Form 20-F
period 2010-12-31
AutoNavi Holdings Ltd
filed 2011-06-27
CIK 1489895

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-34784

AutoNavi Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street

Haidian District

Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Catherine Qin Zhang

AutoNavi Holdings Limited

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street, Haidian District

Beijing 100080

The People’s Republic of China

Phone: (86-10) 5985 9900

Facsimile: (86-10) 5985 9988

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Ordinary shares, par value US$0.0001 per share*	Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of American depositary shares (“ADSs”). Currently, each ADS represents four ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 195,802,580 ordinary shares, par value $0.0001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                                         Accelerated filer  ☐                                         Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents four ordinary shares; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “AutoNavi” refer to AutoNavi Holdings Limited, a Cayman Islands company, its predecessor entities and its subsidiaries and consolidated variable interest entities.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract clients and further enhance our brand recognition; and

•	trends and competition in the navigation and location-based service industry.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

Our selected consolidated financial data presented below for the years ended December 31, 2008, 2009 and 2010 and our balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2007 and our summary selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. We have not included financial information for the years ended December 31, 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008, 2009 and 2010, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2007	2008	2009	2010
	(in thousands of $ except for share, per share and ADS data)
Consolidated Statement of Operations Data
Net revenues	29,653	45,538	57,163	85,765
Cost of revenues(1)	(12,292)	(18,842)	(20,031)	(28,328)

Gross profit	17,361	26,696	37,132	57,437

Operating expenses(1)
Research and development	(3,167)	(5,045)	(7,338)	(12,732)
Selling and marketing	(2,148)	(3,591)	(5,608)	(9,335)
General and administrative	(7,523)	(9,264)	(9,613)	(12,769)
Impairment of goodwill and indefinite-lived intangible assets	—	(674)	—	—

Total operating expenses	(12,838)	(18,574)	(22,559)	(34,836)

Government subsidies	2,308	387	1,016	748
Operating income	6,831	8,509	15,589	23,349

Investment income	1,296	324	109	—
Interest income	959	324	295	1,991
Interest expense	(249)	—	—	—
Change in fair value of forward contract	—	—	—	(2,465)
Foreign exchange (loss)	—	—	—	1,504
Other income	—	—	—	94
Impairment loss on short-term investment	—	(2,000)	—	—

Income before income taxes, share of net income of equity accounted investment and discontinued operations	8,837	7,157	15,993	24,473

Income tax expense	(1,530)	(1,145)	(1,144)	(4,041)
Share of net income (loss) of equity method accounted investment	—	(121)	156	(238)

Income from continuing operations	7,307	5,891	15,005	20,194

Loss on discontinued operations, net of tax(1)(2)	(1,575)	(2,212)	(4,181)	—
Net income	5,732	3,679	10,824	20,194

Less: Net income (loss) attributable to non-controlling interest	(13)	1,476	433	1,059
Net income attributable to AutoNavi Holdings Limited shareholders	5,745	2,203	10,391	19,135

Net income per share:
Net income from continuing operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.05	0.03	0.10	0.11
Diluted	0.05	0.03	0.10	0.10
Net income from continuing operations per Series A preferred share-Basic	0.05	0.03	0.10	0.11

Net loss on discontinued operations attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.01)	(0.02)	(0.03)	—
Diluted	(0.01)	(0.02)	(0.03)	—
Net loss on discontinued operations per Series A preferred share-Basic	(0.01)	(0.02)	(0.03)	—

Net income per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.04	0.01	0.07	0.11
Diluted	0.04	0.01	0.07	0.10
Net income per Series A preferred share-Basic	0.04	0.01	0.07	0.11

Net income per ADS attributable to AutoNavi Holdings Limited shareholders:(3)
Basic	0.15	0.06	0.27	0.45
Diluted	0.15	0.06	0.26	0.42
Weighted average number of shares used in calculating net income per ordinary share:
Basic	114,000,000	114,000,000	115,675,022	149,684,032
Diluted	154,000,000	154,000,000	157,188,766	182,696,079
Weighted average number of shares used in calculating net income per Series A preferred share	40,000,000	40,000,000	40,000,000	20,273,973

(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2007	2008	2009	2010
	(in thousands of $)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	—	268	608
Research and development	—	—	601	1,559
Selling and marketing	—	—	143	1,324
General and administrative	—	—	1,864	2,966
Discontinued operations	—	—	1,956	—

Total share-based compensation expenses	—	—	4,832	6,457

(2)	In December 2009, we distributed the equity interests in AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis. We recorded the pro-rata distribution at the book value of AutoNavi Shanghai, $904,000, as a reduction of retained earnings. AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this annual report.
(3)	Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2007, 2008, 2009 and 2010.

	As of December 31,
	2007	2008	2009	2010
	(in thousands of $)
Consolidated Balance Sheet Data
Cash and term deposit	33,531	28,777	34,716	165,821
Total current assets	61,946	62,268	76,009	197,063

Total assets	92,008	93,645	106,630	248,623

Total current liabilities	23,373	17,759	16,201	29,788
Total liabilities	24,437	18,423	16,733	30,261

Series A convertible redeemable preferred shares	39,326	39,326	39,326	—
Total equity	28,245	35,896	50,571	218,362

Total liabilities, series A convertible redeemable preferred shares and equity	92,008	93,645	106,630	248,623

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6000 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 17, 2011, the noon buying rate was RMB6.4700 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods through December 31, 2008, exchange rates of RMB into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Exchange Rate
Period	Period End	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8102	6.6000
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5192	6.4900	6.5477
May	6.4786	6.4957	6.5073	6.4786
June (through June 17, 2011)	6.4700	6.4785	6.4830	6.4700

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Our failure to adequately maintain and update our digital map database and minimize errors in our navigation and location-based solutions could harm our reputation and subject us to liability claims, which could result in loss of customers, decreased revenues and unexpected expenses.

Our digital map database requires constant maintenance and updating, which is a complex process and subject to error. We also rely on third parties to provide certain data for our digital map database such as some of the point-of-interest data and real time traffic information. There is no assurance that our controls and procedures for maintaining and updating our digital map database will be adequate to keep pace with the rapidly changing road systems in China. We have in the past received feedback from customers and end-users identifying errors in our digital map data. If there are errors in our solutions due to actual or perceived database deficiencies, our reputation could be harmed and our customers may cease to buy our solutions.

Moreover, we could be subject to liability claims and the associated adverse publicity. Claims could be made by our customers if errors in our solutions result in the failure of their products or services, or by end-users of those products or services or others alleging loss or harm as a result of actual or perceived errors in our digital map data. Some of our license agreements include disclaimers, limitations of liability and similar provisions, which, however, may not be effective barriers to potential claims. Any associated adverse publicity may reduce our customers’ willingness to incorporate our map data and related applications into their products, which would adversely affect our revenues.

Liability claims present a risk of protracted litigation, substantial monetary damages, attorneys’ fees, costs and expenses, and diversion of management’s attention from the operation of our business. In some circumstances, we are contractually obligated to indemnify our customers for liabilities, costs and expenses arising out of liability claims. We may incur additional costs and expenses providing indemnification or contesting our customers’ indemnification claims. In addition, we may also have to recall our digital map data or offer to provide replacement, either involuntarily by mandate of our customers or a regulatory agency, or voluntarily in order to preserve our reputation and maintain good customer relations. Recalls or replacements can be costly and divert management’s attention from the operation of our business.

The markets for products and services of our customers incorporating our map data and solutions are evolving and their future growth is uncertain. If these markets fail to grow or even decline, or if we fail to adapt to the rapid changes in these markets, our results of operations and prospects may be adversely affected.

The markets for products and services of our customers incorporating our digital map data and solutions are evolving and are characterized by continuing advances in technology, evolving industry standards, frequent new product and service introductions and changes in the marketing and delivery of digital-map dependent products and services. Our success depends in part upon our customers’ abilities to successfully market and sell their products and services that incorporate our map data and solutions. If our customers cannot maintain market share for their existing products and services incorporating our map data and solutions or do not continue to successfully develop and market new products and services incorporating our map data and solutions, or if the products and services that our customers develop and market do not meet their consumers’ expectations or are not accepted by the market at all, our results of operations and growth prospects may be adversely affected because we may lose existing customers and have difficulty finding new customers, markets and applications for our map data and solutions. Moreover, if we fail to identify new opportunities in the navigation and location-based services markets, introduce new map data and solution features in a timely manner, keep abreast of our customers’ innovations or adapt our solutions to changing industry standards or customer requirements, we could lose our existing customers and be unable to attract new businesses, which could have a material adverse effect on our business, financial condition and results of operations.

We historically have derived a majority of our revenues from our automotive navigation business, which may be affected by fluctuations in the automotive market.

We derived 64.8%, 63.3% and 73.9% of our net revenues for the years ended December 31, 2008, 2009 and 2010, respectively, from licensing map data for use in in-dash navigation systems installed on automobiles and customized aftermarket navigation solutions. Any significant downturn in the overall demand for automobiles could adversely affect the demand for both in-dash navigation systems and aftermarket navigation solutions, which in turn would materially decrease our revenues. Although China’s automotive market has grown in recent years, it is uncertain whether the number of automobiles to be manufactured will grow at a similar rate in the future. It is also uncertain that the percentage of new automobiles equipped with in-dash navigation systems or the demand for aftermarket navigation solutions will increase in the future. For example, the recent global economic downturn resulted in lower than anticipated growth in in-dash navigation systems and aftermarket navigation solutions sales in China. To the extent that our future revenues substantially depend on sales of in-dash navigation systems installed on automobiles and aftermarket navigation solutions, our business would be vulnerable to any downturns in China’s automotive market.

Our results of operations and cash flows may fluctuate due to the project-based nature of our public sector and enterprise applications business.

We generated 23.2%, 25.1% and 12.6% of our net revenues from our public sector and enterprise applications business for the years ended December 31, 2008, 2009 and 2010, respectively. We expect that our public sector and enterprise applications business will continue to account for a significant portion of our revenues in the future. Historically, revenues from our public sector and enterprise applications business have typically been generated on a project basis. For instance, we provided aerial digital maps of two entire provinces and parts of three other provinces in connection with China’s second national land survey in 2007, 2008, 2009, and certain provinces in 2010. Revenues from this and other similar projects may fluctuate significantly from period to period, which makes it difficult for us to forecast revenues and cash flow and could adversely affect our working capital levels. The resulting period-to-period fluctuation in our results of operations could also cause the price of our ADSs to fluctuate or decline.

We have limited experience in the mobile and Internet location-based services markets, and may not be able to successfully address the challenges we face in these markets.

We entered the mobile and Internet location-based services markets in 2006. For the years ended December 31, 2008, 2009 and 2010, revenues from our mobile and Internet location-based solutions business accounted for 5.8%, 9.0% and 11.2%, respectively, of our total net revenues. As we devote more resources in growing our business in the mobile and Internet location-based services markets, we face some new challenges that are different from the ones we face in the automotive navigation market, including: adopting alternative revenue models and pricing structures; serving a larger number of small customers; and interacting with end-users directly.

If we are unable to effectively respond to these challenges and expand our business in the mobile and Internet location-based services markets, our growth and prospects could be negatively affected. We have made and will continue to make investments in developing new solutions for customers in the mobile and Internet location-based services markets. If we are unable to generate sufficient revenues in these markets to recoup our investments, our future results of operations and financial condition could be materially and adversely affected. In addition, our limited experience in these markets may not provide a meaningful basis for you to evaluate our future prospects and results of operations.

If we fail to maintain our relationships with major mobile operators, our mobile location-based solutions business and growth prospects could be materially and adversely affected.

A substantial portion of our revenues from our mobile location-based solutions business have been derived from our co-operation arrangements with China Mobile and China Telecom. Our contractual relationship with

China Mobile is maintained through China Mobile Liaoning, the China Mobile subsidiary in charge of constructing and operating a location-based service platform for China Mobile’s nationwide network. We expect to continue relying on China Mobile for the growth of our mobile location-based solutions business in the near future. Since 2006, we have been providing a nationwide digital map database to support mobile location-based services throughout China Mobile’s nationwide network. In November 2009, China Mobile engaged us to jointly develop and operate a new mobile navigation service, which was launched to 8 provinces and tier 1 cities on January 15th, 2011, and expanded to 31 provinces and tier 1 cities on March 15th, 2011. Our agreement with China Mobile Liaoning regarding the nationwide digital map database will expire in December 2011; our mobile navigation service agreement will expire at the end of June 2011 and is subject to automatic renewal.

We currently are also cooperating with China Telecom to develop and provide end user and business platform software, to integrate China Telecom’s map data and point of interest data and to support its location-based mobile navigation business platform “E Surfing” for China Telecom’s nationwide network. Our cooperation with China Telecom in relation to the “E Surfing” service is conducted through Beijing PDAger Technology Development Co., Ltd., also known as Beijing Xiejin Technology Development Co., Ltd., or PDAger, which we acquired in March 2011, and a subsidiary of China Telecom. The cooperation agreement expires in June 2012, and will be renewed upon initial agreement.

We cannot assure you that China Mobile Liaoning or China Telecom will not decide to terminate the current co-operation relationship, or insist on new agreements with substantially different commercial terms that are unfavorable to us. Our negotiating leverage with China Mobile or China Telecom is limited given its dominant position in China’s mobile communications market. If China Mobile Liaoning or China Telecom for any reason decides to terminate the current co-operation relationship, or if it proposes new agreements with commercial terms materially different from the current ones, e.g., by changing the revenue sharing arrangement with us, our mobile location-based media and commerce platform business and growth prospects could be materially and adversely affected.

Our ability to generate revenues from our mobile location-based solutions business could suffer if China Mobile or China Telecom’s location-based services do not generate sufficient revenues.

In return for providing mobile map and navigation solutions to support mobile location-based services offered throughout China Mobile’s nationwide network, we receive payments from China Mobile primarily based on the level of usage of our map data by China Mobile’s subscribers. For the mobile navigation service to be jointly developed by China Mobile or China Telecom with us, we will share a portion of the fees charged by China Mobile and China Telecom. Therefore, our ability to generate revenues from our mobile location-based solutions business is affected by the future success of the location-based services offered by China Mobile and China Telecom. The future success of China Mobile or China Telecom’s location-based services will depend on, among other things, the quality of its mobile network, the resources it commits to promoting and operating its location-based services and its ability to effectively manage its subscribers’ expectations. We, however, have no control over any of those factors. If the formal launch of some location-based services by China Mobile or China Telecom is delayed, or China Mobile or China Telecom does not allocate sufficient resources to promoting and operating its location-based services, or if China Mobile or China Telecom’s location-based services are not well received by users, those services may not generate sufficient usage and revenues. As a result, revenues from our mobile location-based solutions business may be adversely affected.

A significant portion of our revenues historically have been attributable to a limited number of automobile manufacturers, and if we are unable to maintain these key relationships or establish new relationships with additional automobile manufacturers, our revenues will be adversely affected.

In the in-dash navigation systems market, automobile manufacturers generally have the power to select map data suppliers, regardless of whether the selected map data supplier enters into contract directly with the automobile manufacturer or not. In 2008, 2009 and 2010, revenues from our top five automobile manufacturer customers in each period accounted for approximately 54.7%, 55.9% and 66.8% respectively, of our total revenues. We anticipate that a limited number of automobile manufacturers will continue to represent a significant percentage of our revenues for the foreseeable future. However, there is no assurance that our relationships with our existing automobile manufacturer customers will continue in the future, and we are not guaranteed any minimum level of revenues from them. We cannot assure you that revenues from our current customers will reach or exceed historical levels in any future period. The loss of one or more of our key automobile manufacturer customers, whether due to a change of control or bankruptcy of a customer or other causes, a reduction in orders from them, difficulty or failure to collect payments from any key customer under financial distress, or our failure to attract additional key customers, would adversely affect our revenues.

Our results of operations could suffer if we are not able to maintain the license fees we charge for the use of our map data and solutions in in-dash navigation systems and aftermarket navigation solutions.

We historically derived a substantial portion of our revenues from license fees we charge for the use of our map data in in-dash navigation systems and aftermarket navigation solutions including dealer option navigation systems and portable navigation devices. The license fees we charge our customers are affected by a number of factors, including the competitive landscape, pricing of vehicles and hardware that use our map data and price sensitivity of end-users of navigation products and services. Any one or a combination of these factors could require us to reduce our license fees and this could adversely affect our revenues and profitability. We have in the past lowered, and may in the future need to lower, our license fees in order to preserve customer relationships or to expand the use of our map data and solutions to a broader range of products. To the extent we lower our license fees in the future, we cannot assure you that we will be able to achieve related increases in the use of our map data and solutions or other benefits to fully offset the effects of these reductions. If we are unable to achieve related increases in the use of our map data and solutions to fully offset the effects of reductions in per-unit license fees, our revenues could suffer.

Digital map data piracy exists in China, and our inability to adequately protect against the illegal copying and selling of our digital map data could adversely affect our revenues.

Like many other software products, digital map data is vulnerable to piracy. While China has made progress to address the problem of piracy of intellectual property, the current legal system for intellectual property protection is still not well developed. Piracy of digital map data exists in China and is widespread in the portable navigation device market, where the map data formats used by different portable navigation device manufacturers are similar, making it easier to use pirated digital map data. Although we have taken a number of security measures to prevent piracy, and each copy of digital map data sold by us has been encrypted in accordance with the applicable government regulations, our digital map data has been illegally copied and sold through various channels because those security measures are not always effective against unlawful copying. We have not taken any legal actions against those who have pirated our map data. Preventing piracy is difficult, time-consuming and expensive, and may divert significant management and staff resources from our business operations. Continued unauthorized copying and piracy of our map data not only could adversely affect our revenues, but may also harm our reputation if the unauthorized copy is incomplete, out of date, or of substandard quality. In addition, large scale piracy of our digital map data could significantly impede our ability to recoup the substantial investments we have made in building and maintaining our digital map database.

If we are unable to achieve and maintain certain required quality assurance standards, our key customers may not do business with us.

Many of our customers, particularly those in the automotive industry, require their suppliers to maintain certain quality assurance standards and certifications, including those pursuant to the ISO series of international standards. We have obtained some of these certifications. For instance, we were granted the ISO/TS 16949:2002 certificate for our automotive navigation map design and production operations in July 2009, and value-added telecommunications business, including a call center in August 2010. The ISO/TS 16949 standard applies to the design/development, production and, when relevant, installation and servicing of automotive-related products and is an important independent indicator of quality process management. We cannot assure you that we will be able to continue to meet these standards on an on-going basis in the future. Our customers may later require us to obtain and maintain certifications under different or more stringent standards, which we may or may not be able to accomplish. If we are unable to obtain and maintain such certifications, those customers may refuse to do business with us, which could materially reduce our revenues and adversely affect our reputation.

A substantial portion of our cost of revenues is not directly linked to the level of our revenues. As a result, any shortfall in revenues could adversely affect our gross profit.

The majority of our cost of revenues is related to data collection and processing, which serve as the foundation for all aspects of our business. As a result, our cost of revenues is not directly linked to the level of our revenues. In addition, as we pursue the expansion of our business in the mobile and Internet location-based media and e-commerce platform segment, our cost levels are based, in part, on our expectation of future revenues from those market segments. However, we may not be able to achieve the growth of revenues as we anticipated. Any shortfall in revenues relative to our expectations in any given period would not necessarily result in a proportionate reduction in our costs, and could therefore have a material adverse effect on our operating results.

Our growth will depend in part on adding new solutions to our portfolio or adapting our business models in response to rapid changes in our industry, which can require significant expenditures in advance of revenues.

We face constant pressure to provide our customers and end-users with new solutions that incorporate the latest technology. We must make significant expenditures to research and develop new navigation and location-based solutions before we can generate any revenues from those new solutions. We may also be required to make unanticipated expenditures, for instance, to acquire key technologies to support or expand our solutions and replace outdated or failing equipment. In addition, we may need to change our business models from time to time in response to the rapid changes in China’s navigation and location-based services industry. The new business models may require substantial upfront capital expenditures. If our new solutions are not received favorably by our customers or the end-users or the new business models adopted by us do not work as well as we had expected, we may not be able to generate sufficient revenues to recoup the significant upfront expenditures, and our results of operations and financial position would be adversely affected.

The surveying and mapping business is highly regulated in China. If we fail to comply with applicable laws, rules and regulations, our surveying and mapping qualification certificates could be suspended or revoked, which would materially impede our business.

Due to national security concerns, the surveying and mapping business is highly regulated in China and is subject to a complex set of laws, rules and regulations administered primarily by the State Bureau of Surveying and Mapping. Only entities that have been granted a surveying and mapping qualification certificate for digital navigation map production by the State Bureau of Surveying and Mapping are permitted to engage in data collection, editing, processing, formatting, geographic information integration and other digital map production activities. In addition, the servers on which the map data are stored must be kept inside China with public Internet protocol addresses provided. AutoNavi Software, our variable interest entity in China, holds a Class A surveying and mapping qualification certificate for digital navigation map production and related activities, valid until December 31, 2014. AutoNavi Software, MapABC Technology and PDAger, have obtained a Class A surveying qualification certificate for internet map service, valid until December 31, 2014. Xingtiandi Technology, a subsidiary of AutoNavi Software, holds a Class A surveying and mapping qualification certificate for aerial photogrammetry and a Class B surveying and mapping qualification for photogrammetry and remote sensing and related activities, valid until December 31, 2014 .We cannot assure you that AutoNavi Software, MapABC Technology, Xingtiandi Technology and PDAger will always be in compliance with the various laws, rules and regulations governing the surveying and mapping business. If either of them is found to be in violation of any of these laws, rules and regulations, we could face severe penalties, including postponement or denial of annual registration, downgrading of professional qualification, and suspension or even revocation of the surveying and mapping qualification certificates. Any of these penalties could materially impede our ability to create, improve, license or distribute solutions incorporating digital map data, which could materially and adversely affect our financial condition and results of operations.

We rely on a third-party holder of a publishing license for electronic publication of our digital map data. If we are unable to continue the use of this license, our business could be adversely affected.

Under the relevant PRC laws and regulations, our digital map data are deemed electronic publications, which can only be published by a publishing entity with a publishing license for electronic publications granted by the General Administration of Press and Publications. Since we do not have such a license, we have entered into an agreement with SinoMaps Press, a publishing entity that holds a publishing license for electronic publications. Under the agreement, SinoMaps Press is responsible for reviewing, seeking approval for and publishing the digital maps we produce and deliver to them. For each electronic publication and its updated version, SinoMaps Press must submit the sample map and other required information to the State Bureau of Surveying and Mapping and the General Administration of Press and Publications for approval. Our agreement with SinoMaps Press is effective until November 2014. We cannot assure you that SinoMaps Press will agree to renew this agreement upon the expiration of the current term. If we fail to renew the agreement with SinoMaps Press or enter into a replacement contract with another holder of a publishing license for electronic publications, our business could be adversely affected.

We depend on in-dash navigation system manufacturers to distribute our digital map data to automobile manufacturers, and any delays or errors in the distribution of our map data to automobile manufacturers could adversely affect our business.

In the in-dash navigation systems market, it is critical that we maintain a good reputation among automobile manufacturers, whether we have entered contracts with them directly or through in-dash navigation system manufacturers. We usually convert our digital map data into different proprietary formats of the in-dash navigation system manufacturers and send DVD copies or hard disk drives of the converted map data to these companies. These companies then distribute the DVDs or hard disk drives along with their own products to the automobile manufacturers. To the extent we continue to rely on in-dash navigation system manufacturers to distribute our map data, their failure to distribute our map data in a timely manner and meet the requirements of automobile manufacturers may harm our reputation and relationships with our automobile manufacturer customers.

If our customers do not accurately report the amount of fees owed to us under our agreements with them, we will not receive all of the revenues to which we are entitled.

For a portion of our sales to the dealer option navigation system and portable navigation device manufacturers and our mobile and Internet location-based solutions business, we rely on our customers to accurately report the amount of fees owed to us under our agreements with them. Some of our agreements with our customers give us the right to audit their records to verify this information. However, these audits can be expensive, time-consuming and possibly harmful to our ongoing business relationships with our customers. To date we have not audited any customers and have relied primarily on the data in our customers’ reports. To the extent those reports are inaccurate, the revenues we collect from our customers could be materially less than the amount we would be entitled to from them. In addition, even if we conduct audits, there can be no assurance that any additional fees determined to be payable to us in such audits would be recoverable or that, if recoverable, such additional fees would be sufficient to cover our audit expenses.

We may not be able to effectively identify or pursue targets for acquisitions or investments, and even if we complete such transactions, we may be unable to successfully integrate them into, or realize anticipated benefits to, our business, which may adversely affect our growth and results of operations.

Historically, we have acquired new capabilities and additional customers through selected acquisitions. For example, we gained Internet-based map application capabilities in 2006 by acquiring control of MapABC Technology, one of our variable interest entities in China, a leading online map application solution provider in China. In 2006, we added aerial photogrammetry to our portfolio of solutions by acquiring Xingtiandi Technology, which holds a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the State Bureau of Surveying and Mapping. In March 2011, we acquired all the equity interests in Shanghai eTag in Shanghai and certain technologies and intellectual properties of eTag Information Services Co., Ltd., a software developer specializing in mobile location based application software utilized in personal navigation systems; in the same month, we acquired the remaining 80% equity interest in PDAger, a mobile location-based service provider in China and major partner in China Telecom’s mobile navigation business, which had been 20% owned by us. We expect to continue to selectively acquire or invest in businesses that complement our existing business. We may not, however, be able to identify suitable candidates for acquisitions or investments in the future. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us. If we fail to identify appropriate candidates or complete the desired transactions, our growth may be impeded.

Even if we complete the desired acquisitions or investments, such acquisitions and investments may expose us to new operational, regulatory, market and geographic risks and challenges, including:

•	diversion of our management’s attention and other resources from our existing business;

•	our inability to maintain the key business relationships and the reputations of the businesses we acquire or invest in;

•	our inability to retain key personnel of the acquired or invested company;

•	uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	failure to comply with laws and regulations as well as industry or technical standards of the markets into which we expand;

•	our dependence on unfamiliar affiliates and partners of the companies we acquire or invest in;

•	unsatisfactory performance of the businesses we acquire or invest in;

•	our responsibility for the liabilities associated with the businesses we acquire, including those which we may not anticipate; and

•	our inability to maintain internal standards, controls, procedures and policies.

Any of these events could disrupt our ability to manage our business. These risks could also result in our failure to derive the intended benefits of the acquisitions or investments, and we may be unable to recover our investment in such initiatives or may have to recognize impairment charges as a result.

We face significant competition in the navigation and location-based services industry, and if we are unable to compete effectively with our existing and potential competitors, we could lose market share and our results of operations and financial condition may be materially and adversely affected.

The markets for navigation and location-based solutions in China are highly competitive. We compete for customers and business with other solution providers on the basis of, among other things, the coverage and accuracy of map data, the amount and accuracy of point of interest information, the frequency of database update, variety of presentation features, the ability to provide customized solutions to meet customers’ specific needs, price and variety and quality of solutions offered.

We face competition in each line of navigation and location-based solutions that we offer. In the in-dash navigation systems market, our primary competitor is NavInfo Co., Ltd. The portable navigation devices market for digital map solutions is highly competitive with multiple map data providers and, as a result, price competition is intense in that market. Some of our competitors in the automotive navigation market have formed joint ventures or have otherwise co-operated with NAVTEQ Corporation, a subsidiary of Nokia Corporation and one of the two major international digital map providers. The global reach of NAVTEQ Corporation, its pre-existing relationships with some of our key customers, its greater financial resources and its affiliation with global navigation hardware manufacturers may help our competitors expand their business in China. In mobile and Internet location-based media and e-commerce platform, we do not have any single competitor that competes with us in all areas. Rather, we compete with different competitors in different areas. In pre-installed and downloadable navigation solutions for mobile devices, we face competition primarily from companies that offer similar solutions. The competition is primarily based on product design and marketing. In mobile and Internet-based map application solutions, we compete primarily with Mapbar. The competition is primarily based on access to quality map data, richness of the content, ease of use, stability of solutions and technical support. In MiniMap, our user-end map application software, and AMAP, an enhanced version of MiniMap, we compete with other Internet-based local based search and information service providers. The competition is primarily based on the ability to provide rich, targeted and useful location-based information. Competition in public sector and enterprise applications is primarily based on technology capability, service capacity, customer relations, price and ability to provide integrated solutions consisting of both map data and software applications. In addition, as technology and the regulatory environment in China evolve, new entrants may enter the business of developing digital maps. For example, Google stopped using map data from Tele Atlas in December 2009, and now uses its own map data for the United States market. If China’s regulatory regime for digital map production changes in the future to allow foreign companies to develop digital maps on their own, demand for our map data and solutions could be adversely affected. Increased competition from our current competitors or new market entrants may result in price reductions, reduced profit margins and/or loss of market share by us.

We may not be able to sustain or improve the strength of our brand, and we may consequently experience difficulties in improving market acceptance.

We intend to maintain a clear and consistent brand across all of our solutions and in all of our markets. Maintaining and strengthening our brand will depend on our success in providing high-quality solutions that are favorably received by our customers and end-users. The strength of our brand also depends in part on our being a technology leader in providing navigation and location-based solutions, and we cannot be certain that our research and development efforts will continue to succeed in this regard. In addition, the strength of our brand depends in part on the products and services of third parties whose products incorporate our map data and over which we have little or no control. Defects, errors or failures in third-party products and services could damage our reputation or our brand. Any negative publicity of our map database or solutions, or otherwise about our company, may have a negative impact on our reputation or brand. If we fail to increase awareness of our brand and strengthen our reputation for providing high-quality solutions, or if any other factor negatively affects our reputation or our brand image, our business, results of operations or financial condition could be materially and adversely affected.

If we fail to manage our growth effectively, our business may be materially and adversely affected.

We have grown in recent years. Our total net revenues grew from $45.5 million in 2008 to $57.2 million in 2009, and to $85.8 million in 2010, representing a compound annual growth rate, or CAGR, of 37.3%. There can be no assurance that we will be able to maintain our past rates of growth. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to continue to expand, train, manage and motivate our workforce and manage our client relationships. Moreover, as we introduce new navigation and location-based solutions or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges. Any of these endeavors will involve risks and require substantial management resources and attention. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our solutions, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of patent, copyright, software registration, trade secret, trademark and unfair competition laws and contractual rights to establish and protect our intellectual property rights for our database, software and related technologies. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property from infringement, misappropriation or piracy will prove to be sufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other developed countries. Current or potential competitors may use our intellectual property without our authorization in the development of databases, software or technologies that are substantially equivalent or superior to ours, which could reduce demand for our solutions, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect our trade secrets and other proprietary information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and may result in the loss of significant rights by us.

The validity, enforceability and scope of protection of intellectual property rights in digital map-related industries in China are evolving and uncertain. Many industry participants actively seek protection for digital map-related technologies, including through copyright or patent registration and litigation. Copyrights or patents issued or pending that are held by others may cover significant aspects of our technologies, solutions or business methods. In addition, our database includes content from third parties such as certain point-of-interest and real time traffic information provided by our business partners and we also use certain third party software. We have procedures designed to reduce the likelihood that such content or third party software might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content or other IP infringement. Although we have not been subject to any material litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our technologies, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our customer relationships and harm our reputation.

Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be adversely affected if we lose their services or if their outside business interests create conflicts or give rise to negative publicity.

Our future success depends heavily on the continued services of our current executive officers, particularly Congwu Cheng, our chief executive officer. We also rely on the skills, experience and efforts of other employees, including management, sales, support, research and development, technical and services personnel. Qualified employees are in high demand throughout technology-based industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of senior management to work effectively as a team.

If one or more of our executive officers or other key employees is unable or unwilling to continue in their present positions, we may not be able to find suitable replacements easily or at all, which may disrupt our business operations. We do not have key person insurance in place. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose customers, know-how, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

In addition, some of our executive officers may have other business dealings or activities outside their employment with us that are relating to digital map information, navigation and location-based solutions, and similar businesses, as well as businesses outside of our industry. Conflicts of interest may arise between their outside business interests and our company. We do not believe any of our executive officers currently has a conflict of interest with us. In the event that a conflict of interest occurs in the future, we expect our executive officers to abide by our code of business conduct and ethics and their obligations under their respective employment agreements. If any of them does not abide by the above, we intend to resort to appropriate remedies to address the situation. However, we cannot assure you that conflicts of interests, if any, will always be resolved in our favor. In addition, if any of the business associates or entities in which our executive officers are involved makes any claims or initiates litigation against them or against us, we may also be subject to costly legal proceedings and claims. Our directors and senior management could also be subject to scrutiny by the media and the public, which may result in press coverage of unverified, inaccurate or misleading information about them. Negative publicity about our directors or senior management, even if untrue or inaccurate, may have an adverse impact on our reputation and the trading price of our ADSs.

Our operations rely on our technology, telecommunications and other infrastructure systems, which can suffer business interruptions and system failure and incompatibility that could increase our operating costs, cause delays in our operations and limit the growth of our business.

Our systems and operations are vulnerable to damage or interruption from fire, earthquake, flood, power loss, computer hardware and software failure, telecommunications failure, computer hacking and similar events. Our disaster recovery plans and redundant systems may not be sufficient to cure such system failures in a timely manner. The occurrence of a natural disaster or unanticipated problems with our technology, telecommunications and other infrastructure systems at our offices in the Changping Hi-tech Park, Beijing, where we keep our production facility and the servers that store our digital map database and run our technology platforms, could cause interruptions or delays in the ongoing development and enhancement of our digital map database and related software, and inhibit our ability to timely deliver our solutions to our customers, which in turn could cause us to lose customers or revenues. Similarly, system failures and operational interruptions of our customers could also adversely affect our own revenues. Our technology, telecommunications and other infrastructure systems may also be subject to capacity constraints which would cause increased operating costs in order to overcome these constraints. In addition, our mobile and Internet location-based media and e-commerce platform may not be compatible with the information technology systems of our business partners, enterprise customers or third-party application developers, which would limit the growth of our business.

We will become subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act as of the end of our fiscal year ending December 31, 2011. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

In the course of preparing our consolidated financial statements, we and our independent registered public accounting firm identified certain material weakness, significant deficiency and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2010. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness observed related to lack of accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency observed related to a need to enhance our accounting policies and procedures manual in accordance with U.S. GAAP. Following the identification of this material weakness and significant deficiency, we implemented additional measures to remediate the material weakness and significant deficiency, including: (1) hiring additional accounting personnel with extensive experience in U.S. GAAP and SEC reporting requirements and strong analytical skills; (2) providing regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics; (3) engaging one of the major international accounting firms as our external consultant on internal control matters to supplement our existing internal control team to provide us Section 404 readiness service, (4) expanding our internal control team by hiring two managers with a specialization in internal control and experience at major international accounting firms; (5) having Dr. Daqing Dave Qi, a professor of accounting and member of the American Accounting Association, chair our audit committee as a financial expert; and (6) enhancing the accounting manual with more detailed guidance on accounting policies and procedures.

We are subject to the reporting obligations under the U.S. securities laws following our initial public offering in July 2010. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2011. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse report on the effectiveness of our internal control over financial reporting or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. During the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies do. Other than automobile insurance on certain vehicles, property and casualty insurance on some of our assets and group accident insurance for our field survey employees, we do not have commercial insurance coverage on our digital map database, other assets and personnel, nor do we have insurance to cover our business or interruptions of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we are not able to effectively manage risks associated with our potential expansion into international markets, out operating results or profitability could be adversely affected.

We may expand our business into international markets in the future. In our international expansion, we may face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in other jurisdictions, including challenges caused by distance and linguistic and cultural differences, the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations, fluctuations in currency exchange rates, unanticipated changes in laws or regulatory requirements, including tariffs or other barriers to trade, and the potential for political, legal and economic instability. Any of these or other factors could have an adverse effect on our sales or costs, on the market acceptance of our solutions or on our ability to compete in one or more jurisdictions, which could have a material adverse effect on our business, results of operations or financial condition.

Expansion into international markets may place significant additional burdens on our senior management and our sales and marketing teams. We also may not be able to process and make available to our customers navigation and location-based solutions for a new geographic market in a timely or commercially favorable manner, in the native language or without substantial errors. Moreover, our ability to expand successfully depends in part on our establishing sufficient operational resources and infrastructure. Our sales and marketing efforts in a new geographic market may fail to establish a viable distribution network or our solutions may not gain market acceptance or brand recognition sufficient to offset the costs of geographic expansion. If we fail to properly manage these risks, we may incur higher expenses and lower revenues, and any geographic expansion we undertake could have a material adverse effect on our business, results of operations or financial condition.

End-user privacy concerns may limit the growth of our solutions.

Concerns have been raised with respect to the possibility that GPS-based navigation products could be used to violate personal privacy by making available a record of a person’s geographical location to others. While we do not directly collect data on the location of individual end-users, our location-based solutions could enable our mobile operator customers to collect such data if they chose to do so. The technological potential of our current or future solutions may create privacy concerns in the general public. If these or other problems with public opinion arise in connection with our solutions or the navigation and located-based services industry in general, or if new laws or regulations are passed relating to privacy concerns, our reputation, results of operations or financial condition could be materially and adversely affected.

We depend on our dedicated and capable employees, and if we are not able to continue to hire, train and retain qualified employees or if labor costs increase, our business and results of operations could be materially and adversely affected.

Our continued success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees for our business operations, including data collection and procession and research and development employees. We cannot assure you that we would be able to recruit or retain a sufficient number of qualified employees for our business. Any material increase in employee turnover rates and any failure to recruit skilled personnel and to retain key staff due to factors such as failure to keep up with market average employee salary levels may make our growth strategy difficult to implement. Any increased labor costs due to factors like competition, increased wage requirements and employee benefits would adversely impact our operating costs. Any of the above would materially and adversely affect our business and results of operations.

Our business and results of operations may be adversely affected by any global or Chinese economic downturn.

Recent global market and economic conditions have been unprecedented and challenging with recession in most major economies persisting in 2009 and significant market volatility in 2010. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not work effectively or quickly enough to maintain economic growth in China or avert a severe economic downturn.

Since we derive substantially all of our revenues from our navigation and location-based solutions in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business and results of operations. Our revenues in the automotive navigation and mobile location-based solutions segments ultimately depend on end-user spending, which in turn depend on the end-users’ level of disposable income, perceived future earnings and willingness to spend. As there are still substantial uncertainties in the current and future conditions in the global and Chinese economies, consumers may avoid purchasing new automobiles and reduce their spending on discretionary items, such as portable navigation devices and mobile location-based services. Moreover, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payments from such customers. Further disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan province in southeastern China and part of Qinghai province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our raw data, digital map database and technology systems. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. Any outbreak of avian influenza, SARS, the influenza A (H1N1), or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause severe disruption to our daily operations, including our field survey, data production and sales and marketing activities, and may even require a temporary closure of our data production facilities.

Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics. The March 2011 Japanese earthquake and tsunami have not had a material effect on our customers or business.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in surveying and mapping, digital navigation map production, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in surveying and mapping, the production of digital navigation maps, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services. Specifically, a foreign investor may only hold a minority interest in a Chinese entity that engages in surveying and mapping, and foreign-invested companies are prohibited from engaging in the production of digital navigation maps and aerial photogrammetry. In addition, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our PRC subsidiary, AutoNavi Technology, two affiliated companies in the PRC, AutoNavi Software and MapABC Technology, and their respective shareholders. AutoNavi Software and MapABC Technology and their subsidiaries hold the licenses and permits necessary to conduct our surveying and mapping business, value-added telecommunication services and related businesses in China.

Our contractual arrangements with AutoNavi Software and MapABC Technology and their respective shareholders enable us to:

•	exercise effective control over AutoNavi Software and MapABC Technology;

•

receive substantially all of the economic benefits of AutoNavi Software and MapABC Technology in consideration for the services provided by AutoNavi Technology, our wholly-owned subsidiary in China; and

•	have an exclusive option to purchase all or part of the equity interests in each of AutoNavi Software and MapABC Technology when and to the extent permitted by PRC law.

Because of these contractual arrangements, we become the primary beneficiary of AutoNavi Software and MapABC Technology and hence treat them as our variable interest entities and consolidate their results.

If we, our PRC subsidiary or either of our variable interest entities is found to be in violation of any existing or future PRC laws or regulations, including the restrictions on foreign ownership of companies that engage in surveying and mapping, the production of digital navigation maps, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Bureau of Surveying and Mapping, which regulates digital navigation map production and aerial photogrammetry, the Ministry of Industry and Information Technology, which regulates value-added telecommunication services, and General Administration of Press and Publication, which regulates electronic and Internet publication, as well as the Ministry of Commerce, which is the primary regulator of foreign investment in China, and the National Development and Reform Commission, would have broad discretion in dealing with such violations or failures, including:

•	revoking the business and operating licenses and surveying and mapping qualification certificates of our PRC subsidiary and variable interest entities;

•	discontinuing or restricting our PRC subsidiary’s and variable interest entities’ operations;

•

imposing fines, confiscating the income from our PRC subsidiary and variable interest entities’ operations, or imposing conditions or other requirements with which we or our PRC subsidiary or variable interest entities may not be able to comply; and

•	requiring us or our PRC subsidiary and variable interest entities to restructure the relevant ownership structure or operations.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

In many cases, existing regulations with regard to foreign investors investing in companies that engage in surveying and mapping, producing digital navigation maps, aerial photogrammetry, and value-added telecommunication services, including, but not limited to, Internet content services, lack detailed explanations and operational procedures and are subject to interpretation, which may change over time. Most of these regulations have not been interpreted by the relevant authorities in circumstances similar to our corporate structure. Accordingly, we cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted and the interpretation of existing regulations may change, any of which could result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with AutoNavi Software and MapABC Technology and their shareholders for our China operations, which may not be as effective as direct ownership, in providing operational control.

We rely on contractual arrangements with our variable interest entities, AutoNavi Software and MapABC Technology, and their shareholders to operate our business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. Under the current contractual arrangements, as a legal matter, if our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

Under the equity pledge agreements between our subsidiary AutoNavi Technology and the respective shareholders of AutoNavi Software and MapABC Technology, those shareholders pledged their equity interests in AutoNavi Software and MapABC Technology to AutoNavi Technology to secure AutoNavi Software’s and MapABC Technology’s obligations under the exclusive technology and consulting service agreements, the know-how license agreements and, in the case of AutoNavi Software, the domain name license agreement and the patent license agreement. Our PRC counsel, Jun He Law Offices, has advised us that these pledges were duly created by recording the pledge on AutoNavi Software’s and MapABC Technology’s respective register of shareholders in accordance with the PRC Security Law. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge will not be effective unless it has been registered with the relevant administration for industry and commerce. AutoNavi Software and MapABC Technology have not completed the registration of the pledges so far, the pledges have not become effective under the PRC Property Rights Law. As a result, if AutoNavi Software and MapABC Technology breach their obligations under the various agreements described above, AutoNavi Technology may not be able to successfully enforce the pledges.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements we have entered into among our PRC subsidiary, our variable interest entities and their respective shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities and their subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws, and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among AutoNavi Technology, our wholly-owned subsidiary in China, AutoNavi Software and MapABC Technology, our variable interest entities in China, and their respective shareholders were not entered into on an arm’s-length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust AutoNavi Software and MapABC Technology’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of, for PRC tax purposes, expense deductions recorded by AutoNavi Software and MapABC Technology, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on AutoNavi Software and MapABC Technology for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our consolidated net income could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay punitive interest.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Some of our founders and executive officers are direct and indirect owners of AutoNavi Software and MapABC Technology. Conflicts of interest may arise between the dual roles of those individuals who are both executive officers of our company and shareholders of our variable interest entities. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by AutoNavi Technology, our PRC subsidiary, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If AutoNavi Technology incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, AutoNavi Technology, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as AutoNavi Technology is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of AutoNavi Technology to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiary and variable interest entities or making additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and variable interest entities. We may make loans to our PRC subsidiary and variable interest entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to AutoNavi Technology to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance AutoNavi Technology by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our variable interest entities, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in the surveying and mapping business or value-added telecommunication services, including but not limited to Internet content services, as well as licensing and other regulatory issues.

Pursuant to a SAFE Circular 142 promulgated by SAFE, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or any variable interest entities or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different periods, regions and among various economic sectors of China. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency—denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth, including decreasing the People’s Bank of China’s statutory deposit reserve ratio and lowering benchmark interest rates several times. Since January 2010, however, the People’s Bank of China has increased the statutory deposit reserve ratio in response to rapid growth of credit in 2009. It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for our solutions, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The laws and regulations governing navigation and location-based services and Internet content provision services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.

The navigation and location-based services industry is highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Bureau of Surveying and Mapping, the General

Administration of Press and Publications and the Ministry of Industry and Information Technology, are empowered to issue and implement regulations governing various aspects of the navigation and location-based services industry.

We are required to obtain various licenses and permits from different regulatory authorities in order to conduct our operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Licenses.” According to the Opinions on Strengthening the Administration of Internet Map Services and the Websites that Provide Geographical Information Services jointly issued by eight government agencies on February 25, 2008, the publication of Internet maps is subject to the approval of the General Administration of Press and Publications and requires an Internet publishing license. We have been providing Internet map solutions since 2006, but have not obtained an Internet publishing license for such business. We have obtained a surveying and mapping qualification certificate for Internet map service from the State Bureau of Surveying and Mapping. However, we cannot rule out the possibility that the General Administration of Press and Publications may demand that we suspend our Internet map application business for the lack of an Internet publishing license in the future and impose severe penalties on us. Although we have not generated significant revenues from our Internet map application business, suspension of this business may adversely affect our growth and prospects. In addition, AutoNavi Software holds a publication operating license necessary for sales of our digital map data. However, ADF Navigation does not have such a license. We derive a substantial portion of our revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation. We cannot rule out the possibility that the General Administration of Press and Publications may demand that ADF Navigation suspend its business for the lack of a publication operating license and impose severe penalties on ADF Navigation.

In addition, a commercial Internet content services provider must obtain a value-added telecommunications business operating license, or ICP license. While we have obtained this ICP license for our MapABC.com and Autonavi.com websites, we are currently applying to add AMAP.com to our existing Autonavi.com ICP license. If our application is unsuccessful, our AMAP.com website could be disrupted and suspension of this business may adversely affect our growth and prospects.

As the navigation and location-based services industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the navigation and location-based services industry.

We cannot assure you that we will be able to maintain our existing licenses and certificates or renew any of them when their current term expires. For example, our Class A surveying and mapping qualification certificate for digital navigation map production and related activities, which was issued by the State Bureau of Surveying and Mapping, is valid until December 31, 2014 and subject to annual review. If we are unable to maintain and renew one or more of our licenses and certificates, particularly our Class A surveying and mapping qualification certificate for digital navigation map production and related activities, or obtain such renewals on commercially reasonable terms, our operations could be materially disrupted. Furthermore, if the PRC government requires additional licenses or permits in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits in a timely manner, or at all.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The reporting and functional currency of our Cayman Islands holding company is the U.S. dollar. However, all of the revenues and most of the expenses of our consolidated operating subsidiary and variable interest entities are denominated in RMB. Substantially all of our sales contracts are denominated in RMB and substantially all of our costs and expenses are denominated in RMB. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar—denominated investments we make in the future. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material adverse effect on the market price of our ADSs and your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in RMB. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary, AutoNavi Technology, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, AutoNavi Technology is able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Meanwhile, when Internet content providers and Internet publishers find that information falling within the categories described above is transmitted on their website or is stored in its electronic bulletin service system, they must terminate the transmission of such information or delete such information immediately and keep records and report this to the relevant authorities. Failure to comply with these requirements could result in the revocation of the Internet content provider license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

The Ministry of Industry and Information Technology has published regulations that subject website operators to potential liabilities for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of the PRC government’s state secrets, is authorized to block any website it deems to be leaking state secrets or fail to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

Through MapABC Technology, our variable interest entity in China, we operate our MapABC.com website which, among other things, allows users to post location-related information on the website. As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information on our websites, and keep records and report to relevant authorities. In addition, we may be subject to significant penalties for violations of those regulations, and our operations and reputation could be adversely affected.

PRC regulations relating to acquisitions in China may subject us to requisite approval by the Ministry of Commerce and the failure to obtain such approval could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulation, jointly issued by six PRC regulatory agencies and amended by the Ministry of Commerce in 2009, include provisions that purport to require the Ministry of Commerce’s approval for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. However, the interpretation and implementation of the M&A Regulation remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on foreign acquisitions among related parties.

We currently have various agreements with our variable interest entities and their shareholders that give us effective control over them, including operating agreements and equity pledges. If the Ministry of Commerce subsequently determines that their approval was required for such contractual arrangements, we may need to apply for a remedial approval. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the Ministry of Commerce. Inability to obtain such approval or waiver from the Ministry of Commerce may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Further, we may be subject to certain administrative punishments or other sanctions from the Ministry of Commerce. The Ministry of Commerce or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of our U.S. dollars funds into the PRC, or take other actions that could have further material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

This regulation also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including a requirement that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if either threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 is triggered. Complying with the requirements of the new regulation to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The regulation discussed above could also make it more difficult for us to pursue growth through acquisitions.

The regulation discussed in the preceding risk factor also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including a requirement that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if either threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 is triggered. To date, we have conducted our acquisitions in China exclusively through our PRC variable interest entities. In the future, we may grow our business in part by directly acquiring complementary businesses rather than through our variable interest entities. Complying with the requirements of the new regulation to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

Pursuant to a SAFE Circular No. 75 issued by SAFE on November 1, 2005 and its implementation rules, PRC residents and PRC corporate entities are required to register with and obtain approval from local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of SAFE, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, a transfer or swap of shares, a merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE when such updates are required under applicable foreign exchange regulations. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We are aware that our PRC resident beneficial owners subject to the SAFE registration requirement have registered with the Beijing SAFE branch. However, we cannot provide any assurance that all of our shareholders who are PRC residents will continue to make, obtain or update any applicable registrations or approvals required by these foreign exchange regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

However, as these foreign exchange regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas publicly listed company is listed or a qualified institution designated by the overseas publicly listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. We and our PRC employees who have been granted stock options are subject to this rule and we and our PRC optionees are in the process of applying for the registration However, we cannot assure you that we and our PRC optionees will complete such registration procedures in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Options Plan.”

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

AutoNavi Technology, AutoNavi Software, MapABC Technology, Xingtiandi Technology and AutoNavi Xiamen qualify as “high and new technology enterprises”, which entitles them to a preferential tax rate of 15%, subject to their maintenance of the “high and new technology enterprise” status. The continued qualification of a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant government authorities in China. In addition to “high and new technology enterprises”, AutoNavi Software was recognized as a “key software enterprise” for year 2010 and was entitled to a preferential tax rate of 10% in 2010 and thereafter as long as it continues to qualify as “key software enterprise”. If any of AutoNavi Technology, AutoNavi Software, MapABC Technology, Xingtiandi Technology and AutoNavi Xiamen fails to maintain its “high and new technology enterprise” qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations.

Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to our wholly-owned PRC subsidiary and variable interest entities will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law and its implementing rules an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT Circular 82 issued by State Administration of Taxation provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, the determining criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the PRC Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which is the direct holding company of our PRC subsidiary, AutoNavi Technology. If our Hong Kong subsidiary is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of AutoNavi Technology, dividends that it receives from AutoNavi Technology may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 10. Additional Information—E. Taxation—Dividend Withholding Tax.”

We have been advised by our PRC counsel, Jun He Law Offices, that because there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, your investment in our ordinary shares or ADSs may be materially and adversely affected.

Risks Related to our ADSs

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the quality of our solutions or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide navigation and location-based solutions;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the navigation and location-based services industry;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar; and

•	sales or perceived potential sales of our ordinary shares or ADSs.

In addition, the securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of any particular companies, particularly in recent years. In 2010, the closing price of our ADSs on NASDAQ varied from a high of $12.62 to $22.72. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we have 195,802,580 ordinary shares outstanding, including 6,057,628 ordinary shares issued to our depositary and reserved for future grants under our share incentive plan, and 89,594,580 ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs cannot exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because our holding company is incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and executive officers reside outside the United States.

Our holding company is incorporated in the Cayman Islands and we conduct substantially all of our operations in China through our PRC subsidiary and variable interest entities. All of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind in a U.S. court, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our amended and restated memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income (“passive assets”). Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result we consolidate such entities operating results in our consolidated financial statements. Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2010. If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2010 and any subsequent taxable year. In addition, because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year ended December 31, 2011 or future taxable years. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Taxation”) may incur significantly increased

United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Cayman Islands incorporated holding company that conducts operations through our subsidiary and consolidated affiliated entities. In April 2002, our founders began to carry out research and development activities relating to digital map data for in-dash navigation systems through AutoNavi Software Co., Ltd., or AutoNavi Software. In September 2002, we formed Beijing ADF Navigation Technology Co., Ltd., or ADF Navigation, a subsidiary of AutoNavi Software, to develop our automotive navigation business in China. In 2004, we obtained a Class A surveying and mapping qualification certificate issued by the State Bureau of Surveying and Mapping and began providing digital map data to a major automobile manufacturer in China. In 2005, we started supplying digital map data to portable navigation device manufacturers. In 2006, we entered the Internet location-based solutions market by acquiring control of Beijing MapABC Technology Co., Ltd., or MapABC Technology, a leading online map application solution provider in China. Also in 2006, we entered the mobile location-based solutions market by providing China Mobile with a nationwide digital map database for its location-based services. In December 2006, we commenced our aerial photogrammetry business by acquiring Beijing Xingtiandi Information Technology Co., Ltd., or Xingtiandi Technology, which holds a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the State Bureau of Surveying and Mapping.

In August 2006, in order to facilitate international financing, our founders formed AutoNavi Holdings Limited, a Cayman Islands company, to be our holding company. We also formed AutoNavi International Limited, a British Virgin Islands company, to be our intermediate holding company and AutoNavi Information Technology Co., Ltd., or AutoNavi Technology, a wholly-owned subsidiary of AutoNavi International Limited, under PRC law. In October 2006, we issued 40 million Series A convertible preferred shares, or Series A preferred shares, to a group of private equity investors. In January 2008, we established a Hong Kong company, AutoNavi Asia Limited, to be the direct holding company of AutoNavi Technology.

In December 2009, we distributed the equity interests in Shanghai AutoNavi Software Co., Ltd., or AutoNavi Shanghai, to all of our shareholders or their designated persons. AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, had been engaged in the telematics business, which was not part of our core business, and had accounted for 1.3%, 0.7% and 1.2% of our total revenues in 2007, 2008 and 2009, respectively. The results of the telematics business have been presented as discontinued operations in this annual report.

On July 1, 2010, our ADSs, each representing four ordinary shares, commenced trading on the Nasdaq Global Select Market under the ticker symbol “AMAP.” We issued and sold a total of 8,793,750 ADSs, representing 35,175,000 ordinary shares, and the selling shareholders sold an additional 1,125,000 ADSs, representing 4,500,000 ordinary shares, in each case at an initial offering price of $12.50 per ADS. Net proceeds to us from the offering were approximately $98.6 million after deducting underwriting discounts and commissions as well as offering expenses payable by us. Each Series A preferred share was automatically converted to one ordinary share upon the closing of our initial public offering on July 7, 2010.

In October 2010, we entered into a master agreement for strategic cooperation with TomTom Global Content B.V., or TomTom Global, originally named Tele Atlas B.V., to establish a joint venture in Beijing. The joint venture will be 51% held by AutoNavi Software and 49% held by TomTom Global. We expect that the partnership with TomTom Global will provide us the opportunity to expand our relationship with international automakers, system integrators and global handset makers, allowing us to further grow our business in automotive navigation as well as mobile and Internet location-based media and e-commerce platform. As of the date of this annual report, the joint venture has not been established.

In March 2011, we acquired the remaining 80% equity interest in PDAger, a mobile location-based service provider in China and a major partner in China Telecom’s mobile navigation business, which had been 20% owned by us, and also acquired certain technology from the shareholders of PDAger, for total cash consideration of approximately $8.3 million. Upon completion of the acquisition of the remaining 80% equity interest, PDAger became our wholly owned subsidiary. PDAger has co-operated with China’s leading smart phone makers to pre-install “NaviTo,” a personal navigation application, across various popular handsets. Beginning in July 2010, PDAger partnered with China Telecom to develop and operate “E Navi,” a mobile navigation application of “E Surfing,” an industry leading 3G services brand offered by China Telecom.

In March 2011, we acquired all the equity interests in Shanghai eTag Information Technologies Limited, or eTag, and certain patent application rights and other intellectual property rights owned, directly and indirectly through a British Virgin Islands entity, by the individual shareholders of eTag for a total consideration of $3.2 million. eTag is a software developer specializing in mobile location based application software utilized in personal navigation systems.

The following diagram illustrates our corporate structure as of the date of this annual report:

Our principal executive offices are located at 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China. Our telephone number at this address is +86-10-5985 9900. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands. Our main website is www.AutoNavi.com. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B. Business Overview

Overview

We are the leading provider of digital map content and navigation solutions in China. As of the date of this annual report, we have built a mobile and Internet location-based media and e-commerce platform that enables us to offer our customers and business partners a broad range of location-based solutions serving various aspects of consumer needs. This media and e-commerce platform also enables us to move from a pure business-to-business, or B2B, model to a combined B2B and business-to-consumer, or B2C, model. At the core of our business is our proprietary comprehensive and in-depth nationwide digital map database that covers approximately 3.1 million kilometers of roadway and over 17 million points of interest across China. Almost all of China’s 1.3 billion people live within the area covered by our digital map database. In addition, we have completed 3-D navigation maps of key areas in 44 major cities and photo-realistic 3-D models of 20 cities for public sector projects.

Through our nationwide digital map database and proprietary technology platform, we have become a market leader in offering the following comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users:

•

Automotive Navigation. We provide digital map data for in-dash navigation systems installed by a number of international and domestic automobile manufacturers on over 100 car models in China, including multiple Audi, BMW and General Motor models. According to the Analysys In-Dash Report, we were the largest provider of digital map data for in-dash navigation systems in China, with a 49.1% market share based on the revenue from digital map data sold in 2010. We also provide aftermarket software navigation solutions to leading dealer option in-dash navigation system and portable navigation device manufacturers in China, ranging from digital map data to a “total solution” which consists of digital map data, the navigation engine and the user interface.

•

Mobile and Internet Location-based Media and E-commerce Platform. Our mobile and Internet location-based media and e-commerce platform allows us to provide mobile and Internet–based map application solutions to enterprises, pre-installed and downloadable navigation solutions to mobile phone and tablet computer consumers, and provides digital map data and/or navigation solutions to mobile operators to support their mobile location-based services. It also allows us to develop our MiniMap and AMAP mobile map application software that integrate our extensive in-depth point of interest database with location-relevant content from other leading service providers and to assist automobile manufacturers to develop vehicle connectivity solutions. According to data published by Analysys International, our mobile map applications have a 23.5% market share in China’s mobile map end users market in the first quarter of 2011.

•

Public Sector and Enterprise Applications. We provide a wide range of solutions to public sector and enterprise customers, including aerial photogrammetry solutions, 3-D modeling applications, and location-based public sector and enterprise application solutions. Our solutions have a wide range of applications, such as land resource planning, emergency response, fleet management, and asset tracking. We are a trusted provider of location-based solutions to many prestigious public sector and enterprise customers, including two of the major financial institutions in China. One of them has used our solutions to select the sites for its new branches in over 70 cities.

Our net revenues increased from $45.5 million in 2008 to $57.2 million in 2009 and to $85.8 million in 2010, representing a CAGR of 37.3%. Net income attributable to our shareholders increased from $2.2 million in 2008 to $10.4 million in 2009 and to $19.1 million in 2010, representing a CAGR of 194.6%. In 2008, 2009 and 2010, we incurred share-based compensation expenses of nil, $4.8 million and $6.5 million, respectively.

We derive substantially all of our revenues from our operations in China. With over eight years of investments in the industry, we possess the requisite understanding of the Chinese market and the technological capabilities to construct and maintain a comprehensive nationwide digital map database and provide navigation and location-based solutions to meet the needs of the Chinese market.

Our Database and Technology Platform

We have expended a substantial amount of resources to build and maintain a comprehensive digital map database, our core asset, with extensive and detailed navigable geographic coverage of China. In addition, we have developed a technology platform that supports the creation, updating and protection of our database and the development of various navigation and location-based solutions.

Our Database

Our database currently covers approximately 3.1 million kilometers of roadway and over 17 million points of interest across China. Almost all of China’s 1.3 billion people live within the areas covered by our database. Our database includes more than 200 detailed road attributes, traffic rules and driver assistance features, such as street and highway names, road grades, road signs, number of lanes, entries and exits, overhead crossings, traffic lights, one-way roads, turn restrictions, sharp turns, steep gradients and other traffic rules that are necessary to provide navigation functions. Additionally, our database contains a searchable and dynamically updated collection of points of interest, such as office buildings, residential communities, restaurants, hotels, tourist attractions, gas stations and parking lots. The roadways covered by our database grew from 1.94 million kilometers at the end of 2008 to 3.1 million kilometers as of March 31, 2011, while the number of points of interest covered increased from 7.9 million at the end of 2008 to 17 million as of March 31, 2011. We also provide real time traffic information in major cities in China.

In the course of building our database, we have accumulated a massive amount of raw data, including aerial images covering over 1,021,000 square kilometers. Our database also includes data licensed from third parties such as satellite images, location-relevant data and raw real-time traffic information provided by our business partners.

Quality Assurance

We have implemented a strict quality assurance program for the construction and maintenance of our digital map database. Our software tools conduct automatic checks to ensure that all data has been correctly entered into our database. We also conduct quality inspections throughout the database creation process. For instance, we were granted the ISO/TS 16949:2002 certificate for our automotive navigation map design and production operations in July 2009, and value-added telecommunications business including call center in August 2010. The ISO/TS 16949 standard applies to the design, development, production and, when relevant, installation and servicing of automotive-related products and is an important independent indicator of our quality process management.

Database Protection

Because of national security concerns, digital map production is subject to certain PRC laws and regulations governing national secrecy. We have detailed policies and procedures in place that are designed to comply with these laws and regulations and prevent unauthorized access to our database. Backup copies are created for all of the raw data collected and stored both in our production facility and offsite in Beijing. A copy of the master database is stored at a secure offsite location. Most of the areas in our production facility are under video surveillance and require a valid employee ID card to access. In addition, fingerprint access control systems have been installed in areas where critical information is stored, such as the raw data storage room and the server room, to further limit access.

Our Technology Platform

We have developed a proprietary integrated technology platform that serves as the foundation for all aspects of our business, particularly the development and delivery of our various navigation and location-based solutions to our customers.

Data Collection

We use a range of data collection methods. We have developed an extensive array of methods and standard procedures for our field surveys. For a given area, our field employees collect road and point of interest information by driving and walking through roadways and streets throughout the area. To supplement field survey, we use advanced aerial photogrammetry technologies, such as high-definition digital mapping camera (DMC) systems and light detection and ranging (LIDAR), an optical remote sensing technology used to build 3-D models, to obtain high-resolution aerial images that are used to, among other things, verify and update information in our digital map database. We also use satellite images obtained from third-party data providers to further supplement data collected from field surveys. In addition, we rely on feedback from customers and end-users, information gathered from the Internet and various industry specific data obtained through our public sector and enterprise application projects. We rely on third parties for raw real time traffic data.

Data Processing

In our production facility in Beijing, our production employees process collected data into a uniform electronic format using our proprietary data processing technologies and aggregate the data into our master digital map database. Our technologies are designed to adapt to China’s rapidly changing and non-standardized road systems and to support conversion of our map data into different digital map formats used by various in-dash navigation systems, dealer option navigation system, portable navigation devices, and smart phones and tablet computers. Our employees analyze and verify data collected from sources other than field survey using a proprietary online data processing platform, which consists of a market intelligence processing system, an online data production and management system, a real-time update integration system and a quality control system. Data that have been verified through this rigorous process are promptly added into our master database and published.

Users remotely access our map database millions of times per day, generating a large amount of usage data. By studying user behaviors, we can continuously improve our database and develop new solution offerings. The information gathered can also help us identify necessary potential updates. For example, by studying the traffic pattern of GPS-enabled vehicles of our enterprise customers, we can detect changes to the roadway system and use the information to guide subsequent field surveys.

Our master digital map database is created in our proprietary format. We convert the map data into our customers’ formats as needed. We have developed a proprietary application suite that supports conversion of our map data into different digital map presentation formats used by our customers.

Data Publishing and Application

We have developed a wide variety of proprietary software tools that can be used to retrieve and present map data to end-users, including:

•	navigation engines that provide turn-by-turn navigation capability;

•	search engines that provide location-based search capability;

•	a 3-D data presentation and management platform that integrates third-party applications to provide 3-D solutions for public sector and enterprise applications;

•	a solution platform that combines various location-based application solutions such as position monitoring and fleet tracking to power public sector and enterprise applications; and

•	a map API that allows third parties to embed location-based service capability into their applications.

Our Offerings to Customers

We provide customized navigation and location-based solutions supporting a variety of third-party applications. The following table summarizes our current solution offerings:

Sector	Our Solutions	Brief Description

Automotive Navigation	• Digital map data for in-dash navigation systems	• Two-dimensional or bird’s-eye view digital map representation of the road networks in China, with detailed, 3-D representation of selected areas for certain luxury car models

	• Aftermarket navigation solutions for dealer option navigation systems and portable navigation devices	• Range from map data to a “total solution,” which includes map data, a navigation engine and a user interface

Mobile and Internet Location-based Media and E-commerce Platform

•  Pre-installed and downloadable navigation applications

•  Location-based solutions for mobile operators

•  Digital map data and software to support location based services offered by mobile operators in China

• Collaboration with certain mobile phone and tablet computer manufacturers and mobile operators to pre-install our navigation solutions • Downloadable applications for mobile phones

• Mobile and Internet-based Map Application Solutions

•  Map API and other related solutions allow websites to embed location-based services capabilities into their Internet and enterprise applications

•  Third party developers to use Map API to develop location-based applications for mobile phones

• MiniMap and AMAP

•  MiniMap, a user-end map application software specifically designed for mobile phone users

•  AMAP, an enhanced version of MiniMap, integrates POI database and other content from 3rd party service providers

	• Vehicle Connectivity Solutions	• Help automotive manufacturers develop solutions that integrate navigation and other information through in-car telecommunications devices

Public Sector and Enterprise Applications	• Aerial photogrammetry	• Use advanced aerial photogrammetry technologies to collect, process and classify geographic data

Sector	Our Solutions	Brief Description
	• 3-D digital city models	• 3-D models of landscape and geographic features and 3-D geographic information systems for certain cities

	• Location-based government and enterprise solutions	• Location-based mobile data collection solutions designed to help municipal governments to improve civil management efficiency and to assist enterprises to better monitor and manage resources

Automotive Navigation

In-dash Navigation Systems. We provide digital map data in the forms of DVDs and hard disk drives to in-dash navigation system manufacturers and automobile manufacturers primarily through ADF Navigation, a majority-owned subsidiary of AutoNavi Software. Our map data for in-dash navigation is generally a two-dimensional or bird’s-eye view representation of the road networks in China. For certain luxury vehicle models, we also provide map data with detailed 3-D representation of key areas in 20 cities. We recently launched our proprietary total solution, which includes navigation engine software and digital map data, for several car models.

We generally ship our map data to in-dash navigation system manufacturers for delivery to automobile manufacturers. Currently there is no standard format for map data used in in-dash navigation systems in China, and each manufacturer uses its own proprietary data format. Therefore, before we ship our map data to a particular in-dash navigation system manufacturer, we first convert our data into the specific format required.

After we are selected to supply the map data by an automobile manufacturer, we work closely with the automobile manufacturer and its in-dash navigation system manufacturer to ensure system compatibility among our map data, the in-dash navigation system and the particular vehicle model. We conduct multiple rounds of indoor and outdoor testing of our map data for stability and accuracy. Upon our navigation systems manufacturers’ request, we periodically provide updated map data directly to the automobile manufacturers based on separately negotiated terms. In general, our update cycles range from quarterly to annually. Because providing updated map data is deemed as publication of digital map data under applicable PRC regulations, we must obtain governmental approval before we can provide the updates to automobile manufacturers.

We enter into contractual relationships with either in-dash navigation system manufacturers or automobile manufacturers. Under these contracts, we receive a license fee for each copy of our map data delivered. Our digital map data is currently used in in-dash navigation systems on over 100 car models made by a number of international and domestic automobile manufacturers, such as Audi, BMW and General Motors.

Aftermarket Navigation Solutions. We provide aftermarket software navigation solutions to dealer option navigation systems and portable navigation device manufacturers, ranging from map data to a “total solution,” which consists of map data, the navigation engine and the user interface. The total solution supports processing of real-time traffic information and interactive navigation.

We generally receive a license fee for each copy of our map data delivered to our aftermarket solutions customers. Users of some models of dealer option navigation systems or portable navigation devices can download updated map data from our website, www.autonaviclub.com, or from the relevant manufacturers’ websites. We also provide updated map data through the distribution channels, such as automobile dealerships and consumer electronics stores. Users of dealer option navigation systems and portable navigation devices that are connected to a mobile network can also download navigation map updates. For certain models, we support online real-time points of interest updates.

We generally charge a license fee based on the number of copies provided to the customer. We price our customized solutions primarily based on the complexity of our solutions and market conditions.

Mobile and Internet Location-based Media and E-commerce Platform

Leveraging our core mapping competencies, we have built a mobile and Internet location-based media and e-commerce platform that enables us to offer our customers and business partners a broad range of location-based solutions serving various aspects of consumer needs. Through this media and e-commerce platform, we are moving from a pure B2B business model to a combined B2B and B2C business model.

Pre-installed and downloadable navigation applications for consumers. We have collaborated with leading smart phone and tablet computer manufacturers in the Chinese market to pre-install our paid navigation solutions on mobile phones and tablet computers. We receive payments from these manufacturers based on the number of copies of solutions installed. In addition, we have released a user-end navigation solution specifically for iPhone users in China, which can be downloaded from iPhone’s online application store for a fee of $14.99. It was the best-selling iPhone application in China in 2010 according to Apple’s iTunes store.

Solutions for Mobile Operators. We provide mobile map and/or navigation solutions to support location-based services offered by mobile operators in China. Since 2006, we have been providing a nationwide digital map database to support the mobile location-based services of China Mobile, the world’s largest mobile operator by number of subscribers. We receive payments from China Mobile primarily based on the level of usage of our map data by its mobile subscribers. In November 2009, China Mobile engaged us to jointly develop and operate a new mobile navigation service, which was launched to eight provinces and tier one cities in January 2011, and expanded to 31 provinces and tier one cities in March 2011. Under this co-operation arrangement, we provide a digital map and navigation application that is pre-installed on China Mobile subscribers’ mobile phones. China Mobile’s subscribers can also download our map data and related software applications from the Internet and install them on their mobile phones. Certain dynamic information such as real-time traffic information is delivered to subscribers of this service by China Mobile. China Mobile charges subscribers of this service a fixed monthly fee or a per-usage fee and pay a pre-determined portion of the fee to us.

We currently are also cooperating with China Telecom to develop and provide end user and business platform software, to integrate China Telecom’s map data and point of interest information and to support its 3G location-based mobile navigation business platform “E Surfing” for China Telecom’s nationwide network. Our cooperation with China Telecom in relation to the “E Surfing” service is conducted through PDAger, which was acquired by us in March 2011, and a subsidiary of China Telecom, and the cooperation agreement will expire in June 2012 with automatic renewal.

Mobile and Internet-based Map Application Solutions. We are a leading mobile and Internet-based map application solution provider in China. We provide websites access to our digital map database, including through map API, which enables our customers to embed rich and interactive location-relevant content into their websites or applications and provide other location based services. The map database is stored either on our customers’ servers or on our servers. We have more than 30,000 enterprises users of our map API services with approximately 3,250 active enterprise users per day in May 2011. In addition, we have developed an open mobile map API platform which allows third-party developers to use our map API to develop map-related or location-based applications for mobile phone users. There are more than 1,300 third-party developers that have begun using our mobile map API service for their location-based solutions, including more than 800 active enterprise users per day in May 2011. Our mobile map API partners cover social network services, group-buying, classified ads, event ticketing and many others types of websites.

We provide our basic solutions to most of the enterprises, websites and third party mobile application developers for free to increase awareness of our map application solutions. For a small number of customers that require advanced features of our digital map database, we charge either a fee based on the number of searches of our digital map database or a fixed annual fee. In addition, through MapABC.com, our map data website, we provide Internet users with certain free location-based services including location-based search, public transportation search, route planning, real-time traffic information and online community services. According to the Analysys Internet Report, we were ranked as the number-one digital map provider in China with a market share of 54% of the total map data traffic by Internet users in China in 2010.

MiniMap and AMAP. We have developed MiniMap, a map application software specifically designed for mobile phone users, which is currently provided free of charge. Our MiniMap software is compatible with most mobile operating systems and can be downloaded from the Internet. With MiniMap, users can view maps of over 300 cities, conduct location-based content searches, plan the best route to a destination and check other location-based information such as weather forecasts and flight/train schedules using their mobile phones. In certain cities, users can also view real-time traffic information. As of March 15, 2011, the user base of the MiniMap application had reached 12.5 million, up over 180% from 4.4 million one year ago, among which 45% of the user base were Android users, 29% Symbian users, 21% Java-based feature phone users and 5% users of other mobile operating systems.

We launched AMAP, an enhanced version of MiniMap, in May 2011. AMAP integrates our extensive, in-depth point of interest database with complimentary dynamic content from other leading service providers, including Ctrip.com, Velo.com.cn and Damai.cn and offers highly-targeted, location-relevant information and content including access to hotel reservations, retail promotions and coupons and event ticketing. Providing an all-in-one shopping solution, AMAP allows users to search for location-based promotions offered by businesses, receive routing and navigation information to those destinations and then allows users to share that information with friends and family using social networking services. As of May 17, 2011, the combined user base of the MiniMap and AMAP application had reached 15.3 million. Leveraging our AMAP platform, we plan to continue to establish partnerships with well-known service providers to allow the end users to benefit from more diversified and precise location-based services. We also plan to further enhance the functionality and service quality of AMAP, as well its compatibility with multiple mobile operating systems to broaden our AMAP user base and increase our user stickiness. We expect that our combined MiniMap and AMAP user base will continue to grow while some of our MiniMap users will upgrade to become AMAP users. We believe that the large end user base can potentially provide us with significant monetizing opportunities in the future.

Vehicle Connectivity Solutions. We help automotive manufacturers develop vehicle connectivity solutions that integrate the driver, vehicle and surrounding environment in a dynamic network through connected in-car telecommunication devices. For example, in May 2011, we assisted a major international automotive manufacturer in launching an automotive connectivity solution that provides traditional telematics functions such as roadside assistance and real time traffic information, popular internet content such as weather forecasts, news updates and stock market information, as well as rich location-based information such as the location of nearby gas stations, parking lots, car dealerships and banks. In December 2010, we entered into a strategic agreement with other industry players to form the joint Guangdong car owner service platform in Guangdong Province, which is the largest of its kind in Guangdong, China and has significantly broadened our reach in the rapidly growing Guangdong market. It provides car owners with a broad offering of high-quality services including in-dash calling, real-time traffic updates, points of interest, travel options, discounts on Guangdong’s highway tolls as well as roadside assistance.

Public Sector and Enterprise Applications

Aerial Photogrammetry. We use advanced aerial photogrammetry technologies such as a high-definition digital mapping camera (DMC) system and LIDAR to collect, process and classify geographic data. We were the first private company in China to obtain a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the State Bureau of Surveying and Mapping. We provide aerial digital images to government agencies and large state-owned enterprises for use in various fields, including land usage survey, urban planning, mapping, environmental protection, public security, agriculture and other projects. For example, we provided aerial digital images of two provinces and parts of three other provinces in connection with China’s second national land survey pursuant to contracts with the Chinese government in 2007, 2008, 2009 and certain other provinces in 2010.

3-D Modeling Applications. We have the capability to construct photo-realistic 3-D models of landscape and geographic features and develop 3-D geographic information systems. Our 3-D geographic information system allows users to perform functions such as search, browsing, positioning, routing and spatial measuring and analysis in a 3-D virtual environment. It can serve as a city’s base management platform, onto which other additional functions designed for specific government agencies or industries can be added. We have developed 3-D digital city models and base geographic information systems for 16 cities upon commission by the respective local governments.

We provide 3-D modeling applications based on our proprietary AnGeo geographic information system, or AnGeo GIS. AnGeo GIS integrates 2D and 3D geographic data and supports massive 3D model and topology uploading which allows smooth display of an entire city model in personal computers. We have further developed specific AnGeo GIS industrial modules for industrial uses such as pipeline planning, traffic management and utilities, which have been widely accepted by our enterprise customers.

We derive revenues from our aerial photogrammetry solutions and 3-D modeling applications primarily on a project basis. We are exploring new business opportunities whereby we can leverage aerial digital images we produced and the 3-D models we built and license their uses to government agencies and other state-owned enterprises in broader areas.

Location-based Public Sector and Enterprise Applications. By combining mobile-Internet and mobile terminal technologies, we have developed location-based solutions designed to help municipal governments improve civil management efficiency. These systems have been implemented by municipal government agencies in Beijing, Shanghai, Harbin, Chengdu, Chongqing, Nanjing and Jinan for use in administration and emergency operations. For example, using GPS-enabled mobile phones and other portable devices that have installed our software applications, government workers are able to pinpoint their positions and the positions of key pieces of city infrastructure on a digital map on mobile devices and send that information along with digital photos and audio-visual messages to a command center via the mobile network. These applications can assist municipal governments to more effectively manage their utilities and other public services.

We sell solutions to enterprise customers to help them better monitor and manage their resources, including gathering work attendance information, managing fleets and tracking assets through GPS-enabled mobile devices. Customers for our enterprise solutions include telecom carriers, logistics companies, hotel chains and banks. We also provide tailored solutions, including map data for specific areas and in-depth data analysis, to certain enterprise customers. For example, we developed a customized solution for a major financial institution in China to assist it in selecting sites for its new branches in over 70 cities, considering demographic data as well as the relative locations of residential communities, shopping centers and schools in surrounding areas. We often provide our enterprise solutions as part of a larger solution offering provided by a system integrator to the enterprise customers, and charge a fee for these solutions on a per-project basis.

Sales and Marketing

We employ different sales strategies in approaching different types of customers, according to their procurement practices. As of December 31, 2010, we had a sales and marketing force of over 146 individuals, mainly based in Beijing and Shanghai.

Historically, automobile manufacturers selected map data suppliers through in-dash navigation system manufacturers. However, in recent years, some automobile manufacturers have built a direct procurement relationship with the map data suppliers. Generally, we are selected as map data suppliers by automobile manufacturers through their formal supplier selection processes. The engineering design department of an automobile manufacturer first sends out a “request for proposal (RFP),”usually about two to four years before a new vehicle model is launched. We then partner with an in-dash navigation system manufacturer to submit a bid. We sometimes submit multiple bids together with different in-dash navigation system manufacturers. The entire selection process may take one to three years. Once we are selected, we negotiate a sales contract with the in-dash navigation system manufacturer selected by the automobile manufacturer or directly with the automobile manufacturer. For aftermarket navigation solutions, we focus our sales effort on large dealer option navigation system and portable navigation device manufacturers that are willing to pay a premium for high quality customized solutions.

We also market our solutions through sponsorships, attendance and exhibition at trade shows and conferences, advertisements in relevant industry publications and Internet-based marketing using our own corporate websites. We were also the designated provider of navigation map and related application solutions for the 2010 Shanghai World Expo. In December 2010, we served as an event partner for the Telematics@China 2010 Conference in Shanghai, which attracted more than 700 representatives from a diverse cross-section of industries including major telecom operators in China and over twenty leading automakers in China’s automotive market. In May 2011, we held a press conference to promote the launch of AMAP, which was attended by a large number of journalists, many from influential news and media outlets. In addition, in May 2011, we conducted a contest entitled “AutoNavi 2011 China LBS Challenge”, which attracted a wide range of Internet and mobile application developers and garnered considerable attention in the industry.

In the public sector and enterprise applications business, we direct our sales efforts either directly at prospective end-users of our solutions or at system integrators, which integrate our solutions into their product and service offerings for the end-users. In the mobile location-based solutions business, we obtained contracts generally through participation in the formal bidding processes organized by mobile operators.

Customers and Business Partners

The following table sets forth some of our selected customers and business partners and their respective applications using our solutions.

Market	Representative Customers and Business Partners	Applications Using Our Solutions
In-dash Navigation Systems	• FAW Volkswagen, BMW, Shanghai General Motors, Mercedes-Benz, Guangqi Honda • AW (Shanghai) Autoparts Trading Co., Ltd. and Alpine Electronic (China) Co., Ltd.	• Navigation • Point of interest search

Aftermarket Navigation Solutions

Dealer Option Navigation Systems	• Fujitsu Ten, Alpine	• Navigation • Point of interest search

Portable Navigation Devices	• Shinco, Malata, Steelmate	• Navigation • Point of interest search

Mobile and Internet Location-based Media and E-commerce Platform

Mobile and Internet-based Map Application Solutions	• Google • SINA • Renren • Tecent • SouFun	• Map display • Route planning • Point of interest search • Live traffic services • Social networks services

Market	Representative Customers and Business Partners	Applications Using Our Solutions
Pre-installed and downloadable navigation solutions	• Samsung China Investment Co., Ltd., Motorola (China) Technologies Ltd., HTC, Lenovo • Individual users	• Map display • Route planning • Point of interest search • Live traffic services

Solutions for Mobile Operators	• China Mobile, China Telecom,	• Navigation • Location-based search

MiniMap and AMAP	• Ctrip.com • Velo.com.cn • Damai.cn • Individual users	• Travel planning • Retail promotion • Online ticketing

Public Sector Applications	• Selected central and regional government agencies	• Land usage survey, urban planning and other projects • 3-D digital city applications • Municipal management • Asset tracking/fleet management

Enterprise Applications	• Selected telecom carriers, logistics firms, hotel chains, banks	• Asset tracking/fleet management/ logistics planning

A small number of customers in the in-dash navigation systems, portable navigation devices and public sector and enterprise applications markets historically have accounted for a substantial portion of our total net revenues. In 2008, 2009 and 2010, our top five customers accounted for 66.9%, 67.5% and 72.5%, respectively, of our total revenues. AW (Shanghai) Autoparts Trading Co., Ltd. and Alpine Electronic (China) Co., Ltd. contributed 34% and 29%, respectively, of our total revenues for the year ended December 31, 2010. We anticipate that a limited number of customers will continue to represent a significant percentage of our total net revenues for the foreseeable future. As we further develop our various businesses, especially the mobile and Internet location-based media and e-commerce platform, which historically has not accounted for a significant portion of our total net revenues, the identity and concentration of our top customers may change.

Customer and End-User Services and Support

We provide services and technical support to both our customers and end-users of our solutions through our service department, which consists of our call center operating on a 24 hours a day, seven days a week basis and our technical support team. In the course of providing services and support, our service personnel routinely collect feedbacks from customers and end-users on our data and solutions and pass the information to other departments to improve quality.

Seasonality

Seasonality has not been a significant factor affecting our historical quarterly results of operations. Other factors, however, may cause our quarterly operating results to fluctuate, including, among others, general demand in the automotive market, changes in car models produced by automobile manufacturers, timing of recognition of revenues and certain expenses and charges, and the project-based nature of our public sector and enterprise applications business.

Competition

The competitive landscape in China varies across the different markets in which we operate. While we face competition in each line of location-based solutions we offer, we believe none of our competitors provides as broad a spectrum of solutions as we do.

Automotive Navigation. In the in-dash navigation systems market, our primary competitor is NavInfo Co., Ltd. NavInfo Co. has formed a joint venture with NAVTEQ Corporation, a subsidiary of Nokia Corporation and one of the two major international digital map providers. The global reach of NAVTEQ Corporation, its pre-existing relationships with some of our key customers, its greater financial resources and its affiliation with large navigation hardware manufacturers may help our competitor expand its respective businesses. In addition, the aftermarket navigation solutions market for digital map solutions is highly competitive with multiple map data and solutions providers.

We believe that the principal factors affecting our competitive position in the automotive navigation markets are:

•	the quality of the map database, including the accuracy, comprehensiveness and richness of the map data and point of interest information and the frequency of updates;

•	the variety of features, such as real-time traffic information and 3-D presentation, included in the map data;

•	the ability to package data into the major map file formats used by hardware manufacturers;

•	the user-friendliness of the user interface;

•	the ability to provide integrated and customized software and map data solutions to meet customers’ specific needs;

•	the price to customers for the use of the map data and solutions; and

•	the variety and the quality of solutions offered, including after-sales support.

Mobile and Internet Location-based Media and E-commerce Platform. The mobile and Internet location-based solution offering is an emerging industry and includes a broad range of new areas. We do not have any single competitor that competes with us in all these areas. Rather, we compete with different competitors in different areas.

•

In pre-installed and downloadable navigation solutions for mobile devices, we face competition primarily from companies that offer similar solutions. The competition is primarily based on product design and marketing.

•

In solutions for mobile operators, we have been providing China Mobile with mobile map and navigation solutions and China Telecom with navigation solutions to support their location-based services to individual mobile subscribers throughout its nationwide network, and have not faced significant competition with respect to this business.

•

In mobile and Internet-based map application solutions, we compete primarily with Mapbar. The competition is primarily based on access to quality map data, richness of the content, ease of use, stability of solutions and technical support.

•

In MiniMap and AMAP, we compete with other Internet-based local search and information service providers. Some of them have larger user bases and greater financial resources than us. The competition is primarily based on the ability to provide rich, targeted and useful location-based information.

Public Sector and Enterprise Applications. In our aerial photogrammetry and 3-D modeling applications businesses, we face competition primarily from state-owned enterprises that have aerial photogrammetry capabilities and companies with 3-D geographic modeling capabilities. The competition is based primarily on technology capability, service capacity, customer relations and pricing. In providing location-based municipal management and enterprise solutions, we compete primarily with companies with digital map production capabilities as well as small, local service providers. The competition is primarily based on the ability to provide integrated solutions consisting of both map data and software applications.

Facilities

Our corporate headquarters are located at 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing, where we own approximately 4,090 square meters of office space. We maintain a production facility in the Changping Hi-tech Park, Beijing, China, where we lease approximately 8,437 square meters of office space. We also own approximately 3,200 square meters of office space in Xiamen and lease a total of approximately 1,700 square meters of office space in Shanghai, Wuhan and Shenzhen. In addition, we bought a new office facility at Fang Heng International Center in Beijing in September 2010, with total office area of approximately 4,900 square meters. The office facility will serve as our new headquarters. The new office is expected to be put into use in the third quarter of 2011.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. There are currently no legal proceedings that, in the opinion of our management, may have a material adverse effect on our business and results of operations.

Regulation

As a provider of digital map content and navigation and location-based solutions, we are regulated by various PRC government authorities, including, among others, the State Bureau of Surveying and Mapping, the General Administration of Press and Publications, Ministry of Industry and Information Technology (successor of Ministry of Information Industry) and the State Administration for Industry and Commerce. As the navigation and location-based services industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those which we currently have, and to address new issues that arise from time to time. Substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws and regulations applicable to the navigation and location-based services industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Restrictions on Foreign Investment

Under the current PRC laws and regulations, foreign investors are only permitted to hold a minority interest in a Chinese entity engaged in surveying and mapping business. Moreover, foreign-invested companies are prohibited from engaging in the production of digital navigation maps and aerial photogrammetry. In addition, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%.

We conduct our operations in China through contractual arrangements with our variable interest entities in China, AutoNavi Software and MapABC Technology. AutoNavi Software is owned by Jun Hou, our co-founder and chairman, Congwu Cheng, our co-founder and chief executive officer, Jun Xiao, our co-founder, Derong Jiang, our co-founder and senior vice president of quality control, Wenzhi Ye, our co-founder, Peng Liu, our co-founder, Jianjun Yuan, our co-founder, and Dan Liu, an independent third party. MapABC Technology is owned by Jun Hou and Xiyong Tang, our senior vice president of operations and management. AutoNavi Technology and each of AutoNavi Software and MapABC Technology and their respective shareholders entered into a series of agreements, which enable us to exercise effective control over AutoNavi Software and MapABC Technology in consideration for the services provided by our subsidiary in China.

In the opinion of Jun He Law Offices, our PRC legal counsel:

•	the ownership structures of our variable interest entities and our subsidiary in China, comply with all existing PRC laws and regulations;

•

the contractual arrangements among our PRC subsidiary, variable interest entities and their shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect; and

•	the business operations of our PRC subsidiary and our variable interest entities comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC navigation and location-based solutions businesses do not comply with PRC government restrictions on foreign investment in surveying and mapping, digital navigation map production, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content provision, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in surveying and mapping, digital navigation map production, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Regulations on Licenses

We are required to hold a variety of permits and licenses, which, among others, include:

Certificate for Surveying and Mapping Qualification. Pursuant to the relevant PRC laws and regulations, enterprises engaging in surveying, mapping, production of maps including digital maps and Internet map services shall obtain proper surveying and mapping qualification certificates. AutoNavi Software holds a Class A surveying and mapping qualification certificate for digital navigation map production, map drawing, digital map, real 3-D map, other special maps, photogrammetry survey and remote observation geographic information system engineering, and Internet map services issued by the State Bureau of Surveying and Mapping and the term of this certificate is valid until December 31, 2014. This certificate is required for the creation and updating of our digital map database and the provision of navigation and location-based solutions to our customers. Xingtiandi Technology, a subsidiary of AutoNavi Software, holds a Class A surveying and mapping qualification certificate for aerial photogrammetry and a Class B surveying and mapping qualification for photogrammetry and remote sensing and related activities issued by the State Bureau of Surveying and Mapping. We need these certificates in order to provide aerial photogrammetry solutions to our customers. In accordance with the Notice on Strengthening the Administration of Internet Map promulgated by the State Bureau of Surveying and Mapping on December 28, 2009, an Internet map service provider shall obtain the surveying and mapping qualification certificate for Internet map services and operate its business within the permitted business scope. The Internet map used for providing value-added services shall be reviewed and approved by the surveying and mapping authority. The surveying and mapping qualification certificate for digital map drawing or digital navigation map production is required for drawing and updating Internet maps.

Certificate for Internet Map Service Qualification. According to the Administrative Rules of Surveying Qualification Certificate and the amended Standard for Internet Map Services issued by the State Bureau of Surveying and Mapping on March 12, 2009 and May 10, 2010, respectively, the provision of Internet map services by any non-surveying and mapping enterprise is subject to the approval of the State Bureau of Surveying and Mapping and requires a surveying and mapping qualification certificate. Our variable interest entity, MapABC

Technology, obtained a surveying qualification certificate for internet map service on July 8, 2010, and PDAger obtained a surveying qualification certificate for internet map service on February 12, 2011; both certificates are effective until December 31, 2014.

ICP License. Under current PRC laws and regulations, a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license, or ICP license, for Internet content provision from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China. The ICP license is necessary for us to operate our websites as an Internet content provider. We have obtained ICP licenses, issued by the Beijing Communications Administration, for our MapABC.com and Autonavi.com websites. We are currently in the process of applying to add AMAP.com to our existing Autonavi.com ICP license.

SP License. Under current PRC laws and regulations, a commercial operator of information services or call center services must obtain a value-added telecommunications business operating license, or SP license, from the appropriate telecommunications authorities in order to carry on any commercial information services or call center service operations in China. We hold four SP licenses, each issued by the Ministry of Industry and Information Technology, which we need in order to provide value-added location-based solutions.

Internet Publishing License. The General Administration of Press and Publications and the Ministry of Industry and Information Technology jointly impose a license requirement for any company that intends to engage in Internet publishing, which is defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. According to the Tentative Measures for Internet Publication Administration (2002), the provision of online map services is deemed an Internet publication activity. According to the Opinions on Strengthening the Administration of Internet Map Services and the Websites that provide Geographical Information Services jointly issued by eight government agencies on February 25, 2008, the publication of Internet maps is subject to the approval of the General Administration of Press and Publications and requires an Internet publishing license. However, we have not obtained an Internet publishing license from the General Administration of Press and Publications for our Internet map solutions business, nor are we aware of any other Internet map service provider in China that has obtained an Internet publishing license. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Publication Operating License. Under current PRC laws and regulations, enterprises engaging in the sale and distribution of publications including electronic publications must obtain a publication operating license. AutoNavi Software holds a publication operating license necessary for selling our digital map data. However, ADF Navigation does not have such a license. We derive a substantial portion of our revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Regulations on the Surveying and Mapping Industry

Pursuant to the relevant PRC laws and regulations, enterprises engaging in surveying, mapping and production of maps including digital maps, must obtain proper surveying and mapping qualification certificates. An enterprise must obtain the surveying and mapping qualification certificates for every specific business activity of surveying and mapping it intends to engage in, for instance, map drawing, digital navigation map production, aerial photogrammetry, geographic information system engineering and Internet map services. The surveying and mapping qualification certificates, which are divided into four classes, Class A, Class B, Class C and Class D, specify the particular scopes of surveying and mapping activities that an enterprise is permitted to engage in. Class A surveying and mapping qualification certificates represent the first rank in all classes. A holder of a Class A surveying and mapping qualification certificate must, among other requirements, have been granted an ISO 9000 Attestation Certificate of Quality Control System. A holder of a Class A surveying and mapping qualification certificate that includes aerial photogrammetry in the permitted business scope must also have more than 25 technical specialists, aerial photogrammetry equipment and other special equipment. The Class A surveying and mapping qualification certificates are issued by the State Bureau of Surveying and Mapping and are effective for no more than five years subject to an annual review. Sixty days before the expiration of the Class A surveying and mapping qualification certificate, the holder must apply to the State Bureau of Surveying and Mapping to renew the surveying and mapping qualification certificate.

Enterprises engaging in surveying and mapping must conduct their business within the scope specified in the surveying and mapping qualification certificate. Before publishing a map, enterprises engaging in map production must submit a sample of the map to the national or local bureau of surveying and mapping for review and approval. The national or local bureau of surveying and mapping will assign a review number to each map sample submitted for review. Such review number must be marked on the published version of the map. The publication of map must also be approved by the General Administration of Press and Publications. With regard to digital navigation maps, basic requirements regarding safety processing technology should be observed. Each digital navigation map must be submitted for review and approval before it is published, presented and used. Any change in the map is subject to review and approval of the relevant bureau of surveying and mapping. A sample of the published digital navigation map shall be submitted to and registered with the relevant bureau of surveying and mapping.

Regulations on Electronic Publications

According to relevant PRC laws and regulations, our digital map data are electronic publications, which can only be published by a publishing entity with an electronic publication publishing license granted by the General Administration of Press and Publications and sold by an entity with a publication operating license granted by the General Administration of Press and Publications or its local counterparts. We hold a publication operating license which we need in order to sell our digital map data. However, we do not have an electronic publication publishing license; therefore, we have entered into an agreement with SinoMaps Press, a publishing entity that holds an electronic publication publishing license. According to the agreement, we are responsible for surveying and data processing relating to the digital maps to be produced, while SinoMaps Press is responsible for map review, approval application and publishing work. The agreement is effective until November 2014. For every electronic publication and its updated version, SinoMaps Press must submit the sample map and other required information to the State Bureau of Surveying and Mapping and the General Administration of Press and Publications for approval.

Regulations on Information Security

Due to national security concerns, enterprises engaging in surveying and mapping activities are subject to strict state secrecy laws and regulations. Surveying data and achievements are divided into two categories, basic surveying achievements and non-basic surveying achievements. Basic surveying achievements generally include, without limitation, data and pictures obtained for the purpose of establishing a nationwide uniform surveying and mapping benchmark and system, data and video obtained through basic aerial photogrammetry and other data and information regarding basic geographic information system. Other surveying achievements are deemed to be non-basic surveying achievements. Upon completing surveying and mapping activities, an enterprise must submit a copy of the basic surveying achievements and a list of the non-basic surveying achievements to a relevant bureau of surveying and mapping. The achievements obtained in projects financed by the central government should be submitted to the State Bureau of Surveying and Mapping, while the others are to be submitted to the provincial counterpart(s) of the State Bureau of Surveying and Mapping.

Certain basic surveying achievements are defined as state secrets, which may not be used without approval from the State Bureau of Surveying and Mapping. The basic surveying achievements that have been defined as state secrets may not be provided to foreign organizations or individuals or foreign-invested enterprises. Our digital map data which utilize the basic surveying achievements defined as state secrets have been reviewed by the relevant bureau of surveying and mapping and have been duly processed to meet the secrecy protection requirements stipulated by relevant laws and regulations. If a holder of a surveying and mapping qualification certificate violates the measures for protecting secrecy, the PRC government may revoke its surveying and mapping qualification certificate and the holder may be subject to a variety of administrative or even criminal liabilities.

Internet content in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining the Internet Security, which may subject violators to criminal punishment in China for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If we, as an ICP license holder, violate these measures, the PRC government may revoke our ICP license and shut down our websites.

Regulations on Foreign Exchange

RMB is convertible for current account items, including the distribution of dividends, interest and royalties payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE.

Foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, SAFE and the National Development and Reform Commission or their local counterparts.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142. Pursuant to SAFE Circular No. 142, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, on November 19, 2010 SAFE promulgated a circular, or Circular No. 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Violations of SAFE Circular No. 142 and Circular No.59 could result in severe monetary or other penalties.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include the Wholly Foreign-Owned Enterprise Law (1986), as amended, and the Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended. Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, who is referred to as a PRC resident in SAFE Circular No. 75, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into a special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of SAFE; and (iii) when the special purpose company undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local State Administration of Foreign Exchange branch before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the overseas special purpose company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

To further clarify the implementation of SAFE Circular No. 75, SAFE issued SAFE Circular No. 106 on May 29, 2007. Under SAFE Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of foreign exchange registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local branch of SAFE. If the PRC subsidiaries of the offshore parent company do not report to the local branch of SAFE, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above foreign exchange registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

Regulations on Employee Stock Options Plan

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock ownership plans and stock option plans of overseas listed companies.

According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or stock option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock purchases or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank with custody or stock brokerage qualifications to hold overseas funds used in connection with any stock purchase.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of stock can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If stock options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

The Stock Option Rules were promulgated only recently and many issues require further interpretation. We and our PRC employees who have participated in an employee stock ownership plan or stock option plan will be subject to the Stock Option Rules when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiary.

In addition, the State Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold the individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

D. Property, Plants and Equipment

Our corporate headquarters are located at 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing, where we own approximately 4,090 square meters of office space. We maintain a production facility in the Changping Hi-tech Park, Beijing, China, where we lease approximately 8,437 square meters of office space. We also own approximately 3,200 square meters of office space in Xiamen and lease a total of approximately 1,700 square meters of office space in Shanghai, Wuhan and Shenzhen. In addition, We bought a new office facility at

Fang Heng International Center in Beijing in September 2010, with total office area of approximately 4,900 square meters. The office facility will serve as our new headquarters. The new office is expected to be put into use in the third quarter of 2011.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We are the leading provider of digital map content and navigation solutions in China. As of the date of this annual report, we have built a mobile and Internet location-based media and e-commerce platform that enables us to offer our customers and business partners a broad range of location-based solutions serving various aspects of consumer needs. This media and e-commerce platform also enables us to move from a pure B2B business model to a combined B2B and B2C business model. At the core of our business is our proprietary comprehensive and in-depth nationwide digital map database that covers approximately 3.1 million kilometers of roadway and over 17 million points of interest across China. Almost all of China’s 1.3 billion people live within the area covered by our digital map database. In addition, we have completed 3-D navigation maps of key areas in 44 major cities and photo-realistic 3-D models of 20 cities for public sector projects.

We have derived our revenues primarily from licensing our digital map data and navigation solutions for use in in-dash navigation systems for automobiles and for use in aftermarket navigation devices including dealer option navigation systems and portable navigation devices. We also generate revenues by offering a mobile and Internet location-based media and e-commerce platform to our enterprise customers, business partners and consumers. For example, we provide website access to our digital map database through our map application programming interfaces, or API, services to more than 30,000 enterprise users in China, including websites operated by Google, SINA, Renren, Tencent and SouFun. We collaborate with several leading mobile phone manufacturers and tablet computer manufacturers to pre-install our paid navigation solutions on their mobile phones and tablet computers. We have released downloadable iPhone paid navigation applications. We also provide our mobile map and navigation solutions to China Mobile and navigation solutions to China Telecom to support their location-based services. In addition, we derive revenues through providing solutions to public sector and enterprise customers, including aerial photogrammetry solutions, 3-D modeling applications, location-based public sector solutions and location-based enterprise solutions.

In 2010, net revenues from our automotive navigation, mobile and Internet location-based media, and public sector and enterprise applications accounted for 73.9%, 11.2% and 12.6% respectively, of our total net revenues.

Our net revenues increased from $45.5 million in 2008 to $57.2 million in 2009 and to $85.8 million in 2010, representing a CAGR of 37.3% from 2008 to 2010. Net income attributable to AutoNavi Holdings Limited shareholders increased by 371.7% from $2.2 million in 2008 to $10.4 million in 2009, and increased by 84.2% from $10.4 million in 2009 to $19.1 million in 2010. In 2008, 2009 and 2010, we incurred share-based compensation expenses of nil, $4.8 million and $6.5 million, respectively.

Factors Affecting Our Results of Operations

Our business and operating results are affected by the general forces driving China’s navigation and location-based services industry, which include the overall national economic growth, the increase in disposable income, the sales of new vehicles equipped with in-dash navigation systems and sales of portable navigation devices, government policies and initiatives affecting demand for digital map data and location-based solutions, and the demand for mobile and Internet location-based solutions in China. Unfavorable changes in any of these general industry conditions could negatively affect our results of operations.

Our operating results are also affected by company-specific factors, including: sales of products and services by our customers that incorporate our map data and solutions; development of new solutions utilizing our digital map database; ability to secure additional contracts and projects for our public sector and enterprise applications business; and acquisitions.

Net Revenues

Our net revenues are net of PRC business taxes and related surcharges. The following table sets forth our net revenues derived from each of our revenue sources, for the periods presented.

	Year Ended December 31,
	2008		2009		2010
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Net revenues:
Automotive navigation	29,527	64.8	36,210	63.3	63,410	73.9
Mobile and Internet location-based solutions	2,658	5.9	5,153	9.0	9,586	11.2
Public sector and enterprise applications	10,579	23.2	14,350	25.1	10,797	12.6
Other	2,774	6.1	1,450	2.6	1,972	2.3

Total net revenues	45,538	100.0	57,163	100.0	85,765	100.0

Automotive Navigation

Net revenues from the automotive navigation market accounted for 64.8%, 63.3% and 73.9% of our total net revenues in 2008, 2009 and 2010, respectively. We derive revenues in our automotive navigation business primarily from licensing our map data or navigation solutions for use in in-dash navigation systems and portable navigation devices.

In-dash Navigation Systems. We derive most of revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation, a majority owned subsidiary of AutoNavi Software. We have entered into contractual relationships with both in-dash navigation system manufacturers and automobile manufacturers. Under these contracts, we charge a license fee for each copy of our digital map data delivered. We price our digital map data based on direct negotiations with our customers and may adjust the price from time to time in response to customer requests. In addition to the initial sale of map data, we also provide updated map data to our customers based on separately negotiated terms.

Our licensing revenues are affected primarily by the number of digital map data and navigation solution copies licensed, which in turn is directly linked to the number of vehicles sold equipped with in-dash navigation systems using our digital map data and navigation solution. The growth of our licensing revenues in the in-dash navigation systems market has been driven primarily by the growth in sales of existing vehicle models equipped with in-dash navigation systems using our digital map data and navigation solution. We expect that the future growth of our licensing revenues will also be driven by the additions of new vehicle models using our map data.

Passenger car sales in China have grown rapidly in recent years, driven by rapid economic growth and the resulting increases in disposable income. Given China’s low vehicle penetration rate, we expect that the growth in passenger car sales, including sales of vehicles equipped with in-dash navigation systems, will continue. Moreover, we expect that the adoption rate of vehicles equipped with in-dash navigation systems, measured as a percentage of the total number of vehicles sold, will also increase. We believe that our sales volume in the in-dash navigation systems market will benefit from this growth trend. Any dramatic changes in China’s automotive market, however, could significantly affect our sales.

Aftermarket Navigation Solutions. We license customized navigation solutions, ranging from digital map data to a total solution that consists of digital map data, the navigation engine and the user interface, to dealer option in-dash navigation system and portable navigation device manufacturers. Under our contractual arrangements with these manufacturers, we generally charge a license fee for each copy of our solutions provided to a customer. We price our customized solutions primarily based on the complexity of our solutions and market conditions and adjust our prices when needed.

Our licensing revenues from the aftermarket navigation solutions market in 2008, 2009 and 2010 were affected significantly by the timing and amount of the license fees we received from the one customer with which we had a fixed license fee arrangement. As sales to other dealer option navigation system and portable navigation device manufacturers increase, we expect that our licensing revenues will increasingly be affected by the number of copies of our solutions licensed and the unit license fees. The number of copies of our navigation solutions licensed is directly linked to the sales by our customers of dealer option navigation system and portable navigation devices incorporating our solutions. The unit license fees are affected primarily by competition. The portable navigation device market for digital map solutions is highly competitive with multiple map data providers. As a result of this and the relatively short product life cycles of portable navigation devices, we face greater pressure to lower prices and have adjusted prices more frequently than in the in-dash navigation systems market. We expect that this trend will continue in the future.

Mobile and Internet Location-based Solutions

Net revenues from the mobile and Internet location-based solutions accounted for 5.9%, 9.0% and 11.2% of our total net revenues in 2008, 2009 and 2010 respectively. These revenues are mainly derived from the following channels:

Internet-based Map Application Solutions. We derive revenues from providing third-party websites access to our digital map database allowing them to incorporate our location-based information into their own search engine and content, including through map API. The number of enterprise users of the Internet map API services now stands at more than 30,000. We provide basic solutions to most of our website customers for free to increase awareness of our map application solutions. For customers that require the advanced features of our digital map database, we charge fees for using our solutions, generally under the following arrangements: (1) a fixed annual or quarterly fee for unlimited access, or a minimum fee plus an additional fee when the website reaches certain performance goals, such as click rates or number of advertisements displayed, or (2) or a one-time map data licensing fee with or without upgrades provided. The fixed fee or minimum fee is recognized as revenue ratably over the service period, and additional fees are recognized as revenue when the customer reports achievement of the performance goal. The one-time map data licensing fee without updates is recognized as revenue upon the delivery of map data. For arrangements with updates to map data, revenues are recognized ratably over the service period.

Pre-installed and downloadable navigation applications for consumers. We collaborate with leading mobile phone makers in the Chinese market, such as Samsung, to pre-install our paid navigation applications. We receive payments from these manufacturers based on the number of copies of applications installed. In addition, we have released a user-end navigation application specifically for iPhone users in China, which can be downloaded from iPhone’s online application store for a fee of $14.99. In 2011, we began collaborating with additional leading mobile phone makers including Motorola, HTC and Lenovo, as well as tablet computer makers including Samsung, Motorola and Lenovo to pre-install our paid navigation applications. We believe this market has substantial growth potential and will contribute an increasing portion of our revenues in the next several years.

Solutions for mobile operators. We provide digital map data and software to support location-based services offered by China Mobile. In 2011, we began providing navigation solutions to China Telecom as well. In return for our solutions, we receive payments from mobile operators primarily based on the level of database usage by its subscribers and the revenue share of our mobile navigation services from monthly subscription fees.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market accounted for 23.2%, 25.1% and 12.6% of our total net revenues in 2008, 2009 and 2010 respectively. We derive revenues in this market primarily from aerial photogrammetry solutions provided to government agencies for land use survey and other purposes. Revenues from aerial photogrammetry solutions are affected by the number of projects and the size of the areas covered by our aerial surveying and mapping missions. We also derive revenues from developing 3-D digital city models and geographic information systems for local governments and providing map data to enterprises for asset management, commercial analysis and other purposes.

We expect to develop more applications and endeavor to develop and sell solutions that generate recurring revenues. Historically, our revenues from the public sector and enterprise applications business have been generated primarily on a project basis. These project-based revenues are non-recurring in nature and may fluctuate significantly from period to period. However, as a result of the relationships we have built with our government and enterprise customers, we believe we are well positioned to provide subsequent system maintenance, upgrade and other services that will generate recurring revenues. For example, we have begun generating revenues from data update, system maintenance, new application developments and joint operations in connection with some of our location-based public sector and enterprise solution projects.

Other

Net revenues from other miscellaneous sources accounted for 6.1%, 2.6% and 2.3% of our total net revenues in 2008, 2009 and 2010 respectively. We generated revenues from the distribution of in-dash navigation devices made by Aisin AW Co., Ltd., a minority shareholder of ADF Navigation. We recorded as revenues the net amount earned after deducting the amount paid to the in-dash system manufacturer. We ceased this distribution business in 2009. In addition, we have derived revenues from road test services provided in connection with furnishing our map data to navigation system manufacturers and automobile manufacturers, certain technical consulting services, and publishing and advertising services.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
	$	%	$	%	$	%
	(in thousands, except percentages)
Net revenues	45,538	100.0	57,163	100.0	85,765	100.0

Cost of revenues(1)	(18,842)	(41.4)	(20,031)	(35.0)	(28,328)	(33.0)

Operating expenses:
Research and development(1)	(5,045)	(11.1)	(7,338)	(12.8)	(12,732)	(14.8)
Selling and marketing(1)	(3,591)	(7.9)	(5,608)	(9.8)	(9,335)	(10.9)
General and administrative(1)	(9,264)	(20.3)	(9,613)	(16.8)	(12,769)	(14.9)
Impairment of goodwill and indefinite-lived assets	(674)	(1.5)	—	—	—	—

Total operating expenses	(18,574)	(40.8)	(22,559)	(39.4)	(34,836)	(40.6)

(1)	Include share-based compensation expenses as follows, both in an absolute amount and as a percentage of total net revenues for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	—	268	0.5	608	0.7
Research and development	—	—	601	1.0	1,559	1.8
General and administrative	—	—	1,864	3.3	2,966	3.5
Selling and marketing	—	—	143	0.3	1,324	1.5
Discontinued operations	—	—	1,956	3.4	—	—

Total share-based compensation expenses	—	—	4,832	8.5	6,457	7.5

Cost of Revenues

Our cost of revenues, which refers to costs directly related to the generation of revenues, consists principally of the following:

•	salary and benefit expenses for employees directly involved in data collection and processing;

•	direct production costs, which comprise primarily of aerial photogrammetry-related costs, field survey-related costs and hard disk materials cost; and

•	depreciation of facilities and equipment used in data collection and processing.

Our cost of revenues is primarily related to data collection and processing and is not directly linked to the level of our revenues. As a result, if we experience a significant increase in our revenues, we would also expect an increase in our gross margin. Our cost of revenues as a percentage of our total net revenues decreased from 35.0% for the year ended December 31, 2009 to 33.0% for the year ended December 31, 2010. Maintaining a comprehensive digital map database requires ongoing investments. As a result, we expect that the absolute amount of our cost of revenues will continue to increase.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses, general and administrative expenses and impairment of goodwill and indefinite-lived intangible assets.

Research and Development Expenses. Our research and development expenses primarily consist of salary and benefit expenses for research and development staff, including share-based compensation expenses and outsourced development expenses. Our research and development expenses as a percentage of our total net revenues increased from 12.8% for the year ended December 31, 2009 to 14.8% for the year ended December 31, 2010 primarily due to significant increases in resources committed to research and development activities as part of our growth strategy. We anticipate that our research and development expenses will continue to increase. For example, we plan to devote more resources to developing new technologies and tools to enhance our database production capability and efficiency. We also plan to continue to improve the functionality and service quality of our mobile and Internet location-based media and e-commerce platform.

Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of the following:

•	salary and benefit expenses for sales and marketing staff, including share-based compensation expenses;

•

promotion and marketing expenses, including costs for sponsoring special events such as the 2010 Shanghai World Expo and organizing and participating in industry conferences and expenses for brand awareness activities; and

•	travel-related expenses for sales and marketing purposes.

Our selling and marketing expenses as a percentage of our total net revenues increased from 9.8% for the year ended December 31, 2009 to 10.9% for the year ended December 31, 2010 primarily due to significant increases in salary and benefit expenses and promotion and marketing expenses. Going forward, we expect our selling and marketing expenses to continue to increase as we further expand our business, especially our mobile and Internet location-based media and e-commerce platform, which may require us to further develop our brand recognition among end-users.

General and Administrative Expenses. Our general and administrative expenses primarily comprise of the following:

•	salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•	depreciation of facilities and office equipment; and

•	professional service expenses.

Our general and administrative expenses as a percentage of our total net revenues decreased from 16.8% for the year ended December 31, 2009 to 14.9% for the year ended December 31, 2010 as our revenues grew at a faster pace than our general and administrative expenses during this period. We expect that our general and administrative expenses will continue to increase as we incur additional costs in connection with the growth of our business and with our becoming a publicly traded company, including professional service expenses, depreciation of new properties and equipment purchased and costs to enhance our internal control.

Impairment of Goodwill and Indefinite-lived Intangible Assets. We review annually the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist. We recognized an impairment charge of $674,000 in 2008, primarily arising from our acquisition of Beijing Yadao Xingkong Advertising Co., Ltd. and Beijing Yadao Media & Culture Development Co., Ltd.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities and revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

Automotive Navigation

In-dash Navigation Systems. We provide licenses of digital map data to certain automobile manufacturers for use in in-dash navigation systems on a per copy basis, and we do not undertake to provide updates to map data as part of the initial transaction. If automobile manufacturers or navigation system manufacturers subsequently require updates, we enter into separately negotiated transactions with the manufacturers. We only provide telephone support to end-users in addition to basic warranty terms. Consequently, we recognize revenues from the license of digital map data for in-dash navigation systems when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are met upon delivery of the product, usually a DVD or hard disk drive containing the map data, to the customer. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Shipping documents are used to verify the delivery. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess the collectability of accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

Because our telephone support service is ongoing and is available to all end-users of our products, we believe it is reasonable to recognize the cost as a period cost when incurred rather than accrue for the cost at the time of the original sale. We do not make a provision for warranty costs as we have no history of significant costs incurred under our warranties. Customer’s separately purchase from us updated versions of the digital map data.

Aftermarket Navigation Solutions. We offer customized solutions to dealer option navigation systems and portable navigation device manufacturers based on their specific needs, which range from digital map data only to a “total solution” including digital map data, a navigation engine and a user interface on a per copy basis. When no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of map data or “total solution”.

We sometimes undertake to make available to end-users free updates to the map data for a specified period (usually not exceeding one year) on a when-and-if-available basis. Other than free updates to map data, we only provide telephone support to end-users in addition to basic warranty terms. Because of our obligation to provide updates, we have considered whether we have adequate evidence that would allow us to bifurcate the revenues attributable to the license from the revenues attributable to the right to receive updates. However, we do not believe that we are able to establish vendor-specific objective evidence as of the fair value of the update right and consequently only recognize revenues from each license over the term of the update right commencing with the delivery of the licenses.

Under our contracts with one portable navigation device manufacturer, because in this case a significant portion of the payments is due in more than one year, and due to a lack of historical experience with extended payment terms, we further limit the amount of revenues recognized to the amount of cash received.

Mobile and Internet Location-based Solutions

In our mobile location-based solutions business, we provide a nationwide digital map database to China Mobile to support its mobile location-based services provided to its subscribers. Revenues are computed based on a pre-agreed fee per usage of our map data by mobile subscribers. China Mobile provides us with a monthly statement, which represents the principal evidence that our solutions have been delivered. We recognize revenues on the basis of the monthly statements.

In addition, we provide map application solutions, including a perpetual license of map data, a navigation engine and a user interface, on a per copy basis to mobile phone manufacturers to pre-install the solutions on their mobile phones. As no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are met upon the delivery of map application solution.

In our Internet-based map data and application solutions business, we provide map application solutions to our customers, enabling their websites to access our digital map database and incorporate our location-based information into their own website applications. Revenues derived from this type of arrangement include: (1) a fixed annual or quarterly fee, or a minimum fee plus an additional fee when the website reaches certain performance goals, such as click rates or number of advertisements displayed. We recognize fixed fees and minimum fees ratably over the contract periods; (2) map data licensing fee, when no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured (these criteria are met upon the delivery of map data); and (3) for arrangements with free updates to map data on a when-and-if-available basis, as we do not believe that we are able to establish vendor-specific objective evidence as of the fair value for updates to map data, revenues are recognized ratably over the service period assuming all other basic revenue recognition criteria are met.

Public Sector and Enterprise Applications

Aerial Photogrammetry and 3-D Modeling Applications. We provide aerial digital maps and 3-D modeling applications to certain PRC government agencies and enterprises to meet their land usage survey-specific needs for 3-D geographic information and other needs pursuant to a service arrangement, which usually takes several months to finish. We do not provide post contract services for these arrangements.

For these contracts, we believe that it is appropriate to consider the guidance relating to the accounting for long-term contracts which generally requires that such contracts be accounted for based on the percentage of the completion at the reporting date, provided that the estimates of the costs to complete and the extent of the progress toward completion on long-term contracts are reasonably reliable. We have considered various methods to measure the percentage of completion, including proportional performance and the ratio of input costs incurred to total expected contract costs. The contracts involve the mapping of certain geographical areas and the costs incurred are generally evenly incurred as the mapping process proceeds. We therefore believe it is appropriate to use costs incurred to determine the amount of revenues to recognize on an uncompleted contract. For the contract which the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract was recognized when the loss become evident.

Location-based Public Sector and Enterprise Solutions. We offer location-based solutions designed to help municipal governments improve their civil management efficiency or to assist enterprises to better monitor and manage their resources, including tracking assets and managing fleets. These solution offerings usually include application software for servers and terminals, third-party hardware and free support services mainly including telephone support and free unspecified upgrades to application software on a when-and-if-available basis for one to two years.

The support services, which are the last undelivered element in the arrangement, start upon the delivery of the software. However, we do not believe that we are able to establish vendor-specific objective evidence of fair value of the support services. Moreover, the customer does not accept the delivered software and hardware until the completion of a preliminary acceptance test. Accordingly, the entire arrangement is accounted as a single unit of accounting, resulting in the revenues and costs applicable to both the delivered software and third-party hardware and undelivered support services being recorded ratably over the remaining service period upon the completion of the preliminary acceptance test.

Other

We, through ADF Navigation, also serve as a distributor of a particular manufacturer’s in-dash navigation systems for sales to automobile manufacturers. We record as revenues the net amount earned after deducting the cost of navigation systems paid to the system manufacturer because (1) the system manufacturer is the primary obligor in the arrangement, (2) the price of the in-dash navigation systems is determined by the system manufacturer and automobile manufacturers, and we receive a predetermined fixed fee, (3) the system manufacturer and automobile manufacturers determine the product specifications, (4) the system manufacturer bears credit risk, and (5) we do not have the right to select suppliers.

Other miscellaneous services provided by us include technical consulting services, publishing and advertising services, and navigation system road test services. These revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are generally met upon the completion of the services.

Research and Development Expenses

We have developed software for both internal purposes and for resale through incorporation into some of the solutions that we sell. We have considered whether it is appropriate to capitalize any part of those costs. We expense all such costs as incurred as it is impractical to separate the costs into costs incurred before or after establishing technical feasibility.

Fair value of the ordinary shares

We were a private company with no quoted market prices for our ordinary shares before initial public offering, or IPO, as of June 30, 2010. We had therefore needed to make estimates of the fair value of our ordinary shares at various dates before our IPO for the purpose of determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs in determining the grant date fair value of the award. Following our IPO, the fair value of our common shares is determined by reference to the trading prices of our ADSs on the Nasdaq Global Market.

The fair value of the ordinary shares underlying the compensation award granted to our employees was estimated by us, with assistance from American Appraisal China Limited, or American Appraisal, an independent third-party appraiser.

The following table sets forth the fair value of our ordinary shares estimated at different dates in 2008, 2009 and 2010 before our IPO:

Date	Fair Value	Purpose of Valuation	Type of valuation
May 13, 2008	US$0.41	To assess the fair value of share-based compensation expenses	Retrospective
April 15, 2009	US$0.45	To assess the fair value of share-based compensation expenses	Retrospective
December 24, 2009	US$0.71	To assess the fair value of share-based compensation expenses	Contemporaneous
March 31, 2010	US$1.97	To assess the fair value of share-based compensation expenses	Contemporaneous
April 30, 2010	US$2.50(1)	To assess the fair value of share-based compensation expenses*	Contemporaneous

(1)	The fair value of our ordinary shares on April 30, 2010 was determined based on the purchase price of our ordinary shares in a share sale by one of our shareholders to an unrelated third party in May 2010.

In determining the fair values of our ordinary shares as of each share-based compensation award grant date before our IPO, three generally accepted approaches to value were considered: cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of a company as a going concern, as it does not capture the future earning potential of the business. The comparability of our peer companies’ financial metrics and the relevance of the market approach were also considered low since our target market and stage of development are different from those of the publicly listed companies in the same industry. In view of the above, we determined that the income approach is the most appropriate method to derive the fair values of our ordinary shares. In addition, we took into consideration of the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving the estimated cash flow were assessed in selecting the appropriate discount rates, which had been determined to be 20.5%, 22.0%, 20.0% and 18.0% on May 13, 2008, April 15, 2009, December 24, 2009 and March 31, 2010, respectively. The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital (WACC), which was derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

A discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOMs of 18%, 16%, 12% and 10% were used for the valuation of our ordinary shares as of May 13, 2008, April 15, 2009, December 24, 2009 and March 31, 2010, respectively.

The option-pricing method was used to allocate the equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involved making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on the historical volatility of comparable listed companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our ordinary shares increased from $0.41 per share for the May 13, 2008 grants to $0.45 per share for the April 15, 2009 grants. This increase was primarily attributable to the growth of our business.

The fair value of our ordinary shares increased from $0.45 per share for the April 15, 2009 grants to $0.71 per share for the December 24, 2009 grants. This increase was primarily attributable to the following factors:

•

We adjusted our estimated net income and cash flows for future periods primarily because revenues from the in-dash navigation systems market in 2009 significantly exceeded our projections in April 2009.

•	We used a lower DLOM because we re-commenced the preparation of our initial public offering in October 2009.

•	We used a lower discount rate to reflect improvements in overall market conditions and comparable companies’ performances.

The fair value of our ordinary shares increased from $0.71 per share as of December 24, 2009 to $1.97 as of March 31, 2010. This increase was primarily attributable to the following factors:

•

Driven by sales growth in connection with existing car models and several new car models, net revenues from our in-dash navigation business in the three months ended March 31, 2010 increased by 18.2% from the fourth quarter of 2009, exceeding our projection.

•

In the three months ended March 31, 2010, we entered into a new agreement with China Mobile Liaoning in respect of nationwide digital map database, with a one-year term that will be automatically renewed for another year if neither party objects. In addition, we obtained more favorable revenue sharing arrangement under the new agreement.

•

We made significant progress in negotiations with two mobile phone manufacturers for pre-installing our navigation solutions on their mobile phones. In addition, we received increasing purchase orders from Samsung in connection with our mobile phone pre-installation business.

•

The continuous growth of our business and company size, together with the proximity of our IPO, lowered the perceived risk of and market participant’s required rate of return for investing in our ordinary shares. These factors decreased our cost of capital and hence the discount rate applied for valuing our ordinary shares from 20% as of December 2009 to 18% as of March 2010.

We had considered the guidance prescribed by the Practice Aid in determining the fair value of our ordinary shares as of various dates before our IPO. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through March 31, 2010 is set out above. Paragraph 113 of the Practice Aid states that “the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” We, therefore, believe the ultimate price of our IPO was generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before our IPO.

Nevertheless, we believed that the implied increase in fair value of our ordinary shares from $1.97 per share as of March 31, 2010 to $3.125 per share, the IPO price (after adjusting for the ADS to ordinary share ratio), as set out on our prospectus dated June 30, 2010 , was primarily attributable to the following factors:

•

We entered into a new agreement in April 2010 with a global mobile phone manufacturer in connection with the pre-installation of our navigation solutions on mobile phones made by this manufacturer. The negotiation with another mobile phone manufacturer reached an advanced stage during the period. These developments are expected to further increase our revenues from our mobile and Internet location-based solutions business.

•

We entered into an agreement with a domestic car manufacturer in April 2010 to supply our navigation solutions. We believe that the establishment and expansion of our business relationships with domestic car manufacturers will further contribute to the revenue growth from our automotive navigation business.

•

The launch of our IPO, which provided us with additional capital, enhanced our ability to access capital markets to grow our business and raised our profile and the completion of our IPO would result in increased liquidity and marketability of our ordinary shares.

After our IPO on June 30, 2010, we used our closing market price of the date of the grants to determine the fair value of the share-based compensation award.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as a compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid in capital.

On July 15, 2007, we adopted the 2007 Share Incentive Plan. The maximum aggregate number of our shares which may be issued pursuant to all awards under the plan, as currently in effect, is 31,987,000 shares. The options and non-vested shares discussed below were granted under the 2007 Share Incentive Plan.

On May 13, 2008, we granted 800,000 restricted shares to four employees. The shares, which are treated as non-vested shares under U.S. GAAP, vested immediately upon the completion of our initial public offering in July 2010 .The compensation costs in relation to these non-vested shares amounting to $328,000 was recorded as of the completion of our IPO.

On April 15, 2009, we granted options to purchase 7,732,000 ordinary shares at an exercise price of $0.30 per share and 5,868,000 non-vested shares, which will vest over certain periods, to our employees.

On December 24, 2009, we granted options to purchase 7,482,000 ordinary shares at an exercise price of $0.50 per share and 2,840,000 non-vested shares to our employees.

On March 31, 2010, we modified the terms of the options to purchase 14,736,800 ordinary shares as described below. These options had been granted to certain executive officers and employees and originally had a vesting schedule of 1/4 vesting on the first anniversary from the date of grant and 1/16 vesting in each of the 12 quarters subsequent to the first vesting date.

Options to purchase 1,252,000 ordinary shares were canceled in exchange for the same number of non-vested shares, which vested immediately on March 31, 2010.

Options to purchase 3,670,000 ordinary shares were modified to vest immediately on March 31, 2010. The vesting schedule of options to purchase 4,179,000 ordinary shares was modified so that 50% of the options vested immediately on March 31, 2010, 4.11% will vest in each of the subsequent 12 quarters after March 31, 2010 and 0.68% will vest on April 15, 2013. The vesting schedule of options to purchase 2,598,800 ordinary shares was modified so that 25% of the options vested immediately on March 31, 2010, 6.17% will vest in each of the subsequent 12 quarters after March 31, 2010 and 0.96% will vest on April 15, 2013. The vesting schedule of options to purchase 2,565,000 ordinary shares was modified so that 50% of the options vested immediately on March 31, 2010, 3.35% will vest in each of the subsequent 14 quarters after March 31, 2010 and 3.10% will vest on December 24, 2013. The vesting schedule of options to purchase 472,000 ordinary shares were modified so that 25% of the options vested immediately on March 31, 2010, 5.02% of the options will vest in each of the subsequent 14 quarters after March 31, 2010 and 4.72% will vest on December 24, 2013.

One employee’s options to purchase 150,000 ordinary shares were canceled.

In addition, on March 31, 2010, an aggregate of 2,799,000 non-vested shares previously granted to three employees, which originally had a vesting period of two years or three years from the date of grant, were modified to vest immediately on March 31, 2010.

On April 30, 2010, we granted options to purchase a total of 1,044,000 ordinary shares to our employees at an exercise price of $0.50 or $1.00 per share. The options will vest in accordance with the vesting schedule set out in the option award agreement, which is either (1) 100% immediately on date of grant or (2) first 1/4 on the date of grant and 3/64 in each of the 16 quarters subsequent to the date of grant.

On June 30, 2010, we granted 140,000 non-vested ordinary shares to our independent directors.

On February 23, 2011, we granted 332,000 non-vested ordinary shares to our employees.

On April 27, 2011, we granted a total of 714,587 non-vested shares to related employees of PDAger and eTag. The non-vested shares will vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 20% on the anniversary from the date of grant and 40% in each of the 2 years subsequent to the first vesting date or, (2) on the second and third anniversary from the date of grant or, (3) over a three-year period from the date of grant.

On June 15, 2011, we granted 120,000 non-vested ordinary shares to our independent directors. The shares, which are treated as non-vested shares under U.S. GAAP, will vest in increments of 25% on each of the first, second, third and fourth anniversaries of date of grant.

The tables below set forth certain information concerning share options and non-vested shares granted to our employees on the dates indicated:

Options:

Grant Date	No. of Ordinary Shares Underlying Options Granted	Exercise Price per Share	Fair Value per Share at the Grant Date		Intrinsic Value per Option at the Grant Date	Type of Valuation
April 15, 2009	7,732,000	$0.30	$0.45		$0.15	Retrospective
December 24, 2009	7,482,000	$0.50	$0.71		$0.21	Contemporaneous
April 30, 2010	400,000	$0.50	$2.50	(1)	$2.00	Contemporaneous
April 30, 2010	644,000	$1.00	$2.50	(1)	$1.50	Contemporaneous

Non-vested Shares:

Grant date	No. of Non-vested Shares Granted	Fair Value per Share at the Grant Date	Type of Valuation
May 13, 2008	800,000	$0.41	Retrospective
April 15, 2009	5,868,000	$0.45	Retrospective
December 24, 2009	2,840,000	$0.71	Contemporaneous
March 31, 2010	1,252,000	$1.97	Contemporaneous
June 30, 2010	140,000	$3.13	Contemporaneous
February 23, 2011	332,000	$3.81	Contemporaneous
April 27, 2011	714,587	$4.7125	Contemporaneous
June 15, 2011	120,000	$3.86	Contemporaneous

In determining the fair value of our stock options granted, we relied on valuation reports prepared by American Appraisal based on data we provided. The valuation reports provided us with guidelines in determining the fair value of the equity instruments, but the determination was made by our management.

In determining the fair value of our stock options, the binomial lattice option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates and modification date were as follows:

	2009	2010
Risk-free interest rate of return	2.772% to 3.572%	3.419%
Volatility	51.3% to 57.2%	40.2 to 50.7%
Dividend yield	0.00%	0.00%
Exercise multiple	2.0	2.0

The risk-free interest rate was estimated based on the yield to maturity of China’s international government bonds with a maturity period close to the expected term of the options. The exercise multiple was estimated with reference to study on general exercise behaviors of employee stock options of public companies. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options. The dividend yield was estimated based on our expected dividend policy over the expected term of the options. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise the estimates used in subsequent periods.

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation expenses in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The binomial lattice option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and binomial lattice models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. Currently, there is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

Income Taxes

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. Tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be.

We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report. However, since the commencement of operations, our entities in China, other than ADF Navigation, have not been examined by the relevant tax authorities and therefore are subject to tax audits at the discretion of the tax authorities.

Uncertainties exist with respect to how the PRC’s new Enterprise Income Tax Law applies to our overall operations, and more specifically, with regard to our tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Internal Control over Financial Reporting

Prior to our initial public offering in July 2010, we were a private company and had limited accounting personnel and other resources with which to address our internal control over financial reporting. As a result, in the course of preparing our consolidated financial statements as of December 31, 2010, we and our independent registered public accounting firm identified certain material weakness, significant deficiency and other control deficiencies. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness observed related to lack of accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency observed related to a need to enhance our accounting policies and procedures manual in accordance with U.S. GAAP. Following the identification of this material weakness and significant deficiency, we have already implemented additional measures to remediate the material weakness and significant deficiency, including: (1) hiring additional accounting personnel with extensive experience in U.S. GAAP and SEC reporting requirements and strong analytical skills; (2) providing regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics; (3) engaging one of the major international accounting firms as our external consultant on internal control matters to supplement our existing internal control team to provide us Section 404 readiness service, (4) expanding our internal control team by hiring two managers with a specialization in internal control and experience at major international accounting firms; and (5) having Dr. Qi chair our audit committee as a financial expert.

As required under Section 404 of the Sarbanes-Oxley, we are in the progress of a formal assessment of our internal control over financial reporting, and we believe it is possible that, besides the above material weakness, had we finished the formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. Our subsidiaries in the British Virgin Islands and Hong Kong, AutoNavi BVI , AutoNavi International Limited, AutoNavi Investment Limited and AutoNavi Asia, are tax exempted.

Our PRC subsidiaries and VIEs are generally subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law, other than the preferential tax treatments enjoyed by certain entities described below.

Enterprises that meet the definition of “Manufacturing foreign-invested enterprises” (MFIE) are entitled to a two-year exemption from income tax starting in its first tax-profitable year, followed by a 50% reduction in tax rate for the succeeding three years. ADF Navigation was granted MFIE status in 2008 by the relevant tax authorities and was entitled to the exemption for the years 2008 and 2009 and a 12.5% preferential tax rate for 2010, 2011 and 2012.

Under the Enterprise Income Tax Law, an enterprise which qualifies as a high and new technology enterprise is entitled to a tax rate of 15%. AutoNavi Software and PDAger obtained the high and new technology enterprise status in 2008. AutoNavi Technology, MapABC Technology, Xingtiandi Technology and AutoNavi Xiamen obtained the high and new technology enterprise status in 2009. Qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the high and new technology enterprise status. We believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future.

In addition, a high and new technology enterprise located in Zhongguancun is generally entitled to a three-year exemption from Enterprise Income Tax, followed by a preferential tax rate of 7.5% of the applicable tax rate in the next three years. AutoNavi Technology is registered in Zhongguancun and was entitled to the tax-exemption in 2009 followed by a reduced tax rate of 7.5% for the subsequent three years.

The preferential tax rates, which were used to calculate the tax provision based on our interpretation of the Enterprise Income Tax Law, as of the balance sheet date, are presented in the following table.

	2008	2009	2010
ADF Navigation	0%	0%	12.5%
AutoNavi Software	15%	15%	15%*
AutoNavi Technology	25%	0%	7.5%
MapABC Technology	25%	15%	15%
Xingtiandi Technology	25%	15%	15%
AutoNavi Xiamen	25%	15%	15%
PDAger	15%	15%	15%

*	On February 21, 2011, AutoNavi Software qualified as a “key software company” and was therefore entitled to a preferential tax rate of 10% for 2010 (see “Item 18 Financial Statements—Note 22 Subsequent Events”).

Our revenues generated from certain technology development contracts were exempt from business tax. For some of our software, we are entitled to receive a 14% rebate on the total value-added tax, or VAT, payable of 17%.

Under the Enterprise Income Tax Law, dividends from our PRC subsidiary out of earnings generated after the new law came into effect on January 1, 2008 are subject to withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of our PRC subsidiary, which is directly held by our Hong Kong subsidiary, will benefit from a reduced withholding tax rate of 5% under the Arrangement to Avoid Double Taxation between Hong Kong and the central government of the PRC upon approval from the local tax authority. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of any such dividends, such dividends would be subject to withholding tax at a rate of 10% rather than withholding tax at a preferential rate of 5%. See “Item 3—Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.” Dividends from our Hong Kong subsidiary are exempt from withholding tax. Dividend payments are not subject to withholding tax in the British Virgin Islands or the Cayman Islands.

Spin-off of Discontinued Operations

In December 2009, we distributed the equity interests in AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis. We recorded the pro-rata distribution at the book value of AutoNavi Shanghai, $904,000, as a reduction of retained earnings. AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2008		2009		2010
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Net revenues:
Automotive navigation	29,527	64.8	36,210	63.3	63,410	73.9
Mobile and Internet location-based solutions	2,658	5.9	5,153	9.0	9,586	11.2
Public sector and enterprise applications	10,579	23.2	14,350	25.1	10,797	12.6
Other	2,774	6.1	1,450	2.6	1,972	2.3

Total net revenues	45,538	100.0	57,163	100.0	85,765	100.0
Cost of revenues(1)	(18,842)	(41.4)	(20,031)	(35.0)	(28,328)	(33.0)

Gross profit	26,696	58.6	37,132	65.0	57,437	67.0

Operating expenses:
Research and development(1)	(5,045)	(11.1)	(7,338)	(12.8)	(12,732)	(14.8)
Selling and marketing(1)	(3,591)	(7.9)	(5,608)	(9.8)	(9,335)	(10.9)
General and administrative(1)	(9,264)	(20.3)	(9,613)	(16.8)	(12,769)	(14.9)
Impairment of goodwill and indefinite-lived intangible assets	(674)	(1.5)	—	—	—	—

Total operating expenses	(18,574)	(40.8)	(22,559)	(39.4)	(34,836)	(40.6)

Government subsidies	387	0.8	1,016	1.8	748	0.9
Operating income	8,509	18.7	15,589	27.3	23,349	27.2

Investment income	324	0.7	109	0.2	—	—
Interest income	324	0.7	295	0.5	1,991	2.3
Change in fair value of forward contract	—	—	—	—	(2,465)	(2.9)
Foreign exchange (loss)	—	—	—	—	1,504	1.8
Other income	—	—	—	—	94	0.1
Impairment loss on short-term investment	(2,000)	(4.4)	—	—	—	—

Income before income taxes, share of net income of equity method accounted investment and discontinued operations	7,157	15.7	15,993	28.0	24,473	28.5

Income tax expense	(1,145)	(2.5)	(1,144)	(2.0)	(4,041)	(4.7)
Share of net income (loss) of equity method accounted investment	(121)	(0.3)	156	0.3	(238)	0.3

Income from continuing operations	5,891	12.9	15,005	26.3	20,194	23.5

Discontinued operations:
Loss on discontinued operations before income tax(1)(2)	(2,551)	(5.6)	(4,328)	(7.6)	—	—
Income tax benefit (expense)	339	0.7	147	0.3	—	—

Loss on discontinued operations, net of tax	(2,212)	(4.9)	(4,181)	(7.3)	—	—

Net income	3,679	8.0	10,824	19.0	20,194	23.5

Net income attributable to non-controlling interest	1,476	3.2	433	0.8	1,059	1.2
Net income attributable to AutoNavi Holdings Limited shareholders	2,203	4.8	10,391	18.2	19,135	22.3

Net income per share:
Net income from continuing operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.03		0.10		0.11
Diluted	0.03		0.10		0.10
Net income from continuing operations per Series A preferred share-Basic	0.03		0.10		0.11

Net loss on discontinued operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.02)		(0.03)		—
Diluted	(0.02)		(0.03)		—
Net loss on discontinued operations per Series A preferred share-Basic	(0.02)		(0.03)		—

Net income per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.01		0.07		0.11
Diluted	0.01		0.07		0.10
Net income per Series A preferred share-Basic	0.01		0.07		0.11

(1)	Include share-based compensation expenses as follows:

	Year Ended December 31,
	2008		2009		2010
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	—	268	0.5	608	0.7
Research and development	—	—	601	1.0	1,559	1.8
General and administrative	—	—	1,864	3.3	2,966	3.5
Selling and marketing	—	—	143	0.3	1,324	1.5
Discontinued operations	—	—	1,956	3.4	—	—

Total share-based compensation expenses	—	—	4,832	8.5	6,457	7.5

(2)	In December 2009, we distributed the equity interests in AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis. We recorded the pro-rata distribution at the book value of AutoNavi Shanghai, $904,000, as a reduction of retained earnings. AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this annual report.

Comparison of the Years Ended December 31, 2010 and December 31, 2009

Revenues. Our total net revenues increased by 50.0% from $57.2 million in 2009 to $85.8 million in 2010. This increase resulted from increases in net revenues from our automotive navigation and mobile and Internet location-based solutions, partially offset by a decrease in net revenues from our public sector and enterprise applications businesses.

Automotive navigation. Net revenues from the automotive navigation market increased by 75.1% from $36.2 million in 2009 to $63.4 million in 2010. This increase was attributable to a 77.6% increase in revenues from the in-dash navigation systems market and a 52.9% increase in revenues from the aftermarket navigation device market including the dealer option navigation system market and the portable navigation device market. The increase in net revenues from the in-dash navigation systems market and aftermarket navigation devices market were due mainly to an increase in the number of copies of digital map data licensed, partially offset by a small decrease in average unit license fees.

Mobile and Internet location-based solutions. Net revenues from the mobile and Internet location-based solutions increased by 86.0% from $5.2 million in 2009 to $9.6 million in 2010. This increase was primarily due to a 231.0% increase in revenues from pre-installing our navigation solutions on certain mobile phone models and a 92.4% increase in revenues from our Internet map application business.

Public sector and enterprise applications. Net revenues from the public sector and enterprise applications market decreased by 24.8% from $14.4 million in 2009 to $10.8 million in 2010, primarily due to a decrease in revenues from our aerial photogrammetry business, partially offset by an increase in revenues from the enterprise solutions business. The decrease in revenues from the aerial photogrammetry business was primarily attributable to a relatively large portion of revenues in 2009 being associated with the Central Government’s second national land survey project, which was nearly completed in 2009. The increase in revenues from the enterprise solutions business was largely due to an increased number of new contracts which generated revenues in 2010.

Cost of Revenues. Our cost of revenues increased by 41.4% from $20.0 million in 2009 to $28.3 million in 2010. This increase was largely attributable to an increase in direct production costs as well as an increase in salary and benefit expenses, which rose as a result of the expansion of our data collection and processing work force from an average of 1,054 in 2009 to an average of 1,282 in 2010.

Gross Profit. Our gross profit increased by 54.7% from $37.1 million in 2009 to $57.4 million in 2010. Our gross margin increased from 65.0% in 2009 to 67.0% in 2010.

Operating Expenses. Our total operating expenses increased by 54.4% from $22.6 million in 2009 to $34.8 million in 2010. Our operating expenses for the year ended December 31, 2010 included share-based compensation expenses of $5.8 million compare to $2.6 million for year ended December 31, 2009.

Research and development expenses. Our research and development expenses increased by 73.5% from $7.3 million in 2009 to $12.7 million in 2010. The increase was primarily due to higher salary and benefit expenses as a result of an increased headcount from an average of 326 in 2009 to an average of 420 in 2010, the increased outsourced development expenses incurred to improve the efficiency of our technology platform and expand our technological capabilities as well as an increase in share-based compensation expenses from $601,000 in 2009 to $1.6 million in 2010.

Selling and marketing expenses. Our selling and marketing expenses increased by 66.5% from $5.6 million in 2009 to $9.3 million in 2010. This increase was primarily due to increases in salary and benefit expenses as a result of an increased sales headcount from an average of 107 in 2009 to an average of 132 in 2010, the higher travel and marketing expenses and an increase in share-based compensation expenses from $143,000 in 2009 to $1.3 million in 2010.

General and administrative expenses. Our general and administrative expenses increased by 32.8% from $9.6 million in 2009 to $12.8 million in 2010. This increase was primarily due to the increase in share-based compensation expenses which rose from $1.9 million in 2009 to $3.0 million in 2010, and certain professional service expenses occurred in 2010.

Government Subsidies. Government subsidies decreased by 26.4% from $1.0 million in 2009 to $748,000 in 2010.

Operating Income. Our operating income increased by 49.8% from $15.6 million in 2009 to $23.3 million in 2010. Operating margin, or operating income as a percentage of our net revenues, was 27.2% in 2010, compared to 27.3% in 2009.

Interest Income. Our interest income increased by 574.9% from $295,000 in 2009 to $2.0 million in 2010, primarily due to higher amounts of cash and term deposit on our balance sheet due to the IPO proceeds received.

Change in Fair Value of Forward Contract. This represents a loss on re-measurement of a forward contract, entered into in August 2010, to convert a Japanese Yen deposit back into U.S. dollars upon the expiration of the one year term at a pre-determined exchange rate. This forward contract was determined to be a derivative.

For the year ended December 31, 2010, we recorded a loss of $2,465,000 in the change in the fair value of this forward contract.

Foreign Exchange Gain. The change in foreign exchange gain was primarily due to a bank deposit of Japanese Yen for the forward contract signed in August 2010.

Income Tax Expense. Our income tax expense was $4.0 million in 2010 and the effective income tax rate for the year ended December 31, 2010 was 16.5% compared to 7.2% for the year ended December 31, 2009. The increase in the effective tax rate was primarily due to the fact that the tax exemption period enjoyed by certain of our entities expired at the end of 2009. These entities were qualified as “high and new technology enterprises” and “manufacturing foreign-invested enterprises” and were taxed at a preferential tax rate of 12.5% starting in 2010. The increase in the effective tax rate was also attributable to an increase in certain non-deductible expenses.

Income from Continuing Operations. Income from continuing operations increased by 34.6% from $15.0 million in 2009 to $20.2 million in 2010.

Discontinued Operations. Loss on discontinued operations net of tax was $4.2 million in 2009. We did not have loss on discontinued operations for the year ended 2010 as the spin-off of AutoNavi Shanghai was completed in December 2009.

Net Income Attributable to AutoNavi Holdings Limited Shareholders. Net income attributable to AutoNavi Holdings Limited shareholders increased by 84.2% from $10.4 million in 2009 to $19.1 million in 2010.

Comparison of the Years Ended December 31, 2009 and 2008

Net Revenues. Our total net revenues increased by 25.5% from $45.5 million in 2008 to $57.2 million in 2009. This increase resulted from increases in revenues from all our three major business lines.

Automotive navigation. Net revenues from the automotive navigation market increased by 22.6% from $29.5 million in 2008 to $36.2 million in 2009. This increase was attributable to a 28.3% increase in revenues from the in-dash navigation systems market, partially offset by a 11.8% decrease in revenues from the portable navigation devices market.

The increase in net revenues from the in-dash navigation systems market was due mainly to an increase in the number of copies of digital map data licensed, partially offset by a small decrease in average unit license fees. The decrease in net revenues from the portable navigation devices market was mainly due to lower amount of license fees we received from one portable navigation device manufacturer with respect to which we limit the amount of revenues recognized to the amount of cash received. The decrease in amounts collected from that customer was partially offset by significant increases in sales to other portable navigation devices customers.

Mobile and Internet location-based solutions. Net revenues from the mobile and Internet location-based solutions business increased by 93.9% from $2.7 million in 2008 to $5.2 million in 2009. This increase was primarily due to a 301.5% increase in revenues derived from the provision of a nationwide digital map database to support China Mobile’s location-based services and a 55.5% increase in revenues from our Internet map application business. Our solutions provided to China Mobile began generating revenues in the fourth quarter of 2008.

Public sector and enterprise applications. Net revenues from the public sector and enterprise applications market increased by 35.6% from $10.6 million in 2008 to $14.4 million in 2009, primarily due to the increase in revenues from our aerial photogrammetry business as we entered into two new contracts in connection with the second national land survey to cover new areas during this period.

Cost of Revenues. Our cost of revenues increased by 6.3% from $18.8 million in 2008 to $20.0 million in 2009. This increase was primarily due to the increase of salary and benefit expenses as a result of the expansion of our work force in our aerial photogrammetry business from an average of 98 in 2008 to an average of 150 in 2009, partially offset by a decrease in field survey related costs, primarily travel-related expenses. Our cost of revenues for the year ended December 31, 2009 included share-based compensation expenses of $268,000. No share-based compensation expense was recognized for the year ended December 31, 2008.

Gross Profit. Our gross profit increased by 39.1% from $26.7 million in 2008 to $37.1 million in 2009. Our gross margin increased from 58.6% in 2008 to 65.0% in 2009.

Operating Expenses. Our total operating expenses increased by 21.5% from $18.6 million in 2008 to $22.6 million in 2009. The increase primarily resulted from increases in research and development, and selling and marketing expenses. Our operating expenses for the year ended December 31, 2009 included share-based compensation expenses of $2.6 million. No share-based compensation expense was recognized for the year ended December 31, 2008.

Research and development expenses. Our research and development expenses increased by 45.5% from $5.0 million in 2008 to $7.3 million in 2009, primarily due to increases in salary and benefit expenses as a result of an increased headcount, from an average of 263 in 2008 to an average of 326 in 2009, as part of our growth strategy, and share-based compensation expenses of $601,000 for the year ended December 31, 2009.

Selling and marketing expenses. Our selling and marketing expenses increased by 56.2% from $3.6 million in 2008 to $5.6 million in 2009. This increase was primarily due to increases in marketing expenses that we incurred in sponsoring the 2010 Shanghai World Expo and organizing and attending certain trade shows to promote our solutions. To a lesser degree, the increase also resulted from expenses incurred in connection with market research conducted or commissioned by us.

General and administrative expenses. Our general and administrative expenses increased by 3.8% from $9.3 million in 2008 to $9.6 million in 2009. This increase was attributable mainly to the share-based compensation expenses of $1.9 million in 2009, offset by a decrease in fees paid for certain one-time professional services and decreases in facilities-related expenses, travel-related expenses and business development expenses as a result of cost control efforts.

Government Subsidies. Government subsidies increased by 162.5% from $387,000 in 2008 to $1.0 million in 2009. The higher amount in 2009 was primarily due to a grant provided by the Shanghai Municipal Science Commission in connection with a software development project for the 2010 Shanghai World Expo.

Operating Income. Our operating income increased by 83.2% from $8.5 million in 2008 to $15.6 million in 2009. As a percentage of our net revenues, our operating income increased from 18.7% in 2008 to 27.3% in 2009.

Impairment Loss on Short-term Investment. On July 14, 2008, we purchased a convertible note with a principal amount of $2.0 million issued by a U.S.-based start-up company specialized in developing conversational voice search and recognition technologies. The note is convertible into preferred shares of that company at our option. As of December 31, 2008, we determined that the fair value of the note was nil and recognized an impairment loss of $2.0 million.

Income Tax Expense. Our income tax expense was $1.1 million in both 2008 and 2009. The effective income tax rate for the year ended December 31, 2009 was 7.2%, compared to 16.0% for the year ended December 31, 2008. The decrease in effective tax rate primarily resulted from the preferential tax rates obtained in 2009 by certain of our major operating entities in the PRC as “high and new technology enterprise.”

Income from Continuing Operations. Income from continuing operations increased by 154.7% from $5.9 million in 2008 to $15.0 million in 2009.

Discontinued Operations. Loss on discontinued operations net of tax increased by 89.0% from $2.2 million in 2008 to $4.2 million in 2009, primarily due to share-based compensation expenses of $2.0 million recognized in 2009.

Net Income Attributable to AutoNavi Holdings Limited Shareholders. Net income attributable to AutoNavi Holdings Limited shareholders increased by 371.7% from $2.2 million in 2008 to $10.4 million in 2009.

B. Liquidity and Capital Resources

Our principal sources of liquidity are cash generated from our operating activities and the proceeds from our initial public offering. As of December 31, 2010, we had $165.8 million in cash and term deposits. As a holding company with no material operations of our own, we conduct our operations primarily through our wholly-owned subsidiary, our two variable interest entities, and the variable interest entities’ subsidiaries in China. Our

PRC subsidiary’s ability to make dividend or other cash payments to us are subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” As of December 31, 2010, our PRC subsidiaries and VIEs had aggregate undistributed earnings of approximately $47.4 million that were able for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend tax upon distribution. Although we consolidate the results of our PRC variable interest entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands of $)
Net cash provided by operating activities	6,989	10,495	38,529
Net cash (used in) investing activities	(13,229)	(2,330)	(70,455)
Net cash provided by/(used in) financing activities	—	(2,211)	99,203
Effect of exchange rate on cash and cash equivalents	1,486	(15)	1,112
Cash at the beginning of the period	33,531	28,777	34,716
Net increase (decrease) in cash	(6,240)	5,954	67,277
Cash at the end of the period	28,777	34,716	103,105

Operating Activities

Net cash provided by operating activities was $38.5 million for the year ended December 31, 2010. This amount was attributable to net income of $20.2 million, adjusted for certain non-cash expenses, principally share-based compensation of $6.5 million, depreciation and amortization of $4.1 million, change in fair value of forward contract of $2.5 million, and changes in certain working capital accounts that positively affected operating cash flow, primarily increases of $3.9 million in accrued expense and other current liabilities, $3.1 million in income tax payable and $2.7 million in deferred revenue, offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of $4.6 million in accounts receivable and $1.2 million in prepaid expenses and other current assets. The increase in accrued expenses and other current liabilities was primarily attributable to an increase in accrued direct production cost including the flight cost and outsourcing expenses and the increase in deferred income from government subsidies as well as the increase in VAT and business tax payable due to revenue growth. The increase in income tax payable was primarily due to the growth of income subject to the income tax. The increase in deferred revenue was primarily attributable to an increase in deferred revenue from aerial photogrammetry business and the increased income from the depository bank. The increase in accounts receivable was primarily attributable to the increase in revenues from the in-dash navigation systems business. The increase in prepaid expenses and other current assets was primarily attributable to the increase in interest receivable for the long term deposit.

Net cash provided by operating activities was $10.5 million for the year ended December 31, 2009. This amount was primarily attributable to net income of $10.8 million, adjusted for certain non-cash expenses, principally depreciation and amortization of $4.5 million and share-based compensation expenses of $4.8 million, and changes in certain working capital accounts that positively affected operating cash flow, primarily an increase of $4.0 million in accrued expense and other current liabilities and an increase of $1.0 million in income tax payable, offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of $9.5 million in accounts receivable, a decrease of $4.3 million in deferred revenues and a decrease of $1.6 million in accounts payable. The increase in accrued expense and other liabilities was primarily attributable to an increase in bonus payable and VAT and business tax payable due to revenue growth and the increase in deferred income from government subsidies. The increase in income tax payable was primarily due to the growth of income subject to the income tax. The increase in accounts receivable was primarily attributable to the increase in revenues from the in-dash navigation systems business and aerial photogrammetry business. The decrease in deferred revenues was primarily attributable to the recognition as revenues in 2009 of advance payments received in 2008 for our aerial photogrammetry solutions in connection with the second national land survey. The decrease in accounts payable was primarily attributable to payments made for purchases of in-dash navigation devices for distribution.

Net cash provided by operating activities was $7.0 million for the year ended December 31, 2008. This amount was primarily attributable to net income of $3.7 million, adjusted for certain non-cash expenses, principally depreciation and amortization of $4.4 million, loss of $2.0 million on impairment of short term investment in the convertible note purchased in July 2008 and loss of $674,000 on impairment of goodwill and indefinite-lived intangible assets, offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily a decrease of $2.5 million in accounts payable and an increase of $1.7 million in prepaid expenses and other current assets. The decrease in accounts payable was primarily attributable to payments made for purchases of in-dash navigation systems for distribution. The increase in prepaid expenses and other current assets was primarily due to a deposit paid by us to guarantee our provision of aerial photogrammetry solutions in connection with the second national land survey.

Investing Activities

Net cash used in investing activities was $70.5 million for the year ended December 31, 2010. This amount was primarily due to the purchase of property and equipment, mainly office building and electronic devices, totaling $24.0 million and investment in term deposit of $62.2 million, offset by the repayment of $15.6 million in loans by the shareholders.

Net cash used in investing activities was $2.3 million for the year ended December 31, 2009, primarily due to our investment of $3.7 million for a 21.58% equity interest in a call center service provider in China, and use of $1.0 million for purchase of property and equipment, offset by the repayment of $2.2 million in loans by an entity affiliated with one of our principal shareholders.

Net cash used in investing activities was $13.2 million for the year ended December 31, 2008. This amount was primarily attributable to the purchase of property and equipment, mainly aerial photogrammetry equipment and computers, totaling $6.2 million, loans made to an entity affiliated with one of our principal shareholders amounting to $2.4 million, $2.0 million in short-term investment in the convertible note and $1.2 million paid for intangible assets in connection with the acquisition of additional equity interests in ADF Navigation and the acquisition of Shenzhen Xuancai Technology Co., Ltd.

Financing Activities

Net cash used in financing activities was 99.2 million for the year ended December 31, 2010, primarily represented $110.2 million of proceeds from issuance of ordinary shares upon our initial public offering in July 2010 and offset by $11.1 million payments made in connection with IPO.

Net cash used in financing activities for the year ended December 31, 2009 was primarily attributable to $1.0 million in costs incurred in connection with the preparation of our initial public offering and an effective distribution of $1.2 million in connection with the spin-off of AutoNavi Shanghai.

We had no financing activities in 2008.

Capital Expenditures

We have incurred capital expenditures primarily in connection with the purchase, renovation and furnishing of our premises, and the purchase of equipment used in our operations, such as automobile vehicles, electronic devices and certain equipment for aerial, photogrammetry. Our capital expenditures in property and equipment were approximately $5.0 million, $1.1 million and $23.8 million for 2008, 2009 and 2010, respectively.

In September 2010, we made full payment for an office facility in Beijing with total office area of approximately 4,900 square meters for a total cash consideration of $20.8 million. The office facility will serve as our new headquarters to accommodate its on-going expansion. The new office is expected to be put into use in the third quarter of 2011.

We plan to fund capital expenditures primarily through cash generated from our operating activities.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Research and development is an integral part of our continued growth. Our research and development team consists of over 500 engineers, who are focused on improving the quality of our database, increasing the efficiency of the database production process and better serving our customers’ needs. Our customers’ changing requirements for our navigation and location-based solutions drive our technology developments and innovations in data gathering, processing, delivery, presentation and applications. We spent approximately $5.0 million, $7.3 million and $12.7 million on research and development in 2008, 2009 and 2010, respectively. We expect to continue to develop proprietary technologies. We may acquire or license third-party technologies where it would be more cost effective.

We are currently focused on the following research and development initiatives:

•

In April 2011, we officially became a member of the European next generation navigation data standard, or “NDS”, association. We are working closely with the TomTom R&D team on NDS technology development. We currently have the capability to provide NDS format demos to automakers and have plans to publish nationwide map data in NDS format by the end of this year.

•

We are continuing to enhance functionality and service quality of our mobile and Internet location-based media and e-commerce platform, especially our AMAP solutions, and establish partnerships with well-known service providers to allow consumers to benefit from more diversified and precise location-based services.

•

We are continuing to develop new technologies and tools to improve our database production capability and efficiency in various stages of the production process. For example, we are creating new field data collection software to improve the efficiency of field survey, an online data processing framework to streamline tools and processes to allow real time data editing, verification and publishing, as well as technologies and processes to enable incremental updating of the database.

•

We are also improving our analytical capability to generate more information from the customer and end-user usage data to help us improve existing solution offerings and develop new navigation and location-based solutions.

•	We are further improving our AnGeo GIS by enhancing its existing functionalities and developing new features to meet various customization needs.

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights. We hold 22 patents and have applied for the registration of an additional 76 patents, which cover a variety of technologies, including technologies relating to the collection, processing, storage and distribution of geographical and other data, data searching and navigation interface. We also seek to protect our digital map database, software and related technology through our license agreements with customers and confidentiality agreements with our employees, consultants, customers and others. We have registered 83 trademarks and 108 computer software copyrights in China. Our main website is located at www.AutoNavi.com, and we have registered approximately 113 domain names.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating Lease Obligations(1)	3,641	1,394	1,634	409	204

(1)	Operating lease obligations are primarily related to the leasing of office space. These leases expire in 2016 and are renewable upon negotiation.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, our ability to adequately maintain and update our digital map database and minimize errors in our solutions; our current reliance on the automotive navigation market and a small number of customers for a substantial portion of our revenues; the project-based nature of our public sector and enterprise applications business; our limited operating history in the mobile and Internet location-based solutions markets; our compliance with a complex set of laws, rules and regulations governing our surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; our ability to manage our growth effectively and efficiently, and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Hou	47	Chairman of the Board of Directors
Congwu Cheng	46	Director, Chief Executive Officer
Derong Jiang	45	Director, Senior Vice President of Quality Control
Jeffrey Zhijie Zeng	42	Independent Director
Daqing Dave Qi	47	Independent Director
Belinda Wang	39	Independent Director
Hongyi Zhou	40	Independent Director
Catherine Qin Zhang	46	Chief Financial Officer
Hai Cui	35	Chief Technology Officer
Yongqi Yang	46	Executive Vice President of Automotive Business
Xiyong Tang	43	Senior Vice President of Operations and Management†

Mr. Jun Hou is our co-founder. He has been the chairman of our board of directors since April 2002 and was our chief executive officer from April 2002 until October 2009. From June 1994 to April 2002, Mr. Hou served as the chairman of the board of directors and was actively involved in the operations of China Da Tong

Industrial Co., Ltd., a company that had been engaged in various businesses, including satellite navigation, at the time. Prior to that, he worked at China Science and Technology International Trust and Investment Corporation, a state-owned investment company, from August 1990 to August 1993 and at the Beijing Municipal Public Security Bureau from September 1988 to July 1990. Mr. Hou received a bachelor’s degree in Chinese from Peking University in China.

Mr. Congwu Cheng is our co-founder. He has been our director since April 2002, and our chief executive officer since October 2009. Mr. Cheng was our president from April 2002 until September 2009. From June 1994 to April 2002, Mr. Cheng served as the president and was actively involved in the operations of China Da Tong Industrial Co., Ltd. Prior to that, he worked at China Science and Technology International Trust and Investment Corporation from October 1989 to October 1993 and in the trading department of China Kang Hua Corporation, a state-owned conglomerate, from July 1988 to October 1989. Mr. Cheng received a bachelor’s degree in economics from Beijing Industry and Business University and a master’s degree in economics from the Graduate School of Chinese Academy of Social Sciences in China.

Mr. Derong Jiang is our co-founder and has served as our director since June 30, 2010. He has served as our senior vice president of quality control since April 2002 and has over 19 years of experience in research and development management. Prior to joining us, Mr. Jiang served as vice president of China Da Tong Industrial Co., Ltd. from July 1996 to March 2002, and worked at the Founder Group from July 1994 to June 1996. Mr. Jiang received a bachelor’s degree in mechanics and a master’s degree in solid mechanics from Peking University in China.

Mr. Jeffrey Zhijie Zeng has served as our director since October 2006. Mr. Zeng is the CEO and founding partner of Kaixin Investment, a venture capital fund jointly founded by China Development Bank and CITIC Capital in May 2008. Mr. Zeng also serves as the chairman of China Special Article Logistics Company. He had previously served as managing director of Walden International, a global venture capital firm, for which he was mainly responsible for venture investments in China and other Asia countries from 2001 to 2008. Mr. Zeng continues to serve as an advisor to Walden International, whose affiliated investment entities hold Series A preferred shares in our company. Prior to that, Mr. Zeng worked for CITIC Pacific Ltd., a large public company in Hong Kong from 1998 to 2001 and Mitsubishi Corporation in Tokyo from 1996 to 1998. Presently, Mr. Zeng also serves as an independent director of China Greatwall Computer Shenzhen Co., Ltd. and Hunan Talkweb Information System Ltd, both listed on the Shenzhen Stock Exchange, Chinasoft International Ltd, a company listed on the Hong Kong Stock Exchange, Shanghai AJ Corporation, a company listed on the Shanghai Stock Exchange, E-House (China) Holdings Limited, a real estate services company in China listed on the New York Stock Exchange, and Vimicro International Corporation, a fabless semiconductor company listed on the Nasdaq Global Market. Mr. Zeng also serves on the boards of a number of private companies based in China. Mr. Zeng received a bachelor’s degree in economics from the University of Nagasaki in Japan and a master’s degree in management from Stanford University.

Dr. Daqing Dave Qi has served as our independent director since June 30, 2010. Dr. Qi is a professor of accounting and the associate dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of its Executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong from 1996 to 2002. Dr. Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics. He also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the Ministry of Industry and Information Technology, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Dr. Qi also serves on the board of directors of Sohu.com Inc., Focus Media Holding Limited and Bona Film Group Limited, all listed on the Nasdaq Global Select Market, Honghua Group Limited, SinoMedia Holding Limited and China Huiyuan Juice Group Limited, all listed on the Hong Kong Stock Exchange, and China Vanke Co., Ltd. listed on the Shenzhen Stock Exchange. Dr. Qi received a bachelor’s degree in biophysics and a bachelor’s degree in journalism from Fudan University in China, an M.B.A. from the University of Hawaii at Manoa and a Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University. Dr. Qi is a member of the American Accounting Association.

Ms. Belinda Wang has served as our independent director since June 2011. Ms. Wang is currently Sohu.com Inc.’s co-president and chief operating officer. Ms. Wang joined Sohu.com in August 1999 and now leads their brand advertising sales and marketing efforts for China. She has been responsible for managing Sohu.com’s game information portal website, 17173.com, since 2005 and real estate website, Focus.cn, since 2009. Additionally, Ms. Wang has managed other operations at Sohu.com, including wireless value-added services, the Auto Division, Finance Center, IT/Digital Channel and Go2Map since 2010. Prior to joining Sohu.com, Ms. Wang held positions with Internet Securities, Inc. and Motorola, Inc. Ms. Wang received a bachelor’s degree in linguistics from China Industrial and Commercial University and a post-graduate diploma from National University of Singapore.

Mr. Hongyi Zhou has served as our independent director since June 2011. Mr. Zhou is a co-founder of Qihoo 360 Technology Co. Ltd. He has served as Qihoo 360’s chairman and chief executive officer since August 2006. Mr. Zhou has over ten years of managerial and operational experience in China’s Internet industry. Prior to founding Qihoo 360, Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small- to medium-sized software companies in sourcing funding to support their growth. Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005. In 1998, Mr. Zhou founded www.3721.com, a company engaged in Internet search and online marketing in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004. Mr. Zhou received his bachelor’s degree in computer software in 1992 and his master’s degree in system engineering in 1995 from Xi’an Jiaotong University, China.

Ms. Catherine Qin Zhang has served as our chief financial officer since 2006. Prior to joining us, Ms. Zhang held management positions at the finance and business operation divisions of UTStarcom from April 2003 to July 2006. Ms. Zhang had extensive experience in financial accounting, auditing and consulting while working at Deloitte & Touche LLP, Sara Lee Corporation, Accrue Software Inc. and Sun Microsystems, Inc. from January 1994 to April 2003. Ms. Zhang is a certified public accountant in the States of California and Illinois. Ms. Zhang received a bachelor’s degree in English language and literature from Peking University in China and a post baccalaureate certificate in accountancy from Oregon State University.

Mr. Hai Cui has served as our chief technology officer since February 2011. Prior to joining us, Mr. Cui was the head of the China Technology Development Center at NHN Corporation, a leading publicly-listed Internet company based in the Republic of Korea, from February 2009 to January 2011. During that time, he led an experienced team that was focused on building platform technologies for large-scale Internet services. Before that, he spent nine years with Microsoft Corporation, where he built and led a specialized engineering team focused on technology engagement with China Mobile. Mr. Cui received a master’s degree in computer science and engineering from Michigan State University and a bachelor of science in computer science from Fudan University.

Mr. Yongqi Yang has served as our executive vice president of automotive business since February 2011. Mr. Yang was our chief technology officer from March 2007 until January 2011. Prior to joining us, Mr. Yang served as vice president of engineering at Roxbeam, a startup company funded by Softbank, from May 2005 to February 2007. From March 1996 to May 2005, Mr. Yang held various technology and management positions at Microsoft. While at Microsoft, he was actively involved in the development of the Windows CE operating system. As the development manager of Microsoft’s mobile and embedded product unit, he led the development efforts for the first Windows CE product for the China market, the Chinese version of Palm PC. As a group program manager, he managed overall planning, design, development and the release of the first Microsoft set top box product for the China market, Venus. Mr. Yang also helped found the Microsoft China Technology Center, and managed the technical relationships with Microsoft hardware partners in China. Prior to joining

Microsoft, Mr. Yang worked at Adobe System Inc. as a computer scientist from 1992 to 1996. Mr. Yang received a bachelor’s degree in mechanical engineering from Zhejiang University in China and a master’s degrees in computer science and mechanical engineering from Washington State University.

Mr. Xiyong Tang has served as our senior vice president of operations and management since September 2006. Mr. Tang served on our board of directors from September 2006 to June 2010. In March 2004, Mr. Tang became a shareholder of MapABC Technology, which is now our variable interest entity. He worked as the general manager of the digital geography information division in the Founder Group from October 2001 to December 2003. Prior to that, Mr. Tang was a sales director at Network Associates, Inc. from May 2000 to May 2001, sales manager of the information product division of Hewlett Packard China from May 1996 to May 2000, and sales manager of 3M’s Beijing office from May 1994 to May 1996. Mr. Tang received a bachelor’s degree in applied physics from Dalian Institute of Technology in China.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including cash compensation equivalent to six months of the executive officer’s salary, plus an amount equivalent to the annual bonus the executive officer received for the year prior to the year in which the termination occurs. The executive officer may terminate the employment at any time with a one-month advance written notice, if there is any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his or her title and position or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2010, we paid an aggregate of approximately RMB5.18 million ($0.8 million) in cash to our executive officers, and paid an aggregate of $31,318 in premiums for commercial medical insurance coverage for some of our executive officers. We did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and variable interest entities and the variable interest entities’ subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

2007 Share Incentive Plan

On July 15, 2007, we adopted our 2007 Share Incentive Plan, or the Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of our shares which may be issued pursuant to all awards under the Plan, as currently in effect, is 31,987,000 shares. As of March 31, 2011, options to purchase 14,408,627 ordinary shares and 11,222,000 restricted shares, which are treated as non-vested shares under U.S. GAAP, have been granted to selected employees and directors, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of the date of this annual report, the stock options and restricted shares granted under our Plan to several of our executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Options / Restricted Shares	Exercise Price ($/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Catherine Qin Zhang	3,368,000 restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 31, 2010(1)
Yongqi Yang	* restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 31, 2010(1)
Xiyong Tang	1,252,000 restricted shares(2)	n/a	March 31, 2010	n/a	Vested immediately upon grant
Jeffrey Zhijie Zeng	* restricted shares	n/a	June 30, 2010	June 30, 2020	4 years
Daqing Dave Qi	* restricted shares	n/a	June 30, 2010	June 30, 2020	4 years
Belinda Wang	* restricted shares	n/a	June 15, 2011	n/a	4 years
Hongyi Zhou	* restricted shares	n/a	June 15, 2011	n/a	4 years
Other individuals as a group	800,000 restricted shares	n/a	May 13, 2008	n/a	Upon completion of the initial public offering
Other individuals as a group	1,300,000 restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 31, 2010
Other individuals as a group	Options to purchase 7,701,600 ordinary shares	0.30	April 15, 2009	April 15, 2016	0 – 4 years
Other individuals as a group	2,830,000 restricted shares	n/a	December 24, 2009	n/a	Vested immediately upon grant
Other individuals as a group	Options to purchase 6,079,000 ordinary shares	0.50	December 24, 2009	December 24, 2016	0 – 4 years
Other individuals as a group	Options to purchase 644,000 ordinary shares	1.00	April 30, 2010	April 30, 2017	0 – 4 years
Other individuals as a group	Options to purchase 400,000 ordinary shares	0.50	April 30, 2010	April 30, 2017	4 years
Other individuals as a group	332,000 restricted shares	n/a	February 23, 2011	February 23, 2021	4 years

*	Less than 1%.
(1)	On March 31, 2010, the vesting schedule for these restricted shares previously granted on April 15, 2009 was accelerated so that these restricted shares vested immediately on March 31, 2010.
(2)	On March 31, 2010, options to purchase 1,252,000 ordinary shares granted on December 24, 2009 were surrendered for cancellation in exchange for the same number of restricted shares that vested immediately.

The following paragraphs describe the principal terms of the Plan.

Types of awards. The Plan permits the awards of options, restricted shares, share appreciation rights, share payments, deferred shares and restricted share units.

Plan Administration. Our board of directors, our compensation committee or a sub-committee designated by our board will administer the Plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted under the Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control of the Company. The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the Plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

Exercise Price and Term of Awards. The plan administrator shall determine the exercise price, grant price or purchase price for each award which shall be stated in the award agreement. Each option shall expire at such time as the plan administrator shall determine at the time of its grant. However, the maximum exercisable term is the seventh anniversary after the date of a grant.

Vesting Schedule. In general, our board of directors, or a committee designated by our board of directors, determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination of the Plan. Unless terminated earlier, the Plan will terminate automatically in 2014. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. Shareholder approval is required for any amendment to the Plan that (i) increases the number of shares available under the Plan, (ii) permits the grant of options with an exercise price below fair market value on the date of grant, (iii) permits the plan administrator to extend the exercise period for an option beyond seven years from the date of grant, or (iv) results in a material increase in benefits or a change in eligibility requirements.

C. Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction by the board. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Dr. Daqing Dave Qi, Mr. Jeffrey Zhijie Zeng and Ms. Belinda Wang. Dr. Daqing Dave Qi, a professor of accounting and member of the American Accounting Association, is the chairman of our audit committee. We have determined that Dr. Daqing Dave Qi, Mr. Jeffrey Zhijie Zeng and Ms. Belinda Wang satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934 and Dr. Daqing Dave Qi qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Jeffrey Zhijie Zeng, Dr. Daqing Dave Qi and Mr. Hongyi Zhou. Mr. Jeffrey Zhijie Zeng is the chairman of our compensation committee. We have determined that Mr. Jeffrey Zhijie Zeng, Dr. Daqing Dave Qi and Mr. Hongyi Zhou satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jeffrey Zhijie Zeng and Dr. Daqing Dave Qi. Mr. Jeffrey Zhijie Zeng is the chairperson of our nominating and corporate governance committee. Mr. Jeffrey Zhijie Zeng and Dr. Daqing Dave Qi satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D. Employees

We had 1,845, 1,612 and 2,162 employees as of December 31, 2008, 2009 and 2010 respectively. The following table sets forth the number of our employees by function as of December 31, 2010:

Functional Area	Number of Employees	% of Total
Data Collection and Processing	1,351	62.49%
Research and Development	507	23.45%
Sales and Marketing	137	6.34%
General Administration	167	7.72%
Total	2,162	100.0%

We invest significant resources in the recruitment, retention, training and development of our employees. Through a combination of short-term performance evaluation and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We believe that our relations with our employees are good, and we have not experienced any work stoppages due to labor disputes.

E. Share Ownership

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2011, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

As of March 31, 2010, we had 195,802,580 ordinary shares outstanding, 6,057,628 of which have been issued to our depositary and reserved for future grants under our share incentive plan and are therefore not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2011, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%††
Directors and Executive Officers:
Jun Hou(1)	35,588,000	18.8%
Congwu Cheng(2)	20,520,000	10.8%
Jun Xiao(3)	10,200,000	5.4%
Xiyong Tang(4)	18,700,000	9.9%
Derong Jiang(5)	8,000,000	4.2%
Cai Hui	*	*
Catherine Qin Zhang(6)	3,368,000	1.8%
Yongqi Yang(7)	*	*
All Directors and Executive Officers as a Group	96,535,000	50.9%
Principal Shareholders:
Double88 Capital Limited(8)	20,520,000	10.9%
Million Stone Development Limited(9)	18,240,000	9.7%
Win Stone Limited(10)	18,140,000	9.6%
Double88 Group Holdings Limited(11)	17,448,000	9.3%
Leading Choice International Limited(12)	10,200,000	6.4%

*	Less than 1%.
(1)	Includes 18,140,000 ordinary shares held by Win Stone Limited and 17,448,000 ordinary shares held by Double88 Group Holdings Limited, each of which is incorporated in the British Virgin Islands. Mr. Hou is a director of Win Stone Limited and holds 74.86% of the outstanding shares of Win Stone Limited. He is also a director and the largest shareholder of Double88 Group Holdings Limited holding 45.85% of its outstanding shares. Mr. Hou disclaims beneficial ownership of the ordinary shares owned by Win Stone Limited and Double88 Group Holdings Limited except to the extent of his pecuniary interest therein. In May 2010, Win Stone Limited sold 8,000,000 ordinary shares it held to Capital Champion Holdings Limited, a British Virgin Islands company not affiliated with Win Stone Limited and its shareholders. As a result, Mr. Hou’s beneficial ownership in our company decreased from 28.6% to 23.4%. The business address for Mr. Hou is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(2)	Includes 20,520,000 ordinary shares held by Double88 Capital Limited, which is incorporated in the British Virgin Islands. Mr. Cheng holds 100% of the outstanding shares of Double88 Capital Limited. The business address for Mr. Cheng is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.

(3)	Includes 10,200,000 ordinary shares held by Leading Choice International Limited, which is incorporated in the British Virgin Islands. Mr. Xiao holds 100% of the outstanding shares of Leading Choice International Limited. The business address for Mr. Xiao is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(4)	Includes 17,448,000 ordinary shares held by Double88 Group Holdings Limited, which is incorporated in the British Virgin Islands, and 1,252,000 ordinary shares directly held by Mr. Tang. Mr. Tang is a director and holds 21.48% of the outstanding shares of Double88 Group Holdings Limited. Mr. Tang disclaims beneficial ownership of the ordinary shares owned by Double88 Group Holdings Limited except to the extent of his pecuniary interest therein. The business address for Mr. Tang is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(5)	Includes 8,000,000 shares held by Progress Asia Holdings Limited, which is incorporated in the British Virgin Islands. Mr. Jiang holds 100% of the outstanding shares of Progress Asia Holdings Limited. The business address for Mr. Jiang is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(6)	The business address for Ms. Zhang is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(7)	The business address for Mr. Yang is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(8)	Double88 Capital Limited, a company incorporated in the British Virgin Islands, is 100% owned by Mr. Congwu Cheng. The registered address for Double88 Capital Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(9)	Million Stone Development Limited, a company incorporated in the British Virgin Islands, is 25% owned by Mr. Jianjun Yuan, a co-founder of our company, and 75% owned by Mr. Dan Liu, an independent third party. As directors of Million Stone Development Limited, Messrs. Jianjun Yuan and Dan Liu share voting and investment powers with respect to the ordinary shares owned by Million Stone Development Limited. Each of Mr. Jianjun Yuan and Mr. Dan Liu disclaims beneficial ownership of the ordinary shares owned by Million Stone Development Limited except to the extent of his pecuniary interest therein. The registered address for Million Stone Development Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(10)	Win Stone Limited, a company incorporated in the British Virgin Islands, is 74.86% owned by Mr. Jun Hou and 25.14% owned by Mr. Peng Liu, a co-founder of our company. In May 2010, Win Stone Limited sold 8,000,000 ordinary shares it held to Capital Champion Holdings Limited. As a result, its beneficial ownership in our company decreased from 17.2% to 11.9%. As directors of Win Stone Limited, Messrs. Jun Hou and Peng Liu share voting and investment powers with respect to the ordinary shares owned by Win Stone Limited. Each of Mr. Jun Hou and Mr. Peng Liu disclaims beneficial ownership of the ordinary shares owned by Win Stone Limited except to the extent of his pecuniary interest therein. The registered address for Win Stone Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(11)	Double88 Group Holdings Limited, a company incorporated in the British Virgin Islands, is 45.85% owned by Mr. Jun Hou, 32.67% owned by Mr. Wenzhi Ye, a co-founder of our company, and 21.48% owned by Mr. Xiyong Tang. Mr. Wenzhi Ye disclaims beneficial ownership of the ordinary shares owned by Double88 Group Holdings Limited except to the extent of his pecuniary interest therein. The registered address for Double88 Group Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(12)	Leading Choice International Limited, a company incorporated in the British Virgin Islands, is 100% owned by Mr. Jun Xiao. The registered address for Leading Choice International Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of March 31, 2011, 89,594,580 of our ordinary shares, representing 47.1% of our total outstanding shares, are held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. Of the 89,594,580 ordinary shares held by Deutsche Bank Trust Company Americas, 6,057,628 ordinary shares are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders

The following is a summary of the currently effective contracts among our subsidiary AutoNavi Technology, our variable interest entities AutoNavi Software and MapABC Technology, and the respective shareholders of AutoNavi Software and MapABC Technology.

Agreements that Provide Us Effective Control over AutoNavi Software and MapABC Technology

Operating Agreements. Pursuant to the operating agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software, AutoNavi Software must designate the candidates nominated by AutoNavi Technology to be the directors on its board of directors, and must appoint the persons recommended by AutoNavi Technology to be its president, financial controller and other senior executives. AutoNavi Software also agrees to accept the policies and guidance provided by AutoNavi Technology from time to time relating to employment, termination, operations and financial management. Moreover, AutoNavi Software agrees that it will not engage in any transactions that could materially affect its assets, liabilities, rights or operations without the prior consent of AutoNavi Technology. Such transactions include incurrence or assumption of any indebtedness; sale or purchase of any assets or rights, including but not limited to intellectual property rights; incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under this agreement to a third party. The term of this agreement will expire on September 27, 2016 and may be extended with AutoNavi Technology’s written confirmation prior to the expiration date. The term of the extension will be determined by AutoNavi Technology in its written confirmation. AutoNavi Technology may terminate the agreement at any time by providing 30 days’ advance written notice to AutoNavi Software and to each of its shareholders. Neither AutoNavi Software nor any of its shareholders may terminate this agreement prior to its expiration date.

The operating agreement and the supplementary agreement among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology contain terms substantially similar to the operating agreement described above.

Power of Attorney. Pursuant to the irrevocable powers of attorney, the shareholders of AutoNavi Software each appointed Mr. Congwu Cheng as their attorney-in-fact to vote on their behalf on all matters of AutoNavi Software requiring shareholder approval under PRC laws and regulations and the articles of association of AutoNavi Software. The appointment of Mr. Cheng as the attorney-in-fact is conditional upon his being an officer of AutoNavi Technology. Each power of attorney will remain in force until the earlier of the following events: (1) if the shareholder is instructed by AutoNavi Technology to designate another PRC citizen to be his attorney-in-fact because Mr. Cheng no longer holds any position with AutoNavi Technology, and (2) the operating agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software is terminated.

The shareholders of MapABC Technology have also each executed an irrevocable power of attorney appointing Mr. Congwu Cheng as their attorney-in-fact to vote on their behalf on all matters of MapABC Technology requiring shareholder approval, with terms substantially similar to the power of attorney executed by the shareholders of AutoNavi Software described above.

Agreements that Transfer Economic Benefits to Us

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service agreement between AutoNavi Technology and AutoNavi Software, AutoNavi Technology has the exclusive right to provide to AutoNavi Software technology consulting and services related to geographic information systems (GIS), GPS systems, remote sensing technology, digital map, in-dash navigation, portable navigation, mobile and Internet location-based services, and certain other business areas. Without the prior written consent of AutoNavi Technology, AutoNavi Software may not accept technology consulting and services relating to the above business areas provided by any third party with a contract price exceeding RMB1 million ($151,515). AutoNavi Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. AutoNavi Software agrees to pay annual service fees to AutoNavi Technology in an amount equal to a certain percentage of AutoNavi Software’s annual net revenues. AutoNavi Technology is entitled to adjust the service fee rate from time to time according to the amount of services it has provided to AutoNavi Software. The term of this agreement will expire on September 27, 2016 and may be extended only with AutoNavi Technology’s written confirmation prior to the expiration date. The parties to this agreement will review the agreement at three-month intervals and decide if any amendment is needed. AutoNavi Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to AutoNavi Software.

The exclusive technology consulting and service agreement between AutoNavi Technology and MapABC Technology is substantially similar to the exclusive technology consulting and service agreement described above.

Patent, Know-how and Domain Name License Agreements. Pursuant to the patent, know-how and domain name license agreements between AutoNavi Technology and AutoNavi Software, AutoNavi Technology grant AutoNavi Software a non-exclusive, non-assignable and non-transferable right to use AutoNavi Technology’s patents, know-how and domain names. AutoNavi Software can only use the patents, know-how and domain names to conduct business according to its authorized business scope. The annual license fee is RMB50,000 ($7,576) for each patent, RMB10,000 ($1,515) for each domain name and RMB50,000 ($7,576) for all the know-how. AutoNavi Technology may waive the license fees at its own discretion. AutoNavi Technology owns the rights to any new technology developed due to implementation of the contract and utilization of AutoNavi Technology’s patents and know-how. These agreements have ten-year terms generally, but in the case of the patent and domain name, the license agreements may expire at the expiration date of the patent and domain name, respectively, if it is less than ten years from the date of the agreement. In addition, with AutoNavi Technology’s written confirmation prior to the expiration date, all the license agreements can be extended for one year. The parties will review each agreement at three-month intervals and determine if any amendment is needed.

The know-how license agreement between AutoNavi Technology and MapABC Technology is substantially similar to the know-how license agreement described above.

Equity Pledge Agreements. Pursuant to the equity pledge agreement between AutoNavi Technology and the shareholders of AutoNavi Software, the shareholders of AutoNavi Software pledge all of their equity interests in AutoNavi Software to AutoNavi Technology to guarantee AutoNavi Software’s performance of its obligations under the exclusive technology consulting and service agreement, know-how license agreement, domain name license agreement and patent license agreement. If AutoNavi Software breaches its contractual obligations under those agreements, AutoNavi Technology, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of AutoNavi Software agree that, during the term of the equity pledge agreement, without prior written consent of AutoNavi Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice AutoNavi Technology’s interest. During the term of the equity pledge agreement, AutoNavi Technology is entitled to receive all the dividends paid on the pledged equity interests. The equity pledge agreement will expire when AutoNavi Software has fully performed its obligations under the exclusive technology consulting and service agreement, know-how license agreement, domain name license agreement and patent license agreement.

The equity pledge agreement between AutoNavi Technology and the shareholders of MapABC Technology is substantially similar to the equity pledge agreement described above, except that the equity interests in MapABC Technology are pledged to secure MapABC Technology’s performance of its obligations under the exclusive technology consulting and service agreement and know-how license agreement.

Agreements that Provide Us the Option to Purchase the Equity Interest in AutoNavi Software and MapABC Technology

Exclusive Purchase Option Agreements. Pursuant to the exclusive purchase option agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software, AutoNavi Software’s shareholders irrevocably grant AutoNavi Technology (or its designated representative(s)) an exclusive option to purchase, to the extent and in the minimum amount permitted under PRC law, all or part of their equity interests in AutoNavi Software. AutoNavi Technology or its designated representative(s) has sole discretion to decide when to exercise the option, whether in part or in full. Without the prior written consent of AutoNavi Technology, AutoNavi Software may not amend the articles of association, increase or decrease the registered capital, sell, transfer, mortgage, create or allow any encumbrance or otherwise dispose of the assets, business, revenues or other beneficial interests, incur or assume any indebtedness, or enter into any material contracts with an amount exceeding RMB1 million ($151,515), except in the ordinary course of business. The term of the agreement will expire on September 27, 2016 and may be extended for an additional ten years at AutoNavi Technology’s discretion.

The exclusive purchase option agreement and the supplementary agreement among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology contain terms substantially similar to the exclusive purchase option agreement described above.

Registration Rights

Form F-3 Registration Rights. The holders of registrable securities have the right to request that we file a registration statement under Form F-3. We may defer filing a registration statement on Form F-3 for up to 90 days if our board of directors determines in good faith that filing such a registration statement will be seriously detrimental to us and our shareholders, but we cannot exercise this deferral right more than once in any 12-month period. We are not obligated to file a registration statement on Form F-3 if, among other things, we have already effected two registrations on Form F-3 within a 12-month period preceding the date of the registration request.

Piggyback Registration Rights. If we propose to file a registration statement with respect to an offering of the securities of our company, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares. Such requests for registrations are not counted as demand registrations.

Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration, except for underwriting discounts and commissions relating to the registration and sale of their shares, unless a registration request is subsequently withdrawn at the request of the holders of Series A preferred shares.

Loans Extended to Certain Directors and Entities Controlled by Certain Directors and Shareholders

Historically, we extended loans to certain directors and entities controlled by certain directors, executive officers and a principal shareholder of our company. As of December 31, 2008, 2009 and 2010, the total outstanding balances due from these related parties were $18.6 million, $16.7 million and $1.2 million, which are due on demand, interest free and uncollateralized. These amounts include loans made directly to three directors, Messrs. Jun Hou, Congwu Cheng and Derong Jiang, and one former director, Mr. Jun Xiao, for their personal uses. The amounts also include loans extended to four entities affiliated with certain of our directors, executive officers and shareholders: (1) Guangxi Fangchenggang Yingang Port Co., Ltd., which is owned by Messrs. Jun Hou and Congwu Cheng, (2) China Da Tong Industrial Co., Ltd., whose board of directors include Messrs. Jun Hou, Congwu Cheng and Jun Xiao, (3) Hunan Huanglongdong Investment Co., Ltd., whose board of directors include Messrs. Jun Hou, Congwu Cheng and Jun Xiao, and (4) Hunan Phoenix Ancient City Tourism Co., Ltd., which is majority owned by Mr. Wenzhi Ye, an indirect principal shareholder of our company. The loans were extended to these entities to meet their respective financing needs. The outstanding loans previously extended to our directors and former director, and entities under their control described above were repaid in full in May 2010.

In 2010, we had expenses relating to the outsourcing of a portion of our research and development of $0.5 million associated with Beijing GaoDeTaiXin Technology Co., Ltd., which is part of the telematics business we spun off in December 2009.

Transactions with A Minority Owned Entity

Through AutoNavi Software, we hold a 24.21% equity interest in Beijing 95190 Information Technology Co., Ltd., a Beijing-based call center service provider. For the years ended December 31, 2008 and 2009, we made sales to Beijing 95190 Information Technology Co., Ltd. in the amounts of $61,000 and $2,000, respectively. We did not make any sales to Beijing 95190 Information Technology Co., Ltd. in 2010.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since July 1, 2010 under the symbol “AMAP”. Each ADS represents four of our ordinary shares.

In 2010, the trading price of our ADSs on the Nasdaq Global Market ranged from $12.62 to $22.72 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the Nasdaq Global Market for our ADSs.

	Sales Price ($)
	High	Low
2010	22.72	12.62
Third quarter	18.05	12.62
Fourth quarter	22.72	15.10
December	19.48	15.10
2011
First quarter	19.90	15.08
January	19.90	16.13
February	16.39	15.20
March	18.47	15.08
April	20.20	17.36
May	19.03	15.11
June (through June 24)	17.01	14.53

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing four of our ordinary shares, have been traded on the Nasdaq Global Select Market since July 1, 2010. Our ADSs trade under the symbol “AMAP.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2010 Revision), insofar as they relate to the material terms or our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Board Practice—Board of Directors.”

Ordinary Shares

General. Our authorized share capital consists of 500,000,000 shares, with a par value of $0.0001 each. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by one or more shareholders holding at least 10% of the paid up voting share capital, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increase the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, and cancel any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of the ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business for the two years immediately proceeding the date of this annual report and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through AutoNavi Asia Limited, our equity interest in AutoNavi Technology, our subsidiary in the PRC. Our business operations are principally conducted through AutoNavi Software, MapABC Technology and their subsidiaries. The New Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As AutoNavi Asia Limited is a Hong Kong company and owns 100% of AutoNavi Technology, under the aforesaid arrangement, any dividends that AutoNavi Technology pays AutoNavi Asia Limited may be subject to a withholding tax at the rate of 5% if AutoNavi Asia Limited is not considered to be a PRC tax resident enterprise as described below. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to the withholding tax rate of 10%.

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the

Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the PRC Enterprise Income Tax Law and the Transition Preferential Policy Circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Prior to the effectiveness of the PRC Enterprise Income Tax Law on January 1, 2008, domestic companies were generally subject to an enterprise income tax at a statutory rate of 33%. However, our PRC subsidiary and some of our variable interest entities in China that satisfied certain conditions enjoyed preferential tax treatments.

The new PRC Enterprise Income Tax Law and the Implementing Rules permit certain “high and new technology enterprises strongly supported by the State” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification on April 14, 2008.

Our PRC subsidiary, AutoNavi Technology, and variable interest entities, AutoNavi Software and MapABC Technology, were recognized by the local provincial level Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprises” in May 2009, December 2008 and May 2009, respectively. Therefore, after the PRC Enterprise Income Tax Law became effective, our PRC subsidiary and variable interest entities are entitled to the preferential enterprise income tax rate of 15%. However, we cannot assure you that each of our PRC subsidiary and variable interest entities can continue to be recognized as “high and new technology enterprises” or renew this qualification when the valid term expires, and thus continue to be entitled to the preferential enterprise income tax rate of 15% or other preferential enterprise income tax treatment.

Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese Holding Company Incorporated Overseas as a Resident Enterprise under the Criterion of De Facto Management Bodies Recognition issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe that our holding company AutoNavi Holdings Limited, its wholly owned subsidiary AutoNavi International Limited or AutoNavi Asia Limited meets all of the conditions above. These three entities are holding companies incorporated outside of the PRC, and their key assets and records, including accounting books, company seals, and minutes and files of their respective board and shareholders’ meetings, are located and maintained outside of the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that none of these three offshore entities should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” were deemed applicable to us. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities. In the event that any of these entities is considered a PRC resident enterprise, (1) we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; and (2) dividend income that Autonavi Asia Limited receives from our PRC subsidiary, however, may be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

PRC VAT and Business Tax

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity or individual engaged in the sales of goods, provision of specified services and importation of goods into China is generally required to pay a VAT at the rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, an enterprise classified as a “software enterprise” will be entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales). Such refund will not be treated as taxable income and must be used for funding its software research and development and the expansion of its production capacity. According to the Notice on Certain Policies Related to Value Added Tax, issued in November 2005, an entity that develops software products on commission may be entitled to an exemption of VAT if, according to the contractual arrangement, the copyright of the products developed by it shall be owned by the commissioning party or jointly owned by the developer and commissioning party. Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues.

Dividend Withholding Tax

We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which is the direct holding company of our PRC subsidiary. Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary by our PRC subsidiary are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the PRC Enterprise Income Tax Law and holds at least 25% of the equity interest of our PRC subsidiary. However, the State Administration for Taxation promulgated Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In addition, as described above, our Hong Kong subsidiary may be considered a PRC resident enterprise for enterprise income tax purposes, in which case dividends received by it from our PRC subsidiary may be exempt from the PRC withholding tax because such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient.

As there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and the Implementation Rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local or non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entities will be treated as ownership of stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

We believe that we primarily operate as an active provider of digital map content and navigation and location-based solutions in China. Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not presently expect to be classified as a PFIC for the taxable year ending December 31, 2010. If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2010 and any subsequent taxable year. In addition, because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year ending December 31, 2011 or future taxable years.

The composition of our income and our assets will also be affected by (i) future growth in activities that may potentially produce passive income (i.e., royalty income), and (ii) how, and how quickly, we use our liquid assets and cash. Under circumstances where revenues from activities that produce passive royalty income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for assets that produce or are held for the production of non-passive income, our risk of becoming classified as a PFIC may substantially increase. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain non-passive income as passive royalty income, or our classification or valuation of our goodwill and other unbooked intangibles, each of which may result in our company being or becoming classified as a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill, our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our 2010 or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For dividends received in taxable years beginning before January 1, 2013, a non-corporate recipient will be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our ordinary shares). There can be no assurance that the dividends we pay on our ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your United States federal income tax liability. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares. Under these PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, such holder will include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over the holder’s adjusted basis in such ADSs or ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Dividends”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the Nasdaq Global Market, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, and a U.S. Holder holds ADSs, we expect that the mark-to-market election would be available to such U.S. Holder were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” or “QEF” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable United States Treasury regulations. We do not intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election. Accordingly, each U.S. Holder should assume that the QEF Election will not be available.

If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other form as is required by the United States Treasury Department. U.S. Holders are urged to consult their tax advisor regarding the application of the PFIC rules to their investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

The United States tax compliance rules impose reporting requirements on certain United States investors in connection with holding interests of a non-United States company, including our ADSs or ordinary shares, either directly or through a “foreign financial institution”. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Beginning in 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our main Internet website is www.AutoNavi.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have converted $40,000 into Japanese Yen of 3,389,200 and made a one-year fixed interest rate Japanese Yen deposit with the bank. In connection with the fixed interest deposit, we also signed a forward contract to convert the Japanese Yen deposit into U.S. dollar upon the expiration of the one year term at a pre-determined exchange rate. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, we earn all of our revenues and incur most of our expenses in RMB, and substantially all of our sales contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2010, we had an RMB or HKD denominated cash balance of $39.2 million and a U.S. dollar denominated cash balance of $63.9 million. Assuming we had converted the U.S. dollar denominated cash balance of $63.9 million as of December 31, 2010 into RMB at the exchange rate of $1.00 for RMB6.60 as of December 31, 2010, this cash balance would have been RMB680.5 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB676.3 million as of December 31, 2010. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following charges shall be incurred by the ADS holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

Persons Depositing or Withdrawing Shares Must Pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Persons Depositing or Withdrawing Shares Must Pay:	For:
Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2010, we received approximately US$1 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of security holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number 333- 167402) for our initial public offering of 7,500,000 ADSs, representing 30,000,000 ordinary shares, which registration statement was declared effective by the SEC on June 30, 2010. We issued and sold all registered ADSs at an initial offering price of US$12.50 per ADS.

For the period from the effective date to December 31, 2010, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$12.2 million, which included US$7.5 million in underwriting discounts and commissions and US$4.7 million for other expenses. We received net proceeds of approximately US$98.1 million from our initial public offering.

For the period from the effective date to December 31, 2010, we used net proceeds from our initial public offering as follows:

•	approximately US$16.4 million to expand our data processing facilities and build a research and development center; and

•	approximately US$0.8 million to fund the capital expenditure for our aerial photogrammetry business;

•	approximately US$21.4 million to purchase the new office facility serving as the new headquarters; and

•	approximately US$24 million for general corporate purposes, including funding potential acquisitions of complementary businesses.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements, we and our independent registered public accounting firm identified certain material weakness, significant deficiency and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2010. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness observed related to lack of accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency observed related to a need to enhance our accounting policies and procedures manual in accordance with U.S. GAAP. Following the identification of this material weakness and significant deficiency, we implemented additional measures to remediate the material weakness and significant deficiency, including: (1) hiring additional accounting personnel with extensive experience in U.S. GAAP and SEC reporting requirements and strong analytical skills; (2) providing regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics; (3) engaging one of the major international accounting firms as our external consultant on internal control matters to supplement our existing internal control team to provide us Section 404 readiness service, (4) expanding our internal control team by hiring two managers with a specialization in internal control and experience at major international accounting firms; (5) having Dr. Daqing Dave Qi, a professor of accounting and member of the American Accounting Association, chair our audit committee as a financial expert; and (6) enhancing the accounting manual with more detailed guidance on accounting policies and procedures.

Changes in Internal Control over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Daqing Dave Qi, a member of our audit committee, qualifies as an “audit committee financial expert”. Dr. Daqing Dave Qi is an independent director under the standards set forth in Rule 5605 of Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-167402) and the code is also available on our official website under the investor relations section at http://ir.autonavi.com/governance.cfm.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2009	2010
	US$	US$
	(In thousands)
Audit fees(1)	850	850
Tax fees(2)	67	97

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering.
(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

All audit and permitted non-audit services provided by our independent auditors, including audit services, audit-related services, tax services and other services as described above, must be approved in advance by our audit committee or by one or more members of the committee as shall be designated by the audit committee or the chairperson of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended); and

•	hold regularly scheduled meetings at which only independent directors are present.

We have not relied on and currently have no intention to rely on any of these home country practices with respect to corporate governance matters.

In accordance with Nasdaq Marketplace Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at http://ir.autonavi.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of AutoNavi Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 from our F-1/A registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

4.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

4.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

4.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

4.4	Shareholders Agreement between the Registrant and other parties therein dated as of October 10, 2006 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

Exhibit Number	Description of Document

8.1*	Subsidiaries of the Registrant

10.1	2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.2	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.4	English translation of Operating Agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software dated December 31, 2009 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.5	English translations of Operating Agreement dated September 28, 2006 and the Supplementary Agreement dated December 31, 2009, among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.6	English translation of Equity Pledge Agreement between AutoNavi Technology and the shareholders of AutoNavi Software dated December 31, 2009 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.7	English translation of Equity Pledge Agreement between AutoNavi Technology and the shareholders of MapABC Technology dated September 28, 2006 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.8	English translation of Power of Attorney by the shareholders of AutoNavi Software dated December 18, 2009 and December 31, 2009, respectively (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.9	English translation of Power of Attorney by the shareholders of MapABC Technology dated December 18, 2009 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.10	English translation of Exclusive Technology Consulting and Service Agreement between AutoNavi Technology and AutoNavi Software dated December 31, 2009 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.11	English translation of Exclusive Technology Consulting and Service Agreement between AutoNavi Technology and MapABC Technology dated September 28, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.12	English translation of Patent License Agreement between AutoNavi Technology and AutoNavi Software dated September 28, 2006 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

Exhibit Number	Description of Document

10.13	English translation of Know-how License Agreement between AutoNavi Technology and AutoNavi Software dated September 28, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.14	English translation of Domain Name License Agreement between AutoNavi Technology and AutoNavi Software dated September 28, 2006 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.15	English translation of Know-how License Agreement between AutoNavi Technology and MapABC Technology dated September 28, 2006 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.16	English translation of Exclusive Purchase Option Agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software dated December 31, 2009 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.17	English translations of Exclusive Purchase Option Agreement dated September 28, 2006 and the Supplementary Agreement dated December 31, 2009, among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.18	English translation of Manufacturing Consignment Framework Contract among Alpine Electronics Inc., Alpine Electronics (China) Co., Ltd., Beijing ADF Navigation Technology Co., Ltd. and AutoNavi Software Co., Ltd. dated August 1, 2005 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.19	English translation of Transaction Framework Contract between Beijing ADF Navigation Technology Co., Ltd. and AW (Shanghai) Autoparts Trading Co., Ltd. dated December 1, 2007 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

10.20	English translation of Lease between China National Software & Service Company Limited and AutoNavi Software Co., Ltd. dated May 18, 2007 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-167402), as amended, initially filed with the Commission on June 16, 2010).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm

15.2*	Consent of Jun He Law Offices

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AutoNavi Holdings Limited

By:	/s/ Congwu Cheng
Name:	Congwu Cheng
Title:	Director and Chief Executive Officer

Date: June 27, 2011

AUTONAVI HOLDINGS LIMITED

AUTONAVI HOLDINGS LIMITED

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AUTONAVI HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of AutoNavi Holdings Limited (“AutoNavi” or the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with the accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd. Beijing, the People’s Republic of China June 27, 2011

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2009	2010
Assets

Current assets
Cash	34,716	103,105
Restricted cash	469	485
Term deposit	—	62,716
Accounts receivable, net of allowance for doubtful accounts of $59 and $419 as of December 31, 2009 and 2010, respectively	18,743	23,752
Loans to related parties	16,663	1,212
Prepaid expense and other current assets	3,895	5,415
Deferred costs in connection with IPO	1,054	—
Deferred tax assets-current	469	378

Total current assets	76,009	197,063

Properties and equipment, net	20,587	41,571
Equity method investments	5,163	5,102
Acquired intangible assets, net	1,326	996
Goodwill	3,134	3,242
Deferred tax assets-non-current	79	292
Other long term assets	332	357

TOTAL ASSETS	106,630	248,623

Liabilities

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $494 and $1,523 as of December 31, 2009 and 2010, respectively)	494	1,523
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $2,427 and $3,730 as of December 31, 2009 and 2010, respectively)	3,073	5,895
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $10,057 and $13,907 as of December 31, 2009 and 2010, respectively)	10,651	14,690
Income tax payable (including Income taxes payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,983 and $5,168 as of December 31, 2009 and 2010, respectively)	1,983	5,215
Forward contract (including forward contract of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of December 31, 2009 and 2010, respectively)	—	2,465

Total current liabilities	16,201	29,788

Non-current liabilities
Deferred tax liability-non-current (including Deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $415 and $473 as of December 31, 2009 and 2010, respectively)	532	473

Total liabilities	16,733	30,261

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS—continued

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2009	2010
Commitments (Note 20)

Series A convertible redeemable preferred shares ($0.0001 par value; 40,000,000 shares authorized, 40,000,000 and nil issued and outstanding as of December 31, 2009 and 2010, respectively)	39,326	—

Equity
AutoNavi Holdings Limited shareholders’ equity: Ordinary shares ($0.0001 par value; 460,000,000 and 460,000,000 shares authorized as of December 31, 2009 and 2010; 108,247,000 and 195,802,580 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	11	19
Additional paid-in capital	25,178	169,132
Statutory reserve	3,712	6,322
Retained earnings	11,498	28,023
Accumulated other comprehensive income	7,923	11,449

Total AutoNavi Holdings Limited shareholders’ equity	48,322	214,945
Non-controlling interest	2,249	3,417

Total equity	50,571	218,362

TOTAL LIABILITIES, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, AND EQUITY	106,630	248,623

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2008	2009	2010
Revenue	46,833	58,953	87,550
Business tax	(1,295)	(1,790)	(1,785)

Net revenues	45,538	57,163	85,765
Cost of revenues	(18,842)	(20,031)	(28,328)

Gross profit	26,696	37,132	57,437

Operating expenses
Research and development	(5,045)	(7,338)	(12,732)
Selling and marketing	(3,591)	(5,608)	(9,335)
General and administrative	(9,264)	(9,613)	(12,769)
Impairments of goodwill and indefinite-lived intangible assets	(674)	—	—

Total operating expenses	(18,574)	(22,559)	(34,836)
Government subsidies	387	1,016	748

Operating income	8,509	15,589	23,349
Investment income	324	109	—
Interest income	324	295	1,991
Impairment loss on short-term investment	(2,000)	—	—
Change in fair value of forward contract	—	—	(2,465)
Foreign exchange gains	—	—	1,504
Other income	—	—	94

Income before income taxes, share of net income/(loss) of equity accounted investment and discontinued operations	7,157	15,993	24,473
Income tax expense	(1,145)	(1,144)	(4,041)
Share of net income/(loss) of equity method investment	(121)	156	(238)

Income from continuing operations	5,891	15,005	20,194
Discontinued operations:
Loss on discontinued operations before income tax	(2,551)	(4,328)	—
Income tax benefit	339	147	—

Loss on discontinued operations, net of tax	(2,212)	(4,181)	—

Net income	3,679	10,824	20,194
Less: Net income attributable to noncontrolling interest	1,476	433	1,059

Net income attributable to AutoNavi Holdings Limited shareholders	2,203	10,391	19,135

Net income per share:
Net income from continuing operations attributable to AutoNavi Holdings Limited shareholders:
Basic	0.03	0.10	0.11
Diluted	0.03	0.10	0.10

Net loss on discontinued operations attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.02)	(0.03)	—
Diluted	(0.02)	(0.03)	—

Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.01	0.07	0.11
Diluted	0.01	0.07	0.10

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS—continued

(U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2008	2009	2010
Weighted average number of shares used in calculating net income per ordinary share
Basic	114,000,000	115,675,022	149,684,032
Diluted	154,000,000	157,188,766	182,696,079

Share-based compensation expense included in
Cost of revenues	—	268	608
Research and development	—	601	1,559
Selling and marketing	—	143	1,324
General and administrative	—	1,864	2,966
Discontinued operations	—	1,956	—

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Statutory reserve	Retained earnings/ (accumulated deficit)	Total AutoNavi Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total comprehensive income
	Shares	Amount
Balance as of January 1, 2008	114,000,000	12	20,404	4,047	1,497	2,023	27,983	262	28,245
Provision of Statutory reserve	—	—	—	—	507	(507)	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	2,203	2,203	1,476	3,679	3,679
Net unrealized loss on available-for-sale investments, net of tax effects of $nil	—	—	—	(2,000)	—	—	(2,000)	—	(2,000)	(2,000)
Transfer to income statement of impairment loss for short-term investment	—	—	—	2,000	—	—	2,000	—	2,000	2,000
Foreign currency translation adjustment	—	—	—	3,952	—	—	3,952	20	3,972	3,972

Total comprehensive income										7,651

Balance as of December 31, 2008	114,000,000	12	20,404	7,999	2,004	3,719	34,138	1,758	35,896
Provision of Statutory reserve	—	—	—	—	1,708	(1,708)	—	—	—
Repurchase of shares	(11,652,000)	(1)	—	—	—	—	(1)	—	(1)
Spin-off of telematics business (Note 3)	—	—	—	—	—	(904)	(904)	—	(904)
Additional capital injection in Yadao	—	—	(58)	—	—	—	(58)	58	—
Vesting of non-vested shares	5,899,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	4,832	—	—	—	4,832	—	4,832
Comprehensive income:
Net income	—	—	—	—	—	10,391	10,391	433	10,824	10,824
Foreign currency translation adjustment	—	—	—	(76)	—	—	(76)	—	(76)	(76)

Total comprehensive income										10,748

Balance as of December 31, 2009	108,247,000	11	25,178	7,923	3,712	11,498	48,322	2,249	50,571
Provision of Statutory reserve	—	—	—	—	2,610	(2,610)	—	—	—
Conversion of Series A preferred shares to Ordinary shares upon the initial public offering (“IPO”),	40,000,000	4	39,322	—	—	—	39,326	—	39,326
Issuance of ordinary shares upon IPO, net of $12,171 offering cost	35,175,000	3	98,048	—	—	—	98,051	—	98,051
Vesting of non-vested shares	4,851,000	1	(1)	—	—	—	—	—	—
Issuance of ordinary shares for future exercise of share options or non-vested shares (Note 14)	7,529,580	—	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of share options (Note 14)	—	—	128	—	—	—	128	—	128
Share-based compensation	—	—	6,457	—	—	—	6,457	—	6,457
Comprehensive income:
Net income	—	—	—	—	—	19,135	19,135	1,059	20,194	20,194
Foreign currency translation adjustment	—	—	—	3,526	—	—	3,526	109	3,635	3,635

Total comprehensive income										23,829

Balance as of December 31, 2010	195,802,580	19	169,132	11,449	6,322	28,023	214,945	3,417	218,362

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the year ended December 31,
	2008	2009	2010
Cash flows from operating activities
Net income	3,679	10,824	20,194
Adjustments to reconcile net income to net cash provided by operating activities
Share of net loss/(income) of equity method investments	121	(156)	238
Depreciation and amortization	4,399	4,543	4,139
Provision (reversal) of allowance for doubtful accounts	(2)	44	313
Loss (gain) on disposal of property and equipment	(87)	515	240
Loss on impairments of goodwill and indefinite-lived intangible assets	674	—	—
Loss on impairment of short-term investment	2,000	—	—
Change in fair value of forward contract	—	—	2,465
Share-based compensation	—	4,832	6,457
Deferred tax	762	(217)	(181)
Changes in operating assets and liabilities
Accounts receivable	588	(9,524)	(4,609)
Prepaid expenses and other current assets	(1,725)	404	(1,204)
Other assets	177	38	(13)
Accounts payable	(2,461)	(1,576)	795
Accrued expense and other current liabilities	(436)	4,036	3,925
Deferred revenue	(570)	(4,309)	2,671
Income tax payable	(130)	1,041	3,099

Net cash provided by operating activities	6,989	10,495	38,529

Cash flows from investing activities
Decrease (increase) in restricted cash	(733)	264	—
Term deposit	—	—	(62,198)
Purchases of available-for-sale securities	(2,000)	—	—
Payments made for equity method investments	(733)	(3,659)	—
Loans made to related parties	(2,439)	(275)	—
Repayment of loans received from related parties	190	2,196	15,623
Purchase of properties and equipment	(6,196)	(974)	(23,955)
Proceeds from disposal of property and equipment	479	118	75
Considerations paid in business acquisitions	(616)	—	—
Acquisition of intangible assets	(1,181)	—	—

Net cash used in investing activities	(13,229)	(2,330)	(70,455)

Cash flows from financing activities
Payment made in connection with repurchase of shares	—	(1)	—
Cash distributed on discontinued operations	—	(1,156)	—
Cash received from exercise of share option	—	—	98
Proceeds from issuance of ordinary shares upon IPO	—	—	110,222
Offering costs paid in connection with the IPO	—	(1,054)	(11,117)

Net cash provided by (used in) financing activities	—	(2,211)	99,203

Net increase/(decrease) in cash	(6,240)	5,954	67,277
Effect of exchange rate changes	1,486	(15)	1,112
Cash at the beginning of year	33,531	28,777	34,716

Cash at the end of year	28,777	34,716	103,105

Supplemental disclosures of cash flow information
Income tax paid	174	412	1,099

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

AutoNavi Holdings Limited. (“AutoNavi” or the “Company”) was incorporated in the Cayman Islands on June 2, 2006. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing digital map content, navigation and location-based solutions in the People’s Republic of China (“PRC”).

As of December 31, 2010, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

	Later of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of economic ownership
Subsidiaries:
AutoNavi International Co., Ltd (“AutoNavi BVI”)	August 9, 2006	BVI	100%
AutoNavi Investment Ltd. (“AutoNavi Investment”)	January 22, 2008	BVI	100%
AutoNavi Asia Ltd. (“AutoNavi Asia”)	January 30, 2008	Hong Kong	100%
AutoNavi Japan Ltd. (“AutoNavi Japan”)	March 19, 2009	Japan	100%
AutoNavi Information Technology Co., Ltd. (“AutoNavi Technology”)	August 24, 2006	PRC	100%
VIEs:
AutoNavi Software Co., Ltd (“AutoNavi Software”)	April 26, 2002	PRC	100%
Beijing MapABC Technology Co., Ltd (“MapABC Technology”)	September 28, 2006	PRC	100%
VIE’s subsidiaries:
Beijing ADF Navigation Technology Co., Ltd. (“ADF Navigation”)	September 28, 2002	PRC	61.91%
Beijing Zhongke Puhui Technology Development Co., Ltd. (“ZKPH”)	June 28, 2006	PRC	75%
Beijing Xingtiandi Information Technology Co., Ltd. (“Xingtiandi Technology”)	December 31, 2006	PRC	100%
Xiamen AutoNavi Software Co., Ltd. (“AutoNavi Xiamen”)	June 30, 2007	PRC	100%
Beijing Yadao Xingkong Advertising Co., Ltd. (“Yadao Ads”)	November 30, 2007	PRC	70%
Beijing Yadao Media & Culture Development Co., Ltd. (“Yadao Media”)	November 30, 2007	PRC	70%
Shenzhen Xuancai Technology Co., Ltd. (“Xuancai”)	January 31, 2008	PRC	100%

History of the Group and corporate reorganization

AutoNavi Software was established as a shell company with no operations until acquired by a group of individuals (“the founders”) in April 2002 in order to develop digital map data for in-dash navigation systems in automobiles and initially focused on developing mapping technologies.

In September 2002, AutoNavi Software entered into a collaboration agreement primarily with several major in-dash navigation system manufacturers (“the investors”), to help AutoNavi Software develop a map database for the Chinese market through the provision of R&D funding by the investors with no obligation

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

on the part of AutoNavi Software to refund any portion of the funding nor to transfer any rights in the developed map database to the investors. The arrangement took the form of the Company owning 55% of a newly incorporated company, ADF Navigation, with the investors owning 45%. In addition to the R&D funding a loan was provided to ADF Navigation by the investors and they additionally guaranteed a commercial loan to ADF Navigation. The funding of ADF Navigation by the investors ceased in 2006 and the Company acquired additional equity in ADF Navigation to 61.91% on June 30, 2007, for a cash consideration of $524, which was paid in early 2008. In 2007, the loan provided to ADF Navigation by the investors was repaid. ADF Navigation has been consolidated by AutoNavi Software since inception. The interest of the investors is reflected as a non-controlling interest in ADF Navigation at the relevant percentages for the periods presented.

In June 2006, AutoNavi Software acquired a majority shareholding of ZKPH for cash. This was treated as a business combination using purchase accounting.

On August 9, 2006, our founders capitalized AutoNavi, a newly incorporated Cayman Islands company, to be our holding company and it subsequently incorporated two wholly owned intermediate holding company subsidiaries, AutoNavi BVI and AutoNavi Technology.

In September 2006, the Company, through AutoNavi Technology, entered into a series of contractual agreements with AutoNavi Software whereby AutoNavi Software became the 100% consolidated VIE of the Company (“the reorganization”). (See below for a description of the VIE arrangements under which the Company, or its subsidiary, is the primary beneficiary of its consolidated VIEs.)

At the time of concluding the reorganization, the ultimate beneficial shareholders of AutoNavi Software (“the founders”) and the Company were identical with no shareholder having, before or after the reorganization, a controlling interest.

The Company has therefore accounted for this transaction as a recapitalization with no change in the basis of the assets and liabilities of AutoNavi Software and the consolidated historical financial statements of the Company for the period prior to its incorporation comprise those of AutoNavi Software and its subsidiaries but with the share capital of the Company upon the reorganization event reflected as if it were the historical share capital for all periods presented.

In September 2006, the Company entered into a series of contractual arrangements with MapABC Technology through which Mr. Tang, the shareholder of MapABC Technology, received 5,700,000 ordinary shares of the Company. MapABC Technology was consolidated by the Company under the VIE arrangements as described below. The acquisition of MapABC Technology has been treated as a business combination using purchase accounting.

In December 2006, the Company, through AutoNavi Software, acquired 100% of the equity of Xingtiandi Technology, which holds a Class A qualification certificate for aerial photogrammetry granted by the State Bureau of Surveying and Mapping, and commenced the aerial photogrammetry business, with its principle customers being government and government agencies. This was treated as a business combination using purchase accounting.

In June 2007, the Company, through AutoNavi Software, acquired 100% of the equity of AutoNavi Xiamen, a software developer specialized in navigation engine software development for personal navigation devices. This was treated as a business combination using purchase accounting.

In November 2007, the Company, through AutoNavi Software, acquired 62.5% of the equity of Yadao Media and Yadao Ads, which operate a magazine named “Chinese National Astronomy”. This was treated

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

as a business combination using purchase accounting. In July 2009, the Group further injected $146 into Yadao Media and Yadao Ads to increase the shareholdings in both of the companies to 70%.

The VIE arrangements

Applicable PRC laws and regulations prohibit foreign investors from holding equity interest in PRC surveying and mapping companies or engaging in, among other things, the production of digital navigation maps and mapping-related aerial photogrammetry in the PRC. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, AutoNavi Technology, the Company’s wholly owned subsidiary in PRC, as a foreign invested company, is currently ineligible to engage in the related business in the PRC.

The Company therefore conducts substantially all of its activities through the VIEs, AutoNavi Software and MapABC Technology, and their subsidiaries in the PRC. To provide the Company the ability to receive the majority of the expected residual returns of the VIEs and their subsidiaries, AutoNavi Technology entered into a series of contractual arrangements with AutoNavi Software and MapABC Technology in September 2006.

•	Agreements that transfer economic benefits to AutoNavi Technology

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service agreements between AutoNavi Technology and the VIEs, AutoNavi Technology has the exclusive right to provide to the VIEs technology consulting and services related to GIS systems, GPS systems, remote sensing technology, digital map, in-dash navigation, portable navigation, Internet and mobile location-based services, and certain other business areas. AutoNavi Technology is entitled to charge the VIEs an annual service fees and adjust the service fee rate from time to time according to the amount of services it has provided to the VIEs.

Patent, Know-how and Domain Name License Agreements. Pursuant to these agreements, AutoNavi Technology grants the VIEs a non-exclusive, non-assignable and non-transferable right to use AutoNavi Technology’s patents, know-how and domain names. The VIEs can only use the patents, know-how and domain names to conduct business according to its authorized business scope. The annual license fee is RMB50,000 for each patent, RMB10,000 for each domain name and RMB50,000 for all the know-hows. AutoNavi Technology may waive the license fees at its own discretion. AutoNavi Technology owns the rights to any new technology developed due to implementation of the contract and utilization of AutoNavi Technology’s patents and know-how.

Exclusive Purchase Option Agreements. Pursuant to the exclusive purchase option agreements among AutoNavi Technology, the VIEs and the shareholders of the VIEs, the VIEs’ shareholders irrevocably grant AutoNavi Technology an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in the VIEs. The purchase price would be the legally allowed minimum amount. AutoNavi Technology has sole discretion to decide when to exercise the option, whether in part or in full.

Equity Pledge Agreements. Pursuant to equity the pledge agreements between AutoNavi Technology and the shareholders of the VIEs, the shareholders of the VIEs pledge all of their equity interests in the VIEs to AutoNavi Technology to guarantee the VIEs’ performance of their obligations under the exclusive technology consulting and service agreements, patent, know-how and domain name license agreements. If the VIEs breach their contractual obligations under those agreements, AutoNavi Technology, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

the VIEs agree that, without prior written consent of AutoNavi Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice AutoNavi Technology’s interest. During the term of the equity pledge agreements, AutoNavi Technology is entitled to receive all the dividends paid on the pledged equity interests.

•	Agreements that provide AutoNavi Technology effective control over the VIEs

Operating Agreements. Pursuant to the operating agreements among AutoNavi Technology, the VIEs and the shareholders of the VIEs, the VIEs must designate the candidates nominated by AutoNavi Technology to be the directors on their board of directors, and must appoint the persons recommended by AutoNavi Technology to be its president, financial controller and other senior executives. The VIEs also agree to accept the policies and guidance provided by AutoNavi Technology from time to time relating to employment, termination, operations and financial management. In addition, the VIEs agree that they will not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of AutoNavi Technology. Subject to the VIEs’ compliance with the terms of these agreements, AutoNavi Technology agrees to guarantee the VIEs’ performances under any agreements or arrangements relating to their business operations with any third party.

Power of attorney. The nominee shareholders of the VIEs each executed an irrevocable power of attorney appointing Mr. Cheng, CEO of AutoNavi Technology, or any person subsequently designated by AutoNavi Technology as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of the VIEs.

As a result of these contractual arrangements, AutoNavi Technology is the primary beneficiary of the VIEs and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements since the later of the date of inception or acquisition.

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIE. The amendments effectively replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of or the right to receive benefits from the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The Group adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in the financial statements.

As discussed above, the Company had consolidated VIEs, under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities. Because the Company, through its wholly owned subsidiary, AutoNavi Technology, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE, it continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, will have no accounting impact.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

The Company believes that AutoNavi Technology’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. The shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the power of attorney AutoNavi Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, AutoNavi Technology or the VIEs.

Substantially all of the Group’s business has been directly operated by (and as a result substantially all of the Group’s revenues have been generated from) the VIEs and their subsidiaries.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations.

The following consolidated financial information of the Group’s VIEs and their subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2008	2009	2010
AutoNavi Software:
Total assets	65,812	77,144	86,950
Net assets	30,950	42,860	63,300
Net revenues	41,806	51,757	76,108
Net income	4,737	11,910	20,900

MapABC Technology:
Total assets	2,648	3,892	4,024
Net assets	(1,994)	(702)	857
Net revenues	3,473	3,692	9,096
Net income	131	1,284	1,545

Net cash provided by operating activities	10,148	7,596	10,074
Net cash used in investing activities	(10,967)	(2,315)	(1,845)
Net cash provided by financing activities	—	(1,156)	—

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and its VIEs and VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Noncontrolling interest

Effective January 1, 2009 the Group adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the “FASB”) regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all the presented periods.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, share-based compensation, impairment of goodwill and intangible assets and income taxes. Actual results could differ from those estimates.

Cash

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased.

Restricted cash

The Group’s restricted cash represents $485 deposits in an escrow account as performance security for the sponsorship agreement of World Expo 2010 as of December 31, 2010.

Term deposit

Term deposit consist of deposit placed with financial institutions with original maturities of greater than three months and less than one year. The term deposits are not allowed to be redeemed before their maturity. The term deposits carry either variable interest or fixed interest rate.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Fair value of financial instrument

The Group’s financial instruments consist of cash, restricted cash, term deposit, accounts receivable, amounts due from related parties, equity method investments, accounts payable and forward contract.

The carrying values of accounts receivable, amounts due from related parties, accounts payable, and income tax payables approximate their fair value due to their short-term maturities.

The fair value of the equity method investments in unquoted equity securities is not disclosed because it is not readily determinable.

The Group carries forward contract as either assets or liabilities at fair value and recognized change in fair value as gain or loss in each period presented.

Accounts receivable

Accounts receivable represents receivables derived in the ordinary course of business. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Building	40 years
Equipment and furniture	2-5 years
Software	3-5 years
Aerial photogrammetry equipment	10 years
Vehicles	2-8 years
Office improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s Board of Directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Acquired intangible assets with finite lives, net

Acquired intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of customer relationship is computed using the estimated attrition pattern of the acquired customers. Amortization of other finite-lived intangible assets is computed using the straight-line method. The estimated economic lives of acquired intangible assets with finite lives are as follows:

Operating licenses	1.8-7 years
Contract backlog	1-3 years
Customer relationship	3.3-8 years
Non-compete agreement	5-5.5 years
Complete technology	3.5-4.3 years
Content copyright	0.25 years

Impairment of long-lived assets with finite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Impairment of goodwill and indefinite-lived intangible assets

The Group annually reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist. Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Group performs impairment tests annually or more frequently if events and circumstances indicate that they might be impaired.

Revenue recognition

The Company derives revenues primarily from the following:

Automotive navigation

In-dash navigation systems

The Group provides a perpetual license of digital map data to certain automobile manufacturers for in-dash navigation systems on a per copy basis. The Group usually converts its digital map data into different proprietary formats of the in-dash navigation system manufacturers and sends DVD copies or hard disk drives of the converted map data to these companies. Revenues from licensing map data for in-dash navigation systems are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are met when map data are delivered to the customer’s destination. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Shipping documents are used to verify map data delivery. The Group assesses whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Group assesses the collectability of accounts receivable based primarily on the customer’s payment history. After the delivery of the map data, there are no post sale obligations other than warranty terms and telephone support to end customers. Customers separately purchase from the Group updated versions of digital map data.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Aftermarket Navigation Solutions

The Group offers customized solutions to manufactures of dealer option in-dash navigation system and portable navigation device manufacturers (collectively “Manufactures”) based on their specific needs, which range from digital map data only to a “total solution” including digital map data, a navigation engine and a user interface. Free updates to map data may be provided on a when-and-if-available basis.

Under arrangements with Manufactures, the Group provides a perpetual license of map data or “total solution” on a per copy basis. When no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of map data or “total solution”. For arrangements with free updates to map data on a when-and-if-available basis, as the Group does not belive that it is able to establish vendor-specific objective evidence as to the fair value for updates to map data, revenues are recognized ratably over the service period assuming all other basic revenue recognition criteria are met.

Under the map data arrangement with one portable navigation device manufacturer, the Group provided a master copy of map data for a nonrefundable minimum licensing fee and free update services for the contract period. A usage fee will be charged for each copy made and sold by the manufacturer in excess of the number of copies covered by the minimum license fee. As there is no established fair value for updates to map data, the entire arrangement is accounted as a single unit of accounting, resulting in the nonrefundable minimum license fee applicable to both the delivered master copy and undelivered update service recognized as revenue ratably over the contract period. Fees for additional copies are recognized as revenue when reports as to additional copies made are provided by the manufacturer. In addition, because of uncertainty relating to collectability in this specific instance, recognized revenues are further limited to the amount of cash received.

Mobile/Internet location-based solutions

The Group provides digital map database to China Mobile to support its mobile location-based services provided to its mobile subscribers. Revenues are computed based on a pre-agreed per usage fee. China Mobile provides the Group with a monthly statement that represents the principal evidence that solutions have been delivered and revenue is recognized on the basis of the monthly statements.

In addition, the Group provides map application solutions, including a perpetual license of map data, a navigation engine and a user interface, on a per copy basis to mobile phone manufacturers to pre-install the solutions on their mobile phones. As no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are met upon the delivery of our solutions.

The Group also provides map application solutions to websites, enabling the websites to access the Group’s digital map database and incorporate the Group’s location-based information into their own search engine and content. Revenues derived from this type of arrangements include:

1) map data service for a fixed annual or quarterly fee, or a minimum fee plus additional fee when the website reaches certain performance goals, such as click rates or advertisements displayed. The fixed fee or minimum fee is recognized as revenue ratably over the service period. Additional fees are recognized as revenue when reports provided by the customer as to achievement of the performance goal are received.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

2) map data licensing fee, when no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of map data.

For arrangements with free updates to map data on a when-and-if-available basis, as the Group does not believe that it is able to establish vendor-specific objective evidence as to the fair value of the update right, revenues are recognized ratably over the service period assuming all other basic revenue recognition criteria are met.

Public sector and enterprise applications

Aerial photogrammetry and 3-D modeling applications

The Group provides aerial digital maps and 3-D modeling applications to certain PRC government agencies and enterprises to meet their land usage survey, specific needs for 3-D geographic information and other needs pursuant to a service contract arrangement, which usually takes several months to finish. The Group recognizes aerial photogrammetry contract revenue using the percentage-of-completion method, based on contract costs incurred to date compared with total estimated contract costs. No post contract services are provided by the Group. For the contract which the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract was recognized when the loss become evident.

Location-based public sector and enterprise solutions

The Group offers location based solutions to help municipal governments for improvement of civil management efficiency or to assist enterprises to better monitor and manage their resources, including tracking assets and managing fleet. These solution offerings usually include application software for server and terminals, third-party hardware and free support services mainly including telephone support and free unspecified upgrades to application software on a when-and-if-available basis for one to two year period.

The support services, which are the last undelivered element in the arrangement, start upon the delivery of the software. However, no vendor specific objective evidence of fair value of the support services has been established and the delivered software and hardware is not considered accepted by the customers until the completion of preliminary acceptance test. Accordingly, the entire arrangement is accounted as a single unit of accounting, resulting in the revenues and costs applicable to both the delivered software and hardware and undelivered support services being recorded ratably over the remaining service period upon the completion of the preliminary acceptance test assuming all other basic revenue recognition criteria are met.

Other revenues

The Group, through ADF Navigation, serves as a distributor of a particular manufacturer’s in-dash navigation devices for sales to automobile manufacturers. The Group records as revenue the net amount earned after deducting the cost of navigation devices paid to the device manufacturer because (1) the device manufacturer is the primary obligor in the arrangement, (2) the price of the devices is determined by the device manufacturer and the Group receives a predetermined fixed amount of fee, (3) the device manufacturer determines the product specifications, (4) the device manufacturer bears credits risk, and (5) the Group does not have the right to select suppliers.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Other miscellaneous services provided by the Group include technical consulting services, publishing and advertising services, and navigation device road test services. The Group recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the completion of the services.

Value added taxes rebate revenues

The Group receives value added taxes (“VAT”) rebates from tax authority as an incentive to encourage certain high-tech industries. VAT rebates are recorded as revenue when the Group pays the relevant VAT and properly files the rebate application to tax authority when the related rebates become receivable. The Group has recorded $3,450, $4,084 and $ 7,351 of VAT rebate in revenue for the years ended December 31, 2008, 2009 and 2010, respectively. The VAT rebate revenues are classified into the relevant revenue categories.

Business tax

The Group’s PRC subsidiaries are subject to business tax at a rate of 5% of total revenues generated from certain type of contracts. Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws. Business tax is reported as a deduction to revenues when incurred.

Research and development costs

The Group incurs costs in developing applications for internal use, such as software to improve the effectiveness of map data creation and updating activities, and costs in developing software for sale, such as navigation engine in personal navigation application arrangements and location-based management software in government and enterprise location based solution arrangements.

The Group expenses research and development costs as incurred as it does not track separately the costs incurred for developing software subsequent to establishing technological feasibility.

Government subsidies

Subsidies are recorded as a liability when received and recognized as other operating income over the periods in which the Group recognizes the related costs for which the subsidies are intended to compensate. If the costs for which the subsidy is intended to compensate have been incurred already, the Group reports the subsidies as other operating income when received. The Group has recorded $417, $1,094 and $748 of government subsidies in the statement of operations during the years ended December 31, 2008, 2009 and 2010, respectively.

Operating leases as lessee

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and net operating loss carry forwards and

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries located outside the PRC is the United States dollar (“U.S. dollar”). The financial records of the Company’s subsidiary, its VIEs and its VIEs’ subsidiaries located in the PRC are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Comprehensive income

Comprehensive income mainly includes net income and foreign currency translation adjustments.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, term deposit, accounts receivable and amounts due from related parties. The Group places their cash with financial institutions with high-credit ratings and quality. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

Details	of the customers accounting for 10% or more of total revenues are as follow:

	December 31,
Customer	2008	2009	2010
A	2%	16%	34%
B	26%	27%	29%
C	11%	12%	—
D	17%	7%	3%

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Details of the customers accounting for 10% or more of accounts receivable are as follow:

	December 31,
Customer	2009	2010
A	24%	34%
B	22%	6%
E	7%	17%

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument, The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

Net income per share

The Group has determined that its convertible redeemable preferred shares were participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group has used the two-class method of computing net income per share, for ordinary and preferred shares according to the participation rights in undistributed earnings. Under this method, undistributed net income is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share income for the period; whereas net loss is allocated to ordinary shares only because preferred shares are not contractually obligated to share the loss. The convertible redeemable preferred shares were automatically converted to ordinary shares upon the completion of the IPO on July 1, 2010.

The Group had convertible redeemable preferred shares, stock options and nonvested shares which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the convertible redeemable preferred shares is computed using the if-converted method; the effect of the stock options and nonvested shares is computed using the treasury stock method.

Recently issued accounting standards not yet adopted

In October 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date or retrospectively for all periods presented. Early application is permitted. However, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition for arrangements with multiple deliverables. This pronouncement addresses how consideration should be allocated to different units of accounting and removes the previous criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables. The pronouncement provides that products containing both software and non-software components that function together to deliver the product’s essential functionality are excluded from the scope of current revenue recognition guidance for software products. The pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date, or retrospectively for all periods presented. Early application is permitted. However, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In July 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In December 2010, the FASB issued an authoritative pronouncement on when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify step 1 so that for those reporting units, an entity is required to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805—Business Combinations that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

3.	DISCONTINUED OPERATIONS

On December 25, 2009, the Company distributed the outstanding shares of Shanghai AutoNavi Software Co., Ltd. (“Shanghai AutoNavi”), a wholly owned subsidiary of a VIE of the Group, to each shareholder of the Company on a pro rata basis. The Group recorded the pro-rata distribution at the book value of Shanghai AutoNavi, $904, as a reduction of retained earnings. Shanghai AutoNavi’s principal operation was the telematics business and the results of that business have been presented as a discontinued operation for all periods presented. Selected operating results for the discontinued business are presented in the following table:

	For the year ended December 31,
	2008	2009	2010
Net revenues	321	687	—
Loss from operation of discontinued operations before income tax	(2,551)	(4,328)	—
Income tax benefit	339	147	—

Loss on discontinued operations, net of tax	(2,212)	(4,181)	—

The net assets distributed as of December 25, 2009 were as follows:

Cash	1,156
Other current assets	374
Non-current assets	117
Current liabilities	(743)

Total	904

4.	REVENUE AND SEGMENT INFORMATION

The Group chief operating decision maker is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Hence, the Group has only one operating segment.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

Components of net revenues are presented in the following table.

	For the year ended December 31,
	2008	2009	2010
Automotive navigation	29,527	36,210	63,410
Mobile/Internet location-based solutions	2,658	5,153	9,586
Public sector and enterprise applications	10,579	14,350	10,797
Other	2,774	1,450	1,972

Net revenues	45,538	57,163	85,765

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of:

	As of December 31,
	2009	2010
Revenue recognized in excess of billings	3,113	5,350
Other trade receivables	15,630	18,402

Total	18,743	23,752

Revenue recognized in excess of billings represent amounts earned using the percentage-of-completion method in revenue recognition under public sector and enterprise applications contracts but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms. The Group anticipates that substantially all of such unbilled amounts will be billed within twelve months of the balance sheet date.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Exchange adjustment	Charge to expenses	Reversal	Written-off	Balance at end of the year
2009	15	—	44	—	—	59
2010	59	5	437	(61)	(21)	419

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2009	2010
Advances to employees	1,262	410
VAT rebate receivable	627	931
Prepaid rental and rental deposits	768	1,236
Advance to suppliers	792	835
Third party hardware	266	197
Interest receivable	—	1,031
Other prepaid expenses	180	775

Total	3,895	5,415

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Advances to employees primarily represent cash advance to map data field collection employees for their travelling purpose.

7.	EQUITY METHOD INVESTMENTS

	As of December 31,
	2009	2010
Investee
95190	4,443	4,392
PDAger	720	710

Total	5,163	5,102

On November 18, 2007, the Group acquired 20% of the equity of Beijing PDAger Technology Development Co., Ltd. (“PDAger”), a PRC-based company providing mobile location based services, for cash consideration of $685 which was paid in 2007. Since the Group has the ability to exercise significant influence over the operating and financial policies of PDAger, the Group uses the equity method of accounting to record its investment in PDAger. The Group’s share of the net income/(loss) of PDAger were $(121), $109 and $(36) for the years 2008, 2009 and 2010 respectively. On March 10, 2011, the Group acquired the remaining 80% equity interest in PDAger. Refer to Note 22, Subsequent Events.

On January 1, 2009, the Group completed the acquisition of 22% equity of Beijing 95190 Information Technology Co., Ltd. (“95190”), which operates a call center to provide online driving directions, safety driving information and emergency rescue to automobile drivers and passengers in the PRC, for a cash consideration of $4,397, of which $733 was prepaid in late 2008 and the remaining was paid in 2009. Starting from January 1, 2010, pursuant to the financial performance based equity adjustment term in the original purchase agreement, the percentage of the Group’s shareholding in 95190 was adjusted upwards to 25%. Since the Group has the ability to exercise significant influence over the operating and financial policies of 95190, the Group uses the equity method of accounting to record its investment in 95190. The Group’s share of the net income of 95190 were $47 and $(202) for the years 2009 and 2010 respectively. On February 17, 2011, 95190’s shareholders made a pro rata transfer of their shares to a shareholder of 95190. As a result, the Group’s shareholding in 95190 was reduced to 24.21% from 24.96%.

8.	PROPERTIES AND EQUIPMENT, NET

	As of December 31,
	2009	2010
Buildings	7,865	29,489
Equipment and furniture	7,814	8,899
Aerial photogrammetry equipment	6,950	6,362
Office improvements	4,028	4,289
Vehicles	2,039	2,549
Software	1,725	2,000

Less: Accumulated depreciation and amortization	(9,834)	(12,017)

Properties and equipment, net	20,587	41,571

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

The Group recognized depreciation and amortization expenses of $3,542, $3,835 and $3,736 for the years ended December 31, 2008, 2009 and 2010, respectively.

9.	ACQUIRED INTANGIBLE ASSETS, NET

The costs and accumulated amortization of acquired intangible assets were as follows:

	As of December 31,
	2009	2010
Intangible assets not subject to amortization:
Domain name	478	536
Intangible assets subject to amortization:
Customer relationship	1,583	1,747
Operating licenses	1,331	1,369
Complete technology	636	664
Contract backlog	262	285
Non-compete agreement	210	221
Content copyright	18	20

Total intangible assets	4,518	4,842
Less: Accumulated amortization
Customer relationship	(1,297)	(1,474)
Operating licenses	(608)	(1,263)
Complete technology	(911)	(664)
Contract backlog	(262)	(285)
Non-compete agreements	(96)	(140)
Content copyright	(18)	(20)

Accumulated amortization	(3,192)	(3,846)

Intangible assets, net	1,326	996

The indefinite-lived intangible assets comprise:

The domain name of www.mapabc.com was acquired in the acquisition of MapABC Technology in 2006. The domain name can be renewed indefinitely without significant cost.

The Group recorded an amortization expense for acquired intangible assets of $857, $708 and $403 for the years ended December 31, 2008, 2009 and 2010, respectively. The Group expects to record an amortization expense of $205, $93, $42, $61 and $59 for the year 2011, 2012, 2013, 2014 and 2015 thereafter, respectively.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

10.	GOODWILL

	As of December 31,
	2009	2010
Gross amount:
Beginning balance	3,906	3,904
Exchange differences	(2)	134

Ending balance	3,904	4,038

Accumulated goodwill impairment loss:
Beginning balance	(770)	(770)
Exchange differences	—	(26)

Ending balance	(770)	(796)

Goodwill, net	3,134	3,242

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2009	2010
Salaries and welfare payable	3,908	3,526
VAT, business tax and other tax payable	2,901	3,267
Accrued flight rental costs	1,036	2,284
Deferred income from government subsidies	733	1,276
Payables for purchase of equipment	346	358
Accrued professional service fee	379	608
Accrued outsourcing expenses	271	1,663
Other accrued expenses	1,077	1,708

Total	10,651	14,690

Accrued flight rental costs represent the incurred but not billed fees for renting airplanes to conduct the aerial photogrammetry business.

12.	INCOME TAXES

The Company and its non PRC subsidiaries, AutoNavi BVI, AutoNavi Investment and AutoNavi Asia are tax exempted companies incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong, respectively.

The Company’s PRC subsidiaries and VIEs are generally subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law (the “EIT Law”), other than the preferential tax treatments enjoyed by certain entities described below.

Enterprises that meet the definition of “Manufacturing foreign-invested enterprise” (MFIE) are entitled to a two-year exemption from income tax starting in its first tax-profitable year, followed by a 50% reduction in tax rate for the succeeding three years. ADF Navigation is granted as MFIE in 2008 by the relevant tax authorities and was entitled to exemption for the years 2008 and 2009 and a 12.5% preferential tax rates for 2010, 2011 and 2012.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Under the EIT Law, an enterprise which qualifies as a “High and new technology enterprise” (“the HNTE”) is entitled to a tax rate of 15%. AutoNavi Software obtained the new HNTE status in 2008. AutoNavi Technology, MapABC Technology , Xingtiandi Technology and AutoNavi Xiamen obtained the new HNTE status in 2009. Qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

In addition, a HNTE located in Zhongguancun is generally entitled to a three-year exemption from EIT, followed by a preferential tax rate of 7.5% of the applicable tax rate in the next three years. AutoNavi Technology is registered in Zhongguancun and entitled to the tax-exemption in 2009 followed by a reduced tax rate of 7.5% for the subsequent three years.

The preferential tax rates, which were used to calculate the tax provision based on the Group’s interpretation of the EIT Law, as of balance sheet date, are presented in the following table.

	2008	2009	2010
ADF Navigation	0%	0%	12.5%
AutoNavi Software	15%	15%	10%*
AutoNavi Technology	25%	0%	7.5%
MapABC Technology	25%	15%	15%
Xingtiandi Technology	25%	15%	15%
AutoNavi Xiamen	25%	15%	15%

*	On February 21, 2011, AutoNavi Software was qualified as a “key software company” and was therefore entitled to a preferential tax rate of 10% for 2010 (see “Note 22 Subsequent Events”).

If the Group’s qualifying entities failed to obtain renewals of the HNTE, then the deferred tax liability balance would increase by $199 as of December 31, 2010, which would be an increase to the income tax expense.

Income tax expenses from continuing operations were as follows:

	Year ended December 31,
	2008	2009	2010
Income tax expenses:
Current	63	1,386	4,222
Deferred	1,082	(242)	(181)

Total	1,145	1,144	4,041

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

The principal components of deferred income taxes were as follows:

	December 31,
	2009	2010
Current deferred tax assets
Accrued expense	455	315
Allowance for doubtful accounts	14	63
Non-current deferred tax assets
Net operating loss carry forwards	79	292

Deferred tax assets	548	670

Non-current deferred liabilities
Acquired intangible assets, net	532	473

Deferred tax liabilities	532	473

As management believes that the Group’s subsidiaries and VIEs will generate taxable PRC statutory income and it is more likely than not that all of the deferred tax assets will be realized, no valuation allowance has been established for the deferred tax assets as of December 31, 2009 and 2010, respectively.

The net operating loss carry forwards for the PRC subsidiaries was $1,558 as of December 31, 2010 and will expire on various dates through 2013.

A reconciliation between the provision for income tax computed by applying statutory PRC enterprise income tax rate of 25% in 2008 and thereafter, and the actual provision of income taxes from continuing operations is as follows:

	For the year ended December 31,
	2008	2009	2010
Net income before provision for income taxes	7,157	15,993	24,473
Statutory tax rate in PRC	25%	25%	25%
Income tax at statutory tax rate	1,789	3,998	6,118
Non-deductible expenses	295	363	676
Non-taxable VAT rebates	(626)	(1,106)	—
Super deductions of R&D expenses	(702)	(1,213)	(1,058)
Deemed interest income	213	297	—
Adjustment of prior year deferred tax balances due to tax preferential rates obtained in 2008	215	—	—
Effect of the different income tax rates in other jurisdiction	625	1,303	1,529
Effect of tax holiday and preferential tax rates	(664)	(2,498)	(3,224)

Income tax expenses	1,145	1,144	4,041

Effective tax rate	16.00%	7.15%	16.51%

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

For the years ended December 31, 2008, 2009 and 2010, if the Group’s subsidiaries in the PRC were neither in a tax holiday period nor had they been specifically allowed special tax concessions, income tax expense and earnings per share amounts would be as follows:

	For the year ended December 31,
	2008	2009	2010
Provision for income taxes	1,809	3,642	7,265
Net income per ordinary share-basic	0.01	0.05	0.09
Net income per ordinary share-diluted	0.01	0.05	0.09

Since the commencement of operations, only ADF Navigation has been examined by the tax authorities. As such, the Group’s entities in the PRC, other than ADF Navigation, are subject to tax audits in respect of past years at the tax authority’s discretion.

The Group did not identify significant unrecognized tax benefits for years ended December 31, 2008, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which our Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

Aggregate undistributed earnings of the Company’s subsidiaries and VIEs located in the PRC that are available for distribution to the Company of approximately $47,428 at December 31, 2010 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

13.	FORWARD CONTRACT

In August 2010, the Company engaged a bank to convert $40,000 into 3,389,200,000 Japanese Yen and made a one-year fixed interest rate Japanese Yen deposit with the bank. Furthermore, the Company entered

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

into a forward contract with the bank to convert the Japanese Yen deposit back into U.S. dollar upon the expiration of the one year term at a pre-determined exchange rate.

The forward contract was determined to be a derivative. The Company carries the forward contract at fair value in its balance sheet and the changes in the forward contract fair value during each period end are recorded in the statement of operations. The Company carries the forward contract as either assets or liabilities at fair value.

The Company measures the fair value of the forward contract on a recurring basis based on a level 1 measure, i.e. the Company uses the market forward exchange rate to assess the fair value of the forward contract and recognizes the changes in fair value attributable to the difference between the market forward exchange rate and contractual exchange rate in change in fair value of forward contract. For the year ended December 31, 2010, the Company recorded a loss of $2,465 in change in fair value of forward contract.

14.	ORDINARY SHARES

In August 2006, the Company issued a total of 108,300,000 ordinary shares to the shareholders as set out in Note 1, at par value of $0.0001 each.

The Company issued 5,700,000 ordinary shares for the purpose of business acquisition of MapABC Technology (Note 1).

As set out in Note 17, on April 15, 2009, 5,868,000 nonvested shares were granted to certain employees, of which 3,059,000 shares vested as of December 31, 2009, and the remaining 2,809,000 shares vested as of December 31, 2010.

On December 10, 2009, the board of directors and shareholders of the Company approved a plan to repurchase 11,652,000 ordinary shares of the Company, which approximated 10% of the total outstanding ordinary shares as of September 30, 2009, from four individual shareholders. On December 14, 2009, the 11,652,000 shares were repurchased at the par value of $0.0001 per share with no additional consideration or compensation to the selling shareholders. The repurchased shares were cancelled immediately on December 14, 2009. The four selling shareholders prior to the transaction held in aggregate in excess of 40% of the issued ordinary shares and continue to be shareholders after the repurchase. At the date of the repurchase, the fair value of ordinary shares was $0.71 per share based on a valuation performed by the Company with the assistance of a third party valuation firm. The excess amount of the fair value of the repurchased shares over their par value was recorded as a capital contribution from the selling shareholders, which was entirely offset by the immediate cancellation. The share repurchase was recorded in the equity on consolidated balance sheet as follows:

	Ordinary shares	Additional paid-in capital
Capital contribution from shareholders	—	8,272
Repurchase and cancellation of share at fair value	(1)	(8,272)

Net	$(1)	$—

Concurrently, the board of directors and shareholders of the Company approved that the shares under the Company’s 2007 share incentive plan were increased by 11,652,000 shares.

On December 24, 2009, 2,840,000 nonvested shares were granted to certain employees, of which 2,840,000 shares immediately vested on the grant date.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

On March 31,2010, 1,252,000 share options were canceled for the same number of non vested shares, which vested immediately on the modification date.

On July 1 ,2010, upon the completion of IPO, 35,175,000 ordinary shares were issued for net proceeds of $98,051. In addition, all of the Series A Convertible Redeemable Preferred Shares were automatically converted into 40,000,000 ordinary shares and 800,000 performance based non-vested shares vested immediately.

On November 15, 2010 and December 28, 2010, the company totally issued 7,529,580 ordinary shares for future delivery to the employees and non-employees upon exercise of vested stock options or grant of nonvested shares. As of December 31, 2010, 359,684 ordinary shares out of such 7,529,580 shares had been issued to the employees upon exercise of their share options.

15.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A Convertible Redeemable Preferred Shares

On October 13, 2006, the Company issued 40,000,000 Series A convertible redeemable preferred shares (“Series A Shares”) with par value of $0.0001 per share to third party investors for $40,000 (after deduction of issuance cost, net proceeds of $39,326).

All of the outstanding 40,000,000 Series A Shares were automatically converted into 40,000,000 ordinary shares upon the completion of IPO in July, 2010.

The principal rights, preferences and privileges with respect to the Series A Shares were as follows:

Voting right

Holders of the Series A Shares had voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A Shares generally voted together with the ordinary shares and not as a separate class.

Dividends

If the Group could declare and pay any dividends on the ordinary shares, then, holders of Series A Shares should be entitled to share in such dividends on a pro rata basis, as if their shares had been converted into ordinary shares.

Liquidation preference

In the event of any liquidation event, the shareholders of the series A Share would be entitled to receive in preference to the shareholders of the ordinary shares at an amount equal to the Series A Share issue price of $40,000 plus all accrued or declared but unpaid dividends. After the full preference amount on all outstanding Series A Shares had been paid, any remaining funds or assets of the Company legally available for distribution should be distributed to the holders of the ordinary shares until $29,000 had been distributed to the holders of ordinary shares. After the full preference amount on all outstanding Series A Shares had been paid and the full $29,000 amount had been paid to the holders of ordinary shares, then any remaining funds or assets of the Company legally available for distribution should be distributed pro rata among the holders of the Series A Shares, on an as-converted basis, together with the holders of the Ordinary Shares and any other class or series of shares of the Company.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Redemption

At anytime commencing on the fourth anniversary of the Series A original issue date, if requested in writing by holders of a majority of the Series A Shares then outstanding, the Company should redeem per such holders’ request all of the outstanding Series A Shares in three equal annual installments. The redemption price was equal to the Series A issue price plus all declared but unpaid dividends.

Conversion

The Series A Shares were automatically converted into ordinary shares upon the earlier of (i) the date specified by written consent of agreement of the holders of at last two-thirds of the Series A Shares then outstanding, and (ii) the closing of an underwritten public offering of the ordinary shares of the Company in the United States or in a similar public offering of the ordinary shares of the Company in another jurisdiction which results in the ordinary shares trading publicly on a recognized regional or national securities exchange with gross proceeds to the Company of at least $50,000.

The conversion ratio was on a one for one basis, subject to certain anti-dilution adjustments and adjustments for future issuances of shares at a price lower than the issuance price of the Series A shares.

16.	NET INCOME (LOSS) PER SHARE

The calculation of the net income (loss) per share is as follows:

	For the year ended December 31,
	2008	2009	2010
Net Income (loss)—Numerator
Basic—
Net income (loss) attributable to AutoNavi Holdings Limited shareholders
Income from continuing operations	4,415	14,571	19,135
Loss on discontinued operations, net of tax	(2,212)	(4,180)	—

Net income attributable to AutoNavi Holdings Limited shareholders	2,203	10,391	19,135

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per Series A preferred share(i):
Income from continuing operations	1,146	3,744	2,282
Loss on discontinued operations, net of tax	(574)	(1,074)	—

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per Series A preferred share(i)	572	2,670	2,282

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share(i):
Income from continuing operations	3,269	10,827	16,853
Loss on discontinued operations, net of tax	(1,638)	(3,106)	—

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share(i):	1,631	7,721	16,853

Diluted—
Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share
Income from continuing operations	4,415	14,571	19,135
Loss on discontinued operations, net of tax	(2,212)	(4,180)	—

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share	2,203	10,391	19,135

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2008	2009	2010
Shares—Denominator
Basic
Weighted average number of shares outstanding used in computing net income per Series A preferred share	40,000,000	40,000,000	20,273,973

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share(ii)	114,000,000	115,675,022	149,684,032

Diluted
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share(iii)	154,000,000	157,188,766	182,696,079

Net income per Series A preferred share
Basic:
Income from continuing operations	0.03	0.10	0.11
Loss on discontinued operations	(0.02)	(0.03)	—

Net income per Series A preferred share	0.01	0.07	0.11

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders
Basic:
Income from continuing operations	0.03	0.10	0.11
Loss on discontinued operations	(0.02)	(0.03)	—

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders	0.01	0.07	0.11

Diluted:
Income from continuing operations	0.03	0.10	0.10
Loss on discontinued operations	(0.02)	(0.03)	—

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders	0.01	0.07	0.10

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis based on the dividend participant right. Since each Series A convertible redeemable preferred shares has the same participating right on each ordinary share, the allocation was based on the number of ordinary shares and Series A convertible redeemable preferred shares issued.
(ii)	On November 15, 2010 and December 28, 2010, the company totally issued 7,529,580 ordinary shares, representing 1,882,395 ADSs to be issued to employees upon the exercise of their vested share options. As of December 31 2010, 359,684 ordinary shares out of such 7,529,580 shares had been issued to the employees upon exercise of their share options and 7,169,896 shares remained were excluded in computing basic net income per share as of December 31, 2010.
(iii)	The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has included the effect of certain securities. For the year ended December 31, 2010, such outstanding securities consisted of Series A convertible redeemable preferred shares of a weighted average number of 20,273,973, the incremental weighted average number of 12,165,959 ordinary shares from the assumed exercise of share options and the incremental weighted average number of 572,115 ordinary shares from the vesting of nonvested shares using the treasury stock method, respectively.

17.	SHARE-BASED COMPENSATION

On July 15, 2007, the Group adopted the 2007 Share Incentive Plan, which allows the Group to grant its employees, directors and consultants options or nonvested shares up to a maximum of 14,400,000 ordinary shares of the Company.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

On December 14, 2009, the board of the directors and shareholders of the Company approved that the shares under the 2007 Share Incentive Plan were amended to increase by 11,652,000 shares to 26,052,000 shares.

On June 3, 2010, the number of shares that granted under the 2007 Share Incentive Plan was expanded by 5,935,000 ordinary shares, resulting in the total number of shares available for grant under this plan up to 31,987,000 shares.

Stock options

On April 15, 2009, the Company granted a total of 7,732,000 share options to employees at an exercise price of $0.3 per share. And on December 24, 2009, the Company granted a total of 7,482,000 shares options at an exercise price of $0.5 per share.

The options will vest in accordance with the vesting schedule set out in the option award agreement, which is either (1) 100% immediately on date of grant or (2) first 1/4 on first anniversary from the date of grant and 1/16 on each of the quarterly anniversaries from the first vesting date.

On March 31, 2010 (the “modification date”), the Company modified the terms of 14,736,800 stock options, which were granted to 233 employees and originally had the vesting schedule of 1/4 on first anniversary from the date of grant and 1/16 on each of the quarterly anniversaries from the first vesting date, as follows.

1,252,000 share options were canceled for the same number of nonvested shares, which vested immediately on the modification date. This modification resulted in a total incremental share-based compensation of $518 which, as well as the unrecognized compensation expenses related to the original share options, was recognized on the modification date.

3,670,000 share options were modified to vest immediately on the modification date. 4,179,000 shares options were modified to vest with 50% immediately on the modification date, 4.11% on each of the sequential 12 quarterly anniversaries from the modification date and 0.68% as of April 15, 2013. 2,598,800 shares options were modified to vest with 25% immediately on the modification date, 6.17% on each of the sequential 12 quarterly anniversaries from the modification date and 0.96% as of April 15, 2013. 2,565,000 shares options were modified to vest with 50% immediately on the modification date, 3.35% on each of the sequential 14 quarterly anniversaries from the modification date and 3.10% as of December 24, 2013. 472,000 shares options were modified to vest with 25% immediately on the modification date, 5.02% on each of the sequential 14 quarterly anniversaries from the modification date and 4.72% as of December 24, 2013. The accelerated vesting of these share options did not result in incremental share-based compensation as the fair value of the modified award measured immediately after the modification was less than the fair value of the original award measured immediately before the modification. The unrecognized compensation expenses related to the original share options as of the modification date are recognized over the modified vesting periods using the graded vesting attribution method.

In addition, 150,000 options of one employee were canceled, which resulted in the unrecognized compensation expenses related to these share options being recognized immediately.

On April 30, 2010, the Company granted a total of 1,044,000 share options to employees at an exercise price of $0.5 or $1.0 per share. The options will vest in accordance with the vesting schedule set out in the option award agreement, which is either (1) 100% immediately on the date of grant or (2) first 1/4 on the date of grant and 3/64 on each of the 16 quarterly anniversaries from the date of grant.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

The options lapse on the earlier of (1) seven years from the date it is granted; (2) three months after the grantee’s termination of employment as an employee; and (3) one year after the date of the grantee’s termination of employment or service on account of disability or death.

	Options granted	Weighted average exercise price per option	Fair value per ordinary share at the grant dates	Weighted average intrinsic value per option at the grant dates
April 15, 2009	7,732,000	0.30	0.45	0.15
December 24, 2009	7,482,000	0.50	0.71	0.21
April 30, 2010	400,000	0.50	2.50	2.00
April 30, 2010	644,000	1.0	2.50	1.50

Total	16,258,000

	Number of options	Weighted average exercise price per option	Weighted average fair value per option at the grant date
Outstanding at January 1, 2009	—	—
Granted	15,214,000	0.40	0.34
Forfeited	—	—
Exercised	—	—

Outstanding at December 31, 2009	15,214,000	0.40	0.34

Granted	1,044,000	0.81	1.85
Forfeited	(1,710,166)	0.47	0.38
Exercised	(359,684)	0.35	0.31

Outstanding at December 31, 2010	14,188,150	0.42	0.44

Vested and exercisable, December 31, 2010	8,249,151	0.41	0.40

Stock options outstanding as of December 31, 2010 were:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2010	Number exercisable	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2010
Outstanding options	14,188,150	5.44	0.42	50,884	8,249,151	5.50	0.41	29,704

Total intrinsic value of options exercised during the years ended December 3, 2009 and 2010 was $nil and $1,314.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

The fair value of each option granted was estimated on the date of grant using the binomial lattice option pricing model with the following assumptions used for grants during the applicable periods.

	2009	2010
Risk-free interest rate of return	2.772% to 3.572%	3.419%
Volatility	51.3% to 57.2%	40.2%-50.7%
Dividend yield	0.00%	0.00%
Exercise multiple	2.0	2.0

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of PRC international government bonds with a maturity period close to the expected term of the options.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)	Exercise multiple

Exercise multiple represents the value of the underlying stock as a multiple of the exercise price of the option which, if achieved, results in exercise of the option.

(5)	Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(6)	Fair value of underlying ordinary shares

The fair value of the ordinary shares on the grant dates, before the IPO of the Company, was estimated by the Company, with assistance from American Appraisal China Limited, or American Appraisal, an independent third-party appraiser. After the IPO, the closing market price of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

The Group recorded share-based compensation of $911 and $4,333 for options granted to employees in the statements of operations for the years ended December 31, 2009 and 2010 respectively.

There was $1,238 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2010. The expense is expected to be recognized over a weighted-average period of 3.18 years according to the graded vesting schedule.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Nonvested shares

Performance based

On May 13, 2008, the Company granted 800,000 nonvested ordinary shares to four employees under the 2007 Share Incentive Plan. The fair value of the nonvested shares at the date of grant was $0.41 and the shares vested immediately upon the completion of the IPO in July 2010, the compensation costs in relation to theses nonvested shares amounting to $328 was recorded as of the completion of IPO.

Non-performance based

On April 15, 2009 and December 24, 2009 the Company granted 5,868,000 and 2,840,000 nonvested ordinary shares to employees respectively.

On March 31, 2010, as a modification to certain share options, the Company granted 1,252,000 nonvested shares to related employees, which vest immediately on the modification date.

In addition, on March 31, 2010, 2,799,000 nonvested shares granted to three employees, which originally had a vesting period of two or three years from the date of grant, were modified to vest immediately on the modification date. The accelerated vesting of these nonvested shares did not result in incremental share-based compensation as the fair value of the modified award measured immediately after the modification equaled to the fair value of the original award measured immediately before the modification. The unrecognized compensation expenses related to the original nonvested shares as of the modification date were recognized on the modification date.

On June 30, 2010, the Company granted another 140,000 nonvested ordinary shares to the independent directors of the Company.

The nonvested shares will vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 100% immediately at date of grant, or (2) 50% immediately at date of grant and 1/4 on each of the anniversaries since the date of grant or (3) 25% immediately at date of grant and 1/4 on each of the anniversaries since the date of grant. (4) over a four-year period from the date of grant. The fair value of the nonvested shares at the date of grant was estimated considering a number of factors and taking into account standard valuation methods.

A summary of the non-performance based nonvested shares activity is as follows:

	Nonvested ordinary shares granted	Fair value per nonvested share at the grant dates
April 15, 2009	5,868,000	0.45
December 24, 2009	2,840,000	0.71
March 31, 2010	1,252,000	1.97
June 30, 2010	140,000	3.13

Total	10,100,000

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

Number of nonvested shares
Outstanding at January 1, 2010	2,809,000
Granted	1,392,000
Vested	(4,051,000)
Forfeiture	(10,000)

Outstanding at December 31, 2010	140,000

The total fair value of non-performance based nonvested shares vested during the year ended December 31, 2010 as of the date of vesting was $7,980.

The Group recorded compensation expenses of $3,921 and $1,796 for the year ended December 31, 2009 and 2010 respectively based on the fair value of non-performance based nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method.

There was $324 of total unrecognized compensation expense related to non-performance based nonvested shares granted as of December 31, 2010. The expense is expected to be recognized over a weighted-average period of 3.5 years according to the graded vesting schedule.

18.	PRC CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $3,740, $4,440 and $5,429 for the years ended December 31, 2008, 2009 and 2010, respectively.

19.	STATUTORY RESERVES AND NET RESTRICTED ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIEs located in the PRC (mainland), being foreign invested enterprises established in the PRC (mainland), are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC (mainland) subsidiaries were $1,215, $1,708 and $2,610 for the years ended December 31, 2008, 2009 and 2010.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2010, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

relevant subsidiaries and VIEs in the Group not available for distribution was $78,906. As a result of the above restrictions, parent-only financial statements are presented on financial statement Schedule I, which begins on page F-58.

20.	COMMITMENTS

(a)	Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2016 and are renewable upon negotiation. Rental expense under operating leases was $1,336, $1,216 and $1,179 for the years ended December 31, 2008, 2009 and 2010 respectively. Rent expense included in income from continued operation was $1,256, $1,129 and $1,179 for the years ended December 31, 2008, 2009 and 2010, respectively, and that included in loss on discontinued operations was $80, $87 and nil for the years ended December 31, 2008, 2009 and 2010, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2010 are as follows:

Year 2011	1,394
Year 2012	1,192
Year 2013	442
Year 2014	205
Year 2015 and thereafter	408

3,641

(b)	Capital commitments

There was no capital commitment for purchase of equipment and inventory as of December 31, 2010.

21.	RELATED PARTY TRANSACTIONS

(a)	As of December 31, 2009 and 2010, the Group had the following outstanding balances with its related parties:

Loans to related parties:

	As of December 31,
	2009	2010
With entities controlled by directors of the Group:
Guangxi Fangchenggang Yingang Port Co., Ltd	10,841	—
China Da Tong Industrial Co., Ltd	679	—
Hunan Huanglongdong Investment Co., Ltd	429	—
With directors:
Mr. Jun Hou	212	—
Mr. Congwu Cheng	1,527	—
Mr. Jun Xiao	1,120	—
Mr. Derong Jiang	97	—

Subtotal	14,905	—

With an entity controlled by a principal shareholder of the Group:
Hunan Phoenix Ancient City Tourism Co., Ltd.	1,758	1,212

Total	16,663	1,212

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

The loans are due on demand, no-interest bearing, and uncollateralized. In May 2010, all outstanding loans to directors and entities controlled by directors of the Company were fully repaid to the Group.

(b)	Related party expenses consist of the following:

	Year ended December 31,
	2008	2009	2010
With an entity controlled by a principal shareholder of the Group:
Beijing GaoDeTaiXin Technology Co., Ltd.	—	—	489

22.	SUBSEQUENT EVENTS

Taxation

On February 21, 2011, AutoNavi Software was qualified as a “key software company” and was therefore entitled to a preferential tax rate of 10% for 2010, which will result in a decrease of income tax expense of approximately $1 million. The Company believes that this should be accounted as a change in the enacted tax rate. The cumulative effect of this enactment has been reflected in the period that includes the enactment date, the first quarter of 2011.

Grant of share option

On February 23, 2011, the Company granted a total of 332,000 nonvested ordinary shares to employees under the 2007 Share Incentive Plan. The nonvested shares will vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 1/4 on the first anniversary from the date of grant and 1/16 in each of the 12 quarters subsequent to the first vesting date. The fair value of the nonvested shares at the date of grant was 3.81. The Group has determined the grant day fair value of the nonvested shares was $1,265 at the grant date, which will be recognized in the consolidated statement of operations in the next four years.

On June 15, 2011, we granted 120,000 non-vested ordinary shares to our independent directors. The shares, which are treated as non-vested shares under U.S. GAAP, will vest in increments of 25% on each of the first, second, third and fourth anniversaries of date of grant.

Acquisitions

On March 10, 2011, to further expand on location-based solutions business, the Group acquired the remaining 80% equity interest in PDAger, including certain technology platform, from the shareholders of PDAger, therefore PDAger became 100% held subsidiary of the Group. The consideration of the acquisition was cash of $8,334.

On March 24, 2011, the Group acquired 100% equity interest in Shanghai eTag Information Technology Co., Ltd (“etag”), a software developer specialized in mobile location based application software utilized in personal navigation systems, including certain technology patent from the shareholders of eTag. The consideration the acquisition was cash of $3,157.

On April 27, 2011, the Company granted a total of 714,587 nonvested shares to related employees of PDAger and eTag. The Group has determined and accounted for the grants as share-based compensation arrangements. The nonvested shares will vest in accordance with the vesting schedule set out in the option

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(U.S. dollars in thousands, except share and per share data)

award agreement, which is (1) 20% on the anniversary from the date of grant and 40% in each of the 2 years subsequent to the first vesting date or, (2) on the second and third anniversary from the date of grant or, (3)over a three-year period from the date of grant. The Company has determined the grant day fair value of the nonvested shares was $3,367 at the grant date, which will be recognized in the consolidated statement of operations in the next three years.

Others

On February 17, 2011, 95190’s shareholders made a pro rata transfer of their shares to a shareholder of 95190. As a result, the Group’s shareholding in 95190 was reduced to 24.21% from 24.96%.

AUTONAVI HOLDINGS LIMITED

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2009	2010
Assets

Current assets
Cash	2,897	63,852
Term deposit	—	41,504
Amounts due from subsidiaries and variable interest entities	35,660	35,777
Prepaid expenses and other current assets	1,068	997

Total current assets	39,625	142,130
Investments in subsidiaries and affiliates	48,615	77,403

TOTAL ASSETS	88,240	219,533

Accrued expenses and other current liabilities	9	899
Amounts due to subsidiaries and variable interest entities	583	1,224
Forward contract	—	2,465

Total liabilities	592	4,588

Series A convertible redeemable preferred shares ($0.0001 par value; 40,000,000 shares authorized, 40,000,000 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	39,326	—

Equity:
Ordinary shares ($0.0001 par value; 460,000,000 and 460,000,000 shares authorized as of December 31, 2009 and 2010; 108,247,000 and 195,802,580 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	11	19
Additional paid-in capital	25,178	169,132
Retained earnings	15,210	34,345
Accumulated other comprehensive income	7,923	11,449

Total equity	48,322	214,945

TOTAL LIABILITIES, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, AND EQUITY	88,240	219,533

AUTONAVI HOLDINGS LIMITED

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(U.S. dollars in thousands, except share related data)

	For the year ended December 31,
	2008	2009	2010
Operating expenses
General and administrative	(607)	(2,882)	(6,611)

Total operating expenses	(607)	(2,882)	(6,611)

Interest income	150	7	1,351
Change in fair value of forward contract	—	—	(2,465)
Foreign exchange gain	—	—	1,504
Other income	—	—	94
Equity in earnings of subsidiaries and variable interest entities	2,660	13,266	25,262

Net income	2,203	10,391	19,135

AUTONAVI HOLDINGS LIMITED

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Equity and Comprehensive Income

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings/ (accumulated deficit)	Total equity	Total comprehensive income
Balance as of January 1, 2008	114,000,000	12	20,404	4,047	3,520	27,983
Statutory reserve	—	—	—	—	—	—
Comprehensive income
Net income	—	—	—	—	2,203	2,203	2,203
Net unrealized loss on available-for-sale investments, net of tax effects of $nil	—	—	—	(2,000)	—	(2,000)	(2,000)
Transfer to income statement of impairment loss for short-term investment	—	—	—	2,000	—	2,000	2,000
Foreign currency translation adjustment	—	—	—	3,952	—	3,952	3,952

Total comprehensive income							6,155

Balance as of December 31, 2008	114,000,000	12	20,404	7,999	5,723	34,138
Additional capital injection in Yadao	—	—	(58)	—	—	(58)
Repurchase of shares	(11,652,000)	(1)	—	—	—	(1)
Vesting of non-vested shares	5,899,000	—	—	—	—	—
Share-based compensation	—	—	4,832	—	—	4,832
Statutory reserve	—	—	—	—	—	—
Spin off of telematics business	—	—	—	—	(904)	(904)
Comprehensive income
Net income	—	—	—	—	10,391	10,391	10,391
Foreign currency translation adjustment	—	—	—	(76)	—	(76)	(76)

Total comprehensive income							10,315

Balance as of December 31, 2009	108,247,000	11	25,178	7,923	15,210	48,322
Conversion of Series A preferred shares to Ordinary shares upon IPO	40,000,000	4	39,322	—		39,326
Issuance of ordinary shares upon IPO	35,175,000	3	98,048	—		98,051
Vesting of non-vested shares	4,851,000	1	(1)	—		—
Issuance of ordinary shares in connection with vesting of non-vested shares	7,169,896	—	—	—
Issuance of ordinary shares in connection with exercise of share options	359,684	—	128	—		128
Share-based compensation	—	—	6,457	—		6,457
Comprehensive income
Net income	—	—	—	—	19,135	19,135	19,135
Foreign currency translation adjustment			—	3,526	—	3,526	3,526

Total comprehensive income							22,661

Balance as of December 31, 2010	195,802,580	19	169,132	11,449	34,345	214,945

AUTONAVI HOLDINGS LIMITED

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(U.S. dollars in thousands)

	For the year ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income	2,203	10,391	19,135
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries and variable interest entities	(2,660)	(13,266)	(25,262)
Share-based compensation	—	2,876	6,457
Change of fair value of forward contract			2,465
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	36	(6)	(953)
Accrued expense and other current liabilities	9	—	(46)

Net cash provided by (used in) in operating activities	(412)	(5)	1,796

Cash flows from investing activities
Amounts due from subsidiaries and variable interest entities	(7,060)	(378)	(117)
Term Deposits	—	—	(41,504)

Net cash used in investing activities	(7,060)	(378)	(41,621)

Cash flows from financing activities
Payment made in connection with repurchase of ordinary shares	—	(1)	—
Cash received from exercise of share option	—	—	98
Proceeds from issuance of ordinary shares upon IPO	—	—	110,222
Payments made in connection with IPO	—	(1,054)	(11,117)
Collection of reimbursement from depositary bank			936
Amounts due to subsidiaries and variable interest entities	—	583	641

Net cash provided by financing activities	—	(472)	100,780

Net decrease in cash	(7,472)	(855)	60,955
Cash at the beginning of year	11,224	3,752	2,897

Cash at the end of year	3,752	2,897	63,852

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.