Form 20-F
period 2011-12-31
AutoNavi Holdings Ltd
filed 2012-04-25
CIK 1489895

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Catherine Qin Zhang

Chief Financial Officer

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

Phone: +86 10 8410-7000

Facsimile: +86 10 8410-7777

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 195,837,580 ordinary shares, par value $0.0001 per share, as of December 31, 2011.

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

Large accelerated filer  ☐                 Accelerated filer  ☒                Non-accelerated filer  ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares, each of which represents four ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our” and “AutoNavi” refer to AutoNavi Holdings Limited, a Cayman Islands company, its predecessor entities and its subsidiaries and consolidated variable interest entities.

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

Our selected consolidated financial data presented below for the years ended December 31, 2009, 2010 and 2011 and our balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our summary selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of $ except for share, per share and ADS data)
Consolidated Statement of Operations Data
Net revenues	29,653	45,538	57,163	85,765	126,960
Cost of revenues(1)	(12,292)	(18,842)	(20,031)	(28,328)	(35,021)

Gross profit	17,361	26,696	37,132	57,437	91,939

Operating expenses(1)
Research and development	(3,167)	(5,045)	(7,338)	(12,732)	(23,720)
Selling and marketing	(2,148)	(3,591)	(5,608)	(9,335)	(16,428)
General and administrative	(7,523)	(9,264)	(9,613)	(12,769)	(15,114)
Impairment of goodwill and intangible assets	—	(674)	—	—	(19)

Total operating expenses	(12,838)	(18,574)	(22,559)	(34,836)	(55,281)

Government subsidies	2,308	387	1,016	748	163
Operating income	6,831	8,509	15,589	23,349	36,821

Gain on re-measurement of fair value of the equity method investment	—	—	—	—	995
Investment income	1,296	324	109	—	—
Interest income	959	324	295	1,991	5,226
Interest expense	(249)	—	—	—	—
Change in fair value of forward contract	—	—	—	(2,465)	2,465
Foreign exchange gain/ (loss)	—	—	—	1,504	(1,579)
Other income	—	—	—	94	188
Impairment loss on short-term investment	—	(2,000)	—	—	—

Income before income taxes, share of net (loss)/income of equity accounted investment and discontinued operations	8,837	7,157	15,993	24,473	44,116

Income tax expense	(1,530)	(1,145)	(1,144)	(4,041)	(5,086)
Share of net (loss)/ income of equity method investment, net of tax	—	(121)	156	(238)	(653)

Income from continuing operations	7,307	5,891	15,005	20,194	38,377

Loss from discontinued operations, net of tax(1)(2)	(1,575)	(2,212)	(4,181)	—	—
Net income	5,732	3,679	10,824	20,194	38,377

Less: Net (loss)/ income attributable to non-controlling interest	(13)	1,476	433	1,059	1,842
Net income attributable to AutoNavi Holdings Limited shareholders	5,745	2,203	10,391	19,135	36,535

Net income per share:
Net income from continuing operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.05	0.03	0.10	0.11	0.19
Diluted	0.05	0.03	0.10	0.10	0.18
Net income from continuing operations per Series A preferred share-Basic	0.05	0.03	0.10	0.11	—

Net loss from discontinued operations attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.01)	(0.02)	(0.03)	—	—
Diluted	(0.01)	(0.02)	(0.03)	—	—
Net loss from discontinued operations per Series A preferred share-Basic	(0.01)	(0.02)	(0.03)	—	—

Net income per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.04	0.01	0.07	0.11	0.19
Diluted	0.04	0.01	0.07	0.10	0.18
Net income per Series A preferred share-Basic	0.04	0.01	0.07	0.11	—

Net income per ADS attributable to AutoNavi Holdings Limited shareholders:(3)
Basic	0.15	0.06	0.27	0.45	0.77
Diluted	0.15	0.06	0.26	0.42	0.73
Weighted average number of shares used in calculating net income per ordinary share:
Basic	114,000,000	114,000,000	115,675,022	149,684,032	190,132,407
Diluted	154,000,000	154,000,000	157,188,766	182,696,079	201,230,735
Weighted average number of shares used in calculating net income per Series A preferred share	40,000,000	40,000,000	40,000,000	20,273,973	—

(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of $)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	—	268	608	232
Research and development	—	—	601	1,559	2,464
Selling and marketing	—	—	143	1,324	1,705
General and administrative	—	—	1,864	2,966	961
Discontinued operations	—	—	1,956	—	—

Total share-based compensation expenses	—	—	4,832	6,457	5,362

(2)	In December 2009, we distributed the equity interests in AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis. We recorded the pro-rata distribution at the book value of AutoNavi Shanghai, $904,000, as a reduction of retained earnings. AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this annual report.
(3)	Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011.

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands of $)
Consolidated Balance Sheet Data
Cash and cash equivalents	33,531	28,777	34,716	103,105	199,696
Term deposits	—	—	—	62,716	—

Total current assets	61,946	62,268	76,009	197,063	244,326

Total assets	92,008	93,645	106,630	248,623	314,467

Total current liabilities	23,373	17,759	16,201	29,788	43,244
Total liabilities	24,437	18,423	16,733	30,261	44,589

Series A convertible redeemable preferred shares	39,326	39,326	39,326	—	—
Total equity	28,245	35,896	50,571	218,362	269,878

Total liabilities, series A convertible redeemable preferred shares and equity	92,008	93,645	106,630	248,623	314,467

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the noon buying rate was RMB6.3080 to $1.00.

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

Period	Exchange Rate
	Period End	Average(1)	Low	High
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3380	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The markets for products and services of our customers incorporating our digital map data and solutions are evolving and are characterized by continuing advances in technology, evolving industry standards, frequent new product and service introductions and changes in the marketing and delivery of digital-map dependent products and services. Our success depends in part upon our customers’ abilities to successfully market and sell their products and services that incorporate our map data and solutions. If our customers cannot maintain market share for their existing products and services incorporating our map data and solutions or do not continue to successfully develop and market new products and services incorporating our map data and solutions, or if the products and services that our customers develop and market do not meet their consumers’ expectations or are not accepted by the market at all, our results of operations and growth prospects may be adversely affected because we may lose existing customers and have difficulty finding new customers, markets and applications for our map data and solutions. Moreover, if we fail to identify new opportunities in the navigation and location-based services markets, introduce new map data and solution features in a timely manner, keep abreast of our customers’ innovations or adapt our solutions to changing industry standards or customer requirements, we could lose our existing customers and be unable to attract new businesses, which could have a material and adverse effect on our business, financial condition and results of operations.

We historically have derived a majority of our revenues from our automotive navigation business, which may be affected by fluctuations in the automotive market and the average selling prices of our solutions.

We derived 63.3%, 73.9% and 67.6% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively, from licensing map data for use in in-dash navigation systems installed on automobiles and customized aftermarket navigation solutions. Any significant downturn in the overall demand for automobiles could adversely affect the demand for both in-dash navigation systems and aftermarket navigation solutions, which in turn would materially decrease our revenues. Although China’s automotive market has grown in recent years, it is uncertain whether the number of automobiles to be manufactured will grow at a similar rate in the future. It is also uncertain that the percentage of new automobiles equipped with in-dash navigation systems or the demand for aftermarket navigation solutions will increase in the future. In addition, the average selling prices for our solutions may decline for a variety of reasons, including competitive pricing pressures, discounts we offer, phase-out of supports from navigation system or device manufacturers, and introduction of new business models. The average selling prices for our map data licensed for use in in-dash navigation systems and our customized aftermarket navigation solutions have in the past decreased, and may continue to decrease in the future. Our financial results will suffer if we are unable to offset any future reductions in the average selling prices by increasing our sales volumes, reducing our per unit costs, or developing new or enhanced solutions on a timely basis with higher sales prices. To the extent that our future revenues substantially depend on sales of in-dash navigation systems installed on automobiles and aftermarket navigation solutions, our business would be vulnerable to any downturns in China’s automotive market and the average selling prices of our solutions.

We have limited experience in the mobile and internet location-based services markets, and may not be able to successfully address the challenges we face in these markets.

We entered the mobile and internet location-based services markets in 2006. For the years ended December 31, 2009, 2010 and 2011, revenues from our mobile and internet location-based solutions business accounted for 12.3%, 13.2% and 21.6%, respectively, of our total net revenues. As we devote more resources in growing our business in the mobile and internet location-based services markets, we face some new challenges that are different from the ones we face in the automotive navigation market, including: adopting alternative revenue models and pricing structures; serving a larger number of small customers; and interacting with end-users directly.

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

If we fail to maintain our relationships with major mobile operators, our mobile location-based solutions business and growth prospects could be adversely affected.

Our cooperation arrangements with China Mobile and China Telecom are an important part of our mobile location-based solutions business. Our contractual relationship with China Mobile is maintained through China Mobile Liaoning, the China Mobile subsidiary in charge of constructing and operating a location-based service platform for China Mobile’s nationwide network. Since 2006, we have been providing a nationwide digital map database to support mobile location-based services throughout China Mobile’s nationwide network. In November 2009, China Mobile engaged us to jointly develop and operate a new mobile navigation service, which was launched in 8 provinces and tier one cities in January 2011, and expanded to 31 provinces and tier one cities in April 2011. We expect to continue relying on China Mobile for the growth of our mobile location-based solutions business in the near future. Our agreement with China Mobile Liaoning regarding the nationwide digital map database will expire at the end of December 2012. Our mobile navigation service agreement expired at the end of 2011. We are communicating with China Mobile to have the agreement renewed, while we continue providing the services under the existing agreement.

We are also cooperating with China Telecom to provide end users with a business platform software, which will integrate China Telecom’s map data with its point of interest data and ultimately support its location-based mobile navigation business platform, called “E Surfing,” across China Telecom’s nationwide network. Our cooperation with China Telecom in relation to the “E Surfing” service is through Beijing PDAger Technology Development Co., Ltd., also known as Beijing Xiejin Technology Development Co., Ltd., or PDAger, which we acquired in March 2011 and which is a subsidiary of China Telecom. The cooperation agreement will expire in June 2012 and the renewal of the agreement is in process.

We cannot assure you that China Mobile will agree to renew the mobile navigation service agreement, which has expired, with substantially similar commercial terms or at all. There is no guarantee that China Mobile or China Telecom will not decide to terminate the current cooperation relationship or insist on new agreements with substantially different commercial terms that are unfavorable to us. Our negotiating leverage with China Mobile or China Telecom is limited given its dominant position in China’s mobile communications market. If China Mobile Liaoning or China Telecom for any reason decides to terminate the current co-operation relationship, or if it proposes new agreements with commercial terms materially different from the current ones, e.g., by changing the revenue sharing arrangement with us, our mobile location-based solutions business and growth prospects could be adversely affected.

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

We generated 21.8%, 10.6% and 9.7% of our net revenues from our public sector and enterprise applications business for the years ended December 31, 2009, 2010 and 2011, respectively. Historically, revenues from our public sector and enterprise applications business have typically been generated on a project basis. For instance, we provided aerial digital maps of two entire provinces and parts of three other provinces in connection with China’s second national land survey in 2007, 2008 and 2009, certain provinces in 2010, and other government related projects in 2011. Revenues from this and other similar projects may fluctuate significantly from period to period, which makes it difficult for us to forecast revenues and cash flow and could adversely affect our working capital levels. The resulting period-to-period fluctuation in our results of operations could also cause the price of our ADSs to fluctuate or decline.

A significant portion of our revenues historically have been attributable to a limited number of automobile manufacturers, and if we are unable to maintain these key relationships or establish new relationships with additional automobile manufacturers, our revenues will be adversely affected.

In the in-dash navigation systems market, automobile manufacturers generally have the power to select map data suppliers, regardless of whether the selected map data supplier enters into contract directly with the automobile manufacturer or not. In 2009, 2010 and 2011, revenues from our top five automobile manufacturer customers in each period accounted for approximately 55.9%, 66.8% and 63.3%, respectively, of our total revenues. We anticipate that a limited number of automobile manufacturers will continue to represent a significant percentage of our revenues for the foreseeable future. However, there is no assurance that our relationships with our existing automobile manufacturer customers will continue in the future, and we are not guaranteed any minimum level of revenues from them. We cannot assure you that revenues from our current customers will reach or exceed historical levels in any future period. The loss of one or more of our key automobile manufacturer customers, whether due to a change of control or bankruptcy of a customer or other causes, a reduction in orders from them, difficulty or failure to collect payments from any key customer under financial distress, or our failure to attract additional key customers, would adversely affect our revenues. In addition, our license agreements with automobile manufacturers typically cover specific car models for a defined period of time. If our major automotive navigation customers do not renew their agreements with us for all or some of their new car models after the existing license agreements expire, revenues from our automotive navigation business may be adversely affected.

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

Many of our customers, particularly those in the automotive industry, require their suppliers to maintain certain quality assurance standards and certifications, including those pursuant to the ISO series of international standards. We have obtained some of these certifications. For instance, we were granted the ISO 9001:2008 certificate for our quality management system for design, production and service of navigation map and relevant support systems in July 2009. In addition, we were granted the ISO/TS 16949:2002 certificate for our automotive navigation map design and production operations in July 2009, and value-added telecommunications business including call center in August 2010. The ISO/TS 16949 standard applies to the design/development, production and, when relevant, installation and servicing of automotive-related products and is an important independent indicator of quality process management. We cannot assure you that we will be able to continue to meet these standards on an on-going basis in the future. Our customers may later require us to obtain and maintain certifications under different or more stringent standards, which we may or may not be able to accomplish. If we are unable to obtain and maintain such certifications, those customers may refuse to do business with us, which could materially reduce our revenues and adversely affect our reputation.

A substantial portion of our cost of revenues is not directly linked to the level of our revenues. As a result, any shortfall in revenues could adversely affect our gross profit.

The majority of our cost of revenues is related to data collection and processing, which serve as the foundation for all aspects of our business. As a result, our cost of revenues is not directly linked to the level of our revenues. In addition, as we pursue the expansion of our business in the mobile and internet location-based media and e-commerce solutions segment, our cost levels are based, in part, on our expectation of future revenues from that market segment. However, we may not be able to achieve the growth of revenues as we anticipated. Any shortfall in revenues relative to our expectations in any given period would not necessarily result in a proportionate reduction in our costs, and could therefore have a material and adverse effect on our results of operations.

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

Due to national security concerns, the surveying and mapping business is highly regulated in China and is subject to a complex set of laws, rules and regulations administered primarily by the National Administration of Surveying, Mapping and Geoinformation (formerly known as the State Bureau of Surveying and Mapping), or the NASMG. Only entities that have been granted a surveying and mapping qualification certificate for digital navigation map production by the NASMG are permitted to engage in data collection, editing, processing, formatting, geographic information integration and other digital map production activities. In addition, the servers on which the map data are stored must be kept inside China with public internet protocol addresses provided. AutoNavi Software, our variable interest entity in China, holds a Class A surveying and mapping qualification certificate for digital navigation map production and related activities, valid until December 31, 2014. AutoNavi Software, MapABC Technology and PDAger, have obtained a Class A surveying qualification certificate for internet map service, valid until December 31, 2014. Xingtiandi Technology, a subsidiary of AutoNavi Software, holds a Class A surveying and mapping qualification certificate for aerial photogrammetry and a Class B surveying and mapping qualification for photogrammetry and remote sensing and related activities, valid until December 31, 2014 .We cannot assure you that AutoNavi Software, MapABC Technology, Xingtiandi Technology and PDAger will always be in compliance with the various laws, rules and regulations governing the surveying and mapping business. If any of them is found to be in violation of any of these laws, rules and regulations, we could face severe penalties, including postponement or denial of annual registration, downgrading of professional qualification, and suspension or even revocation of the surveying and mapping qualification certificates. Any of these penalties could materially impede our ability to create, improve, license or distribute solutions incorporating digital map data, which could materially and adversely affect our financial condition and results of operations.

We rely on a third-party holder of a publishing license for electronic publication of our digital map data. If we are unable to continue the use of this license, our business could be adversely affected.

Under the relevant PRC laws and regulations, our digital map data are deemed electronic publications, which can only be published by a publishing entity with a publishing license for electronic publications granted by the General Administration of Press and Publications. Since we do not have such a license, we have entered into an agreement with SinoMaps Press, a publishing entity that holds a publishing license for electronic publications. Under the agreement, SinoMaps Press is responsible for reviewing, seeking approval for and publishing the digital maps we produce and deliver to them. For each electronic publication and its updated version, SinoMaps Press must submit the sample map and other required information to the NASMG and the General Administration of Press and Publications for approval. Our agreement with SinoMaps Press is effective until November 2014. We cannot assure you that SinoMaps Press will agree to renew this agreement upon the expiration of the current term. If we fail to renew the agreement with SinoMaps Press or enter into a replacement contract with another holder of a publishing license for electronic publications, our business could be adversely affected.

We depend on in-dash navigation system manufacturers to distribute our digital map data to automobile manufacturers, and any delays or errors in the distribution of our map data to automobile manufacturers could adversely affect our business.

In the in-dash navigation systems market, it is critical that we maintain a good reputation among automobile manufacturers, whether we have entered into contracts with them directly or through in-dash navigation system manufacturers. We usually convert our digital map data into different proprietary formats of the in-dash navigation system manufacturers and send DVD copies or hard disk drives of the converted map data to these companies. These companies then distribute the DVDs or hard disk drives along with their own products to the automobile manufacturers. To the extent we continue to rely on in-dash navigation system manufacturers to distribute our map data, their failure to distribute our map data in a timely manner and meet the requirements of automobile manufacturers may harm our reputation and relationships with our automobile manufacturer customers.

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

Historically, we have acquired new capabilities and additional customers through selected acquisitions. For example, we gained internet-based map application capabilities in 2006 by acquiring control of MapABC Technology, one of our variable interest entities in China, a leading online map application solution provider in China. In 2006, we added aerial photogrammetry to our portfolio of solutions by acquiring Xingtiandi Technology, which holds a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the NASMG. In March 2011, we acquired all the equity interests in Shanghai eTag Information Technologies Limited, or eTag, in Shanghai and certain technologies and intellectual properties of eTag Information Services Co., Ltd., a software developer specializing in mobile location-based application software utilized in personal navigation systems; in the same month, we acquired the remaining 80% equity interest in PDAger, a mobile location-based service provider in China and major partner in China Telecom’s mobile navigation business, which had been 20% owned by us. In January 2012, we acquired 20% equity interests in Ariadne’s Thread Co., Ltd., a company engaged in e-commerce of movie tickets through its proprietary mobile applications. We expect to continue to selectively acquire or invest in businesses that complement our existing business. We may not, however, be able to identify suitable candidates for acquisitions or investments in the future. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us. If we fail to identify appropriate candidates or complete the desired transactions, our growth may be impeded.

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

•

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

•

In mobile and internet location-based media and e-commerce platform, we do not have any single competitor that competes with us in all areas. Rather, we compete with different competitors in different areas. In pre-installed and downloadable navigation solutions for mobile devices, we face competition primarily from companies that offer similar solutions. The competition is primarily based on product design and marketing. In mobile and internet-based map application solutions, we compete primarily with Google Maps, Baidu Map, SoSo Map and Sougou Map. The competition is primarily based on access to quality map data, richness of the content, ease of use, stability of solutions and technical support, and targeted and useful location-based information.

•

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

We intend to maintain a clear and consistent brand across all of our solutions and in all of our markets. Maintaining and strengthening our brand will depend on our success in providing high-quality solutions that are favorably received by our customers and end-users. The strength of our brand also depends in part on our being a technology leader in providing navigation and location-based solutions, and it is uncertain that our research and development efforts will continue to succeed in this regard. In addition, the strength of our brand depends in part on the products and services of third parties whose products incorporate our map data and over which we have little or no control. Defects, errors or failures in third-party products and services could damage our reputation or our brand. Any negative publicity of our map database or solutions, or otherwise about our company, may have a negative impact on our reputation or brand. If we fail to increase awareness of our brand and strengthen our reputation for providing high-quality solutions, or if any other factor negatively affects our reputation or our brand image, our business, results of operations or financial condition could be materially and adversely affected.

If we fail to manage our growth effectively, our business may be materially and adversely affected.

We have grown in recent years. Our total net revenues grew from $57.2 million in 2009 to $85.8 million in 2010 and further to $127.0 million in 2011, representing a two-year compound annual growth rate, or CAGR, of 49.0%. There can be no assurance that we will be able to maintain our past rates of growth. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to continue to expand, train, manage and motivate our workforce and manage our client relationships. Moreover, as we introduce new navigation and location-based solutions or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges. Any of these endeavors will involve risks and require substantial management resources and attention. We may be unable to manage our growth effectively, which could have a material and adverse effect on our business.

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

The validity, enforceability and scope of protection of intellectual property rights in digital map-related industries in China are evolving and uncertain. Many industry participants actively seek protection for digital map-related technologies, including through copyright or patent registration and litigation. Copyrights or patents issued or pending that are held by others may cover significant aspects of our technologies, solutions or business methods. In addition, our database includes content from third parties such as certain point-of-interest and real time traffic information provided by our business partners and we also use certain third-party software. We have procedures designed to reduce the likelihood that such content or third-party software might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content or other IP infringement. Although we have not been subject to any material litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future.

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

Security breaches, computer viruses, “denial of service” and computer hacking attacks could harm our business and results of operations.

As we further tap into the mobile and internet location-based services markets and move from a pure B2B business model to a combined B2B and B2C business model, we are subject to an increasing risk of security breaches, computer viruses, interruptions of access through the use of “denial of service” attacks, computer hacking or similar attacks. Although we have not experienced security breach in the past, such attacks may occur to our map database and cloud service platform in the future. Any security breach caused by hacking or other attacks, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions, loss, corruption or unavailability of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our business and results of operations. Because of our prominence in the navigation and location-based services industry, we may become an attractive target for such attacks. Any loss or tampering of our map data or any failure to maintain availability, performance, reliability and security of our network infrastructure or navigation and location-based services to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new ones.

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

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies do. We have purchased automobile insurance on certain vehicles, property and casualty insurance on some of our assets and group accident insurance for our field survey employees. We have also purchased third-party liability insurance to cover product liability, product-completed operations liability and premises liability. Other than these, we do not have commercial insurance coverage on our digital map database, other assets and personnel, nor do we have insurance to cover our business or interruptions of our business. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we are not able to effectively manage risks associated with our potential expansion into international markets, out results of operations or profitability could be adversely affected.

We may expand our business into international markets in the future. In our international expansion, we may face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in other jurisdictions, including challenges caused by distance and linguistic and cultural differences, the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations, fluctuations in currency exchange rates, unanticipated changes in laws or regulatory requirements, including tariffs or other barriers to trade, and the potential for political, legal and economic instability. Any of these or other factors could have an adverse effect on our sales or costs, on the market acceptance of our solutions or on our ability to compete in one or more jurisdictions, which could have a material and adverse effect on our business, results of operations or financial condition.

Expansion into international markets may place significant additional burdens on our senior management and our sales and marketing teams. We also may not be able to process and make available to our customers navigation and location-based solutions for a new geographic market in a timely or commercially favorable manner, in the native language or without substantial errors. Moreover, our ability to expand successfully depends in part on our establishing sufficient operational resources and infrastructure. Our sales and marketing efforts in a new geographic market may fail to establish a viable distribution network or our solutions may not gain market acceptance or brand recognition sufficient to offset the costs of geographic expansion. If we fail to properly manage these risks, we may incur higher expenses and lower revenues, and any geographic expansion we undertake could have a material and adverse effect on our business, results of operations or financial condition.

End-user privacy concerns may limit the growth of our solutions.

Concerns have been raised with respect to the possibility that GPS-based navigation products could be used to violate personal privacy by making available a record of a person’s geographical location to others. While we do not directly collect data on the location of individual end-users, our location-based solutions could enable our mobile operator customers to collect such data if they choose to do so. The technological potential of our current or future solutions may create privacy concerns in the general public. If these or other problems with public opinion arise in connection with our solutions or the navigation and located-based services industry in general, or if new laws or regulations are passed relating to privacy concerns, our reputation, results of operations or financial condition could be materially and adversely affected.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Since we derive substantially all of our revenues from our navigation and location-based solutions in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business and results of operations. Our revenues in the automotive navigation and mobile and internet location-based media and e-commerce platform segments ultimately depend on end-user spending, which in turn depend on the end-users’ level of disposable income, perceived future earnings and willingness to spend. As there are still substantial uncertainties in the current and future conditions in the global and Chinese economies, consumers may avoid purchasing new automobiles and reduce their spending on discretionary items, such as portable navigation devices and mobile location-based services. Moreover, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payments from such customers. Further disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, the influenza A (H1N1) or another epidemic. Such occurrences could cause severe disruption to our daily operations, including our field survey, data production and sales and marketing activities, and may even require a temporary closure of our data production facilities. The March 2011 Japanese earthquake and tsunami have not had a material effect on our business. However, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our raw data, digital map database and technology systems. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

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

Our contractual arrangements with AutoNavi Software and MapABC Technology and their respective shareholders enable us to:

•	exercise effective control over AutoNavi Software and MapABC Technology;

•	receive substantially all of the economic benefits of AutoNavi Software and MapABC Technology; and

•	have an exclusive option to purchase all or part of the equity interests in each of AutoNavi Software and MapABC Technology when and to the extent permitted by PRC law.

Because of these contractual arrangements, we become the primary beneficiary of AutoNavi Software and MapABC Technology and hence treat them as our variable interest entities and consolidate their results.

If we, AutoNavi Technology or either of our variable interest entities is found to be in violation of any existing or future PRC laws or regulations, including the restrictions on foreign ownership of companies that engage in surveying and mapping, the production of digital navigation maps, aerial photogrammetry and value-added telecommunication services, including but not limited to internet content services, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the NASMG, which regulates digital navigation map production and aerial photogrammetry, the Ministry of Industry and Information Technology, which regulates value-added telecommunication services, and General Administration of Press and Publication, which regulates electronic and internet publication, as well as the Ministry of Commerce, which is the primary regulator of foreign investment in China, and the National Development and Reform Commission, would have broad discretion in dealing with such violations or failures, including:

•	revoking the business and operating licenses and surveying and mapping qualification certificates of AutoNavi Technology and our variable interest entities;

•	discontinuing or restricting AutoNavi Technology’s and variable interest entities’ operations;

•

imposing fines, confiscating the income from AutoNavi Technology and variable interest entities’ operations, or imposing conditions or other requirements with which we or AutoNavi Technology or our variable interest entities may not be able to comply; and

•	requiring us or AutoNavi Technology and our variable interest entities to restructure the relevant ownership structure or operations.

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

We rely on contractual arrangements with our variable interest entities, AutoNavi Software and MapABC Technology, and their shareholders to operate our business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. Under the current contractual arrangements, as a legal matter, if our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

Under the equity pledge agreements between our subsidiary AutoNavi Technology and the respective shareholders of AutoNavi Software and MapABC Technology, those shareholders pledged their equity interests in AutoNavi Software and MapABC Technology to AutoNavi Technology to secure AutoNavi Software’s and MapABC Technology’s obligations under the exclusive technology and consulting service agreements, the know-how license agreements and, in the case of AutoNavi Software, the domain name license agreement and the patent license agreement. Our PRC counsel, Jun He Law Offices, has advised us that these pledges were duly created by recording the pledge on AutoNavi Software’s and MapABC Technology’s respective register of shareholders in accordance with the PRC Security Law. However, according to the PRC Property Rights Law, a pledge will not be effective unless it has been registered with the relevant administration for industry and commerce. AutoNavi Software and MapABC Technology have not completed the registration of the pledges so far, and the pledges, as property rights, have not become effective under the PRC Property Rights Law. AutoNavi Technology may not be able to successfully enforce the pledges against any third parties who have acquired equity interests in good faith in AutoNavi Software and MapABC Technology. As a result, if AutoNavi Software and MapABC Technology breach their obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, AutoNavi Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges.

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

Contractual arrangements we have entered into with our variable interest entities and their respective shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities and their subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among AutoNavi Technology, our wholly-owned subsidiary in China, AutoNavi Software and MapABC Technology, our variable interest entities in China, and their respective shareholders were not entered into on an arm’s-length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust AutoNavi Software’s and MapABC Technology’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of, for PRC tax purposes, expense deductions recorded by AutoNavi Software and MapABC Technology, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on AutoNavi Software and MapABC Technology for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our consolidated net income could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay punitive interest.

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

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary, AutoNavi Technology, to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material and adverse effect on our ability to conduct our business.

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

Any limitation on the ability of AutoNavi Technology to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and variable interest entities or making additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and variable interest entities. We may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to AutoNavi Technology to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance AutoNavi Technology by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our variable interest entities, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in the surveying and mapping business or value-added telecommunication services, including but not limited to internet content services, as well as licensing and other regulatory issues.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or any variable interest entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could adversely affect our business.

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

As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent global financial crisis. Stimulus measures designed to help China weather the recent global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as direct production cost and employee compensation, may increase as a result of higher inflation. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for our solutions, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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

The navigation and location-based services industry is highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the NASMG, the General Administration of Press and Publications and the Ministry of Industry and Information Technology, are empowered to issue and implement regulations governing various aspects of the navigation and location-based services industry.

We are required to obtain various licenses and permits from different regulatory authorities in order to conduct our operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Licenses.” According to the Opinions on Strengthening the Administration of Internet Map Services and the Websites that Provide Geographical Information Services jointly issued by eight government agencies on February 25, 2008, the publication of internet maps is subject to the approval of the General Administration of Press and Publications and requires an internet publishing license. We have been providing internet map solutions since 2006, but have not obtained an internet publishing license for such business. We have obtained a surveying and mapping qualification certificate for internet map service from the NASMG. However, we cannot rule out the possibility that the General Administration of Press and Publications may demand that we suspend our internet map application business for the lack of an internet publishing license in the future and impose severe penalties on us. Although we have not generated significant revenues from our internet map application business, suspension of this business may adversely affect our growth and prospects. In addition, AutoNavi Software holds a publication operating license necessary for sales of our digital map data. However, ADF Navigation does not have such a license. We derive a substantial portion of our revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation. We cannot rule out the possibility that the General Administration of Press and Publications may demand that ADF Navigation suspend its business for the lack of a publication operating license and impose severe penalties on ADF Navigation.

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

We cannot assure you that we will be able to maintain our existing licenses and certificates or renew any of them when their current term expires. For example, our Class A surveying and mapping qualification certificate for digital navigation map production and related activities, which was issued by the NASMG, is valid until December 31, 2014 and subject to annual review. If we are unable to maintain and renew one or more of our licenses and certificates, particularly our Class A surveying and mapping qualification certificate for digital navigation map production and related activities, or obtain such renewals on commercially reasonable terms, our operations could be materially disrupted. Furthermore, if the PRC government requires additional licenses or permits in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits in a timely manner, or at all.

Fluctuations in exchange rates may have a material and adverse effect on our results of operations and your investment.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

The reporting and functional currency of our Cayman Islands holding company is the U.S. dollar. However, substantially all of the revenues and most of the expenses of our consolidated operating subsidiaries and variable interest entities are denominated in RMB. Substantially all of our sales contracts are denominated in RMB and substantially all of our costs and expenses are denominated in RMB. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material and adverse effect on the market price of our ADSs and your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary, AutoNavi Technology, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, AutoNavi Technology is able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

PRC regulations relating to acquisitions in China may subject us to requisite approval by the Ministry of Commerce and the failure to obtain such approval could have a material and adverse effect on our business, results of operations, reputation and trading price of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulation, jointly issued by six PRC regulatory agencies, include provisions that purport to require the Ministry of Commerce’s approval for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. However, the interpretation and implementation of the M&A Regulation remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on foreign acquisitions among related parties.

We currently have various agreements with our variable interest entities and their shareholders that give us effective control over them, including operating agreements and equity pledges. If the Ministry of Commerce subsequently determines that their approval was required for such contractual arrangements, we may need to apply for a remedial approval. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the Ministry of Commerce. Inability to obtain such approval or waiver from the Ministry of Commerce may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Further, we may be subject to certain administrative punishments or other sanctions from the Ministry of Commerce. The Ministry of Commerce or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of our U.S. dollars funds into the PRC, or take other actions that could have further material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The M&A Regulation and certain other PRC regulations could also make it more difficult for us to pursue growth through acquisitions.

The M&A Regulation discussed in the preceding risk factor also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including a requirement that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if either threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 is triggered. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the PRC Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to security review by the PRC Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business in part by directly acquiring complementary businesses rather than through our variable interest entities. Complying with the requirements of the new regulation to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. Participants of an employee stock ownership plan must retain a PRC agent through the PRC subsidiary of the overseas listed company for which they work to handle matters regarding foreign exchange registration, bank account opening and foreign currency remittance. The PRC agent could be a PRC subsidiary of the oversea listed company or a PRC institution that conducts assets custodian business appointed by the PRC subsidiary. The PRC agent should also retain an overseas custodian agency to handle matters in connection with the exercises or sales of stock options for the stock option plan participants. We and our PRC employees who have been granted stock options are subject to this rule and we and our PRC optionees are in the process of applying for the registration. However, we cannot assure you that we and our PRC optionees will complete such registration procedures in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Options Plan.”

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

AutoNavi Technology, AutoNavi Software, MapABC Technology, Xingtiandi Technology, PDAger and AutoNavi Xiamen qualify as “high and new technology enterprises,” which entitles them to a preferential tax rate of 15%, subject to their maintenance of the “high and new technology enterprise” status. As a “high and new technology enterprise” located in Zhongguancun, a district in Beijing, China, AutoNavi Technology is entitled to the tax-exemption in 2009 followed by a reduced tax rate of 7.5% for the subsequent three years.

The continued qualification of a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant government authorities in China. If any of AutoNavi Technology, AutoNavi Software, MapABC Technology, Xingtiandi Technology, PDAger and AutoNavi Xiamen fails to maintain its “high and new technology enterprise” qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material and adverse effect on our financial condition and results of operations.

In addition to “high and new technology enterprises,” AutoNavi Software was recognized as a “key software enterprise” for year 2010 and was entitled to a preferential tax rate of 10% in 2010 and thereafter as long as it continues to qualify as “key software enterprise.” The “key software enterprise” qualification is subject to examination and approval each year. While AutoNavi Software will apply for the “key software enterprise” qualification for 2011 in May 2012, there is no guarantee it will be able to obtain such qualification.

Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to our wholly-owned PRC subsidiary and variable interest entities will cause our effective tax rate to increase, which could have a material and adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law and its implementing rules an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT Circular 82 issued by State Administration of Taxation in April 2009 and a further notice issued in July 2011 provide certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although SAT Circular 82 and the further notice only apply to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, the determining criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the PRC Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which is the direct holding company of our PRC subsidiary, AutoNavi Technology. If our Hong Kong subsidiary is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of AutoNavi Technology, dividends that it receives from AutoNavi Technology may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 10. Additional Information—E. Taxation— People’s Republic of China Taxation—Dividend Withholding Tax.”

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to our ADSs

The market price for our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second and third quarters of 2011, which may have a material and adverse effect on the market price of our ADSs. In 2011, the trading price of our ADSs on NASDAQ varied from $8.87 to $20.20.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the quality of our solutions or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide navigation and location-based solutions;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the navigation and location-based services industry;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar; and

•	sales or perceived potential sales of our ordinary shares or ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2012, we had 196,035,580 ordinary shares outstanding, including 3,477,480 ordinary shares issued to our depositary and reserved for future grants under our share incentive plan, and we also had 91,637,100 ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

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

Our holding company is incorporated in the Cayman Islands and we conduct substantially all of our operations in China through our PRC subsidiaries and variable interest entities. All of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind in a U.S. court, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a “PFIC,” for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result we consolidate such entities’ results of operations in our consolidated financial statements. Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2011. If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2011 and any subsequent taxable year. In addition, because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year ended December 31, 2012 or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands incorporated holding company that conducts operations through our subsidiaries and consolidated affiliated entities. In April 2002, our founders began to carry out research and development activities relating to digital map data for in-dash navigation systems through AutoNavi Software Co., Ltd., or AutoNavi Software. In September 2002, we formed Beijing ADF Navigation Technology Co., Ltd., or ADF Navigation, a subsidiary of AutoNavi Software, to develop our automotive navigation business in China. In 2004, we obtained a Class A surveying and mapping qualification certificate issued by the NASMG and began providing digital map data to a major automobile manufacturer in China. In 2005, we started supplying digital map data to portable navigation device manufacturers. In 2006, we entered the internet location-based solutions market by acquiring control of Beijing MapABC Technology Co., Ltd., or MapABC Technology, a leading online map application solution provider in China. Also in 2006, we entered the mobile location-based solutions market by providing China Mobile with a nationwide digital map database for its location-based services. In December 2006, we commenced our aerial photogrammetry business by acquiring Beijing Xingtiandi Information Technology Co., Ltd., or Xingtiandi Technology, which holds a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the NASMG.

In August 2006, in order to facilitate international financing, our founders formed AutoNavi Holdings Limited, a Cayman Islands company, to be our holding company. We also formed AutoNavi International Limited, a British Virgin Islands company, to be our intermediate holding company and AutoNavi Information Technology Co., Ltd., or AutoNavi Technology, a wholly-owned subsidiary of AutoNavi International Limited, under PRC law. In October 2006, we issued 40,000,000 Series A convertible preferred shares, or Series A preferred shares, to a group of private equity investors. In January 2008, we established a Hong Kong company, AutoNavi Asia Limited, to be the direct holding company of AutoNavi Technology.

In December 2009, we distributed the equity interests in Shanghai AutoNavi Software Co., Ltd., or AutoNavi Shanghai, to all of our shareholders or their designated persons. AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, had been engaged in the telematics business, which was not part of our core business, and had accounted for 1.2% of our total revenues in 2009. The results of the telematics business have been presented as discontinued operations in this annual report.

On July 1, 2010, our ADSs, each representing four ordinary shares, commenced trading on the NASDAQ Global Select Market under the ticker symbol “AMAP.” We issued and sold a total of 8,793,750 ADSs, representing 35,175,000 ordinary shares, and the selling shareholders sold an additional 1,125,000 ADSs, representing 4,500,000 ordinary shares, in each case at an initial offering price of $12.50 per ADS. Net proceeds to us from the offering were approximately $98.1 million after deducting underwriting discounts and commissions as well as offering expenses payable by us. Each Series A preferred share was automatically converted to one ordinary share upon the closing of our initial public offering on July 7, 2010.

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

In March 2011, we acquired all the equity interests in eTag, and certain patent application rights and other intellectual property rights owned, directly and indirectly through a British Virgin Islands entity, by the individual shareholders of eTag for a total consideration of $3.2 million. eTag is a software developer specializing in mobile location-based application software utilized in personal navigation systems.

In October 2011, we and TomTom Global Content B.V., or TomTom Global, originally named Tele Atlas B.V., established a joint venture named Beijing GoldenTom Information Technology Co., Ltd., or GoldenTom, pursuant to a strategic cooperation agreement we entered into with TomTom Global in October 2010. GoldenTom is 51% owned by us and 49% held by TomTom Global. GoldenTom provides digital map databases and traffic information in China, and acts as a distribution channel of our and TomTom Global’s products.

Our principal executive offices are located at 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China. Our telephone number at this address is +86 10 8410-7000. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands. Our main website is www.AutoNavi.com. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

Overview

We are the leading provider of digital map content and navigation solutions in China. As of the date of this annual report, we have built a mobile and internet location-based media and e-commerce platform that enables us to offer our customers and business partners a broad range of location-based solutions serving a variety of consumer needs. This media and e-commerce platform also enables us to move away from being a pure business-to-business, or B2B, model to a combined B2B and business-to-consumer, or B2C, model. At the core of our business is our proprietary comprehensive and in-depth nationwide digital map database that covers approximately 3.3 million kilometers of roadway and over 20 million points of interest across China. Almost all of China’s 1.3 billion people live within the area covered by our digital map database. In addition, we have completed 3-D navigation maps of key areas in 52 major cities and photo-realistic 3-D models of 26 cities for public sector projects.

Through our nationwide digital map database and proprietary technology platform, we have become a market leader in offering the following comprehensive, integrated navigation and location-based solutions, each optimized for the Chinese market and users:

•

Automotive Navigation. We provide digital map data for in-dash navigation systems installed by a number of international and domestic automobile manufacturers on over 100 car models in China, including multiple Audi, BMW and General Motor models. According to Analysys International, we were the largest provider of digital map data for in-dash navigation systems in China, with a 58.1% market share based on the revenue from digital map data sold in 2011. We also provide aftermarket software navigation solutions to leading dealers’ optional in-dash navigation systems and portable navigation device manufacturers in China, ranging from digital map data to a “total solution” which consists of digital map data, the navigation engine and the user interface.

•

Mobile and Internet Location-based Media and E-commerce Platform. Our mobile and internet location-based media and e-commerce platform allows us to provide mobile and internet-based map application solutions to enterprises. It also allows us to provide pre-installed and downloadable navigation solutions to mobile phone and tablet computer consumers and provide digital map data and/or navigation solutions to mobile operators to support their mobile location-based services. It also enables us to develop our AMAP mobile map application software that integrate our extensive in-depth point of interest database with location-relevant content from other leading service providers and to assist automobile manufacturers to develop vehicle connectivity solutions. According to Analysys International, our paid mobile navigation application had No.1 market share in both China Mobile’s navigation market and China’s carrier navigation market in the fourth quarter of 2011, and we also became the No. 1 map application provider for mobile devices in China in the fourth quarter of 2011.

•

Public Sector and Enterprise Applications. We provide a wide range of solutions to public sector and enterprise customers, including aerial photogrammetry solutions, 3-D modeling applications, and location-based public sector and enterprise application solutions. Our solutions have a wide range of applications, such as land resource planning, emergency response, fleet management, asset tracking and other location-based business intelligence services. We are a trusted provider of location-based solutions to many prestigious public sector and enterprise customers, including two of the major financial institutions in China. One of these institutions has used our solutions to select the sites for its new branches in over 70 cities. In 2011, we developed several new customers including a state-owned public utility, three large logistics companies and several tobacco bureaus at various levels.

Our net revenues increased from $57.2 million in 2009 to $85.8 million in 2010 and further to $127.0 million in 2011, representing a two-year CAGR of 49.0%. Net income attributable to our shareholders increased from $10.4 million in 2009 to $19.1 million in 2010 and further to $36.5 million in 2011, representing a two-year CAGR of 87.3%. In 2009, 2010 and 2011, we incurred share-based compensation expenses of $4.8 million, $6.5 million and $5.4 million, respectively.

We derive substantially all of our revenues from our operations in China. With over nine years of investments in the industry, we possess the requisite understanding of the Chinese market and the technological capabilities to construct and maintain a comprehensive nationwide digital map database and provide navigation and location-based solutions that meet the needs of the Chinese market.

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

Our Database

Our database currently covers approximately 3.3 million kilometers of roadway and over 20 million points of interest across China. Almost all of China’s 1.3 billion people live within the areas covered by our database. Our database includes more than 200 detailed road attributes, traffic rules and driver assistance features, such as street and highway names, road grades, road signs, number of lanes, entries and exits, overhead crossings, traffic lights, one-way roads, turning restrictions, sharp turns, steep gradients and other traffic rules that are necessary to provide navigation functions. Additionally, our database contains a searchable and dynamically updated collection of points of interest, such as office buildings, residential communities, restaurants, hotels, tourist attractions, gas stations and parking lots. The roadways covered by our database grew from approximately 2.7 million kilometers at the end of 2009 to approximately 3.3 million kilometers as of December 31, 2011, while the number of points of interest covered increased from approximately 12 million at the end of 2009 to approximately 20 million as of December 31, 2011. We also provide real time traffic information in major cities in China.

In the course of building our database, we have accumulated a massive amount of raw data, including aerial images covering over 1,186,000 square kilometers. Our database also includes data licensed from third parties such as satellite images, location-relevant data and raw real-time traffic information provided by our business partners.

Quality Assurance

We have implemented a strict quality assurance program for the construction and maintenance of our digital map database. Our software tools conduct automatic checks to ensure that all data has been correctly entered into our database. We also conduct quality inspections throughout the database creation process. We were granted the ISO 9001:2008 certificate for our quality management system for design, production and service of navigation map and relevant support systems in July 2009. In addition, we were granted the ISO/TS 16949:2002 certificate for our automotive navigation map design and production operations in July 2009, and value-added telecommunications business including call center in August 2010. The ISO/TS 16949 standard applies to the design, development, production and, when relevant, installation and servicing of automotive-related products and is an important independent indicator of our quality process management.

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

Data Collection

We use a range of data collection methods. We have developed an extensive array of methods and standard procedures for our field surveys. For a given area, our field employees collect road and point of interest information by driving and walking through roadways and streets throughout the area. To supplement field survey, we use advanced aerial photogrammetry technologies, such as high-definition digital mapping camera (DMC) systems and light detection and ranging (LIDAR), an optical remote sensing technology used to build 3-D models, to obtain high-resolution aerial images that are used to, among other things, verify and update information in our digital map database. We also use satellite images obtained from third-party data providers to further supplement data collected through field surveys. In addition, we rely on feedback from customers and end-users, information gathered from the internet and various industry specific data obtained through our public sector and enterprise application projects. We rely on third parties for raw real time traffic data.

Data Processing

In our production facility in Beijing, our production employees process collected data into a uniform electronic format using our proprietary data processing technologies and aggregate the data into our master digital map database. Our technologies are designed to adapt to China’s rapidly changing and non-standardized road systems and to support the conversion of our map data into the different digital map formats used by various in-dash navigation systems, dealer option navigation systems, portable navigation devices, and smart phones and tablet computers. Our employees analyze and verify the data collected from sources other than field survey using a proprietary online data processing platform, which consists of a market intelligence processing system, an online data production and management system, a real-time update integration system and a quality control system. Data that have been verified through this rigorous process are promptly added into our master database and published.

Users remotely access our map database millions of times per day, generating a large amount of usage data. By studying user behavior, we continuously improve our database and develop new solution offerings. The information gathered can also help us identify necessary potential updates. For example, by studying the traffic patterns of GPS-enabled vehicles of our enterprise customers, we can detect changes to the roadway system and use the information to guide subsequent field surveys.

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

Internet Service Infrastructure

We have built an internet service infrastructure that empowers large-scale location-based services for the internet and mobile internet users. The internet service infrastructure is composed of multiple datacenters across China and enables a robust and distributed topology for cloud-based computing and global traffic management. It is capable of redirecting incoming requests to a near-by datacenter and site load balancing that deploys server clusters to power any single type of services.

Our datacenters have direct network connection to China Telecom, China Unicom and China Mobile, the three major backbone ISPs of China as well as other regional ISPs. Network connectivity is thus optimized for both fixed-line internet users and 3G mobile internet users.

Our Offerings to Customers

We provide customized navigation and location-based solutions supporting a variety of third-party applications. The following table summarizes our current offerings:

Sector	Our Solutions	Description

Automotive Navigation	• Digital map data for in-dash navigation systems	• Two-dimensional or bird’s-eye view digital map representation of roads in China, with detailed, 3-D representation of select areas for certain luxury car models

	• Aftermarket navigation solutions for dealer option navigation systems and portable navigation devices	• Ranging from map data to a “total solution,” which includes map data, a navigation engine and a user interface

Mobile and Internet Location-based Media and E-commerce Solutions	• Pre-installed and downloadable navigation applications	• Collaboration with certain mobile phone and tablet computer manufacturers and mobile operators to pre-install our navigation solutions

	• Solutions for mobile operators	• Digital map data and software to support location-based services offered by China Mobile. • Mobile navigation applications for China Mobile and China Telecom

	• Pre-installed and downloadable free map application—AMAP	• AMAP, a user-end map application software specifically designed for mobile phone users, integrates POI database and other content from third-party service providers

• Internet and mobile map API Solutions

•   Map API and other related solutions to allow websites to embed location-based service capabilities in their internet and enterprise applications

•   Mobile map API solutions to allow third-party developers to develop location-based applications for mobile phones

	• Mobile internet solutions for public sectors and enterprises	• Designed to help municipal governments improve civil management efficiency and assist enterprises to better monitor and manage resources

	• Vehicle connectivity solutions	• Helping automotive manufacturers develop solutions that integrate navigation and other information through onboard telecommunications devices

Public Sector and Enterprise Applications	• Aerial photogrammetry	• Using advanced aerial photogrammetry technologies to collect, process and classify geographic data

• 3-D digital city models	• 3-D models of landscape and geographic features and 3-D geographic information systems for certain cities

• Map data licensing	• Map data licensing to certain PRC government agencies and enterprises to support their location-based application

Automotive Navigation

In-dash Navigation Systems. We provide digital map data in the forms of DVDs and hard disk drives to in-dash navigation system manufacturers and automobile manufacturers primarily through ADF Navigation, a majority-owned subsidiary of AutoNavi Software. Our map data for in-dash navigation is generally a two-dimensional or bird’s-eye view representation of roads in China. For certain luxury vehicle models, we also provide map data with detailed 3-D representation of key areas in 52 cities. In 2007, we launched our proprietary total solution, which includes navigation engine software and digital map data, for several car models.

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

After we are selected to supply the map data by an automobile manufacturer, we work closely with the automobile manufacturer and its in-dash navigation system manufacturer to ensure system compatibility between our map data, the in-dash navigation system and the particular vehicle model. We conduct multiple rounds of indoor and outdoor testing of our map data for stability and accuracy. Upon request by our navigation system manufacturers, we periodically provide updated map data directly to the automobile manufacturers based on separately negotiated terms. In general, our update cycles range from quarterly to annually. Because providing updated map data is deemed to be publication of digital map data under applicable PRC regulations, we must obtain governmental approval before we can provide updates to automobile manufacturers.

In addition to providing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, we also combined our navigation software with the map data to provide a more complete solution to both domestic and foreign automobile manufacturers. With more and more automobile manufacturers introducing connected services, our strong navigation software capabilities, as well as our location-based cloud service platform, put us in a strong position to capture more business opportunities.

We enter into contractual relationships with either in-dash navigation system manufacturers or automobile manufacturers. Under these contracts, we receive a license fee for each copy of our map data delivered and complete solution provided. Our digital map data is currently used in in-dash navigation systems on over 100 car models made by a number of international and domestic automobile manufacturers, such as Audi, BMW and General Motors. According to Analysys International, we were the largest provider of digital map data for in-dash navigation systems in China, with a 58.1% market share based on the revenue from digital map data sold in 2011.

Aftermarket Navigation Solutions. We provide aftermarket software navigation solutions to dealer-option navigation systems and portable navigation device manufacturers, ranging from map data to a “total solution,” which consists of map data, a navigation engine and a user interface. The total solution supports processing of real-time traffic information and interactive navigation.

We generally receive a license fee for each copy of our map data delivered to our aftermarket solutions customers. Users of some models of dealer-option navigation systems or portable navigation devices can download updated map data from our website, www.autonaviclub.com, or from the websites of relevant manufacturers. We also provide updated map data through distribution channels such as automobile dealerships and consumer electronics stores. Users of dealer-option navigation systems and portable navigation devices that are connected to a mobile network can also download navigation map updates. For certain models, we support online real-time updates of points of interest.

We generally charge a license fee based on the number of copies provided to the customer. We price our customized solutions primarily based on the complexity of our solutions and market conditions.

Mobile and Internet Location-based Media and E-commerce Solutions

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

Pre-installed and downloadable navigation applications for consumers. We have collaborated with leading smart phone and tablet computer manufacturers in the Chinese market to pre-install our paid navigation solutions on mobile phones and tablet computers. We receive payments from these manufacturers based on the number of copies of solutions installed. In addition, we have released a user-end navigation solution specifically for iPhone users in China, which can be downloaded from iPhone’s online application store for a promotional price of RMB50.00 per download. The application was the highest-grossing iPhone application in China in 2011 according to Apple’s App Store Rewind 2011. The latest version, launched in January 2012, contains several unique features that have already been embraced by our users, including city-specific functions, cloud-based services, and voice command options. According to Analysys International, our paid mobile navigation application maintained its No. 1 market position in China Mobile’s navigation market with a market share of 38.7% in the fourth quarter of 2011.

Solutions for Mobile Operators. We provide mobile map and/or navigation solutions to support location-based services offered by mobile operators in China. Since 2006, we have provided a nationwide digital map database to support the mobile location-based services of China Mobile, the world’s largest mobile operator by number of subscribers. We receive payments from China Mobile primarily based on the level of usage of our map data by its mobile subscribers. In November 2009, China Mobile engaged us to jointly develop and operate a new mobile navigation service. It was launched in eight provinces and tier one cities in January 2011 and expanded to 31 provinces and tier one cities in April 2011. Under this cooperation arrangement, we provide a digital map and navigation application that is pre-installed on China Mobile subscribers’ mobile phones. China Mobile’s subscribers can also download our map data and related software applications from the internet and install them on their mobile phones. Certain dynamic information such as real-time traffic information is delivered to subscribers of this service by China Mobile. China Mobile charges subscribers to this service a fixed monthly fee or a per-usage fee and pay a pre-determined portion of that fee to us.

We are also cooperating with China Telecom to provide end users with a business platform software, which will integrate China Telecom’s map data with its point of interest data and ultimately support its location-based mobile navigation business platform, called “E Surfing,” across China Telecom’s nationwide network. Our cooperation with China Telecom in relation to the “E Surfing” service is through PDAger, which we acquired in March 2011 and which is a subsidiary of China Telecom. The cooperation agreement will expire in June 2012 and the renewal of the agreement is in process.

Our solutions for mobile operations had reached 2.5 million users by the end of 2011, and the user group continues to grow steadily. According to Analysys International, our paid mobile navigation application maintained its No. 1 market position in China’s carrier navigation market in the fourth quarter of 2011.

Pre-installed and Downloadable Free Mobile Application—AMAP. We launched AMAP, a map application software specifically designed for mobile phone users, in May 2011. AMAP is currently provided free of charge. AMAP integrates our extensive, in-depth point of interest database with complimentary dynamic content from other leading service providers and offers highly-targeted, location-relevant information and content including access to hotel reservations, retail promotions, coupons and event ticketing. Providing an all-in-one shopping solution, AMAP allows users to search for location-based promotions offered by businesses, receive routing and navigation information to those destinations and then allows users to share that information with friends and family using social networking services. We continuously enhance the functionality and service quality of AMAP, as well its compatibility with multiple mobile operating systems to broaden our AMAP user base and increase our user stickiness. In January 2012, we launched a newly upgraded version of AMAP, which include traffic broadcast function, an automatic voice-guided traffic report. This personalized navigation functionality is route-specific to each AMAP user and is an ideal solution for avoiding traffic on China’s busy roads. Other new features like voice command options provide users with hands-free search capability, enhance ease of use and improve driver safety. In December 2011, our free mobile map application had more than 40 million users, including over 20 million active users each month. According to Analysys International, we became the No. 1 map application provider for mobile devices in China in the fourth quarter of 2011.

Internet and Mobile Map API Solutions. We are a leading mobile and internet-based map application solution provider in China. We provide websites access to our digital map database, including access through map API, which enables our customers to embed rich and interactive location-relevant content into their websites or applications and also provide other location-based services. The map database is stored either on our customers’ servers or on our servers. We had more than 80,000 enterprise users of our map API services, with approximately 7,100 active enterprise users per day, in December 2011, as compared to more than 20,000 enterprise users and approximately 3,000 active enterprise users per day in December 2010.

In addition, we have developed an open mobile map API platform which allows third-party developers to use our map API, mostly free of charge, to develop map-related or location-based applications for mobile phone users. More than 7,000 third-party developers had begun using our mobile map API service for their location-based solutions, with more than 4,000 active enterprise users per day, in December 2011, as compared to more than 500 third-party developers and 300 active enterprise users per day in December 2010. Our mobile map API partners cover social network services, group-buying, classified ads, event ticketing and many others types of websites.

We provide our basic solutions to most enterprises, websites and third-party mobile application developers for free to increase awareness of our map application solutions. For a small number of customers that require use of advanced features of our digital map database, we charge either a fee based on the number of searches of our digital map database or a fixed annual fee. In addition, through MapABC.com, our map data website, we provide internet users with certain free location-based services including location-based search, public transportation search, route planning, real-time traffic information and online community services.

Mobile Internet Solutions for Public Sectors and Enterprises. By combining mobile-internet and mobile terminal technologies, we have developed location-based solutions designed to help municipal governments improve civil management efficiency. These systems have been implemented by municipal government agencies in Beijing, Shanghai, Harbin, Chengdu, Chongqing, Nanjing and Jinan for use in administration and emergency operations. For example, using GPS-enabled mobile phones and other portable devices that have our software applications installed, government workers are able to pinpoint their positions and the positions of key pieces of city infrastructure on a digital map accessible on mobile devices and send that information along with digital photos and audio-visual messages to a command center via the mobile network. These applications can assist municipal governments in more effectively managing their utilities and other public works.

We sell to enterprise customers solutions that help them better monitor and manage their resources, including gathering work attendance information, managing fleets and tracking assets through GPS-enabled mobile devices. Customers for enterprise solutions include telecom carriers, logistics companies, hotel chains and banks. We also provide tailored solutions, including map data for specific areas and in-depth data analysis, to certain enterprise customers. For example, we developed a customized solution for a major financial institution in China to assist in selecting sites for its new bank branches in over 70 cities. The solution incorporates demographic data as well as the relative locations of residential communities, shopping centers and schools in surrounding areas. We often provide our enterprise solutions as part of a larger offering provided by a system integrator to the enterprise customer, and charge a fee for these extra solutions on a project basis.

In August 2011, we began providing newly enhanced location-based business intelligence services for commercial enterprise customers. The services integrate our core mapping competencies and location-based service expertise with software provided by a leading Japanese engineering and spatial information consultancy company. Our location-based business intelligence services allow for improved selection assistance for evaluating new store locations, asset tracking, investigating potential locations for sales promotion, identifying new market opportunities and analyzing consumer behavior as well as a variety of other location-relevant services for commercial enterprises. With newly enhanced, comprehensive and tailored, location-based solutions available, our commercial enterprise customers will be able to reduce the amount of time spent planning new store locations and developing promotional strategies and should ultimately see improved operational efficiency.

Vehicle Connectivity Solutions. We help automotive manufacturers develop vehicle connectivity solutions that integrate the driver, vehicle and surrounding environment into a dynamic network through connected in-car telecommunication devices. For example, in May 2011, we assisted a major international automotive manufacturer in launching an automotive connectivity solution that provides traditional telematics functions such as roadside assistance and real time traffic information, popular internet content including weather forecasts, news updates and stock market information, as well as rich location-based information such as the location of nearby gas stations, parking lots, car dealerships and banks. In December 2010, we entered into strategic agreements with other industry players to form the joint Guangdong car owner service platform in Guangdong Province, the largest car owner service platform of its kind in Guangdong, China. This has significantly broadened our reach in the rapidly growing Guangdong market. The platform provides car owners with a broad offering of high-quality services including in-dash calling, real-time traffic updates, points of interest, travel options, discounts on Guangdong’s highway tolls as well as roadside assistance. We did not generate a material amount of revenues from vehicle connectivity solutions in 2011.

Public Sector and Enterprise Applications

Aerial Photogrammetry. We use advanced aerial photogrammetry technologies such as a high-definition digital mapping camera (DMC) system and LIDAR to collect, process and classify geographic data. We were the first private company in China to obtain the Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the NASMG. We provide aerial digital images to government agencies and large state-owned enterprises for use in various fields, including land usage survey, urban planning, mapping, environmental protection, public security, agriculture and other projects. For example, we provided aerial digital images of two entire provinces and parts of three other provinces in connection with China’s second national land survey pursuant to contracts with the Chinese government in 2007, 2008 and 2009, certain provinces in 2010, and other government related projects in 2011.

3-D Modeling Applications. We have the capability to construct photo-realistic 3-D models of landscape and geographic features and develop 3-D geographic information systems. Our 3-D geographic information system allows users to perform functions such as search, browsing, positioning, routing and spatial measuring and analysis in a 3-D virtual environment. It can serve as a city’s base management platform, onto which other additional functions designed for specific government agencies or industries can be added. We have developed 3-D digital city models and base geographic information systems for 26 cities upon commission by the respective local governments.

We provide 3-D modeling applications based on our proprietary AnGeo geographic information system, or AnGeo GIS. AnGeo GIS integrates 2-D and 3-D geographic data and supports massive 3-D model and topology uploading which allows smooth display of an entire city model on a personal computer. We have further developed specific AnGeo GIS industrial modules for industrial uses such as pipeline planning, traffic management and utilities. These have been widely accepted by our enterprise customers.

We derive revenues from our aerial photogrammetry solutions and 3-D modeling applications primarily on a project basis. We are exploring new business opportunities whereby we can leverage the aerial digital images we produced and the 3-D models we built to license their use to government agencies and other state-owned enterprises in broader areas.

Map DataLlicensing. We provide map data, with or without upgrades, to certain PRC government agencies and enterprises to support their location-based application.

Sales and Marketing

We employ different sales strategies in approaching different types of customers, according to their procurement practices. As of December 31, 2011, we had a sales and marketing force of over 220 individuals, mainly based in Beijing and Shanghai.

Historically, automobile manufacturers selected map data suppliers through in-dash navigation system manufacturers. However, in recent years, some automobile manufacturers have built a direct procurement relationship with the map data suppliers. Generally, we are selected as map data suppliers by automobile manufacturers through their formal supplier selection processes. The engineering design department of an automobile manufacturer first sends out a “request for proposal (RFP),” usually about two to four years before a new vehicle model is launched. We then partner with an in-dash navigation system manufacturer to submit a bid. We sometimes submit multiple bids together with different in-dash navigation system manufacturers. The entire selection process may take one to three years. Once we are selected, we negotiate a sales contract with the in-dash navigation system manufacturer selected by the automobile manufacturer or directly with the automobile manufacturer. For aftermarket navigation solutions, we focus our sales effort on large dealer option navigation system and portable navigation device manufacturers that are willing to pay a premium for high quality customized solutions.

We also market our solutions through sponsorships, attendance and exhibition at trade shows and conferences, advertisements in relevant industry publications and internet-based marketing using our own corporate websites. We were also the designated provider of navigation map and related application solutions for the 2010 Shanghai World Expo. In May 2011, we held a press conference to promote the launch of AMAP, which was attended by a large number of journalists, many hailing from influential news and media outlets. Also in May 2011, we conducted a contest entitled “AutoNavi 2011 China LBS Challenge,” which attracted a wide range of internet and mobile application developers and garnered considerable attention in the industry. The competition generated 500 new applications that drew the attention of more than 50,000 registered third-party developers. In December 2011, we served as a diamond sponsor for the Telematics@China 2011 Conference in Shanghai, which attracted representatives from a diverse cross-section of industries including major telecom operators in China and over 50 leading automakers in China’s automotive market.

In the public sector and enterprise applications business, we direct our sales efforts either directly at prospective end-users of our solutions or at system integrators, which integrate our solutions into their product and service offerings for the end-users. In the mobile location-based solutions business, we obtain contracts generally through participation in formal bidding processes organized by mobile operators.

Customers

A small number of customers in in-dash navigation systems, portable navigation devices and public sector and enterprise applications markets have historically accounted for a substantial portion of our total net revenues. In 2009, 2010 and 2011, our top five customers accounted for 67.5%, 72.5% and 72.0% of total net revenues, respectively. AW (Shanghai) Autoparts Trading Co., Ltd. and Alpine Electronic (China) Co., Ltd. contributed 34% and 26%, respectively, of our total revenues for the year ended December 31, 2011, as compared to 34% and 29%, respectively, of our total revenues for the year ended December 31, 2010. We anticipate that a limited number of customers will continue to represent a significant percentage of our total net revenues for the foreseeable future. As we further develop our various businesses, especially the mobile and internet location-based media and e-commerce solutions, which have historically not accounted for a significant portion of our total net revenues, the identity and concentration of our top customers may change.

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

Seasonality

Seasonality has not been a significant factor affecting our historical quarterly results of operations. Other factors, however, may cause our quarterly results of operations to fluctuate, including, among others, general demand in the automotive market, changes in car models produced by automobile manufacturers, timing of recognition of revenues and certain expenses and charges, and the project-based nature of our public sector and enterprise applications business.

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

Mobile and Internet Location-based Media and E-commerce Solutions. The mobile and internet location-based solution offering is an emerging industry and includes a broad range of new areas. We do not have any single competitor that competes with us in all these areas. Rather, we compete with different competitors in different areas.

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

•

In mobile and internet-based map application solutions, we compete primarily with internet search and information service providers. Some of them have more widely recognized brand names, greater financial resources and more experience in attracting and retaining users than we do. The competition is primarily based on access to quality map data, richness of the location-based content, ease of use, volume of users, strategic relationships and technological advancements.

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

Facilities

Our corporate headquarters are located at 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing, where we own approximately 4,900 square meters of office space. We also own approximately 4,090 square meters of office space at 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing, the address of our former headquarters and the current home of our research and development center. We maintain a production facility in the Changping Hi-tech Park in Beijing, China, where we lease approximately 8,437 square meters of office space. We also own approximately 3,200 square meters of office space in Xiamen and lease an aggregate of approximately 1,700 square meters of office space in Shanghai, Wuhan and Shenzhen.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. There are currently no legal proceedings that, in the opinion of our management, may have a material and adverse effect on our business and results of operations.

Regulation

As a provider of digital map content and navigation and location-based solutions, we are regulated by various PRC government authorities, including, among others, the NASMG, the General Administration of Press and Publications, Ministry of Industry and Information Technology (successor of Ministry of Information Industry) and the State Administration for Industry and Commerce. As the navigation and location-based services industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those which we currently have, and to address new issues that arise from time to time. Substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws and regulations applicable to the navigation and location-based services industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services and internet content provision services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Restrictions on Foreign Investment

Under the current PRC laws and regulations, foreign investors are only permitted to hold a minority interest in a Chinese entity engaged in surveying and mapping business. Moreover, foreign-invested companies are prohibited from engaging in the production of digital navigation maps and aerial photogrammetry. In addition, foreign ownership in an internet content or other value-added telecommunication service provider or an internet map service provider may not exceed 50%.

We conduct our operations in China through contractual arrangements with our variable interest entities in China, AutoNavi Software and MapABC Technology. AutoNavi Software is owned by Jun Hou, our co-founder and chairman, Congwu Cheng, our co-founder and chief executive officer, Jun Xiao, our former director, Derong Jiang, our co-founder and senior vice president of quality control, Wenzhi Ye, our co-founder, Peng Liu, our co-founder, Jianjun Yuan, our co-founder, and Dan Liu, an independent third party. MapABC Technology is owned by Jun Hou and Xiyong Tang, our senior vice president of operations and management. AutoNavi Technology and each of AutoNavi Software and MapABC Technology and their respective shareholders entered into a series of agreements, which enable us to exercise effective control over AutoNavi Software and MapABC Technology.

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

•	the business operations of our PRC subsidiaries and our variable interest entities comply in all material respects with existing PRC laws and regulations.

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

In 2009, 2010 and 2011, we derived $55.2 million, $83.7 million and $114.1 million net revenues, respectively, from our consolidated affiliated entities through contractual arrangements, representing a great majority of our total net revenues. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders.” For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Regulations on Licenses

We are required to hold a variety of permits and licenses, which, among others, include:

Certificate for Surveying and Mapping Qualification. Pursuant to the relevant PRC laws and regulations, enterprises engaging in surveying, mapping, production of maps including digital maps and internet map services must obtain proper surveying and mapping qualification certificates. AutoNavi Software holds a Class A surveying and mapping qualification certificate for digital navigation map production, map drawing, digital map, real 3-D map, other special maps, photogrammetry survey and remote observation geographic information system engineering, and internet map services issued by the NASMG and the term of this certificate is valid until December 31, 2014. This certificate is required for the creation and updating of our digital map database and the provision of navigation and location-based solutions to our customers. Xingtiandi Technology, a subsidiary of AutoNavi Software, holds a Class A surveying and mapping qualification certificate for aerial photogrammetry and a Class B surveying and mapping qualification for photogrammetry and remote sensing and related activities issued by the NASMG. We need these certificates in order to provide aerial photogrammetry solutions to our customers. In accordance with the Notice on Strengthening the Administration of Internet Map promulgated by the NASMG on December 28, 2009, an internet map service provider must obtain the surveying and mapping qualification certificate for internet map services and operate its business within the permitted business scope. The internet map used for providing value-added services must be reviewed and approved by the surveying and mapping authority. The surveying and mapping qualification certificate for digital map drawing or digital navigation map production is required for drawing and updating internet maps.

Certificate for Internet Map Service Qualification. According to the Administrative Rules of Surveying Qualification Certificate and the amended Standard for Internet Map Services issued by the NASMG in March 2009 and May 2010, respectively, the provision of internet map services by any non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the NASMG in December 2011, any entity without applying for a surveying qualification certificate for internet map services is prohibited from providing any internet map services. Our variable interest entity, MapABC Technology, obtained a surveying qualification certificate for internet map service on July 8, 2010, and PDAger obtained a surveying qualification certificate for internet map service on February 12, 2011; both certificates are effective until December 31, 2014.

ICP License. Under current PRC laws and regulations, a commercial operator of internet content provision services must obtain a value-added telecommunications business operating license, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial internet content provision operations in China. The ICP license is necessary for us to operate our websites as an internet content provider. We have obtained ICP licenses, issued by the Beijing Communications Administration, for our Autonavi.com, MapABC.com, AMAP.com and pdager.com.cn websites.

SP License. Under current PRC laws and regulations, a commercial operator of information services or call center services must obtain a value-added telecommunications business operating license, or SP license, from the appropriate telecommunications authorities in order to carry on any commercial information services or call center service operations in China. We currently hold three SP licenses, each issued by the Ministry of Industry and Information Technology, which we need in order to provide value-added location-based solutions. MapABC Technology is in the process of applying to renew its SP license.

Internet Publishing License. The General Administration of Press and Publications and the Ministry of Industry and Information Technology jointly impose a license requirement for any company that intends to engage in internet publishing, which is defined as any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet. According to the Tentative Measures for Internet Publication Administration (2002), the provision of online map services is deemed an internet publication activity. According to the Opinions on Strengthening the Administration of Internet Map Services and the Websites that provide Geographical Information Services jointly issued by eight government agencies on February 25, 2008, the publication of internet maps is subject to the approval of the General Administration of Press and Publications and requires an internet publishing license. However, we have not obtained an internet publishing license from the General Administration of Press and Publications for our internet map solutions business, nor are we aware of any other internet map service provider in China that has obtained an internet publishing license. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services and internet content provision services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Publication Operating License. Under current PRC laws and regulations, enterprises engaging in the sale and distribution of publications including electronic publications must obtain a publication operating license. AutoNavi Software holds a publication operating license necessary for selling our digital map data. However, ADF Navigation does not have such a license. We derive a substantial portion of our revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services and internet content provision services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Regulations on the Surveying and Mapping Industry

Pursuant to the relevant PRC laws and regulations, enterprises engaging in surveying, mapping and production of maps including digital maps, must obtain proper surveying and mapping qualification certificates. An enterprise must obtain the surveying and mapping qualification certificates for every specific business activity of surveying and mapping it intends to engage in, for instance, map drawing, digital navigation map production, aerial photogrammetry, geographic information system engineering and internet map services. The surveying and mapping qualification certificates, which are divided into four classes, Class A, Class B, Class C and Class D, specify the particular scope of surveying and mapping activities that an enterprise is permitted to engage in. Class A surveying and mapping qualification certificates represent the first rank in all classes. A holder of a Class A surveying and mapping qualification certificate must, among other requirements, have been granted an ISO 9000 Attestation Certificate of Quality Control System. A holder of a Class A surveying and mapping qualification certificate that includes aerial photogrammetry in the permitted business scope must also have more than 25 technical specialists, aerial photogrammetry equipment and other special equipment. The Class A surveying and mapping qualification certificates are issued by the NASMG and are effective for no more than five years subject to an annual review. Sixty days before the expiration of the Class A surveying and mapping qualification certificate, the holder must apply to the NASMG to renew the surveying and mapping qualification certificate.

Enterprises engaging in surveying and mapping must conduct their business within the scope specified in the surveying and mapping qualification certificate. Before publishing a map, enterprises engaging in map production must submit a sample of the map to the national or local bureau of surveying and mapping for review and approval. The national or local bureau of surveying and mapping will assign a review number to each map sample submitted for review. Such review number must be marked on the published version of the map. The publication of map must also be approved by the General Administration of Press and Publications. With regard to digital navigation maps, basic requirements regarding safety processing technology should be observed. Each digital navigation map must be submitted for review and approval before it is published, presented and used. Any change in the map is subject to review and approval of the relevant bureau of surveying and mapping. A sample of the published digital navigation map must be submitted to and registered with the relevant bureau of surveying and mapping.

Moreover, an internet map service provider must obtain the surveying and mapping qualification certificate for internet map services and operate its business within the permitted business scope. The map provided by the websites must be approved by the provincial-level branch of the NASMG. The websites are prohibited from providing links to overseas internet map service providers or providing virtual image maps without approval.

Regulations on Electronic Publications

According to relevant PRC laws and regulations, our digital map data are electronic publications, which can only be published by a publishing entity with an electronic publication publishing license granted by the General Administration of Press and Publications and sold by an entity with a publication operating license granted by the General Administration of Press and Publications or its local counterparts. We hold a publication operating license which we need in order to sell our digital map data. However, we do not have an electronic publication publishing license; therefore, we have entered into an agreement with SinoMaps Press, a publishing entity that holds an electronic publication publishing license. According to the agreement, we are responsible for surveying and data processing relating to the digital maps to be produced, while SinoMaps Press is responsible for map review, approval application and publishing work. The agreement is effective until November 2014. For every electronic publication and its updated version, SinoMaps Press must submit the sample map and other required information to the NASMG and the General Administration of Press and Publications for approval.

Regulations on Information Security

Due to national security concerns, enterprises engaging in surveying and mapping activities are subject to strict state secrecy laws and regulations. Surveying data and achievements are divided into two categories, basic surveying achievements and non-basic surveying achievements. Basic surveying achievements generally include, without limitation, data and pictures obtained for the purpose of establishing a nationwide uniform surveying and mapping benchmark and system, data and video obtained through basic aerial photogrammetry and other data and information regarding basic geographic information system. Other surveying achievements are deemed to be non-basic surveying achievements. Upon completing surveying and mapping activities, an enterprise must submit a copy of the basic surveying achievements and a list of the non-basic surveying achievements to a relevant bureau of surveying and mapping. The achievements obtained in projects financed by the central government should be submitted to the NASMG, while the others are to be submitted to the provincial counterpart(s) of the NASMG.

Certain basic surveying achievements are defined as state secrets, which may not be used without approval from the NASMG. The basic surveying achievements that have been defined as state secrets may not be provided to foreign organizations or individuals or foreign-invested enterprises. Our digital map data which utilize the basic surveying achievements defined as state secrets have been reviewed by the relevant bureau of surveying and mapping and have been duly processed to meet the secrecy protection requirements stipulated by relevant laws and regulations. If a holder of a surveying and mapping qualification certificate violates the measures for protecting secrecy, the PRC government may revoke its surveying and mapping qualification certificate and the holder may be subject to a variety of administrative or even criminal liabilities.

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

Pursuant to a SAFE Circular No. 142 issued by SAFE on August 29, 2008, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, on November 19, 2010 SAFE promulgated a SAFE Circular No. 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Violations of SAFE Circular No. 142 and Circular No. 59 could result in severe monetary or other penalties.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, who is referred to as a PRC resident in SAFE Circular No. 75, must register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into a special purpose company, such PRC resident must register his or her interest in the special purpose company and the change thereof with the local branch of SAFE; and (iii) when the special purpose company undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local branch of SAFE.

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

Regulations on Employee Stock Options Plan

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. In February 2012, SAFE issued the Notice on Several Issues Relating to Domestic Individuals Participating in Share Incentive Plan of Overseas Listed Company, or the New Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan previously issued in March 2007 and aim to clarify and simplify the relevant foreign exchange procedures. The New Stock Option Rules regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock ownership plans and stock option plans of overseas listed companies.

According to the New Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or stock option plan of an overseas listed company, the participant must retain a PRC agent through the PRC subsidiary of the overseas listed company for which he/she works to handle matters regarding foreign exchange registration, bank account opening and foreign currency remittance. The PRC agent could be a PRC subsidiary of the oversea listed company or a PRC institution that conducts assets custodian business appointed by the PRC subsidiary. The PRC agent must apply to the local branch of SAFE to make the foreign exchange registration for the participants. If the participants need to use RMB to participate in the employee stock ownership plan or stock option plan, the PRC agent should open a special account to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC agent should also retain an overseas custodian agency to handle matters in connection with the exercises or sales of stock options for the stock option plan participants.

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

We and our PRC employees who have participated in our share incentive plan are subject to the New Stock Option Rules. If we or our PRC employees fail to comply with the New Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiary.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities as of the date of this annual report.

D.	Property, Plants and Equipment

Our corporate headquarters are located at 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing, where we own approximately 4,900 square meters of office space. We also own approximately 4,090 square meters of office space at 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing, the address of our former headquarters and the current home of our research and development center. We maintain a production facility in the Changping Hi-tech Park in Beijing, China, where we lease approximately 8,437 square meters of office space. We also own approximately 3,200 square meters of office space in Xiamen and lease an aggregate of approximately 1,700 square meters of office space in Shanghai, Wuhan and Shenzhen.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a leading provider of digital map content and navigation and location-based solutions in China. We have built a mobile and internet location-based media and e-commerce platform that enables us to offer our customers and business partners a broad range of location-based solutions serving various aspects of consumer needs. This media and e-commerce platform also enables us to move from a pure B2B business model to a combined B2B and B2C business model. At the core of our business is our proprietary comprehensive and in-depth nationwide digital map database that covers approximately 3.3 million kilometers of roadway and over 20 million points of interest across China. Almost all of China’s 1.3 billion people live within the area covered by our digital map database. In addition, we have completed 3-D navigation maps of key areas in 52 major cities and photo-realistic 3-D models of 26 cities for public sector projects.

We have derived our revenues primarily from licensing our digital map data and navigation solutions for use in in-dash navigation systems for automobiles and for use in aftermarket navigation devices including dealer option navigation systems and portable navigation devices. We also generate revenues by offering mobile and internet location-based media and e-commerce solutions to our enterprise customers, business partners and consumers. For example, we provide website access to our digital map database through our map application programming interfaces, or API, services to more than 80,000 enterprise users in China, and more than 7,000 third-party developers have begun using our mobile map API services for their location-based solutions. We collaborate with several leading mobile phone manufacturers and tablet computer manufacturers to pre-install our paid navigation solutions on their mobile phones and tablet computers. We have released downloadable iPhone paid navigation applications. We also provide our mobile map and navigation solutions to China Mobile and navigation solutions to China Telecom to support their location-based services. In addition, we derive revenues through providing solutions to public sector and enterprise customers, including aerial photogrammetry solutions, 3-D modeling applications, location-based public sector solutions and location-based enterprise solutions.

In 2011, net revenues from our automotive navigation, mobile and internet location-based media, and public sector and enterprise applications accounted for 67.6%, 21.6% and 9.7%, respectively, of our total net revenues.

Our net revenues increased from $57.2 million in 2009 to $85.8 million in 2010 and further to $127.0 million in 2011, representing a two-year CAGR of 49.0%. Net income attributable to our shareholders increased from $10.4 million in 2009 to $19.1 million in 2010 and further to $36.5 million in 2011, representing a two-year CAGR of 87.3%. In 2009, 2010 and 2011, we incurred share-based compensation expenses of $4.8 million, $6.5 million and $5.4 million, respectively.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by the general forces driving China’s navigation and location-based services industry, which include the overall national economic growth, the increase in disposable income, the sales of new vehicles equipped with in-dash navigation systems and sales of portable navigation devices, government policies and initiatives affecting demand for digital map data and location-based solutions, and the demand for mobile and internet location-based solutions in China. Unfavorable changes in any of these general industry conditions could negatively affect our results of operations.

Our results of operations are also affected by company-specific factors, including: sales of products and services by our customers that incorporate our map data and solutions; development of new solutions utilizing our digital map database; ability to secure additional contracts and projects for our public sector and enterprise applications business; and acquisitions.

Net Revenues

Our net revenues are net of PRC business taxes and related surcharges. The following table sets forth our net revenues derived from each of our revenue sources, for the periods presented.

	Year Ended December 31,
	2009 (1)		2010 (1)		2011
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Net revenues:
Automotive navigation	36,210	63.3	63,410	73.9	85,853	67.6
Mobile and internet location-based solutions	7,035	12.3	11,322	13.2	27,420	21.6
Public sector and enterprise applications	12,468	21.8	9,061	10.6	12,278	9.7
Other	1,450	2.6	1,972	2.3	1,409	1.1

Total net revenues	57,163	100.0	85,765	100.0	126,960	100.0

(1)	In 2011, we reassessed our business lines and decide to reclassify certain revenues between “mobile and internet location-based solutions” and “public sector and enterprise applications” on the basis of whether or not the solutions use mobile/internet technology. This change has been reflected retrospectively for all the periods presented, resulting in an increase of $1.9 million and of $1.7 million in revenue from “mobile and internet location-based solutions” and a decrease of $1.9 million and $1.7 million in revenue from public sector and enterprise applications” compared to the amounts reported previously for the years ended December 31, 2009 and 2010, respectively.

Automotive Navigation

Net revenues from the automotive navigation market accounted for 63.3%, 73.9% and 67.6% of our total net revenues in 2009, 2010 and 2011, respectively. We derive revenues in our automotive navigation business primarily from licensing our map data or navigation solutions for use in in-dash navigation systems and portable navigation devices.

In-dash Navigation Systems. We derive most of revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation, a majority-owned subsidiary of AutoNavi Software. We have entered into contractual relationships with both in-dash navigation system manufacturers and automobile manufacturers. Under these contracts, we charge a license fee for each copy of our digital map data delivered. We price our digital map data based on direct negotiations with our customers and may adjust the price from time to time in response to customer requests. In addition to the initial sale of map data, we also provide updated map data to our customers based on separately negotiated terms.

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

The average selling prices for our map data licensed for use in in-dash navigation systems have in the past decreased, and may continue to decrease in the future. The average selling prices for our solutions may decline for a variety of reasons, including competitive pricing pressures, discounts we offer, phase-out of supports from navigation system manufacturers, and introduction of new business models. Our financial results will suffer if we are unable to offset any future reductions in the average selling prices by increasing our sales volumes, reducing our per unit costs, or developing new or enhanced solutions on a timely basis with higher sales prices.

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

Our licensing revenues from the aftermarket navigation solutions market in 2009, 2010 and 2011 were affected significantly by the timing and amount of the license fees we received from the one customer with which we had a fixed license fee arrangement. As sales to other dealer option navigation system and portable navigation device manufacturers increase, we expect that our licensing revenues will increasingly be affected by the number of copies of our solutions licensed and the unit license fees. The number of copies of our navigation solutions licensed is directly linked to the sales by our customers of dealer option navigation system and portable navigation devices incorporating our solutions. The unit license fees are affected primarily by competition. The portable navigation device market for digital map solutions is highly competitive with multiple map data providers. As a result of this and the relatively short product life cycles of portable navigation devices, we face greater pressure to lower prices and have adjusted prices more frequently than in the in-dash navigation systems market. We expect that this trend will continue in the future.

Mobile and Internet Location-based Solutions

Net revenues from the mobile and internet location-based solutions accounted for 12.3%, 13.2% and 21.6% of our total net revenues in 2009, 2010 and 2011, respectively. These revenues are mainly derived from the following channels:

Pre-installed and downloadable navigation applications for consumers. We collaborate with leading mobile phone makers and tablet computer makers in the Chinese market to pre-install our paid navigation applications. We receive payments from these manufacturers based on the number of copies of applications installed. In addition, we have released a user-end navigation application specifically for iPhone users in China, which can be downloaded from iPhone’s online application store for a promotional price of RMB50.00 per download. We believe this market will contribute an increasing portion of our revenues in the next several years.

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

Internet-based Map API Solutions. We derive revenues from providing third-party websites access to our digital map database allowing them to incorporate our location-based information into their own search engine and content, including through map API. The number of enterprise users of the internet map API services now stands at more than 80,000, and more than 7,000 third-party developers have begun using our mobile map API services for their location-based solutions. We provide basic solutions to most of our website customers for free to increase awareness of our map application solutions. For customers that require the advanced features of our digital map database, we charge fees for using our solutions, generally under the following arrangements: (1) a fixed annual or quarterly fee for unlimited access, or a minimum fee plus an additional fee when the website reaches certain performance goals, such as click rates or number of advertisements displayed, or (2) or a one-time map data license fee with or without upgrades provided.

Mobile Internet Solutions for Public Sectors and Enterprises. We offer location-based solutions designed to help municipal governments improve their civil management efficiency or to assist enterprises to better monitor and manage their resources, including tracking assets and managing fleets. These solution offerings usually include proprietary application software for servers and terminals, third-party hardware and software and free support services, which mainly include telephone support and free unspecified upgrades to application software on a when-and-if-available basis for one to three years.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market accounted for 21.8%, 10.6% and 9.7% of our total net revenues in 2009, 2010 and 2011, respectively. We derive revenues in this market primarily from aerial photogrammetry solutions provided to government agencies for land use survey and other purposes. Revenues from aerial photogrammetry solutions are affected by the number of projects and the size of the areas covered by our aerial surveying and mapping missions. We also derive revenues from developing 3-D digital city models and geographic information systems for local governments and providing map data to enterprises for asset management, commercial analysis and other purposes.

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

Other

Net revenues from other miscellaneous sources accounted for 2.6%, 2.3% and 1.1% of our total net revenues in 2009, 2010 and 2011, respectively. We have derived revenues from road test services provided in connection with furnishing our map data to navigation system manufacturers and automobile manufacturers, certain technical consulting services, and publishing and advertising services.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Net revenues	57,163	100.0	85,765	100.0	126,960	100.0

Cost of revenues(1)	(20,031)	(35.0)	(28,328)	(33.0)	(35,021)	(27.6)

Operating expenses:
Research and development(1)	(7,338)	(12.8)	(12,732)	(14.8)	(23,720)	(18.7)
Selling and marketing(1)	(5,608)	(9.8)	(9,335)	(10.9)	(16,428)	(12.9)
General and administrative(1)	(9,613)	(16.8)	(12,769)	(14.9)	(15,114)	(11.9)
Impairment of intangible assets	—	—	—	—	(19)	—

Total operating expenses	(22,559)	(39.4)	(34,836)	(40.6)	(55,281)	(43.5)

(1)	Include share-based compensation expenses as follows, both in an absolute amount and as a percentage of total net revenues for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	268	0.5	608	0.7	232	0.2
Research and development	601	1.0	1,559	1.8	2,464	1.9
General and administrative	1,864	3.3	2,966	3.5	961	0.8
Selling and marketing	143	0.3	1,324	1.5	1,705	1.3
Discontinued operations	1,956	3.4	—	—	—	—

Total share-based compensation expenses	4,832	8.5	6,457	7.5	5,362	4.2

Cost of Revenues

Our cost of revenues, which refers to costs directly related to the generation of revenues, consists principally of the following:

•	salary and benefit expenses for employees directly involved in data collection and processing;

•	direct production costs, which comprise primarily of aerial photogrammetry-related costs, field survey-related costs and hard disk materials cost; and

•	depreciation of facilities and equipment used in data collection and processing.

Our cost of revenues is primarily related to data collection and processing and is not directly linked to the level of our revenues. As a result, if we experience a significant increase in our revenues, we would also expect an increase in our gross margin. Our cost of revenues as a percentage of our total net revenues decreased from 33.0% for the year ended December 31, 2010 to 27.6% for the year ended December 31, 2011. Maintaining a comprehensive digital map database requires ongoing investments. As a result, we expect that the absolute amount of our cost of revenues will continue to increase.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses, general and administrative expenses and impairment of goodwill and indefinite-lived intangible assets.

Research and Development Expenses. Our research and development expenses primarily consist of salary and benefit expenses for research and development staff, including share-based compensation expenses and outsourced development expenses. Our research and development expenses as a percentage of our total net revenues were 12.8%, 14.8% and 18.7% for the years ended December 31, 2009, 2010 and 2011, respectively. The percentage increase was primarily due to significant increases in resources committed to research and development activities as part of our growth strategy. We anticipate that our research and development expenses will continue to increase. For example, we plan to devote more resources to developing new technologies and tools to enhance our database production capability and efficiency. We also plan to continue to improve the functionality and service quality of our mobile and internet location-based media and e-commerce solutions.

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

Our selling and marketing expenses as a percentage of our total net revenues were 9.8%, 10.9% and 12.9% for the years ended December 31, 2009, 2010 and 2011, respectively. The percentage increase was primarily due to increases in salary and benefit expenses, promotion and marketing expenses. Going forward, we expect our selling and marketing expenses to continue to increase as we further expand our business, especially our mobile and internet location-based media and e-commerce solutions, which may require us to further develop our brand recognition among end-users.

General and Administrative Expenses. Our general and administrative expenses primarily comprise of the following:

•	salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•	depreciation of facilities and office equipment; and

•	professional service expenses.

Our general and administrative expenses as a percentage of our total net revenues were 16.8%, 14.9% and 11.9% for the years ended December 31, 2009, 2010 and 2011, respectively as our revenues grew at a faster pace than our general and administrative expenses during this period. We expect that our general and administrative expenses will continue to increase as we incur additional costs in connection with the growth of our business and with our becoming a publicly traded company, including professional service expenses, depreciation of new properties and equipment purchased and costs to enhance our internal control.

Impairment of Intangible Assets. We review the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. We recognized an impairment expense of $19,000 in 2011 regarding the intangible assets of Beijing Yadao Xingkong Advertising Co., Ltd and Beijing Yadao Media & Culture Development Co., Ltd.

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

Because our telephone support service is ongoing and is available to all end-users of our products, we believe it is reasonable to recognize the cost as a period cost when incurred rather than accrue for the cost at the time of the original sale. We do not make a provision for warranty costs as we have no history of significant costs incurred under our warranties. Customers separately purchase from us updated versions of the digital map data.

Aftermarket Navigation Solutions. We offer customized solutions to dealer option navigation systems and portable navigation device manufacturers based on their specific needs, which range from digital map data only to a “total solution” including digital map data, a navigation engine and a user interface on a per copy basis.

When no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of map data or “total solution.”

We sometimes undertake to make available to end-users free updates to the map data and related application software in the total solution for a specified period (usually not exceeding one year) on a when-and-if-available basis. Other than free updates to map data and related application software, we only provide telephone support to end-users in addition to basic warranty terms. Because of our obligation to provide updates, we have considered whether we have adequate evidence that would allow us to bifurcate the revenues attributable to the license from the revenues attributable to the right to receive updates. However, we do not believe that we are able to establish vendor-specific objective evidence (“VSOE”) as to the fair value of the update right and consequently only recognize revenues from each license over the term of the update right commencing with the delivery of the licenses.

Under our contracts with one portable navigation device manufacturer, because of uncertainty relating to collectability in this specific instance, recognized revenues are further limited to the amount of cash received.

Mobile and Internet Location-based Solutions

Pre-installed Navigation Applications. We provide map application solutions including a perpetual license of map data, a navigation engine and a user interface, on a per copy basis to mobile phone and tablet computer manufacturers to pre-install the solutions on their products. When no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are met upon the delivery of map application solution. For the arrangement with free updates to map data and the related application software on a when-and-if-available basis, as we are not able to establish VSOE as to the fair value for updates to map data, revenues are recognized ratably over the service period if all other basic revenue recognition criteria are met.

Solutions for Mobile Operators. In our mobile location-based solutions business, we provide a nationwide digital map database to China Mobile to support its mobile location-based services provided to its subscribers. We are also cooperating with China Telecom to provide end users with a business platform software, which will integrate China Telecom’s map data with its point of interest data and ultimately support its location-based mobile navigation business platform, called “E Surfing,” across China Telecom’s nationwide network. Revenues are computed based on a pre-agreed fee per usage of the map data by mobile subscribers. Mobile operators provide us with a monthly statement, which represents the principal evidence that our solutions have been delivered. We recognize revenues on the basis of the monthly statements.

Internet-based Map API Solutions. In our internet-based map data and application solutions business, we provide map application solutions to our customers, enabling their websites to access our digital map database and incorporate our location-based information into their own website applications. Revenues are derived from the following arrangements: (1) provision of map data service for a fixed annual or quarterly fee, or a minimum fee plus an additional fee when the website reaches certain performance goals, such as click rates or number of advertisements displayed. We recognize fixed fees and minimum fees ratably over the contract periods; (2) sales of map data and related application software. When no free updates to the map data and related software are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured (these criteria are met upon the delivery of map data). For arrangements with free updates to map data and the related application software on a when-and-if-available basis, as we do not believe that we are able to establish vendor-specific objective evidence as to the fair value for updates to map data, revenues are recognized ratably over the service period assuming all other basic revenue recognition criteria are met.

Mobile Internet Solutions for Public Sectors and Enterprises. We offer location-based solutions designed to help municipal governments improve their civil management efficiency or to assist enterprises to better monitor and manage their resources, including tracking assets and managing fleets. These solution offerings usually include proprietary application software for servers and terminals, third-party hardware and software which primarily include PC server, storage and network equipment and related application software, and free support services which mainly include telephone support and free unspecified upgrades to application software on a when-and-if-available basis for one to three years.

Prior to 2011, as no VSOE of fair value of the support services had been established and the delivered software and hardware was not considered accepted by the customers until the completion of preliminary acceptance test, the entire arrangement was accounted as a single unit of accounting, resulting in the revenues and costs applicable to both the delivered software and hardware and undelivered support services being recorded ratably over the remaining service period upon the completion of the preliminary acceptance test if all other basic revenue recognition criteria were met.

In October 2009, the FASB issued guidance related to Multiple-Deliverable Revenue Arrangements. The guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) VSOE; (b) third-party evidence (“TPE”) if VSOE is not available; or (c) estimated selling price (“ESP”) if neither VSOE nor TPE is available. The Group prospectively adopted the guidance for multiple elements arrangements entered into on or after January 1, 2011 and concluded that the total arrangement consideration can be separated to (1) third-party hardware and (2) software deliverables and free support service based on relative selling prices. The revenue of third party hardware is recognized upon delivery or at the completion of preliminary acceptance test if there is any. The revenues allocated to the software deliverables which include free support services are recorded ratably over the remaining service period upon the completion of preliminary acceptance test if all other basic revenue recognition criteria are met as we are not able to establish VSOE as to the fair value of the support service. The adoption of this guidance did not have a material impact on the Group’s financial statements.

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

Map data licensing. We provide one-time map data license or map data license for a certain period with timely updates to the map data during such contract period on a when-and-if-available basis to certain PRC government agencies and enterprises to support their location-based application. When one-time map data licensing is provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of map data. For map data license for certain periods, revenues are recognized ratably over the contract period.

Other

Other services provided by us include technical consulting services, publishing and advertising services, and navigation system road test services. These revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are generally met upon the completion of the services.

Allowance for doubtful accounts

We perform ongoing credit evaluations of our customers and establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers.

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

Fair value of the ordinary shares

We were a private company with no quoted market prices for our ordinary shares before initial public offering, or IPO, on June 30, 2010. We had therefore needed to make estimates of the fair value of our ordinary shares at various dates before our IPO for the purpose of determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs in determining the grant date fair value of the award. Following our IPO, the fair value of our ordinary shares is determined by reference to the trading prices of our ADSs on NASDAQ.

The fair value of the ordinary shares underlying the compensation award granted to our employees prior to our IPO was estimated by us, with assistance from American Appraisal China Limited, or American Appraisal, an independent third-party appraiser.

The following table sets forth the fair value of our ordinary shares estimated at different dates in 2009 and 2010 before our IPO:

Date	Fair Value		Purpose of Valuation	Type of valuation
April 15, 2009	$0.45		To assess the fair value of share-based compensation expenses	Retrospective
December 24, 2009	$0.71		To assess the fair value of share-based compensation expenses	Contemporaneous
March 31, 2010	$1.97		To assess the fair value of share-based compensation expenses	Contemporaneous
April 30, 2010	$2.50	(1)	To assess the fair value of share-based compensation expenses*	Contemporaneous

(1)	The fair value of our ordinary shares on April 30, 2010 was determined based on the purchase price of our ordinary shares in a share sale by one of our shareholders to an unrelated third party in May 2010.

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

The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving the estimated cash flow were assessed in selecting the appropriate discount rates, which had been determined to be 22.0%, 20.0% and 18.0% on April 15, 2009, December 24, 2009 and March 31, 2010, respectively. The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital, or WACC, which was derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

A discount for lack of marketability, or DLOM, was also applied to reflect the fact that there was no ready public market for our shares as we were a closely held private company prior to our IPO. When determining the DLOM, the Black-Scholes option model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. Based on the analysis, DLOMs of 16%, 12% and 10% were used for the valuation of our ordinary shares as of April 15, 2009, December 24, 2009 and March 31, 2010, respectively.

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

Nevertheless, we believed that the implied increase in fair value of our ordinary shares from $1.97 per share as of March 31, 2010 to $3.125 per share, the IPO price (after adjusting for the ADS to ordinary share ratio), as set out on our prospectus dated June 30, 2010, was primarily attributable to the following factors:

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

Share-based Compensation

We adopted the 2007 Share Incentive Plan on July 15, 2007. The maximum aggregate number of our shares which may be issued pursuant to all awards under the plan, as currently in effect, is 41,987,000 shares. The options and nonvested shares discussed below were granted under the plan.

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as a compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid in capital.

Options

The table below sets forth certain information concerning share options granted on the dates indicated:

Grant Date	No. of Ordinary Shares Underlying Options Granted	Exercise Price per Share	Fair Value per Share at the Grant Date	Intrinsic Value per Option at the Grant Date	Type of Valuation
April 15, 2009	7,732,000	$0.30	$0.45	$0.15	Retrospective
December 24, 2009	7,482,000	$0.50	$0.71	$0.21	Contemporaneous
April 30, 2010	400,000	$0.50	$2.50	$2.00	Contemporaneous
April 30, 2010	644,000	$1.00	$2.50	$1.50	Contemporaneous

On March 31, 2010, options to purchase 150,000 ordinary shares were canceled, options to purchase 1,252,000 ordinary shares were canceled in exchange for the same number of immediately vested nonvested shares, the vesting schedule for options to purchase 3,670,000 ordinary shares were modified to vest immediately, and the vesting schedule for options to purchase an aggregate of 9,814,800 ordinary shares were modified to different vesting periods.

The binomial lattice option pricing model was applied in determining the fair value of our stock options granted. The key assumptions used to determine the fair value of the options at the relevant grant dates and modification date were as follows:

	2009	2010
Risk-free interest rate of return	2.772% to 3.572%	3.419%
Volatility	51.3% to 57.2%	40.2 to 50.7%
Dividend yield	0.00%	0.00%
Exercise multiple	2.0%	2.0%
Fair value of underlying ordinary share	$0.45 to $0.71	$1.97 to $2.50

The risk-free interest rate was estimated based on the yield to maturity of China’s international government bonds with a maturity period close to the contractual life of the options. The exercise multiple was estimated with reference to study on general exercise behaviors of employee stock options of public companies. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual life of the options. The dividend yield was estimated based on our expected dividend policy over the contractual life of the options. In determining the fair value of our ordinary shares prior to our IPO, we relied on valuation reports prepared by American Appraisal based on data we provided as set out in fair value of ordinary shares. The valuation reports provided us with guidelines in determining the fair value of the equity instruments, but the determination was made by our management. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise the estimates used in subsequent periods.

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

We recorded share-based compensation of $0.9 million, $4.3 million which included incremental share-based compensation of $0.5 million resulted from the modification, and $0.8 million for options granted in 2009, 2010 and 2011, respectively. There was $0.5 million of total unrecognized compensation expense related to unvested options as of December 31, 2011, which is expected to be recognized over a weighted-average period of 2.1 years.

Nonvested shares

The table below sets forth certain information concerning nonvested shares granted on the dates indicated:

Grant date	No. of nonvested Shares Granted	Fair Value per Share at the Grant Date	Type of Valuation
April 15, 2009	5,868,000	$0.45	Retrospective
December 24, 2009	2,840,000	$0.71	Contemporaneous
March 31, 2010*	1,252,000	$1.97	Contemporaneous
June 30, 2010	140,000	$3.13	Contemporaneous
February 9, 2011	168,000	$4.01	Contemporaneous
February 23, 2011	164,000	$3.81	Contemporaneous
April 27, 2011	714,587	$4.71	Contemporaneous
May 18, 2011	670,000	$4.34	Contemporaneous
June 15, 2011	120,000	$3.86	Contemporaneous
September 30, 2011	1,397,200	$3.41	Contemporaneous
February 27, 2012	4,612,000	$2.72	Contemporaneous

*	On March 31, 2010, options to purchase 1,252,000 ordinary shares granted on December 24, 2009 were surrendered for cancellation in exchange for the same number of nonvested shares that vested immediately.

The fair value of the nonvested shares at the date of grant was, before our IPO, estimated considering a number of factors and taking into account standard valuation methods. After the IPO, our closing market price as of the grant date was used as the fair value of the nonvested shares on that date.

We recorded compensation expenses of $3.9 million, $1.8 million and $4.6 million in 2009, 2010 and 2011, respectively based on the fair value of nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method. There was $8.2 million of total unrecognized compensation expense related to nonvested shares granted as of December 31, 2011, which is expected to be recognized over a weighted-average period of 3.0 years.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

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

We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report. As of December 31, 2011, our subsidiaries and consolidated variable interest entities in China are subject to tax audit at the tax authority’s discretion for the taxable years from 2006 to 2011 in accordance with the relevant PRC tax administration laws.

Uncertainties exist with respect to how the PRC Enterprise Income Tax Law applies to our overall operations, and more specifically, with regard to our tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. Our subsidiaries in the British Virgin Islands, AutoNavi International Limited and AutoNavi Investment Limited, are tax exempted.

AutoNavi Asia Limited, which was incorporated in Hong Kong, did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2009, 2010 and 2011.

Our PRC subsidiaries and variable interest entities are generally subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law, other than the preferential tax treatments enjoyed by certain entities described below.

Enterprises that meet the definition of “manufacturing foreign-invested enterprises” are entitled to a two-year exemption from income tax starting in its first tax-profitable year, followed by a 50% reduction in tax rate for the succeeding three years. ADF Navigation was granted manufacturing foreign-invested enterprise status in 2008 by the relevant tax authorities and was entitled to the exemption for the years 2008 and 2009 and a 12.5% preferential tax rate for 2010, 2011 and 2012.

Under the Enterprise Income Tax Law, an enterprise which qualifies as a “high and new technology enterprise” is entitled to a tax rate of 15%. AutoNavi Software and PDAger obtained the “high and new technology enterprise” status in 2008 and successfully renewed such status in 2011. AutoNavi Technology, MapABC Technology, Xingtiandi Technology and AutoNavi Xiamen obtained the high and new technology enterprise status in 2009. Qualifying entities can apply to renew for additional three years provided their business operations continue to qualify for the high and new technology enterprise status. We believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future.

As a high and new technology enterprise located in Zhongguancun, a district in Beijing, China, AutoNavi Technology is entitled to the tax-exemption in 2009 followed by a reduced tax rate of 7.5% for the subsequent three years.

The preferential tax rates, which were used to calculate the tax provision based on our interpretation of the Enterprise Income Tax Law, as of the balance sheet date, are presented in the following table.

	2009	2010	2011
ADF Navigation	0%	12.5%	12.5%
AutoNavi Software	15%	10%*	15%
AutoNavi Technology	0%	7.5%	7.5%
MapABC Technology	15%	15%	15%
Xingtiandi Technology	15%	15%	15%
AutoNavi Xiamen	15%	15%	15%
PDAger	15%	15%	15%

*	In February 2011, AutoNavi Software qualified as a “key software enterprise” and was therefore entitled to a preferential tax rate of 10% for 2010.

Our revenues generated from certain technology development contracts were exempt from business tax. For some of our software, we are entitled to receive a 14% rebate on the total value-added tax, or VAT, payable of 17%.

Under the Enterprise Income Tax Law, dividends from our PRC subsidiary out of earnings generated after the law came into effect on January 1, 2008 are subject to withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of our PRC subsidiary, which is directly held by our Hong Kong subsidiary, will benefit from a reduced withholding tax rate of 5% under the Arrangement to Avoid Double Taxation between Hong Kong and the central government of the PRC upon approval from the local tax authority. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of any such dividends, such dividends would be subject to withholding tax at a rate of 10% rather than withholding tax at a preferential rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.” Dividends from our Hong Kong subsidiary are exempt from withholding tax. Dividend payments are not subject to withholding tax in the British Virgin Islands or the Cayman Islands.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that you may expect for any future period.

We reassessed our business lines and reclassified our revenues for the year ended December 31, 2011 in order to better reflect our business models and facilitate investors’ understanding of our business. The reclassification was made between the revenue generated from “Mobile and Internet Location-based Solutions” and “Public Sector and Enterprise Applications” on the basis of whether or not the solutions use mobile/internet technology. The comparative figures have been adjusted to reflect the revenue reclassification.

	Year Ended December 31,
	2009		2010		2011
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Net revenues:
Automotive navigation	36,210	63.3	63,410	73.9	85,853	67.6
Mobile and Internet location-based solutions	7,035	12.3	11,322	13.2	27,420	21.6
Public sector and enterprise applications	12,468	21.8	9,061	10.6	12,278	9.7
Other	1,450	2.6	1,972	2.3	1,409	1.1

Total net revenues	57,163	100.0	85,765	100.0	126,960	100.0
Cost of revenues(1)	(20,031)	(35.0)	(28,328)	(33.0)	(35,021)	(27.6)

Gross profit	37,132	65.0	57,437	67.0	91,939	72.4

Operating expenses:
Research and development(1)	(7,338)	(12.8)	(12,732)	(14.8)	(23,720)	(18.7)
Selling and marketing(1)	(5,608)	(9.8)	(9,335)	(10.9)	(16,428)	(12.9)
General and administrative(1)	(9,613)	(16.8)	(12,769)	(14.9)	(15,114)	(11.9)
Impairment of intangible assets	—	—	—	—	(19)	—

Total operating expenses	(22,559)	(39.4)	(34,836)	(40.6)	(55,281)	(43.5)

Government subsidies	1,016	1.8	748	0.9	163	0.1
Operating income	15,589	27.3	23,349	27.2	36,821	29.0

Gain on re-measurement of fair value of the equity method investment	—	—	—	—	995	0.8
Investment income	109	0.2	—	—	—	—
Interest income	295	0.5	1,991	2.3	5,226	4.1
Change in fair value of forward contract	—	—	(2,465)	(2.9)	2,465	1.9

Foreign exchange gain/(loss)	—	—	1,504	1.8	(1,579)	(1.2)
Other income	—	—	94	0.1	188	0.1

Income before income taxes, share of net income/(loss) of equity method investment and discontinued operations	15,993	28.0	24,473	28.5	44,116	34.7

Income tax expense	(1,144)	(2.0)	(4,041)	(4.7)	(5,086)	(4.0)
Share of net income/ (loss) of equity method investment, net of tax	156	0.3	(238)	0.3	(653)	(0.5)

Income from continuing operations	15,005	26.3	20,194	23.5	38,377	30.2

Discontinued operations:
Loss from discontinued operations before income tax(1)(2)	(4,328)	(7.6)	—	—	—	—
Income tax benefit	147	0.3	—	—	—	—

Loss from discontinued operations, net of tax	(4,181)	(7.3)	—	—	—	—

Net income	10,824	19.0	20,194	23.5	38,377	30.2

Net income attributable to non-controlling interest	433	0.8	1,059	1.2	1,842	1.5
Net income attributable to AutoNavi Holdings Limited shareholders	10,391	18.2	19,135	22.3	36,535	28.8

Net income per share:
Net income from continuing operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.10		0.11		0.19
Diluted	0.10		0.10		0.18

Net income from continuing operations per Series A preferred share-Basic	0.10		0.11		—
Net loss from discontinued operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.03)		—		—
Diluted	(0.03)		—		—

Net loss from discontinued operations per Series A preferred share-Basic	(0.03)		—		—

Net income per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.07		0.11		0.19
Diluted	0.07		0.10		0.18
Net income per Series A preferred share-Basic	0.07		0.11		—

(1)	Include share-based compensation expenses as follows:

	Year Ended December 31,
	2009		2010		2011
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	268	0.5	608	0.7	232	0.2
Research and development	601	1.0	1,559	1.8	2,464	1.9
General and administrative	1,864	3.3	2,966	3.5	961	0.8
Selling and marketing	143	0.3	1,324	1.5	1,705	1.3
Discontinued operations	1,956	3.4	—	—	—	—

Total share-based compensation expenses	4,832	8.5	6,457	7.5	5,362	4.2

(2)	In December 2009, we distributed the equity interests in AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis. We recorded the pro-rata distribution at the book value of AutoNavi Shanghai, $904,000, as a reduction of retained earnings. AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this annual report.

Comparison of the Years Ended December 31, 2011 and December 31, 2010

Revenues. Our total net revenues increased by 48.0% from $85.8 million in 2010 to $127.0 million in 2011. This increase resulted primarily from increases in net revenues from our automotive navigation and mobile and internet location-based solutions.

Automotive navigation. Net revenues from the automotive navigation market increased by 35.4% from $63.4 million in 2010 to $85.9 million in 2011. This increase was attributable to a 40.4% increase in revenues from the in-dash navigation systems market, offset by a 15.9% decrease in revenues from the aftermarket navigation device market including the dealer option navigation system market and the portable navigation device market. The increase in net revenues from the in-dash navigation systems market was mainly due to an increase in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China equipped with these systems. The decrease in net revenues from the aftermarket navigation devices market was mainly due to the decrease in license fees related to one customer from which we recognize revenue based on cash we received and less contracts entered into with the portable navigation device manufacturers in 2011.

Mobile and Internet location-based solutions. Net revenues from the mobile and internet location-based solutions increased by 142.2% from $11.3 million in 2010 to $27.4 million in 2011. This increase primarily derived from the pre-installation of our navigation solutions on mobile phones, and the provision of mobile map and navigation solutions to mobile operators, which was partly contributed by the PDAger business acquired in March 2011.

Public sector and enterprise applications. Net revenues from the public sector and enterprise applications market increased by 35.5% from $9.1 million in 2010 to $12.3 million in 2011, primarily due to an increased number of aerial photogrammetry and 3-D modeling applications contracts entered in 2011.

Cost of Revenues. Our cost of revenues increased by 23.6% from $28.3 million in 2010 to $35.0 million in 2011. This increase was largely attributable to an increase in direct production costs as well as an increase in salary and benefit expenses, which resulted from the expansion of our data collection and processing work force as we continued to enhance the quality, coverage and depth of our digital map database, plus the amortization of definite intangible assets acquired from PDAger in March 2011.

Gross Profit. Our gross profit increased by 60.1% from $57.4 million in 2010 to $91.9 million in 2011. Our gross margin increased from 67.0% in 2010 to 72.4% in 2011.

Operating Expenses. Our total operating expenses increased by 58.7% from $34.8 million in 2010 to $55.3 million in 2011. Our operating expenses for the year ended December 31, 2011 included share-based compensation expenses of $5.1 million compared to $5.8 million for year ended December 31, 2010.

Research and development expenses. Our research and development expenses increased by 86.3% from $12.7 million in 2010 to $23.7 million in 2011. The increase was primarily due to higher salary and benefit expenses, a result of an increase of research and development headcount, and higher share-based compensation expenses.

Selling and marketing expenses. Our selling and marketing expenses increased by 76.0% from $9.3 million in 2010 to $16.4 million in 2011. This increase was primarily due to an increase in salary and benefit expenses as a result of an increase of sales headcount, increased marketing expenses associated with branding activities and increased business travel expenses.

General and administrative expenses. Our general and administrative expenses increased by 18.4% from $12.8 million in 2010 to $15.1 million in 2011. This increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of general and administrative personnel and increased professional service expenses, partially offset by lower share-based compensation expenses in 2011.

Government Subsidies. Government subsidies decreased by 78.2% from $0.7 million in 2010 to $0.2 million in 2011.

Operating Income. Our operating income increased by 57.7% from $23.3 million in 2010 to $36.8 million in 2011. Operating margin, or operating income as a percentage of our net revenues, was 29.0% in 2011, compared to 27.2% in 2010.

Gain on re-measurement of fair value of the equity method investment. On March 10, 2011, we acquired the remaining 80% of the equity interest in PDAger, for a total cash consideration of approximately $8.3 million. This acquisition was in addition to our previous investment of approximately $0.7 million in 2007 that resulted in a 20% ownership stake in PDAger. In connection with the acquisition of the remaining 80% of equity interest in PDAger, we re-measured our previous 20% equity interest in PDAger in 2011 based on the acquisition-date fair value and recognized a gain of $1.0 million in 2011.

Interest Income. Our interest income increased by 162.5% from $2.0 million in 2010 to $5.2 million in 2011, primarily due to higher amounts of cash and term deposit on our balance sheet.

Change in Fair Value of Forward Contract. This represents a gain on re-measurement of a forward contract, entered into in August 2010, to convert a Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term at a pre-determined exchange rate. This forward contract was determined to be a derivative. On August 18, 2011, pursuant to the forward contract with the bank, we converted the Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term. For the year ended December 31, 2011, we recorded a gain of $2.5 million in the change in the fair value of this forward contract.

Foreign Exchange Gain/(loss). The change in foreign exchange gain/(loss) was primarily due to a bank deposit of Japanese Yen for the forward contract signed in August 2010.

Income Tax Expense. Our income tax expense was $5.1 million in 2011 and the effective income tax rate for the year ended December 31, 2011 was 11.5% compared to 16.5% for the year ended December 31, 2010. The decrease in the effective tax rate was primarily due to the decrease in income tax expense of approximately $1.0 million in 2011 as one of our consolidated variable interest entities was qualified as a “key software enterprise” in February 2011 and was therefore entitled to a preferential tax rate of 10% for 2010. The cumulative effect of this qualification was reflected in 2011 that includes the date when such qualification was granted. In addition, due to our acquisition of the remaining 80% of equity interest in PDAger, the 20% equity interest previously held by us was re-measured based on the acquisition-date fair value, which resulted in a non-taxable gain of $1.0 million in 2011. The decrease in effective tax rate was also attributable to a decrease in the percentage of non-deductible expenses against taxable income.

Net Income Attributable to AutoNavi Holdings Limited Shareholders. Net income attributable to AutoNavi Holdings Limited shareholders increased by 90.9% from $19.1 million in 2010 to $36.5 million in 2011.

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

Mobile and Internet location-based solutions. Net revenues from the mobile and internet location-based solutions increased by 60.9% from $7.0 million in 2009 to $11.3 million in 2010. This increase was primarily due to a 192.3% increase in revenues from pre-installing our navigation solutions on certain mobile phone models and a 60.2% increase in revenues from our internet map application business.

Public sector and enterprise applications. Net revenues from the public sector and enterprise applications market decreased by 27.3% from $12.5 million in 2009 to $9.1 million in 2010, primarily due to a decrease in revenues from our aerial photogrammetry business, partially offset by an increase in revenues from the enterprise solutions business. The decrease in revenues from the aerial photogrammetry business was primarily attributable to a relatively large portion of revenues in 2009 being associated with the Central Government’s second national land survey project, which was nearly completed in 2009. The increase in revenues from the enterprise solutions business was largely due to an increased number of new contracts which generated revenues in 2010.

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

Change in Fair Value of Forward Contract. This represents a loss on re-measurement of a forward contract, entered into in August 2010, to convert a Japanese Yen deposit back into U.S. dollars upon the expiration of the one year term at a pre-determined exchange rate. This forward contract was determined to be a derivative. For the year ended December 31, 2010, we recorded a loss of $2.5 million in the change in the fair value of this forward contract.

Foreign Exchange Gain/(loss). The change in foreign exchange gain was primarily due to a bank deposit of Japanese Yen for the forward contract signed in August 2010.

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

Discontinued Operations. Loss from discontinued operations net of tax was $4.2 million in 2009. We did not have loss from discontinued operations for the year ended December 31, 2010 as the spin-off of AutoNavi Shanghai was completed in December 2009.

Net Income Attributable to AutoNavi Holdings Limited Shareholders. Net income attributable to AutoNavi Holdings Limited shareholders increased by 84.2% from $10.4 million in 2009 to $19.1 million in 2010.

B.	Liquidity and Capital Resources

Our principal sources of liquidity are cash generated from our operating activities and the proceeds from our initial public offering. As of December 31, 2011, we had $199.7 million in cash and cash equivalents and term deposits. As a holding company with no material operations of our own, we conduct our operations primarily through our wholly-owned subsidiary, our two variable interest entities, and the variable interest entities’ subsidiaries in China. Our PRC subsidiary’s ability to make dividend or other cash payments to us are subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary, AutoNavi Technology, to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material and adverse effect on our ability to conduct our business.” and “—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” As of December 31, 2011, our PRC subsidiaries had aggregate undistributed earnings of approximately $16.7 million which are considered to be indefinitely reinvested, and accordingly no provision has been made for the PRC dividend withholding tax that would be payable upon the distribution of those amounts to us. As of December 31, 2011, the consolidated variable interest entities had aggregate undistributed earnings of $66.7 million. Although we consolidate the results of our PRC variable interest entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands of $)
Net cash provided by operating activities	10,495	38,529	47,771
Net cash (used in)/provided by investing activities	(2,330)	(70,455)	42,619
Net cash (used in) / provided by financing activities	(2,211)	99,203	764
Net increase in cash	5,954	67,277	91,154
Effect of exchange rate changes	(15)	1,112	5,437
Cash at the beginning of the period	28,777	34,716	103,105
Cash at the end of the period	34,716	103,105	199,696

Operating Activities

Net cash provided by operating activities was $47.8 million for the year ended December 31, 2011. This amount was attributable to net income of $38.4 million, adjusted for certain non-cash expenses, principally depreciation and amortization of $7.1 million, share-based compensation of $5.4 million, offset by change in fair value of forward contract of $2.5 million, gain of $1.0 million on re-measurement of fair value of the equity method investment, and changes in certain working capital accounts that positively affected operating cash flow, primarily increases of $9.5 million in accrued expense and other current liabilities and $2.2 million in income tax payable, offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily increases of $10.8 million in accounts receivable and the decrease of 1.0 million in deferred revenue. The increase in accrued expenses and other current liabilities was primarily attributable to an increase in salaries and welfare payable. The increase in income tax payable was primarily due to the growth of income subject to the income tax. The increase in accounts receivable was primarily attributable to the increase in revenues from pre-installed and downloadable navigation solutions for mobile devices business, in-dash navigation systems and internet-based map API solution business. The decrease in deferred revenue was primarily attributable to a decrease in deferred revenue from aerial photogrammetry business and mobile internet solutions for public sectors and enterprises.

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

Investing Activities

Net cash provided by investing activities was $42.6 million for the year ended December 31, 2011. This amount was primarily due to the maturity of term deposits of $61.2 million, offset by payment of $10.3 million for the purchase of properties and equipment, mainly office improvements and equipment and furniture, and payment of $9.3 million for business acquisitions.

Net cash used in investing activities was $70.5 million for the year ended December 31, 2010. This amount was primarily due to the purchase of property and equipment, mainly office building and electronic devices, totaling $24.0 million and investment in term deposits of $62.2 million, offset by the repayment of $15.6 million in loans by the shareholders.

Net cash used in investing activities was $2.3 million for the year ended December 31, 2009, primarily due to our investment of $3.7 million for a 21.58% equity interest in a call center service provider in China, and use of $1.0 million for purchase of property and equipment, offset by the repayment of $2.2 million in loans by an entity affiliated with one of our principal shareholders.

Financing Activities

Net cash provided by financing activities was $0.8 million for the year ended December 31, 2011, primarily attributable to $1.2 million received from exercise of share options, offset by $0.5 million dividends paid by ADF Navigation to its noncontrolling shareholders.

Net cash provided by financing activities was $99.2 million for the year ended December 31, 2010, primarily attributable to $110.2 million of proceeds from issuance of ordinary shares upon our IPO in July 2010, offset by $11.1 million payments made in connection with IPO.

Net cash used in financing activities was $2.2 million for the year ended December 31, 2009, primarily attributable to $1.0 million in costs incurred in connection with our preparation of IPO and an effective distribution of $1.2 million in connection with the spin-off of AutoNavi Shanghai.

Holding Company Structure

We are a holding company with no operations of our own. We conduct our operations in China primarily through our indirect wholly owned subsidiary and our consolidated variable interest entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our PRC subsidiary and license and service fees paid by our PRC consolidated variable interest entities. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, our PRC subsidiary and consolidated variable interest entities are required to set aside certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our PRC subsidiary, being a foreign-invested enterprise established in China, is required to set aside certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. Our PRC subsidiary is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiary.

Our consolidated variable interest entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of our consolidated variable interest entities is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Effective from January 1, 2006, under the amended PRC Company Law, appropriation to the statutory public welfare fund is no longer mandatory. Appropriations to the discretionary surplus fund are made at the discretion of our consolidated variable interest entities.

Under PRC laws and regulations, our PRC subsidiary and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiary and consolidated variable interest entities.

Furthermore, cash transfers from our PRC subsidiary to our subsidiary outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary and consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Capital Expenditures

We have incurred capital expenditures primarily in connection with the purchase, renovation and furnishing of our premises, and the purchase of equipment used in our operations, such as automobile vehicles, electronic devices and certain equipment for aerial photogrammetry. Our capital expenditures in property and equipment were approximately $1.0 million, $24.0 million and $10.3 million for 2009, 2010 and 2011, respectively.

In September 2010, we made full payment of $20.8 million cash consideration for the acquisition of an office facility in Beijing with total office area of approximately 4,900 square meters. The office facility was put into use in July 2011 and serves as our new headquarters.

In March 2011, we acquired the remaining 80% equity interest in PDAger with cash consideration of $8.3 million and acquired 100% equity interest in eTag with cash consideration of $3.2 million.

We plan to fund capital expenditures primarily through cash generated from our operating activities.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

Research and development is an integral part of our continued growth. Our research and development team consists of over 900 engineers, who are focused on improving the quality of our database, increasing the efficiency of the database production process and better serving our customers’ needs. Our customers’ changing requirements for our navigation and location-based solutions drive our technology developments and innovations in data gathering, processing, delivery, presentation and applications. We spent approximately $7.3 million, $12.7 million and $23.7 on research and development in 2009, 2010 and 2011, respectively. We expect to continue to develop proprietary technologies. We may acquire or license third-party technologies where it would be more cost effective.

We are currently focused on the following research and development initiatives:

•

In April 2011, we officially became a member of the European next generation navigation data standard, or “NDS,” association. We have already set up TomTom Global’s NDS compilation system and started producing the NDS data for entire China. We will continue working closely with TomTom Global to add new NDS features into our NDS database.

•

We are continuing to enhance functionality and service quality of our mobile and internet location-based media and e-commerce solutions, especially our AMAP solutions, and establish partnerships with well-known service providers to allow consumers to benefit from more diversified and precise location-based services.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights. We hold 33 patents and have applied for the registration of an additional 90 patents, which cover a variety of technologies, including technologies relating to the collection, processing, storage and distribution of geographical and other data, data searching and navigation interface. We also seek to protect our digital map database, software and related technology through our license agreements with customers and confidentiality agreements with our employees, consultants, customers and others. We have registered 124 trademarks and 132 computer software copyrights in China. Our main website is located at www.AutoNavi.com, and we have registered 125 domain names.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2011 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands of $)
Operating Lease Obligations(1)	4,507	2,042	1,842	623

(1)	Operating lease obligations are primarily related to the leasing of office space. These leases expire through 2016 and are renewable upon negotiation.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, our ability to adequately maintain and update our digital map database and minimize errors in our solutions; our current reliance on the automotive navigation market and a small number of customers for a substantial portion of our revenues; the project-based nature of our public sector and enterprise applications business; our limited operating history in the mobile and internet location-based solutions markets; our compliance with a complex set of laws, rules and regulations governing our surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; our ability to manage our growth effectively and efficiently, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Hou	48	Chairman of the Board of Directors

Congwu Cheng	47	Director, Chief Executive Officer

Derong Jiang	46	Director, Senior Vice President of Quality Control

Jeffrey Zhijie Zeng	43	Independent Director

Daqing Dave Qi	48	Independent Director

Belinda Wang	40	Independent Director

Hongyi Zhou	41	Independent Director

Catherine Qin Zhang	46	Chief Financial Officer

Hai Cui	36	Chief Technology Officer

Yongqi Yang	47	Executive Vice President of Automotive Business

Xiyong Tang	44	Senior Vice President of Operations and Management†

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

Mr. Jeffrey Zhijie Zeng has served as our director since October 2006. Mr. Zeng is the senior managing director of CITIC Capital Holdings Limited, and the general manager and managing partner of Kaixin Investment, a venture capital fund jointly founded by China Development Bank and CITIC Capital in May 2008, which focuses on high growth small and medium companies. From 2001 to 2008, Mr. Zeng was a managing director of Walden International, a global venture capital firm, for which he was mainly responsible for venture investments in China. Prior to that, Mr. Zeng worked for CITIC Pacific Ltd. in Hong Kong and Mitsubishi Corporation in Tokyo, Japan. Mr. Zeng also serves as the chairman of China Special Article Logistics Company. Presently, Mr. Zeng serves as an independent director of E-House (China) Holdings Limited, a real estate services company in China listed on the NYSE, Vimicro International Corporation, a fabless semiconductor company listed on NASDAQ, Shanghai AJ Corporation, a company listed on the Shanghai Stock Exchange, Chinasoft International Ltd. and Great Wall Technology Company Limited, both listed on the Hong Kong Stock Exchange. Mr. Zeng also serves on the boards of a number of private companies based in China. Mr. Zeng received a bachelor’s degree in economics from the University of Nagasaki in Japan and a master’s degree in management from Stanford University.

Dr. Daqing Dave Qi has served as our independent director since June 30, 2010. Dr. Qi is a professor of accounting and the associate dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of its Executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong from 1996 to 2002. Dr. Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics. He also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the Ministry of Industry and Information Technology, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Dr. Qi also serves on the board of directors of Sohu.com Inc., Focus Media Holding Limited and Bona Film Group Limited, all listed on NASDAQ, Daqo New Energy Corporation listed on the NYSE, Honghua Group Limited, SinoMedia Holding Limited and China Huiyuan Juice Group Limited, all listed on the Hong Kong Stock Exchange, and China Vanke Co., Ltd. listed on the Shenzhen Stock Exchange. Dr. Qi received a bachelor’s degree in biophysics and a bachelor’s degree in journalism from Fudan University in China, an M.B.A. from the University of Hawaii at Manoa and a Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University. Dr. Qi is a member of the American Accounting Association.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately RMB6.1 million ($1.0 million) in cash to our executive officers, and paid an aggregate of RMB0.3 million ($48,911) in premiums for commercial medical insurance coverage for some of our executive officers. We did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and variable interest entities and the variable interest entities’ subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

2007 Share Incentive Plan

On July 15, 2007, we adopted our 2007 Share Incentive Plan, or the Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. At the annual general meeting held on December 16, 2011, our shareholders approved amendments to the Plan whereby the maximum aggregate number of our shares that may be issued pursuant to all awards under the Plan, as currently in effect, was increased to 41,987,000 shares. As of March 31, 2012, options to purchase 14,208,375 ordinary shares and 18,405,787 restricted shares, which are treated as nonvested shares under U.S. GAAP, have been granted to selected employees and directors, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of March 31, 2012, the stock options and restricted shares granted under our Plan to several of our executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Options / Restricted Shares	Exercise Price ($/Share)	Date of Grant	Date of Expiration	Vesting Schedule

Jeffrey Zhijie Zeng	* restricted shares	n/a	June 30, 2010	n/a	4 years

Daqing Dave Qi	* restricted shares	n/a	June 30, 2010	n/a	4 years

Belinda Wang	* restricted shares	n/a	June 15, 2011	n/a	4 years

Hongyi Zhou	* restricted shares	n/a	June 15, 2011	n/a	4 years

Catherine Qin Zhang	3,368,000 restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 1, 2010(1)

	1,200,000 restricted shares	n/a	February 27, 2012	n/a	3 years

Hai Cui	* restricted shares		February 9, 2011		4 years

Yongqi Yang	1,200,000 restricted shares	n/a	April 15, 2009	n/a	Vested immidiately upon grant or on March 1, 2010(1)

	1,200,000 restricted shares	n/a	February 27, 2012	n/a	3 years

Xiyong Tang	1,252,000 restricted shares	n/a	March 31,2010	n/a	Vested immediately upon grant(2)

Other individuals as a group	800,000 restricted shares	n/a	May 13,2008	n/a	Upon completion of the initial public offering

Other individuals as a group	1,300,000 restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 31, 2010

Other individuals as a group	Options to purchase 7,316,679 ordinary shares	0.30	April 15, 2009	April 15, 2016	0 – 4 years

Other individuals as a group	2,830,000 restricted shares	n/a	December 24, 2009	n/a	Vested immediately upon grant

Other individuals as a group	Options to purchase 6,002,432 ordinary shares	0.50	December 24, 2009	December 24, 2016	0 – 4 years

Other individuals as a group	Options to purchase 617,236 ordinary shares	1.00	April 30, 2010	April 30, 2017	0 – 4 years

Other individuals as a group	Options to purchase 272,028 ordinary shares	0.50	April 30, 2010	April 30, 2017	4 years

Other individuals as a group	144,000 restricted shares	n/a	February 23, 2011	n/a	4 years

Other individuals as a group	714,587 restricted shares	n/a	April 27, 2011	n/a	3 years

Other individuals as a group	560,000 restricted shares	n/a	May 18, 2011	n/a	4 years

Other individuals as a group	1,197,200 restricted shares	n/a	September 30, 2011	n/a	3-4 years

Other individuals as a group	2,212,000 restricted shares	n/a	February 27, 2012	n/a	3-4 years

*	Less than 1% of our outstanding ordinary shares as of March 31, 2012.
(1)	On March 31, 2010, the vesting schedule for these restricted shares previously granted on April 15, 2009 was accelerated so that these restricted shares vested immediately on March 31,2010.
(2)	On March 31, 2010, options to purchase 1,252,000 ordinary shares granted on December 24, 2009 were surrendered for cancellation in exchange for the same number of restricted shares that vested immediately.

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

In 2011, our audit committee held meetings or passed resolutions by unanimous written consent six times.

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

In 2011, our compensation committee held meetings or passed resolutions by unanimous written consent six times.

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

In 2011, our nominating and corporate governance committee held meetings or passed resolutions by unanimous written consent once.

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

We had 1,612, 2,162 and 2,727 employees as of December 31, 2009, 2010 and 2011 respectively. The following table sets forth the number of our employees by function as of December 31, 2011:

Functional Area	Number of Employees	% of Total

Data Collection and Processing	1,328	49%
Research and Development	921	34%
Sales and Marketing	221	8%
General Administration	257	9%
Total	2,727	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

As of March 31, 2012, we had 196,035,580 ordinary shares outstanding, 3,477,480 of which have been issued to our depositary and reserved for future grants under our share incentive plan and are therefore not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2012, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%††
Directors and Executive Officers:
Jun Hou(1)	34,325,692	17.8%
Congwu Cheng(2)	20,520,000	10.7%
Derong Jiang(3)	6,200,000	3.2%
Jeffrey Zhijie Zeng(4)	*	*
Daqing Dave Qi(4)	*	*
Belinda Wang(4)	—	—
Hongyi Zhou(4)	—	—
Catherine Qin Zhang(4)	3,368,000	1.7%
Hai Cui(4)	*	*
Yongqi Yang(4)	*	*
Xiyong Tang(5)	17,260,976	9.0%
All Directors and Executive Officers as a Group	66,471,976	34.5%
Principal Shareholders:
Double88 Capital Limited(6)	20,520,000	10.7%
Million Stone Development Limited(7)	18,240,000	9.5%
Win Stone Limited(8)	18,140,000	9.4%
Double88 Group Holdings Limited(9)	16,185,692	8.4%
Leading Choice International Limited(10)	11,043,072	5.7%

*	Less than 1%.
(1)	Includes 18,140,000 ordinary shares held by Win Stone Limited and 15,248,000 ordinary shares and 234,423 ADSs representing 937,692 ordinary shares held by Double88 Group Holdings Limited, each of which is incorporated in the British Virgin Islands. Mr. Hou is a director of Win Stone Limited and holds 74.86% of the outstanding shares of Win Stone Limited. He is also a director and the largest shareholder of Double88 Group Holdings Limited holding 45.85% of its outstanding shares. Mr. Hou disclaims beneficial ownership of the ordinary shares owned by Win Stone Limited and Double88 Group Holdings Limited except to the extent of his pecuniary interest therein. In May 2010, Win Stone Limited sold 8,000,000 ordinary shares it held to Capital Champion Holdings Limited, a British Virgin Islands company not affiliated with Win Stone Limited and its shareholders. As a result, Mr. Hou’s beneficial ownership in our company decreased from 28.6% to 23.4% at the time. The business address for Mr. Hou is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.
(2)	Includes 20,520,000 ordinary shares held by Double88 Capital Limited, which is incorporated in the British Virgin Islands. Mr. Cheng holds 100% of the outstanding shares of Double88 Capital Limited. The business address for Mr. Cheng is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, , Beijing 100102, The People’s Republic of China.
(3)	Includes 6,200,000 ordinary shares held by Progress Asia Holdings Limited, which is incorporated in the British Virgin Islands. Mr. Jiang holds 100% of the outstanding shares of Progress Asia Holdings Limited. The business address for Mr. Jiang is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.
(4)	The business address is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.
(5)	Includes 15,248,000 ordinary shares and 234,423 ADSs representing 937,692 ordinary shares held by Double88 Group Holdings Limited, which is incorporated in the British Virgin Islands, and 932,000 ordinary shares and 35,821 ADSs representing 143,284 ordinary shares directly held by Mr. Tang. Mr. Tang is a director and holds 21.48% of the outstanding shares of Double88 Group Holdings Limited. Mr. Tang disclaims beneficial ownership of the ordinary shares owned by Double88 Group Holdings Limited except to the extent of his pecuniary interest therein. The business address for Mr. Tang is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.
(6)	Double88 Capital Limited, a company incorporated in the British Virgin Islands, is 100% owned by Mr. Congwu Cheng. The registered address for Double88 Capital Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Million Stone Development Limited, a company incorporated in the British Virgin Islands, is 25% owned by Mr. Jianjun Yuan, a co-founder of our company, and 75% owned by Mr. Dan Liu, an independent third party. As directors of Million Stone Development Limited, Messrs. Jianjun Yuan and Dan Liu share voting and investment powers with respect to the ordinary shares owned by Million Stone Development Limited. Each of Mr. Jianjun Yuan and Mr. Dan Liu disclaims beneficial ownership of the ordinary shares owned by Million Stone Development Limited except to the extent of his pecuniary interest therein. The registered address for Million Stone Development Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Win Stone Limited, a company incorporated in the British Virgin Islands, is 74.86% owned by Mr. Jun Hou and 25.14% owned by Mr. Peng Liu, a co-founder of our company. In May 2010, Win Stone Limited sold 8,000,000 ordinary shares it held to Capital Champion Holdings Limited. As a result, its beneficial ownership in our company decreased from 17.2% to 11.9% at the time. As directors of Win Stone Limited, Messrs. Jun Hou and Peng Liu share voting and investment powers with respect to the ordinary shares owned by Win Stone Limited. Each of Mr. Jun Hou and Mr. Peng Liu disclaims beneficial ownership of the ordinary shares owned by Win Stone Limited except to the extent of his pecuniary interest therein. The registered address for Win Stone Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(9)	Double88 Group Holdings Limited, a company incorporated in the British Virgin Islands, is 45.85% owned by Mr. Jun Hou, 32.67% owned by Mr. Wenzhi Ye, a co-founder of our company, and 21.48% owned by Mr. Xiyong Tang. Mr. Wenzhi Ye disclaims beneficial ownership of the ordinary shares owned by Double88 Group Holdings Limited except to the extent of his pecuniary interest therein. The registered address for Double88 Group Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(10)	Leading Choice International Limited, a company incorporated in the British Virgin Islands, is 100% owned by Mr. Jun Xiao, a former director. The registered address for Leading Choice International Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

95,114,580 of our ordinary shares, representing 48.5% of our total outstanding shares, are held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program, as of March 31, 2012. Of the 95,114,580 ordinary shares held by Deutsche Bank Trust Company Americas, 3,477,480 ordinary shares are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Agreements that Provide Us Effective Control over AutoNavi Software and MapABC Technology

Operating Agreements. Pursuant to the operating agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software, AutoNavi Software must designate the candidates nominated by AutoNavi Technology to be the directors on its board of directors, and must appoint the persons recommended by AutoNavi Technology to be its president, financial controller and other senior executives. AutoNavi Software also agrees to accept the policies and guidance provided by AutoNavi Technology from time to time relating to employment, termination, operations and financial management. Moreover, AutoNavi Software agrees that it will not engage in any transactions that could materially affect its assets, liabilities, rights or operations without the prior consent of AutoNavi Technology. Such transactions include incurrence or assumption of any indebtedness; sale or purchase of any assets or rights, including but not limited to intellectual property rights; incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under this agreement to a third party. Subject to AutoNavi Software’s compliance with the terms of the agreement, AutoNavi Technology may AutoNavi Software’s performances under any agreements or arrangements relating to their business operations with any third party. The term of this agreement will expire on September 27, 2016 and may be extended with AutoNavi Technology’s written confirmation prior to the expiration date. The term of the extension will be determined by AutoNavi Technology in its written confirmation. AutoNavi Technology may terminate the agreement at any time by providing 30 days’ advance written notice to AutoNavi Software and to each of its shareholders. Neither AutoNavi Software nor any of its shareholders may terminate this agreement prior to its expiration date.

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

Agreements that Transfer Economic Benefits to Us

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service agreement between AutoNavi Technology and AutoNavi Software, AutoNavi Technology has the exclusive right to provide to AutoNavi Software technology consulting and services related to geographic information systems (GIS), GPS systems, remote sensing technology, digital map, in-dash navigation, portable navigation, mobile and internet location-based services, and certain other business areas. Without the prior written consent of AutoNavi Technology, AutoNavi Software may not accept technology consulting and services relating to the above business areas provided by any third party with a contract price exceeding RMB1.0 million ($0.2 million). AutoNavi Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. AutoNavi Software agrees to pay annual service fees to AutoNavi Technology in an amount equal to a certain percentage of AutoNavi Software’s annual net revenues. AutoNavi Technology is entitled to adjust the service fee rate from time to time according to the amount of services it has provided to AutoNavi Software. There is no limit on the amount of services AutoNavi Technology can potentially provide to AutoNavi Software. The term of this agreement will expire on September 27, 2016 and may be extended only with AutoNavi Technology’s written confirmation prior to the expiration date. The parties to this agreement will review the agreement at three-month intervals and decide if any amendment is needed. AutoNavi Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to AutoNavi Software.

The exclusive technology consulting and service agreement between AutoNavi Technology and MapABC Technology is substantially similar to the exclusive technology consulting and service agreement described above.

Patent, Know-how and Domain Name License Agreements. Pursuant to the patent, know-how and domain name license agreements between AutoNavi Technology and AutoNavi Software, AutoNavi Technology grant AutoNavi Software a non-exclusive, non-assignable and non-transferable right to use AutoNavi Technology’s patents, know-how and domain names. AutoNavi Software can only use the patents, know-how and domain names to conduct business according to its authorized business scope. The annual license fee is RMB50,000 ($7,944) for each patent, RMB10,000 ($1,589) for each domain name and RMB50,000 ($7,944) for all the know-how. AutoNavi Technology may waive the license fees at its own discretion. AutoNavi Technology owns the rights to any new technology developed due to implementation of the contract and utilization of AutoNavi Technology’s patents and know-how. These agreements have ten-year terms, which will expire on September 27, 2016. In the case of the patent and domain name, the license agreements may expire at the expiration date of the patent and domain name, respectively, if it is less than ten years from the date of the agreement. In addition, with AutoNavi Technology’s written confirmation prior to the expiration date, all the license agreements can be extended for one year. The parties will review each agreement at three-month intervals and determine if any amendment is needed.

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

AutoNavi Software and MapABC Technology have not completed the registration of the pledges with the relevant administration for industry and commerce so far, and the pledges, as property rights, have not become effective under the PRC Property Rights Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with AutoNavi Software and MapABC Technology and their shareholders for our China operations, which may not be as effective as direct ownership, in providing operational control.”

Agreements that Provide Us the Option to Purchase the Equity Interest in AutoNavi Software and MapABC Technology

Exclusive Purchase Option Agreements. Pursuant to the exclusive purchase option agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software, AutoNavi Software’s shareholders irrevocably grant AutoNavi Technology (or its designated representative(s)) an exclusive option to purchase, to the extent and in the minimum amount permitted under PRC law, all or part of their equity interests in AutoNavi Software. AutoNavi Technology or its designated representative(s) has sole discretion to decide when to exercise the option, whether in part or in full. Without the prior written consent of AutoNavi Technology, AutoNavi Software may not amend the articles of association, increase or decrease the registered capital, sell, transfer, mortgage, create or allow any encumbrance or otherwise dispose of the assets, business, revenues or other beneficial interests, incur or assume any indebtedness, or enter into any material contracts with an amount exceeding RMB1.0 million ($0.2 million), except in the ordinary course of business. The term of the agreement will expire on September 27, 2016 and may be extended for an additional ten years at AutoNavi Technology’s discretion.

The exclusive purchase option agreement and the supplementary agreement among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology contain terms substantially similar to the exclusive purchase option agreement described above.

Registration Rights

Holders of ordinary shares converted from our series A preferred shares are entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration.

Demand Registration Rights. Anytime after six months following an initial public offering the holders of at least 15% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities as long as the aggregated offering price of the registration exceed $10,000,000. We, however, are not obligated to effect a demand registration if, among other things, we have already effected one demand registration, or if the initiating holders propose to dispose of the registrable securities that may be registered on Form F-3. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be seriously detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

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

Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration, except for underwriting discounts and commissions relating to the registration and sale of their shares, unless a registration request is subsequently withdrawn at the request of the holders of ordinary shares converted from our Series A preferred shares.

Loans Extended to Certain Directors and Entities Controlled by Certain Directors and Shareholders

Historically, we extended loans to certain directors and entities controlled by certain directors and executive officers. As of December 31, 2009, the total outstanding balance due from these related parties were $14.9 million, which are due on demand, interest free and uncollateralized. These amounts include loans made directly to three directors, Messrs. Jun Hou, Congwu Cheng and Derong Jiang, and one former director, Mr. Jun Xiao, for their personal uses. The amounts also include loans extended to three entities affiliated with certain of our directors and executive officers: (1) Guangxi Fangchenggang Yingang Port Co., Ltd., which is owned by Messrs. Jun Hou and Congwu Cheng, (2) China Da Tong Industrial Co., Ltd., whose board of directors include Messrs. Jun Hou, Congwu Cheng and Jun Xiao, and (3) Hunan Huanglongdong Investment Co., Ltd., whose board of directors include Messrs. Jun Hou, Congwu Cheng and Jun Xiao. The loans were extended to these entities to meet their respective financing needs. The loans previously extended to our directors and former director, and entities under their control described above were repaid in full in May 2010.

We extended loans to Hunan Phoenix Ancient City Tourism Co., Ltd., which is majority owned by Mr. Wenzhi Ye, an indirect principal shareholder of our company, to meet its financing needs. As of December 31, 2009, 2010 and 2011, the total outstanding balances of such loans were $1.8 million, $1.2 million and $0.2 million, which are due on demand, interest free and uncollateralized.

Transactions with the Spun-off Business

In 2010, we had expenses of $0.5 million relating to the outsourcing of a portion of our research and development to Beijing GaoDeTaiXin Technology Co., Ltd., which is part of the telematics business we spun off in December 2009. No such expenses were incurred in 2011.

Transactions with A Minority Owned Entity

Through AutoNavi Software, we hold a 24.21% equity interest in Beijing 95190 Information Technology Co., Ltd., a Beijing-based call center service provider. In 2009, we made sales to Beijing 95190 Information Technology Co., Ltd. in the amount of $2,000. We did not make any sales to Beijing 95190 Information Technology Co., Ltd. in 2010 and 2011.

Transactions with A Joint Venture

On October 28, 2011, AutoNavi Software and TomTom Global established a joint venture, GoldenTom, to provide digital map databases and traffic information in China. GoldenTom is 51% owned by us and 49% held by TomTom Global, and acts as a distribution channel of our and TomTom Global’s products. Pursuant to the investment agreement between TomTom Global and us, the significant decisions in the ordinary course of business of GoldenTom should be made by all members of GoldenTom’s board of directors unanimously, including those appointed by TomTom Global and us. As a result, we do not have control over GoldenTom, and we and TomTom Global share the control over the significant activities of GoldenTom. Our investment in GoldenTom is therefore accounted for as an equity method investment. Total revenues generated by GoldenTom were shared among GoldenTom, TomTom and us by 10%, 25% and 65%, respectively. For the year ended December 31, 2011, the receivable from GoldenTom was $1.1 million, of which $0.2 million was recognized as revenue and $0.6 million recorded as deferred revenue due to post contract service term. The total shared revenue of $1.1 million had not been collected as of December 31, 2011.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations.

Dividend Policy

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-167402), as amended, initially filed with the Commission on June 9, 2010. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs have been listed on the NASDAQ Global Select Market since July 1, 2010 under the symbol “AMAP.” Each ADS represents four of our ordinary shares.

In 2011, the trading price of our ADSs on the NASDAQ Global Select Market ranged from $8.87 to $20.20 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NASDAQ Global Select Market for our ADSs.

	Sales Price ($)
	High	Low
2010	22.72	12.62
Third quarter	18.05	12.62
Fourth quarter	22.72	15.10
2011	20.2	8.87
First quarter	19.90	15.08
Second quarter	20.2	14.01
Third quarter	16.9	13.07
Fourth quarter	14.98	8.87
October	14.98	12.4
November	12.8	9.32
December	11.3	9.02
2012
First quarter	13.54	9.50
January	12.25	9.50
February	12.04	10.50
March	13.54	11.87
April (through April 24)	12.89	11.45

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been traded on the NASDAQ Global Select Market since July 1, 2010. Our ADSs trade under the symbol “AMAP.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2011 Revision), insofar as they relate to the material terms or our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Board of Directors.”

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

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as NASDAQ may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through AutoNavi Asia Limited, our equity interest in AutoNavi Technology, our subsidiary in the PRC. Our business operations are principally conducted through AutoNavi Software, MapABC Technology and their subsidiaries. The PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As AutoNavi Asia Limited is a Hong Kong company and owns 100% of AutoNavi Technology, under the aforesaid arrangement, any dividends that AutoNavi Technology pays AutoNavi Asia Limited may be subject to a withholding tax at the rate of 5% if AutoNavi Asia Limited is not considered to be a PRC tax resident enterprise as described below. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to the withholding tax rate of 10%.

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the PRC Enterprise Income Tax Law and its implementation rules, enterprises that were established before March 16, 2007, the date when the PRC Enterprise Income Tax Law was promulgated, and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

The new PRC Enterprise Income Tax Law and its implementing rules permit certain “high and new technology enterprises strongly supported by the State” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification on April 14, 2008.

AutoNavi Technology, AutoNavi Software, MapABC Technology, Xingtiandi Technology, PDAger and AutoNavi Xiamen were recognized by the local provincial level Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprise” in May 2009, December 2008, May 2009, June 2009, December 2008 and December 2009, respectively. Therefore, after the PRC Enterprise Income Tax Law became effective, these entities are entitled to the preferential enterprise income tax rate of 15%. AutoNavi Software and PDAger Technology have successfully renewed their “high and new technology enterprise” qualification in 2011. We intend to renew the “high and new technology enterprise” qualifications for AutoNavi Technology, MapABC Technology, Xingtiandi Technology and AutoNavi Xiamen when their current “high and new technology enterprise” qualification expire. However, we cannot assure you that each of these entities can continue to be recognized as “high and new technology enterprises” or renew this qualification when the current term expires, and thus continue to be entitled to the preferential enterprise income tax rate of 15% or other preferential enterprise income tax treatment.

Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The relevant implementation rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. Specifically, a circular and a further notice issued by the State Administration of Taxation provide that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe that our holding company AutoNavi Holdings Limited, its wholly owned subsidiary AutoNavi International Limited or AutoNavi Asia Limited meets all of the conditions above. These three entities are holding companies incorporated outside of the PRC, and their key assets and records, including accounting books, company seals, and minutes and files of their respective board and shareholders’ meetings, are located and maintained outside of the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that none of these three offshore entities should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” were deemed applicable to us. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities. In the event that any of these entities is considered a PRC resident enterprise, (1) we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; and (2) dividend income that Autonavi Asia Limited receives from our PRC subsidiary, however, may be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

PRC VAT and Business Tax

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity or individual engaged in the sales of goods, provision of specified services and importation of goods into China is generally required to pay a VAT at the rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, the Notice of the State Council on Issuing Several Policies on Further Encouraging the Development of the Software and Integrated Circuit Industries issued in 2011 and the Notice of the Ministry of Finance and the State Administration of Taxation on Value Added Tax Policies for Software Products issued in 2011, an enterprise classified as a “software enterprise” will be entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to sales of software products made by itself (excluding export sales). Such refund will not be treated as taxable income and must be used for funding its software research and development and the expansion of its production capacity. Pursuant to the Notice of the Ministry of Finance and the State Administration of Taxation on Value Added Tax Policies for Software Products issued in 2011, an entity that develops software products on commission may be entitled to an exemption of VAT if, according to the contractual arrangement, the copyright of the products developed by it shall be owned by the commissioning party or jointly owned by the developer and commissioning party. Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues.

Dividend Withholding Tax

We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which is the direct holding company of our PRC subsidiary. Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary by our PRC subsidiary are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the PRC Enterprise Income Tax Law and holds at least 25% of the equity interest of our PRC subsidiary. The State Administration for Taxation promulgated a SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In addition, as described above, our Hong Kong subsidiary may be considered a PRC resident enterprise for enterprise income tax purposes, in which case dividends received by it from our PRC subsidiary may be exempt from the PRC withholding tax because such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient.

As there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a “PFIC,” for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entities will be treated as ownership of stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

We believe that we primarily operate as an active provider of digital map content and navigation and location-based solutions in China. Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not believe that we were a PFIC the taxable year ending December 31, 2011. If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2011 and any subsequent taxable year. In addition, because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year ending December 31, 2012 or future taxable years.

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

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain non-passive income as passive royalty income, or our classification or valuation of our goodwill and other unbooked intangibles, each of which may result in our company being or becoming classified as a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our 2011 or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. For dividends received in taxable years beginning before January 1, 2013, a non-corporate recipient will be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ, as are our ADSs (but not our ordinary shares). Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the dividends we pay on our ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source gain. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, such holder will include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over the holder’s adjusted basis in such ADSs or ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on NASDAQ, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on NASDAQ and are regularly traded, and a U.S. Holder holds ADSs, we expect that the mark-to-market election would be available to such U.S. Holder were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” or “QEF” election with respect to such PFIC to elect out of the tax treatment discussed above if we provide such U.S. Holder with certain information. Because we do not intend to prepare or provide the information that would enable a U.S. Holder to make a QEF election, each U.S. Holder should assume that the QEF Election will not be available.

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

Information Reporting and Backup Withholding

The United States tax compliance rules impose reporting requirements on certain United States investors in connection with holding interests of a non-United States company, including our ADSs or ordinary shares, that is not held in an account maintained by a U.S. “financial institution.” These rules also impose penalties if an individual U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. We have not used any derivative financial instruments to manage our interest risk exposure.

In August 2010, we engaged a bank to convert $40.0 million into approximately JPY3.4 billion and made a one-year fixed interest rate Japanese Yen deposit with the bank. In August 2011, we converted the Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term. Over the one-year term, we recorded an accumulated interest income of $1.9 million in relation to the Japanese Yen deposit.

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, we earn substantially all of our revenues and incur most of our expenses in RMB, and substantially all of our sales contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2011, we had an RMB denominated cash balance of RMB962.3 million and a U.S. dollar denominated cash balance of $46.8 million. Assuming we had converted the U.S. dollar denominated cash balance of $46.8 million as of December 31, 2011 into RMB at the exchange rate of $1.00 for RMB6.2939 as of December 30, 2011, this cash balance would have been RMB294.6 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB291.6 million as of December 31, 2011. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Assuming we had converted the RMB-denominated cash balance of RMB962.3 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2939 as of December 30, 2011, this cash balance would have been $152.9 million. Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $151.4 million.

In connection with our conversion of $40.0 million into approximately JPY3.4 billion and one-year fixed interest rate deposit of such Japanese Yen in August 2010, we also signed a forward contract to convert the Japanese Yen deposit into U.S. dollar upon the expiration of the one-year term at a pre-determined exchange rate. In August 2011, we converted the Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term of the forward contract. Over the life of the forward contract, we recorded an accumulated foreign exchange loss of $0.6 million in relation to the Japanese Yen deposit.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3% and an increase of 5.4%, respectively. The year-over-year percent changes in the consumer price index for February 2010, 2011 and 2012 were increases of 2.7%, 4.9% and 3.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a significant portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur in relation to the establishment and maintenance of our ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us for certain fees payable to the depositary by holders of our ADSs. For the year ended December 31, 2011, we did not receive any reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of our ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of security holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number 333-167402) for our initial public offering of 7,500,000 ADSs, representing 30,000,000 ordinary shares, which registration statement was declared effective by the SEC on June 30, 2010. Goldman Sachs (Asia) L.L.C. was the managing underwriter for our initial public offering. We issued and sold all registered ADSs at an initial offering price of US$12.50 per ADS, and we received net proceeds of approximately US$98.1 million from our initial public offering.

For the period from the effective date to December 31, 2011, we used net proceeds from our initial public offering as follows:

•	approximately US$30.0 million to expand our data processing facilities and build a research and development center;

•	approximately US$1.5 million to fund the capital expenditure for our aerial photogrammetry business;

•	approximately US$24.3 million to purchase and decorate the new office facility serving as the new headquarters; and

•	approximately US$42.3 million for general corporate purposes, including acquisitions of complementary businesses.

ITEM 15.	CONTROLS AND PROCEDURES

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited the effectiveness of our internal control over financial reporting as of December 31, 2011 and has issued an attestation report set forth below.

Report of independent registered public accounting firm

To the board of directors and shareholders of autonavi holdings limited

We have audited the internal control over financial reporting of AutoNavi Holdings Limited, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the Group’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Group’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and our report dated April 25, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 25, 2012

Changes in Internal Control over Financial Reporting

We previously disclosed in our annual report on Form 20-F for the year ended December 31, 2010 that we had identified a material weakness and a significant deficiency in internal control over financial reporting. The material weakness observed related to lack of accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency observed related to a need to enhance our accounting policies and procedures manual in accordance with U.S. GAAP.

In response to the above outlined material weakness and significant deficiency identified in our 2010 annual report on Form 20-F, in cooperation with our board of directors and under the supervision of our audit committee, we have actively engaged during fiscal 2011 in a number of actions to remediate the material weakness and significant deficiency described above, including: (1) hiring additional accounting personnel with extensive experience in U.S. GAAP and SEC reporting requirements and strong analytical skills; (2) providing regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics; (3) engaging one of the major international accounting firms as our external consultant on internal control matters to supplement our existing internal control team to provide us Section 404 readiness service; (4) expanding our internal control team by hiring two managers with a specialization in internal control and experience at major international accounting firms; (5) having Dr. Daqing Dave Qi, a professor of accounting and member of the American Accounting Association, chair our audit committee as a financial expert; and (6) enhancing the accounting manual with more detailed guidance on accounting policies and procedures.

As of December 31, 2011, management determined that the applicable controls were effectively designed and operating so as to enable management to conclude that the aforementioned material weakness and significant deficiency have been remediated.

Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Daqing Dave Qi, a member of our audit committee, qualifies as an “audit committee financial expert.” Dr. Daqing Dave Qi is an independent director under the standards set forth in Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934.

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

	For the Year Ended December 31,
	2010	2011
	US$	US$
	(In thousands)
Audit fees(1)	850	1,403
Tax fees(2)	97	96

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering.
(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

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

No shares were repurchased during 2011. We publicly announced a share repurchase plan on February 28, 2012, pursuant to which we are authorized to repurchase up to US$50.0 million worth of our ADSs until February 26, 2013. Pursuant to the share repurchase plan, the Company has repurchased a total of 73,567 ADSs, representing 294,268 ordinary shares, with a total consideration of approximately $0.9 million at the price range of $11.63 to $12.57 per ADS including brokerage commissions.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. We have not relied on and currently have no intention to rely on any of the home country practices with respect to corporate governance matters. Our corporate governance practices do not differ in any significant way from those followed by domestic companies under the NASDAQ Marketplace Rules.

In accordance with NASDAQ Marketplace Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at http://ir.autonavi.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of AutoNavi Holdings Limited and its subsidiaries and variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 from our F-1/A registration statement (File No. 333-167402), as amended, filed with the Commission on June 16, 2010).

4.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-168890), filed with the Commission on August 17, 2010).

4.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

Exhibit Number	Description of Document

4.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts dated as of June 30, 2010 (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-168890), filed with the Commission on August 17, 2010).

4.4	Shareholders Agreement between the Registrant and other parties therein dated as of October 10, 2006 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

8.1*	Subsidiaries of the Registrant

10.1	2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010) and amendment adopted by the shareholders meeting on December 16, 2011 (incorporated by reference to Form 6-K furnished to the Commission on December 16, 2011)

10.2	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.4	English translation of Operating Agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software dated December 31, 2009 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.5	English translations of Operating Agreement dated September 28, 2006 and the Supplementary Agreement dated December 31, 2009, among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.6	English translation of Equity Pledge Agreement between AutoNavi Technology and the shareholders of AutoNavi Software dated December 31, 2009 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.7	English translation of Equity Pledge Agreement between AutoNavi Technology and the shareholders of MapABC Technology dated September 28, 2006 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.8	English translation of Power of Attorney by the shareholders of AutoNavi Software dated December 18, 2009 and December 31, 2009, respectively (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.9	English translation of Power of Attorney by the shareholders of MapABC Technology dated December 18, 2009 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

Exhibit Number	Description of Document

10.10	English translation of Exclusive Technology Consulting and Service Agreement between AutoNavi Technology and AutoNavi Software dated December 31, 2009 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.11	English translation of Exclusive Technology Consulting and Service Agreement between AutoNavi Technology and MapABC Technology dated September 28, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.12	English translation of Patent License Agreement between AutoNavi Technology and AutoNavi Software dated September 28, 2006 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.13	English translation of Know-how License Agreement between AutoNavi Technology and AutoNavi Software dated September 28, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.14	English translation of Domain Name License Agreement between AutoNavi Technology and AutoNavi Software dated September 28, 2006 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.15	English translation of Know-how License Agreement between AutoNavi Technology and MapABC Technology dated September 28, 2006 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.16	English translation of Exclusive Purchase Option Agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software dated December 31, 2009 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.17	English translations of Exclusive Purchase Option Agreement dated September 28, 2006 and the Supplementary Agreement dated December 31, 2009, among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.18	English translation of Manufacturing Consignment Framework Contract among Alpine Electronics Inc., Alpine Electronics (China) Co., Ltd., Beijing ADF Navigation Technology Co., Ltd. and AutoNavi Software Co., Ltd. dated August 1, 2005 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.19	English translation of Transaction Framework Contract between Beijing ADF Navigation Technology Co., Ltd. and AW (Shanghai) Autoparts Trading Co., Ltd. dated December 1, 2007 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

Exhibit Number	Description of Document

10.20*	English translation of Lease between China National Software & Service Company Limited and AutoNavi Software Co., Ltd. dated April 16, 2010.

10.21*	English translation of form of Real Property Pre-sale Contract and Material Terms of Each Real Property Pre-sale Contract relating to the premises of Registrant’s principal executive offices

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm

15.2*	Consent of Jun He Law Offices

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AutoNavi Holdings Limited

By:	/s/ Congwu Cheng

Name:	Congwu Cheng
Title:	Director and Chief Executive Officer

Date: April 25, 2012

AUTONAVI HOLDINGS LIMITED

AUTONAVI HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AUTONAVI HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of AutoNavi Holdings Limited (“AutoNavi” or “Company”), its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 25, 2012

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2010	2011
Assets
Current assets
Cash and cash equivalents	103,105	199,696
Restricted cash	485	—
Term deposits	62,716	—
Accounts receivable, net of allowance for doubtful accounts of $419 and $823 as of December 31, 2010 and 2011, respectively	23,752	37,329
Due from related parties	1,212	221
Prepaid expense and other current assets	5,415	5,725
Deferred tax assets-current	378	1,355

Total current assets	197,063	244,326

Properties and equipment, net	41,571	49,245
Equity method investments	5,102	4,442
Prepaid consideration in connection with equity investment	—	183
Acquired intangible assets, net	996	6,855
Goodwill	3,242	8,747
Deferred tax assets-non-current	292	224
Other long term assets	357	445

TOTAL ASSETS	248,623	314,467

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,523 and $2,358 as of December 31, 2010 and 2011, respectively)	1,523	2,364
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $3,730 and $5,567 as of December 31, 2010 and 2011, respectively)	5,895	7,328
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $13,907 and $23,944 as of December 31, 2010 and 2011, respectively)	14,690	26,071
Income tax payable (including Income taxes payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $5,168 and $7,394 as of December 31, 2010 and 2011, respectively)	5,215	7,481
Forward contract (including forward contract of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of December 31, 2010 and 2011, respectively)	2,465	—

Total current liabilities	29,788	43,244

Non-current liabilities
Deferred tax liability-non-current (including Deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $473 and $1,191 as of December 31, 2010 and 2011, respectively)	473	1,345

Total liabilities	30,261	44,589

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS—continued

(U.S. dollars in thousands, except share and per share data)

	0000000000	0000000000
	As of December 31,
	2010	2011
Commitments (Note 22)
Equity
AutoNavi Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value; 460,000,000 shares authorized; 195,802,580 and 195,837,580 shares issued, and 188,632,684 and 191,473,716 outstanding as of December 31, 2010 and 2011, respectively)	19	19
Additional paid-in capital	169,132	175,726
Statutory reserve	6,322	9,363
Retained earnings	28,023	61,517
Accumulated other comprehensive income	11,449	18,262

Total AutoNavi Holdings Limited shareholders’ equity	214,945	264,887
Noncontrolling interest	3,417	4,991

Total equity	218,362	269,878

TOTAL LIABILITIES AND EQUITY	248,623	314,467

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	0000000000	0000000000	0000000000
	For the year ended December 31,
	2009	2010	2011
Revenue	58,953	87,550	129,749
Business tax	(1,790)	(1,785)	(2,789)

Net revenues	57,163	85,765	126,960
Cost of revenues	(20,031)	(28,328)	(35,021)

Gross profit	37,132	57,437	91,939

Operating expenses
Research and development	(7,338)	(12,732)	(23,720)
Selling and marketing	(5,608)	(9,335)	(16,428)
General and administrative	(9,613)	(12,769)	(15,114)
Impairments of intangible assets	—	—	(19)

Total operating expenses	(22,559)	(34,836)	(55,281)
Government subsidies	1,016	748	163

Operating income	15,589	23,349	36,821
Gain on re-measurement of fair value of the equity method investment	—	—	995
Investment income	109	—	—
Interest income	295	1,991	5,226
Change in fair value of forward contract	—	(2,465)	2,465
Foreign exchange gains/ (loss)	—	1,504	(1,579)
Other income	—	94	188

Income before income taxes, share of net income/ (loss) of equity accounted investment and discontinued operations	15,993	24,473	44,116
Income tax expense	(1,144)	(4,041)	(5,086)
Share of net income/ (loss) of equity method investment, net of tax	156	(238)	(653)

Income from continuing operations	15,005	20,194	38,377
Discontinued operations:
Loss from discontinued operations before income tax	(4,328)	—	—
Income tax benefit	147	—	—

Loss from discontinued operations, net of tax	(4,181)	—	—

Net income	10,824	20,194	38,377
Less: Net income attributable to noncontrolling interest	433	1,059	1,842

Net income attributable to AutoNavi Holdings Limited shareholders	10,391	19,135	36,535

Net income per share:
Net income from continuing operations attributable to AutoNavi Holdings Limited shareholders:
Basic	0.10	0.11	0.19
Diluted	0.10	0.10	0.18

Net loss on discontinued operations attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.03)	—	—
Diluted	(0.03)	—	—

Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.07	0.11	0.19
Diluted	0.07	0.10	0.18

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS—continued

(U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2009	2010	2011
Weighted average number of shares used in calculating net income per ordinary share
Basic	115,675,022	149,684,032	190,132,407
Diluted	157,188,766	182,696,079	201,230,735

Share-based compensation expense included in
Cost of revenues	268	608	232
Research and development	601	1,559	2,464
Selling and marketing	143	1,324	1,705
General and administrative	1,864	2,966	961
Discontinued operations	1,956	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share data)

	AutoNavi Holdings Limited shareholders
	Ordinary shares		Additional paid-in capital	Statutory reserve	Retained earnings/ (accumulated deficit)	Accumulated other comprehensive income	Total AutoNavi Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total comprehensive income
	Shares	Amount
Balance at December 31, 2008	114,000,000	12	20,404	2,004	3,719	7,999	34,138	1,758	35,896
Provision of statutory reserve	—	—	—	1,708	(1,708)	—	—	—	—
Repurchase of shares	(11,652,000)	(1)	—	—	—	—	(1)	—	(1)
Spin-off of telematics business (Note 4)	—	—	—	—	(904)	—	(904)	—	(904)
Additional capital injection in Yadao	—	—	(58)	—	—	—	(58)	58	—
Vesting of nonvested shares	5,899,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	4,832	—	—	—	4,832	—	4,832
Comprehensive income:
Net income	—	—	—	—	10,391	—	10,391	433	10,824	10,824
Foreign currency translation adjustment	—	—	—	—	—	(76)	(76)	—	(76)	(76)

Total comprehensive income										10,748

Balance at December 31, 2009	108,247,000	11	25,178	3,712	11,498	7,923	48,322	2,249	50,571
Provision of statutory reserve	—	—	—	2,610	(2,610)	—	—	—	—
Conversion of Series A preferred shares to ordinary shares upon the initial public offering (“IPO”),	40,000,000	4	39,322	—	—	—	39,326	—	39,326
Issuance of ordinary shares upon IPO, net of $12,171 offering cost	35,175,000	3	98,048	—	—	—	98,051	—	98,051
Vesting of nonvested shares	4,851,000	1	(1)	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of share options (Note 15)	359,684	—	128	—	—	—	128	—	128
Share-based compensation	—	—	6,457	—	—	—	6,457	—	6,457
Comprehensive income:
Net income	—	—	—	—	19,135	—	19,135	1,059	20,194	20,194
Foreign currency translation adjustment	—	—	—	—	—	3,526	3,526	109	3,635	3,635

Total comprehensive income										23,829

Balance at December 31, 2010	188,632,684	19	169,132	6,322	28,023	11,449	214,945	3,417	218,362
Provision of statutory reserve	—	—	—	3,041	(3,041)	—	—	—	—
Vesting of nonvested shares	35,000	—	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of share options (Note 15)	2,806,032	—	1,232	—	—	—	1,232	—	1,232
Share-based compensation	—	—	5,362	—	—	—	5,362	—	5,362
Dividends paid to noncontrolling interest of ADF Navigation								(468)	(468)
Comprehensive income:
Net income	—	—	—	—	36,535	—	36,535	1,842	38,377	38,377
Foreign currency translation adjustment	—	—	—	—	—	6,813	6,813	200	7,013	7,013

Total comprehensive income										45,390

Balance at December 31, 2011	191,473,716	19	175,726	9,363	61,517	18,262	264,887	4,991	269,878

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	00000000	00000000	00000000
	For the year ended December 31,
	2009	2010	2011
Cash flows from operating activities
Net income	10,824	20,194	38,377
Adjustments to reconcile net income to net cash provided by operating activities
Share of net (income)/ loss of equity method investments	(156)	238	653
Gain on re-measurement of fair value of the equity method investment	—	—	(995)
Depreciation and amortization	4,543	4,139	7,119
Provision of allowance for doubtful accounts	44	313	415
Loss/(gain) on disposal of properties and equipment	515	240	(35)
Loss on impairments of goodwill and indefinite-lived intangible assets	—	—	19
Change in fair value of forward contract	—	2,465	(2,465)
Share-based compensation	4,832	6,457	5,362
Deferred tax	(217)	(181)	(886)
Changes in operating assets and liabilities
Accounts receivable	(9,524)	(4,609)	(10,806)
Prepaid expenses and other current assets	404	(1,204)	201
Other long term assets	38	(13)	(70)
Accounts payable	(1,576)	795	256
Accrued expense and other current liabilities	4,036	3,925	9,476
Deferred revenue	(4,309)	2,671	(1,031)
Income tax payable	1,041	3,099	2,241
Due from related parties	—	—	(60)

Net cash provided by operating activities	10,495	38,529	47,771

Cash flows from investing activities
Decrease in restricted cash	264	—	495
Purchase/maturity of term deposits	—	(62,198)	61,175
Payments made for equity method investments	(3,659)	—	(688)
Loans made to related parties	(275)	—	—
Repayment of loans made to related parties	2,196	15,623	1,081
Purchase of properties and equipment	(974)	(23,955)	(10,265)
Proceeds from disposal of properties and equipment	118	75	126
Considerations paid in business acquisitions (net of cash acquired of $2,148)	—	—	(9,305)

Net cash (used in)/provided by investing activities	(2,330)	(70,455)	42,619

Cash flows from financing activities
Payment made in connection with repurchase of shares	(1)	—	—
Cash distributed on discontinued operations	(1,156)	—	—
Cash received from exercise of share option	—	98	1,232
Proceeds from issuance of ordinary shares upon IPO	—	110,222	—
Offering costs paid in connection with the IPO	(1,054)	(11,117)	—
Dividends paid to noncontrolling interest of ADF Navigation	—	—	(468)

Net cash (used in)/provided by financing activities	(2,211)	99,203	764
Net increase in cash	5,954	67,277	91,154
Effect of exchange rate changes	(15)	1,112	5,437
Cash at the beginning of year	28,777	34,716	103,105

Cash at the end of year	34,716	103,105	199,696

Supplemental disclosures of cash flow information Income tax paid	412	1,099	3,776

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

As of December 31, 2011, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

	Later of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of economic ownership
Subsidiaries:
AutoNavi International Co., Ltd (“AutoNavi BVI”)	August 9, 2006	BVI	100%
AutoNavi Investment Ltd. (“AutoNavi Investment”)	January 22, 2008	BVI	100%
AutoNavi Asia Ltd. (“AutoNavi Asia”)	January 30, 2008	Hong Kong	100%
AutoNavi Japan Ltd. (“AutoNavi Japan”)	March 19, 2009	Japan	100%
AutoNavi Information Technology Co., Ltd. (“AutoNavi Technology”)	August 24, 2006	PRC	100%
Shanghai eTag Information Technology Co., Ltd (“Etag”)	March 24, 2011	PRC	100%

VIEs:
AutoNavi Software Co., Ltd (“AutoNavi Software”)	April 26, 2002	PRC	100%
Beijing MapABC Technology Co., Ltd (“MapABC Technology”)	September 28, 2006	PRC	100%

VIE’s subsidiaries:
Beijing ADF Navigation Technology Co., Ltd. (“ADF Navigation”)	September 28, 2002	PRC	61.91%
Beijing PDAger Technology Development Co., Ltd (“PDAger”)	March 10, 2011	PRC	100%
Beijing Zhongke Puhui Technology Development Co., Ltd. (“ZKPH”)	June 28, 2006	PRC	75%
Beijing Xingtiandi Information Technology Co., Ltd. (“Xingtiandi Technology”)	December 31, 2006	PRC	100%
Xiamen AutoNavi Software Co., Ltd. (“AutoNavi Xiamen”)	June 30, 2007	PRC	100%
Beijing Yadao Xingkong Advertising Co., Ltd. (“Yadao Ads”)	November 30, 2007	PRC	70%
Beijing Yadao Media & Culture Development Co., Ltd. (“Yadao Media”)	November 30, 2007	PRC	70%
Shenzhen Xuancai Technology Co., Ltd. (“Xuancai”)	January 31, 2008	PRC	100%

    History of the Group and corporate reorganization

AutoNavi Software was established as a shell company with no operations until acquired by a group of individuals (“the founders”) in April 2002 in order to develop digital map data for in-dash navigation systems in automobiles and initially focused on developing mapping technologies.

In September 2002, AutoNavi Software entered into a collaboration agreement primarily with several major in-dash navigation system manufacturers (“the investors”), to help AutoNavi Software develop a map database for the Chinese market through the provision of R&D funding by the investors with no obligation on the part of AutoNavi Software to refund any portion of the funding nor to transfer any rights in the developed map database to the investors. The arrangement took the form of the Company owning 55% of a newly incorporated company, ADF Navigation, with the investors owning 45%. In addition to the R&D funding a loan was provided to ADF Navigation by the investors and they additionally guaranteed a commercial loan to ADF Navigation. The funding of ADF Navigation by the investors ceased in 2006 and the Company acquired additional equity in ADF Navigation to 61.91% on June 30, 2007, for a cash consideration of $524, which was paid in early 2008. In 2007, the loan provided to ADF Navigation by the investors was repaid. ADF Navigation has been consolidated by AutoNavi Software since inception. The interest of the investors is reflected as a non-controlling interest in ADF Navigation at the relevant percentages for the periods presented.

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

In November 2007, the Company, through AutoNavi Software, acquired 62.5% of the equity of Yadao Media and Yadao Ads, which operate a magazine named “Chinese National Astronomy”. This was treated as a business combination using purchase accounting. In July 2009, the Group further injected $146 into Yadao Media and Yadao Ads to increase the shareholdings in both of the companies to 70%.

On November 18, 2007, the Company, through AutoNavi Software, acquired 20% of the equity interest of PDAger, which provides mobile location based services, for cash consideration of $685. On March 10, 2011, the Group acquired the remaining 80% equity interest in PDAger, including certain technology platform, from the shareholders of PDAger with cash consideration of $8,291. Therefore PDAger became 100% held subsidiary of the Group. This was treated as a business combination using purchase accounting.

On March 24, 2011, the Company, through AutoNavi Technology, acquired 100% equity interest in Etag with cash consideration of $3,162, which is a software developer specialized in mobile location based application software utilized in personal navigation systems, including certain technology patent from the shareholders of Etag. This was treated as a business combination using purchase accounting.

    The VIE arrangements

Applicable PRC laws and regulations prohibit foreign investors from (i) holding a majority equity interest in PRC surveying and mapping companies, (ii) holding equity interest in PRC companies engaging in the production of digital navigation maps and aerial photogrammetry, and (iii) holding a majority equity interest in PRC companies providing internet content or other value-added telecommunication services or internet map services. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, AutoNavi Technology, the Company’s wholly owned subsidiary in PRC, as a foreign invested company, is currently ineligible to engage in the related business in the PRC.

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

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service agreements between AutoNavi Technology and the VIEs, AutoNavi Technology has the exclusive right to provide to the VIEs technology consulting and services related to GIS systems, GPS systems, remote sensing technology, digital map, in-dash navigation, portable navigation, internet and mobile location-based services, and certain other business areas. AutoNavi Technology is entitled to charge the VIEs an annual service fees and adjust the service fee rate from time to time according to the amount of services it has provided to the VIEs. There is no limit on the amount of services AutoNavi Technology can potentially provide to the VIEs. Since the senior management teams of VIEs and those of AutoNavi Technology are all assigned by the Company, the agreement effectively entitles AutoNavi Technology to charge the VIEs service fees that amount to substantially all of the net income of VIEs. The term of this agreement will expire on September 27, 2016 and may be extended only with AutoNavi Technology’s written confirmation prior to the expiration date. AutoNavi Technology may terminate the agreement at any time by providing 30 days’ prior written notice to VIEs.

Patent, Know-how and Domain Name License Agreements. Pursuant to these agreements, AutoNavi Technology grants the VIEs a non-exclusive, non-assignable and non-transferable right to use AutoNavi Technology’s patents, know-how and domain names. The VIEs can only use the patents, know-how and domain names to conduct business according to its authorized business scope. The annual license fee is RMB50,000 for each patent, RMB10,000 for each domain name and RMB50,000 for all the know-hows. AutoNavi Technology may waive the license fees at its own discretion. AutoNavi Technology owns the rights to any new technology developed due to implementation of the contract and utilization of AutoNavi Technology’s patents and know-how. These agreements have ten-year terms, which will expire on September 27, 2016. In the case of the patent and domain name, the license agreements may expire at the expiration date of the patent and domain name, respectively, if it is less than ten years from the date of the agreement. In addition, with AutoNavi Technology’s written confirmation prior to the expiration date, all the license agreements can be extended for one year from time to time.

Exclusive Purchase Option Agreements. Pursuant to the exclusive purchase option agreements among AutoNavi Technology, the VIEs and the shareholders of the VIEs, the VIEs’ shareholders irrevocably grant AutoNavi Technology an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in the VIEs. The purchase price would be the legally allowed minimum amount. AutoNavi Technology has sole discretion to decide when to exercise the option, whether in part or in full. The term of the agreement will expire on September 27, 2016 and can be extended for an additional ten years at AutoNavi Technology’s discretion.

Equity Pledge Agreements. Pursuant to equity the pledge agreements between AutoNavi Technology and the shareholders of the VIEs, the shareholders of the VIEs pledge all of their equity interests in the VIEs to AutoNavi Technology to guarantee the VIEs’ performance of their obligations under the exclusive technology consulting and service agreements, patent, know-how and domain name license agreements. If the VIEs breach their contractual obligations under those agreements, AutoNavi Technology, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of the VIEs agree that, without prior written consent of AutoNavi Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice AutoNavi Technology’s interest. During the term of the equity pledge agreements, AutoNavi Technology is entitled to receive all the dividends paid on the pledged equity interests. The equity pledge agreement will expire when AutoNavi Software has fully performed its obligations under the exclusive technology consulting and service agreement and patent, know-how and domain name license agreements.

•	Agreements that provide AutoNavi Technology effective control over the VIEs

Operating Agreements. Pursuant to the operating agreements among AutoNavi Technology, the VIEs and the shareholders of the VIEs, the VIEs must designate the candidates nominated by AutoNavi Technology to be the directors on their board of directors, and must appoint the persons recommended by AutoNavi Technology to be its president, financial controller and other senior executives. The VIEs also agree to accept the policies and guidance provided by AutoNavi Technology from time to time relating to employment, termination, operations and financial management. In addition, the VIEs agree that they will not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of AutoNavi Technology. Subject to the VIEs’ compliance with the terms of these agreements, AutoNavi Technology may guarantee the VIEs’ performances under any agreements or arrangements relating to their business operations with any third party. The term of this agreement will expire on September 27, 2016 and may be extended with AutoNavi Technology’s written confirmation prior to the expiration date. The term of the extension will be determined by AutoNavi Technology in its written confirmation. AutoNavi Technology may terminate the agreement at any time by providing 30 days’ advance written notice to AutoNavi Software and to each of its shareholders. Neither AutoNavi Software nor any of its shareholders may terminate this agreement prior to its expiration date.

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

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entity. The amendments effectively replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of or the right to receive benefits from the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. The new guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter.

The Group adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in the financial statements. Because the Company, through its wholly owned subsidiary, AutoNavi Technology, has (1) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIEs, it continues to consolidate the VIEs upon the adoption of the new guidance which therefore, other than for additional disclosures, has no accounting impact.

Risks in relation to the VIE structure

The Company believes that AutoNavi Technology’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the power of attorney AutoNavi Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion to deal with such violations, including:

•	revoking the business and operating licenses and surveying and mapping qualification certificates of AutoNavi Technology and the VIEs;

•	discontinuing or restricting AutoNavi Technology’s and the VIEs’ operations;

•

imposing fines, confiscating the income from AutoNavi Technology and the VIEs’ operations, or imposing conditions or other requirements with which the Company or AutoNavi Technology or the VIEs may not be able to comply; and

•	requiring the Company or AutoNavi Technology and the VIEs to restructure the relevant ownership structure or operations.

The imposition of any of these penalties may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs.

The following consolidated financial information of the Group’s VIEs and their subsidiaries was included in the accompanying consolidated financial statements before the elimination of the inter-company transactions and balances between VIEs and their subsidiaries as a group and the Company and its subsidiaries as of and for the years ended:

	As of December 31,
	2010	2011
Total assets	89,947	144,986
Net assets	60,595	97,612

	December 31,
	2009	2010	2011
Net revenues	51,823	82,188	114,054
Net income	13,128	22,369	29,826
Net cash provided by operating activities	7,596	10,074	40,413
Net cash used in investing activities	(2,315)	(1,845)	(6,597)
Net cash used in financing activities	(1,156)	—	(468)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of presentation

The consolidated financial statements of the Group were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

    Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

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

    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use or which have maturities of three months or less when purchased.

    Restricted cash

The Group’s restricted cash represents $485 deposits in an escrow account as performance security for the sponsorship agreement of World Expo 2010 as of December 31, 2010. The restriction has been removed upon the completion of the sponsorship agreement in March 2011.

    Term deposits

Term deposits consist of deposit placed with financial institutions with original maturities of greater than three months and less than one year. The term deposits are not allowed to be withdrawn before their maturity. The term deposits carry either variable interest or fixed interest rate.

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

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

    Fair value of financial instrument

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, term deposits, accounts receivable, amounts due from related parties, equity method investments, accounts payable and forward contract.

The carrying values of accounts receivable, amounts due from related parties, accounts payable, and income tax payables approximate their fair value due to their short-term maturities.

Estimates of fair value of the equity method investments in non-marketable securities cannot be practicably made without incurring excessive costs.

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

    Properties and equipment, net

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

    Acquired intangible assets with definite lives, net

Acquired intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of customer relationship is computed based on the estimated attrition pattern of the acquired customers. Amortization of other definite-lived intangible assets is computed using the straight-line method. The estimated economic lives of acquired intangible assets with definite lives are as follows:

Operating licenses	1.8-7 years
Contract backlog	1-3 years
Customer relationship	3.3-8 years
Non-compete agreement	3-5.5 years
Complete technology	3.5-4.8 years
Content copyright	0.25 years
Partnership agreement	4.8 years

    Impairment of long-lived assets with definite lives

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

    Impairment of goodwill and indefinite-lived intangible assets

The Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that they might be impaired. Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

    Revenue recognition

The Company derives revenues primarily from the following:

Automotive navigation

    In-dash navigation systems

The Group provides a perpetual license of digital map data to certain automobile manufacturers for in-dash navigation systems on a per copy basis. The Group usually converts its digital map data into different proprietary formats of the in-dash navigation system manufacturers and sends DVD copies or hard disk drives of the converted map data to these companies. Revenues from licensing map data for in-dash navigation systems are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met when map data are delivered to the customer’s destination. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Shipping documents are used to verify map data delivery. The Group assesses whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Group assesses the collectability of accounts receivable based primarily on the customer’s payment history. After the delivery of the map data, there are no post sale obligations other than warranty terms and telephone support to end customers. Customers purchase updated versions of digital map data from the Group separately.

    Aftermarket Navigation Solutions

The Group offers customized solutions to manufactures of dealer option in-dash navigation system and portable navigation device manufacturers (collectively “Manufactures”) based on their specific needs, which range from digital map data only to a “total solution” including digital map data, a navigation engine, and a user interface on a per copy basis. Free updates to map data and the related application software may be provided on a when-and-if-available basis.

When no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of map data or “total solution”. For the total solutions with free updates to map data and the related application software on a when-and-if-available basis, as the Group is not able to establish vendor-specific objective evidence (“VSOE”) as to the fair value for updates to map data, revenues are recognized ratably over the service period if all other basic revenue recognition criteria are met.

Under the map data arrangement with one portable navigation device manufacturer, the Group provided a master copy of map data and timely updates to the data in the contract period for a nonrefundable minimum licensing fee. A usage fee will be charged for each copy made and sold by the manufacturer in excess of the number of copies covered by the minimum license fee. The nonrefundable minimum license fee is recognized as revenue ratably over the contract period. Fees for additional copies are recognized as revenue when reports as to additional copies made are provided by the manufacturer. In addition, because of uncertainty relating to collectability in this specific instance, recognized revenues are further limited to the amount of cash received.

Mobile and Internet location-based solutions

Pre-installed navigation applications

The Group provides map application solutions, including a perpetual license of map data, a navigation engine and a user interface, on a per copy basis to mobile phone manufacturers to pre-install the solutions on their mobile phones. When no free updates to the map data and the related application software are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of our solutions. For the arrangement with free updates to map data and the related application software on a when-and-if-available basis, as the Group is not able to establish VSOE as to the fair value for updates, revenues are recognized ratably over the service period if all other basic revenue recognition criteria are met.

Solutions for mobile operators

The Group provides digital map database to China Mobile to support its mobile location-based services provided to its mobile subscribers. The Group also cooperates with China Telecom, supporting its location-based mobile navigation business platform, across China Telecom’s nationwide network. Revenues are computed based on a pre-agreed per usage fee. Mobile operators provide the Group with a monthly statement that represents the principal evidence that solutions have been delivered and revenue is recognized on the basis of the monthly statements.

Internet-based Map API Solutions

The Group also provides map application solutions to websites, enabling the websites to access the Group’s digital map database through the Group’s map application programming interfaces (“API”) and incorporate the Group’s location-based information into their own search engine and content. Revenues are derived from the following arrangements:

1) Provision of map data service for a fixed annual or quarterly fee, or a minimum fee plus additional fee when the website reaches certain performance goals, such as click rates or advertisements displayed. The fixed fee or minimum fee is recognized as revenue ratably over the service period. Additional fees are recognized as revenue when reports provided by the customer as to achievement of the performance goal are received.

2) Sales of map data and related application software, when no free updates to the map data and related software are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of map data and the related application software.

For arrangements with free updates to map data and the related application software on a when-and-if-available basis, as the Group is not able to establish VSOE as to the fair value of the update right, revenues are recognized ratably over the service period if all other basic revenue recognition criteria are met.

Mobile Internet Solutions for Public Sectors and Enterprises.

The Group offers location based solutions to help municipal governments for improvement of civil management efficiency or to assist enterprises to better monitor and manage their resources, including tracking assets and managing fleet. These solution offerings usually include proprietary application software for server and terminals, third-party hardware and software primarily including PC server, storage and network equipment and related application software, and free support services mainly including telephone support and free unspecified upgrades to application software on a when-and-if-available basis for one to three years period. Prior to 2011, as no VSOE of fair value of the support services had been established and the delivered software and hardware was not considered accepted by the customers until the completion of preliminary acceptance test, the entire arrangement was accounted as a single unit of accounting, resulting in the revenues and costs applicable to both the delivered software and hardware and undelivered support services being recorded ratably over the remaining service period upon the completion of the preliminary acceptance test if all other basic revenue recognition criteria were met.

In October 2009, the FASB issued guidance related to Multiple-Deliverable Revenue Arrangements. The guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) VSOE ; (b) third-party evidence (“TPE”) if VSOE is not available; or (c) estimated selling price (“ESP”) if neither VSOE nor TPE is available. The Group prospectively adopted the guidance for multiple elements arrangements entered into on or after January 1, 2011 and concluded that the total arrangement consideration can be separated to 1) third-party hardware and 2) software deliverables and free support service based on relative selling prices. The revenue of third party hardware is recognized upon delivery or at the completion of preliminary acceptance test if there’s any. The revenues allocated to the software deliverables which include free support services are recorded ratably over the remaining service period upon the completion of preliminary acceptance test if all other basic revenue recognition criteria are met as the Group is not able to establish VSOE as to the fair value of the support service. The adoption of this guidance did not have a material impact on the Group’s financial statements.

Public sector and enterprise applications

    Aerial photogrammetry and 3-D modeling applications

The Group provides aerial digital maps and 3-D modeling applications to certain PRC government agencies and enterprises to meet their needs in land usage survey, specific needs for 3-D geographic information and other needs pursuant to a service contract arrangement, which usually takes several months to finish. The Group recognizes aerial photogrammetry contract revenue using the percentage-of-completion method, based on contract costs incurred to date compared with total estimated contract costs. No post contract services are provided by the Group. For the contract which the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract was recognized when the loss become evident.

    Map data licensing

The Group provides one-time map data license or map data license for a certain period with timely updates to the map data during such contract period on a when-and-if-available basis to certain PRC government agencies and enterprises to support their location-based application. When one-time map data licensing is provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of map data. For map data license for certain periods, revenues are recognized ratably over the contract period.

Other revenues

Other services provided by the Group include technical consulting services, publishing and advertising services, and navigation device road test services. The Group recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the completion of the services.

Value added taxes rebate revenues

The Group receives value added taxes (“VAT”) rebates from tax authority as an incentive to encourage certain high-tech industries. VAT rebates are recorded as revenue when the Group properly files the rebate application for the relevant VAT amount paid to tax authority. The Group has recorded $4,084, $ 7,351 and $10,692 of VAT rebate in revenue for the years ended December 31, 2009, 2010 and 2011, respectively. The VAT rebate revenues are classified into the relevant revenue categories.

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

    Government subsidies

Subsidies are recorded as a liability when received and recognized as other operating income over the periods in which the Group recognizes the related costs for which the subsidies are intended to compensate. If the costs for which the subsidy is intended to compensate have been incurred already, the Group reports the subsidies as other operating income when received. The Group has recorded $1,016, $748 and $163 of government subsidies in the statement of operations during the years ended December 31, 2009, 2010 and 2011, respectively.

    Operating leases as lessee

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

    Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

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

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, restricted cash, term deposits, accounts receivable and amounts due from related parties. The Group places their cash with financial institutions at various locations. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

Details of the customers accounting for 10% or more of total revenues are as follow:

	December 31,
Customer	2009	2010	2011
A	16%	34%	34%
B	27%	29%	26%
C	12%	*	*

*	not greater than 10%

Details of the customers accounting for 10% or more of accounts receivable are as follow:

	December 31,
Customer	2010	2011
A	34%	22%
B	6%	16%
D	17%	10%

Share-based compensation

Share-based compensation with employees and directors is measured based on the grant date fair value of the equity instrument, The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award, based on the graded vesting attribution method. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

A change in any of the terms or conditions of share options is accounted for as a modification of the share incentive plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group would recognize incremental compensation cost in the period of the modification occurred and for unvested options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

The Group has stock options and nonvested shares which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the convertible redeemable preferred shares is computed using the if-converted method; the effect of the stock options and nonvested shares is computed using the treasury stock method.

Recently issued accounting standards not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial Position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Company does not expect the adoption of this pronouncements to have a significant effect on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of the guidance to have a material effect on its consolidated financial statements.

3.	BUSINESS COMBINATIONS

(a) On March 10, 2011, to further expand location-based solutions business, the Group acquired the remaining 80% equity interest in PDAger and certain technology platform from the shareholders of PDAger with cash consideration of $8,291, therefore PDAger became 100% held subsidiary of the Group.

The acquisition has been accounted for using the acquisition method of accounting and the results of the operations of PDAger (revenue of $5,387 and net income of $469) have been included in the Group’s consolidated financial statements from the acquisition date of March 10, 2011.

In connection with the above business combination transaction, the Company re-measured its previously held 20% equity interest in PDAger at the acquisition-date fair value of $1,679 and recognized a gain of $995 in “gain on re-measurement of fair value of the equity method investment” in the consolidated statements of operations for the year ended December 31, 2011.

The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, which was as follows:

		Amortization period
Cash	2,147
Accounts receivables	1,577
Prepaid expense and other current assets	289
Deferred tax assets	222
Prepaid income tax	277
Properties and equipment, net	139
Intangible assets:
Partnership agreement	3,219	4.8 years
Customer relationship	2,043	4.8 years
Complete technology	1,419	4.8 years
Operating licenses	21	3.5 years
Accrued expenses and other current liabilities	(702)
Deferred revenue	(2,137)
Deferred tax liabilities	(1,005)
Re-measured fair value of previous 20% equity method investment	(1,679)
Goodwill	2,461

Total	8,291

(b) On March 24, 2011, the Group acquired 100% equity interest in Etag and certain technology patents from the shareholders of Etag with cash consideration of $3,162. Etag was a software developer specialized in wireless location based application software utilized in personal navigation systems.

The acquisition has been accounted for using the acquisition method of accounting and the results of the operations of Etag (revenue of $822 and net income of $32) have been included in the Group’s consolidated financial statements from the acquisition date of March 24, 2011.

The purchase price allocation of the transaction was determined by the Group with the assistant of an independent valuation firm, which was as follows:

		Amortization period
Cash	1
Receivable and other current assets	21
Deferred tax assets	128
Intangible assets:
Complete Technology	707	3.8 years
Non-compete agreement	38	3.0 years
Deferred tax liabilities	(182)
Other current liabilities	(230)
Goodwill	2,679

Total	3,162

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities based on Level 3 inputs in connection with business acquisitions.

The Group measured the fair value of the purchased intangible assets using the “cost”, “income approach-excess earnings” and “with & without” valuation method. These purchased intangible assets are considered Level 3 assets and liabilities because the Group used unobservable inputs, such as forecasted financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets/liabilities. The goodwill resulted from the acquisition of PDAger and Etag is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The following unaudited pro forma information summarizes the effect of the two acquisitions, as if the acquisition of PDAger and Etag had occurred on January 1, 2010. This pro forma information is presented for information purposes only and does not purport to represent the actual results that may have occurred had the acquisitions actually taken place at the beginning of the period indicated, nor is it necessarily indicative of future results of operations.

	For the year ended December 31
	2010	2011
Pro forma net revenue	91,007	128,103
Pro forma net income	19,046	36,419

4.	DISCONTINUED OPERATIONS

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

	For the year ended December 31,
	2009	2010	2011
Net revenues	687	—	—
Loss from discontinued operations before income tax	(4,328)	—	—
Income tax benefit	147	—	—

Loss from discontinued operations, net of tax	(4,181)	—	—

The net assets distributed as of December 25, 2009 were as follows:

Cash	1,156
Other current assets	374
Non-current assets	117
Current liabilities	(743)

Total	904

5.	REVENUE AND SEGMENT INFORMATION

The Group’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Hence, the Group has only one operating segment.

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

Components of net revenues are presented in the following table:

	For the year ended December 31,
	2009 (1)	2010 (1)	2011
Automotive navigation	36,210	63,410	85,853
Mobile/Internet location-based solutions	7,035	11,322	27,420
Public sector and enterprise applications	12,468	9,061	12,278
Other	1,450	1,972	1,409

Net revenues	57,163	85,765	126,960

(1)	In 2011, the Group reassessed its business lines and determined to reclassify certain revenues between “Mobile and Internet Location-based Solutions” and “Public Sector and Enterprise Applications” on the basis of whether or not the solutions use mobile/internet technology. This change has been reflected retrospectively for all the periods presented, resulting in an increase of $1,882 and of $1,736 in revenue from “Mobile and Internet Location-based Solutions” and a decrease of $1,882 and $1,736 in revenue from “Public Sector and Enterprise Applications” compared to the amounts reported previously for the years ended December 31, 2009 and 2010, respectively.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of:

	As of December 31,
	2010	2011
Revenue recognized in excess of billings	5,350	5,466
Other trade receivables	18,402	31,863

Total	23,752	37,329

Revenue recognized in excess of billings represent amounts earned using the percentage-of-completion method under public sector and enterprise applications contracts but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Acquisition of a subsidiary	Exchange adjustment	Charge to expenses	Reversal	Written-off	Balance at end of the year
2010	59	—	5	437	(61)	(21)	419
2011	419	69	31	304	—	—	823

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2010	2011
Advances to employees	410	446
VAT rebate receivable	931	839
Prepaid rental and rental deposits	1,236	1,238
Advance to suppliers	835	425
Inventory	197	264
Interest receivable	1,031	861
Other prepaid expenses	775	1,652

Total	5,415	5,725

Advances to employees primarily represent cash advance for their travelling in map data collection.

8.	EQUITY METHOD INVESTMENTS

	As of December 31,
	2010	2011
Investee
95190	4,392	4,181
PDAger	710	—
Beijing GoldenTom Information Technology Co.Ltd	—	261

Total	5,102	4,442

On November 18, 2007, the Group acquired 20% of the equity of PDAger, a PRC-based company providing mobile location based services, for cash consideration of $685 which was paid in 2007. Since the Group has the ability to exercise significant influence over the operating and financial policies of PDAger, the Group uses the equity method of accounting to record its investment in PDAger before the Group’s acquisition of additional interests of PDAger in March 2011. The Group’s share of the net income/(loss) of PDAger were $109, $(36) and $19 for the years ended December 31, 2009, 2010 and 2011, respectively. On March 10, 2011, the Group acquired the remaining 80% equity interest in PDAger, including certain technology platform, from the shareholders of PDAger with cash consideration of $8,291 as discussed in note 3 “Business Combinations”. After the acquisition, PDAger became 100% held subsidiary of the Group.

On January 1, 2009, the Group completed the acquisition of 22% equity of Beijing 95190 Information Technology Co., Ltd. (“95190”), which operates a call center to provide online driving directions, safety driving information and emergency rescue to automobile drivers and passengers in the PRC, for a cash consideration of $4,397, of which $733 was prepaid in late 2008 and the remaining was paid in 2009. Since the Group has the ability to exercise significant influence over the operating and financial policies of 95190, the Group uses the equity method of accounting to record its investment in 95190. Starting from January 1, 2010, pursuant to the financial performance based equity adjustment term in the original purchase agreement, the percentage of the Group’s shareholding in 95190 was adjusted upwards to 24.96%. On February 17, 2011, 95190’s shareholders, including the Group, made a pro rata transfer of their shares to a shareholder of 95190 for free of charge. As a result, the Group’s shareholding in 95190 was reduced to 24.21% from 24.96% and accordingly, the Group recognizes the share of net loss of equity method investment of 95190 based on 24.21% starting from February 17, 2011. The Group’s share of the net income/(loss) of 95190 were $47 and $(202) and $(425) for the years ended December 31, 2009, 2010 and 2011, respectively.

On October 28, 2011, AutoNavi Software and TomTom Global Content B.V.(“TomTom Global”) established a joint venture of Beijing GoldenTom Information Technology Co., Ltd (“GoldenTom”) to provide digital map databases and traffic information in China. AutoNavi Software and TomTom Global contributed capital of $510 and $490, and accordingly hold 51% and 49% equity interests of GoldenTom, respectively. The Company does not have the ability to control over GoldenTom since according to the investment agreement, the significant decisions to be made in ordinary course of business shall be agreed by all board members unanimously who are from both AutoNavi Software and TomTom Global. AutoNavi and TomTom Global share the control over the significant activities of GoldenTom who acts as a distribution channel of the products of AutoNavi and TomTom Global. As a result, the investment in GoldenTom is accounted for as an equity method investment. The Group’s share of the net loss of GoldenTom was $(247) for the year ended December 31, 2011.

9.	PROPERTIES AND EQUIPMENT, NET

	As of December 31,
	2010	2011
Buildings	29,489	30,921
Equipment and furniture	8,899	13,653
Aerial photogrammetry equipment	6,362	7,394
Office improvements	4,289	8,015
Vehicles	2,549	3,521
Software	2,000	2,601

Less: Accumulated depreciation and amortization	(12,017)	(16,860)

Properties and equipment, net	41,571	49,245

The Group recognized depreciation and amortization expenses of $3,835, $3,736 and $5,341 for the years ended December 31, 2009, 2010 and 2011, respectively.

10.	ACQUIRED INTANGIBLE ASSETS, NET

The costs and accumulated amortization of acquired intangible assets were as follows:

	As of December 31,
	2010	2011
Intangible assets not subject to amortization:
Domain name	536	562
Intangible assets subject to amortization:
Customer relationship	1,747	3,958
Operating licenses	1,369	1,458
Complete technology	664	2,908
Contract backlog	285	299
Non-compete agreement	221	272
Content copyright	20	20
Partnership agreement	—	3,349

Total intangible assets	4,842	12,826
Less: Accumulated amortization
Customer relationship	(1,336)	(2,201)
Operating licenses	(821)	(967)
Complete technology	(664)	(1,093)
Contract backlog	(285)	(299)
Non-compete agreements	(140)	(198)
Content copyright	(20)	(20)
Partnership agreement	—	(562)

Accumulated amortization	(3,266)	(5,340)

Less: Accumulated impairment
Domain name	(34)	(36)
Customer relationship	(104)	(113)
Operating licenses	(442)	(473)
Non-compete agreements	—	(9)

Accumulated impairment	(580)	(631)

Intangible assets, net	996	6,855

The indefinite-lived intangible assets comprise:

The domain name of www.mapabc.com was acquired in the acquisition of MapABC Technology in 2006. The domain name can be renewed indefinitely without significant cost.

The Group recorded an amortization expense for acquired intangible assets of $708, $403 and $1,778 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group expects to record an amortization expense of $1,901, $1,605, $1,512, $1,275 and $nil for the year 2012, 2013, 2014, 2015 and 2016 thereafter, respectively.

The Group recorded an impairment loss for the acquired intangible assets of $nil, $nil and $19 for the years ended December 31, 2009, 2010 and 2011, respectively. In 2011, the impairment loss of $19 related to certain intangible assets held by Yadao Ads and Yadao Media was recognized since the Group estimated the expected future cash flows associated with these assets were insufficient to recover their carrying values.

11.	GOODWILL

	As of December 31,
	2010	2011
Gross amount:
Beginning balance	3,904	4,038
Goodwill arising from acquisitions	—	5,140
Exchange differences	134	404

Ending balance	4,038	9,582

Accumulated goodwill impairment loss:
Beginning balance	(770)	(796)
Exchange differences	(26)	(39)

Ending balance	(796)	(835)

Goodwill, net	3,242	8,747

In 2011, goodwill increased by $5,140 including $2,679 and $2,461 arising from the acquisitions of Etag and additional interest of PDAger, respectively, as discussed in note 3 “Business Combinations”. There was no goodwill impairment loss recorded in the years ended December 31, 2009, 2010 and 2011.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2010	2011
Salaries and welfare payable	3,526	9,723
VAT, business tax and other tax payable	3,267	5,151
Accrued flight rental costs	2,284	1,560
Deferred income from government subsidies	1,276	2,742
Payables for purchase of equipment	358	375
Accrued professional service fee	608	2,000
Accrued outsourcing expenses	1,663	1,801
Other accrued expenses	1,708	2,719

Total	14,690	26,071

Accrued flight rental costs represent the incurred but not billed fees for renting airplanes to conduct the aerial photogrammetry business.

13.	INCOME TAXES

The Company and its non-PRC subsidiaries, AutoNavi BVI, and AutoNavi Investment are tax exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.

No income tax expense provision for AutoNavi Asia, which was incorporated in Hong Kong, was made for the years ended December 31, 2009, 2010 and 2011 as AutoNavi Asia did not have any assessable profits arising in or derived from Hong Kong.

The Company’s PRC subsidiaries and VIEs are generally subject to an enterprise income tax at 25% tax rate pursuant to the New Enterprise Income Tax Law (the “New EIT Law”), other than the preferential tax treatments enjoyed by certain entities described below.

Enterprises that meet the definition of “Manufacturing foreign-invested enterprise” (MFIE) under old EIT Law are entitled to a two-year exemption from income tax starting in its first tax-profitable year, followed by a 50% reduction in tax rate for the succeeding three years. ADF Navigation was certified as MFIE in 2008 by the relevant tax authorities and therefore was entitled to exemption for the years of 2008 and 2009 and a 12.5% preferential tax rates for 2010, 2011 and 2012.

Under the New EIT Law, an enterprise which qualifies as a “High and new technology enterprise” (“the HNTE”) is entitled to a tax rate of 15%. AutoNavi Software and PDAger obtained the new HNTE status in 2008 and renewed the HNTE qualification in 2011. AutoNavi Technology, MapABC Technology , Xingtiandi Technology and AutoNavi Xiamen obtained the new HNTE status in 2009. The HNTE status is valid for three years and qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status.

As a HNTE located in Zhongguancun, a district in Beijing, PRC, AutoNavi Technology is entitled to the tax-exemption in 2009 followed by a reduced tax rate of 7.5% for the subsequent three years.

The preferential tax rates, which were used to calculate the tax provision based on the New EIT Law, as of balance sheet date, are presented in the following table.

	2009	2010	2011
ADF Navigation	0%	12.5%	12.5%
AutoNavi Software	15%	10%*	15%
AutoNavi Technology	0%	7.5%	7.5%
MapABC Technology	15%	15%	15%
Xingtiandi Technology	15%	15%	15%
AutoNavi Xiamen	15%	15%	15%
PDAger	15%	15%	15%

*	On February 21, 2011, AutoNavi Software was qualified as a “key software company” and therefore was entitled to a preferential tax rate of 10% for 2010.

In calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three year period. If the Group’s qualifying entities failed to obtain renewals of the HNTE, then the deferred tax liability balance would increase by $458 as of December 31, 2011, which would be an increase to the income tax expense.

Income tax expenses from continuing operations were as follows:

	Year ended December 31,
	2009	2010	2011
Income tax expenses:
Current	1,386	4,222	5,972
Deferred	(242)	(181)	(886)

Total	1,144	4,041	5,086

The principal components of deferred income taxes were as follows:

	December 31,
	2010	2011
Current deferred tax assets
Accrued expense	315	1,214
Allowance for doubtful accounts	63	141

Current deferred tax assets	378	1,355

Non-current deferred tax assets
Net operating loss carry forwards	292	845
Less: valuation allowance	—	(621)

Non-current deferred tax assets, net	292	224

Deferred tax assets, net	670	1,579

Non-current deferred tax liabilities
Acquired intangible assets, net	473	1,345

Deferred tax liabilities	473	1,345

The net operating loss carry-forwards for the PRC subsidiaries was $3,647 as of December 31, 2011 and will expire on various dates through 2016. The net operating loss carry forwards cannot be transferable or utilized by other entities within the Group. As of December 31, 2010 and 2011, valuation allowance of $nil and $621, respectively, were provided as it is more likely than not that certain entities of the Group will not be able to utilize them before expiration.

A reconciliation between the provision for income tax computed by applying statutory PRC enterprise income tax rate of 25%, and the actual provision of income taxes from continuing operations is as follows:

	For the year ended December 31,
	2009	2010	2011
Net income before provision for income taxes	15,993	24,473	44,116
Statutory tax rate in PRC	25%	25%	25%
Income tax at statutory tax rate	3,998	6,118	11,029
Non-deductible expenses	363	676	893
Non-taxable VAT rebates	(1,106)	—	—
Super deductions of R&D expenses	(1,213)	(1,058)	(1,323)
Deemed interest income	297	—	—
Effect of gain on re-measurement of fair value of the equity method investment	—	—	(250)
Change in valuation allowance	—	—	621
Effect of the different income tax rates in other jurisdictions	1,303	1,529	563
Effect of tax holiday and preferential tax rates	(2,498)	(3,224)	(6,447)

Income tax expenses	1,144	4,041	5,086

Effective tax rate	7.15%	16.51%	11.53%

For the years ended December 31, 2009, 2010 and 2011, if the Group’s subsidiaries in the PRC were neither in a tax holiday period nor had they been specifically allowed special tax concessions, income tax expense and earnings per share amounts would be as follows:

	For the year ended December 31,
	2009	2010	2011
Provision for income taxes	3,642	7,265	11,533
Net income per ordinary share-basic	0.05	0.09	0.16
Net income per ordinary share-diluted	0.05	0.09	0.15

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2011.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for New EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes, dividends paid to it out of profits derived from the sources within the PRC earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

In accordance with relevant PRC tax administration laws, tax years from 2006 to 2011 of the Group’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries remain subject to tax audits as of December 31, 2011, at the tax authority’s discretion.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $16,658 at December 31, 2011 are considered to be indefinitely reinvested under authoritative pronouncement, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately $66,664 at December 31, 2011. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

14.	FORWARD CONTRACT

In August 2010, the Company engaged a bank to convert $40,000 into 3,389,200,000 Japanese Yen and made a one-year fixed interest rate Japanese Yen deposit with the bank. Furthermore, the Company entered into a forward contract with the bank to convert the Japanese Yen deposit back into U.S. dollar upon the expiration of the one year term at a pre-determined exchange rate.

The forward contract was determined to be a derivative. The Company carries the forward contract at fair value in its balance sheet and the changes in the forward contract fair value during each period are recorded in the statement of operations. The Company carries the forward contract as either assets or liabilities at fair value.

The Company measures the fair value of the forward contract on a recurring basis based on a level 2 measure as set out in Note 18, i.e. the Company uses the market forward exchange rate to assess the fair value of the forward contract and recognizes the changes in fair value attributable to the difference between the market forward exchange rate and contractual exchange rate.

On August 18, 2011, pursuant to the forward contract with the bank, the Company converted the Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term. For the years ended December 31, 2010 and 2011, the Company recorded a loss of $2,465 and a gain of $2,465 in change in fair value of forward contract, respectively. The net gain or loss from the change in the fair value of the forward contract was zero. The arrangement resulted in a foreign exchange gain/(loss) of $1,504 and $(2,078) for the years ended December 31, 2010 and 2011, respectively, totaling a foreign exchange loss of $574. In relation to the arrangement, the Company also recorded interest income of $712 and $1,209 for the Japanese Yen bank deposit for the years ended December 31, 2010 and 2011, respectively, totaling an interest income of $1,921.

15.	ORDINARY SHARES

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

On December 24, 2009, 2,840,000 nonvested shares were granted to certain employees, which immediately vested on the grant date.

On March 31, 2010, 1,252,000 share options were canceled for the same number of nonvested shares, which vested immediately on the modification date.

On July 1, 2010, upon the completion of IPO, 35,175,000 ordinary shares were issued for net proceeds of $98,051. In addition, all of the Series A Convertible Redeemable Preferred Shares were automatically converted into 40,000,000 ordinary shares and 800,000 performance based nonvested shares vested immediately.

On November 15, 2010 and December 28, 2010, the Company issued a total of 7,529,580 ordinary shares which are held by a depositary bank for future delivery to the employees and non-employees upon exercise of vested stock options or vesting of nonvested shares granted. The issued ordinary shares are not considered as outstanding shares until they are delivered to the employees or non-employees upon exercise of vested stock options or vesting of nonvested shares granted. During the years ended December 31, 2010 and 2011, 359,684 and 2,806,032 ordinary shares out of such 7,529,580 shares had been delivered to the employees upon exercise of their share options. As a result, 7,169,896 and 4,363,864 ordinary shares were excluded from the outstanding shares as of December 31, 2010 and 2011, respectively.

As set out in Note 19, there were 185,000 nonvested shares vested during the year ended December 31, 2011, among which 150,000 shares that vested on December 31, 2011 were not included in outstanding shares as the registration of the shares were not completed until February 2012, but were included in computation of basic net income per share.

16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

17.	NET INCOME (LOSS) PER SHARE

The calculation of the net income (loss) per share is as follows:

	For the year ended December 31,
	2009	2010	2011
Net Income (loss)—Numerator
Basic—
Net income (loss) attributable to AutoNavi Holdings Limited shareholders
Income from continuing operations	14,571	19,135	36,535
Loss from discontinued operations, net of tax	(4,180)	—	—

Net income attributable to AutoNavi Holdings Limited shareholders	10,391	19,135	36,535

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per Series A preferred share(i):
Income from continuing operations	3,744	2,282	—
Loss from discontinued operations, net of tax	(1,074)	—	—

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per Series A preferred share(i)	2,670	2,282	—

	For the year ended December 31,
	2009	2010	2011
Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share(i):
Income from continuing operations	10,827	16,853	36,535
Loss from discontinued operations, net of tax	(3,106)	—	—

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share(i):	7,721	16,853	36,535

Diluted—
Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share
Income from continuing operations	14,571	19,135	36,535
Loss from discontinued operations, net of tax	(4,180)	—	—

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share	10,391	19,135	36,535

Shares—Denominator
Basic
Weighted average number of shares outstanding used in computing net income per Series A preferred share	40,000,000	20,273,973	—

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share(ii)	115,675,022	149,684,032	190,132,407

Diluted
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share(iii)	157,188,766	182,696,079	201,230,735

Net income per Series A preferred share
Basic:
Income from continuing operations	0.10	0.11	—
Loss from discontinued operations	(0.03)	—	—

Net income per Series A preferred share	0.07	0.11	—

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders
Basic:
Income from continuing operations	0.10	0.11	0.19
Loss from discontinued operations	(0.03)	—	—

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders	0.07	0.11	0.19

Diluted:
Income from continuing operations	0.10	0.10	0.18
Loss from discontinued operations	(0.03)	—	—

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders	0.07	0.10	0.18

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis based on the dividend participation right. Since each Series A convertible redeemable preferred share has the same participation rights as ordinary share, the allocation was based on the number of ordinary shares and Series A convertible redeemable preferred shares.

(ii)	On November 15, 2010 and December 28, 2010, the company issued a total of 7,529,580 ordinary shares, representing 1,882,395 ADSs to be issued to employees upon the exercise of their vested share options or vesting of nonvested shares granted. As of December 31, 2010 and 2011, 359,684 and 3,165,716, ordinary shares out of such 7,529,580 shares had been delivered to the employees upon exercise of their share options. 7,169,896 and 4,363,864 shares remained issued but not outstanding as of December 31, 2010 and 2011, respectively and accordingly excluded in computing basic or diluted net income per share. As set out in Note 19, 150,000 shares that vested on December 31, 2011 were not included in outstanding shares as the registration of the shares were not completed until February 2012, but were included in computation of basic net income per share.

(iii)	The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has included the effect of the following securities:

	For the year ended December 31,
	2009	2010	2011
Series A convertible redeemable preferred shares (as-if-converted method)	40,000,000	20,273,973	—
Share options (treasury stock method)	684,156	12,165,959	10,874,647
Nonvested shares (treasury stock method)	829,588	572,115	223,681

Total	41,513,744	33,012,047	11,098,328

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 7,469,000 share options outstanding as of the year ended December 31, 2009 and 670,000 nonvested shares outstanding as of December 31, 2011.

18.	FAIR VALUE MEASUREMENT

Asset and liability measured at fair value on a recurring basis

There were no financial assets measured at fair value on recurring basis as of December 31, 2010 and 2011. The Group’s financial liabilities measured at fair value on a recurring basis include forward contract as set out in Note 14 based on Level 2 input as of December 31, 2010 as the Company uses the market forward exchange rate to assess the fair value of the forward contract. There were no financial liabilities measured at fair value on recurring basis as of December 31, 2011.

The following table summarizes the Group’s liability measured and recorded at fair value on recurring basis as of December 31, 2010:

	December 31, 2010
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Liability:
Forward contract	—	2,465	—	2,465

Total liability at fair value	—	2,465	—	2,465

The following table summarizes the movement of the balances of the Group’s financial asset and liabilities measured at fair value on a recurring basis:

Liabilities:

Balance at January 1, 2010	—
Loss on change in fair value of the forward contract	2,465

Balance at December 31, 2010	2,465
Gain on change in fair value of the forward contract	(2,465)

Balance at December 31, 2011	—

Assets and liabilities measured at fair value on a nonrecurring basis

The Group’s financial assets and liabilities measured at fair value on a nonrecurring basis include acquired assets and liabilities based on Level 3 inputs in connection with business acquisitions as set out in Note 3.

The Group re-measured certain intangible assets at their fair value on a nonrecurring basis as results of the impairment loss of $19 recognized in 2011, as set out in Note 10. The fair value was determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow.

19.	SHARE-BASED COMPENSATION

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

On December 16, 2011, the shareholders of the Company approved that the maximum aggregate number of shares which may be issued under the 2007 Share Incentive Plan was expanded by 10,000,000 shares to 41,987,000 shares.

Stock options

On April 15, 2009, the Company granted a total of 7,732,000 share options to employees at an exercise price of $0.3 per share. And on December 24, 2009, the Company granted a total of 7,482,000 shares options at an exercise price of $0.5 per share.

The options vest in accordance with the vesting schedule set out in the option award agreement, which is either (1) 100% immediately on date of grant or (2) first 1/4 on first anniversary from the date of grant and 1/16 on each of the quarterly anniversaries from the first vesting date.

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

On April 30, 2010, the Company granted a total of 1,044,000 share options to employees at an exercise price of $0.5 or $1.0 per share. The options vest in accordance with the vesting schedule set out in the option award agreement, which is either (1) 100% immediately on the date of grant or (2) first 1/4 on the date of grant and 3/64 on each of the 16 quarterly anniversaries from the date of grant.

The options lapse on the earlier of (1) seven years from the date it is granted; (2) three months after the grantee’s termination of employment as an employee; and (3) one year after the date of the grantee’s termination of employment or service on account of disability or death.

	Options granted	Weighted average exercise price per option	Fair value per ordinary share at the grant dates	Weighted average intrinsic value per option at the grant dates
April 15, 2009	7,732,000	0.30	0.45	0.15
December 24, 2009	7,482,000	0.50	0.71	0.21
April 30, 2010	400,000	0.50	2.50	2.00
April 30, 2010	644,000	1.0	2.50	1.50

Total	16,258,000

	Number of options	Weighted average exercise price per option
Outstanding at January 1, 2011	14,188,150	0.42
Forfeited/cancelled	(324,711)	0.56
Exercised	(2,806,032)	0.45

Outstanding at December 31, 2011	11,057,407	0.41

The following table summarizes the information regarding the share options as of December 31, 2011:

	As of December, 31, 2011
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2011
Outstanding	11,057,407	4.63	0.41	23,203
Exercisable	8,349,876	4.62	0.40	17,588
Vested and expected to vest	10,976,181	4.63	0.41	23,035

Total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was $nil, $1,314 and $9,558.

The weighted-average grant date fair value of options granted for the years ended December 31, 2009 and 2010 was $0.34 and $1.85, respectively. No option granted in the year ended December 31 2011.

The fair value of each option granted was estimated on the date of grant using the binomial lattice option pricing model with the following assumptions used for grants during the applicable periods.

	2009	2010
Risk-free interest rate of return	2.772% to 3.572%	3.419%
Volatility	51.3% to 57.2%	40.2% to 50.7%
Dividend yield	0.00%	0.00%
Exercise multiple	2.0	2.0

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the contractual life of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of PRC international government bonds with a maturity period close to the contractual life of the options.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the contractual life of the options.

(4)	Exercise multiple

Exercise multiple represents the value of the underlying stock as a multiple of the exercise price of the option which, if achieved, results in exercise of the option.

(5)	Fair value of underlying ordinary shares

The fair value of the ordinary shares on the grant dates, before the IPO of the Company, was estimated by the Company, with assistance from American Appraisal China Limited, or American Appraisal, an independent third-party appraiser. After the IPO, the closing market price of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

The Group recorded share-based compensation of $911, $4,333 and $753 for options granted to employees in the statements of operations for the years ended December 31, 2009, 2010 and 2011 respectively.

There was $485 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2011. The expense is expected to be recognized over a weighted-average period of 2.1 years according to the graded vesting schedule.

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

Non-performance based

On April 15, 2009 and December 24, 2009 the Company granted 5,868,000 and 2,840,000 nonvested ordinary shares to employees respectively. The nonvested shares vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 100% immediately at date of grant, or (2) 50% immediately at date of grant and 1/4 on each of the anniversaries since the date of grant or (3) 25% immediately at date of grant and 1/4 on each of the anniversaries since the date of grant.

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

On June 30, 2010 and June 15, 2011, the Company granted another 140,000 and 120,000 nonvested ordinary shares to the independent directors of the Company respectively, which vest 25% on each anniversary from the grant date over a four-year period.

On February 9, 2011, the Company granted 168,000 nonvested shares to employees, which vest 48,000 shares on first anniversary from grant date and 40,000 shares on each of the following three anniversaries.

On February 23, 2011 and May 18, 2011, the Company granted 164,000 and 670,000 nonvested shares to employees respectively, which vest 1/4 on first anniversary from the date of grant and 1/16 on each of the quarterly anniversaries from the first vesting date.

On April 27, 2011, the Company granted a total of 714,587 nonvested shares to key employees in connection with the acquisitions of PDAger and Etag. The nonvested shares vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 1/2 vested on the second anniversary of the grant date and 1/2 vested on the third anniversary of the grant date or (2) 1/5 vested on the first anniversary of the grant date and 2/5 vested on the second and third anniversary of the grant date or (3) 1/3 on each of the anniversary from the grant date.

On September 30, 2011, the Company granted 1,397,200 nonvested shares to employees, which vest (1) first 1/4 on first anniversary from the date of grant and 1/16 on each of the quarterly anniversaries from the first vesting date or (2) over three years period with 15% vested quarterly in the first year after the grant date and 10% vested half of a year in the remaining two years.

The fair value of the nonvested shares at the date of grant was, before the IPO of the Company, estimated considering a number of factors and taking into account standard valuation methods. After the IPO, the closing market price of the Company as of the grant date was used as the fair value of the nonvested shares on that date.

A summary of the non-performance based nonvested shares activity is as follows:

	Nonvested ordinary shares granted	Fair value per nonvested share at the grant dates
April 15, 2009	5,868,000	0.45
December 24, 2009	2,840,000	0.71
March 31, 2010	1,252,000	1.97
June 30, 2010	140,000	3.13
February 9, 2011	168,000	4.01
Feb 23, 2011	164,000	3.81
April 27, 2011	714,587	4.71
May 18, 2011	670,000	4.34
June 15, 2011	120,000	3.86
September 30, 2011	1,397,200	3.41

Total	13,333,787

	Number of nonvested shares	Weighted average grant date fair value
Outstanding at January 1, 2011	140,000	3.13
Granted	3,233,787	3.96
Vested (1)	(185,000)	3.35
Forfeited	(104,000)	4.30

Outstanding at December 31, 2011	3,084,787	3.94

(1)	150,000 shares that vested on December 31, 2011 were not included in outstanding shares as the registration of the shares were not completed until February 2012, but were included in computation of basic net income per share.

The total fair value of non-performance based nonvested shares vested during the year ended December 31, 2011 as of the date of vesting was $506.

The Group recorded compensation expenses of $3,921, $1,796 and $4,608 for the year ended December 31, 2009, 2010 and 2011, respectively based on the fair value of non-performance based nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method.

There was $8,242 of total unrecognized compensation expense related to non-performance based nonvested shares granted as of December 31, 2011. The expense is expected to be recognized over a weighted-average period of 3.0 years according to the graded vesting schedule.

20.	PRC CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $4,440, $5,429 and $8,405 for the years ended December 31, 2009, 2010 and 2011, respectively.

21.	STATUTORY RESERVES

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

The appropriation to these reserves by the Group’s PRC (mainland) subsidiaries were $1,708, $2,610 and $3,041 for the years ended December 31, 2009, 2010 and 2011.

22.	COMMITMENTS

(a)	Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2016 and are renewable upon negotiation. Rental expense under operating leases was $1,216, $1,179 and $2,088 for the years ended December 31, 2009, 2010 and 2011 respectively. Rent expense included in income from continued operation was $1,129, $1,179 and $2,088 for the years ended December 31, 2009, 2010 and 2011, respectively, and that included in loss from discontinued operations was $87, $ nil and $ nil for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2011 are as follows:

Year 2012	2,042
Year 2013	1,040
Year 2014	802
Year 2015	409
Year 2016 and thereafter	214

4,507

(b)	Capital commitments

There was no capital commitment for purchase of equipment and inventory as of December 31, 2011.

23.	RELATED PARTY TRANSACTIONS

(a)	As of December 31, 2010 and 2011, the Group had the following outstanding balances with its related parties:

	As of December 31,
	2010	2011
Loan to an entity controlled by principal shareholders of the Group: (1)
Hunan Phoenix Ancient City Cultural Tourism Investment Co., Ltd. (formerly known as Hunan Phoenix Ancient City Tourism Co., Ltd.)	1,212	159
Receivable from a joint venture for operating expenses incurred on its behalf:
Beijing GoldenTom Information Technology Co., Ltd.	—	59
Others	—	3

Subtotal, non-trading	1,212	221

Trading receivable from a joint venture in respect of digital map data revenues: (2)
Beijing GoldenTom Information Technology Co., Ltd.	—	1,056

Total	1,212	1,277

(b)	Related party transactions consist of the following:

	Year ended December 31,
	2009	2010	2011
Research and development expenses associated with an entity controlled by principal shareholders of the Group: (3)
Beijing GaoDeTaiXin Technology Co., Ltd.	—	489	—
Revenue shared with a joint venture (2)
Beijing GoldenTom Information Technology Co., Ltd.	—	—	249

(1) The loans are payable on demand, no-interest bearing, and uncollateralized.

(2) On October 28, 2011, AutoNavi Software and TomTom Global established a joint venture of GoldenTom to provide digital map databases and traffic information in China (see “Note 8 Equity method investment”). Total revenue generated by GoldenTom was shared among GoldenTom, AutoNavi Software and TomTom by 10%, 65% and 25%, respectively. As of December 31, 2011, the receivable from GoldenTom was $1,056 including VAT of $153, of which $249 was recognized as revenue in 2011 and $645 recorded as deferred revenue due to post contract service term. The total shared revenue of $1,056 was not collected and recorded in accounts receivable as of December 31, 2011.

(3) In 2010, the Group had expenses of $489 relating to the outsourcing of a portion of research and development to Beijing GaoDeTaiXin Technology Co., Ltd.

24.	SUBSEQUENT EVENTS

Grant of nonvested shares

On February 27, 2012, the Company granted a total of 4,612,000 nonvested ordinary shares to employees under the 2007 Share Incentive Plan, as currently in effect. The nonvested shares vest in accordance with the vesting schedule set out in the nonvested shares award agreement, which is (1) 1/4 on March 1, 2013 and 1/16 on each of the 12 quarterly anniversaries subsequent to the first vesting date or (2) 6.25% on June 1, 2012 and 6.25% on each of the 15 quarterly anniversaries subsequent to the first vesting date or (3) 8.5% on June 1, 2012, 8.5% on each of the 7 quarterly anniversaries subsequent to the first vesting date and 8% on the following 4 quarters or (4) 50% on March 1, 2013 and 50% on March 1, 2014. The fair value of each nonvested share at the date of grant was $2.72. The Group has determined the grant date fair value of the nonvested shares was $12,545 which will be recognized in the consolidated statement of operations in the respective service period set out in the award agreement.

Acquisition of equity method investment

On January 17, 2012 the Company acquired 20% equity interest in Ariadne’s Thread Co., Ltd with the cash consideration of $477, which is an ecommerce platform operator and will assist the company to carry out ecommerce combined with digital map services. The acquisition is accounted for under equity method. The Company paid the cash consideration of $183 as of December 31, 2011, which was recognized in “prepaid consideration in connection with equity investment” on the consolidated balance sheet, and the remaining consideration of $294 was paid in February and March 2012.

Disposal of Xuancai

In January 2012, the Company entered an agreement with a third party to sell all its equity interest in XuanCai, which is mainly engaged in value-added mobile service. There was no material business operation in XuanCai before the disposal and accordingly this disposal was not reported as discontinued operation. The total consideration was $47 and the loss from the disposal of XuanCai was $9.

Share Repurchase Program

On February 27, 2012, the Company was authorized, but not obligated, by its board of directors to repurchase up to US$50.0 million worth of its own ADSs within 12 months upon receiving such authorization. The repurchases may be made from time to time on the open market at prevailing market prices pursuant to a 10b5-1 plan (which allows AutoNavi to repurchase its ADSs pursuant to the pre-determined terms under the plan at any time, including periods in which it may be in possession of material non-public information), in negotiated transactions off the market, in block trades or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, and is subject to the restrictions relating to volume, price and timing under applicable law. The Company expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the shareholders. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The Company plans to fund repurchases made under this program from its available cash balance.

Pursuant to the share repurchase plan, the Company repurchased 73,567 ADSs in March and April 2012, representing 294,268 ordinary shares, with a total consideration of $905 at the price range of $11.63 to $12.57 per ADS including brokerage commissions. The repurchased shares were recorded as treasury stock and will be canceled subsequently.