Form 20-F
period 2012-12-31
AutoNavi Holdings Ltd
filed 2013-04-26
CIK 1489895

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  196,979,163 ordinary shares, par value $0.0001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

Our selected consolidated financial data presented below for the years ended December 31, 2010, 2011 and 2012 and our balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report.  Our selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and our summary selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report.  Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of $ except for share, per share and ADS data)
Consolidated Statement of Operations Data
Net revenues	45,538	57,163	85,765	126,960	159,693
Cost of revenues(1)	(18,842)	(20,031)	(28,328)	(35,021)	(43,019)
Gross profit	26,696	37,132	57,437	91,939	116,674
Operating expenses(1)
Research and development	(5,045)	(7,338)	(12,732)	(23,720)	(35,581)
Selling and marketing	(3,591)	(5,608)	(9,335)	(16,428)	(24,958)
General and administrative	(9,264)	(9,613)	(12,769)	(15,114)	(20,322)
Impairment of goodwill and intangible assets	(674)	—	—	(19)	—
Total operating expenses	(18,574)	(22,559)	(34,836)	(55,281)	(80,861)
Government subsidies	387	1,016	748	163	3,111
Operating income	8,509	15,589	23,349	36,821	38,924
Gain on re-measurement of fair value of the equity method investment	—	—	—	995	—
Investment income	324	109	—	—	—
Interest income	324	295	1,991	5,226	6,456
Interest expense	—	—	—	—	—
Change in fair value of forward contract	—	—	(2,465)	2,465	—
Foreign exchange gain/ (loss)	—	—	1,504	(1,579)	454
Other income	—	—	94	188	342
Impairment loss on short-term investment	(2,000)	—	—	—	—
Income before income taxes, share of net (loss)/income of equity accounted investment and discontinued operations	7,157	15,993	24,473	44,116	46,176
Income tax expense	(1,145)	(1,144)	(4,041)	(5,086)	(7,214)
Share of net (loss)/ income of equity method investment, net of tax	(121)	156	(238)	(653)	(778)
Income from continuing operations	5,891	15,005	20,194	38,377	38,184
Loss from discontinued operations, net of tax(1)(2)	(2,212)	(4,181)	—	—	—
Net income	3,679	10,824	20,194	38,377	38,184
Less: Net income attributable to non-controlling interest	1,476	433	1,059	1,842	1,676
Net income attributable to AutoNavi Holdings Limited shareholders	2,203	10,391	19,135	36,535	36,508

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of $ except for share, per share and ADS data)
Net income per share:
Net income from continuing operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.03	0.10	0.11	0.19	0.19
Diluted	0.03	0.10	0.10	0.18	0.18
Net income from continuing operations per Series A preferred share-Basic	0.03	0.10	0.11	—	—
Net loss from discontinued operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.02)	(0.03)	—	—	—
Diluted	(0.02)	(0.03)	—	—	—
Net loss from discontinued operations per Series A preferred share-Basic	(0.02)	(0.03)	—	—	—
Net income per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.01	0.07	0.11	0.19	0.19
Diluted	0.01	0.07	0.10	0.18	0.18
Net income per Series A preferred share-Basic	0.01	0.07	0.11	—	—
Net income per ADS attributable to AutoNavi Holdings Limited shareholders:(3)
Basic	0.06	0.27	0.45	0.77	0.77
Diluted	0.06	0.26	0.42	0.73	0.73
Weighted average number of shares used in calculating net income per ordinary share:
Basic	114,000,000	115,675,022	149,684,032	190,132,407	190,853,540
Diluted	154,000,000	157,188,766	182,696,079	201,230,735	201,168,386
Weighted average number of shares used in calculating net income per Series A preferred share	40,000,000	40,000,000	20,273,973	—	—

(1)         Including share-based compensation expenses as follows:

	Year Ended December 31
	2008	2009	2010	2011	2012
	(in thousands of $)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	268	608	232	221
Research and development	—	601	1,559	2,464	3,785
Selling and marketing	—	143	1,324	1,705	4,651
General and administrative	—	1,864	2,966	961	3,879
Discontinued operations	—	1,956	—	—	—
Total share-based compensation expenses	—	4,832	6,457	5,362	12,536

(2)         In December 2009, we distributed the equity interests in Shanghai AutoNavi Software Co., Ltd., or AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software Co., Ltd., or AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis.  AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this annual report.

(3)         Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008, 2009, 2010, 2011 and 2012.

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands of $)
Consolidated Balance Sheet Data
Cash and cash equivalents	28,777	34,716	103,105	199,696	151,543
Term deposits	—	—	62,716	—	64,686
Total current assets	62,268	76,009	197,063	244,326	277,479

Total assets	93,645	106,630	248,623	314,467	351,804
Total current liabilities	17,759	16,201	29,788	43,244	56,784
Total liabilities	18,423	16,733	30,261	44,589	57,750

Series A convertible redeemable preferred shares	39,326	39,326	—	—	—
Total equity	35,896	50,571	218,362	269,878	294,054
Total liabilities, series A convertible redeemable preferred shares and equity	93,645	106,630	248,623	314,467	351,804

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues are denominated in RMB.  This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012.  We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all.  The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.  On April 19, 2013, the noon buying rate was RMB6.1772 to $1.00.

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

	Exchange Rate
Period	Period End	Average(1)	High	Low
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19, 2013)	6.1772	6.1927	6.2078	6.1720

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

We derived 73.9%, 67.6% and 57.7% of our net revenues for the years ended December 31, 2010, 2011 and 2012, respectively, from licensing map data for use in in-dash navigation systems installed on automobiles and customized aftermarket navigation solutions.  Any significant downturn in the overall demand for automobiles could adversely affect the demand for both in-dash navigation systems and aftermarket navigation solutions, which in turn would materially decrease our revenues.  Although China’s automotive market has grown in recent years, it is uncertain whether the number of automobiles to be manufactured will grow at a similar rate in the future.  It is also uncertain that the percentage of new automobiles equipped with in-dash navigation systems or the demand for aftermarket navigation solutions will increase in the future.  In addition, the average selling prices for our solutions may decline for a variety of reasons, including competitive pricing pressures, discounts we offer, phase-out of supports from navigation system or device manufacturers, and introduction of new business models.  The average selling prices for our map data licensed for use in in-dash navigation systems and our customized aftermarket navigation solutions have in the past decreased, and may continue to decrease in the future.  Our financial results will suffer if we are unable to offset any future reductions in the average selling prices by increasing our sales volumes, reducing our per unit costs, or developing new or enhanced solutions on a timely basis with higher sales prices.  To the extent that our future revenues substantially depend on sales of in-dash navigation systems installed on automobiles and aftermarket navigation solutions, our business would be vulnerable to any downturns in China’s automotive market and the average selling prices of our solutions.

We have limited experience in the mobile and internet location-based services markets, and may not be able to successfully address the challenges we face in these markets.

We entered the mobile and internet location-based services markets in 2006.  For the years ended December 31, 2010, 2011 and 2012, revenues from our mobile and internet location-based solutions business accounted for 13.2%, 21.6% and 29.8%, respectively, of our total net revenues.  As we devote more resources in growing our business in the mobile and internet location-based services markets, we face some new challenges that are different from the ones we face in the automotive navigation market, including: adopting alternative revenue models and pricing structures; serving a larger number of small customers; and interacting with end-users directly. We also face intense competition from large internet companies in providing mobile and internet location-based services, a number of which companies may have more experience and resources than us in this market.

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

Our cooperation arrangements with China Mobile and China Telecom are an important part of our mobile location-based solutions business.  Our contractual relationship with China Mobile is maintained through China Mobile Liaoning, the China Mobile subsidiary in charge of constructing and operating a location-based service platform for China Mobile’s nationwide network.  Since 2006, we have been providing a nationwide digital map database to support mobile location-based services throughout China Mobile’s nationwide network.  In November 2009, China Mobile engaged us to jointly develop and operate a new mobile navigation service, which was launched in 8 provinces and tier one cities in January 2011, and is currently available across mainland China.  We expect to continue relying on China Mobile for the growth of our mobile location-based solutions business in the near future.  Our agreement with China Mobile Liaoning regarding the nationwide digital map database and our mobile navigation service agreement will expire at the end of 2013.

We are also cooperating with China Telecom to provide end-users with a business platform software, which will integrate China Telecom’s map data with its point of interest data and ultimately support its location-based mobile navigation business platform, called “E Surfing,” across China Telecom’s nationwide network.  Our cooperation with China Telecom in relation to the “E Surfing” service is through Beijing PDAger Technology Development Co., Ltd., also known as Beijing Xiejin Technology Development Co., Ltd., or PDAger.  The cooperation agreement will expire in June 2014.

There is no guarantee that China Mobile or China Telecom will not decide to terminate the current cooperation relationship or insist on new agreements with substantially different commercial terms that are unfavorable to us.  Our negotiating leverage with China Mobile or China Telecom is limited given its dominant position in China’s mobile communications market.  If China Mobile or China Telecom for any reason decides to terminate the current co-operation relationship, or if it proposes new agreements with commercial terms materially different from the current ones, e.g., by changing the revenue sharing arrangement with us, our mobile location-based solutions business and growth prospects could be adversely affected.

Our ability to generate revenues from our mobile location-based solutions business could suffer if China Mobile or China Telecom’s location-based service services do not generate sufficient revenues.

In providing a nationwide digital map database to support mobile location-based services throughout China Mobile’s nationwide network, we share a portion of the fees charged by China Mobile for certain aspects of the business, and receive from China Mobile fees based on the level of usage of our map data by China Mobile’s subscribers for other aspects of the business, subject to a monthly cap.  For the mobile navigation service jointly developed by China Mobile and us, we shared a portion of the fees charged by China Mobile before 2013 and will receive payments in the form of a fixed fee in and after 2013. For the mobile navigation service jointly developed by China Telecom and us, we share a portion of the fees charged by China Telecom.  Therefore, our ability to generate revenues from our mobile location-based solutions business is affected by the future success of the location-based services offered by China Mobile and China Telecom.  The future success of China Mobile or China Telecom’s location-based services will depend on, among other things, the quality of its mobile network, the resources it commits to promoting and operating its location-based services and its ability to effectively manage its subscribers’ expectations.  We, however, have no control over any of those factors.  If the formal launch of some location-based services by China Mobile or China Telecom is delayed, or China Mobile or China Telecom does not allocate sufficient resources to promoting and operating its location-based services, or if China Mobile or China Telecom’s location-based services are not well received by users, those services may not generate sufficient usage and revenues.  As a result, revenues from our mobile location-based solutions business may be adversely affected.

Our results of operations and cash flows may fluctuate due to the project-based nature of our public sector and enterprise applications business.

We generated 10.6%, 9.7% and 11.1% of our net revenues from our public sector and enterprise applications business for the years ended December 31, 2010, 2011 and 2012, respectively.  Historically, revenues from our public sector and enterprise applications business have typically been generated on a project basis.  For instance, we provided aerial digital maps of two entire provinces and parts of three other provinces in connection with China’s second national land survey from 2007 to 2009, certain provinces in 2010, and other government related projects in 2011, as well as certain provinces and some government-related projects in 2012.  Revenues from this and other similar projects may fluctuate significantly from period to period, which makes it difficult for us to forecast revenues and cash flow and could adversely affect our working capital levels.  The resulting period-to-period fluctuation in our results of operations could also cause the price of our ADSs to fluctuate or decline.

A significant portion of our revenues historically have been attributable to a limited number of automobile manufacturers, and if we are unable to maintain these key relationships or establish new relationships with additional automobile manufacturers, our revenues will be adversely affected.

In the in-dash navigation systems market, automobile manufacturers generally have the power to select map data suppliers, regardless of whether the selected map data supplier enters into contract directly with the automobile manufacturer or not.  In 2010, 2011 and 2012, revenues from our top five automobile manufacturer customers in each period accounted for approximately 66.8%, 63.3% and 54.1%, respectively, of our total revenues.  We anticipate that a limited number of automobile manufacturers will continue to represent a significant percentage of our revenues for the foreseeable future.  However, there is no assurance that our relationships with our existing automobile manufacturer customers will continue in the future, and we are not guaranteed any minimum level of revenues from them.  We cannot assure you that revenues from our current customers will reach or exceed historical levels in any future period.  The loss of one or more of our key automobile manufacturer customers, whether due to a change of control or bankruptcy of a customer or other causes, a reduction in orders from them, difficulty or failure to collect payments from any key customer under financial distress, or our failure to attract additional key customers, would adversely affect our revenues.  In addition, our license agreements with automobile manufacturers typically cover specific car models for a defined period of time.  If our major automotive navigation customers do not renew their agreements with us for all or some of their new car models after the existing license agreements expire, revenues from our automotive navigation business may be adversely affected.

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

Many of our customers, particularly those in the automotive industry, require their suppliers to maintain certain quality assurance standards and certifications, including those pursuant to the ISO series of international standards.  We have obtained some of these certifications.  For instance, we were granted the ISO 9001:2008 certificate for our quality management system for design, production and service of navigation map and relevant support systems in July 2009, which was renewed in July 2012 and is valid until June 2015.  We were granted the ISO/TS 16949:2009 certificate for our automotive navigation map design and production operations in July 2009, which was renewed in June 2012 and is valid until June 2015. The ISO/TS 16949 standard applies to the design/development, production and, when relevant, installation and servicing of automotive-related products and is an important independent indicator of quality process management.  In addition, we have the ISO14001:2004 certificate for our design, production service and sale of navigation map and relevant support systems, which is valid between March 2013 and March 2016.  We were rated as the Automotive SPICE (Automotive Software Process Improvement and Capability Determination) Capability Level 3 in October 2012, and the CMMI(Capability Maturity Model Integration) Level 3 in December 2007. We cannot assure you that we will be able to continue to meet these standards on an on-going basis in the future.  Our customers may later require us to obtain and maintain certifications under different or more stringent standards, which we may or may not be able to accomplish.  If we are unable to obtain and maintain such certifications, those customers may refuse to do business with us, which could materially reduce our revenues and adversely affect our reputation.

A substantial portion of our cost of revenues is not directly linked to the level of our revenues.  As a result, any shortfall in revenues could adversely affect our gross profit.

The majority of our cost of revenues is related to data collection and processing, which serve as the foundation for all aspects of our business.  As a result, our cost of revenues is not directly linked to the level of our revenues.  In addition, as we pursue the expansion of our business in the mobile and internet location-based solutions segment, our cost levels are based, in part, on our expectation of future revenues from that market segment.  However, we may not be able to achieve the growth of revenues as we anticipated.  Any shortfall in revenues relative to our expectations in any given period would not necessarily result in a proportionate reduction in our costs, and could therefore have a material and adverse effect on our results of operations.

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

Due to national security concerns, the surveying and mapping business is highly regulated in China and is subject to a complex set of laws, rules and regulations administered primarily by the National Administration of Surveying, Mapping and Geoinformation (formerly known as the State Bureau of Surveying and Mapping), or the NASMG.  Only entities that have been granted a surveying and mapping qualification certificate for digital navigation map production by the NASMG are permitted to engage in data collection, editing, processing, formatting, geographic information integration and other digital map production activities.  In addition, the servers on which the map data are stored must be kept inside China with public internet protocol addresses provided.  AutoNavi Software, our variable interest entity in China, holds a Class A surveying and mapping qualification certificate for digital navigation map production and related activities and internet map service, valid until December 31, 2014.  Beijing MapABC Technology Co., Ltd., or MapABC Technology, and PDAger have obtained a Class A surveying qualification certificate for internet map service, valid until December 31, 2014.  Beijing Xingtiandi Information Technology Co., Ltd., or Xingtiandi Technology, a subsidiary of AutoNavi Software, holds a Class A surveying and mapping qualification certificate for aerial photogrammetry and a Class B surveying and mapping qualification for photogrammetry and remote sensing and related activities, valid until December 31, 2014. We cannot assure you that AutoNavi Software, MapABC Technology, Xingtiandi Technology and PDAger will always be in compliance with the various laws, rules and regulations governing the surveying and mapping business.  If any of them is found to be in violation of any of these laws, rules and regulations, we could face severe penalties, including postponement or denial of annual registration, downgrading of professional qualification, and suspension or even revocation of the surveying and mapping qualification certificates.  Any of these penalties could materially impede our ability to create, improve, license or distribute solutions incorporating digital map data, which could materially and adversely affect our financial condition and results of operations.

We rely on a third-party holder of a publishing license for electronic publication of our digital map data.  If we are unable to continue the use of this license, our business could be adversely affected.

Under the relevant PRC laws and regulations, our digital map data are deemed electronic publications, which can only be published by a publishing entity with a publishing license for electronic publications granted by the General Administration of Press and Publications, which was merged with the State Administration of Radio Film and Television and renamed as the General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT, in March 2013. Since we do not have such a license, we have entered into an agreement with SinoMaps Press, a publishing entity that holds a publishing license for electronic publications.  Under the agreement, SinoMaps Press is responsible for reviewing, seeking approval for and publishing the digital maps we produce and deliver to them.  For each electronic publication and its updated version, SinoMaps Press must submit the sample map and other required information to the NASMG and the GAPPRFT for approval.  Our agreement with SinoMaps Press is effective until November 2014.  We cannot assure you that SinoMaps Press will agree to renew this agreement upon the expiration of the current term.  If we fail to renew the agreement with SinoMaps Press or enter into a replacement contract with another holder of a publishing license for electronic publications, our business could be adversely affected.

We depend on in-dash navigation system manufacturers to distribute our digital map data to automobile manufacturers, and any delays or errors in the distribution of our map data to automobile manufacturers could adversely affect our business.

In the in-dash navigation systems market, it is critical that we maintain a good reputation among automobile manufacturers, whether we have entered into contracts with them directly or through in-dash navigation system manufacturers.  We usually convert our digital map data into different proprietary formats of the in-dash navigation system manufacturers and send DVD copies or hard disk drives of the converted map data to these companies.  These companies then distribute the DVDs or hard disk drives along with their own products to the automobile manufacturers.  To the extent we continue to rely on in-dash navigation system manufacturers to distribute our map data, their failure to distribute our map data in a timely manner or meet the requirements of automobile manufacturers may harm our reputation and relationships with our automobile manufacturer customers.

If our customers do not accurately report the amount of fees owed to us under our agreements with them, we will not receive all of the revenues to which we are entitled.

For a portion of our sales to the mobile and internet location-based solutions business, we rely on our customers to accurately report the amount of fees owed to us under our agreements with them.  We could audit our customers’ records to verify this information.  However, these audits can be expensive, time-consuming and possibly harmful to our ongoing business relationships with our customers.  To date we have not audited any customers and have relied primarily on the data in our customers’ reports.  To the extent those reports are inaccurate, the revenues we collect from our customers could be materially less than the amount we would be entitled to from them.  In addition, even if we conduct audits, there can be no assurance that any additional fees determined to be payable to us in such audits would be recoverable or that, if recoverable, such additional fees would be sufficient to cover our audit expenses.

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

•                  In the in-dash navigation systems market, our primary competitor is NavInfo Co., Ltd.  NavInfo has formed a joint venture with NAVTEQ Corporation, a subsidiary of Nokia Corporation and one of the two major international digital map providers.  The global reach of NAVTEQ Corporation, its pre-existing relationships with some of our key customers, its greater financial resources and its affiliation with large navigation hardware manufacturers may help our competitor expand its businesses. The portable navigation devices market for digital map solutions is highly competitive with multiple map data providers and, as a result, price competition is intense in that market.

•                  In mobile and internet location-based service platform, we do not have any single competitor that competes with us in all areas.  Rather, we compete with different competitors in different areas.  In pre-installed and downloadable navigation solutions for mobile devices, we face competition primarily from companies that offer similar solutions.  The competition is primarily based on product design and marketing.  In mobile and internet-based map application solutions, we compete primarily with some big internet companies.  The competition is primarily based on access to quality map data, richness of the content, ease of use, stability of solutions and technical support, and targeted and useful location-based information.

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

We have grown in recent years.  Our total net revenues grew from $85.8 million in 2010 to $127.0 million in 2011 and further to $159.7 million in 2012, representing a two-year compound annual growth rate, or CAGR, of 36.4%.  There can be no assurance that we will be able to maintain our past rates of growth.  Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources.  To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems.  We also will need to continue to expand, train, manage and motivate our workforce and manage our client relationships.  Moreover, as we introduce new navigation and location-based solutions or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges.  Any of these endeavors will involve risks and require substantial management resources and attention.  We may be unable to manage our growth effectively, which could have a material and adverse effect on our business.

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

If one or more of our executive officers or other key employees is unable or unwilling to continue in their present positions, we may not be able to find suitable replacements easily or at all, which may disrupt our business operations.  We do not have key person insurance in place.  If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose customers, know-how, key professionals and staff members.  Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions.  However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system.  See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

Our systems and operations are vulnerable to damage or interruption from fire, earthquake, flood, power loss, computer hardware and software failure, telecommunications failure, computer hacking and similar events.  Our disaster recovery plans and redundant systems may not be sufficient to cure such system failures in a timely manner.  We keep our production facility and the servers that store our digital map database and run our technology platforms at our offices in the Changping Hi-tech Park, Beijing. The occurrence of a natural disaster or unanticipated problems with our technology, telecommunications and other infrastructure systems could cause interruptions or delays in the ongoing development and enhancement of our digital map database and related software, and inhibit our ability to timely deliver our solutions to our customers, which in turn could cause us to lose customers or revenues.  Similarly, system failures and operational interruptions of our customers could also adversely affect our own revenues.  Our technology, telecommunications and other infrastructure systems may also be subject to capacity constraints which would cause increased operating costs in order to overcome these constraints.  In addition, our mobile and internet location-based service platform may not be compatible with the information technology systems of our business partners, enterprise customers or third-party application developers, which would limit the growth of our business.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies do.  We have purchased automobile insurance on certain vehicles, property and casualty insurance on some of our assets and group accident insurance for our field survey employees.  We have also purchased third-party liability insurance to cover product liability, product-completed operations liability and premises liability.  In addition, we have purchased medical insurance for our foreign employees.  Other than these, we do not have commercial insurance coverage on our digital map database, other assets and personnel, nor do we have insurance to cover our business or interruptions of our business.  We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance.  Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

Concerns have been raised with respect to the possibility that GPS-based navigation products could be used to violate personal privacy by making available a record of a person’s geographical location to others. While we pay high attention to user privacy control, the technological potential of our current or future solutions and applications may create privacy concerns in the general public.  If these or other problems with public opinion arise in connection with our solutions and applications or the navigation and located-based services industry in general, our reputation, results of operations or financial condition could be materially and adversely affected.

In addition, if new laws or regulations are passed relating to privacy concerns, our business operations may be adversely affected. In December 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Pursuant to the decision, if an ICP operator wishes to collect or use personal electronic information, it must do so in a lawful and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. ICP operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. ICP operators are further prohibited from disclosing, distorting or destroying any such personal electronic information, or selling or proving such information to other parties. We are an ICP operator due to our operation of several websites and therefore be subject to the decision.  Moreover, the Ministry of Industry and Information Technology released a notice to strengthen the administration on mobile applications in April 2013, which, among others, prohibits pre-installation on smartphones mobile applications that collect or alter users’ personal information without user consent or those facilitate others in violating users’ privacy, network and communication rights and safety. This notice will be implemented from November 1, 2013. We provide pre-installed and downloadable navigation solutions for mobile devices and therefore will be subject to the notice.  However, the effect of these new laws and regulations still remain to be seen.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession.  The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012.  It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate.  There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China.  There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran.  There have also been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.  Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Since we derive substantially all of our revenues from our navigation and location-based solutions in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business and results of operations.  Our revenues in the automotive navigation and mobile and internet location-based service platform segments ultimately depend on end-user spending, which in turn depend on the end-users’ level of disposable income, perceived future earnings and willingness to spend.  As there are still substantial uncertainties in the current and future conditions in the global and Chinese economies, consumers may avoid purchasing new automobiles and reduce their spending on discretionary items, such as portable navigation devices and mobile location-based services.  Moreover, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payments from such customers.  Further disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We maintain a production facility in the Changping Hi-tech Park in Beijing, China, where we lease approximately 8,437 square meters of office space.  We also lease an aggregate of approximately 4,800 square meters of office space in Shanghai, Wuhan, Guangzhou and Shenzhen.  The lease for our production facility in the Changping Hi-tech Park expired at the end of March 2013, and we are communicating with the lessor to have the lease renewed, while we continue to use the premises under the existing lease. If we are not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired due to loss of personnel and damages to property, including our raw data, digital map database and technology systems. A disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Moreover, our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome (SARS), the influenza A (H1N1) or another epidemic. Such occurrences could cause severe disruption to our daily operations, including our field survey, data production and sales and marketing activities, and may even require a temporary closure of our data production facilities.  Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in surveying and mapping, the production of digital navigation maps, aerial photogrammetry and value-added telecommunication services, including but not limited to internet content services.  Specifically, a foreign investor may only hold a minority interest in a Chinese entity that engages in surveying and mapping, and foreign-invested companies are prohibited from engaging in the production of digital navigation maps and aerial photogrammetry.  In addition, foreign ownership in an internet content provider or other value-added telecommunication service providers may not exceed 50%.  We conduct our operations in China principally through contractual arrangements among our PRC subsidiary, AutoNavi Information Technology Co., Ltd., or AutoNavi Technology, two affiliated companies in the PRC, AutoNavi Software and MapABC Technology, and their respective shareholders.  AutoNavi Software and MapABC Technology and their subsidiaries hold the licenses and permits necessary to conduct our surveying and mapping business, value-added telecommunication services and related businesses in China.

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

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of any of our variable interest entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from any of our variable interest entities, we may not be able to consolidate the variable interest entity in our consolidated financial statements in accordance with U.S. GAAP.

In many cases, existing regulations with regard to foreign investors investing in companies that engage in surveying and mapping, producing digital navigation maps, aerial photogrammetry, and value-added telecommunication services, including but not limited to, internet content services, lack detailed explanations and operational procedures and are subject to interpretation, which may change over time.  Most of these regulations have not been interpreted by the relevant authorities in circumstances similar to our corporate structure.  Accordingly, we cannot be certain how the regulations will be applied to our business, either currently or in the future.  Moreover, new regulations may be adopted and the interpretation of existing regulations may change, any of which could result in a material and adverse effect on our ability to conduct our business.

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

Under the equity pledge agreements between our subsidiary AutoNavi Technology and the respective shareholders of AutoNavi Software and MapABC Technology, those shareholders pledged their equity interests in AutoNavi Software and MapABC Technology to AutoNavi Technology to secure AutoNavi Software’s and MapABC Technology’s obligations under the exclusive technology and consulting service agreements, the know-how license agreements and, in the case of AutoNavi Software, the domain name license agreement and the patent license agreement.  Our PRC counsel, Jun He Law Offices, has advised us that these pledges were duly created by recording the pledge on AutoNavi Software’s and MapABC Technology’s respective register of shareholders in accordance with the PRC Security Law.  However, according to the PRC Property Rights Law, a pledge will not be effective unless it has been registered with the relevant administration for industry and commerce.  AutoNavi Software and MapABC Technology are in the process of registering the pledges with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law. AutoNavi Technology may not be able to successfully enforce the pledges against any third parties who have acquired equity interests in good faith in AutoNavi Software and MapABC Technology.  As a result, if AutoNavi Software and MapABC Technology breach their obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, AutoNavi Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges.

Under the existing contractual arrangements, AutoNavi Technology has entered into a series of service agreements with AutoNavi Software and MapABC Technology to enable it to receive substantially all of the economic benefits of AutoNavi Software and MapABC Technology. We believe that our exclusive option to purchase all or part of the equity interests in AutoNavi Software and MapABC Technology, when and to the extent permitted by PRC law, or request any existing shareholder of AutoNavi Software and MapABC Technology to transfer all or part of the equity interest in AutoNavi Software and MapABC Technology to another PRC person or entity designated by us at any time in our discretion, and the power of attorney that AutoNavi Software and MapABC Technology’s shareholders have granted to us, effectively enable us to have the ability to cause the related service contracts to be renewed when needed. However, if we are not able to renew these service agreements when they expire, our ability to receive the economic benefits of AutoNavi Software and MapABC Technology may be adversely affected.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC.  Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.  The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entities, and our ability to conduct our business may be negatively affected. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our variable interest entities, and we may not be able to consolidate the financial results of AutoNavi Software, MapABC Technology and their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

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

AutoNavi Software is owned by Jun Hou, our co-founder and chairman, Congwu Cheng, our co-founder and chief executive officer, Jun Xiao, our former director, Derong Jiang, our co-founder and senior vice president of quality control, Wenzhi Ye, our co-founder, Peng Liu, our co-founder, Jianjun Yuan, our co-founder, and Zilong Liu (who recently changed his name from Dan Liu to Zilong Liu), an independent third party. MapABC Technology is owned by Jun Hou and Xiyong Tang, our senior vice president of operations and management. All these individuals are beneficial owners of our Cayman Islands holding company, and some of them serve as our directors or executive officers. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

The interests of these individuals as the shareholders of our variable interest entities may differ from the interests of our company as a whole. For example, these individuals may breach or cause our variable interest entities or their subsidiaries to breach or refuse to renew existing contractual arrangements with us.  Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our company. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company and our shareholders, or that conflicts of interest will be resolved in our favor. We rely on those of our variable interest entities’ shareholders who are also our directors or executive officers to abide by the laws of the Cayman Islands, which provide that a company’s directors and/or officers owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our subsidiaries in China are subject to restrictions on paying dividends and making other payments to our holding company.

AutoNavi Holdings Limited is our holding company incorporated in the Cayman Islands and does not conduct any business operations other than investing in our subsidiaries and affiliated entities. As a result of the holding company structure, it may rely on dividends and other distributions on equity paid by AutoNavi Technology, our PRC subsidiary, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur.

Under PRC laws and regulations, AutoNavi Technology, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations.  AutoNavi Technology is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital.  At its discretion, it may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds.  These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of foreign currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries in China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our ordinary shares and ADSs. See also “—Risks Related to Doing Business in China—Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

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

Pursuant to a SAFE Circular 142 promulgated by SAFE, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC.  In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company.  The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.  Violations of SAFE Circular 142 could result in severe monetary or other penalties. In addition, SAFE promulgated a SAFE Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, it recently came to our attention that SAFE issued an internal guideline to its local counterparts, referred to as SAFE Circular 45, in November 2011. SAFE Circular 45 has never been formally announced to the public or posted on SAFE’s website. Based on the version of SAFE Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that SAFE Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by SAFE Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. SAFE Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from the company’s capital contributed in foreign currency, may not be used by the company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans that it has obtained and on-lent to third parties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars 142, 59 and 45, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or any variable interest entities or with respect to future capital contributions by us to our PRC subsidiaries.  If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there.  Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China.  The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  While the Chinese economy has experienced significant growth in the past decades, the growth has been uneven, both geographically  and among various sectors of economy.  We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

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

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Our PRC subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

The laws and regulations governing navigation and location-based services and related services in China are developing and subject to changes.  If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.

The navigation and location-based services and internet related services industry are highly regulated by the PRC government.  Various regulatory authorities of the PRC government, such as the NASMG, the GAPPRFT and the Ministry of Industry and Information Technology, are empowered to issue and implement regulations governing various aspects of the navigation and location-based services industry.

We are required to obtain various licenses and permits from different regulatory authorities in order to conduct our operations.  See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Licenses.”  According to the Opinions on Strengthening the Administration of Internet Map Services and the Websites that Provide Geographical Information Services jointly issued by eight government agencies in February 2008, the publication of internet maps is subject to the approval of the GAPPRFT and requires an internet publishing license.  We have been providing internet map solutions since 2006, but have not obtained an internet publishing license for such business.  Three of our variable interest entities have obtained the surveying and mapping qualification certificates for internet map service from the NASMG.  However, we cannot rule out the possibility that the GAPPRFT may demand that we suspend our internet map application business for the lack of an internet publishing license in the future and impose severe penalties on us.  Although we have not generated significant revenues from our internet map application business, suspension of this business may adversely affect our growth and prospects.

In addition, AutoNavi Software holds a publication operating license necessary for sales of our digital map data.  However, Beijing ADF Navigation Technology Co., Ltd., or ADF Navigation, does not have such a license.  We derive a substantial portion of our revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation.  We cannot rule out the possibility that the GAPPRFT may demand that ADF Navigation suspend its business for the lack of a publication operating license and impose severe penalties on ADF Navigation.

Moreover, under current PRC laws and regulations, a commercial operator of internet content provisions services must obtain an ICP license, and a commercial operator of information services or call center services must obtain an SP license. We have obtained ICP licenses that are necessary for us to operate our websites and hold two SP licenses in order to provide value-added location-based solutions.

As the navigation and location-based services and related services industries in China are developing, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time.  As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the navigation and location-based services industry.

We cannot assure you that we will be able to maintain our existing licenses and certificates or renew any of them in a timely manner, or at all, when their current term expires.  For example, our Class A surveying and mapping qualification certificate for digital navigation map production and related activities, which was issued by the NASMG, is valid until December 31, 2014 and subject to annual review.  If we are unable to maintain and renew one or more of our licenses and certificates, particularly our Class A surveying and mapping qualification certificate for digital navigation map production and related activities, or obtain such renewals on commercially reasonable terms, our operations could be materially disrupted.  Furthermore, if the PRC government requires additional licenses or permits in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits in a timely manner, or at all.

Fluctuations in exchange rates may have a material and adverse effect on our results of operations and your investment.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China.  The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008.  Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band.  Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the RMB.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The Ministry of Industry and Information Technology has published regulations that subject website operators to potential liabilities for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing.  The Ministry of Public Security has the authority to order any local internet service provider to block any internet website maintained outside China at its sole discretion.  Periodically, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing.  The State Secrecy Bureau, which is directly responsible for the protection of the PRC government’s state secrets, is authorized to block any website it deems to be leaking state secrets or fail to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. In December 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Pursuant to the decision, an ICP operator shall improve its administration on the information published by its website users. If an ICP operator finds the publicized information is prohibited by laws and regulations, it must stop the dissemination and eliminate the publication of such information immediately, keep records and report to the relevant government authority.

Through our variable interest entities in China, we operate our MapABC.com and other websites which, among other things, allow users to post location-related information on the websites.  As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator.  In addition, we may not be able to control or restrict the content of other internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content.  To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information on our websites, and keep records and report to relevant authorities.  In addition, we may be subject to significant penalties for violations of those regulations, and our operations and reputation could be adversely affected.

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

The M&A Regulation discussed in the preceding risk factor also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including a requirement that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if either threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 is triggered.  In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the PRC Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to security review by the PRC Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.  In the future, we may grow our business in part by directly acquiring complementary businesses rather than through our variable interest entities.  Complying with the requirements of these regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

Pursuant to a SAFE Circular No. 75 issued by SAFE in November 2005 and its implementation rules, PRC residents and PRC corporate entities are required to register with and obtain approval from local branches of SAFE in connection with their direct or indirect offshore investment activities.  These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments.  In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of SAFE, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, a transfer or swap of shares, a merger, division, long-term equity or debt investment or creation of any security interest.  Moreover, the PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE when such updates are required under applicable foreign exchange regulations.  If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries.  Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

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

AutoNavi Technology, AutoNavi Software, MapABC Technology, Xingtiandi Technology and PDAger qualify as “high and new technology enterprises,” which entitles them to a preferential tax rate of 15%, subject to their maintenance of the “high and new technology enterprise” status. ADF Navigation also qualify as a “high and new technology enterprise,” but it was entitled to full tax exemption between 2008 and 2009 and a further reduced tax rate of 12.5% between 2010 and 2012 because of its status as a “manufacturing foreign-invested enterprise.” AutoNavi Xiamen renewed its “high and new technology enterprise” status in 2012 and is expected to receive the new certificate in 2013. As a “high and new technology enterprise” located in Zhongguancun, a district in Beijing, China, AutoNavi Technology is entitled to the tax-exemption in 2009 followed by a reduced tax rate of 7.5% for the subsequent three years. The continued qualification of a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant government authorities in China.  If any of AutoNavi Technology, AutoNavi Software, MapABC Technology, Xingtiandi Technology, PDAger and AutoNavi Xiamen fails to maintain its “high and new technology enterprise” qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material and adverse effect on our financial condition and results of operations.

In addition to “high and new technology enterprise,” AutoNavi Software was recognized as a “key software enterprise” for 2010, 2011 and 2012 and was entitled to a preferential tax rate of 10% for these years and thereafter as long as it continues to qualify as “key software enterprise.”  The “key software enterprise” qualification is subject to examination and approval each year.

Preferential tax treatment granted to our PRC subsidiaries or consolidated variable interest entities by the local governmental authorities is subject to review and may be adjusted or revoked at any time.  The discontinuation of any preferential tax treatments currently available to our PRC subsidiaries and consolidated variable interest entities will cause our effective tax rate to increase, which could have a material and adverse effect on our financial condition and results of operations.  We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the PRC enterprise income tax at the rate of 25% on its global income.  The implementation rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.  The SAT Circular 82 issued by State Administration of Taxation in April 2009 and a further notice issued in July 2011 provide certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China.  Although SAT Circular 82 and the further notice only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth therein may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Accordingly, we may be considered a PRC resident enterprise and may therefore be subject to the PRC enterprise income tax at 25% on our global income.  If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. See “Item 4.B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.”

Pursuant to the PRC Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.  We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which is the direct holding company of AutoNavi Technology, our PRC subsidiary.  If our Hong Kong subsidiary is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of AutoNavi Technology, dividends that it receives from AutoNavi Technology may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority.  However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%.  See “Item 4.B. Business Overview—Regulation—Regulations on Tax—Dividend Withholding Tax.”

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

The SEC’ s recent administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, may affect our ability to meet our reporting obligations as a reporting company.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the big four accounting firms, including our auditor, and another accounting firm. The Rule 102(e) proceedings initiated by the SEC related to these firms, failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC due to restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission.  We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firm.  As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditor, or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

Risks Related to our ADSs

The market price for our ADSs has been and may continue to be volatile.

In 2012, the trading price of our ADSs on NASDAQ varied from $9.38 to $13.54. The trading price of our ADSs has been and may continue to be volatile and could fluctuate widely due to multiple factors, including the following:

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

The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities.  The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.  Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.

In addition, it was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities in China had significantly curtailed public access to corporate records and filings filed with these industry and commerce administration authorities.  Much of the previously publicly accessible information, such as financial reports and changes to equity interests, now can only be accessed by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based, U.S.-listed companies’ business operations in China may have an adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, which may in turn cause the trading price of the securities of these China-based, U.S.-listed companies, including our ADSs, to decline.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The ADSs sold in our initial public offering in 2010 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.  As of March 31, 2013, we had 197,099,163  ordinary shares outstanding, among which 107,741,163  ordinary shares are represented by ADSs. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.  In addition, certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares.  Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.  If any existing shareholder or shareholders sell a substantial amount of ADSs, the market price of our ADSs could decline.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2012 Revision) and common law of the Cayman Islands.  The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States.  In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors.  In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income.  A non-United States corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.  Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result we consolidate such entities’ results of operations in our consolidated financial statements.

We do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2012.  If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2012 and any subsequent taxable year.  In addition, because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year ended December 31, 2013 or future taxable years.  The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year.  There can be no assurance our business plans will not change in a manner that will affect our PFIC status.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

ITEM 4.                        INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We are a Cayman Islands incorporated holding company that conducts operations primarily through our subsidiaries and consolidated variable interest entities in China.  In April 2002, our founders began to carry out research and development activities relating to digital map data for in-dash navigation systems through AutoNavi Software.  In September 2002, we formed ADF Navigation, a subsidiary of AutoNavi Software, to develop our automotive navigation business in China.  In 2004, we obtained a Class A surveying and mapping qualification certificate issued by the NASMG and began providing digital map data to a major automobile manufacturer in China.  In 2005, we started supplying digital map data to portable navigation device manufacturers.  In 2006, we entered the internet location-based solutions market by acquiring control of MapABC Technology, a leading online map application solution provider in China.  Also in 2006, we entered the mobile location-based solutions market by providing China Mobile with a nationwide digital map database for its location-based services.  In December 2006, we commenced our aerial photogrammetry business by acquiring Xingtiandi Technology, which holds a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the NASMG.

In August 2006, in order to facilitate international financing, our founders formed AutoNavi Holdings Limited, a Cayman Islands company, to be our holding company.  We also formed AutoNavi International Limited, a British Virgin Islands company, to be our intermediate holding company and AutoNavi Technology, a wholly-owned subsidiary of AutoNavi International Limited, under PRC law.  In October 2006, we issued 40,000,000 Series A convertible preferred shares, or Series A preferred shares, to a group of private equity investors.  In January 2008, we established a Hong Kong company, AutoNavi Asia Limited, to be the direct holding company of AutoNavi Technology.

In December 2009, we distributed the equity interests in AutoNavi Shanghai to all of our shareholders or their designated persons.  AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, had been engaged in the telematics business, which was not part of our core business.

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

Our principal executive offices are located at 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China.  Our telephone number at this address is +86 10 8410-7000.  Our registered office in the Cayman Islands is located at International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands.  Our main website is www.AutoNavi.com.  Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in July 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

We are a leading provider of digital map content and navigation and location-based solutions in China.  Since 2011, we have built a mobile and internet location-based service platform that enables us to offer our customers and business partners a broad range of location-based solutions serving a variety of consumer needs.  This service platform also enables us to move away from a pure business-to-business, or B2B, model to a combined B2B and business-to-consumer, or B2C, model.

In 2012, we made great progress in building up our platform with our strategic partners, which include internet companies, device makers, telecom operators and vertical content service providers. These partnerships have helped to further enhance our leadership position in China’s location-based service industry.

At the core of our business is our proprietary comprehensive and in-depth nationwide digital map database that covered approximately 3.6 million kilometers of roadway and over 22 million points of interest across China as of December 31, 2012.  Almost all of China’s 1.3 billion people live within the area covered by our digital map database.  In addition, we had completed 3-D navigation maps of key areas in 60 major cities and photo-realistic 3-D models of 35 cities for public sector projects as of December 31, 2012.  To further enrich our offerings, we integrate a wide range of third-party content, including local merchant content, users’ reviews and third parties’ promotions, into our database.

Through our nationwide digital map database and proprietary technology platform, we have become a market leader in offering the following comprehensive, integrated navigation and location-based solutions, each optimized for the Chinese market and users:

•                  Automotive Navigation.  We provide digital map data for in-dash navigation systems installed by a number of international and domestic automobile manufacturers on over 100 car models in China, including multiple Audi, BMW, General Motors models.  According to Analysys International, we were the largest provider of digital map data for in-dash navigation systems in China, with a 53.3% market share based on the revenue from digital map data sold in the fourth quarter of 2012.  We also provide aftermarket software navigation solutions to leading dealers’ optional in-dash navigation systems and portable navigation device manufacturers in China, ranging from digital map data to a “total solution” which consists of digital map data, the navigation engine and the user interface.

•                  Mobile and Internet Location-based Service Platform.  Our mobile and internet location-based service platform is designed to meet the needs of people on the go. We provide pre-installed and downloadable premium navigation solutions to mobile phone and tablet computer consumers and provide digital map data and/or navigation solutions to mobile operators to support their mobile location-based services.  We also develop our AMAP mobile map application software that integrates our extensive in-depth point of interest database with location-relevant content from other leading service providers and assist automobile manufacturers to develop vehicle connectivity solutions.  Our mobile products operate on three major mobile operating systems, namely, iOS, Android and Windows Phone.  According to Analysys International, our paid mobile navigation application had No. 1 market share in China Mobile’s navigation market for the second consecutive year in 2012, and AMAP continued to lead the mobile map application market for the fifth straight quarter in China in the fourth quarter of 2012. In addition, our mobile and internet location-based service platform allows us to provide various mobile and internet based map solutions to internet companies, developers and enterprises. We also team up with several leading internet players to connect each other’s location-based services and users, which enables our mapping services to penetrate a variety of services and applications provided by these internet companies and allows us to integrate their in-depth content and services into our own products.

•                  Public Sector and Enterprise Applications.  We provide a wide range of solutions to public sector and enterprise customers, including aerial photogrammetry solutions and 3-D modeling applications. We also  license map data, with or without upgrades, to certain PRC government agencies and enterprises to support their location-based application. Our solutions have a wide range of applications, such as land resource planning, emergency response, fleet management and asset tracking.  We are a trusted provider of location-based solutions to many prestigious public sector and enterprise customers, including national ministries, state-owned public utilities, mobile operators, logistics companies, financial institutions, tobacco bureaus at various levels and large retail and consumer goods companies.

Our net revenues increased from $85.8 million in 2010 to $127.0 million in 2011 and further to $159.7 million in 2012, representing a two-year CAGR of 36.4%.  Net income attributable to our shareholders increased from $19.1 million in 2010 to $36.5 million in both 2011 and 2012, representing a two-year CAGR of 38.2%.  In 2010, 2011 and 2012, we incurred share-based compensation expenses of $6.5 million, $5.4 million and  $12.5 million, respectively.

We derive substantially all of our revenues from our operations in China.  With over ten years of investments in the industry, we possess the requisite understanding of the Chinese market and the technological capabilities to construct and maintain a comprehensive nationwide digital map database and provide navigation and location-based solutions that meet the needs of the Chinese market.

Our Offerings to Customers

We provide customized navigation and location-based solutions supporting a variety of third-party applications.  The following table summarizes our current offerings:

Sector	Our Solutions	Description
Automotive Navigation	• Digital map data for in-dash navigation systems	• Two-dimensional or bird’s-eye view digital map representation of roads in China, with detailed, 3-D representation of select areas for certain luxury car models
	• Aftermarket navigation solutions for dealer option navigation systems and portable navigation devices	• Ranging from map data to a “total solution,” which includes map data, a navigation engine and a user interface
Mobile and Internet Location-based Solutions	• Pre-installed and downloadable offline navigation applications	• Collaboration with certain mobile phone and tablet computer manufacturers and mobile operators to pre-install our navigation solutions
	• Solutions for mobile operators	• Digital map data and software to support location-based services offered by China Mobile
• Mobile navigation applications for China Mobile and China Telecom
	• Pre-installed and downloadable online map application—AMAP	• AMAP, a user-end map application software specifically designed for mobile phone users, integrates POI database and other content from third-party service providers
• API solutions and internet and mobile map services

•        Map API solutions to enables our customers to embed location-relevant service capabilities into their websites or mobile applications

•        Map and location services for an American multinational corporation inside mainland China

•        Map services to SINA Weibo, Qihoo and other internet companies

	• Mobile internet solutions for public sectors and enterprises	• Designed to help municipal governments improve civil management efficiency and assist enterprises to better monitor and manage resources
	• Vehicle connectivity solutions	• Helping automotive manufacturers develop solutions that integrate navigation and other information through onboard telecommunications devices
Public Sector and Enterprises Applications	• Aerial photogrammetry	• Using advanced aerial photogrammetry technologies to collect, process and classify geographic data
	• 3-D digital city models	• 3-D models of landscape and geographic features and 3-D geographic information systems for certain cities
	• Map data licensing	• Map data licensing to certain PRC government agencies and enterprises to support their location-based application

Automotive Navigation

In-dash Navigation Systems.  We provide digital map data to in-dash navigation system manufacturers and automobile manufacturers.  Our map data for in-dash navigation is generally a two-dimensional or bird’s-eye view representation of roads in China.  For certain luxury vehicle models, we also provide map data with detailed 3-D representation of key areas in 60 cities. We also offer our proprietary total solution, which includes navigation engine software and digital map data, for several car models. Before we ship our map data to a particular in-dash navigation system manufacturer or an automobile manufacturer, we first convert our data into the specific format required.

After we are selected to supply the map data by an automobile manufacturer, we work closely with the automobile manufacturer directly or through  its in-dash navigation system manufacturer to ensure system compatibility between our map data, the in-dash navigation system and the particular vehicle model.  We conduct multiple rounds of indoor and outdoor testing of our map data for stability and accuracy.  Upon request by the navigation system manufacturers, we provide updated map data periodically based on separately negotiated terms.  In general, our update cycles range from quarterly to annually.  Because providing updated map data is deemed to be publication of digital map data under applicable PRC regulations, we must obtain governmental approval before we can provide updates to automobile manufacturers.

In addition to providing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, we also combine our navigation software with the map data to provide a more complete solution to both domestic and foreign automobile manufacturers.  With more and more automobile manufacturers introducing connected services, our strong navigation software capabilities, as well as our location-based cloud service platform, put us in a strong position to capture more business opportunities.

We enter into contractual relationships with either in-dash navigation system manufacturers or automobile manufacturers.  Under these contracts, we receive a license fee for each copy of our map data delivered and complete solution provided.  Our digital map data is currently used in in-dash navigation systems on over 100 car models made by a number of international and domestic automobile manufacturers, such as Audi, BMW and General Motors.  According to Analysys International, we were the largest provider of digital map data for in-dash navigation systems in China, with a 53.3% market share based on the revenue from digital map data sold in the fourth quarter of 2012.

Aftermarket Navigation Solutions.  We provide aftermarket software navigation solutions to dealer-option navigation systems and portable navigation device manufacturers, ranging from map data to a “total solution,” which consists of map data, a navigation engine and a user interface.  The total solution supports processing of real-time traffic information and interactive navigation.

We generally receive a license fee for each copy of our map data delivered to our aftermarket solutions customers. Users of some models of dealer-option navigation systems or portable navigation devices can download updated map data from our website, a.autonavi.com, or from the websites of relevant manufacturers.  We also provide updated map data through distribution channels such as automobile dealerships and consumer electronics stores.  Users of dealer-option navigation systems and portable navigation devices that are connected to a mobile network can also download navigation map updates.  For certain models, we support online real-time updates of points of interest.

We generally charge a license fee based on the number of copies provided to the customer.  We price our customized solutions primarily based on the complexity of our solutions and market conditions.

Mobile and Internet Location-based Solutions

Leveraging our core mapping competencies, we have built a mobile and internet location-based service platform to meet the needs of people on the go.

Pre-installed and Downloadable Offline Navigation Applications for Consumers.  Our navigation applications provide users with fully offline navigable map, voice-guided turn by turn directions and speed cameras. The latest version contains several unique features that have already been embraced by our users, including city-specific functions, cloud-based services and voice command options. We offer our mobile navigation services to customers in a number of ways.  We have collaborated with leading smart phone and tablet computer manufacturers in the Chinese market, such as Samsung, to pre-install our offline navigation solutions on mobile phones and tablet computers.  We receive payments from these manufacturers based on the number of copies of solutions installed.  We have also released a user-end navigation solution in China, which can be downloaded from most of China’s leading application stores, such as iPhone’s online application store for RMB50.00 per download.   Our offline navigation application has been the best-selling navigation application on Apple’s App Store for three consecutive years, and is one of the top ten recommended mobile applications by Microsoft, available on Windows’ app store in China.  In addition, we introduced the first English-language mobile navigation application in the China market in 2012.  According to Analysys International, our paid mobile navigation application maintained its No. 1 market position in China Mobile’s navigation market with a market share of 27.3% in the fourth quarter of 2012.

Solutions for Mobile Operators.  We provide mobile map and/or navigation solutions to support location-based services offered by mobile operators in China.  Since 2006, we have provided a nationwide digital map database to support the mobile location-based services of China Mobile, the world’s largest mobile operator by number of subscribers.  We share a portion of the fees charged by China Mobile for certain aspects of the business, and receive from China Mobile fees based on the level of usage of our map data by China Mobile’s subscribers for other aspects of the business, subject to a monthly cap.  In November 2009, China Mobile engaged us to jointly develop and operate a new mobile navigation service, and this service is currently available across mainland China.  Under this cooperation arrangement, we develop and operate China Mobile branded navigation application that is pre-installed on China Mobile subscribers’ mobile phones.  Meanwhile, when certain China Mobile developed applications need map displays, the system will automatically utilize our map and navigation services.  We shared a portion of the fees charged by China Mobile before 2013 and will receive payments in the form of a fixed fee in and after 2013.  In addition, we also work with China Mobile on certain geographic information system (GIS) projects and location-based projects.

We are also cooperating with China Telecom to provide end-users with a business platform software, which integrates China Telecom’s map data with its point of interest data and ultimately supports its location-based mobile navigation business platform, called “E Surfing,” across China Telecom’s nationwide network.  Our cooperation with China Telecom in relation to the “E Surfing” service is through PDAger.  We share a portion of the fees charged by China Telecom.  The cooperation agreement will expire in June 2014.

Pre-installed and Downloadable Online Mobile Application—AMAP.  We offer AMAP, an online map application software specifically designed for mobile phone users free of charge. AMAP is designed to providing users with relevant local information. It integrates our digital map database with complementary content from vertical service providers, offering end-users addresses, phone numbers, directions and more in response to local queries regarding shops, restaurants, parks and landmarks. AMAP also brings people daily deals from local businesses which are supported by third-party service providers. AMAP works with all major smartphone operating systems, and also provides user-access through mobile browsers. Key features include, among other things, online navigation, personalized and optimized routing information, estimated arrival time, real-time traffic information with user-generated content, traffic broadcasts, voice command options, interoperability with SINA’s Weibo app and 3-D views.  Our online mobile map application has more than 100 million users, including over 49 million monthly active users during the fourth quarter of 2012. According to Analysys International, we continued to be the No. 1 map application provider for mobile devices in China in 2012, with a market share of 29.6%.

API Solutions and Internet and Mobile Map Services.  We provide websites access to our digital map database, including access through map API, which enables our customers to embed rich and interactive location-relevant content into their websites or mobile applications and also provide other location-based services. The map database is stored either on our customers’ servers or on our servers.  The services are provided for free.  For a small number of customers that require use of advanced features of our digital map database, we charge either a fee based on the number of searches of our digital map database or a fixed annual fee.  We also provide project-based customized services to some customers for a fee.  We had more than 130,000 enterprise users of our map API services in December 2012, as compared to more than 80,000 enterprise users in December 2011.

In 2012, our map and location service has been selected by an American multinational corporation to power its mapping and location platform in mainland China.  The service went live in the fourth quarter 2012, as part of its global operating system update.  As a result, its map application consumes our map service when end users are in China, and its voice recognized intelligent personal assistant gets local search outcome, such as information related to local merchants and business, from us in China.  In addition, our service is integrated into its MapKit, so that third-party applications that use its built-in mapping and location functionalities will use our service.

We also formed a number of strategic partnerships with some Chinese leading internet companies. For example, we have launched the first location-based social networking service platform with SINA Weibo, enabling interconnection between SINA Weibo and AMAP applications. Our AMAP users are able to sign on using Weibo Connect and access content directly from SINA Weibo, while SINA Weibo users also have access to the content and functionality of AMAP. We also provide map services to Qihoo 360 and other search engines that allow their users to access and search our location-based content through their personal computers. Furthermore, we extended our mapping service to the Qihoo mobile browser and Easou’s mobile solution.

In addition, through www.amap.com, our internet map portal, we also provide internet users with certain free location-based services including location-based search, public transportation search, route planning, real-time traffic information and online community services.

Mobile Internet Solutions for Public Sectors and Enterprises.  By combining mobile-internet and mobile terminal technologies, we have developed location-based solutions designed to help municipal governments and enterprise customers improve civil management and operational efficiency.  These solutions have been implemented by a number of municipal government agencies such as those in Beijing, Shanghai, Harbin, Chengdu, Chongqing, Nanjing, Jinan and Zibo and a number of enterprises including telecom carriers, logistics companies, hotel chains, banks, electronic power enterprises and restaurants.  We often provide our enterprise solutions as part of a larger offering provided by a system integrator to the enterprise customer, and charge a fee for these extra solutions on a project basis.

We also provide enhanced location-based business intelligence services for commercial enterprise customers.  The services integrate our core mapping competencies and location-based service expertise with software provided by a leading Japanese engineering and spatial information consultancy company.  Our location-based business intelligence services allow for improved selection assistance for evaluating new store locations, asset tracking, investigating potential locations for sales promotion, identifying new market opportunities and analyzing consumer behavior as well as a variety of other location-relevant services for commercial enterprises.

Vehicle Connectivity Solutions.  We help automotive manufacturers develop vehicle connectivity solutions that integrate the driver, vehicle and surrounding environment into a dynamic network through connected in-car telecommunication devices.  For example, we assisted a number of  international and domestic automotive manufacturers in launching an automotive connectivity solution that provides traditional telematics functions such as roadside assistance and real time traffic information, popular internet content including weather forecasts, news updates and stock market information, as well as rich location-based information such as the location of nearby gas stations, parking lots, car dealerships and banks.

Public Sector and Enterprise Applications

Aerial Photogrammetry.  We use advanced aerial photogrammetry technologies such as a high-definition digital mapping camera (DMC) system and LIDAR to collect, process and classify geographic data.  We were the first private company in China to obtain the Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the NASMG.  We provide aerial digital images to government agencies and large state-owned enterprises for use in various fields, including land usage survey, urban planning, mapping, environmental protection, public security, agriculture and other projects.  For example, we provided aerial digital images of two entire provinces and parts of three other provinces in connection with China’s second national land survey pursuant to contracts with the Chinese government from 2007 to 2009, certain provinces in 2010, and other government related projects in 2011 and 2012.

3-D Modeling Applications.  We have the capability to construct photo-realistic 3-D models of landscape and geographic features and develop 3-D geographic information systems.  Our 3-D geographic information system allows users to perform functions such as search, browsing, positioning, routing and spatial measuring and analysis in a 3-D virtual environment.  It can serve as a city’s base management platform, onto which other additional functions designed for specific government agencies or industries can be added.  We have developed 3-D digital city models and base geographic information systems for 35 cities upon commission by the respective local governments.

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

Map Data Licensing.  We provide map data, with or without upgrades, to certain PRC government agencies and enterprises to support their location-based application.

Technology

We have built technologies to enable the evolution of our core map database and to strengthen our ability to deliver map, navigation and location based services to our customers and partners, through both online and offline solutions.

Our Database

Almost all of China’s 1.3 billion people live within the areas covered by our database.  Our database includes more than 200 detailed road attributes, traffic rules and driver assistance features, such as street and highway names, road grades, road signs, number of lanes, entries and exits, overhead crossings, traffic lights, one-way roads, turning restrictions, sharp turns, steep gradients and other traffic rules that are necessary to provide navigation functions.  Additionally, our database contains a searchable and dynamically updated collection of points of interest, such as office buildings, residential communities, restaurants, hotels, tourist attractions, gas stations and parking lots.  The roadways covered by our database grew from approximately 3.1 million kilometers at the end of 2010 to approximately 3.6 million kilometers as of December 31, 2012, while the number of points of interest covered increased from approximately 16 million at the end of 2010 to approximately 22 million as of December 31, 2012.

In the course of building our database, we have accumulated a massive amount of raw location relevant data.  Our database also includes data licensed from third parties such as satellite images, location and local business relevant data, and raw real-time traffic information provided by our business partners.

Quality Assurance. We have implemented a strict quality assurance program for the construction and maintenance of our digital map database.  Our software tools conduct automatic checks to ensure that all data has been correctly entered into our database.  We also conduct quality inspections throughout the database creation process.  We were granted the ISO 9001:2008 certificate for our quality management system for design, production and service of navigation map and relevant support systems in July 2009 and had it renewed in July 2012.  In addition, we were granted the ISO/TS 16949:2009 certificate for our automotive navigation map design and production operations in July 2009 and had it renewed in July 2012. The ISO/TS 16949 standard applies to the design, development, production and, when relevant, installation and servicing of automotive-related products and is an important independent indicator of our quality process management.  We also have the ISO14001:2004 certificate for our design, production and service of navigation map and relevant support systems, which is valid between March 2013 and March 2016.  We were rated as the Automotive SPICE (Automotive Software Process Improvement and Capability Determination) Capability Level 3 in October 2012, and the CMMI (Capability Maturity Model Integration) Level 3 in December 2007. We also have a certificate for value-added telecommunications business covering call center and information service business.

Database Protection. Because of national security concerns, digital map production is subject to certain PRC laws and regulations governing national secrecy.  We have detailed policies and procedures in place that are designed to comply with these laws and regulations and prevent unauthorized access to our database.  Backup copies are created for all of the raw data collected and stored both in our production facility and offsite in Beijing.  A copy of the master database is stored at a secure offsite location.  Most of the areas in our production facility are under video surveillance and require a valid employee ID card to access.  In addition, fingerprint access control systems have been installed in areas where critical information is stored, such as the raw data storage room and the server room, to further limit access.

Map Data Technology

We have developed a proprietary integrated technology platform that serves as the foundation for all aspects of our business, particularly the development and delivery of our various navigation and location-based solutions to our customers.

Data Collection. We use a range of data collection methods.  We have developed an extensive array of methods and standard procedures for our field surveys.  For a given area, our field employees collect road and point of interest information by driving and walking through roadways and streets throughout the area.  To supplement field survey, we use advanced aerial photogrammetry technologies, such as high-definition digital mapping camera (DMC) systems and light detection and ranging (LIDAR), an optical remote sensing technology used to build 3-D models, to obtain high-resolution aerial images that are used to, among other things, verify and update information in our digital map database.  We also use satellite images obtained from third-party data providers to further supplement data collected through field surveys.  In addition, we rely on feedback from customers and end-users, information gathered from the internet and various industry specific data obtained through our public sector and enterprise application projects.  We rely on third parties for raw real time traffic data.

Data Processing. In our production facility in Beijing, our production employees process collected data into a uniform electronic format using our proprietary data processing technologies and aggregate the data into our master digital map database.  Our technologies are designed to adapt to China’s rapidly changing and non-standardized road systems and to support the conversion of our map data into the different digital map formats used by various market segments.  Our employees analyze and verify the data collected from sources other than field survey using a proprietary online data processing platform, which consists of a market intelligence processing system, an online data production and management system, a real-time update integration system and a quality control system.  Data that have been verified through this rigorous process are promptly added into our master database and published. Our master digital map database is created in our proprietary format.  We convert the map data into our customers’ formats as needed.  We have developed a proprietary application suite that supports conversion of our map data into different digital map presentation formats used by our customers.

Third-Party Content Integration. We license from a wide range of third parties in-depth POI contents, such as business ratings, user reviews and pricing, to enrich our map database. We have developed technologies to integrate contents from third-party providers.  We have built cooperation relationships with leading vertical service providers in China, such as the SINA Weibo, Dianping and Ctrip for restaurants, hotels and other local business categories. We also work with a number of nation-wide logistics companies, banks and insurance companies to acquire street addresses and local business data.  Our technology in third-party content integration enables us to enrich our map data and to complement our own map data collection and processing. The integration also facilitates a high quality end-user experience by enabling the delivery of rich local information and more accurate search results, and provides the flexibility to incorporate a wide array of content. The flexibility of our platform allows us to quickly add new content providers and meet evolving market demands.

Application and Technical Solutions for Devices.  Our application and technical solutions for devices are composed of software components for client applications and systems, web portals and services, and map and location APIs that allow third-party developers to build into their software through our Software Development Kit (SDK).  These technologies are designed for in-car navigation systems, mobile phones, PCs and tablets, and Smart TVs.

Mobile Map & Navigation Applications. We have developed mobile map application and mobile navigation application for all main stream smartphone operating systems including iOS, Android and Windows Phone. The applications integrate base map and 3-D object rendering technologies to provide close to real-world user experiences.

In-car Navigation System. We have also developed navigation engine and software modules for in-car navigation systems.

PC & Mobile Web Portal. We operate web portals designed for PC users and mobile phone users accessing map service through internet browser, such as Microsoft’s Internet Explorer and Google’s Chrome.

Map Application for Smart TV. We have also developed a map application for Smart TVs, such as Samsung Smart TV that runs on Android operating system.

Cloud-based Technology. To strengthen our capability of delivering core services through our internet cloud, we have been building the foundation services for cloud, and have migrated our engine technologies to cloud.

Core Server Engine. We provide core engine technologies through cloud-based services, such as POI search engine, geocoding and location service engine, map tiling engine, navigation and route planning engine, public transit and pedestrian routing engine and live traffic broadcast service.

Telematics Service. We have developed technology to enable us deliver live and dynamic information from our cloud directly to in-car navigation system.  This service provides core information, such as live traffic info and traffic optimized routing, and value-add information, such as weather, gas price and parking facility status.

Large Scale Service Technology. In order to provide the cloud-based services with high performance, high availability and high scalability, we adapt foundation cloud technologies and develop solutions to fit our own needs, in areas such as large scale data storage, distributed processing of large scale data, on-demand service deployment, and service management and monitoring.

Internet Service Infrastructure and Operations. We have built an internet service infrastructure that empowers large-scale location-based services for end-users accessing our services through internet and mobile internet. The internet service infrastructure is composed of multiple datacenters across China and enables a robust and distributed topology for cloud-based computing and global traffic management.  It is capable of redirecting incoming requests to a near-by datacenter and then load balancing across multiple servers. Our datacenters have direct network connection to China Telecom, China Unicom and China Mobile, the three major backbone ISPs of China as well as other regional ISPs. Network connectivity is thus optimized for both fixed-line internet users and 3G mobile internet users.  This allows us to provide fast and quality services to all our customers around China. Our internet service infrastructure has the capacity to deliver over 200 terabytes of contents to tens of millions of end-users and to serve hundreds of millions of requests in a day. Our operation staff monitor online services hosted in our datacenters 24 hours a day, 7 days a week.  We are able to deliver 99.5% SLA (Service Level Agreement) to our customers and partners.

Sales and Marketing

We employ different sales strategies in approaching different types of customers, according to their procurement practices.  As of December 31, 2012, we had a sales and marketing force of over 250 individuals, mainly based in Beijing and Shanghai.

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

We also market our solutions through sponsorships, attendance and exhibition at trade shows and conferences, advertisements in relevant industry publications and internet-based marketing using our own corporate websites.  We were the designated provider of navigation map and related application solutions for the 2010 Shanghai World Expo.  In May 2011, we held a press conference to promote the launch of AMAP, which was attended by a large number of journalists, many hailing from influential news and media outlets.  In December 2011, we served as a diamond sponsor for the Telematics@China 2011 Conference in Shanghai, which attracted representatives from a diverse cross-section of industries including major telecom operators in China and over 50 leading automakers in China’s automotive market.

We also promote our brand name through public relation activities.  In May 2011 and June 2012, we conducted two contests entitled “AutoNavi China LBS Challenge,” respectively, which attracted a wide range of internet and mobile application developers and received considerable attention from the industry. In November 2012, we held a “Technology Open Day” to welcome journalists to visit our data production base, and we also held a press conference concerning the strategic cooperation with SINA, both of the two activities attracted lots of major media covering the first tier cities including Beijing, Shanghai and Guangzhou.

We sometimes utilize social media, such as, microblog and Wechat to prompt our products exposure and to respond to end user questions on our products. In the public sector and enterprise applications business, we direct our sales efforts either directly at prospective end-users of our solutions or at system integrators, which integrate our solutions into their product and service offerings for the end-users.  In the mobile location-based solutions business, we obtain contracts generally through participation in formal bidding processes organized by mobile operators.

Customers

A small number of customers in in-dash navigation systems, portable navigation devices and public sector and enterprise applications markets have historically accounted for a substantial portion of our total net revenues. In 2010, 2011 and 2012, our top five customers accounted for 72.5%, 72.0% and 72.1% of total net revenues, respectively.  AW (Shanghai) Autoparts Trading Co., Ltd. and Alpine Electronic (China) Co., Ltd. contributed 30% and 21%, respectively, of our total revenues for the year ended December 31, 2012, as compared to 34% and 26%, respectively, of our total revenues for the year ended December 31, 2011. Samsung accounted for 15% of our total revenues for the year ended December 31, 2012.  We anticipate that a limited number of customers will continue to represent a significant percentage of our total net revenues for the foreseeable future.  As we further develop our various businesses, especially the mobile and internet location-based solutions, which have historically not accounted for a significant portion of our total net revenues, the identity and concentration of our top customers may change.

Customer and End-User Services and Support

We provide services and technical support to both our customers and end-users of our solutions through our service department, which consists of our call center operating on a 24 hours a day, 7 days a week basis and our technical support team.  In the course of providing services and support, our service personnel routinely collect feedbacks from customers and end-users on our data and solutions and pass the information to other departments to improve quality.

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

Mobile and Internet Location-based Solutions.  The mobile and internet location-based solution offering is an emerging industry and includes a broad range of new areas.  We do not have any single competitor that competes with us in all these areas.  Rather, we compete with different competitors in different areas.

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

•                  In mobile and internet-based map application solutions, we compete primarily with some big internet search and information service providers.  Some of them have more widely recognized brand names, greater financial resources and more experience in attracting and retaining users than we do.  The competition is primarily based on access to quality map data, richness of the location-based content, ease of use, volume of users, strategic relationships and technological advancements.

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

Facilities

Our corporate headquarters are located at 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing, where we own approximately 4,900 square meters of office space.  We also own approximately 4,090 square meters of office space at 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing, the address of our former headquarters and the current home of our research and development center.  We maintain a production facility in the Changping Hi-tech Park in Beijing, China, where we lease approximately 8,437 square meters of office space.  The lease for this production facility expired at the end of March 2013, and we are communicating with the lessor to have the lease renewed, while we continue to use the premises under the existing lease.  We also own approximately 3,200 square meters of office space in Xiamen and lease an aggregate of approximately 4,800 square meters of office space in Shanghai, Wuhan, Guangzhou and Shenzhen.  In addition, we also entered into a set of agreements to acquire under-construction premises with an aggregate gross floor area of approximately 27,000 square meters in the Industrial Park of National Geographic Information Technology in Beijing’s Shunyi District, which will serve primarily as our new map data facility and support our overall expansion after completion.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business.  There are currently no legal proceedings that, in the opinion of our management, may have a material adverse effect on our business and results of operations.

Regulation

As a provider of digital map content and navigation and location-based solutions, we are regulated by various PRC government authorities, including, among others, the NASMG, the GAPPRFT, the Ministry of Industry and Information Technology and the State Administration for Industry and Commerce.  As the navigation and location-based services industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those which we currently have, and to address new issues that arise from time to time.  Substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws and regulations applicable to the navigation and location-based services industry.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services and related services in China are developing and subject to changes.  If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

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

We conduct our operations in China through contractual arrangements with our variable interest entities in China, AutoNavi Software and MapABC Technology.  AutoNavi Software is owned by Jun Hou, our co-founder and chairman, Congwu Cheng, our co-founder and chief executive officer, Jun Xiao, our former director, Derong Jiang, our co-founder and senior vice president of quality control, Wenzhi Ye, our co-founder, Peng Liu, our co-founder, Jianjun Yuan, our co-founder, and Zilong Liu (who recently changed his name from Dan Liu to Zilong Liu), an independent third party.  MapABC Technology is owned by Jun Hou and Xiyong Tang, our senior vice president of operations and management.  AutoNavi Technology and each of AutoNavi Software and MapABC Technology and their respective shareholders entered into a series of agreements, which enable us to exercise effective control over AutoNavi Software and MapABC Technology.

In the opinion of Jun He Law Offices, our PRC legal counsel:

•                  the ownership structures of our variable interest entities and our subsidiary in China, comply with all existing PRC laws and regulations;

•                  the contractual arrangements among our PRC subsidiary, variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect; and

•                  the business operations of our PRC subsidiaries and our variable interest entities comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations.  Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel.  We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC navigation and location-based solutions businesses do not comply with PRC government restrictions on foreign investment in surveying and mapping, digital navigation map production, aerial photogrammetry and value-added telecommunication services, including but not limited to internet content provision, we could be subject to severe penalties, including being prohibited from continuing our operations.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in surveying and mapping, digital navigation map production, aerial photogrammetry and value-added telecommunication services, including but not limited to internet content services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

In 2010, 2011 and 2012, we derived $82.2 million, $114.1 million and $134.5 million net revenues, respectively, from our consolidated variable interest entities through contractual arrangements, representing a great majority of our total net revenues. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders.”  For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Regulations on Licenses

We are required to hold a variety of permits and licenses, which, among others, include:

Certificate for Surveying and Mapping Qualification.  Pursuant to the relevant PRC laws and regulations, enterprises engaging in surveying, mapping, production of maps including digital maps and internet map services must obtain proper surveying and mapping qualification certificates.  AutoNavi Software holds a Class A surveying and mapping qualification certificate for digital navigation map production, map drawing (digital map, real 3-D map and other special maps), photogrammetry survey and remote observation geographic information system engineering, and internet map services issued by the NASMG and the term of this certificate is valid until December 31, 2014.  This certificate is required for the creation and updating of our digital map database and the provision of navigation and location-based solutions to our customers.  Xingtiandi Technology, a subsidiary of AutoNavi Software, holds a Class A surveying and mapping qualification certificate for aerial photogrammetry and a Class B surveying and mapping qualification for photogrammetry and remote sensing and related activities issued by the NASMG.  We need these certificates in order to provide aerial photogrammetry solutions to our customers.  In accordance with the Notice on Strengthening the Administration of Internet Map promulgated by the NASMG in December 2009, an internet map service provider must obtain the surveying and mapping qualification certificate for internet map services and operate its business within the permitted business scope.  Three of our variable interest entities have obtained the surveying and mapping qualification certificates for internet map service from the NASMG. The internet map used for providing value-added services must be reviewed and approved by the surveying and mapping authority.  The surveying and mapping qualification certificate for digital map drawing or digital navigation map production is required for drawing and updating internet maps.

Certificate for Internet Map Service Qualification.  According to the Administrative Rules of Surveying Qualification Certificate and the amended Standard for Internet Map Services issued by the NASMG in March 2009 and May 2010, respectively, the provision of internet map services by any non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate.  Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the NASMG in December 2011, any entity without applying for a surveying qualification certificate for internet map services is prohibited from providing any internet map services.  Our variable interest entity, MapABC Technology, obtained a surveying qualification certificate for internet map service on July 8, 2010, and PDAger obtained a surveying qualification certificate for internet map service on February 12, 2011; both certificates are effective until December 31, 2014.  The Class A surveying and mapping qualification certificate held by AutoNavi Software covers internet map service in addition to other map production and related activities.

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

SP License.  Under current PRC laws and regulations, a commercial operator of information services or call center services must obtain a value-added telecommunications business operating license, or SP license, from the appropriate telecommunications authorities in order to carry on any commercial information services or call center service operations in China.  We currently hold two SP licenses, each issued by the Ministry of Industry and Information Technology, which we need in order to provide value-added location-based solutions.  AutoNavi Software has an SP license for both information services and call center services, and PDAger has an SP license for information services.

Internet Publishing License.  The GAPPRFT and the Ministry of Industry and Information Technology jointly impose a license requirement for any company that intends to engage in internet publishing, which is defined as any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet.  According to the Tentative Measures for Internet Publication Administration (2002), the provision of online map services is deemed an internet publication activity.  According to the Opinions on Strengthening the Administration of Internet Map Services and the Websites that provide Geographical Information Services jointly issued by eight government agencies in February 2008, the publication of internet maps is subject to the approval of the GAPPRFT and requires an internet publishing license.  However, we have not obtained an internet publishing license from the GAPPRFT for our internet map solutions business, nor are we aware of any other internet map service provider in China that has obtained an internet publishing license.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services and related services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Publication Operating License.  Under current PRC laws and regulations, enterprises engaging in the sale and distribution of publications including electronic publications must obtain a publication operating license.  AutoNavi Software holds a publication operating license necessary for selling our digital map data.  However, ADF Navigation does not have such a license. We derive a substantial portion of our revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services and related services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

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

Enterprises engaging in surveying and mapping must conduct their business within the scope specified in the surveying and mapping qualification certificate.  Before publishing a map, enterprises engaging in map production must submit a sample of the map to the national or local bureau of surveying and mapping for review and approval.  The national or local bureau of surveying and mapping will assign a review number to each map sample submitted for review.  Such review number must be marked on the published version of the map.  The publication of map must also be approved by the GAPPRFT.  With regard to digital navigation maps, basic requirements regarding safety processing technology should be observed.  Each digital navigation map must be submitted for review and approval before it is published, presented and used.  Any change in the map is subject to review and approval of the relevant bureau of surveying and mapping.  A sample of the published digital navigation map must be submitted to and registered with the relevant bureau of surveying and mapping.

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

Regulations on Electronic Publications

According to relevant PRC laws and regulations, our digital map data are electronic publications, which can only be published by a publishing entity with an electronic publication publishing license granted by the GAPPRFT and sold by an entity with a publication operating license granted by the GAPPRFT or its local counterparts.  We hold a publication operating license which we need in order to sell our digital map data.  However, we do not have an electronic publication publishing license; therefore, we have entered into an agreement with SinoMaps Press, a publishing entity that holds an electronic publication publishing license.  According to the agreement, we are responsible for surveying and data processing relating to the digital maps to be produced, while SinoMaps Press is responsible for map review, approval application and publishing work.  The agreement is effective until November 2014.  For every electronic publication and its updated version, SinoMaps Press must submit the sample map and other required information to the NASMG and the GAPPRFT for approval.

Regulations on Mobile Applications

The Ministry of Industry and Information Technology released a notice to strengthen the administration on mobile applications in April 2013, which, among others, prohibits pre-installation on smartphones mobile applications that (i) collect or alter users’ personal information without user consent; (ii) change the communication functions on smartphones, causing data usage and incurring communication fees, without clearly notifying users and obtaining user consent; (iii) negatively impact smartphones’ normal operation or communication safety; (iv) do not comply with existing telecommunication regulations, or spread rumors or false information; and (v) facilitate others in violating users’ privacy, network and communication rights and safety. This notice will be implemented from November 1, 2013. We provide pre-installed and downloadable navigation solutions for mobile devices and therefore will be subject to the notice.

Regulations on Information Security

Due to national security concerns, enterprises engaging in surveying and mapping activities are subject to strict state secrecy laws and regulations.  Surveying data and achievements are divided into two categories, basic surveying achievements and non-basic surveying achievements.  Basic surveying achievements generally include, without limitation, data and pictures obtained for the purpose of establishing a nationwide uniform surveying and mapping benchmark and system, data and video obtained through basic aerial photogrammetry and other data and information regarding basic geographic information system.  Other surveying achievements are deemed to be non-basic surveying achievements.  Upon completing surveying and mapping activities, an enterprise must submit a copy of the basic surveying achievements and a list of the non-basic surveying achievements to the relevant bureau of surveying and mapping.  The achievements obtained in projects financed by the central government should be submitted to the NASMG, while the others are to be submitted to the provincial-level branch of the NASMG.

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

Internet content in China is also regulated and restricted from a national security standpoint.  The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining the Internet Security, which may subject violators to criminal punishment in China for any effort to:  (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (ii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards.  The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.  Under the PRC Enterprise Income Tax Law and its implementation rules, enterprises that were established before March 16, 2007, the date when the PRC Enterprise Income Tax Law was promulgated, and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, while the tax rate will gradually increase from 15% to 25% during the five-year period, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the State” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or nonfinancial, as stipulated in the implementation rules, to enjoy a reduced 15% enterprise income tax rate.  The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008.

AutoNavi Technology, AutoNavi Software, MapABC Technology, Xingtiandi Technology, PDAger and AutoNavi Xiamen were recognized by the local provincial level Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprise” in May 2009, December 2008, May 2009, June 2009, December 2008 and December 2009, respectively, and are therefore entitled to the preferential enterprise income tax rate of 15% under the PRC Enterprise Income Tax Law.  ADF Navigation was recognized as a “high and new technology enterprise” in December 2009, but it was entitled to full tax exemption between 2008 and 2009 and a further reduced tax rate of 12.5% between 2010 and 2012 because of its status as a “manufacturing foreign-invested enterprise.” AutoNavi Technology, AutoNavi Software, MapABC Technology, Xingtiandi Technology and PDAger Technology have successfully renewed their “high and new technology enterprise” qualification in 2011 and 2012, and AutoNavi Xiamen is expected to obtained the renewed “high and new technology enterprise” in 2013.

Pursuant to the Notice of the Ministry of Finance and the State Administration of Taxation on Certain Preferential Policies regarding Enterprise Income Tax issued in February 2008, an accredited “key software enterprise under state planning” will be able to enjoy a further reduced 10% income tax rate on its yearly taxable income for which it is accredited, if it otherwise would be subject to a tax rate of more than 10% for that year. In addition to “high and new technology enterprise,” AutoNavi Software was recognized as a “key software enterprise” for 2010, 2011 and 2012 and was entitled to a preferential tax rate of 10% for these years and thereafter as long as it continues to qualify as “key software enterprise.” The “key software enterprise” qualification is subject to examination and approval each year.

Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income.  The relevant implementation rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.  Specifically, the SAT Circular 82 issued by State Administration of Taxation in April 2009 and a further notice issued in July 2011 provide that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC.  Although SAT Circular 82 and the further notice only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth therein may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe that our holding company AutoNavi Holdings Limited, its wholly-owned subsidiary AutoNavi International Limited or AutoNavi Asia Limited meets all of the conditions above.  These three entities are holding companies incorporated outside of the PRC, and their key assets and records, including accounting books, company seals, and minutes and files of their respective board and shareholders’ meetings, are located and maintained outside of the PRC.  In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities.  Therefore, we believe that none of these three offshore entities should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” were deemed applicable to us.  However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities.  In the event that any of these entities is considered a PRC resident enterprise, (i) we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; and (ii) dividend income that AutoNavi Asia Limited receives from AutoNavi Technology, however, may be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

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

Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and have been expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. The pilot program will also be expanded nationwide when conditions permit. Some of our PRC subsidiaries and variable interest entities, including AutoNavi Technology, AutoNavi Software, MapABC Technology, Xintiandi Technology, ADF Navigation and AutoNavi Xiamen fall within the scope of the pilot program.  Taxable services provided by these entities are subject to the VAT at the tax rate of 6% or 3% instead of the business tax at the tax rate of 5%.

Dividend Withholding Tax

We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which is the direct holding company of AutoNavi Technology, our PRC subsidiary.  Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary by AutoNavi Technology are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the PRC Enterprise Income Tax Law and holds at least 25% of the equity interest of our PRC subsidiary.  The State Administration for Taxation promulgated a SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements.  According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities.  An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits.  The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits.  In addition, as described above, our Hong Kong subsidiary may be considered a PRC resident enterprise for enterprise income tax purposes, in which case dividends received by it from AutoNavi Technology, our PRC subsidiary, may be exempt from the PRC withholding tax because such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient.

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

Pursuant to a SAFE Circular 142 issued by SAFE in August 2008, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for.  Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency.  In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company.  The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of the loans have not been used.  In addition, SAFE promulgated a SAFE Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, it recently came to our attention that SAFE issued an internal guideline to its local counterparts, referred to as SAFE Circular 45, in November 2011. SAFE Circular 45 has never been formally announced to the public or posted on SAFE’s website. Based on the version of SAFE Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that SAFE Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by SAFE Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB.  SAFE Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from the company’s capital contributed in foreign currency, may not be used by the company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans that it has obtained and on-lent to third parties.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations.  In addition, a wholly foreign-owned company is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital.  At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds.  These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and variable interest entities as of the date of this annual report.

D.                                    Property, Plants and Equipment

Our corporate headquarters are located at 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing, where we own approximately 4,900 square meters of office space.  We also own approximately 4,090 square meters of office space at 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing, the address of our former headquarters and the current home of our research and development center.  We maintain a production facility in the Changping Hi-tech Park in Beijing, China, where we lease approximately 8,437 square meters of office space.  The lease for this production facility expired at the end of March 2013, and we are communicating with the lessor to have the lease renewed, while we continue to use the premises under the existing lease.  We also own approximately 3,200 square meters of office space in Xiamen and lease an aggregate of approximately 4,800 square meters of office space in Shanghai, Wuhan, Guangzhou and Shenzhen.

In August 2012, we entered into agreements to acquire under-construction premises with an aggregate gross floor area of approximately 27,000 square meters in the Industrial Park of National Geographic Information Technology in Beijing’s Shunyi District. The location will serve primarily as our new map data facility, while also supporting our overall expansion. The aggregate consideration for acquiring the new premises is approximately RMB270 million (USD43.3 million), to be paid in installments until construction is completed and accepted. As of December 31, 2012, we had paid approximately RMB54.1 million (US$8.7 million) in accordance with the agreements. Pursuant to the agreements, the premises will be delivered to us by the end of April 2014.

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

A.                                    Operating Results

Overview

We are a leading provider of digital map content and navigation and location-based solutions in China.  We have built a mobile and internet location-based service platform that enables us to offer our customers and business partners a broad range of location-based solutions serving various aspects of consumer needs. This service platform also enables us to move from a pure B2B business model to a combined B2B and B2C business model. At the core of our business is our proprietary comprehensive and in-depth nationwide digital map database that covered approximately 3.6 million kilometers of roadway and over 22 million points of interest across China, as of December 31, 2012.  Almost all of China’s 1.3 billion people live within the area covered by our digital map database.  In addition, we had completed 3-D navigation maps of key areas in 60 major cities and photo-realistic 3-D models of 35 cities for public sector projects, as of December 31, 2012.

We have derived our revenues primarily from licensing our digital map data and navigation solutions for use in in-dash navigation systems for automobiles and for use in aftermarket navigation devices including dealer option navigation systems and portable navigation devices. We also generate revenues by offering mobile and internet location-based solutions to our enterprise customers, business partners and consumers.  For example, we had provided website access to our digital map database through our map application programming interfaces, or API, services to more than 130,000 enterprise users in China as of December 31, 2012. We collaborate with several leading mobile phone manufacturers and tablet computer manufacturers to pre-install our paid navigation solutions on their mobile phones and tablet computers.  We have released downloadable iPhone paid navigation applications.  We also provide our mobile map and navigation solutions to China Mobile and navigation solutions to China Telecom to support their location-based services.  In addition, we derive revenues through providing solutions to public sector and enterprise customers, including aerial photogrammetry solutions, 3-D modeling applications, location-based public sector solutions and location-based enterprise solutions.

In 2012, net revenues from our automotive navigation, mobile and internet location-based solutions, and public sector and enterprise applications accounted for 57.7%, 29.8% and 11.1%, respectively, of our total net revenues.

Our net revenues increased from $85.8 million in 2010 to $127.0 million in 2011and further to $159.7 million in 2012, representing a two-year CAGR of 36.4%.  Net income attributable to our shareholders increased from $19.1 million in 2010 to $36.5 million in both 2011 and 2012, representing a two-year CAGR of 38.2%.  In 2010, 2011 and 2012, we incurred share-based compensation expenses of $6.5 million, $5.4 million and $12.5 million, respectively.

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

	Year Ended December 31,
	2010		2011		2012
	$	% of net revenue	$	% of net revenue	$	% of net revenue
	(in thousands, except percentages)
Net revenues:
Automotive navigation	63,410	73.9	85,853	67.6	92,122	57.7
Mobile and internet location-based solutions	11,322	13.2	27,420	21.6	47,575	29.8
Public sector and enterprise applications	9,061	10.6	12,278	9.7	17,693	11.1
Other	1,972	2.3	1,409	1.1	2,303	1.4
Total net revenues	85,765	100.0	126,960	100.0	159,693	100

Automotive Navigation

Net revenues from the automotive navigation market accounted for 73.9%, 67.6% and 57.7% of our total net revenues in 2010, 2011 and 2012, respectively.  We derive revenues in our automotive navigation business primarily from licensing our map data or navigation solutions for use in in-dash navigation systems and portable navigation devices.

In-dash Navigation Systems.  We derive most of revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers. We have entered into contractual relationships with both in-dash navigation system manufacturers and automobile manufacturers.  Under these contracts, we charge a license fee for each copy of our digital map data delivered.  We price our digital map data based on direct negotiations with our customers and may adjust the price from time to time in response to customer requests.  In addition to the initial sale of map data, we also provide updated map data to our customers based on separately negotiated terms.

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

Our licensing revenues from the aftermarket navigation solutions market in 2010 and 2011 were affected significantly by the timing and amount of the license fees we received from the one customer with which we had a fixed license fee arrangement. In 2012, the licensing revenues were significantly affected by the number of copies and the unit license fee of our solutions for the dealer option navigation system and portable navigation device manufacturers. The number of copies of our navigation solutions licensed is directly linked to the sales by our customers of dealer option navigation system and portable navigation devices incorporating our solutions.  The unit license fees are affected primarily by competition.  The portable navigation device market for digital map solutions is highly competitive with multiple map data providers.  As a result of this and the relatively short product life cycles of portable navigation devices, we face greater pressure to lower prices and have adjusted prices more frequently than in the in-dash navigation systems market.  We expect that this trend will continue in the future.

Mobile and Internet Location-based Solutions

Net revenues from the mobile and internet location-based solutions accounted for 13.2%, 21.6% and 29.8% of our total net revenues in 2010, 2011 and 2012, respectively.  These revenues are mainly derived from the following channels:

Pre-installed and downloadable navigation applications for consumers.  We collaborate with leading mobile phone makers and tablet computer makers in the Chinese market to pre-install our paid navigation applications.  We receive payments from these manufacturers based on the number of copies of applications installed.  In addition, we have released a user-end navigation application which can be downloadable from most of China’s leading application stores, such as iPhone’s online application store.

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

Internet-based Map API Solutions.  We derive revenues from providing websites access to our digital map database allowing them to incorporate our location-based information into their own search engine and content, including through map API.  The number of enterprise users of the internet map API services standed at more than 130,000 as of December 31, 2012. We provide basic solutions to most of our website customers for free to increase awareness of our map application solutions. For customers that require the advanced features of our digital map database, we charge fees for using our solutions, generally under the following arrangements:  (i) a fixed annual or quarterly fee for unlimited access, or a minimum fee plus an additional fee when the website reaches certain performance goals, such as click rates or number of advertisements displayed, or (ii) or a one-time map data license fee with or without upgrades provided.

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

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market accounted for 10.6%, 9.7% and 11.1% of our total net revenues in 2010, 2011 and 2012, respectively.  We derive revenues in this market primarily from aerial photogrammetry solutions provided to government agencies for land use survey and other purposes.  Revenues from aerial photogrammetry solutions are affected by the number of projects and the size of the areas covered by our aerial surveying and mapping missions.  We also derive revenues from developing 3-D digital city models and geographic information systems for local governments and enterprises and providing map data to enterprises for asset management, commercial analysis and other purposes.

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

Other

Net revenues from other miscellaneous sources accounted for 2.3%, 1.1% and 1.4% of our total net revenues in 2010, 2011 and 2012, respectively.  We have derived revenues from road test services provided in connection with furnishing our map data to navigation system manufacturers and automobile manufacturers, certain technical consulting services, software development services and publishing and advertising services.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses for the periods indicated.

	Year Ended December 31,
	2010		2011		2012
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)

Net revenues	85,765	100.0	126,960	100.0	159,693	100.0
Cost of revenues(1)	(28,328)	(33.0)	(35,021)	(27.6)	(43,019)	(26.9)
Operating expenses:
Research and development(1)	(12,732)	(14.8)	(23,720)	(18.7)	(35,581)	(22.3)
Selling and marketing(1)	(9,335)	(10.9)	(16,428)	(12.9)	(24,958)	(15.6)
General and administrative(1)	(12,769)	(14.9)	(15,114)	(11.9)	(20,322)	(12.7)
Impairment of intangible assets	—	—	(19)	—	—	—
Total operating expenses	(34,836)	(40.6)	(55,281)	(43.5)	(80,861)	(50.6)

(1)         Include share-based compensation expenses as follows, both in an absolute amount and as a percentage of total net revenues for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	608	0.7	232	0.2	221	0.2
Research and development	1,559	1.8	2,464	1.9	3,785	2.4
General and administrative	2,966	3.5	961	0.8	3,879	2.4
Selling and marketing	1,324	1.5	1,705	1.3	4,651	2.9
Total share-based compensation expenses	6,457	7.5	5,362	4.2	12,536	7.9

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

Our cost of revenues is primarily related to data collection and processing and is not directly linked to the level of our revenues.  As a result, if we experience a significant increase in our revenues, we would also expect an increase in our gross margin.  Our cost of revenues as a percentage of our total net revenues were 33.0%, 27.6% and 26.9% for the years ended December 31, 2010, 2011 and 2012, respectively. Maintaining a comprehensive digital map database requires ongoing investments.  We expect that the absolute amount of our cost of revenues will continue to increase.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses, general and administrative expenses and impairment of goodwill and indefinite-lived intangible assets.

Research and Development Expenses.  Our research and development expenses primarily consist of salary and benefit expenses for research and development staff, including share-based compensation expenses, and outsourced development expenses.  Our research and development expenses as a percentage of our total net revenues were 14.8%, 18.7% and 22.3% for the years ended December 31, 2010, 2011 and 2012, respectively.  The percentage increase was primarily due to significant increases in resources committed to research and development activities as part of our growth strategy.  We anticipate that our research and development expenses will continue to increase.  For example, we plan to devote more resources to developing new technologies and tools to enhance our database production capability and efficiency.  We also plan to continue to improve the functionality and service quality of our mobile and internet location-based solutions.

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

Our selling and marketing expenses as a percentage of our total net revenues were 10.9%, 12.9% and 15.6% for the years ended December 31, 2010, 2011 and 2012, respectively.  The percentage increase was primarily due to increases in salary and benefit expenses, promotion and marketing expenses.  Going forward, we expect our selling and marketing expenses to continue to increase as we further expand our business, especially our mobile and internet location-based solutions, which may require us to further develop our brand recognition among end-users.

General and Administrative Expenses.  Our general and administrative expenses primarily comprise of the following:

•                  salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•                  depreciation of facilities and office equipment; and

•                  professional service expenses.

Our general and administrative expenses as a percentage of our total net revenues were 14.9%, 11.9% and 12.7% for the years ended December 31, 2010, 2011 and 2012, respectively as our revenues grew at a faster pace than our general and administrative expenses during this period. We expect that our general and administrative expenses will continue to increase as we incur additional costs in connection with the growth of our business and with our becoming a publicly traded company, including professional service expenses, depreciation of new properties and equipment purchased and costs to enhance our internal control.

Impairment of Intangible Assets.  We review the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. We recorded an impairment loss of intangible assets of $19,000  in 2011 in connection with certain intangible assets held by Beijing Yadao Xingkong Advertising Co., Ltd. and Beijing Yadao Media & Culture Development Co., Ltd. There was no impairment loss in 2010 and 2012.

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

Consolidation of Variable Interest Entity

We conduct majority of our business activities through the variable interest entities, AutoNavi Software and MapABC Technology, and their subsidiaries in the PRC. To provide us the power to control and the ability to receive the economic benefits from the variable interest entities and their subsidiaries, AutoNavi Technology has entered into a series of contractual arrangements with AutoNavi Software and MapABC Technology. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders” for a summary of these contractual arrangements.

We believe that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable us, through AutoNavi Technology, to vote on all matters requiring shareholder approval for the variable interest entities. In addition, we believe that the exclusive purchase option agreement provides us, through AutoNavi Technology, with a substantive kick-out right. More specifically, we believe that the terms of the exclusive purchase option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC laws to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive purchase option agreement. Our rights under the powers of attorney and the exclusive purchase option agreement provide us with control over the shareholders of the variable interest entities and thus provide us with the power to direct the activities that most significantly impact the variable interest entities’ economic performance.

In addition, we believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from AutoNavi Software and MapABC Technology in consideration for the services provided by our wholly owned subsidiary in China. Accordingly, as the primary beneficiary of AutoNavi Software and MapABC Technology and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

As advised by Jun He Law Offices, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Risk factors—D. Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in surveying and mapping, digital navigation map production, aerial photogrammetry and value-added telecommunication services, including but not limited to internet content services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Our Corporate Structure —We rely on contractual arrangements with AutoNavi Software and MapABC Technology and their shareholders for our China operations, which may not be as effective as direct ownership, in providing operational control” and “—Risks Related to Our Corporate Structure —The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Revenue Recognition

Automotive Navigation

In-dash Navigation Systems.  We provide licenses of digital map data to certain in-dash navigation system manufactures and automobile manufacturers for use in in-dash navigation systems on a per copy basis, and we do not undertake to provide updates to map data as part of the initial transaction.  If automobile manufacturers or navigation system manufacturers subsequently require updates, we enter into separately negotiated transactions with the manufacturers.  We only provide telephone support to end-users in addition to basic warranty terms.  Consequently, we recognize revenues from the license of digital map data for in-dash navigation systems when all of the following criteria are met:  (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting accounts receivable is reasonably assured, which we refer to collectively as the four revenue recognition criteria.

Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.  We assess the collectability of accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. In the case that we provide master copy of map data, the revenue is recognized based on the monthly statement from the customers indicating the number of copies they have installed. In the case that we provide DVD copies of map data, the revenue is recognized when map data are delivered to the customers’ destination.

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

We usually send master copy of map data or total solution to customers. When no free updates are provided, revenues are recognized when all of the four revenue recognition criteria are met upon the receipt of the monthly statement from the customers indicating the number of copies they have installed.

We sometimes undertake to make available to end-users free updates to the map data and related application software in the total solution for a specified period (usually not exceeding one year) on a when-and-if-available basis.  Other than free updates to map data and related application software, we only provide telephone support to end users in addition to basic warranty terms.  Because of our obligation to provide updates, we have considered whether we have adequate evidence that would allow us to bifurcate the revenues attributable to the license from the revenues attributable to the right to receive updates.  However, we do not believe that we are able to establish vendor-specific objective evidence, or VSOE, as to the fair value of the update right and consequently only recognize revenues from each license over the term of the update right commencing with the delivery of the licenses.

Under our contracts with one portable navigation device manufacturer, because of uncertainty relating to collectability prior to 2012 in this specific instance, recognized revenues prior to 2012 were further limited to the amount of cash received.

Mobile and Internet Location-based Solutions

Pre-installed and Downloadable Navigation Applications.  We provide map application solutions including a perpetual license of map data, a navigation engine and a user interface, on a per copy basis to mobile phone and tablet computer manufacturers to pre-install the solutions on their products.  We usually sends master copy of the map application solutions to customers or provides end users with access to download the solutions from application stores.  When no free updates to the map data and the related application software are provided, revenues are recognized when all the four revenue recognition criteria are met upon the receipt of the monthly statement from the customers or application stores indicating the number of copies the customers or end users have installed. For the arrangement with free updates to map data and the related application software on a when-and-if-available basis, as we are not able to establish VSOE as to the fair value for updates to map data, revenues are recognized ratably over the service period if all other basic revenue recognition criteria are met.

Solutions for Mobile Operators.  In our mobile location-based solutions business, we provide a nationwide digital map database to China Mobile to support its mobile location-based services provided to its subscribers.  We are also cooperating with China Telecom to provide end-users with a business platform software, which will integrate China Telecom’s map data with its point of interest data and ultimately support its location-based mobile navigation business platform, called “E Surfing,” across China Telecom’s nationwide network. Revenues are computed based on the level of database usage and the pre-agreed share of mobile navigation services from monthly subscription fees.  Mobile operators provide us with a monthly statement, which represents the principal evidence that our solutions have been delivered.  We recognize revenues on the basis of the monthly statements.

Internet-based Map API Solutions.  In our internet-based map data and application solutions business, we provide map application solutions to our customers, enabling the websites access to our digital map database and incorporate our location-based information into their own applications.  Revenues are derived from the following arrangements:  (i) provision of map data service for a fixed annual or quarterly fee, or a minimum fee plus an additional fee when the website reaches certain performance goals, such as click rates or number of advertisements displayed. The fixed fee or minimum fee is recognized ratably over the service period. Additional fees are recognized as revenue when reports provided by the customer as to achievement of the performance goal are received. (ii) sales of map data and related application software. When no free updates to the map data and related software are provided, revenues are recognized when all the four revenue recognition criteria are met. These criteria are usually met upon the delivery of map data and the related application software.  For arrangements with free updates to map data and the related application software on a when-and-if-available basis, as we do not believe that we are able to establish vendor-specific objective evidence as to the fair value for updates to map data, revenues are recognized ratably over the service period assuming all other basic revenue recognition criteria are met.

Mobile Internet Solutions for Public Sectors and Enterprises.  We offer location-based solutions designed to help municipal governments improve their civil management efficiency or to assist enterprises to better monitor and manage their resources, including tracking assets and managing fleets.  These solution offerings usually include proprietary application software for servers and terminals, third-party hardware and software which primarily include PC server, storage and network equipment and related application software, and free support services which mainly include telephone support and free unspecified upgrades to application software on a when-and-if-available basis for one to three years. Prior to 2011, as no VSOE of fair value of the support services had been established and the delivered software and hardware was not considered accepted by the customers until the completion of preliminary acceptance test, the entire arrangement was accounted for as a single unit of accounting, resulting in the revenues and costs applicable to both the delivered software and hardware and undelivered support services being recorded ratably over the remaining service period upon the completion of the preliminary acceptance test if all other basic revenue recognition criteria were met.

In October 2009, the FASB issued guidance related to Multiple-Deliverable Revenue Arrangements.  The guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on:  (i) VSOE; (ii) third-party evidence, or TPE, if VSOE is not available; or (iii) estimated selling price, or ESP, if neither VSOE nor TPE is available.  We prospectively adopted the guidance for multiple elements arrangements entered into on or after January 1, 2011 and concluded that the total arrangement consideration can be separated to (i) third-party hardware and (ii) software deliverables and free support service based on relative selling prices.  The revenue of third party hardware is recognized upon delivery or at the completion of preliminary acceptance test if there is any.  The revenues allocated to the software deliverables which include free support services are recorded ratably over the remaining service period upon the completion of preliminary acceptance test if all other basic revenue recognition criteria are met as we are not able to establish VSOE as to the fair value of the support service.  The adoption of this guidance did not have a material impact on our financial statements.

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

For these contracts, we believe that it is appropriate to consider the guidance relating to the accounting for long-term contracts which generally requires that such contracts be accounted for based on the percentage of the completion at the reporting date, provided that the estimates of the costs to complete and the extent of the progress toward completion on long-term contracts are reasonably reliable.  We have considered various methods to measure the percentage of completion, including proportional performance and the ratio of input costs incurred to total expected contract costs. For the contracts involving the mapping of certain geographical areas, the costs incurred are generally evenly incurred as the mapping process proceeds.  We therefore believe it is appropriate to use costs incurred to determine the amount of revenues to recognize on an uncompleted contract.  For the contract which the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract was recognized when the loss become evident.

Map data licensing.  We provide one-time map data license or map data license for a certain period with timely updates to the map data during such contract period on a when-and-if-available basis to certain PRC enterprises to support their location-based application.  When one-time map data licensing is provided, revenues are recognized when the four revenue recognition criteria are met.  These criteria are usually met upon the delivery of map data.  For map data license for certain periods, revenues are recognized ratably over the contract period.

Other

Other services provided by us include technical consulting services, software development services, publishing and advertising services, and navigation system road test services.  These revenues are recognized when all the four revenue recognition criteria are met.  These criteria are generally met upon the completion of the services.

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

The following table sets forth the fair value of our ordinary shares estimated at different dates in 2010 before our IPO:

Date	Fair Value		Purpose of Valuation	Type of valuation
March 31, 2010	$1.97		To assess the fair value of share-based compensation expenses	Contemporaneous
April 30, 2010	$2.50	(1)	To assess the fair value of share-based compensation expenses	Contemporaneous

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

The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions.  These assumptions include:  no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts.  These assumptions are inherently uncertain and subjective.  The risks associated with achieving the estimated cash flow were assessed in selecting the appropriate discount rate, which had been determined to be 18.0% on March 31, 2010.  The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital, or WACC, which was derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities.  The change in WACC was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

A discount for lack of marketability, or DLOM, was also applied to reflect the fact that there was no ready public market for our shares as we were a closely held private company prior to our IPO.  When determining the DLOM, the Black-Scholes option model was used.  Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM.  Based on the analysis, DLOM of 10% was used for the valuation of our ordinary shares as of March 31, 2010.

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

Share-based Compensation

On September 1, 2012, we amended the then effective 2007 Share Incentive Plan by reducing the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2007 Share Incentive Plan from 41,987,000 to 26,140,431, and terminated the 2007 Share Incentive Plan as of the same date. On the same date, we adopted a new Share Incentive Plan, which has a maximum number of 15,846,569 ordinary shares available for issuance pursuant to all awards under the Share Incentive Plan. As a result, the maximum number of ordinary shares available for issuances pursuant to all awards under the 2007 Share Incentive Plan, as amended and terminated, and the Share Incentive Plan still equal 41,987,000. The other terms and provisions of the Share Incentive Plan are substantially similar to those of the 2007 Share Incentive Plan, as amended and terminated, including, without limitation, the same expiration date on July 15, 2014. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan” for more details of the amendment and termination of 2007 Share Incentive Plan and the adoption of Share Incentive Plan. The options and nonvested shares discussed below were granted under the plans.

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

The binomial lattice option pricing model was applied in determining the fair value of our stock options granted.  The key assumptions used to determine the fair value of the options at the relevant grant dates and modification date were as follows:

2010
Risk-free interest rate of return	3.419%
Volatility	40.2 to 50.7%
Dividend yield	0.00%
Exercise multiple	2.0
Fair value of underlying ordinary share	$1.97 to $2.50

The risk-free interest rate was estimated based on the yield to maturity of China’s international government bonds with a maturity period close to the contractual life of the options.  The exercise multiple was estimated with reference to study on general exercise behaviors of employee stock options of public companies.  The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual life of the options.  The dividend yield was estimated based on our expected dividend policy over the contractual life of the options.  Prior to the completion of our IPO, we estimated the fair value of the ordinary shares on the grant dates, with assistance from an independent third-party appraiser, taking into consideration a number of factors, including equity transaction of that time. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest.  If actual forfeitures differ from these estimates, we may need to revise the estimates used in subsequent periods.

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

We recorded share-based compensation of $4.3 million (which included incremental share-based compensation of $0.5 million resulted from the modification), $0.8 million and $0.3 million for options granted for the years ended December 31, 2010, 2011 and 2012, respectively.  There was $0.1 million of total unrecognized compensation expense related to unvested options as of December 31, 2012, which is expected to be recognized over a weighted-average period of 1.2 years.

Nonvested shares

The table below sets forth certain information concerning nonvested shares granted on the dates indicated:

Grant date	No. of nonvested Shares Granted	Fair Value per Share at the Grant Date	Type of Valuation
March 31, 2010*	1,252,000	$1.97	Contemporaneous
June 30, 2010	140,000	$3.13	Contemporaneous
February 9, 2011	168,000	$4.01	Contemporaneous
February 23, 2011	164,000	$3.81	Contemporaneous
April 27, 2011	714,587	$4.71	Contemporaneous
May 18, 2011	670,000	$4.34	Contemporaneous
June 15, 2011	120,000	$3.86	Contemporaneous
September 30, 2011	1,397,200	$3.41	Contemporaneous
February 27, 2012	4,612,000	$2.72	Contemporaneous
June 1, 2012	1,004,000	$2.62	Contemporaneous
September 1, 2012	1,000,000	$3.12	Contemporaneous
December 1, 2012	164,000	$3.05	Contemporaneous

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

We recorded compensation expenses of $1.8 million, $4.6 million and $12.2 million in 2010, 2011 and 2012, respectively based on the fair value of nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method.  There was $11.7 million of total unrecognized compensation expense related to nonvested shares granted as of December 31, 2012, which is expected to be recognized over a weighted-average period of 1.7 years.

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

We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.  As of December 31, 2012, our subsidiaries and consolidated variable interest entities in China are subject to tax audit at the tax authority’s discretion for the taxable years from 2007 to 2012 in accordance with the relevant PRC tax administration laws.

Uncertainties exist with respect to how the PRC Enterprise Income Tax Law applies to our overall operations, and more specifically, with regard to our tax residency status.  The PRC Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC.  The implementation rules to the PRC Enterprise Income Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC.  Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the PRC Enterprise Income Tax Law’s purposes.  If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Taxation

We are incorporated in the Cayman Islands.  Under the current law of the Cayman Islands, we are not subject to income or capital gains tax.  Our subsidiaries in the British Virgin Islands, AutoNavi International Limited and AutoNavi Investment Limited, are tax exempted.

AutoNavi Asia Limited, which was incorporated in Hong Kong, did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2010, 2011 and 2012.

Our PRC subsidiaries and variable interest entities are generally subject to an enterprise income tax at 25% tax rate pursuant to the PRC Enterprise Income Tax Law, other than the preferential tax treatments enjoyed by certain entities described below.

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

Under the PRC Enterprise Income Tax Law, an enterprise that qualifies as a “high and new technology enterprise” is entitled to a tax rate of 15%.  AutoNavi Software and PDAger obtained the “high and new technology enterprise” status in 2008 and successfully renewed such status in 2011.  AutoNavi Technology, MapABC Technology and Xingtiandi Technology obtained the “high and new technology enterprise” status in 2009 and renewed such status in 2012. AutoNavi Xiamen first obtained the “high and new technology enterprise” status in 2009, and it renewed the status in 2012 and is expected to receive the new certificate in 2013. Qualifying entities can apply to renew for additional three years provided their business operations continue to qualify for the “high and new technology enterprise” status.  We believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future.

As a “high and new technology enterprise” located in Zhongguancun, a district in Beijing, China, AutoNavi Technology is entitled to tax exemption in 2009, followed by a reduced tax rate of 7.5% for the subsequent three years.

The preferential tax rates, which were used to calculate the tax provision based on the PRC Enterprise Income Tax Law, as of the balance sheet date, are presented in the following table.

	2010	2011	2012
ADF Navigation	12.5%	12.5%	12.5%
AutoNavi Software*	10%	15%	15%
AutoNavi Technology	7.5%	7.5%	7.5%
MapABC Technology	15%	15%	15%
Xingtiandi Technology	15%	15%	15%
AutoNavi Xiamen	15%	15%	15%
PDAger	15%	15%	15%

*                 On February 21, 2011, AutoNavi Software was qualified as a “key software company” and therefore was entitled to a preferential tax rate of 10% for 2010. In March 2013, AutoNavi Software renewed the qualification of “key software company” for 2011 and 2012 and was entitled to a preferential tax rate of 10% for 2011 and 2012 accordingly, which will result in a decrease of income tax expense of approximately $1.5 million.  We believe that this should be accounted as a change in the enacted tax rate. The cumulative effect of this enactment is to be reflected in the period that includes the enactment date, which is the first quarter of 2013.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Starting from September 1, 2012, substantially all of our PRC subsidiaries and variable interest entities became subject to VAT at the rate of 6% or 3%, on certain service revenues which were previously subject to business tax rate of 5%.

Our revenues generated from certain technology development contracts were exempt from business tax before the aforementioned circular was implemented, and were consequently exempt from VAT after its implementation. For sales contracts related to our in-house developed software, we are entitled to receive a 14% rebate on the total VAT, payable of 17%.

Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries out of earnings generated after the law came into effect on January 1, 2008 are subject to withholding tax.  Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.  Dividends of AutoNavi Technology, our PRC subsidiary, which is directly held by our Hong Kong subsidiary, will benefit from a reduced withholding tax rate of 5% under the Arrangement to Avoid Double Taxation between Hong Kong and the central government of the PRC upon approval from the local tax authority.  However, if our Hong Kong subsidiary is not considered to be the beneficial owner of any such dividends, such dividends would be subject to withholding tax at a rate of 10% rather than a preferential rate of 5%.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”  Dividends from our Hong Kong subsidiary are exempt from withholding tax.  Dividend payments are not subject to withholding tax in the British Virgin Islands or the Cayman Islands.

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

	Year Ended December 31,
	2010		2011		2012
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Net revenues:
Automotive navigation	63,410	73.9	85,853	67.6	92,122	57.7
Mobile and Internet location-based solutions	11,322	13.2	27,420	21.6	47,575	29.8
Public sector and enterprise applications	9,061	10.6	12,278	9.7	17,693	11.1
Other	1,972	2.3	1,409	1.1	2,303	1.4
Total net revenues	85,765	100.0	126,960	100.0	159,693	100.0
Cost of revenues(1)	(28,328)	(33.0)	(35,021)	(27.6)	(43,019)	(26.9)
Gross profit	57,437	67.0	91,939	72.4	116,674	73.1
Operating expenses:
Research and development(1)	(12,732)	(14.8)	(23,720)	(18.7)	(35,581)	(22.3)
Selling and marketing(1)	(9,335)	(10.9)	(16,428)	(12.9)	(24,958)	(15.6)
General and administrative(1)	(12,769)	(14.9)	(15,114)	(11.9)	(20,322)	(12.7)
Impairment of intangible assets	—	—	(19)	—	—	—
Total operating expenses	(34,836)	(40.6)	(55,281)	(43.5)	(80,861)	(50.6)

Government subsidies	748	0.9	163	0.1	3,111	1.9
Operating income	23,349	27.2	36,821	29.0	38,924	24.4

Gain on re-measurement of fair value of the equity method investment	—	—	995	0.8	—	—
Investment income	—	—	—	—	—	—
Interest income	1,991	2.3	5,226	4.1	6,456	4.0
Change in fair value of forward contract	(2,465)	(2.9)	2,465	1.9	—	—
Foreign exchange gain/(loss)	1,504	1.8	(1,579)	(1.2)	454	0.3
Other income	94	0.1	188	0.1	342	0.2
Income before income taxes, share of net income/(loss) of equity method investment and discontinued operations	24,473	28.5	44,116	34.7	46,176	28.9
Income tax expense	(4,041)	(4.7)	(5,086)	(4.0)	(7,214)	(4.5)
Share of net income/ (loss) of equity method investment, net of tax	(238)	(0.3)	(653)	(0.5)	(778)	(0.5)
Net income	20,194	23.5	38,377	30.2	38,184	23.9
Net income attributable to non-controlling interest	1,059	1.2	1,842	1.5	1,676	1.0
Net income attributable to AutoNavi Holdings Limited shareholders	19,135	22.3	36,535	28.8	36,508	22.9
Net income per share:
Net income per Series A preferred share, basic	0.11		—		—
Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.11		0.19		0.19
Diluted	0.10		0.18		0.18

(1)         Include share-based compensation expenses as follows:

	Year Ended December 31,
	2010		2011		2012
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Allocation of Share-based Compensation Expenses:
Cost of revenues	608	0.7	232	0.2	221	0.2
Research and development	1,559	1.8	2,464	1.9	3,785	2.4
General and administrative	2,966	3.5	961	0.8	3,879	2.4
Selling and marketing	1,324	1.5	1,705	1.3	4,651	2.9
Total share-based compensation expenses	6,457	7.5	5,362	4.2	12,536	7.9

Comparison of the Years Ended December 31, 2012 and December 31, 2011

Revenues.  Our total net revenues increased by 25.8% from $127.0 million in 2011 to $159.7 million in 2012.  This increase resulted primarily from increases in net revenues from our automotive navigation and mobile and internet location-based solutions.

Automotive navigation.  Net revenues from the automotive navigation market increased by 7.3% from $85.9 million in 2011 to $92.1 million in 2012.  This increase was attributable to a 9.3%  increase in revenues from the in-dash navigation systems market, offset by a 41.9% decrease in revenues from the aftermarket navigation device market including the dealer option navigation system market and the portable navigation device market. The increase in net revenues from the in-dash navigation systems market was mainly due to an increase in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China equipped with these systems.  The decrease in net revenues from the aftermarket navigation devices market was mainly due to  the decrease in license fees related to one customer with which we have a nonrefundable minimum licensing fee arrangement and the decrease in both the number and unit price of total solutions sold to one dealer option navigation system manufacturer.

Mobile and Internet location-based solutions.  Net revenues from the mobile and internet location-based solutions increased by 73.5% from $27.4 million in 2011 to $47.6 million in 2012.  This increase was primarily due to the growth in revenues derived from the pre-installation of our navigation solutions on mobile phones and solution for mobile operators and Internet-based map API solutions.

Public sector and enterprise applications.  Net revenues from the public sector and enterprise applications market increased by 44.1% from $12.3 million in 2011 to $17.7 million in 2012, primarily due to an increased number of new aerial photogrammetry, 3-D modeling application and map data licensing contracts entered in 2012.

Cost of Revenues.  Our cost of revenues increased by 22.8% from $35.0 million in 2011 to $43.0 million in 2012.  This increase was largely attributable to aerial photogrammetry and 3D modeling application-related costs in connection with the new large aerial photogrammetry and 3D modeling application contracts entered this year, outsourced data production and software development costs, and a general annual increase in salary and welfare for employees directly involved in data collection and processing.

Gross Profit.  Our gross profit increased by 26.9% from $91.9 million in 2011 to $116.7 million in 2012.  Our gross margin increased from 72.4% in 2011 to 73.1% in 2012.

Operating Expenses.  Our total operating expenses increased by 46.3% from $55.3 million in 2011 to $80.9 million in 2012.  Our operating expenses for the year ended December 31, 2012 included share-based compensation expenses of $12.3 million compared to $5.1 million for the year ended December 31, 2011.

Research and development expenses.  Our research and development expenses increased by 50.0% from $23.7 million in 2011 to $35.6 million in 2012.  The increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of R&D staff, higher share-based compensation expenses and outsourced development costs.

Selling and marketing expenses.  Our selling and marketing expenses increased by 51.9% from $16.4 million in 2011 to $25.0 million in 2012.  This increase was primarily due to higher salary and benefit expenses resulting from increased sales headcount, higher share-based compensation expenses, the increase of promotion and marketing expenses, office facility rental expenses and travel expenses.

General and administrative expenses.  Our general and administrative expenses increased by 34.5% from $15.1 million in 2011 to $20.3 million in 2012.  This increase was primarily due to a general annual increase in salary and welfare, higher share-based compensation expenses and allowance for doubtful accounts provided in 2012.

Government Subsidies.  Government subsidies increased significantly from $0.2 million in 2011 to $3.1 million in 2012.

Operating Income.  Our operating income increased by 5.7% from $36.8 million in 2011 to $38.9 million in 2012.  Operating margin, or operating income as a percentage of our net revenues, was 24.4% in 2012, compared to 29.0% in 2011.

Gain on re-measurement of fair value of the equity method investment. In 2011, in connection with our acquisition of the remaining 80% of equity interest in PDAger, we re-measured our previous 20% equity interest in PDAger based on the acquisition-date fair value and recognized a gain of $1.0 million. We did not have any gain on re-measurement of fair value of equity method investment in 2012.

Interest Income.  Our interest income increased by 23.5% from $5.2 million in 2011 to $6.5 million in 2012, primarily due to higher amounts of cash equivalent and term deposit.

Change in Fair Value of Forward Contract.  For 2011, we recorded a gain of $2.5 million in the change in the fair value of a forward contract. The forward contract was entered into in August 2010 and expired in August 2011, and had no impact on our financial results for 2012.

Foreign Exchange Gain/(loss).  The change in foreign exchange gain/(loss) was primarily due to a bank deposit of Japanese Yen for the forward contract signed in August 2010, which was converted back into U.S. dollars upon the expiration of the one-year term in August 2011.

Income Tax Expense.  Our income tax expense was $7.2 million in 2012 and the effective income tax rate for the year ended December 31, 2012 was 15.6% compared to 11.5% for the year ended December 31, 2011. The increase in the effective tax rate was primarily due to the higher share-based compensation expenses incurred by our Cayman Islands holding company, which is not subject to income tax in the Cayman Islands.

Net Income Attributable to AutoNavi Holdings Limited Shareholders.  Net income attributable to AutoNavi Holdings Limited shareholders was $36.5 million in 2012, flat with 2011.

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

Change in Fair Value of Forward Contract.  This represents re-measurement of a forward contract, entered into in August 2010, to convert a Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term at a pre-determined exchange rate.  This forward contract was determined to be a derivative.  On August 18, 2011, pursuant to the forward contract with the bank, we converted the Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term.  For the years ended December 31, 2010 and 2011, we recorded  a loss of $2.5 million and a gain of $2.5 million in the change in the fair value of this forward contract, respectively.

Foreign Exchange Gain/(loss).  The change in foreign exchange gain/(loss) was primarily due to a bank deposit of Japanese Yen for the forward contract signed in August 2010.

Income Tax Expense.  Our income tax expense was $5.1 million in 2011 and the effective income tax rate for the year ended December 31, 2011 was 11.5% compared to 16.5% for the year ended December 31, 2010.  The decrease in the effective tax rate was primarily due to the decrease in income tax expense of approximately $1.0 million in 2011 as one of our consolidated variable interest entities was qualified as a “key software enterprise” in February 2011 and was therefore entitled to a preferential tax rate of 10% for 2010.  The cumulative effect of this qualification was reflected in 2011 that includes the date when such qualification was granted.  In addition, due to our acquisition of the remaining 80% of equity interest in PDAger, the 20% equity interest previously held by us was re-measured based on the acquisition-date fair value, which resulted in a nontaxable gain of $1.0 million in 2011.  The decrease in effective tax rate was also attributable to a decrease in the percentage of non-deductible expenses against taxable income.

Net Income Attributable to AutoNavi Holdings Limited Shareholders.  Net income attributable to AutoNavi Holdings Limited shareholders increased by 90.9% from $19.1 million in 2010 to $36.5 million in 2011.

Accounting Pronouncements

Recently adopted accounting pronouncements

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

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We adopted this pronouncement effectively January 1, 2012, which did not have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We adopted this guidance effective January 1, 2012 and presented the comprehensive income in a single continuous statement of comprehensive income.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on our consolidated financial statements, as we chose to directly perform the two-step goodwill impairment test for 2012.

Recently issued accounting standards not yet adopted

In December 2011, the FASB has issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In February 2013, the FASB has issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

The new amendments will require an organization to:

•                  Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•                  Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. The amendments are effective for reporting periods beginning after December 15, 2012. We will adopt this pronouncement on January 1, 2013, which will not have a significant impact on its financial condition or results of operations.

B.                                    Liquidity and Capital Resources

Our principal sources of liquidity are cash generated from our operating activities and the proceeds from our initial public offering. As of December 31, 2012, we had $216.2 million in cash and cash equivalents and term deposits. As of December 31, 2012, our PRC subsidiaries had cash, cash equivalents and term deposits in an aggregate amount of $59.1 million, and our consolidated variable interest entities had cash, cash equivalents and term deposits in an aggregate amount of $85.5 million.

As a holding company with no material operations of our own, we conduct our operations primarily through our indirect wholly-owned subsidiary, our two consolidated variable interest entities, and the subsidiaries of these entities in China.  Our PRC subsidiaries’ ability to make dividend or other cash payments to us are subject to various restrictions under PRC laws and regulations.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our subsidiaries in China are subject to restrictions on paying dividends and making other payments to our holding company.” and “—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”  As of December 31, 2012, our PRC subsidiaries had aggregate undistributed earnings of approximately $127.5 million, which are considered to be indefinitely reinvested, and accordingly no provision had been made for the PRC dividend withholding tax that would be payable upon the distribution of those amounts to us.  As of December 31, 2012, the consolidated variable interest entities had aggregate undistributed earnings of $93.1 million.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions.  Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all.  The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share.  The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.  If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of $)
Net cash provided by operating activities	38,529	47,771	58,306
Net cash (used in)/ provided by investing activities	(70,455)	42,619	(78,441)
Net cash provided by /(used in) financing activities	99,203	764	(28,877)
Effect of exchange rate changes	1,112	5,437	859
Net increase /(decrease) in cash	68,389	96,591	(48,153)
Cash at the beginning of the period	34,716	103,105	199,696
Cash at the end of the period	103,105	199,696	151,543

Operating Activities

Net cash provided by operating activities was $58.3 million for the year ended December 31, 2012. This amount was attributable to net income of $38.2 million, adjusted for certain non-cash expenses, principally share-based compensation of $12.5 million, depreciation and amortization of $8.5 million, provision of allowance for doubtful accounts of $1.0 million, and changes in certain working capital accounts that positively affected operating cash flow, primarily increases of $7.1 million, $3.6 million and $2.8 million in deferred revenue, accrued expense and other current liabilities, and income tax payable, respectively, offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily increases of $10.3 million, $3.6 million and $2.0 million in accounts receivable, amounts due from related parties, and prepaid expenses and other current assets, respectively. The increase in deferred revenue was primarily attributable to an increase in deferred revenue from map data licensing for public sectors and enterprises, internet-based map API service and pre-installed navigation solutions for mobile devices business. The increase in accrued expenses and other current liabilities was primarily attributable to an increase in salaries and welfare payable and outsourcing expenses. The increase in income tax payable was primarily due to the growth of income subject to the income tax.  The increase in accounts receivable was primarily attributable to the increase in revenues from in-dash navigation systems, pre-installed navigation solutions for mobile devices business. The increase in amounts due from related parties was primarily due to the increase of the revenue shared with GoldenTom, which was incorporated in October 2011. The increase in prepaid expenses and other current assets was primarily due to the increase of VAT rebate receivable, rental and rental deposits and interest receivable.

Net cash provided by operating activities was $47.8 million for the year ended December 31, 2011.  This amount was attributable to net income of $38.4 million, adjusted for certain non-cash expenses, principally depreciation and amortization of $7.1 million, share-based compensation of $5.4 million, offset by change in fair value of forward contract of $2.5 million, gain of $1.0 million on re-measurement of fair value of the equity method investment, and changes in certain working capital accounts that positively affected operating cash flow, primarily increases of $9.5 million in accrued expense and other current liabilities and $2.2 million in income tax payable, offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily increases of $10.8 million in accounts receivable and the decrease of $1.0 million in deferred revenue.  The increase in accrued expenses and other current liabilities was primarily attributable to an increase in salaries and welfare payable.  The increase in income tax payable was primarily due to the growth of income subject to the income tax.  The increase in accounts receivable was primarily attributable to the increase in revenues from pre-installed and downloadable navigation solutions for mobile devices business, in-dash navigation systems and internet-based map API solution business.  The decrease in deferred revenue was primarily attributable to a decrease in deferred revenue from aerial photogrammetry business and mobile internet solutions for public sectors and enterprises.

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

Investing Activities

Net cash used in investing activities was $78.4 million for the year ended December 31, 2012. This amount was primarily due to the purchase of term deposits of $64.0 million, and the purchase of $13.2 million properties and equipment, which represents mainly the prepayment for the under-construction premises that will serve primarily as our new map data facility and the purchase of equipment and furniture.

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

Financing Activities

Net cash used in financing activities was $28.9 million for the year ended December 31, 2012, primarily attributable to payment of $29.2 million in connection with our repurchase of ADSs from the open market and $1.1 million received from exercise of share options, offset by $0.8 million dividends paid by ADF Navigation to its noncontrolling shareholders.

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

Holding Company Structure

We are a holding company with no operations of our own.  We conduct our operations in China primarily through our indirect wholly-owned subsidiary, our two consolidated variable interest entities, and the subsidiaries of these entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated variable interest entities.  If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.  In addition, our PRC subsidiaries and consolidated variable interest entities are required to set aside certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

In accordance with the relevant PRC laws and regulations, our entities in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. Our entities in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of our entities in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriations to these reserves by our entities in the PRC were $2.6 million, $3.0 million and $2.3 million for the years ended December 31, 2010, 2011 and 2012, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by our entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, our entities in the PRC are restricted from transferring a portion of their net assets to our Cayman Islands holding company. The restricted amounts include the paid-in capital and the statutory reserves of our entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of our entities in the PRC not available for distribution, were $43.0 million and $45.5 million as of December 31, 2011 and 2012, respectively.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion.  Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Capital Expenditures

We have incurred capital expenditures primarily in connection with the purchase, renovation and furnishing of our premises, acquisition and the purchase of equipment used in our operations, such as automobile vehicles, electronic devices and certain equipment for aerial photogrammetry. Our capital expenditures in property and equipment were approximately $24.0 million, $10.3 million and $13.3 million for 2010, 2011 and 2012, respectively.

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

In August 2012, we entered into agreements to acquire under-construction premises with an aggregate gross floor area of approximately 27,000 square meters in the Industrial Park of National Geographic Information Technology in Beijing’s Shunyi District. The location will serve primarily as our new map data facility, while also supporting our overall expansion. The aggregate consideration for acquiring the new premises is approximately RMB270 million ($43.3 million), to be paid in installments until construction is completed and accepted. As of December 31, 2012, we had paid approximately RMB54.1 million ($8.7 million) in accordance with the agreements. Pursuant to the agreements, the premises will be delivered to us by the end of April 2014.

We plan to fund capital expenditures primarily through cash generated from our operating activities.

C.            Research and Development, Patents and Licenses, etc.

Research and Development

Research and development is an integral part of our continued growth.  Our research and development team consists of approximately 900 engineers, who are focused on improving the quality of our database, increasing the efficiency of the database production process, enhancing functionality and service quality of our mobile offerings and better serving our customers’ needs.  Our customers’ changing requirements for our navigation and location-based solutions drive our technology developments and innovations in data gathering, processing, delivery, presentation and applications.  We spent approximately $12.7 million, $23.7 million and $35.6 million on research and development in 2010, 2011 and 2012, respectively.  We expect to continue to develop proprietary technologies.  We may acquire or license third-party technologies where it would be more cost effective.

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

•      We are continuing to enhance functionality and service quality of our mobile and internet location-based solutions, especially our AMAP solutions, and establish partnerships with well-known service providers to allow consumers to benefit from more diversified and precise location-based services.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights.  In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights.  As of December 31, 2012, we held 41 patents and had applied for the registration of an additional 96 patents, which cover a variety of technologies, including technologies relating to the collection, processing, storage and distribution of geographical and other data, data searching and navigation interface.  We also seek to protect our digital map database, software and related technology through our license agreements with customers and confidentiality agreements with our employees, consultants, customers and others.  We had registered 125 trademarks and 142 computer software copyrights in China, as of December 31, 2012.  Our main website is located at www.AutoNavi.com, and we had registered 132 domain names as of December 31, 2012.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2012 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands of $)

Operating Lease Obligations(1)	3,845	1,729	2,116	—

(1)   Operating lease obligations are primarily related to the leasing of office space.  These leases expire through 2016 and are renewable upon negotiation.

In addition to the contractual obligations in the table above, we have property purchase obligation which are described in the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” Pursuant to the agreements, the future payments is based on the construction progress, and we estimate the remaining payment of RMB215.9 million ($34.6 million) will be made by 2014.

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

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Hou	49	Chairman of the Board of Directors
Congwu Cheng	48	Director, Chief Executive Officer
Derong Jiang	47	Director, Senior Vice President of Quality Control
Jeffrey Zhijie Zeng	44	Independent Director
Daqing Dave Qi	49	Independent Director
Belinda Wang	41	Independent Director
Hongyi Zhou	42	Independent Director
Catherine Qin Zhang	47	Chief Financial Officer
Yongqi Yang	48	Executive Vice President of Automotive Business
Xiyong Tang	45	Senior Vice President of Operations and Management
Jun Jin	42	Vice President and Chief Marketing Officer

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

Mr. Congwu Cheng is our co-founder.  He has been our director since April 2002, and our chief executive officer since October 2009.  Mr. Cheng was our president from April 2002 until September 2009.  From June 1994 to April 2002, Mr. Cheng served as the president and was actively involved in the operations of China Da Tong Industrial Co., Ltd.  Prior to that, he worked at China Science and Technology International Trust and Investment Corporation from October 1989 to October 1993 and in the trading department of China Kang Hua Corporation, a state-owned conglomerate, from July 1988 to October 1989.  In February 2013, Mr. Cheng was named “One of 50 Business Innovators in China” by CBN Weekly.  Mr. Cheng received a bachelor’s degree in economics from Beijing Industry and Business University and a master’s degree in economics from the Graduate School of Chinese Academy of Social Sciences in China.

Mr. Derong Jiang is our co-founder and has served as our director since June 2010.  He has served as our senior vice president of quality control since April 2002 and has over 20 years of experience in research and development management.  Prior to joining us, Mr. Jiang served as vice president of China Da Tong Industrial Co., Ltd. from July 1996 to March 2002, and worked at the Founder Group from July 1994 to June 1996.  Mr. Jiang received a bachelor’s degree in mechanics and a master’s degree in solid mechanics from Peking University in China.

Mr. Jeffrey Zhijie Zeng has served as our director since October 2006.  Mr. Zeng is the senior managing director of CITIC Capital Holdings Limited, and the general manager and managing partner of Kaixin Investment, a venture capital fund jointly founded by China Development Bank and CITIC Capital in May 2008, which focuses on high growth small and medium companies.  From 2001 to 2008, Mr. Zeng was a managing director of Walden International, a global venture capital firm, for which he was mainly responsible for venture investments in China.  Prior to that, Mr. Zeng worked for CITIC Pacific Ltd. in Hong Kong and Mitsubishi Corporation in Tokyo, Japan.  Mr. Zeng also serves as the chairman of China Special Article Logistics Company.  Presently, Mr. Zeng serves as an independent director of E-House (China) Holdings Limited, a real estate services company in China listed on the NYSE, Vimicro International Corporation, a fabless semiconductor company listed on NASDAQ, Chinasoft International Ltd. and Great Wall Technology Company Limited, both listed on the Hong Kong Stock Exchange.  Mr. Zeng also serves on the boards of a number of private companies based in China.  Mr. Zeng received a bachelor’s degree in economics from the University of Nagasaki in Japan and a master’s degree in management from Stanford University.

Dr. Daqing Dave Qi has served as our independent director since June 2010.  Dr. Qi is a professor of accounting and the associate dean of the Cheung Kong Graduate School of Business.  He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of its Executive MBA program.  Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong from 1996 to 2002.  Dr. Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics.  He also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies.  Dr. Qi also serves on the board of directors of Sohu.com Inc., Focus Media Holding Limited and Bona Film Group Limited, all listed on NASDAQ, Honghua Group Limited and SinoMedia Holding Limited, both listed on the Hong Kong Stock Exchange, and China Vanke Co., Ltd. listed on the Shenzhen Stock Exchange.  Dr. Qi received a bachelor’s degree in biophysics and a bachelor’s degree in journalism from Fudan University in China, an M.B.A. from the University of Hawaii at Manoa and a Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University.  Dr. Qi is a member of the American Accounting Association.

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

Mr. Hongyi Zhou has served as our independent director since June 2011.  Mr. Zhou is a co-founder of Qihoo 360 Technology Co. Ltd.  He has served as Qihoo 360’s chairman and chief executive officer since August 2006.  Mr. Zhou has over ten years of managerial and operational experience in China’s internet industry.  Prior to founding Qihoo 360, Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small- to medium-sized software companies in sourcing funding to support their growth.  Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005.  In 1998, Mr. Zhou founded www.3721.com, a company engaged in internet search and online marketing in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004.  Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software and his master’s degree in system engineering from Xi’an Jiaotong University, China.

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

Ms. Jun Jin has served as our vice president and chief marketing officer since September 2012. Ms. Jin joined us from Amazon China, where she served as director of corporate communications overseeing public relations, product marketing and employee communications, and led the company’s public relations efforts during its e-commerce re-branding from Joyo Amazon to Amazon China. Prior to Amazon China, Ms. Jin held various roles over an 11-year period working at Microsoft in the United States and China. In her most recent position at Microsoft, she was director of marketing & communications at Microsoft Research Asia, promoting Microsoft’s premier research organization in the Asia-Pacific region. Ms. Jin received an M.B.A. and a master’s degree from the University of Chicago and a bachelor’s degree from Peking University in China.

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

B.            Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2012, we paid an aggregate of approximately RMB 9.16 million ($1.5 million) in cash to our executive officers, and paid an aggregate of RMB0.6 million ($0.1 million) in premiums for commercial medical insurance coverage for some of our executive officers. We did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and variable interest entities and the variable interest entities’ subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

Share Incentive Plan

On July 15, 2007, we adopted our 2007 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2007 Share Incentive Plan was subsequently amended several times with the required approvals by the Registrant’s board of directors and/or shareholders. At the annual general meeting held on December 16, 2011, our shareholders approved amendments to the 2007 Share Incentive Plan whereby the maximum aggregate number of our shares that may be issued pursuant to all awards under the plan was increased to 41,987,000 shares. On September 1, 2012, we adopted a new Share Incentive Plan, which has a maximum number of 15,846,569 ordinary shares available for issuance pursuant to all awards under the Share Incentive Plan. Simultaneously, we further amended the 2007 Share Incentive Plan by reducing the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2007 Share Incentive Plan from 41,987,000 to 26,140,431, and terminated the 2007 Share Incentive Plan as of the same date. As a result, the maximum number of ordinary shares available for issuances pursuant to all awards under the 2007 Share Incentive Plan, as amended and terminated, and the Share Incentive Plan still equal 41,987,000. The other terms and provisions of the Share Incentive Plan are substantially similar to those of the 2007 Share Incentive Plan, as amended and terminated, including, without limitation, the same expiration date on July 15, 2014.

As of March 31, 2013, options to purchase 14,017,967 ordinary shares and 20,369,484 restricted shares, which are treated as nonvested shares under U.S. GAAP, have been granted to selected employees and directors, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of March 31, 2013, the stock options and restricted shares granted under our Plan to several of our executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Options/Restricted Shares	Exercise Price ($/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Jeffrey Zhijie Zeng	* restricted shares	n/a	June 30, 2010	n/a	4 years
Daqing Dave Qi	* restricted shares	n/a	June 30, 2010	n/a	4 years
Belinda Wang	* restricted shares	n/a	June 15, 2011	n/a	4 years
Hongyi Zhou	* restricted shares	n/a	June 15, 2011	n/a	4 years
Catherine Qin Zhang	3,368,000 restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 1, 2010 (1)
	1,200,000 restricted shares	n/a	February 27, 2012	n/a	3 years
Yongqi Yang	1,200,000 restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 1, 2010 (1)
	1,200,000 restricted shares	n/a	February 27, 2012	n/a	3 years
Xiyong Tang	1,252,000 restricted shares	n/a	March 31,2010	n/a	Vested immediately upon grant(2)
Jun Jin	320,000 restricted shares	n/a	September 1, 2012	n/a	4 years
Other individuals as a group	800,000 restricted shares	n/a	May 13,2008	n/a	Upon completion of the initial public offering
Other individuals as a group	1,300,000 restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 31, 2010
Other individuals as a group	Options to purchase 7,217,887 ordinary shares	0.30	April 15, 2009	April 15, 2016	0 – 4 years
Other individuals as a group	2,830,000 restricted shares	n/a	December 24, 2009	n/a	Vested immediately upon grant
Other individuals as a group	Options to purchase 5,932,168 ordinary shares	0.50	December 24, 2009	December 24, 2016	0 – 4 years
Other individuals as a group	Options to purchase 595,884 ordinary shares	1.00	April 30, 2010	April 30, 2017	0 – 4 years
Other individuals as a group	Options to purchase 272,028 ordinary shares	0.50	April 30, 2010	April 30, 2017	4 years
Other individuals as a group	168,000 restricted shares	n/a	February 9, 2011	n/a	4 years
Other individuals as a group	110,000 restricted shares	n/a	February 23, 2011	n/a	4 years
Other individuals as a group	683,780 restricted shares	n/a	April 27, 2011	n/a	3 years
Other individuals as a group	515,000 restricted shares	n/a	May 18, 2011	n/a	4 years
Other individuals as a group	1,174,700 restricted shares	n/a	September 30, 2011	n/a	3-4 years
Other individuals as a group	2,212,000 restricted shares	n/a	February 27, 2012	n/a	3-4 years
Other individuals as a group	964,000 restricted shares	n/a	June 1, 2012	n/a	4 years
Other individuals as a group	664,000 restricted shares	n/a	September 1, 2012	n/a	4 years
Other individuals as a group	148,000 restricted shares	n/a	December 1, 2012	n/a	4 years

*      Less than 1% of our outstanding ordinary shares as of March 31, 2013.

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

The following paragraphs describe the principal terms of the Share Incentive Plan.

Types of awards.  The Share Incentive Plan permits the awards of options, restricted shares, share appreciation rights, share payments, deferred shares and restricted share units.

Plan Administration.  Our board of directors, our compensation committee or a sub-committee designated by our board will administer the Share Incentive Plan.  The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement.  Awards granted under the Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award.  In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility.  We may grant awards to our employees, directors and consultants of our company.  However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control of the Company.  The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the Share Incentive Plan.  In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

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

Termination of the Plan.  Unless terminated earlier, the Share Incentive Plan will terminate automatically in 2014.  Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law.  Shareholder approval is required for any amendment to the Share Incentive Plan that (i) increases the number of shares available under the Share Incentive Plan, (ii) permits the grant of options with an exercise price below fair market value on the date of grant, (iii) permits the plan administrator to extend the exercise period for an option beyond seven years from the date of grant, or (iv) results in a material increase in benefits or a change in eligibility requirements.

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

In 2012, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2012, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2012, our nominating and corporate governance committee passed resolutions by unanimous written consent once.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. The shareholders by ordinary resolutions or the board may elect or appoint a director. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board.  A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.                                    Employees

We had 2,162, 2,727 and 2,825 employees as of December 31, 2010, 2011 and 2012 respectively.  The following table sets forth the number of our employees by function as of December 31, 2012:

Functional Area	Number of Employees	% of Total
Data Collection and Processing	1,264	44.7%
Research and Development	1,054	37.3%
Sales and Marketing	253	9.0%
General Administration	254	9.0%
Total	2,825	100.0%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

As of March 31, 2013, we had 197,099,163  ordinary shares outstanding, including (i) 700,868 ordinary shares that have been issued to our depositary and reserved for future grants under our share incentive plan, and (ii) 10,146,588 ordinary shares underlying the 2,536,647 ADSs that have been repurchased from the open market but remain uncancelled.  These 10,847, 456ordinary shares are therefore not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.  Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security.  These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Jun Hou(1)	31,145,560	16.7%
Congwu Cheng(2)	20,520,000	11.0%
Derong Jiang(3)	6,160,000	3.3%
Jeffrey Zhijie Zeng(4)	*	*
Daqing Dave Qi(4)	*	*
Belinda Wang(4)	*	*
Hongyi Zhou(4)	*	*
Catherine Qin Zhang(4)	3,776,000	2.0%
Yongqi Yang(4)	*	*
Xiyong Tang(5)	13,485,616	7.2%
Jun Jin(4)	*	*
All Directors and Executive Officers as a Group	63,171,616	33.9%
Principal Shareholders:
Double88 Capital Limited(6)	20,520,000	11.0%
Million Stone Development Limited(7)	18,240,000	9.8%
Win Stone Limited(8)	18,140,000	9.7%
Double88 Group Holdings Limited(9)	13,005,560	7.0%
Capital Group International, Inc. (10)	10,465,200	5.6%

*                 Less than 1%.

(1)         Includes 18,140,000 ordinary shares held by Win Stone Limited and 12,248,000 ordinary shares and  189,390 ADSs representing  757,560 ordinary shares held by Double88 Group Holdings Limited, each of which is incorporated in the British Virgin Islands.  Mr. Hou is a director of Win Stone Limited and holds 74.86% of the outstanding shares of Win Stone Limited.  He is also a director and the largest shareholder of Double88 Group Holdings Limited holding 45.85% of its outstanding shares.  Mr. Hou disclaims beneficial ownership of the ordinary shares owned by Win Stone Limited and Double88 Group Holdings Limited except to the extent of his pecuniary interest therein.  In May 2010, Win Stone Limited sold 8,000,000 ordinary shares it held to Capital Champion Holdings Limited, a British Virgin Islands company not affiliated with Win Stone Limited and its shareholders.  As a result, Mr. Hou’s beneficial ownership in our company decreased from 28.6% to 23.4% at the time.  The business address for Mr. Hou is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.

(2)         Includes 20,520,000 ordinary shares held by Double88 Capital Limited, which is incorporated in the British Virgin Islands.  Mr. Cheng holds 100% of the outstanding shares of Double88 Capital Limited.  The business address for Mr. Cheng is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.

(3)         Includes 6,160,000 ordinary shares held by Progress Asia Holdings Limited, which is incorporated in the British Virgin Islands.  Mr. Jiang holds 100% of the outstanding shares of Progress Asia Holdings Limited.  The business address for Mr. Jiang is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.

(4)         The business address is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.

(5)         Includes 12,248,000 ordinary shares and 189,390 ADSs representing 757,560  ordinary shares held by Double88 Group Holdings Limited, which is incorporated in the British Virgin Islands, and 120,014 ADSs representing 480,056ordinary shares directly held by Mr. Tang.  Mr. Tang is a director and holds 21.48% of the outstanding shares of Double88 Group Holdings Limited.  Mr. Tang disclaims beneficial ownership of the ordinary shares owned by Double88 Group Holdings Limited except to the extent of his pecuniary interest therein.  The business address for Mr. Tang is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.

(6)         Double88 Capital Limited, a company incorporated in the British Virgin Islands, is 100% owned by Mr. Congwu Cheng.  The registered address for Double88 Capital Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)         Million Stone Development Limited, a company incorporated in the British Virgin Islands, is 25% owned by Mr. Jianjun Yuan, a co-founder of our company, and 75% owned by Mr. Zilong Liu (who recently changed his name from Dan Liu to Zilong Liu), an independent third party.  As directors of Million Stone Development Limited, Messrs. Jianjun Yuan and Zilong Liu share voting and investment powers with respect to the ordinary shares owned by Million Stone Development Limited.  Each of Mr. Jianjun Yuan and Mr. Zilong Liu disclaims beneficial ownership of the ordinary shares owned by Million Stone Development Limited except to the extent of his pecuniary interest therein.  The registered address for Million Stone Development Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

(10) Represents 10,465,200 ordinary shares in the form of ADSs beneficially owned by Capital Group International, Inc., as reported on Schedule 13G filed by Capital Group International, Inc. on February 12, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2013. The address of Capital Group International, Inc. is 11100 Santa Monica Blvd., Los Angeles, California 90025, U.S.A.

107,741,163 of our ordinary shares, representing 54.7% of our total outstanding shares, are held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program, as of March 31, 2013.  The 107,741,163 ordinary shares held by Deutsche Bank Trust Company Americas include (i) 700,868 ordinary shares that are reserved for future grants under our share incentive plan, and (ii) 10,146,588 ordinary shares underlying the 2,536,647 ADSs that have been repurchased from the open market but remain uncancelled.  The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders

The following is a summary of the currently effective contracts by and among our subsidiary AutoNavi Technology, our variable interest entities AutoNavi Software and MapABC Technology, and the respective shareholders of AutoNavi Software and MapABC Technology.

Agreements that Provide Us Effective Control over AutoNavi Software and MapABC Technology

Operating Agreements.  Pursuant to the operating agreement by and among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software, AutoNavi Software must designate the candidates nominated by AutoNavi Technology to be the directors on its board of directors, and must appoint the persons recommended by AutoNavi Technology to be its president, financial controller and other senior executives.  AutoNavi Software also agrees to accept the policies and guidance provided by AutoNavi Technology from time to time relating to employment, termination, operations and financial management.  Moreover, AutoNavi Software agrees that it will not engage in any transactions that could materially affect its assets, liabilities, rights or operations without the prior consent of AutoNavi Technology.  Such transactions include incurrence or assumption of any indebtedness; sale or purchase of any assets or rights, including but not limited to intellectual property rights; incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under this agreement to a third party.  Subject to AutoNavi Software’s compliance with the terms of the agreement, AutoNavi Technology may at its discretion provide guarantee for AutoNavi Software’s performances under any agreements or arrangements relating to their business operations with any third party.  The term of this agreement will expire on September 27, 2016 and may be extended with AutoNavi Technology’s written confirmation prior to the expiration date.  The term of the extension will be determined by AutoNavi Technology in its written confirmation.  AutoNavi Technology may terminate the agreement at any time by providing 30 days’ advance written notice to AutoNavi Software and to each of its shareholders.  Neither AutoNavi Software nor any of its shareholders may terminate this agreement prior to its expiration date.

The operating agreement and the supplementary agreement among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology contain terms substantially similar to the operating agreement described above.

Power of Attorney.  Pursuant to the irrevocable powers of attorney, the shareholders of AutoNavi Software each appointed Mr. Congwu Cheng as their attorney-in-fact to vote on their behalf on all matters of AutoNavi Software requiring shareholder approval under PRC laws and regulations and the articles of association of AutoNavi Software.  The appointment of Mr. Cheng as the attorney-in-fact is conditional upon his being an officer of AutoNavi Technology.  Each power of attorney will remain in force until the earlier of the following events:  (i) if the shareholder is instructed by AutoNavi Technology to designate another PRC citizen to be his attorney-in-fact because Mr. Cheng no longer holds any position with AutoNavi Technology, and (ii) the operating agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software is terminated.

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

Agreements that Transfer Economic Benefits to Us

Exclusive Technology Consulting and Service Agreements.  Pursuant to the exclusive technology consulting and service agreement between AutoNavi Technology and AutoNavi Software, AutoNavi Technology has the exclusive right to provide to AutoNavi Software technology consulting and services related to geographic information systems (GIS), GPS systems, remote sensing technology, digital map, in-dash navigation, portable navigation, mobile and internet location-based services, and certain other business areas.  Without the prior written consent of AutoNavi Technology, AutoNavi Software may not accept technology consulting and services relating to the above business areas provided by any third party with a contract price exceeding RMB1.0 million ($0.2 million).  AutoNavi Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement.  AutoNavi Software agrees to pay annual service fees to AutoNavi Technology in an amount equal to a certain percentage of AutoNavi Software’s annual  revenues. .  AutoNavi Technology is entitled to adjust the service fee rate from time to time according to the amount of services it has provided to AutoNavi Software.  There is no limit on the amount of services AutoNavi Technology can potentially provide to AutoNavi Software.  The term of this agreement will expire on September 27, 2016 and may be extended only with AutoNavi Technology’s written confirmation prior to the expiration date.  The parties to this agreement will review the agreement at three-month intervals and decide if any amendment is needed.  AutoNavi Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to AutoNavi Software.

The exclusive technology consulting and service agreement between AutoNavi Technology and MapABC Technology is substantially similar to the exclusive technology consulting and service agreement described above.

Patent, Know-how and Domain Name License Agreements.  Pursuant to the patent, know-how and domain name license agreements between AutoNavi Technology and AutoNavi Software, AutoNavi Technology grants AutoNavi Software a non-exclusive, non-assignable and nontransferable right to use AutoNavi Technology’s patents, know-how and domain names.  AutoNavi Software can only use the patents, know-how and domain names to conduct business according to its authorized business scope.  The annual license fee is RMB50,000 ($8,026) for each patent, RMB10,000 ($1,605) for each domain name and RMB50,000 ($8,026) for all the know-how.  AutoNavi Technology may waive the license fees at its own discretion.  AutoNavi Technology owns the rights to any new technology developed due to implementation of the contract and utilization of AutoNavi Technology’s patents and know-how.  Each of these agreements has a ten-year term, which will expire on September 27, 2016.  In the case of the patent and domain name, the license agreements may expire at the expiration date of the patent and domain name, respectively, if it is less than ten years from the date of the agreement.  In addition, with AutoNavi Technology’s written confirmation prior to the expiration date, all the license agreements can be extended for one year.  The parties will review each agreement at three-month intervals and determine if any amendment is needed.

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

Agreements that Provide Us the Option to Purchase the Equity Interest in AutoNavi Software and MapABC Technology

Exclusive Purchase Option Agreements.  Pursuant to the exclusive purchase option agreement by and among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software, AutoNavi Software’s shareholders irrevocably grant AutoNavi Technology an exclusive option to purchase,  or cause a person designated by it to purchase, to the extent and in the minimum amount permitted under PRC law, all or part of their equity interests in AutoNavi Software.  AutoNavi Technology has sole discretion to decide when to exercise the option, whether in part or in full.  Without the prior written consent of AutoNavi Technology, AutoNavi Software may not amend the articles of association, increase or decrease the registered capital, sell, transfer, mortgage, create or allow any encumbrance or otherwise dispose of the assets, business, revenues or other beneficial interests, incur or assume any indebtedness, or enter into any material contracts with an amount exceeding RMB1.0 million ($0.2 million), except in the ordinary course of business.  The term of the agreement will expire on September 27, 2016 and may be extended for additional ten years at AutoNavi Technology’s discretion.

The exclusive purchase option agreement and the supplementary agreement by and among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology contain terms substantially similar to the exclusive purchase option agreement described above.

Loan Extended to An Entity Controlled by An Indirect Principal Shareholder

We extended loans to Hunan Phoenix Ancient City Tourism Co., Ltd., which is majority owned by Mr. Wenzhi Ye, an indirect principal shareholder of our company, to meet its financing needs.  As of December 31, 2010, 2011 and 2012, the total outstanding balances of such loans were $1.2 million, $0.2 million and nil, which were due on demand, interest free and uncollateralized.

Transactions with the Spun-off Business

In 2010, we had expenses of $0.5 million relating to the outsourcing of a portion of our research and development to Beijing GaoDeTaiXin Technology Co., Ltd., which is part of the telematics business we spun off in December 2009.  No such expenses were incurred in 2011 or 2012.

Transactions with A Joint Venture

On October 28, 2011, AutoNavi Software and TomTom Global established a joint venture, GoldenTom, to provide digital map databases and traffic information in China.  GoldenTom is 51% owned by us and 49% owned by TomTom Global, and acts as a distribution channel of our and TomTom Global’s products.  Pursuant to the investment agreement between TomTom Global and us, the significant decisions in the ordinary course of business of GoldenTom should be made by all members of GoldenTom’s board of directors unanimously, including those appointed by TomTom Global and us.  As a result, we do not have control over GoldenTom, and we and TomTom Global share the control over the significant activities of GoldenTom.  Our investment in GoldenTom is therefore accounted for as an equity method investment.  For the years ended December 31, 2011 and 2012, $0.2 million and $3.4 million were recognized as revenue shared from GoldenTom, respectively, and $0.6 million and $2.1 million were recorded as deferred revenue due to post contract service term.  As of December 31, 2011 and 2012, we had receivable of $1.1 million and $4.7 million outstanding from GoldenTom, respectively.

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

Our board of directors has complete discretion on whether to distribute dividends.  Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.  If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.  Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

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

In 2012, the trading price of our ADSs on the NASDAQ Global Select Market ranged from $9.38 to $13.54 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NASDAQ Global Select Market for our ADSs.

	Sale Price
	High	Low
2010	22.72	12.62
2011	20.2	8.87
First quarter	19.90	15.08
Second quarter	20.2	14.01
Third quarter	16.9	13.07
Fourth quarter	14.98	8.87
2012	13.54	9.38
First quarter	13.54	9.50
Second quarter	13.46	9.38
Third quarter	13.46	11.20
Fourth quarter	12.68	9.65
October	11.53	10.50
November	12.68	10.64
December	12.57	9.65
2013
January	12.37	11.40
February	11.79	10.15
March	11.14	9.90
April (through April 25)	11.14	10.05

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

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2012 Revision), insofar as they relate to the material terms or our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands.  The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through some intermediate holding companies including AutoNavi Asia Limited, equity interest in AutoNavi Technology, our subsidiary in the PRC.  Our business operations are principally conducted through AutoNavi Software, MapABC Technology and their subsidiaries.  The PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate.  Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends.  As AutoNavi Asia Limited is a Hong Kong company and owns 100% of AutoNavi Technology, under the aforesaid arrangement, any dividends that AutoNavi Technology pays to AutoNavi Asia Limited may be subject to a withholding tax at the rate of 5% if AutoNavi Asia Limited is not considered to be a PRC tax resident enterprise as described below.  However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to the withholding tax rate of 10%. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—Dividend Withholding Tax.”

Under the PRC Enterprise Income Tax Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC resident enterprises for tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Tax—PRC Enterprise Income Tax.” If we are considered a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

The implementation rules of the PRC Enterprise Income Tax Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the PRC Enterprise Income Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC resident enterprise for tax purposes, any dividends we pay to our non-PRC shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.  Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a “PFIC,” for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income.  For this purpose, cash and assets readily convertible into case are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets.  We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.  In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entities will be treated as ownership of stock.  Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

We do not believe that we were a PFIC for the taxable year ending December 31, 2012.  If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2012 and any subsequent taxable year.  In addition, because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year ending December 31, 2013 or future taxable years.

Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.  The U.S. federal income tax rules that apply if we are classified as a PFIC for our 2012 or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any taxes withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs.  Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.  A non-corporate recipient will be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.  United States Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ, as are our ADSs (but not our ordinary shares).  Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  There can be no assurance that the dividends we pay on our ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years.  Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.  You should consult your tax advisors regarding the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income.  A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares.  A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.  U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares and (ii) any gain realized or the sale or other disposition, including under certain circumstances, a pledge, of ADSs or ordinary shares.  Under the PFIC rules:

•                  such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  such amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

•                  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year; and

•                  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or disposition.  U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above.  If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, such holder will include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over the holder’s adjusted basis in such ADSs or ordinary shares.  A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year.  However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in a U.S. Holder’s income for prior taxable years.  Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income.  Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares.  A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.  If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations.  Our ADSs are listed on NASDAQ, which is a qualified exchange or market for these purposes.  We anticipate that our ADSs should qualify as being regularly traded, but no assurance may be given in this regard.  Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. .

If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other form as is required by the United States Treasury Department.  U.S. Holders are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election. .

Information Reporting and Backup Withholding

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

Individuals who are U.S. Holders, and who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information.  An individual who fails to timely furnish the required information may be subject to a penalty.  U.S. Holders who are individuals are urged to consult their tax advisors regarding their reporting obligations under this legislation.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China.  The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008.  Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band.  Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though at times the Renminbi has depreciated against the U.S. dollar as well.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion.  As of December 31, 2012, we had an RMB denominated cash balance of RMB822.4 million and a U.S. dollar denominated cash balance of $19.5 million.  Assuming we had converted the U.S. dollar denominated cash balance of $19.5 million as of December 31, 2012 into RMB at the exchange rate of $1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been RMB121.5 million.  Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB120.3 million as of December 31, 2012.  Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.  Assuming we had converted the RMB-denominated cash balance of RMB822.4 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been $132.0 million.  Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $130.7 million.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2010, 2011 and 2012 were increases of 3.3%, 5.4% and 2.6%, respectively.  The year-over-year percent changes in the consumer price index for February 2011, 2012 and 2013 were increases of 4.9%, 3.2% and 3.2%, respectively.  Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.  For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation.  Additionally, because a significant portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets.  We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur in relation to the establishment and maintenance of our ADS program, including investor relations expenses.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.  Further, the depositary has agreed to reimburse us for certain fees payable to the depositary by holders of our ADSs.  For the year ended December 31, 2012, we received approximately US$0.2 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of our ADS program.

PART II.

ITEM 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012.  In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012 and has issued an attestation report set forth below.

Report of independent registered public accounting firm

To the board of directors and shareholders of AutoNavi Holdings Limited

We have audited the internal control over financial reporting of AutoNavi Holdings Limited, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and our report dated April 26, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding retrospective application of the authoritative guidance regarding the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 26, 2013

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the direction of the government of the People’s Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as “Deloitte”.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.  We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2011	2012
	US$	US$
	(In thousands)
Audit fees(1)	1,403	1,153
Tax fees(2)	96	88

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by Deloitte for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements.

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

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us during 2012. No shares were repurchased during 2012 except during the month indicated and all shares were purchased in the open market.

Issuer Repurchases in the Year Ended December 31, 2012

	Total Number of ADSs Purchased(1)(2)	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
March, 2012	2,803	12.28	2,803	—
April, 2012	81,764	12.17	81,764	—
May, 2012	264,368	11.57	264,368	—
June, 2012	351,984	11.45	351,984	—
July, 2012	66,074	12.21	66,074	—
August, 2012	103,655	12.44	103,655	—
September, 2012	258,349	12.37	258,349	—
October, 2012	437,212	11.13	437,212	—
November, 2012	549,454	11.20	549,454	—
December, 2012	420,984	11.24	420,984	—
Total	2,536,647	11.50	2,536,647	—

(1) Each ADS represents four ordinary shares.

(2) All repurchases shown on the table were made pursuant to a share repurchase program that was approved by our board of directors in February 2012. Pursuant to this program, we are authorized, but not obligated, to repurchase up to US$50.0 million worth of our ADSs until February 26, 2013. During 2012, we repurchased a total of 2,536,647 ADSs, representing 10,146,588 ordinary shares, with a total consideration of approximately $29.2 million at the price range of $10.03 to $12.57 per ADS including brokerage commissions pursuant to the share repurchase program.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers.  NASDAQ Stock Market Rule 5635(c) requires shareholder approval when a stock option or purchase plan or other equity compensation arrangement is established or materially amended. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We have elected to follow home country practice with respect to the adoption of the Share Incentive Plan without shareholder approval in lieu of NASDAQ Stock Market Rule 5635(c). See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan” for more details of the amendment and termination of 2007 Share Incentive Plan and the adoption of Share Incentive Plan. Other than the adoption of Share Incentive Plan described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

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

8.1*	Subsidiaries of the Registrant

Exhibit Number	Description of Document
10.1*

2007 Share Incentive Plan, as amended and terminated as of September 1, 2012 (incorporated by reference to Exhibit 10.1 from our S-8 registration statement (File No. 333-184375) filed with the Commission on October 11, 2012

10.2*

Share Incentive Plan, as adopted as of September 1, 2012 (incorporated by reference to Exhibit 10.2 from our S-8 registration statement (File No. 333-184375) filed with the Commission on October 11, 2012

10.2

Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.4

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.5

English translation of Operating Agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software dated December 31, 2009 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333- 167402), as amended, filed with the Commission on June 9, 2010).

10.6

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

10.10

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

10.12

English translation of Exclusive Technology Consulting and Service Agreement between AutoNavi Technology and MapABC Technology dated September 28, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333- 167402), as amended, filed with the Commission on June 9, 2010).

Exhibit Number	Description of Document
10.13

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

10.20

English translation of Transaction Framework Contract between Beijing ADF Navigation Technology Co., Ltd. and AW (Shanghai) Autoparts Trading Co., Ltd. dated December 1, 2007 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

10.21

English translation of Lease between China National Software & Service Company Limited and AutoNavi Software Co., Ltd. dated April 16, 2010. (incorporated by reference to Exhibit 10.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2012)

10.22*

English translation of form of Real Property Purchase Agreement and Supplementary Agreement dated August 2012 and material terms of each Real Property Purchase Agreement and Supplementary Agreement relating to the Registrant’s new map data facility

10.23*

English translation of Software License Agreement between AutoNavi Information Technology Co., Ltd., Tianjin Samsung Telecom. Technology Co., Ltd. and Huizhou Samsung Electronics Co., Ltd. dated May 1, 2011

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Jun He Law Offices
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with this annual report on Form 20-F.

***   To be furnished by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AutoNavi Holdings Limited

	By:	/s/ Congwu Cheng
	Name:	Congwu Cheng
	Title:	Director and Chief Executive Officer

Date: April 26, 2013

AUTONAVI HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

AUTONAVI HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of AutoNavi Holdings Limited (“AutoNavi” or the “Company”), its subsidiaries, its variable interest entities (“VIE”) and its VIE’s subsidiaries (collectively the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 26, 2013

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2011	2012
Assets

Current assets
Cash and cash equivalents	199,696	151,543
Restricted cash	—	835
Term deposits	—	64,686
Accounts receivable, net of allowance for doubtful accounts of $823 and $1,859 as of December 31, 2011 and 2012, respectively	36,273	45,985
Due from related parties, trading	1,056	4,749
Due from related parties, non-trading	221	3
Prepaid expense and other current assets	5,725	7,840
Deferred tax assets-current	1,355	1,838

Total current assets	244,326	277,479

Properties and equipment, net	49,245	47,120
Prepayment for acquisition of property	—	8,677
Equity method investments	4,442	4,164
Prepaid consideration in connection with equity investment	183	—
Acquired intangible assets, net	6,855	5,004
Goodwill	8,747	8,837
Deferred tax assets-non-current	224	150
Other long term assets	445	373

TOTAL ASSETS	314,467	351,804

Liabilities

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $2,358 and $2,124 as of December 31, 2011 and 2012, respectively)	2,364	2,124
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $5,567 and $13,907 as of December 31, 2011 and 2012, respectively)	7,328	14,630
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $23,944 and $26,230 as of December 31, 2011 and 2012, respectively)	26,071	29,613
Income tax payable (including income taxes payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $7,394 and $10,082 as of December 31, 2011 and 2012, respectively)	7,481	10,417

Total current liabilities	43,244	56,784

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,191 and $862 as of December 31, 2011 and 2012, respectively)	1,345	966

Total liabilities	44,589	57,750

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS—continued

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2011	2012
Commitments (Note 21)

Equity
AutoNavi Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 195,837,580 and 196,979,163 shares issued, and 191,473,716 and 185,568,940 shares outstanding as of December 31, 2011 and 2012, respectively)	19	19
Additional paid-in capital	175,726	189,373
Treasury stock	—	(29,164)
Statutory reserve	9,363	11,668
Retained earnings	61,517	95,715
Accumulated other comprehensive income	18,262	20,546

Total AutoNavi Holdings Limited shareholders’ equity	264,887	288,157
Noncontrolling interest	4,991	5,897

Total equity	269,878	294,054

TOTAL LIABILITIES AND EQUITY	314,467	351,804

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2010	2011	2012
Revenue	87,550	129,749	163,241
Business tax	(1,785)	(2,789)	(3,548)

Net revenues	85,765	126,960	159,693
Cost of revenues	(28,328)	(35,021)	(43,019)

Gross profit	57,437	91,939	116,674

Operating expenses
Research and development	(12,732)	(23,720)	(35,581)
Selling and marketing	(9,335)	(16,428)	(24,958)
General and administrative	(12,769)	(15,114)	(20,322)
Impairments of intangible assets	—	(19)	—

Total operating expenses	(34,836)	(55,281)	(80,861)
Government subsidies	748	163	3,111

Operating income	23,349	36,821	38,924
Gain on re-measurement of fair value of the equity method investment	—	995	—
Interest income	1,991	5,226	6,456
Change in fair value of forward contract	(2,465)	2,465	—
Foreign exchange gains/ (loss)	1,504	(1,579)	454
Other income	94	188	342

Income before income taxes, share of net loss of equity method investment	24,473	44,116	46,176
Income tax expense	(4,041)	(5,086)	(7,214)
Share of net loss of equity method investment, net of tax	(238)	(653)	(778)

Net income	20,194	38,377	38,184
Less: Net income attributable to noncontrolling interest	1,059	1,842	1,676

Net income attributable to AutoNavi Holdings Limited shareholders	19,135	36,535	36,508

Less: Net income attributable to AutoNavi Holdings Limited Series A preferred shareholders	2,282	—	—

Net income attributable to AutoNavi Holdings Limited ordinary shareholders	16,853	36,535	36,508

Net income per ordinary share
Basic	0.11	0.19	0.19
Diluted	0.10	0.18	0.18

Weighted average number of shares used in calculating net income per ordinary share
Basic	149,684,032	190,132,407	190,853,540
Diluted	182,696,079	201,230,735	201,168,386

Other comprehensive income, net of tax
Foreign currency translation adjustment	3,635	7,013	2,338

Comprehensive income	23,829	45,390	40,522
Less: comprehensive income attributable to noncontrolling interest	1,168	2,042	1,730
Comprehensive income attributable to AutoNavi Holdings Limited shareholders	22,661	43,348	38,792

Share-based compensation expense included in
Cost of revenues	608	232	221
Research and development	1,559	2,464	3,785
Selling and marketing	1,324	1,705	4,651
General and administrative	2,966	961	3,879

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

(U.S. dollars in thousands, except share and per share data)

	AutoNavi Holdings Limited shareholders
	Ordinary shares		Additional paid-in		Statutory	Retained	Accumulated other comprehensive	Total AutoNavi Holdings Limited shareholders’	Non controlling	Total
	Shares	Amount	capital	Treasury Stock	reserve	earnings	income	equity	interest	equity
Balance at December 31, 2009	108,247,000	11	25,178	—	3,712	11,498	7,923	48,322	2,249	50,571
Provision of statutory reserve	—	—	—	—	2,610	(2,610)	—	—	—	—
Conversion of Series A preferred shares to ordinary shares upon the initial public offering (“IPO”),	40,000,000	4	39,322	—	—	—	—	39,326	—	39,326
Issuance of ordinary shares upon IPO, net of $12,171 offering cost	35,175,000	3	98,048	—	—	—	—	98,051	—	98,051
Vesting of nonvested shares	4,851,000	1	(1)	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of share options	359,684	—	128	—	—	—	—	128	—	128
Share-based compensation	—	—	6,457	—	—	—	—	6,457	—	6,457
Net income	—	—	—	—	—	19,135	—	19,135	1,059	20,194
Foreign currency translation adjustment	—	—	—	—	—	—	3,526	3,526	109	3,635
Balance at December 31, 2010	188,632,684	19	169,132	—	6,322	28,023	11,449	214,945	3,417	218,362
Provision of statutory reserve	—	—	—	—	3,041	(3,041)	—	—	—	—
Vesting of nonvested shares	35,000	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of share options	2,806,032	—	1,232	—	—	—	—	1,232	—	1,232
Share-based compensation	—	—	5,362	—	—	—	—	5,362	—	5,362
Dividends paid to noncontrolling interest of ADF Navigation	—	—	—	—	—	—	—	—	(468)	(468)
Net income	—	—	—	—	—	36,535	—	36,535	1,842	38,377
Foreign currency translation adjustment	—	—	—	—	—	—	6,813	6,813	200	7,013
Balance at December 31, 2011	191,473,716	19	175,726	—	9,363	61,517	18,262	264,887	4,991	269,878
Provision of statutory reserve	—	—	—	—	2,310	(2,310)	—	—	—	—
Repurchase of shares	(10,146,588)	—	—	(29,164)	—	—	—	(29,164)	—	(29,164)
Vesting of nonvested shares	1,574,020	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of share options	2,667,792	—	1,111	—	—	—	—	1,111	—	1,111
Share-based compensation	—	—	12,536	—	—	—	—	12,536	—	12,536
Dividends paid to noncontrolling interest of ADF Navigation	—	—	—	—	—	—	—	—	(824)	(824)
Disposal of Xuancai	—	—	—	—	(5)	—	—	(5)	—	(5)
Net income	—	—	—	—	—	36,508	—	36,508	1,676	38,184
Foreign currency translation adjustment	—	—	—	—	—	—	2,284	2,284	54	2,338
Balance at December 31, 2012	185,568,940	19	189,373	(29,164)	11,668	95,715	20,546	288,157	5,897	294,054

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the year ended December 31,
	2010	2011	2012
Cash flows from operating activities
Net income	20,194	38,377	38,184
Adjustments to reconcile net income to net cash provided by operating activities
Share of net loss of equity method investments	238	653	778
Gain on re-measurement of fair value of the equity method investment	—	(995)	—
Depreciation and amortization	4,139	7,119	8,491
Provision of allowance for doubtful accounts	313	415	1,044
Loss/(gain) on disposal of properties and equipment	240	(35)	158
Loss on impairment of intangible assets	—	19	—
Change in fair value of forward contract	2,465	(2,465)	—
Share-based compensation	6,457	5,362	12,536
Deferred tax	(181)	(886)	(784)
Changes in operating assets and liabilities
Accounts receivable	(4,609)	(9,777)	(10,333)
Prepaid expenses and other current assets	(1,204)	201	(2,003)
Other long term assets	(13)	(70)	76
Accounts payable	795	256	169
Accrued expense and other current liabilities	3,925	9,476	3,575
Deferred revenue	2,671	(1,031)	7,152
Income tax payable	3,099	2,241	2,846
Due from related parties, trading	—	(1,029)	(3,643)
Due from related parties, non-trading	—	(60)	60
Net cash provided by operating activities	38,529	47,771	58,306
Cash flows from investing activities
Decrease/(increase) in restricted cash	—	495	(826)
(Purchase)/maturity of term deposits	(62,198)	61,175	(63,982)
Payments made for equity method investments	—	(688)	(294)
Repayment of loans made to related parties	15,623	1,081	159
Purchase of properties and equipment	(23,955)	(10,265)	(4,560)
Prepayment for acquisition of property	—	—	(8,677)
Proceeds from disposal of properties and equipment	75	126	10
Considerations paid in business acquisitions (net of cash acquired of $2,148)	—	(9,305)	(338)
Proceeds from disposal of subsidiaries (net of cash disposed of $4)	—	—	67
Net cash (used in)/provided by investing activities	(70,455)	42,619	(78,441)
Cash flows from financing activities
Payment made in connection with repurchase of shares	—	—	(29,164)
Cash received from exercise of share options	98	1,232	1,111
Proceeds from issuance of ordinary shares upon IPO	110,222	—	—
Offering costs paid in connection with the IPO	(11,117)	—	—
Dividends paid to noncontrolling interest of ADF Navigation	—	(468)	(824)
Net cash provided by/(used in) financing activities	99,203	764	(28,877)
Effect of exchange rate changes	1,112	5,437	859
Net increase/(decrease) in cash and cash equivalents	68,389	96,591	(48,153)
Cash and cash equivalents at the beginning of year	34,716	103,105	199,696
Cash and cash equivalents at the end of year	103,105	199,696	151,543
Supplemental disclosures of cash flow information
Income tax paid	1,099	3,776	5,150

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2011 and 2012

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

As of December 31, 2012, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

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

In September 2002, AutoNavi Software established ADF Navigation primarily with several major in-dash navigation system manufacturers to develop digital map data for the Chinese market for in-dash navigation systems in automobiles.

In September 2006, the Company, through AutoNavi Technology, entered into a series of contractual agreements as described below with AutoNavi Software and MapABC Technology whereby AutoNavi Software and MapABC Technology became the 100% consolidated VIE of the Company. AutoNavi Software provides automotive navigation solutions, mobile and internet location-based solutions and 3-D modeling applications. MapABC Technology is a leading internet and wireless based map application solution provider in China.

In December 2006, the Company, through AutoNavi Software, acquired 100% of the equity interest of Xingtiandi Technology, which holds a Class A qualification certificate for aerial photogrammetry granted by the State Bureau of Surveying and Mapping, and commenced the aerial photogrammetry business, with its principle customers being government and government agencies.

In June 2007, the Company, through AutoNavi Software, acquired 100% of the equity interest of AutoNavi Xiamen, a software developer specialized in navigation engine software development for personal navigation devices.

On March 10, 2011, the Group, through AutoNavi Software, acquired PDAger as set out in Note 3, which provides mobile location based services in China.

On March 24, 2011, the Company, through AutoNavi Technology, acquired 100% equity interest in Etag as discussed in Note 3, which is a software developer specialized in mobile location based application software utilized in personal navigation systems.

In August 2012, the Company sold all its equity interest in XuanCai, which was acquired in January 2008, to a third party. There was no material business operation in XuanCai and accordingly this disposal was not separately reported as discontinued operation.

In August 2012, Yadao Media, which was acquired in November 2007, filed a petition for liquidation and the related legal procedure is in progress. The liquidation will not be reported as discontinued operation as there is no material business operation in Yadao Media.

The VIE arrangements

Applicable PRC laws and regulations prohibit foreign investors from (i) holding a majority equity interest in PRC surveying and mapping companies, (ii) holding equity interest in PRC companies engaging in the production of digital navigation maps and aerial photogrammetry, and (iii) holding a majority equity interest in PRC companies providing internet content or other value-added telecommunication services or internet map services. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC law. Accordingly, AutoNavi Technology, the Company’s wholly owned subsidiary in PRC, as a foreign-invested company, is currently ineligible to engage in the aforementioned business in the PRC.

The Company therefore conducts substantially all of its activities through the VIEs, AutoNavi Software and MapABC Technology, and their subsidiaries in the PRC. To provide the Company with the power to control and the ability to receive the majority of the expected residual returns of the VIEs and their subsidiaries, AutoNavi Technology entered into a series of contractual arrangements with AutoNavi Software and MapABC Technology in September 2006.

•                  Agreements that transfer economic benefits to AutoNavi Technology

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service             agreements between AutoNavi Technology and the VIEs, AutoNavi Technology has the exclusive right to provide to the VIEs technology consulting and services related to GIS systems, GPS systems, remote sensing technology, digital map, in-dash navigation, portable navigation, internet and mobile location-based services, and certain other business areas. AutoNavi Technology is entitled to charge the VIEs an annual service fees and adjust the service fee rate from time to time according to the amount of services it has provided to the VIEs, which are determined at AutoNavi Technology’s sole discretion. There is no limit on the amount of services AutoNavi Technology can potentially provide to the VIEs. Since the senior management teams of VIEs and those of AutoNavi Technology are all assigned by the Company, the agreement effectively entitles AutoNavi Technology to charge the VIEs service fees that amount to substantially all of the net income of VIEs. The term of this agreement will expire on September 27, 2016 and may be extended only with AutoNavi Technology’s written confirmation prior to the expiration date. AutoNavi Technology may terminate the agreement at any time by providing 30 days’ prior written notice to VIEs.

Patent, Know-how and Domain Name License Agreements. Pursuant to these agreements, AutoNavi Technology grants the VIEs a non-exclusive, non-assignable and non-transferable right to use AutoNavi Technology’s patents, know-how and domain names. The VIEs can only use the patents, know-how and domain names to conduct business according to their authorized business scope. The annual license fee is RMB50,000 for each patent, RMB10,000 for each domain name and RMB50,000 for all the know-how. AutoNavi Technology may waive the license fees at its own discretion. AutoNavi Technology owns the rights to any new technology developed due to implementation of the contract and utilization of AutoNavi Technology’s patents and know-how. These agreements have ten-year terms, which will expire on September 27, 2016. In the case of the patent and domain name, the license agreements may expire at the expiration date of the patent and domain name, respectively, if it is less than ten years from the date of the agreement. In addition, with AutoNavi Technology’s written confirmation prior to the expiration of the term, all the license agreements can be extended for one year from time to time.

Equity Pledge Agreements. Pursuant to the equity pledge agreements between AutoNavi Technology and the shareholders of the VIEs, the shareholders of the VIEs pledge all of their equity interests in the VIEs to AutoNavi Technology to guarantee the VIEs’ performance of their obligations under the exclusive technology consulting and service agreements, patent, know-how and domain name license agreements. If the VIEs breach their contractual obligations under those agreements, AutoNavi Technology, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of the VIEs agree that, without prior written consent of AutoNavi Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice AutoNavi Technology’s interest. During the term of the equity pledge agreements, AutoNavi Technology is entitled to receive all the dividends paid on the pledged equity interests. The equity pledge agreement will expire when the VIEs has fully performed their obligations under the exclusive technology consulting and service agreement and patent, know-how and domain name license agreements.

•                          Agreements that provide AutoNavi Technology effective control over the VIEs

Operating Agreements. Pursuant to the operating agreements among AutoNavi Technology, the VIEs and the shareholders of the VIEs, the VIEs must designate the candidates nominated by AutoNavi Technology to be the directors on their board of directors, and must appoint the persons recommended by AutoNavi Technology to be their president, financial controller and other senior executives. The VIEs also agree to accept the policies and guidance provided by AutoNavi Technology from time to time relating to employment, termination, operations and financial management. In addition, the VIEs agree that they will not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of AutoNavi Technology. Subject to the VIEs’ compliance with the terms of these agreements, AutoNavi Technology may guarantee the VIEs’ performances under any agreements or arrangements relating to their business operations with any third party. The term of the agreements will expire on September 27, 2016 and may be extended with AutoNavi Technology’s written confirmation prior to the expiration date. The term of the extension will be determined by AutoNavi Technology in its written confirmation. AutoNavi Technology may terminate the agreements at any time by providing 30 days’ advance written notice to the VIEs and to each of their shareholders. Neither the VIEs nor any of their shareholders may terminate the agreements prior to the expiration date.

Power of attorney. The nominee shareholders of the VIEs each executed an irrevocable power of attorney appointing Mr.Congwu Cheng, CEO of AutoNavi Technology, or any person subsequently designated by AutoNavi Technology as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of the VIEs. Power of attorney will remain in force until the earlier of the following events: (1) if the shareholder is instructed by AutoNavi Technology to designate another PRC citizen to be his attorney-in-fact because Mr. Cheng no longer holds any position with AutoNavi Technology, and (2) the operating agreement among AutoNavi Technology, the VIEs and the shareholders of the VIEs is terminated.

The articles of association of the VIEs state that the major rights of the shareholders include the power to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan.  Therefore, through the irrevocable power of attorney arrangement, AutoNavi Technology has the ability to exercise effective control over the VIEs as described in operating agreements through shareholder votes and, through such votes, to also control the composition of the board of directors and thus appoint the senior management of the VIEs.

Exclusive Purchase Option Agreements. Pursuant to the exclusive purchase option agreements among AutoNavi Technology, the VIEs and the shareholders of the VIEs, the VIEs’ shareholders irrevocably grant AutoNavi Technology an exclusive option to purchase, or cause a person designated by it to purchase, to the extent permitted under PRC law, all or part of the equity interests in the VIEs. The purchase price would be the legally allowed minimum amount. AutoNavi Technology has sole discretion to decide when to exercise the option, whether in part or in full. The term of the agreement will expire on September 27, 2016 and can be extended for additional ten years at AutoNavi Technology’s discretion. Through the exclusive purchase option agreements, each of VIEs’ shareholders irrevocably granted AutoNavi Technology an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities as nominee shareholders of its choice to replace the existing shareholders of AutoNavi Technology, which constitutes a substantive kick-out right that is exercisable and enforceable under current PRC laws and regulations. This kick-out right reinforces AutoNavi Technology’s ability to direct the activities that most significantly impact the VIEs’ economic performance.

As a result of these contractual arrangements, the Company, through its wholly owned subsidiary, AutoNavi Technology, has (1) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIEs. Consequently, AutoNavi Technology, ultimately the Company, is the primary beneficiary of the VIEs and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements since the later of the date of inception or acquisition.

In concluding that the Company is the primary beneficiary of the VIEs, the Company believes that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable the Company, through AutoNavi Technology, to vote on all matters requiring shareholder approval for the VIEs. In addition, the Company believes that the exclusive purchase option agreements provide the Company, through AutoNavi Technology, with a substantive kick-out right. More specifically, the terms of the exclusive purchase option agreements are exercisable and enforceable under current PRC laws and regulations, and the minimum amount of consideration permitted by the applicable PRC law to exercise the purchase option does not represent a financial barrier or disincentive for the Company, through AutoNavi Technology, to exercise the purchase option. The Company’s rights under the powers of attorney and the exclusive purchase option agreements provide the Company with control over the shareholders of the VIEs and thus provide the Company with the power to direct the activities that most significantly impact VIEs’ economic performance. The Company believes that this ability to exercise control together with the equity pledge agreements ensure that the VIEs will continue to execute and renew the exclusive technology consulting and service agreements, patent, know-how and domain name license agreements and pay related service and license fees to AutoNavi Technology and accordingly the Company, through its wholly owned subsidiary, AutoNavi Technology, has the rights to receive the economic benefits from the VIEs.

Risks in relation to the VIE structure

The shareholders of the VIEs are also beneficial owners or directors of the Company. Their interests as beneficial owners of the VIEs may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of the VIEs, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive purchase option agreements provide the Company with a mechanism to remove them as shareholders of the VIEs should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of the VIEs arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The Company’s ability to control the VIEs depends on the powers of attorney that enable AutoNavi Technology to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The Company believes that AutoNavi Technology’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion to deal with such violations, including:

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

The following consolidated financial information of the Group’s VIEs and their subsidiaries was included in the accompanying consolidated financial statements before the elimination of the inter-company transactions and balances between VIEs and their subsidiaries as a group and the Company and its subsidiaries as of and for the years ended:

	As of December 31,
	2011	2012
Total Current assets	96,825	138,688
Total assets	144,986	187,101
Total equity attributable to AutoNavi Holdings Limited shareholders	97,612	125,762

	For the year ended December 31,
	2010	2011	2012
Net revenues	82,188	114,054	134,498
Net income	22,369	29,826	26,719
Net cash provided by operating activities	10,074	40,413	36,792
Net cash used in investing activities	(1,845)	(6,597)	(33,687)
Net cash used in financing activities	—	(468)	(824)

The assets of the consolidated VIEs are not collateralized for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and certain comparative figures have been reclassified to conform to current year financial statement presentation.

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

Restricted cash

The Group’s restricted cash represents $835 deposits restricted as to withdrawal as performance security for certain contract as of December 31, 2012, which was released in March 2013.

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

Fair value of financial instrument

The Group’s financial instruments primarily consist of cash and cash equivalents, restricted cash, term deposits, accounts receivable, amounts due from related parties, equity method investments, accounts payable, accrued expenses and other current liabilities,  and forward contract.

The carrying values of the Company’s short-term financial instruments approximate their fair value because of their short maturities.

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

Treasury stock

Treasury stock represents shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled.  These shares have no voting rights and are not entitled to receive dividends and excluded from the weighted average outstanding shares in calculation of net income per share.  Treasury stock is recorded at cost.

Revenue recognition

The Company derives revenues primarily from the following:

Automotive navigation

In-dash navigation systems

The Group provides perpetual licenses of digital map data to certain in-dash navigation system manufacturers and automobile manufacturers for in-dash navigation systems on a per copy basis. The Group usually converts its digital map data into different proprietary formats of the in-dash navigation system manufacturers and sends master copy or DVD copies of the converted map data to these companies. Revenues from licensing map data for in-dash navigation systems are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured (collectively “the four revenue recognition criteria”).

Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. The Group assesses whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Group assesses the collectability of accounts receivable based primarily on the customer’s payment history. In the case that the Group provides master copy of map data, the revenue is recognized based on the monthly statement from the customers indicating the number of copies they have installed. In the case that Group provides DVD copies of map data, the revenue is recognized when map data are delivered to the customers’ destination. After the delivery of the map data, there are no post sale obligations other than warranty terms and telephone support to end customers. Customers purchase updated versions of digital map data from the Group separately.

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

The Group usually sends master copy of map data or total solution to customers. When no free updates are provided, revenues are recognized when all of the four revenue recognition criteria are met upon the receipt of the monthly statement from the customers indicating the number of copies they have installed. For the total solutions with free updates to map data and the related application software on a when-and-if-available basis, as the Group is not able to establish vendor-specific objective evidence (“VSOE”) as to the fair value for updates, revenues are recognized ratably over the service period if all other basic revenue recognition criteria are met.

Under the map data arrangement with one portable navigation device manufacturer, the Group provided a master copy of map data and timely updates to the data in the contract period for a nonrefundable minimum licensing fee. A usage fee will be charged for each copy made and sold by the manufacturer in excess of the number of copies covered by the minimum license fee. The nonrefundable minimum license fee is recognized as revenue ratably over the contract period. Fees for additional copies are recognized as revenue when reports as to additional copies made are provided by the manufacturer. In addition, because of uncertainty relating to collectability in this specific instance prior to 2012, recognized revenues are further limited to the amount of cash received in 2010 and 2011.

Mobile/Internet location-based solutions

Pre-installed and Downloadable Navigation Applications

The Group provides map application solutions, including a perpetual license of map data, a navigation engine and a user interface, on a per copy basis to mobile phone and tablet computer manufacturers to pre-install the solutions on their products. The Group usually sends master copy of the map application solutions to customers or provides end users with access to download the solutions from application stores. When no free updates to the map data and the related application software are provided, revenues are recognized when all the four revenue recognition criteria are met upon the receipt of the monthly statement from the customers or application stores indicating the number of copies the customers or end users have installed. For the arrangement with free updates to map data and the related application software on a when-and-if-available basis, as the Group is not able to establish VSOE as to the fair value for updates, revenues are recognized ratably over the service period if all other basic revenue recognition criteria are met.

Solutions for mobile operators

The Group provides digital map database to China Mobile to support its mobile location-based services provided to its mobile subscribers. The Group also cooperates with China Telecom, supporting its location-based mobile navigation business platform, across China Telecom’s nationwide network. Revenues are computed based on the level of database usage and the pre-agreed share of mobile navigation services revenue. Mobile operators provide the Group with a monthly statement that represents the principal evidence that solutions have been delivered and revenue is recognized on the basis of the monthly statements.

Internet-based Map API Solutions

The Group also provides map application solutions to customers, enabling the website access to the Group’s digital map database through the Group’s map application programming interfaces (“API”) and incorporate the Group’s location-based information into their own search engine and content. Revenues are derived from the following arrangements:

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

2) Sales of map data and related application software, when no free updates to the map data and related software are provided, revenues are recognized when all the four revenue recognition criteria are met. These criteria are usually met upon the delivery of map data and the related application software.

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

Map data licensing

The Group provides one-time map data license or map data license for a certain period with timely updates to the map data during such contract period on a when-and-if-available basis to certain enterprises to support their location-based application. When one-time map data licensing is provided, revenues are recognized when the four revenue recognition criteria are met. For map data license for certain periods, revenues are recognized ratably over the contract period

Other revenues

Other services provided by the Group include technical consulting services, publishing and advertising services, and navigation device road test services. The Group recognizes revenue when all the four revenue recognition criteria are met. These criteria are usually met upon the completion of the services.

Value added taxes rebate revenues

The Group receives value added taxes (“VAT”) rebates from relevant tax authority as an incentive to certain high-tech industries. VAT rebates are recorded as revenue when the Group properly files the rebate application for the relevant VAT amount paid to tax authority. The Group has recorded $7,351, $10,692 and $14,008 of VAT rebate in revenue for the years ended December 31, 2010, 2011 and 2012, respectively. The VAT rebate revenues are classified into the relevant revenue categories.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Starting from September 1, 2012, substantially all PRC subsidiaries and VIEs in the Group became subject to VAT at the rates of 6% or 3%, on certain service revenues which were previously subject to business tax.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. However, entities that are VAT small scale tax payers cannot offset their input VAT against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in either other current liabilities or other current assets on the consolidated balance sheets.

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

Government subsidies

Subsidies are recorded as a liability when received and recognized as other operating income when there is reasonable assurance that the Group has complied with the conditions attaching to it, which is normally upon the government approval.  When there is no such condition, government subsidies are recognized upon receipt as other operating income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. $655, $1,610 and $2,181 of government subsidies were received and the Group has recorded $748, $163 and $3,111 of government subsidies in the statement of operations during the years ended December 31, 2010, 2011 and 2012, respectively.

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

Comprehensive income

Comprehensive income mainly includes net income and foreign currency translation adjustments. Beginning in January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in a single continuous statement of comprehensive income. The consolidated financial statements for prior periods have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, term deposits, accounts receivable and amounts due from related parties. The Group places their cash with financial institutions at various locations. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

Details of the customers accounting for 10% or more of total revenues are as follow:

	December 31,
Customer	2010	2011	2012
A	34%	34%	30%
B	29%	26%	21%
E	*	*	15%

Details of the customers accounting for 10% or more of accounts receivable are as follow:

	December 31,
Customer	2011	2012
A	22%	15%
B	16%	18%
D	10%	17%
E	*	13%

* not greater than 10%

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

Accounting pronouncements recently adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                                          Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•                                          Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                                          Fair value of an instrument classified in a reporting entity’s stockholders’ equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                                          Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

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

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group adopted this pronouncement effectively January 1, 2012, which did not have a significant effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Group adopted this guidance effective January 1, 2012 and presented the comprehensive income in a single continuous statement of comprehensive income.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Group adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Company’s consolidated financial statements, as the Company chose to directly perform the two-step goodwill impairment test for 2012.

Recently issued accounting standards not yet adopted

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

In February 2013, the FASB has issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

The new amendments will require an organization to:

•         Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•     Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. The amendments are effective for reporting periods beginning after December 15, 2012. The Group will adopt this pronouncement on January 1, 2013 which will not have a significant impact on its financial condition or results of operations.

3.                       BUSINESS COMBINATIONS

(a) On March 10, 2011, to further expand location-based solutions business, the Group acquired the remaining 80% equity interest in PDAger and certain technology platform from the shareholders of PDAger with a total cash consideration of $8,291, and accordingly PDAger became a 100% held subsidiary of the Group. The Group paid the cash consideration of $7,953 as of December 31, 2011 and the remaining consideration of $338 was paid in February 2012.

The acquisition has been accounted for using the acquisition method of accounting and the results of the operations of PDAger (revenue of $5,387 and net income of $469) were included in the Group’s consolidated financial statements for the year ended December 31, 2011.

In connection with the above business combination transaction, the Company re-measured its previously held 20% equity interest in PDAger at the acquisition-date fair value of $1,679 and recognized a gain of $995 in “gain on re-measurement of fair value of the equity method investment” in the consolidated statements of comprehensive income for the year ended December 31, 2011.

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

The acquisition has been accounted for using the acquisition method of accounting and the results of the operations of Etag (revenue of $822 and net income of $32) were included in the Group’s consolidated financial statements for the year ended December 31, 2011.

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

The Group measured the fair value of the purchased intangible assets using the “cost” and “income approach” valuation method. These purchased intangible assets are considered Level 3 assets because the Group used unobservable inputs, such as forecasted financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets. The goodwill resulted from the acquisition of PDAger and Etag is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

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

	For the year ended December 31,
	2010	2011
Pro forma net revenue	91,007	128,103
Pro forma net income	19,046	36,419

4.                       REVENUE AND SEGMENT INFORMATION

The Group’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Hence, the Group has only one operating segment.

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

Components of net revenues are presented in the following table:

	For the year ended December 31,
	2010	2011	2012
Automotive navigation	63,410	85,853	92,122
Mobile/Internet location-based solutions	11,322	27,420	47,575
Public sector and enterprise applications	9,061	12,278	17,693
Other	1,972	1,409	2,303
Net revenues	85,765	126,960	159,693

5.                       ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of:

	As of December 31,
	2011	2012
Revenue recognized in excess of billings	5,466	13,050
Other trade receivables	30,807	32,935
Total	36,273	45,985

Revenue recognized in excess of billings represent amounts earned using the percentage-of-completion method under public sector and enterprise applications contracts but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Acquisition of a subsidiary	Exchange adjustment	Charge to expenses	Reversal	Written-off	Balance at end of the year
2011	419	69	31	304	—	—	823
2012	823	—	19	1,033	—	(16)	1,859

6.                       PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2011	2012
Advances to employees	446	663
VAT rebate receivable	839	2,009
Prepaid rental and rental deposits	1,238	1,557
Advance to suppliers	425	455
Inventory	264	28
Interest receivable	861	1,168
Other prepaid expenses	1,652	1,960
Total	5,725	7,840

Advances to employees primarily represent cash advance for their travelling in map data collection.

7.                       EQUITY METHOD INVESTMENTS

	As of December 31,
	2011	2012
Investee
95190	4,181	3,791
Beijing GoldenTom Information Technology Co. Ltd.	261	12
Ariadne’s Thread Co. Ltd.	—	361
Total	4,442	4,164

On January 1, 2009, the Group completed the acquisition of 22% equity of Beijing 95190 Information Technology Co., Ltd. (“95190”), which operates a call center to provide online driving directions, safety driving information and emergency rescue to automobile drivers and passengers in the PRC, for a cash consideration of $4,397. Since the Group has the ability to exercise significant influence over the operating and financing decisions of 95190, the Group uses the equity method of accounting to record its investment in 95190. Starting from January 1, 2010, pursuant to the financial performance based equity adjustment term in the original purchase agreement, the percentage of the Group’s shareholding in 95190 was adjusted upwards to 24.96%. On February 17, 2011, 95190’s shareholders, including the Group, made a pro rata transfer of their shares to a shareholder of 95190 for free of charge. As a result, the Group’s shareholding in 95190 was reduced to 24.21% from 24.96%. Consequently the Group recognizes the share of operating result of 95190 based on 24.21% starting from February 17, 2011. The Group’s share of the net loss of 95190 was $(202), $(425) and $(410) for the years ended December 31, 2010, 2011 and 2012, respectively.

On October 28, 2011, AutoNavi Software and TomTom Global Content B.V.(“TomTom Global”) established a joint venture, Beijing GoldenTom Information Technology Co., Ltd (“GoldenTom”), to provide digital map databases and traffic information in China. AutoNavi Software and TomTom Global contributed capital of $510 and $490, and accordingly hold 51% and 49% equity interests of GoldenTom, respectively. The Company does not have the ability to control over GoldenTom since according to the investment agreement, all the significant decisions to be made in ordinary course of business shall be agreed by all board members, who are from both AutoNavi Software and TomTom Global, unanimously. AutoNavi and TomTom Global share the control over the significant activities of GoldenTom who acts as a distribution channel of the products of AutoNavi and TomTom Global. As a result, the investment in GoldenTom is accounted for as an equity method investment. The Group’s share of the net loss of GoldenTom was $(247) and $ (249) for the years ended December 31, 2011 and 2012, respectively.

On January 17, 2012 the Group acquired 20% equity interest in Ariadne’s Thread Co., Ltd (“Ariadne”) with a cash consideration of $477, which is a company engaged in e-commerce of movie tickets through its proprietary mobile applications. This investment is accounted for under equity method. The Group’s share of the net loss of Ariadne was $ (119) for the year ended December 31, 2012.

8.                       PROPERTIES AND EQUIPMENT, NET

	As of December 31,
	2011	2012
Buildings	30,921	31,238
Equipment and furniture	13,653	13,886
Aerial photogrammetry equipment	7,394	7,423
Office improvements	8,015	9,073
Vehicles	3,521	3,594
Software	2,601	3,114
Total properties and equipment	66,105	68,328
Less: Accumulated depreciation and amortization	(16,860)	(21,208)
Properties and equipment, net	49,245	47,120

The Group recognized depreciation and amortization expenses of $3,736, $5,341 and $6,559 for the years ended December 31, 2010, 2011 and 2012, respectively.

9.                       ACQUIRED INTANGIBLE ASSETS, NET

The costs and accumulated amortization of acquired intangible assets were as follows:

	As of December 31,
	2011	2012
Intangible assets not subject to amortization:
Domain name	562	567
Intangible assets subject to amortization:
Customer relationship	3,958	3,999
Operating licenses	1,458	1,004
Complete technology	2,908	2,938
Contract backlog	299	302
Non-compete agreement	272	275
Content copyright	20	20
Partnership agreement	3,349	3,384
Total intangible assets	12,826	12,489
Less: Accumulated amortization
Customer relationship	(2,201)	(2,878)
Operating licenses	(967)	(516)
Complete technology	(1,093)	(1,611)
Contract backlog	(299)	(302)
Non-compete agreements	(198)	(250)
Content copyright	(20)	(20)
Partnership agreement	(562)	(1,271)
Accumulated amortization	(5,340)	(6,848)
Less: Accumulated impairment
Domain name	(36)	(36)
Customer relationship	(113)	(114)
Operating licenses	(473)	(478)
Non-compete agreements	(9)	(9)
Accumulated impairment	(631)	(637)
Intangible assets, net	6,855	5,004

The indefinite-lived intangible asset is the domain name of www.mapabc.com which was acquired in the acquisition of MapABC Technology in 2006. The domain name can be renewed indefinitely without significant cost.

The Group recorded an amortization expense for acquired intangible assets of $403, $1,778 and $1,932 for the years ended December 31, 2010, 2011 and 2012, respectively. The Group expects to record an amortization expense of $1,641, $1,538, $1,294 and $nil for the years of 2013, 2014, 2015 and 2016 and thereafter, respectively.

The Group recorded an impairment loss for the acquired intangible assets of $nil, $19 and $nil for the years ended December 31, 2010, 2011 and 2012, respectively. In 2011, the impairment loss of $19 was related to certain intangible assets held by Yadao Ads and Yadao Media since the Group estimated the expected future cash flows associated with these assets were insufficient to recover their carrying values.

10.                GOODWILL

	As of December 31,
	2011	2012
Gross amount:
Beginning balance	4,038	9,582
Goodwill arising from acquisitions	5,140	—
Exchange differences	404	98
Ending balance	9,582	9,680
Accumulated goodwill impairment loss:
Beginning balance	(796)	(835)
Exchange differences	(39)	(8)
Ending balance	(835)	(843)
Goodwill, net	8,747	8,837

In 2011, goodwill increased by $5,140 including $2,679 and $2,461 arising from the acquisitions of Etag and additional interest of PDAger, respectively, as discussed in note 3 “Business Combinations”.  There was no goodwill impairment loss recorded in the years ended December 31, 2010, 2011 and 2012.

The Company performs its annual goodwill impairment tests at each year end. In the goodwill impairment test, the Company used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the Company’s reporting unit. Accordingly, it adopted a discounted cash flow (“DCF”) method under the income approach, which considers a number of factors that include expected future cash flows, growth rates and discount rates and requires the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of its reporting unit. The assumptions are inherently uncertain and subjective.

When applying the DCF method for the reporting unit, the Company incorporated the use of projected financial information and a discount rate that is developed using market participant based assumptions. The cash flow projections were based on five-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth.

The Company performs goodwill impairment analysis as of December 31 of each year. No impairment charges were reached for the years ended December 31, 2010, 2011 and 2012.

11.                ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2011	2012
Salaries and welfare payable	9,723	11,974
VAT, business tax and other tax payable	5,151	6,248
Accrued flight rental costs	1,560	1,021
Deferred income from government subsidies	2,742	1,531
Payables for purchase of equipment	375	379
Accrued professional service fee	2,000	1,798
Accrued outsourced data processing and other direct costs	1,801	3,426
Other accrued expenses	2,719	3,236
Total	26,071	29,613

12.                INCOME TAXES

The Company and its non-PRC subsidiaries, AutoNavi BVI, and AutoNavi Investment are tax exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.

No income tax expense provision for AutoNavi Asia, which was incorporated in Hong Kong, was made for the years ended December 31, 2010, 2011 and 2012 as AutoNavi Asia did not have any assessable profits arising in or derived from Hong Kong.

The Company’s PRC subsidiaries and VIEs are generally subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law (the “EIT Law”), other than the preferential tax treatments enjoyed by certain entities described below.

Enterprises that meet the definition of “Manufacturing foreign-invested enterprise” (MFIE) under EIT Law prior to January 1, 2008 are entitled to a two-year exemption from income tax starting in its first tax-profitable year, followed by a 50% reduction in tax rate for the succeeding three years. ADF Navigation was certified as MFIE in 2008 by the relevant tax authorities and therefore was entitled to exemption for the years of 2008 and 2009 and a 12.5% preferential tax rates for 2010, 2011 and 2012.

Under the EIT Law, an enterprise which qualifies as a “High and new technology enterprise” (“the HNTE”) is entitled to a tax rate of 15%. The HNTE status is valid for three years and qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. AutoNavi Software and PDAger obtained the HNTE status in 2008 and renewed the HNTE qualification in 2011. AutoNavi Technology, MapABC Technology, Xingtiandi Technology obtained the HNTE status in 2009 and renewed the HNTE qualification in 2012. AutoNavi Xiamen obtained the HNTE status in 2009 and is expected to obtain the renewed HNTE certificate in 2013.

As a HNTE located in Zhongguancun, a district in Beijing, PRC, AutoNavi Technology is entitled to the tax-exemption in 2009 followed by a reduced tax rate of 7.5% for the subsequent three years.

The preferential tax rates, which were used to calculate the tax provision based on the EIT Law, as of balance sheet date, are presented in the following table.

	2010	2011	2012
ADF Navigation	12.5%	12.5%	12.5%
AutoNavi Software*	10%	15%	15%
AutoNavi Technology	7.5%	7.5%	7.5%
MapABC Technology	15%	15%	15%
Xingtiandi Technology	15%	15%	15%
AutoNavi Xiamen	15%	15%	15%
PDAger	15%	15%	15%

*                         On February 21, 2011, AutoNavi Software was qualified as a “key software company” and therefore was entitled to a preferential tax rate of 10% for 2010.

In calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the HNTE status at the conclusion of valid period. If the Group’s qualifying entities failed to obtain renewals of the HNTE, then the deferred tax liability balance would increase by $324 as of December 31, 2012, which would be an increase to the income tax expense.

Income tax expenses from continuing operations were as follows:

	Year ended December 31,
	2010	2011	2012
Income tax expenses:
Current	4,222	5,972	7,998
Deferred	(181)	(886)	(784)
Total	4,041	5,086	7,214

The principal components of deferred income taxes were as follows:

	December 31,
	2011	2012
Current deferred tax assets
Accrued expense	1,214	1,540
Allowance for doubtful accounts	141	298
Current deferred tax assets	1,355	1,838
Non-current deferred tax assets
Net operating loss carry forwards	845	256
Less: valuation allowance	(621)	(106)
Non-current deferred tax assets, net	224	150
Deferred tax assets, net	1,579	1,988
Non-current deferred tax liabilities
Acquired intangible assets, net	1,345	966
Deferred tax liabilities	1,345	966

The net operating loss carry-forwards for the PRC subsidiaries was $1,245 as of December 31, 2012 and will expire on various dates through 2017. The net operating loss carry forwards cannot be transferable or utilized by other entities within the Group. As of December 31, 2011 and 2012, valuation allowance of $621 and $106, respectively, were provided as it is more likely than not that certain entities of the Group will not be able to utilize them before expiration.

A reconciliation between the provision for income tax computed by applying statutory PRC enterprise income tax rate of 25%, and the actual provision of income taxes is as follows:

	For the year ended December 31,
	2010	2011	2012
Net income before provision for income taxes	24,473	44,116	46,176
Statutory tax rate in PRC	25%	25%	25%
Income tax at statutory tax rate	6,118	11,029	11,544
Non-deductible expenses	676	643	823
Super deductions of R&D expenses	(1,058)	(1,323)	(1,139)
Change in valuation allowance	—	621	(11)
Effect of the different income tax rates in other jurisdictions	1,529	563	2,583
Effect of tax holiday and preferential tax rates	(3,224)	(6,447)	(6,586)
Income tax expenses	4,041	5,086	7,214
Effective tax rate	16.51%	11.53%	15.62%

In August 2012, the Company sold all its equity interest in XuanCai to a third party. The valuation allowance related to the loss carry-forward from XuanCai was $508 as of December 31, 2011, which was disposed and not included in the calculation of changes in valuation allowance for the purpose of the above reconciliation.

For the years ended December 31, 2010, 2011 and 2012, if the Group’s entities in the PRC were neither in a tax holiday period nor had they been specifically allowed special tax concessions, income tax expense and earnings per share amounts would be as follows:

	For the year ended December 31,
	2010	2011	2012
Provision for income taxes	7,265	11,533	13,800
Net income per ordinary share-basic	0.09	0.16	0.16
Net income per ordinary share-diluted	0.09	0.15	0.15

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2012.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China.  In addition, on August 3, 2011, the SAT issued a bulletin to made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes, dividends paid to it out of profits derived from the sources within the PRC earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $127,547 at December 31, 2012 are considered to be indefinitely reinvested under authoritative pronouncement, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately $93,098 at December 31, 2012. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

In accordance with relevant PRC tax administration laws, tax years from 2007 to 2012 of the Group’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries remain subject to tax audits as of December 31, 2012, at the tax authority’s discretion.

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

The forward contract was determined to be a derivative. The Company carries the forward contract at fair value as either assets or liabilities in its balance sheet and the changes in the forward contract fair value during each period are recorded in the statement of comprehensive income.

The Company measures the fair value of the forward contract on a recurring basis based on a level 2 measure, i.e. the Company uses the market forward exchange rate to assess the fair value of the forward contract and recognizes the changes in fair value attributable to the difference between the market forward exchange rate and contractual exchange rate.

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

14.                ORDINARY SHARES

On July 1, 2010, upon the completion of IPO, 35,175,000 ordinary shares were issued for net proceeds of $98,051. In addition, all of the Series A Convertible Redeemable Preferred Shares were automatically converted into 40,000,000 ordinary shares and 800,000 performance based nonvested shares vested immediately.

On November 15, 2010 and December 28, 2010, the Company issued a total of 7,529,580 ordinary shares which are held by a depositary bank for future delivery to the employees and non-employees upon exercise of vested stock options or vesting of nonvested shares granted. The issued ordinary shares are not considered as outstanding shares until they are delivered to the employees or non-employees upon exercise of vested stock options or vesting of nonvested shares granted. As of December 31, 2010, 2011 and 2012, 359,684, 3,165,716 and 6,265,945 ordinary shares out of such 7,529,580 shares had been delivered to the employees upon exercise of their share options or vesting of nonvested shares, respectively. As a result, 7,169,896, 4,363,864 and 1,263,635 ordinary shares were excluded from the outstanding shares as of December 31, 2010, 2011 and 2012, respectively.

150,000 nonvested shares that vested on December 31, 2011 were not included in outstanding shares until the registration of the shares was completed in February 2012, but were included in computing of basic net income per share for the year of 2011.

Share Repurchase Program

On February 27, 2012, the Company was authorized by its board of directors but not obligated to repurchase up to US$50.0 million worth of its own ADSs within 12 months upon receiving such authorization.

Pursuant to the share repurchase plan, the Company repurchased 2,536,647 ADSs as of December 31, 2012, representing 10,146,588 ordinary shares, with a total consideration of approximately $29.2 million at a price range of $10.03 to $12.57 per ADS, including brokerage commissions. The shares repurchased by the Company were accounted for at cost as treasury stock. This plan expired in February 2012 and no additional shares were repurchased before expiration.

15.                CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A Convertible Redeemable Preferred Shares

On October 13, 2006, the Company issued 40,000,000 Series A convertible redeemable preferred shares (“Series A Shares”) with par value of $0.0001 per share to third party investors for $40,000 (after deduction of issuance cost, net proceeds of $39,326).

All of the outstanding 40,000,000 Series A Shares were automatically converted into 40,000,000 ordinary shares upon the completion of IPO in July 2010.

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

16.                NET INCOME PER SHARE

The calculation of the net income per share is as follows:

	For the year ended December 31,
	2010	2011	2012
Net Income—Numerator
Basic—
Net income attributable to AutoNavi Holdings Limited shareholders	19,135	36,535	36,508
Less: Net income attributable to AutoNavi Holdings Limited preferred shareholders (i)	2,282	—	—

Net income attributable to AutoNavi Holdings Limited ordinary shareholders (i)	16,853	36,535	36,508

Diluted—
Net income attributable to AutoNavi Holdings Limited ordinary shareholders	19,135	36,535	36,508

Shares—Denominator
Basic
Weighted average number of shares outstanding used in computing net income per Series A preferred share	20,273,973	—	—

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share(ii)	149,684,032	190,132,407	190,853,540

Diluted
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share(iii)	182,696,079	201,230,735	201,168,386

Net income per Series A preferred share, basic	0.11	—	—

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders
Basic	0.11	0.19	0.19

Diluted	0.10	0.18	0.18

(i)             The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis based on the dividend participation right. Since each Series A convertible redeemable preferred share had the same participation rights as ordinary share, the allocation was based on the number of ordinary shares and Series A convertible redeemable preferred shares.

(ii)          On November 15, 2010 and December 28, 2010, the company issued a total of 7,529,580 ordinary shares, representing 1,882,395 ADSs to be issued to employees upon the exercise of their vested share options or vesting of nonvested shares granted. As of December 31, 2010, 2011 and 2012, 359,684, 3,165,716 and 6,265,945 ordinary shares out of such 7,529,580 shares had been delivered to the employees upon exercise of their share options and vesting of restricted shares, respectively. As a result, 7,169,896, 4,363,864 and 1,263,635 shares remained issued but not outstanding as of December 31, 2010, 2011 and 2012, respectively and accordingly were excluded from computing basic or diluted net income per share.

As set out in Note 14, 10,146,588 ordinary shares repurchased by the Company for the year ended December 31, 2012 were excluded from computing basic or diluted net income per share.

(iii)   The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has included the effect of the following securities:

	For the year ended December 31,
	2010	2011	2012
Series A convertible redeemable preferred shares (as-if- converted method)	20,273,973	—	—
Share options (treasury stock method)	12,165,959	10,874,647	8,073,362
Nonvested shares (treasury stock method)	572,115	223,681	2,241,484
Total	33,012,047	11,098,328	10,314,846

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 670,000 and 641,968 nonvested shares outstanding as of December 31, 2011 and 2012, respectively.

17.                FAIR VALUE MEASUREMENT

Asset and liability measured at fair value on a recurring basis

There were no financial assets and financial liabilities measured at fair value on recurring basis as of December 31, 2011 and 2012.

Assets and liabilities measured at fair value on a nonrecurring basis

The Group’s financial assets and liabilities measured at fair value on a nonrecurring basis include acquired assets and liabilities based on Level 3 inputs in connection with business acquisitions as set out in Note 3.

The Group measured certain intangible assets at their fair value on a nonrecurring basis as results of the impairment loss of $19 recognized in 2011 and no impairment occurred in 2010 and 2012, as set out in Note 9. The fair value was determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the future cash flow and the discount rate.

18.                SHARE-BASED COMPENSATION

On July 15, 2007, the Group adopted the 2007 Share Incentive Plan, which allows the Group to grant its employees, directors and consultants options or nonvested shares up to a maximum of 14,400,000 ordinary shares of the Company.

On December 14, 2009, June 3, 2010 and December 16, 2011, the maximum aggregate number of shares which may be issued under the 2007 Share Incentive Plan was approved to expand by 11,652,000, 5,935,000 and 10,000,000 shares respectively, resulting in the total number of shares available for grant under this plan up to 41,987,000 shares.

On September 1, 2012, the Company terminated the 2007 Share Incentive Plan and adopted the Share Incentive Plan, which has a maximum number of 15,846,569 ordinary shares available for issuance pursuant to all awards under the Share Incentive Plan.

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

The activity of stock options under the 2007 Share Incentive Plan and the Share Incentive Plan is summarized as follows:

	Number of options	Weighted average exercise price per option
Outstanding at January 1, 2012	11,057,407	0.41
Forfeited/cancelled	(204,076)	0.43
Exercised	(2,667,792)	0.41

Outstanding at December 31, 2012	8,185,539	0.41

The following table summarizes the information regarding the share options as of December 31, 2012:

	As of December, 31, 2012
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value
Outstanding	8,185,539	3.61	0.41	19,870
Exercisable	7,221,872	3.58	0.39	17,627
Vested and expected to vest	8,156,629	3.61	0.41	19,803

Total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was $1,314, $9,558 and $7,163.

The weighted-average grant date fair value of options granted for the year ended December 31, 2010 was $1.85. No option granted in the years ended December 31, 2011 and 2012.

The fair value of each option granted was estimated on the date of grant using the binomial lattice option pricing model with the following assumptions used for grants in the period presented:

2010
Risk-free interest rate	3.419%
Volatility	40.2% to 50.7%
Dividend yield	0.00%
Exercise multiple	2.0
Fair value of underlying ordinary shares	$1.97 to $2.50

(1)                 Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of PRC international government bonds with a maturity period close to the contractual life of the options.

(2)                 Volatility

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

(5)                 Fair value of underlying ordinary shares

Prior to the completion of the IPO, management estimated the fair value of the ordinary shares on the grant dates, with assistance from an independent third-party appraiser, taking into consideration a number of factors, including equity transaction of that time.

The Group recorded share-based compensation of $4,333, $753 and $356 for options granted to employees in the statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012, respectively.

There was $129 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2012. The expense is expected to be recognized over a weighted-average period of 1.2 years according to the graded vesting schedule.

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

Non-performance based

Starting from April 15, 2009, the Company has granted restricted shares with a zero to four years vesting term. For the years ended December 31, 2010, 2011 and 2012, the Company granted 1,392,000, 3,233,787 and 6,780,000 nonvested shares to employees, respectively.

On March 31, 2010, as a modification to certain share options, the Company granted 1,252,000 nonvested shares to related employees, which vest immediately on the modification date.

In addition, on March 31, 2010, 2,799,000 nonvested shares granted to three employees, which originally had a vesting period of two or three years from the date of grant, were modified to vest immediately on the modification date. The accelerated vesting of these nonvested shares did not result in incremental share-based compensation as the fair value of the modified award measured immediately after the modification equaled to the fair value of the original award measured immediately before the modification. The unrecognized compensation expenses of $374 related to the original nonvested shares as of the modification date were recognized on the modification date.

With the adoption of the Share Incentive Plan, the Group cancelled 7,228,875 nonvested shares under the 2007 Share Incentive plan, which were granted to 78 employees and originally had two to four years vesting periods, accompanied by concurrent grant of the same number of nonvested shares as replacement award in the Share Incentive Plan on September 1, 2012, among which the vesting schedule of 4,124,200 nonvested shares were modified primarily from vesting on each of the quarterly anniversaries from grant date to vest on each anniversary from grant date over original vesting period. .

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award. This modification did not result in incremental share-based compensation cost as the fair value of the replacement award equaled to the fair value of the cancelled award at the cancellation date. The unrecognized compensation expenses of original award on the cancellation date are recognized over the remaining modified vesting period.

The fair value of the nonvested shares at the date of grant was, before the IPO of the Company, estimated considering a number of factors and taking into account standard valuation methods. After the IPO, the closing market price of the Company as of the grant date was used as the fair value of the nonvested shares on that date.

A summary of the non-performance based nonvested shares activity is as follows:

	Number of nonvested shares	Weighted average grant date fair value
Outstanding at January 1, 2012	3,084,787	3.94
Granted	6,780,000	2.77
Vested	(1,424,020)	3.58
Forfeited	(406,303)	3.60
Outstanding at December 31, 2012	8,034,464	3.04

As set out in Note 14, 150,000 nonvested shares that vested on December 31, 2011 were not included in outstanding shares as of December 31, 2011 until the registration of the shares was completed in February 2012.

The total fair value of non-performance based nonvested shares vested during the years ended December 31, 2010, 2011 and 2012 were $7,980, $506 and $4,144, respectively.

The Group recorded compensation expenses of $1,796, $4,608 and $12,180 for the year ended December 31, 2010, 2011 and 2012, respectively based on the fair value of non-performance based nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method.

There was $11,734 of total unrecognized compensation expense related to non-performance based nonvested shares granted as of December 31, 2012. The expense is expected to be recognized over a weighted-average period of 1.7 years according to the graded vesting schedule.

19.                PRC CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $5,429, $8,405 and $11,626 for the years ended December 31, 2010, 2011 and 2012, respectively.

20.                STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the relevant PRC laws and regulations, the Group’s entities in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s entities in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s entities in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriations to these reserves by the Group’s entities in the PRC were $2,610, $3,041 and $2,310 for the years ended December 31, 2010, 2011 and 2012, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC not available for distribution, were  $43,049 and $45,489 as of December 31, 2011 and 2012, respectively.

21.                COMMITMENTS

(a)                 Operating lease commitments

The Group has entered into operating lease agreements primarily for its office spaces. These leases expire through 2016 and are renewable upon negotiation. Rental expense under operating leases was $1,179, $2,088 and $2,821 for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2012 are as follows:

Year 2013	1,729
Year 2014	1,286
Year 2015	611
Year 2016	219
Year 2017 and thereafter	—
3,845

(b)                 Capital commitments

The Company entered into a set of agreements to acquire under-construction premises with an aggregate gross floor area of approximately 27,000 square meters in the Industrial Park of National Geographic Information Technology in Beijing’s Shunyi District. The location will serve primarily as AutoNavi’s new map data facility, while also supporting the Company’s overall expansion. The aggregate consideration for acquiring the new premises is approximately $ 43.3 million (RMB270 million), to be paid in installments until construction is completed and accepted. The Company paid the cash consideration of $8.7 million (RMB54.1 million) as of December 31, 2012, which was recorded in “prepayment for acquisition of property” on the consolidated balance sheet. Pursuant to the agreements, the premises will be delivered to AutoNavi by the end of April 2014.

The future payments under the aforementioned agreement are based on the construction progress and the Company estimates the remaining payment of $34.6 million (RMB215.9 million) will be made by 2014.

22.                RELATED PARTY TRANSACTIONS

(a)                 As of December 31, 2011 and 2012, the Group had the following outstanding balances with its related parties:

	As of December 31,
	2011	2012
Loan to an entity controlled by principal shareholders of the Group: (1)
Hunan Phoenix Ancient City Cultural Tourism Investment Co., Ltd. (formerly known as Hunan Phoenix Ancient City Tourism Co., Ltd.)	159	—
Receivable from a joint venture for operating expenses incurred on its behalf:
Beijing GoldenTom Information Technology Co., Ltd.	59	—
Others	3	3
Subtotal, non-trading	221	3
Trading receivable from a joint venture in respect of digital map data revenues: (2)
Beijing GoldenTom Information Technology Co., Ltd.	1,056	4,749

Total	1,277	4,752

(b)                 Related party transactions consist of the following:

	Year ended December 31,
	2010	2011	2012
Research and development expenses associated with an entity controlled by principal shareholders of the Group: (3)
Beijing GaoDeTaiXin Technology Co., Ltd.	489	—	—
Revenue shared with a joint venture (2)
Beijing GoldenTom Information Technology Co., Ltd.	—	249	3,432

(1)  The loans are payable on demand, no-interest bearing, and uncollateralized.

(2)  On October 28, 2011, AutoNavi Software and TomTom Global established a joint venture of GoldenTom to provide digital map databases and traffic information in China (see “Note 7 Equity method investment”). Total revenue generated by GoldenTom was shared among GoldenTom, AutoNavi Software and TomTom. For the years ended December 31, 2011 and 2012, $249 and $3,432 were recognized as revenue shared from GoldernTom, respectively. Deferred revenue were $645 and $2,081 due to post contract service term and the receivable from GoldenTom were $1,056 and $4,749 as of December 31, 2011 and 2012, respectively.

(3)  In 2010, the Group had expenses of $489 relating to the outsourcing of a portion of research and development to Beijing GaoDeTaiXin Technology Co., Ltd.

23.                SUBSEQUENT EVENT

In March 2013, AutoNavi Software was certified as a “key software company” and was therefore entitled to a preferential tax rate of 10% for 2011 and 2012, which will result in a decrease of income tax expense of approximately $1.5 million. The Company believes that this should be accounted as a change in the enacted tax rate. The cumulative effect of this enactment has been reflected in the period that includes the enactment date, which is the first quarter of 2013.