Form 20-F/A
period 2012-12-31
AutoNavi Holdings Ltd
filed 2013-04-29
CIK 1489895

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

16/F, Section A, Focus Square No 6. Futong East Avenue, Wangjing Chaoyang District, Beijing 100102 The People's Republic of China
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

*                 Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of American depositary shares ("ADSs").  Currently, each ADS represents four ordinary shares.

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

☐ Yes   ☐ No

EXPLANATORY NOTE
Item 19. Exhibits
SIGNATURES

i

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2012, originally filed with the Securities and Exchange Commission on April 26, 2013 (the “2012 Form 20-F”), is being filed solely to update the XBRL Interactive Data Files. The version of the XBRL Interactive Data Files originally furnished with the 2012 Form 20-F was incorrect due to a filing error by a third party financial printer.

This Amendment No. 1 speaks as of the filing date of the 2012 Form 20-F on April 26, 2013. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2012 Form 20-F or reflect any events that have occurred since April 26, 2013.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing as exhibits to this Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

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

10.1

2007 Share Incentive Plan, as amended and terminated as of September 1, 2012 (incorporated by reference to Exhibit 10.1 from our S-8 registration statement (File No. 333-184375) filed with the Commission on October 11, 2012)

10.2

Share Incentive Plan, as adopted as of September 1, 2012 (incorporated by reference to Exhibit 10.2 from our S-8 registration statement (File No. 333-184375) filed with the Commission on October 11, 2012)

10.2

Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-167402), as amended, filed with the Commission on June 9, 2010).

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

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Jun He Law Offices

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                           Previously filed or furnished with the Annual Report on Form 20-F on April 26, 2013.

**                    Filed with this Amendment No. 1 to the Annual Report on Form 20-F.

***             Furnished with this Amendment No. 1 to the Annual Report on Form 20-F. XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

AutoNavi Holdings Limited

	By:	/s/ Congwu Cheng
	Name:	Congwu Cheng
	Title:	Director and Chief Executive Officer

Date: April 29, 2013