Form 20-F
period 2013-12-31
AutoNavi Holdings Ltd
filed 2014-04-23
CIK 1489895

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.

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

Ji Ma

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 265,004,977 ordinary shares, par value $0.0001 per share, as of December 31, 2013.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

·                  “ADSs” refers to our American depositary shares, each of which represents four ordinary shares;

·                  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

·                  “RMB” or “Renminbi” refers to the legal currency of China;

·                  “shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

·                  “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  These forward-looking statements include:

·                  our anticipated growth strategies;

·                  our future business development, results of operations and financial condition;

·                  expected changes in our revenues and certain cost or expense items;

·                  our ability to attract clients and further enhance our brand recognition; and

·                  trends and competition in the navigation and location-based service industry.

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

Our selected consolidated financial data presented below for the years ended December 31, 2011, 2012 and 2013 and our balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report.  Our selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and our summary selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report.  Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of $ except for share, per share and ADS data)
Consolidated Statement of Operations Data
Net revenues	57,163	85,765	126,960	159,693	141,674
Cost of revenues(1)	(20,031)	(28,328)	(35,021)	(43,019)	(47,819)
Gross profit	37,132	57,437	91,939	116,674	93,855
Operating expenses(1)
Research and development	(7,338)	(12,732)	(23,720)	(35,581)	(60,134)
Selling and marketing	(5,608)	(9,335)	(16,428)	(24,958)	(46,211)
General and administrative	(9,613)	(12,769)	(15,114)	(20,322)	(30,099)
Impairment of goodwill and intangible assets	—	—	(19)	—	—
Total operating expenses	(22,559)	(34,836)	(55,281)	(80,861)	(136,444)
Government subsidies	1,016	748	163	3,111	1,446
Operating income/(loss)	15,589	23,349	36,821	38,924	(41,143)
Gain on re-measurement of fair value of the equity method investment	—	—	995	—	—
Investment income	109	—	—	—	—
Interest income	295	1,991	5,226	6,456	14,564
Change in fair value of forward contract	—	(2,465)	2,465	—	—
Foreign exchange gain/ (loss)	—	1,504	(1,579)	454	3,552
Other income	—	94	188	342	406
Income/ (loss) before income taxes, share of net income/ (loss) of equity accounted investment and discontinued operations	15,993	24,473	44,116	46,176	(22,621)
Income tax expense	(1,144)	(4,041)	(5,086)	(7,214)	(932)
Share of net income/ (loss) of equity method investment, net of tax	156	(238)	(653)	(778)	(795)
Income/ (loss) from continuing operations	15,005	20,194	38,377	38,184	(24,348)
Loss from discontinued operations, net of tax(1)(2)	(4,181)	—	—	—	—
Net income/ (loss)	10,824	20,194	38,377	38,184	(24,348)
Less: Net income attributable to non-controlling interest	433	1,059	1,842	1,676	1,022
Net income/ (loss) attributable to AutoNavi Holdings Limited shareholders	10,391	19,135	36,535	36,508	(25,370)
Net income/ (loss) per share:
Net income/ (loss) from continuing operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.10	0.11	0.19	0.19	(0.12)
Diluted	0.10	0.10	0.18	0.18	(0.12)
Net income from continuing operations per Series A preferred share-Basic	0.10	0.11	—	—	—
Net loss from discontinued operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.03)	—	—	—	—
Diluted	(0.03)	—	—	—	—
Net loss from discontinued operations per Series A preferred share-Basic	(0.03)	—	—	—	—
Net income/ (loss) per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.07	0.11	0.19	0.19	(0.12)
Diluted	0.07	0.10	0.18	0.18	(0.12)
Net income per Series A preferred share-Basic	0.07	0.11	—	—	—
Net income/ (loss) per ADS attributable to AutoNavi Holdings Limited shareholders:(3)
Basic	0.27	0.45	0.77	0.77	(0.49)
Diluted	0.26	0.42	0.73	0.73	(0.49)
Weighted average number of shares used in calculating net income/ (loss) per ordinary share:
Basic	115,675,022	149,684,032	190,132,407	190,853,540	205,328,926
Diluted	157,188,766	182,696,079	201,230,735	201,168,386	205,328,926
Weighted average number of shares used in calculating net income per Series A preferred share	40,000,000	20,273,973	—	—	31,764,855

(1)         Including share-based compensation expenses as follows:

	Year Ended December 31
	2009	2010	2011	2012	2013
	(in thousands of $)
Allocation of Share-based Compensation Expenses
Cost of revenues	268	608	232	221	(356)
Research and development	601	1,559	2,464	3,785	5,382
Selling and marketing	143	1,324	1,705	4,651	2,439
General and administrative	1,864	2,966	961	3,879	5,907
Discontinued operations	1,956	—	—	—	—
Total share-based compensation expenses	4,832	6,457	5,362	12,536	13,372

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

(3)         Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2009, 2010, 2011, 2012 and 2013.

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands of $)
Consolidated Balance Sheet Data
Cash and cash equivalents	34,716	103,105	199,696	151,543	399,316
Term deposits	—	62,716	—	64,686	80,942
Total current assets	76,009	197,063	244,326	277,479	534,393
Total assets	106,630	248,623	314,467	351,804	645,730
Total current liabilities	16,201	29,788	43,244	56,784	68,205
Total liabilities	16,733	30,261	44,589	57,750	70,950
Series A convertible redeemable preferred shares	39,326	—	—	—	188,453
Total equity	50,571	218,362	269,878	294,054	386,327
Total liabilities, series A convertible redeemable preferred shares and equity	106,630	248,623	314,467	351,804	645,730

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.  We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all.  The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.  On April 18, 2014, the noon buying rate was RMB6.2240 to $1.00.

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

	Exchange Rate
Period	Period End	Average(1)	High	Low
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18, 2014)	6.2240	6.2121	6.2240	6.1966

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

D.                                    Risk Factors

Risks Related to Our Business and Industry

Our operations may suffer from the effects of business uncertainties resulting from announcement of the proposed merger with an affiliate of Alibaba Group, contractual restrictions on our activities during the period in which we are subject to the Merger Agreement, and costs associated with the proposed transaction.

On April 11, 2014, we entered into an agreement and plan of merger, or the Merger Agreement, pursuant to which we are to be acquired by Ali ET Investment Holding Limited, or Ali ET, an indirect wholly-owned subsidiary of Alibaba Group, and announced the transaction on the same date.  Uncertainty about the effect of the proposed merger on our employees, customers, and other parties may have an adverse effect on our business. Such uncertainty may impair our ability to attract, retain, and motivate key personnel, including our executive leadership, and could cause customers, suppliers, financial counterparties, and others to seek to change existing business relationships with us. The Merger Agreement restricts us, without the consent of the other merger parties, from, among other things, making certain acquisitions and investments, from accessing the debt and capital markets, and from taking other specified actions until the proposed merger occurs or the merger agreement terminates. The restrictions may prevent us from pursuing otherwise attractive business opportunities and taking other actions with respect to our business that we may consider advantageous. We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the proposed merger, which may not be recoverable even if the merger is not completed.

The market price for our ADSs has been volatile due to our announcement of the proposed merger and may continue to be volatile as a result of further development of the proposed merger. If the proposed merger does not close or the merger agreement is terminated for some reason, the market price for our ADSs may drop.

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

We had a net loss in 2013 and may incur further losses in the future.

We had a net loss of $25.4 million attributable to our shareholders in 2013, compared to net incomes of $36.5 million and $36.5 million attributable to our shareholders in 2011 and 2012, respectively. As we offer our mobile navigation application to both smartphone and tablet computer manufacturers and users for free since August 2013 to increase our market share, and continue to incur significant cost of revenues and operating expenses to grow our business, we expect that we may incur further losses in the near future. In addition, our ability to achieve profitability is affected by various factors that are beyond our control. For example, as we introduce new navigation and location-based solutions or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges. Therefore, we cannot assure you that we will not incur net losses in the future.

We historically have derived a majority of our revenues from our automotive navigation business, which may be affected by fluctuations in the automotive market and the average selling prices of our solutions.

We derived 67.6%, 57.7% and 51.3% of our net revenues for the years ended December 31, 2011, 2012 and 2013, respectively, from licensing map data for use in in-dash navigation systems installed on automobiles and customized aftermarket navigation solutions.  Any significant downturn in the overall demand for automobiles could adversely affect the demand for both in-dash navigation systems and aftermarket navigation solutions, which in turn would materially decrease our revenues.  Although China’s automotive market has grown in recent years, it is uncertain whether the number of automobiles to be manufactured will grow at a similar rate in the future.  It is also uncertain that the percentage of new automobiles equipped with in-dash navigation systems or the demand for aftermarket navigation solutions will increase in the future.  In addition, the average selling prices for our solutions may decline for a variety of reasons, including competitive pricing pressures, discounts we offer, phase-out of supports from navigation system or device manufacturers, and introduction of new business models.  The average selling prices for our map data licensed for use in in-dash navigation systems and our customized aftermarket navigation solutions have in the past decreased, and may continue to decrease in the future.  Our financial results will suffer if we are unable to offset any future reductions in the average selling prices by increasing our sales volumes, reducing our per unit costs, or developing new or enhanced solutions on a timely basis with higher sales prices.  To the extent that our future revenues substantially depend on sales of in-dash navigation systems installed on automobiles and aftermarket navigation solutions, our business would be vulnerable to any downturns in China’s automotive market and the average selling prices of our solutions.

We have limited experience in the mobile and internet location-based services markets, and may not be able to successfully address the challenges we face in these markets.

We entered the mobile and internet location-based services markets in 2006.  For the years ended December 31, 2011, 2012 and 2013, revenues from our mobile and internet location-based solutions business accounted for 21.6%, 29.8% and 37.0%, respectively, of our total net revenues. As we devote more resources in growing our business in the mobile and internet location-based services markets, we face some new challenges that are different from the ones we face in the automotive navigation market, including: adopting alternative revenue models and pricing structures; serving a larger number of small customers; and interacting with end-users directly. We also face intense competition from large internet companies in providing mobile and internet location-based services, a number of which companies may have more experience and resources than us in this market.

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

Our cooperation arrangements with China Mobile and China Telecom are an important part of our mobile location-based solutions business.  Our contractual relationship with China Mobile is maintained through China Mobile Liaoning, the China Mobile subsidiary in charge of constructing and operating a location-based service platform for China Mobile’s nationwide network.  Since 2006, we have been providing a nationwide digital map database to support mobile location-based services throughout China Mobile’s nationwide network.  In November 2009, China Mobile engaged us to jointly develop and operate a new mobile navigation service, which was launched in 8 provinces and tier one cities in January 2011, and is currently available across mainland China.  We expect to continue relying on China Mobile for the growth of our mobile location-based solutions business in the near future. Our agreement with China Mobile Liaoning regarding the nationwide digital map database will expire at the end of 2014. Our agreement with China Mobile Liaoning regarding the mobile navigation service expired at the end of 2013. We are communicating with the China Mobile to renew this agreement, while we continue to provide data and services to China Mobile under it.

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

In providing a nationwide digital map database to support mobile location-based services throughout China Mobile’s nationwide network, we share a portion of the fees charged by China Mobile for certain aspects of the business, and receive from China Mobile fees based on the level of usage of our map data by China Mobile’s subscribers for other aspects of the business, subject to a monthly cap.  For the mobile navigation service jointly developed by China Mobile and us, we shared a portion of the fees charged by China Mobile before 2013, received payments in the form of a fixed fee in 2013 and we expect to continue to receive payments in the form of a fixed fee in 2014. For the mobile navigation service jointly developed by China Telecom and us, we share a portion of the fees charged by China Telecom.  Therefore, our ability to generate revenues from our mobile location-based solutions business is affected by the future success of the location-based services offered by China Mobile and China Telecom.  The future success of China Mobile or China Telecom’s location-based services will depend on, among other things, the quality of its mobile network, the resources it commits to promoting and operating its location-based services and its ability to effectively manage its subscribers’ expectations.  We, however, have no control over any of those factors.  If the formal launch of some location-based services by China Mobile or China Telecom is delayed, or China Mobile or China Telecom does not allocate sufficient resources to promoting and operating its location-based services, or if China Mobile or China Telecom’s location-based services are not well received by users, those services may not generate sufficient usage and revenues.  As a result, revenues from our mobile location-based solutions business may be adversely affected.

Our results of operations and cash flows may fluctuate due to the project-based nature of our public sector and enterprise applications business.

We generated 9.7%, 11.1% and 10.4% of our net revenues from our public sector and enterprise applications business for the years ended December 31, 2011, 2012 and 2013, respectively. Historically, revenues from our public sector and enterprise applications business have typically been generated on a project basis.  For instance, we provided aerial digital maps of two entire provinces and parts of three other provinces in connection with China’s second national land survey from 2007 to 2009, certain provinces in 2010, and other government related projects in 2011, as well as certain provinces and some government-related projects in 2012. In 2013, we also provided digital maps or location-based services for some government-related projects, such as the 3rdnational economic survey sponsored by State Statistics Agency. Revenues from this and other similar projects may fluctuate significantly from period to period, which makes it difficult for us to forecast revenues and cash flow and could adversely affect our working capital levels.  The resulting period-to-period fluctuation in our results of operations could also cause the price of our ADSs to fluctuate or decline.

A significant portion of our revenues historically have been attributable to a limited number of automobile manufacturers, and if we are unable to maintain these key relationships or establish new relationships with additional automobile manufacturers, our revenues will be adversely affected.

In the in-dash navigation systems market, automobile manufacturers generally have the power to select map data suppliers, regardless of whether the selected map data supplier enters into contract directly with the automobile manufacturer or not.  In 2011, 2012 and 2013, revenues from our top five automobile manufacturer customers in each period accounted for approximately 63.3%, 54.1% and 48.7%, respectively, of our total revenues. We anticipate that a limited number of automobile manufacturers will continue to represent a significant percentage of our revenues for the foreseeable future.  However, there is no assurance that our relationships with our existing automobile manufacturer customers will continue in the future, and we are not guaranteed any minimum level of revenues from them.  We cannot assure you that revenues from our current customers will reach or exceed historical levels in any future period.  The loss of one or more of our key automobile manufacturer customers, whether due to a change of control or bankruptcy of a customer or other causes, a reduction in orders from them, difficulty or failure to collect payments from any key customer under financial distress, or our failure to attract additional key customers, would adversely affect our revenues.  In addition, our license agreements with automobile manufacturers typically cover specific car models for a defined period of time.  If our major automotive navigation customers do not renew their agreements with us for all or some of their new car models after the existing license agreements expire, revenues from our automotive navigation business may be adversely affected.

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

We face constant pressure to provide our customers and end-users with new solutions that incorporate the latest technology.  We must make significant expenditures to research and develop new navigation and location-based solutions before we can generate any revenues from those new solutions.  We may also be required to make unanticipated expenditures, for instance, to acquire key technologies to support or expand our solutions and replace outdated or failing equipment.  In addition, we may need to change our business models from time to time in response to the rapid changes in China’s navigation and location-based services industry.  The new business models may require substantial upfront capital expenditures.  If our new solutions are not received favorably by our customers or the end-users, or the new business models adopted by us do not work as well as we had expected, we may not be able to generate sufficient revenues to recoup the significant upfront expenditures, and our results of operations and financial position would be adversely affected.

User growth and activity on mobile devices depend upon effective use of mobile operating systems, networks and standards that we do not control.

Accessing digital map content and navigation and location-based solutions on mobile devices by users generally, and by our users specifically, has increased significantly, and we expect this trend to continue. To optimize mobile user experience, we are somewhat dependent on our user downloading our specific mobile applications for their particular device as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, if our applications receive unfavorable treatment compared to competing applications on the download stores, or if we face increased costs to distribute or have users use our mobile applications. We are further dependent on the interoperability of our applications with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our applications or give preferential treatment to competitive products could adversely affect the usage of our applications on mobile devices. In the event that it is more difficult for our users to access and use our applications on their mobile devices, or if our users choose not to access or to use our applications on their mobile devices or to use mobile products that do not offer access to our applications, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

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

For a portion of our sales to the mobile and internet location-based solutions business, we rely on our customers to accurately report the amount of fees owed to us under our agreements with them.  We could audit our customers’ records to verify this information.  However, these audits can be expensive, time-consuming and possibly harmful to our ongoing business relationships with our customers.  We have relied primarily on the data in our customers’ reports which we may challenge if we have doubt on them. However, we have not audited any customer to date.  To the extent those reports are inaccurate, the revenues we collect from our customers could be materially less than the amount we would be entitled to from them.  In addition, even if we conduct audits, there can be no assurance that any additional fees determined to be payable to us in such audits would be recoverable or that, if recoverable, such additional fees would be sufficient to cover our audit expenses.

We may not be able to effectively identify or pursue targets for acquisitions or investments, and even if we complete such transactions, we may be unable to successfully integrate them into, or realize anticipated benefits to, our business, which may adversely affect our growth and results of operations.

Historically, we have acquired new capabilities and additional customers through selected acquisitions.  For example, we gained internet-based map application capabilities in 2006 by acquiring control of MapABC Technology, one of our variable interest entities in China, a leading online map application solution provider in China.  In 2006, we added aerial photogrammetry to our portfolio of solutions by acquiring Xingtiandi Technology, which holds a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the NASMG.  In March 2011, we acquired all the equity interests in Shanghai eTag Information Technologies Limited, or eTag, in Shanghai and certain technologies and intellectual properties of eTag Information Services Co., Ltd., a software developer specializing in mobile location-based application software utilized in personal navigation systems; in the same month, we acquired the remaining 80% equity interest in PDAger, a mobile location-based service provider in China and major partner in China Telecom’s mobile navigation business, which had been 20% owned by us.  In January 2012, we acquired 20% equity interests in Ariadne’s Thread Co., Ltd., a company engaged in e-commerce of movie tickets through its proprietary mobile applications. In December 2013, we acquired all the equity interests in Alohar Mobile Inc., a company headquartered in California focusing on mobile location-based technologies. We expect to continue to selectively acquire or invest in businesses that complement our existing business.  We may not, however, be able to identify suitable candidates for acquisitions or investments in the future.  Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us.  If we fail to identify appropriate candidates or complete the desired transactions, our growth may be impeded.

Even if we complete the desired acquisitions or investments, such acquisitions and investments may expose us to new operational, regulatory, market and geographic risks and challenges, including:

·                  diversion of our management’s attention and other resources from our existing business;

·                  our inability to maintain the key business relationships and the reputations of the businesses we acquire or invest in;

·                  our inability to retain key personnel of the acquired or invested company;

·                  uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

·                  failure to comply with laws and regulations as well as industry or technical standards of the markets into which we expand;

·                  our dependence on unfamiliar affiliates and partners of the companies we acquire or invest in;

·                  unsatisfactory performance of the businesses we acquire or invest in;

·                  our responsibility for the liabilities associated with the businesses we acquire, including those which we may not anticipate; and

·                  our inability to maintain internal standards, controls, procedures and policies.

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

·                  In the in-dash navigation systems market, our primary competitor is NavInfo Co., Ltd.  NavInfo has formed a joint venture with NAVTEQ Corporation, a subsidiary of Nokia Corporation and one of the two major international digital map providers.  The global reach of NAVTEQ Corporation, its pre-existing relationships with some of our key customers, its greater financial resources and its affiliation with large navigation hardware manufacturers may help our competitor expand its businesses. The portable navigation devices market for digital map solutions is highly competitive with multiple map data providers and, as a result, price competition is intense in that market.

·                  In mobile and internet location-based service platform, we do not have any single competitor that competes with us in all areas.  Rather, we compete with different competitors in different areas.  In pre-installed and downloadable navigation solutions for mobile devices, we face competition primarily from companies that offer similar solutions.  The competition is primarily based on product design, marketing and promotions.  In mobile and internet-based map application solutions, we compete primarily with some big internet companies.  The competition is primarily based on access to quality map data, richness of the content, ease of use, stability of solutions and technical support, targeted and useful location-based information, and marketing and promotions.

·                  Competition in public sector and enterprise applications is primarily based on technology capability, service capacity, customer relations, price and ability to provide integrated solutions consisting of both map data and software applications.

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

In addition, some of our executive officers may have other business dealings or activities outside their employment with us that are relating to digital map information, navigation and location-based solutions and similar businesses, as well as businesses outside of our industry.  Conflicts of interest may arise between their outside business interests and our company.  We do not believe any of our executive officers currently has a conflict of interest with us.  In the event that a conflict of interest occurs in the future, we expect our executive officers to abide by our code of business conduct and ethics and their obligations under their respective employment agreements.  If any of them does not abide by the above, we intend to resort to appropriate remedies to address the situation.  However, we cannot assure you that conflicts of interests, if any, will always be resolved in our favor.  In addition, if any of the business associates or entities in which our executive officers are involved makes any claims or initiates litigation against them or against us, we may also be subject to costly legal proceedings and claims.  Our directors and senior management could also be subject to scrutiny by the media and the public, which may result in press coverage of unverified, inaccurate or misleading information about them.  Negative publicity about our directors or senior management, even if untrue or inaccurate, may have an adverse impact on our reputation and the trading price of our ADSs.

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

In addition, if new laws or regulations are passed relating to privacy concerns, our business operations may be adversely affected. In December 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Subsequently, on July 16, 2013,  Ministry of Industry and Information Technology released Provisions on Protecting the Personal Information of the Telecommunications and Internet Users to stipulate detailed rules to implement the Decision on Strengthening the Protection of Online Information. Pursuant to the above rules, if an ICP operator wishes to collect or use personal electronic information, it must do so in a lawful and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. ICP operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. ICP operators are further prohibited from disclosing, distorting or destroying any such personal electronic information, or selling or proving such information to other parties and are required to report to the administration authority immediately if users’ information is divulged, destructed or lost and serious consequence may be caused. We are an ICP operator due to our operation of several websites and therefore be subject to the decision.  Moreover, the Ministry of Industry and Information Technology released a notice to strengthen the administration on mobile applications in April 2013, which, among others, prohibits pre-installation on smartphones mobile applications that collect or alter users’ personal information without user consent or those facilitate others in violating users’ privacy, network and communication rights and safety. This notice has been implemented since November 1, 2013. We provide pre-installed and downloadable navigation solutions for mobile devices and therefore are subject to the notice.  However, the effect of these new laws and regulations still remain to be seen.

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

We maintain a production facility in the Changping Hi-tech Park in Beijing, China, where we lease approximately 8,437 square meters of office space.  The lease for our production facility in the Changping Hi-tech Park will expire at the end of March 2015. In addition to such production facility, we also lease an aggregate of approximately 11,700 square meters of office space throughout China. If we are not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired due to loss of personnel and damages to property, including our raw data, digital map database and technology systems. A disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Moreover, our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome (SARS), the influenza A (H1N1, H7N9, etc.) or another epidemic. Such occurrences could cause severe disruption to our daily operations, including our field survey, data production and sales and marketing activities, and may even require a temporary closure of our data production facilities.  Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

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

Our contractual arrangements with AutoNavi Software and MapABC Technology and their respective shareholders enable us to:

·                  exercise effective control over AutoNavi Software and MapABC Technology;

·                  receive substantially all of the economic benefits of AutoNavi Software and MapABC Technology; and

·                  have an exclusive option to purchase all or part of the equity interests in each of AutoNavi Software and MapABC Technology when and to the extent permitted by PRC law.

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

If we, AutoNavi Technology or either of our variable interest entities is found to be in violation of any existing or future PRC laws or regulations, including the restrictions on foreign ownership of companies that engage in surveying and mapping, the production of digital navigation maps, aerial photogrammetry and value-added telecommunication services, including but not limited to internet content services, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the NASMG, which regulates digital navigation map production and aerial photogrammetry, the Ministry of Industry and Information Technology, which regulates value-added telecommunication services, and General Administration of Press and Publication, which regulates electronic and internet publication, as well as the Ministry of Commerce, which is the primary regulator of foreign investment in China, and the National Development and Reform Commission, would have broad discretion in dealing with such violations or failures, including:

·                  revoking the business and operating licenses and surveying and mapping qualification certificates of AutoNavi Technology and our variable interest entities;

·                  discontinuing or restricting AutoNavi Technology’s and variable interest entities’ operations;

·                  imposing fines, confiscating the income from AutoNavi Technology and variable interest entities’ operations, or imposing conditions or other requirements with which we or AutoNavi Technology or our variable interest entities may not be able to comply; and

·                  requiring us or AutoNavi Technology and our variable interest entities to restructure the relevant ownership structure or operations.

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

The shareholders of AutoNavi Software are Jun Hou, our co-founder and chairman, Congwu Cheng, our co-founder and chief executive officer, Jun Xiao, our former director, Derong Jiang, our co-founder and senior vice president of quality control, Wenzhi Ye, our co-founder, Peng Liu, our co-founder, Jianjun Yuan, our co-founder, and Zilong Liu, an independent third party. The shareholders of MapABC Technology are Jun Hou and Xiyong Tang, our senior vice president of operations and management. All these individuals are beneficial owners of our Cayman Islands holding company, and some of them serve as our directors or executive officers. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Pursuant to a SAFE Circular 142 promulgated by SAFE, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC.  In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company.  The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.  Violations of SAFE Circular 142 could result in severe monetary or other penalties. In addition, SAFE promulgated a SAFE Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE issued an internal guideline to its local counterparts, referred to as SAFE Circular 45, in November 2011. SAFE Circular 45 has never been formally announced to the public or posted on SAFE’s website. Based on the version of SAFE Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that SAFE Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by SAFE Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. SAFE Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from the company’s capital contributed in foreign currency, may not be used by the company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans that it has obtained and on-lent to third parties.

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

If AutoNavi Software or MapABC Technology becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could materially and adversely affect our business.

We operate our business through contractual arrangements with AutoNavi Software and MapABC Technology as well as their respective shareholders. As part of these arrangements, AutoNavi Software and MapABC Technology hold assets that are important to the operation of our business.

We do not have priority pledges and liens against the assets of AutoNavi Software and MapABC Technology. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If AutoNavi Software or MapABC Technology undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on its assets. If AutoNavi Software or MapABC Technology liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by AutoNavi Software or MapABC Technology to AutoNavi Technology under the contractual arrangements between them. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of AutoNavi Software and MapABC Technology through carefully designed budgetary and internal controls to ensure that AutoNavi Software and MapABC Technology are well capitalized and are highly unlikely to trigger any third party monetary claims in excess of their respective assets and cash resources. Furthermore, AutoNavi Technology has the ability, if necessary, to provide financial support to AutoNavi Software and MapABC Technology to avoid such an involuntary liquidation.

If the shareholders of AutoNavi Software or MapABC Technology were to attempt to voluntarily liquidate AutoNavi Software or MapABC Technology without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request their respective shareholders to transfer all of their equity interests to a PRC entity or individual designated by us in accordance with the exclusive purchase option agreements with the respective shareholders of AutoNavi Software or MapABC Technology, to the extent permitted by PRC laws. In the event that the shareholders of AutoNavi Software or MapABC Technology initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of AutoNavi Software or MapABC Technology without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such legal proceeding may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceeding would be uncertain.

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

AutoNavi Technology, AutoNavi Software, MapABC Technology, AutoNavi Xiamen, ADF Navigation, Xingtiandi Technology and PDAger qualify as “high and new technology enterprises,” which entitles them to a preferential tax rate of 15%, subject to their maintenance of the “high and new technology enterprise” status. ADF Navigation also qualifies as a “manufacturing foreign-invested enterprise,” and it was entitled to full tax exemption between 2008 and 2009 and a further reduced tax rate of 12.5% between 2010 and 2012, and the preferential tax rate of 15% for “high and new technology enterprise” in 2013 and thereafter.  As a “high and new technology enterprise” located in Zhongguancun, a district in Beijing, China, AutoNavi Technology is entitled to the tax-exemption in 2009 followed by a reduced tax rate of 7.5% for the subsequent three years and the preferential tax rate of 15% for “high and new technology enterprise” in 2013 and thereafter. The continued qualification of a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant government authorities in China.  If any of AutoNavi Technology, AutoNavi Software, MapABC Technology, AutoNavi Xiamen, ADF Navigation, Xingtiandi Technology, and PDAger fails to maintain its “high and new technology enterprise” qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material and adverse effect on our financial condition and results of operations.

In addition to “high and new technology enterprise,” AutoNavi Software was recognized as a “key software enterprise” for 2010, 2011, 2012, and 2013 and was entitled to a preferential tax rate of 10% for these years and thereafter as long as it continues to qualify as “key software enterprise.”  The “key software enterprise” qualification is subject to examination and approval each year.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and the Sarbanes-Oxley Act of 2002 against five PRC based accounting firms, including our independent registered public accounting firm. Rule 102(e)(1)(iii) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all accounting firms based in China and all PRC based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision, sanctioning four of those PRC based accounting firms from practicing before the SEC for six months.  However, it is currently impossible to determine the ultimate outcome of this proceeding, as the accounting firms have filed a petition for review of the initial decision, and the effect of the initial decision is suspended pending that review. The SEC will review the initial decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on those accounting firms.  Once such an order was made, the accounting firms would have a further right to appeal to the US federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against those accounting firms may cause investor uncertainty regarding PRC based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Related to our ADSs

The market price for our ADSs has been and may continue to be volatile.

In 2013, the trading price of our ADSs on NASDAQ varied from $9.90 to $18.20. The trading price of our ADSs has been and may continue to be volatile and could fluctuate widely due to multiple factors, including the following:

·      the announcement of our proposed merger with an affiliate of Alibaba Group, and news regarding the development of the proposed merger, such as completion of the merger or termination of the merger agreement;

·                  regulatory developments in our target markets affecting us, our customers or our competitors;

·                  announcements of studies and reports relating to the quality of our solutions or those of our competitors;

·                  changes in the economic performance or market valuations of other companies that provide navigation and location-based solutions;

·                  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

·                  changes in financial estimates by securities research analysts;

·                  conditions in the navigation and location-based services industry;

·                  announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

·                  detrimental negative publicity about us, our competitors or our industry;

·                  additions to or departures of our senior management;

·                  fluctuations of exchange rates between the RMB and the U.S. dollar; and

·                  sales or perceived potential sales of our ordinary shares or ADSs.

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

In addition, it was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities in China had significantly curtailed public access to corporate records and filings filed with these industry and commerce administration authorities.  Much of the previously publicly accessible information, such as financial reports and changes to equity interests, now can only be accessed by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In March 2014, the State Administration of Industry and Commerce reformed the company filling system and cancelled the annual inspection requirements. The companies are therefore no longer required to submit financial reports to governmental authorities for inspection, but are encouraged to voluntarily release their annual reports to the public through the online system of industry and commerce administration authorities. It is not clear how these new rules will be implemented. The public may not be able to access information of a company if it does not voluntarily disclose it through its annual reports. Such limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based, U.S.-listed companies’ business operations in China may have an adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, which may in turn cause the trading price of the securities of these China-based, U.S.-listed companies, including our ADSs, to decline.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The ADSs sold in our initial public offering in 2010 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.  As of March 31, 2014, we had 278,101,145  ordinary shares outstanding, among which 125,350,003  ordinary shares are represented by ADSs. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.  In addition, certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares.  Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.  If any existing shareholder or shareholders sell a substantial amount of ADSs, the market price of our ADSs could decline.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands.  The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States.  In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors.  In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Based on the price of our ADSs and ordinary shares and the composition of our assets, in particular the retention of a large amount of cash, we believe that it is very likely that we were classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2013, and we will likely be a PFIC for our current taxable year ending December 31, 2014 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.  In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes.  A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information — E. Taxation — United States Federal Income Taxation) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become classified as a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder, should to the extent an election is available, consider making a “mark-to-market” election to avoid owning PEIC-Tainted shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In May 2013, we entered into an investment agreement with Ali ET, pursuant to which Ali ET purchased 28,019,256 ordinary shares and 50,409,444 Series A preferred shares from us, accounting for 28% of our then total issued and outstanding shares on a fully-diluted basis, for an aggregate consideration of $294 million in cash.

In December 2013, we acquired all the equity interests in Alohar Mobile Inc., a company headquartered in California focusing on mobile location-based technologies, for a consideration of approximately $29.2 million in cash. We also issued 784,864 nonvested shares and 1,699,152 cash-settled nonvested share units with vesting terms of two to five years to Alohar’s employees as long-term incentives.

On April 11, 2014, we entered into the Merger Agreement with Alibaba Group. Pursuant to the Merger Agreement, Ali ET will be merged with and into us, with us continuing as the surviving corporation and a wholly-owned subsidiary of Alibaba Investment Limited, or AIL.  On the date when the merger becomes effective, or the Effective Time, each ordinary share, including ordinary shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than (i) any securities owned by Alibaba Group Holding Limited or any of its subsidiaries, (ii) ordinary shares owned by any of our shareholder who validly exercises such shareholder’s right to dissent from the merger in accordance with Section 238 of the Companies Law (2013 Revision) of the Cayman Islands,  (iii) any ordinary shares owned by us or any of our subsidiaries, and (iv) any ordinary shares issued, outstanding and we reserved but not yet allocated, immediately prior to the Effective Time, for settlement upon exercise of any company share awards, will be cancelled in consideration for the right to receive US$5.25 in cash per ordinary share, or US$21.00 in cash per ADS, without interest and net of any applicable withholding taxes.  Consummation of the merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement including obtaining the requisite approval of our shareholders. Following consummation of the merger, we will be a wholly-owned subsidiary of AIL, and our ADSs would be delisted from NASDAQ. We will prepare and file with the SEC a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company, in connection with the merger. The proxy statement will include a description of the Merger Agreement and contain other important information about the merger, us and the other participants in the merger.

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

At the core of our business is our proprietary comprehensive and in-depth nationwide digital map database that covered approximately 4.3 million kilometers of roadway and over 26 million points of interest across China as of December 31, 2013.  Almost all of China’s 1.3 billion people live within the area covered by our digital map database.  In addition, we had completed 3-D navigation maps of key areas in 60 major cities and photo-realistic 3-D models of 54 cities for public sector projects as of December 31, 2013. To further enrich our offerings, we integrate a wide range of third-party content, including local merchant content, users’ reviews and third parties’ promotions, into our database.

Through our nationwide digital map database and proprietary technology platform, we have become a market leader in offering the following comprehensive, integrated navigation and location-based solutions, each optimized for the Chinese market and users:

·                  Automotive Navigation.  We provide digital map data, navigation software, telematics service and traffic information service for in-dash navigation systems installed by a number of international and domestic automobile manufacturers in China, including multiple Audi, General Motors models, Honda, PSA, JLR and Mercedes-Benz. We also provide aftermarket software navigation solutions to leading dealers’ optional in-dash navigation systems and portable navigation device manufacturers in China, ranging from digital map data to a “total solution” which consists of digital map data, the navigation engine and the user interface.

·                  Mobile and Internet Location-based Service Platform.  Our mobile and internet location-based service platform is designed to meet the needs of people on the go. We offer ANavi, a pre-installed and downloadable navigation solution, to provide users with site searching, positioning, route planning and driving guidance services. ANavi also supports site searching and navigation launching through voice commands. It operates on three major mobile operating systems, namely, iOS, Android and Windows Phone. According to Analysys International, ANavi had No. 1 market share in China Mobile’s navigation market for the third consecutive year in 2013. We also offer AMAP, our mobile map application software, which is built on our proprietary digital map database to provide users with site searching, positioning and route planning services. Integrating our extensive in-depth point of interest database with location-relevant content from other leading service providers, it has increasingly served as a gateway for users to conduct searches for local sites. As of December 31, 2013, the number of users of AMAP amounted to over 200 million, representing a year-over-year growth rate of 104.1%, while the number of its monthly active users amounted to 92 million, representing a year-over-year growth rate of 87.7%. According to iiMedia Research, AMAP had No.1 market share in the mobile map application market in China in 2013. We provide both our navigation solutions and AMAP mobile map application software to our users for free.

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

·                  Public Sector and Enterprise Applications.  We provide a wide range of solutions to public sector and enterprise customers, including aerial photogrammetry solutions and 3-D modeling applications. We also license map data, with or without upgrades, to certain PRC government agencies and enterprises to support their location-based application. Our solutions have a wide range of applications, such as land resource planning, emergency response, fleet management and asset tracking.  We are a trusted provider of location-based solutions to many prestigious public sector and enterprise customers, including national ministries, state-owned public utilities, mobile operators, logistics companies, financial institutions, tobacco bureaus at various levels and large retail and consumer goods companies.

Our net revenues were $127.0 million in 2011, $159.7 million in 2012 and $141.7 million in 2013.  Net income attributable to our shareholders were $36.5 million in both 2011 and 2012, and net loss attributable to our shareholders was $25.4 million in 2013.  In 2011, 2012 and 2013, we incurred share-based compensation expenses of $5.4 million, $12.5 million and $13.4 million, respectively.

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

Our Offerings to Customers

We provide customized navigation and location-based solutions supporting a variety of third-party applications.  The following table summarizes our current offerings:

Sector	Our Solutions	Description
Automotive Navigation	· Digital map data for in-dash navigation systems	· Two-dimensional or bird’s-eye view digital map representation of roads in China, with detailed, 3-D representation of select areas for certain luxury car models
	· Aftermarket navigation solutions for dealer option navigation systems and portable navigation devices	· Ranging from map data to a “total solution,” which includes map data, a navigation engine and a user interface
Mobile and Internet Location-based Solutions	· Pre-installed and downloadable online map application—AMAP	· AMAP, free user-end map application software specifically designed for mobile phone users, providing comprehensive and real-time local merchant information
· Pre-installed and downloadable navigation application - ANavi · Solutions for mobile operators

· ANavi, free user-end navigation application software specifically designed for drivers, providing voice-guided turn-by-turn navigation feature in either online or offline mode

· Digital map data and software to support location-based services offered by China Mobile

· Mobile navigation applications for China Mobile and China Telecom
	· API solutions and internet and mobile map services	· Map API solutions to enables our customers to embed location-relevant service capabilities into their websites or mobile applications
· Map and location services for an American multinational corporation inside mainland China
· Map services to SINA Weibo, Qihoo and other internet companies
	· Mobile internet solutions for public sectors and enterprises	· Designed to help municipal governments improve civil management efficiency and assist enterprises to better monitor and manage resources
	· Vehicle connectivity solutions	· Helping automotive manufacturers develop solutions that integrate navigation and other information through onboard telecommunications devices
Public Sector and Enterprises Applications	· Aerial photogrammetry	· Using advanced aerial photogrammetry technologies to collect, process and classify geographic data
	· 3-D digital city models	· 3-D models of landscape and geographic features and 3-D geographic information systems for certain cities
	· Map data licensing	· Map data licensing to certain PRC government agencies and enterprises to support their location-based application

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

Pre-installed and Downloadable Online Mobile Application—AMAP.  We offer AMAP, online map application software specifically designed for mobile phone users, which provides users with full integration of route planning and navigation services with an increasing number of online-to-offline shopping options, by integrating our digital map database with complementary content from vertical service providers.  As of December 31, 2013, our map applications included over 500,000 group buying deals and coupons,  100,000 hotels, 200,000 restaurants, and 400 movie theaters available for reservations; and over 35,000 real estate available for renting or purchasing.  In addition, users can also use our mobile map applications to call taxi and book housekeeping and designated driving services.

AMAP covers all the leading mobile operating systems, and is provided to users free of charge. As of December 31, 2013, the number of our mobile map application users grew to over 200 million, compared to 98 million as of December 31, 2012, and the number of monthly active users grew 88% year-over-year to approximately 92 million as of the end of the fourth quarter of 2013. According to iiMedia Research, AMAP led the mobile map application market for ninth straight quarter as the first ranked mobile map application in China.

Pre-installed and Downloadable Navigation Application for Consumers.  Our navigation application provides users with fully offline navigable map, voice-guided turn by turn directions and speed cameras. The latest version contains several unique features that have already been embraced by our users, including “Place Me” which enables users to track their driving history and share the information with friend, and a platform within the application that includes a number of services tailored for drivers.  In 2012, we introduced the first English-language mobile navigation application in the China market.

We offer our mobile navigation services to customers in a number of ways.  We have collaborated with leading smartphone and tablet computer manufacturers in the Chinese market, such as Samsung, to pre-install our offline navigation solutions on mobile phones and tablet computers.  We have also released a user-end navigation solution in China, which can be downloaded from most of China’s leading application stores, such as iPhone’s online application store. Starting from August 2013, we offer our mobile navigation application to both smartphone and tablet computer manufacturers and users for free.

As of December 31, 2013, our mobile navigation application had been downloaded and pre-loaded on a total of approximately 98 million smartphones, with the number of monthly active users growing to approximately 10.6 million. According to Analysys International, our paid mobile navigation application maintained its No. 1 market position in China Mobile’s navigation market with a market share of 39.2% in the fourth quarter of 2013.

Solutions for Mobile Operators.  We provide mobile map and/or navigation solutions to support location-based services offered by mobile operators in China.  Since 2006, we have provided a nationwide digital map database to support the mobile location-based services of China Mobile, the world’s largest mobile operator by number of subscribers.  We share a portion of the fees charged by China Mobile for certain aspects of the business, and receive from China Mobile fees based on the level of usage of our map data by China Mobile’s subscribers for other aspects of the business, subject to a monthly cap.  In November 2009, China Mobile engaged us to jointly develop and operate a new mobile navigation service, and this service is currently available across mainland China.  Under this cooperation arrangement, we develop and operate China Mobile branded navigation application that is pre-installed on China Mobile subscribers’ mobile phones.  Meanwhile, when certain China Mobile developed applications need map displays, the system will automatically utilize our map and navigation services.  We shared a portion of the fees charged by China Mobile before 2013, received payments in the form of a fixed fee in 2013 and will continue to receive payments in the form of a fixed fee after 2013.  In addition, we also work with China Mobile on certain geographic information system (GIS) projects and location-based projects.

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

API Solutions and Internet and Mobile location-based Services.  We provide websites access to our digital map database, including access through map API, which enables our customers to embed rich and interactive location-relevant content into their websites or mobile applications and also provide other location-based services. The map database is stored either on our customers’ servers or on our servers.  The services are currently provided for free.  For a small number of customers that require use of advanced features of our digital map database, we charge either a fee based on the number of requests of our location-based services or a fixed annual fee.  We also provide project-based customized services to some customers for a fee.  As of December 31, 2013, the number of daily service requests of our location-based services increased to 1.5 billion.

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

Mobile Internet Solutions for Public Sectors and Enterprises.  By combining mobile-internet and mobile terminal technologies, we have developed location-based solutions designed to help municipal governments and enterprise customers improve civil management and operational efficiency.  These solutions have been implemented by a number of municipal government agencies such as those in Beijing, Shanghai, Shenzhen, Harbin, Chengdu, Chongqing, Nanjing, Jinan, Jiangsu and Zibo and a number of enterprises including telecom carriers, logistics companies, hotel chains, banks, electronic power enterprises, retailors, and restaurants. We often provide our enterprise solutions as part of a larger offering provided by a system integrator to the enterprise customer, and charge a fee for these extra solutions on a project basis.

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

Public Sector and Enterprise Applications

Aerial Photogrammetry.  We use advanced aerial photogrammetry technologies such as a high-definition digital mapping camera (DMC) system and LIDAR to collect, process and classify geographic data.  We were the first private company in China to obtain the Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the NASMG.  We provide aerial digital images to government agencies and large state-owned enterprises for use in various fields, including land usage survey, urban planning, mapping, environmental protection, public security, agriculture and other projects.  For example, we provided aerial digital images of two entire provinces and parts of three other provinces in connection with China’s second national land survey pursuant to contracts with the Chinese government from 2007 to 2009, certain provinces in 2010, and other government related projects in 2011 and 2012. We expect to collect and process aerial photogrammetry images for supporting our mobile offerings.

3-D Modeling Applications.  We have the capability to construct photo-realistic 3-D models of landscape and geographic features and develop 3-D geographic information systems.  Our 3-D geographic information system allows users to perform functions such as search, browsing, positioning, routing and spatial measuring and analysis in a 3-D virtual environment.  It can serve as a city’s base management platform, onto which other additional functions designed for specific government agencies or industries can be added.  We have developed 3-D digital city models and base geographic information systems for 53 cities upon commission by the respective local governments.

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

We derive revenues from our aerial photogrammetry solutions and 3-D modeling applications primarily on a project basis.  We expect to construct 3-D modeling applications for supporting our mobile offerings.

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

Our Database

Almost all of China’s 1.3 billion people live within the areas covered by our database.  Our database includes more than 200 detailed road attributes, traffic rules and driver assistance features, such as street and highway names, road grades, road signs, number of lanes, entries and exits, overhead crossings, traffic lights, one-way roads, turning restrictions, sharp turns, steep gradients and other traffic rules that are necessary to provide navigation functions. Additionally, our database contains a searchable and dynamically updated collection of points of interest, such as office buildings, residential communities, restaurants, hotels, tourist attractions, gas stations and parking lots.  The roadways covered by our database grew from approximately 3.3 million kilometers at the end of 2011 to approximately 4.3 million kilometers as of December 31, 2013, while the number of points of interest covered increased from approximately 20 million at the end of 2011 to approximately 26 million as of December 31, 2013.

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

Application and Technical Solutions for Devices.  Our application and technical solutions for devices are composed of software components for client applications and systems, web portals and services, and map and location APIs that allow third-party developers to build into their software through our Software Development Kit.  These technologies are designed for in-car navigation systems, mobile phones, PCs and tablets, and Smart TVs.

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

Internet Service Infrastructure and Operations. We have built an internet service infrastructure that empowers large-scale location-based services for end-users accessing our services through internet and mobile internet. The internet service infrastructure is composed of multiple datacenters across China and enables a robust and distributed topology for cloud-based computing and global traffic management.  It is capable of redirecting incoming requests to a near-by datacenter and then load balancing across multiple servers. Our datacenters have direct network connection to China Telecom, China Unicom and China Mobile, the three major backbone ISPs of China as well as other regional ISPs. Network connectivity is thus optimized for both fixed-line internet users and 3G mobile internet users.  This allows us to provide fast and quality services to all our customers around China. Our internet service infrastructure has the capacity to deliver over 300 terabytes of contents to tens of millions of end-users and to serve hundreds of millions of requests in a day. Our operation staff monitor online services hosted in our datacenters 24 hours a day, 7 days a week.  We are able to deliver 99.95% SLA (Service Level Agreement) to our customers and partners.

Sales and Marketing

We employ different sales strategies in approaching different types of customers, according to their procurement practices.  As of December 31, 2013, we had a sales and marketing force of over 260 individuals, mainly based in Beijing and Shanghai.

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

We also market our solutions through sponsorships, attendance and exhibition at trade shows and conferences, advertisements in relevant industry publications and internet-based marketing using our own corporate websites.  In May 2011, we held a press conference to promote the launch of AMAP, which was attended by a large number of journalists, many hailing from influential news and media outlets.  In December 2011, we served as a diamond sponsor for the Telematics@China 2011 Conference in Shanghai, which attracted representatives from a diverse cross-section of industries including major telecom operators in China and over 50 leading automakers in China’s automotive market. In August 2013, we held a press conference to announce that our navigation applications are free, and around 200 journalists across the country attended the conference and gave wide and deep report on it.

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

We also raise our brand awareness through advertisement. “AMAP knows every place well”as a slogan of AMAP was showed on the outdoor media in the first-tier cities such as Beijing, Shanghai, Guangzhou and Chengdu in 2013. We also cooperated with popular TV show to form users’ habit of searching restaurants through AMAP. In September 2013, we marketed AMAP brand with the popular film “Jobs” to promote awareness that we are the map data and service provider to Apple in China.  In December 2013, we invited Lin Zhiling, a popular star in China, as our spokeswoman of AMAP and ANavi.

We further expanded our distribution channels in 2013. 360 Mobile Assistant was the largest distribution channel of our Android-based mobile products. We also cooperated with a number of mobile phone makers and carriers to pre-load our mobile map applications on their devices.

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

Customers

A small number of customers in in-dash navigation systems, portable navigation devices and public sector and enterprise applications markets have historically accounted for a substantial portion of our total net revenues. In 2011, 2012 and 2013, our top five customers accounted for 72.0%, 72.1% and 69.3% of total net revenues, respectively. AW (Shanghai) Autoparts Trading Co., Ltd. and Alpine Electronic (China) Co., Ltd. contributed 31% and 12%, respectively, of our total revenues for the year ended December 31, 2013, as compared to 30% and 21%, respectively, of our total revenues for the year ended December 31, 2012. Samsung accounted for 18.2% of our total revenues for the year ended December 31, 2013. We anticipate that a limited number of customers will continue to represent a significant percentage of our total net revenues for the foreseeable future.  As we further develop our various businesses, especially the mobile and internet location-based solutions, which have historically not accounted for a significant portion of our total net revenues, the identity and concentration of our top customers may change.

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

We believe that the principal factors affecting our competitive position in the automotive navigation markets are:

·                  the quality of the map database, including the accuracy, comprehensiveness and richness of the map data and point of interest information and the frequency of updates;

·                  the variety of features, such as real-time traffic information and 3-D presentation, included in the map data;

·                  the ability to package data into the major map file formats used by hardware manufacturers;

·                  the user-friendliness of the user interface;

·                  the ability to provide integrated and customized software and map data solutions to meet customers’ specific needs;

·                  the price to customers for the use of the map data and solutions; and

·                  the variety and the quality of solutions offered, including after-sales support.

Mobile and Internet Location-based Solutions.  The mobile and internet location-based solution offering is an emerging industry and includes a broad range of new areas.  We do not have any single competitor that competes with us in all these areas.  Rather, we compete with different competitors in different areas.

·                  In pre-installed and downloadable navigation solutions for mobile devices, we face competition primarily from companies that offer similar solutions.  The competition is primarily based on product design, marketing and promotions.

·                  In solutions for mobile operators, we have been providing China Mobile with mobile map and navigation solutions and China Telecom with navigation solutions to support their location-based services to individual mobile subscribers throughout its nationwide network, and have not faced significant competition with respect to this business.

·                  In mobile and internet-based map application solutions, we compete primarily with some big internet search and information service providers.  Some of them have more widely recognized brand names, greater financial resources and more experience in attracting and retaining users than we do.  The competition is primarily based on access to quality map data, richness of the location-based content, ease of use, volume of users, strategic relationships and technological advancements, and marketing and promotions.

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

We conduct our operations in China through contractual arrangements with our variable interest entities in China, AutoNavi Software and MapABC Technology.  AutoNavi Software is owned by Jun Hou, our co-founder and chairman, Congwu Cheng, our co-founder and chief executive officer, Jun Xiao, our former director, Derong Jiang, our co-founder and senior vice president of quality control, Wenzhi Ye, our co-founder, Peng Liu, our co-founder, Jianjun Yuan, our co-founder, and Zilong Liu, an independent third party.  MapABC Technology is owned by Jun Hou and Xiyong Tang, our senior vice president of operations and management.  AutoNavi Technology and each of AutoNavi Software and MapABC Technology and their respective shareholders entered into a series of agreements, which enable us to exercise effective control over AutoNavi Software and MapABC Technology.

In the opinion of Jun He Law Offices, our PRC legal counsel:

·                  the ownership structures of our variable interest entities and our subsidiary in China, comply with all existing PRC laws and regulations;

·                  the contractual arrangements among our PRC subsidiary, variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect; and

·                  the business operations of our PRC subsidiaries and our variable interest entities comply in all material respects with existing PRC laws and regulations.

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

In 2011, 2012 and 2013, we derived $114.1 million, $134.5 million and $116.9 million net revenues, respectively, from our consolidated variable interest entities through contractual arrangements, representing a great majority of our total net revenues. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders.”  For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Regulations on Mobile Applications

The Ministry of Industry and Information Technology released a notice to strengthen the administration on mobile applications in April 2013, which, among others, prohibits pre-installation on smartphones mobile applications that (i) collect or alter users’ personal information without user consent; (ii) change the communication functions on smartphones, causing data usage and incurring communication fees, without clearly notifying users and obtaining user consent; (iii) negatively impact smartphones’ normal operation or communication safety; (iv) do not comply with existing telecommunication regulations, or spread rumors or false information; and (v) facilitate others in violating users’ privacy, network and communication rights and safety. This notice was implemented on November 1, 2013. We provide pre-installed and downloadable navigation solutions for mobile devices and therefore will be subject to the notice.

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

Certain basic surveying achievements are defined as state secrets, which may not be used without approval from the NASMG.  The basic surveying achievements that have been defined as state secrets may not be provided to foreign organizations or individuals or foreign-invested enterprises.  Our digital map data which utilize the basic surveying achievements defined as state secrets have been reviewed by the relevant bureau of surveying and mapping and have been duly processed to meet the secrecy protection requirements stipulated by relevant laws and regulations.  If a holder of a surveying and mapping qualification certificate violates the measures for protecting secrecy, the PRC government may revoke its surveying and mapping qualification certificate and the holder may be subject to a variety of administrative or even criminal liabilities. With respect to our internet map service, we are prohibited from disclosing any geography sensitive information or information involving state secret, otherwise our internet map service will be suspended.

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

Regulations on End-User Information Protection

In December 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Subsequently on July 16, 2013, the Ministry of Industry and Information Technology released Provisions on Protecting the Personal Information of Telecommunications and Internet Users to stipulate detailed rules to implement the National People’s Congress’s decision. Pursuant to the above rules, if an ICP operator wishes to collect or use personal electronic information, it must do so in a lawful and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. ICP operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. ICP operators are further prohibited from disclosing, distorting or destroying any such personal electronic information, or selling or proving such information to other parties and are required to report to the administration authority immediately if user’s information is divulged, destructed or lost and serious consequence may be caused. We are an ICP operator due to our operation of several websites and therefore be subject to the decision.  Moreover, the Ministry of Industry and Information Technology released a notice to strengthen the administration on mobile applications in April 2013, which, among others, prohibits pre-installation on smartphones mobile applications that collect or alter users’ personal information without user consent or those facilitate others in violating users’ privacy, network and communication rights and safety. This notice has been implemented since November 1, 2013. We provide pre-installed and downloadable navigation solutions for mobile devices and therefore are subject to the notice.  However, the effect of these new laws and regulations still remain to be seen.

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

AutoNavi Technology, AutoNavi Software, MapABC Technology, Xingtiandi Technology, PDAger and AutoNavi Xiamen were recognized by the local provincial level Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprise” in May 2009, December 2008, May 2009, June 2009, December 2008 and December 2009, respectively, and are therefore entitled to the preferential enterprise income tax rate of 15% under the PRC Enterprise Income Tax Law.  ADF Navigation was recognized as a “high and new technology enterprise” in December 2009, but it was entitled to full tax exemption between 2008 and 2009 and a further reduced tax rate of 12.5% between 2010 and 2012 because of its status as a “manufacturing foreign-invested enterprise.”ADF Navigation was entitled to the preferential enterprise income tax rate of 15% in 2013. AutoNavi Technology, AutoNavi Software, AutoNavi Xiamen, MapABC Technology, ADF Navigation, Xingtiandi Technology and PDAger Technology have successfully renewed their “high and new technology enterprise” qualification in 2011 and 2012.

Pursuant to the Notice of the Ministry of Finance and the State Administration of Taxation on Certain Preferential Policies regarding Enterprise Income Tax issued in February 2008, an accredited “key software enterprise under state planning” will be able to enjoy a further reduced 10% income tax rate on its yearly taxable income for which it is accredited, if it otherwise would be subject to a tax rate of more than 10% for that year. In addition to “high and new technology enterprise,” AutoNavi Software was recognized as a “key software enterprise” for 2010, 2011, 2012 and 2013 and was entitled to a preferential tax rate of 10% for these years and thereafter as long as it continues to qualify as “key software enterprise.” The “key software enterprise” qualification is subject to examination and approval each year.

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

Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and have been expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012 and to nationwide in 2013. Substantially all of our PRC subsidiaries and variable interest entities fall within the scope of the pilot program.  Taxable services provided by these entities are subject to the VAT at the tax rate of 6% or 3% instead of the business tax at the tax rate of 5%.

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

We and our PRC employees who have participated in our share incentive plans are subject to the New Stock Option Rules.  If we or our PRC employees fail to comply with the New Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiary.

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

AutoNavi Holdings Limited
(Cayman Islands)
100%
100%
AutoNavi International Limited(BVI)
AutoNavi Investment Limited
(BVI)
100%
100%
100%
AutoNavi Asia Limited
(Hong Kong)
AutoNavi Japan Limited
(Japan)
AutoNavi (USA) Company
(Delaware)
100%
Alohar Mobile Inc.
(Delaware)
Outside China
Inside China
100%
AutoNavi Information Technology Co., Ltd.
("AutoNavi Technology")
Eight individual owners
Two individual owners
100%
100%
AutoNavi Software Co., Ltd (1)
("AutoNavi Software")
Beijing MapABC Technology Co., Ltd.
("MapABC Technology")
Shanghai e-tag Information Technology Co., Ltd.
100%
Beijing Xingtiandi Information Technology Co., Ltd.
("Xingtiandi Technology")
100%
Xiamen AutoNavi Software Co., Ltd.
100%
Beijing PDAger Technology Development Co., Ltd.
75%
Beijing Zhongke Puhui Technology Development Co.,Ltd. (2)
70%
Beijing Yadao Xingkong Advertising Co., Ltd. (3)
70%
Beijing Yadao Media & Culture Development Co., Ltd. (3)
61.9%
Beijing ADF Navigation Technology Co., Ltd. (4)
("ADF Navigation")
51%
Beijing GoldenTom Information Technology Co., Ltd. (5)
Equity interest
Contractual arrangements

(1) In addition to the subsidiaries listed here, AutoNavi Software also holds 24.21% equity interests inBeijing YESWAY Information Technology Co., Ltd. and 20% equity interests in Ariadne's Thread Co., Ltd.

(2) The remaining equity interests are owned by China Academy of Science State-owned Assets Management Co., Ltd., a state-owned company.

(3) The remaining equity interests are owned by Zailang Gao, an original shareholder of this company. Beijing Yadao Media & Culture Development Co., Ltd. filed a petition for bankruptcy with the People's Court for Haidian District of Beijing in August 2012, and is currently in the process of completing the bankruptcy proceeding.

(4) The remaining equity interests are owned by Aisin AW Co., Ltd., Fujitsu Ten Limited, Alpine Electronics, Inc. and Fujitsu (China) Co., Ltd.

(5) The remaining equity interests are owned by TomTom B.V. We do not consolidate the financial results of this entity into our consolidated financial statements, since our lack of control over the board of directors in making significant decisions. Our investment in this entity is accounted for as equity method investment.

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

In August 2012, we entered into agreements to acquire under-construction premises with an aggregate gross floor area of approximately 27,000 square meters in the Industrial Park of National Geographic Information Technology in Beijing’s Shunyi District. The location will serve primarily as our new map data facility, while also supporting our overall expansion. The aggregate consideration for acquiring the new premises is approximately RMB270 million ($44.6 million), to be paid in installments until construction is completed and accepted. As of December 31, 2013, we had paid approximately RMB54.1 million ($8.9 million) in accordance with the agreements. Pursuant to the agreements, the premises will be delivered to us by the end of 2014.

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

A.                                    Operating Results

Overview

We are a leading provider of digital map content and navigation and location-based solutions in China.  We have built a mobile and internet location-based service platform that enables us to offer our customers and business partners a broad range of location-based solutions serving various aspects of consumer needs. This service platform also enables us to move from a pure B2B business model to a combined B2B and B2C business model. At the core of our business is our proprietary comprehensive and in-depth nationwide digital map database that covered approximately 4.3 million kilometers of roadway and over 26 million points of interest across China, as of December 31, 2013.  Almost all of China’s 1.3 billion people live within the area covered by our digital map database.  In addition, we had completed 3-D navigation maps of key areas in 60 major cities and photo-realistic 3-D models of 54 cities for public sector projects, as of December 31, 2013.

We have derived our revenues primarily from licensing our digital map data and navigation solutions for use in in-dash navigation systems for automobiles and for use in aftermarket navigation devices including dealer option navigation systems and portable navigation devices. We also generate revenues by offering mobile and internet location-based solutions to our enterprise customers, business partners and consumers.  For example, we had provided third-party website and mobile solution access to our digital map database through our map application programming interfaces, or API, and software development kit, or SDK services in China. As of December 31, 2013, daily service requests of our location-based services increased to 1.5 billion We collaborate with several leading mobile phone manufacturers and tablet computer manufacturers to pre-install our paid navigation solutions on their mobile phones and tablet computers.  We have released downloadable iPhone paid navigation applications.  We also provide our mobile map and navigation solutions to China Mobile and navigation solutions to China Telecom to support their location-based services.  In addition, we derive revenues through providing solutions to public sector and enterprise customers, including aerial photogrammetry solutions, 3-D modeling applications, location-based public sector solutions and location-based enterprise solutions.

In 2013, net revenues from our automotive navigation, mobile and internet location-based solutions, and public sector and enterprise applications accounted for 51.3%, 37.0% and 10.4%, respectively, of our total net revenues.

Our net revenues were $127.0 million in 2011, $159.7 million in 2012 and $141.7 million in 2013.  Net income attributable to our shareholders was $36.5 million in both 2011 and 2012, and net loss attributable to our shareholders was $25.4 million in 2013.  In 2011, 2012 and 2013, we incurred share-based compensation expenses of $5.4 million, $12.5 million and $13.4 million, respectively.

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

	Year Ended December 31,
	2011		2012		2013
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Net revenues:
Automotive navigation	85,853	67.6	92,122	57.7	72,618	51.3
Mobile and internet location-based solutions	27,420	21.6	47,575	29.8	52,368	37.0
Public sector and enterprise applications	12,278	9.7	17,693	11.1	14,804	10.4
Other	1,409	1.1	2,303	1.4	1,884	1.3
Total net revenues	126,960	100.0	159,693	100.0	141,674	100.0

Automotive Navigation

Net revenues from the automotive navigation market accounted for 67.6%, 57.7% and 51.3% of our total net revenues in 2011, 2012 and 2013, respectively.  We derive revenues in our automotive navigation business primarily from licensing our map data or navigation solutions for use in in-dash navigation systems and portable navigation devices.

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

Our licensing revenues are affected primarily by the number of digital map data and navigation solution copies licensed, which in turn is directly linked to the number of vehicles sold equipped with in-dash navigation systems using our digital map data and navigation solution.  The growth of our licensing revenues in 2012 in the in-dash navigation systems market was driven primarily by the growth in sales of existing vehicle models equipped with in-dash navigation systems using our digital map data and navigation solution. Our licensing revenues declined in 2013 primarily because one of our customers chose another map data provider for some of its new vehicle models. We expect that the future growth of our licensing revenues will be driven by the additions of new vehicle models using our map data.

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

Our licensing revenues from the aftermarket navigation solutions market in 2011 were affected significantly by the timing and amount of the license fees we received from the one customer with which we had a fixed license fee arrangement. In 2012 and 2013, the licensing revenues were significantly affected by the number of copies and the unit license fee of our solutions for the dealer option navigation system and portable navigation device manufacturers. The number of copies of our navigation solutions licensed is directly linked to the sales by our customers of dealer option navigation system and portable navigation devices incorporating our solutions.  The unit license fees are affected primarily by competition.  The portable navigation device market for digital map solutions is highly competitive with multiple map data providers.  As a result of this and the relatively short product life cycles of portable navigation devices, we face greater pressure to lower prices and have adjusted prices more frequently than in the in-dash navigation systems market.  We expect that this trend will continue in the future.

Mobile and Internet Location-based Solutions

Net revenues from the mobile and internet location-based solutions accounted for 21.6%, 29.8% and 37.0% of our total net revenues in 2011, 2012 and 2013, respectively.  These revenues are mainly derived from the following channels:

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

Internet-based Map API Solutions.  We derive revenues from providing website and mobile solution access to our digital map database, allowing them to incorporate our location-based services into their own software, including through map API and SDK. As of December 31, 2013, daily service requests of our location-based from website and services increased to 1.5 billion. We provide basic solutions to most of our third-party developers for free to increase awareness of our map application solutions. For customers that require the advanced features of our digital map database, we charge fees for using our solutions, generally under the following arrangements:  (i) a fixed annual or quarterly fee for unlimited access, or a minimum fee plus an additional fee when the website reaches certain performance goals, such as click rates or number of advertisements displayed, or (ii) or a one-time map data license fee with or without upgrades provided.

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

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market accounted for 9.7%, 11.1% and 10.4% of our total net revenues in 2011, 2012 and 2013, respectively.  We derive revenues in this market primarily from aerial photogrammetry solutions provided to government agencies for land use survey and other purposes.  Revenues from aerial photogrammetry solutions are affected by the number of projects and the size of the areas covered by our aerial surveying and mapping missions.  We also derive revenues from developing 3-D digital city models and geographic information systems for local governments and enterprises and providing map data to enterprises for asset management, commercial analysis and other purposes.

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

Other

Net revenues from other miscellaneous sources accounted for 1.1%, 1.4% and 1.3% of our total net revenues in 2011, 2012 and 2013, respectively.  We have derived revenues from road test services provided in connection with furnishing our map data to navigation system manufacturers and automobile manufacturers, certain technical consulting services, software development services and publishing and advertising services.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)

Net revenues	126,960	100.0	159,693	100.0	141,674	100.0
Cost of revenues(1)	(35,021)	(27.6)	(43,019)	(26.9)	(47,819)	(33.8)
Operating expenses:
Research and development(1)	(23,720)	(18.7)	(35,581)	(22.3)	(60,134)	(42.5)
Selling and marketing(1)	(16,428)	(12.9)	(24,958)	(15.6)	(46,211)	(32.6)
General and administrative(1)	(15,114)	(11.9)	(20,322)	(12.7)	(30,099)	(21.2)
Impairment of intangible assets	(19)	—	—	—	—	—
Total operating expenses	(55,281)	(43.5)	(80,861)	(50.6)	(136,444)	(96.3)

(1)         Include share-based compensation expenses as follows, both in an absolute amount and as a percentage of total net revenues for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	232	0.2	221	0.2	(356)	(0.3)
Research and development	2,464	1.9	3,785	2.4	5,382	3.8
Selling and marketing	1,705	1.3	4,651	2.9	2,439	1.7
General and administrative	961	0.8	3,879	2.4	5,907	4.2
Total share-based compensation expenses	5,362	4.2	12,536	7.9	13,372	9.4

Cost of Revenues

Our cost of revenues, which refers to costs directly related to the generation of revenues, consists principally of the following:

·                  salary and benefit expenses for employees directly involved in data collection and processing;

·                  direct production costs, which comprise primarily of aerial photogrammetry-related costs, field survey-related costs and hard disk materials cost; and

·                  depreciation of facilities and equipment used in data collection and processing.

Our cost of revenues is primarily related to data collection and processing and is not directly linked to the level of our revenues.  As a result, if we experience a significant increase in our revenues, we would also expect an increase in our gross margin.  Our cost of revenues as a percentage of our total net revenues were 27.6%, 26.9% and 33.8% for the years ended December 31, 2011, 2012 and 2013, respectively. Maintaining a comprehensive digital map database requires ongoing investments.  We expect that the absolute amount of our cost of revenues will continue to increase.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses, general and administrative expenses and impairment of goodwill and indefinite-lived intangible assets.

Research and Development Expenses.  Our research and development expenses primarily consist of salary and benefit expenses for research and development staff, including share-based compensation expenses, and outsourced development expenses.  Our research and development expenses as a percentage of our total net revenues were 18.7%, 22.3% and 42.4% for the years ended December 31, 2011, 2012 and 2013, respectively. The percentage increase was primarily due to significant increases in resources committed to research and development activities as part of our growth strategy.  We anticipate that our research and development expenses will continue to increase.  For example, we plan to devote more resources to developing new technologies and tools to enhance our database production capability and efficiency.  We also plan to continue to improve the functionality and service quality of our mobile and internet location-based solutions.

Selling and Marketing Expenses.  Our selling and marketing expenses primarily consist of the following:

·                  salary and benefit expenses for sales and marketing staff, including share-based compensation expenses;

·                  promotion and marketing expenses, including expenses for brand awareness activities, mobile product distributions and industry conferences; and

·                  travel-related expenses for sales and marketing purposes.

Our selling and marketing expenses as a percentage of our total net revenues were 12.9%, 15.6% and 32.6% for the years ended December 31, 2011, 2012 and 2013, respectively. The percentage increase was primarily due to increases in salary and benefit expenses, promotion and marketing expenses.  Going forward, we expect our selling and marketing expenses to continue to increase as we further expand our business, especially our mobile and internet location-based solutions, which may require us to further develop our brand recognition among end-users.

General and Administrative Expenses.  Our general and administrative expenses primarily comprise of the following:

·                  salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

·                  depreciation of facilities and office equipment; and

·                  professional service expenses.

Our general and administrative expenses as a percentage of our total net revenues were 11.9%, 12.7% and 21.2% for the years ended December 31, 2011, 2012 and 2013, respectively, as our revenues grew at a faster pace than our general and administrative expenses during this period. We expect that our general and administrative expenses will continue to increase as we incur additional costs in connection with the growth of our business, including professional service expenses, depreciation of new properties and equipment purchased and costs to enhance our internal control.

Impairment of Intangible Assets.  We review the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. We recorded an impairment loss of intangible assets of $19,000 in 2011 in connection with certain intangible assets held by Beijing Yadao Xingkong Advertising Co., Ltd. and Beijing Yadao Media & Culture Development Co., Ltd. There was no impairment loss in 2012 and 2013.

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

Consolidation of Variable Interest Entity

We conduct the majority of our business activities through the variable interest entities, AutoNavi Software and MapABC Technology, and their subsidiaries in the PRC. To provide us the power to control and the ability to receive the economic benefits from the variable interest entities and their subsidiaries, AutoNavi Technology has entered into a series of contractual arrangements with AutoNavi Software and MapABC Technology. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders” for a summary of these contractual arrangements.

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

Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.  We assess the collectability of accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. In the case that we provide master copy of map data, revenue is recognized based on the monthly statement from the customers indicating the number of copies they have installed. In the case that we provide DVD copies of map data, revenue is recognized when map data are delivered to the customers’ destination.

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

We usually send master copy of map data or total solution to customers. When no free updates are provided, revenue is recognized when all of the four revenue recognition criteria are met upon the receipt of the monthly statement from the customers indicating the number of copies they have installed.

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

Under our contracts with one portable navigation device manufacturer, because of uncertainty relating to collectability prior to 2012 in this specific instance, revenues recognized in 2011 were further limited to the amount of cash received.

Mobile and Internet Location-based Solutions

Pre-installed and Downloadable Navigation Applications.  We provide map application solutions including a perpetual license of map data, a navigation engine and a user interface, on a per copy basis to mobile phone and tablet computer manufacturers for pre-installation on their products.  We usually send master copies of the map application solutions to manufacturers or provide end users with access to download the solutions from application stores.  When no free updates to the map data and the related application software are provided, revenues are recognized when all the four revenue recognition criteria are met upon the receipt of the monthly statement from the customers or application stores indicating the number of copies the customers or end users have installed. For the arrangement with free updates to map data and the related application software on a when-and-if-available basis, as we are not able to establish VSOE of to the fair value for updates to map data, revenues are recognized ratably over the service period if all the other basic revenue recognition criteria have been met.

Solutions for Mobile Operators.  In our mobile location-based solutions business, we provide a nationwide digital map database to China Mobile to support its mobile location-based services provided to its subscribers.  We are also cooperating with China Telecom to provide end-users with a business platform software, which will integrate China Telecom’s map data with its point of interest data and ultimately support its location-based mobile navigation business platform, called “E Surfing,” across China Telecom’s nationwide network. Revenues are computed based on the level of database usage and the pre-agreed share of mobile navigation services from monthly subscription fees.  Mobile operators provide us with a monthly statement, which represents the principal evidence that our solutions have been delivered.  We recognize revenues upon the receipt of the monthly statements.

Internet-based Map API Solutions.  In our internet-based map data and application solutions business, we provide map application solutions to our customers, enabling the websites access to our digital map database and incorporate our location-based information into their own applications.  Revenues are derived from the following arrangements:  (i) provision of map data service for a fixed annual or quarterly fee, or a minimum fee plus an additional fee when the website reaches certain performance goals, such as click rates or number of advertisements displayed. The fixed fee or minimum fee is recognized ratably over the service period. Additional fees are recognized as revenue when reports provided by the customer as to achievement of the performance goal are received. (ii) sales of map data and related application software. When no free updates to the map data and related software are provided, revenues are recognized when all the four revenue recognition criteria are met. These criteria are usually met upon the delivery of map data and the related application software.  For arrangements with free updates to map data and the related application software on a when-and-if-available basis, as we do not believe that we are able to establish vendor-specific objective evidence of the fair value for updates to map data, revenues are recognized ratably over the service period assuming all the other basic revenue recognition criteria are met.

Mobile Internet Solutions for Public Sectors and Enterprises.  We offer location-based solutions designed to help municipal governments improve their civil management efficiency or to assist enterprises to better monitor and manage their resources, including tracking assets and managing fleets.  These solution offerings normally include proprietary application software for servers and terminals, third-party hardware and software which primarily include PC server, storage and network equipment and related application software, and free support services which mainly include telephone support and free unspecified upgrades to application software on a when-and-if-available basis for one to three years. This type of arrangement is accounted for as two separate units and the total consideration is allocated between (i) third-party hardware and (ii) software deliverables and free support service based on relative selling prices.  The revenue of third party hardware is recognized upon delivery or at the completion of preliminary acceptance test if there is any.  The revenues allocated to the software deliverables which include free support services are recorded ratably over the remaining service period upon the completion of preliminary acceptance test if all the other basic revenue recognition criteria are met as we are not able to establish VSOE of the fair value of the support service.

Public Sector and Enterprise Applications

Aerial Photogrammetry and 3-D Modeling Applications.  We provide aerial digital maps and 3-D modeling applications to certain PRC government agencies and enterprises to support them in land usage survey, obtaining 3-D geographic information or other activities pursuant to service arrangements, which in general take several months to complete.  We do not provide post contract services for these arrangements.

For these contracts, we believe that it is appropriate to consider the guidance relating to the accounting for long-term contracts which generally requires that such contracts be accounted for based on the percentage of the completion at the reporting date, provided that the estimates of the costs to complete and the extent of the progress toward completion on long-term contracts are reasonably reliable.  We have considered various methods to measure the percentage of completion, including proportional performance and the ratio of input costs incurred to total expected contract costs. For the contracts involving the mapping of certain geographical areas, the costs incurred are generally evenly incurred as the mapping process proceeds.  We therefore believe it is appropriate to use costs incurred to determine the amount of revenues to recognize on an uncompleted contract.  For a contract which the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract was recognized when the loss become evident.

Map data licensing.  We provide one-time map data license or map data license for a certain period with timely updates to the map data during such contract period on a when-and-if-available basis to certain PRC enterprises to support their location-based application.  When one-time map data licensing is provided, revenues are recognized when the four revenue recognition criteria are met.  These criteria are usually met upon the delivery of map data.  Revenues from a map data license for certain period are recognized ratably over the contract period.

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

Share-based Compensation

On September 1, 2012, we amended the then effective 2007 Share Incentive Plan by reducing the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2007 Share Incentive Plan from 41,987,000 to 26,140,431, and terminated the 2007 Share Incentive Plan as of the same date. On the same date, we adopted a new Share Incentive Plan, or 2012 Share Incentive Plan, under which a maximum number of 15,846,569 ordinary shares are available for issuance pursuant to all awards. As a result, the maximum number of ordinary shares available for issuances pursuant to all awards under the 2007 Share Incentive Plan, as amended and terminated, and the 2012 Share Incentive Plan still equal 41,987,000. The other terms and provisions of the 2012 Share Incentive Plan are substantially similar to those of the 2007 Share Incentive Plan, as amended and terminated, including, without limitation, the same expiration date on July 15, 2014. On October 12, 2013, we adopted our 2013 Share Incentive Plan, under which a maximum number of 13,830,000 ordinary shares are initially available for issuance pursuant to all awards provided that, the shares reserved in the award pool shall be increased automatically if and whenever the shares reserved in the award pool account for less than 1% of the total then-issued and outstanding shares on an as-converted basis, as a result of which increase the shares reserved in the award pool immediately after each such increase shall equal 5% of the then-issued and outstanding shares on an as-converted basis. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans” for more details. The options and nonvested shares discussed below were granted under the plans.

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as a compensation expense over the requisite service period using the graded vesting attribution method, with a corresponding impact reflected in additional paid in capital. The liabilities awards under share-based compensation arrangements are remeasured at the end of each reporting period until settlement. Fluctuations in the fair value of the liability award are recorded as increases or decreases in compensation cost, either immediately or over the remaining service period, depending on the vesting status of the award.

Accruals of compensation cost for an award with a performance condition is based on the probable outcome of that performance condition and compensation cost will be accrued if the performance condition is probable to be satisfied. The estimated quantity of awards for which it is probable that the performance conditions will be achieved are reevaluated each reporting period and change in estimate will be accounted for by recording a cumulative catch-up adjustment in the period of change. Compensation cost will not be recognized, and any previously recognized compensation cost will be reversed, if the performance condition is not satisfied.

Options

The binomial lattice option pricing model was applied in determining the fair value of our stock options granted.  The key assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

2013
Risk-free interest rate of return	3.03%
Volatility	45.54%
Dividend yield	0.00%
Exercise multiple	2.8
Fair value of underlying ordinary share	$4.01

The risk-free interest rate was estimated based on the yield to maturity of China’s international government bonds with a maturity period close to the contractual life of the options.  The volatility of the underlying ordinary shares during the life of the options was estimated based on our historical stock price volatility.  The dividend yield was estimated based on our expected dividend policy over the contractual life of the options.  The exercise multiple was estimated with reference to study on general exercise behaviors of employee stock options of public companies.  The fair value of underlying ordinary shares was determined based on our closing market price of the date of the grants. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest.  If actual forfeitures differ from these estimates, we may need to revise the estimates used in subsequent periods.

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

We recorded share-based compensation of $0.8 million, $0.3 million and $1.7 million for options granted for the years ended December 31, 2011, 2012 and 2013, respectively.  There was $13.1 million of total unrecognized compensation expense related to unvested options as of December 31, 2013, which is expected to be recognized over a weighted-average period of 2.26 years.

Nonvested shares

Our closing market price as of the grant date was used as the fair value of the nonvested shares on that date.

We recorded compensation expenses of $4.6 million, $12.2 million and $11.3 million in 2011, 2012 and 2013, respectively, based on the fair value of nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method. There was $27.4 million of total unrecognized compensation expense related to nonvested shares granted as of December 31, 2013, which is expected to be recognized over a weighted-average period of 1.96 years.

Cash-settled nonvested shares

The cash-settled nonvested shares are cash-settled with vesting period of two to five years and deemed as liabilities instrument under share-based compensation arrangements, which are remeasured at the end of each reporting period until settlement based on the market price of our company.

We recorded compensation expenses of $0.4 million for cash-settled nonvested shares granted to employees in the year ended December 31, 2013. There was $5.0 million of unrecognized compensation expense related to the cash settled nonvested shares granted as of December 31, 2013, which is expected to be recognized over a weighted-average period of 1.30 years.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The realization of deferred tax assets is dependent on our ability to generate future taxable income. The amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced. Such an occurrence could materially adversely affect our results of operations and financial condition.  Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

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

We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.  As of December 31, 2013, our subsidiaries and consolidated variable interest entities in China are subject to tax audit at the tax authority’s discretion for the taxable years from 2007 to 2013 in accordance with the relevant PRC tax administration laws.

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

AutoNavi Asia Limited, which was incorporated in Hong Kong, did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2011, 2012 and 2013.

AutoNavi USA and Alohar, the subsidiaries incorporated in the United States of America, are subject to state income tax and federal income tax at differenttax rates, depending upon taxable income levels. AutoNavi USA and Alohar did not have taxable income and no income tax expense was provided for the year ended December 31, 2013.

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

Under the PRC Enterprise Income Tax Law, an enterprise that qualifies as a “high and new technology enterprise” is entitled to a tax rate of 15%.  AutoNavi Software and PDAger obtained the “high and new technology enterprise” status in 2008 and successfully renewed such status in 2011.  AutoNavi Technology, MapABC Technology, Xingtiandi Technology ADF Navigation and AutoNavi Xiamen obtained the “high and new technology enterprise” status in 2009 and renewed such status in 2012.  Qualifying entities can apply to renew for additional three years provided their business operations continue to qualify for the “high and new technology enterprise” status.  We believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future.

As a “high and new technology enterprise” located in Zhongguancun, a district in Beijing, China, AutoNavi Technology was entitled to tax exemption in 2009, followed by a reduced tax rate of 7.5% for 2010, 2011 and 2012. For 2013, AutoNavi Technology was entitled to a preferential tax rate of 15% as a “high and new technology enterprise” as described above.

In March 2013, AutoNavi Software was certified as a “key software company” and therefore entitled to a preferential tax rate of 10% from 2011 to 2012. This is accounted as a change in the enacted tax rate and the cumulative effect of this enactment has been reflected in 2013, which resulted in a decrease of income tax expense of $1.5 million. In December 2013, AutoNavi Software further extended the certification of “key software company” for 2013.

The preferential tax rates, which were used to calculate the tax provision based on the PRC Enterprise Income Tax Law, as of the balance sheet date, are presented in the following table.

	2011	2012	2013
ADF Navigation	12.5%	12.5%	15%
AutoNavi Software	10%	10%	10%
AutoNavi Technology	7.5%	7.5%	15%
MapABC Technology	15%	15%	15%
Xingtiandi Technology	15%	15%	15%
AutoNavi Xiamen	15%	15%	15%
PDAger	15%	15%	15%

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

	Year Ended December 31,
	2011		2012		2013
	$	% of net revenues	$	% of net revenues	$	% of net revenues

Net revenues:
Automotive navigation	85,853	67.6	92,122	57.7	72,618	51.3
Mobile and Internet location-based solutions	27,420	21.6	47,575	29.8	52,368	37.0
Public sector and enterprise applications	12,278	9.7	17,693	11.1	14,804	10.4
Other	1,409	1.1	2,303	1.4	1,884	1.3
Total net revenues	126,960	100.0	159,693	100.0	141,674	100.0
Cost of revenues(1)	(35,021)	(27.6)	(43,019)	(26.9)	(47,819)	(33.8)
Gross profit	91,939	72.4	116,674	73.1	93,855	66.2
Operating expenses:
Research and development(1)	(23,720)	(18.7)	(35,581)	(22.3)	(60,134)	(42.5)
Selling and marketing(1)	(16,428)	(12.9)	(24,958)	(15.6)	(46,211)	(32.6)
General and administrative(1)	(15,114)	(11.9)	(20,322)	(12.7)	(30,099)	(21.2)
Impairment of intangible assets	(19)	—	—	—	—	—
Total operating expenses	(55,281)	(43.5)	(80,861)	(50.6)	(136,444)	(96.3)
Government subsidies	163	0.1	3,111	1.9	1,446	1.0
Operating income/(loss)	36,821	29.0	38,924	24.4	(41,143)	(29.0)
Gain on re-measurement of fair value of the equity method investment	995	0.8	—	—	—	—
Interest income	5,226	4.1	6,456	4.0	14,564	10.3
Change in fair value of forward contract	2,465	1.9	—	—	—	—
Foreign exchange (loss)/gains	(1,579)	(1.2)	454	0.3	3,552	2.5
Other income	188	0.1	342	0.2	406	0.3
Income/(loss) before income taxes, share of net loss of equity method investment and discontinued operations	44,116	34.7	46,176	28.9	(22,621)	(16.0)
Income tax expense	(5,086)	(4.0)	(7,214)	(4.5)	(932)	(0.7)
Share of net loss of equity method investment, net of tax	(653)	(0.5)	(778)	(0.5)	(795)	(0.6)
Net income/(loss)	38,377	30.2	38,184	23.9	(24,348)	(17.2)
Less: Net income attributable to non-controlling interest	1,842	1.5	1,676	1.0	1,022	0.7
Net income/(loss) attributable to AutoNavi Holdings Limited shareholders	36,535	28.8	36,508	22.9	(25,370)	(17.9)
Less: Net income attributable to AutoNavi Holdings Limited Series A preferred shareholders	—	—	—	—	—	—
Net income/(loss) attributable to AutoNavi Holdings Limited ordinary shareholders	36,535	28.8	36,508	22.9	(25,370)	(17.9)
Net income/(loss) per ordinary share:
Basic	0.19		0.19		(0.12)
Diluted	0.18		0.18		(0.12)

(1)         Include share-based compensation expenses as follows:

	Year Ended December 31,
	2011		2012		2013
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Allocation of Share-based Compensation Expenses:
Cost of revenues	232	0.2	221	0.2	(356)	(0.3)
Research and development	2,464	1.9	3,785	2.4	5,382	3.8
Selling and marketing	1,705	1.3	4,651	2.9	2,439	1.7
General and administrative	961	0.8	3,879	2.4	5,907	4.2
Total share-based compensation expenses	5,362	4.2	12,536	7.9	13,372	9.4

Comparison of the Years Ended December 31, 2013 and December 31, 2012

Revenues.  Our total net revenues were $141.7 million in 2013, compared to $159.7 million in 2012.  This change resulted primarily from declines in net revenues from our automotive navigation and public sector and enterprise applications.

Automotive navigation.  Net revenues from the automotive navigation market were $72.6 million in 2013, compared to $92.1 million in 2012.  This change was primarily attributable to a decline in revenues the in-dash navigation systems market, which was in turn due to a decline in the number of copies of digital map data licensed for use with in-dash navigation systems. Such a decline was mainly because one of the our existing customers chose another map data provider for its new vehicle models. The decline was also due to a decrease in the average selling prices, as we increased our offering of mid-range automotive navigation at lower prices.

Mobile and Internet location-based solutions.  Net revenues from the mobile and internet location-based solutions were $52.4 million in 2013, compared to $47.6 million in 2012.  This increase was primarily due to the growth in revenues derived from the pre-installation of our navigation solutions on mobile phones and solution for mobile operators and Internet-based map API solutions.

Public sector and enterprise applications.  Net revenues from the public sector and enterprise applications market were $14.8 million in 2013, compared to $17.7 million in 2012, primarily due to a decline in the number of aerial photogrammetry projects and 3-D modeling application projects in 2013.

Cost of Revenues.  Our cost of revenues was $47.8 million in 2013, compared to $43.0 million in 2012.  This increase was attributable to a general annual increase in salary and welfare for employees directly involved in data collection and processing, and an increase in the cost for outsourcing data production.

Gross Profit.  Our gross profit was $93.9 million in 2013, compared to $116.7 million in 2012.  Our gross margin decreased from 73.1% in 2012 to 66.2% in 2013.

Operating Expenses.  Our total operating expenses were $136.4 million in 2013, compared to $80.9 million in 2012.  Our operating expenses for the year ended December 31, 2013 included share-based compensation expenses of $13.7 million compared to $12.3 million for the year ended December 31, 2012.

Research and development expenses.  Our research and development expenses were $60.1 million in 2013, compared to $35.6 million in 2012.  The increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of research and development staff, higher share-based compensation expenses and outsourced development costs.

Selling and marketing expenses.  Our selling and marketing expenses were $46.2 million in 2013, compared to $25.0 million in 2012.  This increase was primarily due to an increase in promotion and marketing expenses related to our mobile offerings, and higher salary and benefit expenses resulting from an increase in the number of sales and marketing personnel.

General and administrative expenses.  Our general and administrative expenses were $30.1 million in 2013, compared to $20.3 million in 2012.  This increase was primarily due to higher salary and benefit expenses resulting from an increase in the number of general and administrative personnel, higher share-based compensation expenses and higher professional services expenses.

Government Subsidies.  Government subsidies were $1.4 million in 2013, compared to $3.1 million in 2012.

Operating Income/(Loss).  Our operating loss was $41.1 million in 2013, compared to operating income of $38.9 million in 2012.

Interest Income.  Our interest income was $14.6 million in 2013, compared to $6.5 million in 2012, primarily due to higher amounts of cash equivalent and term deposit.

Foreign Exchange Gain.  Our foreign exchange gain was $3.6 million in 2013, compared to $0.5 million in 2012, primarily attributable to our Renminbi bank deposits as result of the appreciation of Renminbi against U.S. dollars in the year ended December 31, 2013.

Income Tax Expense.  Our income tax expense was $0.9 million in 2013, compared to $7.2 million in 2012. The effective income tax rate was negative 4.1% for the year ended December 31, 2013, compared to 15.6% for the year ended December 31, 2012. The change in the effective tax rates was primary due to the operating loss we incurred in 2013, and the valuation allowances provided on the deferred tax assets of some of our consolidated affiliated entities which incurred loss in 2013, due to the uncertainty surrounding their realization before expiration.

Net Income/(Loss) Attributable to AutoNavi Holdings Limited Shareholders. Net loss attributable to AutoNavi Holdings Limited shareholders was $25.4 million in 2013, compared to net income attributable to AutoNavi Holdings Limited shareholders of $36.5 million in 2012.

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

Research and development expenses.  Our research and development expenses increased by 50.0% from $23.7 million in 2011 to $35.6 million in 2012.  The increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of research and development staff, higher share-based compensation expenses and outsourced development costs.

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

Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We will adopt this pronouncement on January 1, 2014 and do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this Accounting Standards Update (“ASU”) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carry forward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We will adopt this pronouncement on January 1, 2014 and do not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

B.                                    Liquidity and Capital Resources

Our principal sources of liquidity are cash generated from our operating activities and our issuance of ordinary and Series A preferred shares to Ali ET. As of December 31, 2013, we had $480.3 million in cash and cash equivalents and term deposits. As of December 31, 2013, our PRC subsidiaries had cash, cash equivalents and term deposits in an aggregate amount of $143.4 million, and our consolidated variable interest entities had cash, cash equivalents and term deposits in an aggregate amount of $62.3 million.

As a holding company with no material operations of our own, we conduct our operations primarily through our indirect wholly-owned subsidiary, our two consolidated variable interest entities, and the subsidiaries of these entities in China.  Our PRC subsidiaries’ ability to make dividend or other cash payments to us is subject to various restrictions under PRC laws and regulations.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our subsidiaries in China are subject to restrictions on paying dividends and making other payments to our holding company.” and “—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”  As of December 31, 2013, our PRC subsidiaries had aggregate undistributed earnings of approximately $106.2 million, which are considered to be indefinitely reinvested, and accordingly no provision had been made for the PRC dividend withholding tax that would be payable upon the distribution of those amounts to us.  As of December 31, 2013, the consolidated variable interest entities had aggregate undistributed earnings of $60.4 million.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  In addition, on April 11, 2014, we entered into the Merger Agreement with Alibaba Group. See “4. Information on the Company—A. History and Development of the Company.” Pursuant to the Merger Agreement, we are required not to, and not to permit any of our subsidiaries to, among others, declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of our shares without the prior written consent of AIL from the date of the Merger Agreement to the date when the merger becomes effective.  If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions.  Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all.  The Merger Agreement further prohibits us from incurring or assuming any indebtedness or issue any debt securities in excess of $1.0 million individually or $2.0 million in the aggregate, or, issuing or transferring any of our shares or the shares of any of our subsidiaries (subject to certain exceptions), in each case, subject to certain exceptions without the prior written consent of AIL.  The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share.  The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.  If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.  The Merger Agreement also restricts us from, among other things, authorizing or making commitment to capital expenditures.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of $)
Net cash provided by operating activities	47,771	58,306	9,658
Net cash provided by / (used in) investing activities	42,619	(78,441)	(50,184)
Net cash provided by /(used in) financing activities	764	(28,877)	286,543
Effect of exchange rate changes	5,437	859	1,756
Net increase /(decrease) in cash	96,591	(48,153)	247,773
Cash at the beginning of the period	103,105	199,696	151,543
Cash at the end of the period	199,696	151,543	399,316

Operating Activities

Net cash provided by operating activities was $9.7 million for the year ended December 31, 2013. This amount was attributable to net loss of $24.3 million, adjusted for certain non-cash expenses, principally share-based compensation of $13.4 million, depreciation and amortization of $9.6 million, provision of allowance for doubtful accounts of $2.7 million and changes in certain working capital accounts that positively affected operating cash flow, primarily increase of $9.1 million in accrued expense and other current liabilities and decreases of $8.5 million and $4.0 million in accounts receivable and amounts due from related parties, respectively, offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily increase of $7.9 million and 2.3 million in prepaid expenses and other current assets and other long term assets, respectively, and decrease of $4.2 million in income tax payable. The increase in accrued expenses and other current liabilities was primarily attributable to increases in salaries and welfare payable, deferred consideration for business acquisition, accrued marketing and promotion fees and outsourcing fees. The decrease in accounts receivable was primarily attributable to decrease in revenue from in-dash navigation business and the offering of our pre-installed and downloadable navigation solutions for mobile devices free of charge. The decrease in amounts due from related parties was primarily attributable to declined revenue shared with GoldenTom. The increase in prepaid expenses and other current assets was primarily due to the increase of interest receivable and marketing and promotion fees. The increase in other long term assets was primarily attributable to loans granted to employees as employee benefits for their purchase of private housing and cars. The decrease in income tax payable was primarily due to the declined income subject to the income tax.

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

Investing Activities

Net cash used in investing activities was $50.2 million for the year ended December 31, 2013. This amount was primarily due to the payment of $25.9 million for acquisition of Alohar Mobile Inc., the purchase of term deposits of $14.2 million and the purchase of $10.4 million properties and equipment, mainly equipment and furniture.

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

Financing Activities

Net cash provided by financing activities was $286.5 million for the year ended December 31, 2013, primarily attributable to $293.7 million we received for issuance of series A preferred shares and ordinary shares to Ali ET and $1.2 million we received from exercise of share options, offset by the dividends of $1.0 million paid by ADF Navigation to its noncontrolling shareholders and the payment of $7.2 million in connection with our repurchase of ADSs from the open market.

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

In accordance with the relevant PRC laws and regulations, our entities in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. Our entities in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of our entities in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriations to these reserves by our entities in the PRC were $3.0 million, $2.3 million and $1.6 million for the years ended December 31, 2011, 2012 and 2013, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by our entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, our entities in the PRC are restricted from transferring a portion of their net assets to our Cayman Islands holding company. The restricted amounts include the paid-in capital and the statutory reserves of our entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of our entities in the PRC not available for distribution, was $43.0 million, $45.5 million and $47.7 million as of December 31, 2011, 2012 and 2013, respectively.

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

Capital Expenditures

We have incurred capital expenditures primarily in connection with the purchase, renovation and furnishing of our premises, acquisition and the purchase of equipment used in our operations, such as automobile vehicles, electronic devices and certain equipment for aerial photogrammetry. Our capital expenditures in property and equipment were approximately $10.3 million, $13.3 million and $10.4 million for 2011, 2012 and 2013, respectively.

In March 2011, we acquired the remaining 80% equity interest in PDAger with cash consideration of $8.3 million and acquired 100% equity interest in eTag with cash consideration of $3.2 million.

In August 2012, we entered into agreements to acquire under-construction premises with an aggregate gross floor area of approximately 27,000 square meters in the Industrial Park of National Geographic Information Technology in Beijing’s Shunyi District. The location will serve primarily as our new map data facility, while also supporting our overall expansion. The aggregate consideration for acquiring the new premises is approximately RMB270 million ($44.6 million), to be paid in installments until construction is completed and accepted. As of December 31, 2013, we had paid approximately RMB54.1 million ($8.9 million) in accordance with the agreements. Pursuant to the agreements, the premises will be delivered to us by the end of April 2014. We made a payment of $1.7 million (RMB 10.0 million) in January 2014, and estimate the remaining payment of $34.0 million (RMB 205.9 million) will be made by the end of 2014.

In December 2013, we acquired all the equity interests in Alohar Mobile Inc., a company headquartered in California focusing on mobile location-based technologies for a consideration of $29.2 million in cash. We also issued 784,864 nonvested shares with vesting term of two years and 1,699,152 cash-settled nonvested share units with vesting term of two to five years to Alohar’s employees as long term incentives.

We plan to fund capital expenditures primarily through our cash and cash equivalents at hand and cash generated from our operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

Research and development is an integral part of our continued growth.  Our research and development team consists of approximately 1,532 engineers, who are focused on improving the quality of our database, increasing the efficiency of the database production process, enhancing functionality and service quality of our mobile offerings and better serving our customers’ needs.  Our customers’ changing requirements for our navigation and location-based solutions drive our technology developments and innovations in data gathering, processing, delivery, presentation and applications.  We spent approximately $23.7 million, $35.6 million and $60.1 million on research and development in 2011, 2012 and 2013, respectively.  We expect to continue to develop proprietary technologies.  We may acquire or license third-party technologies where it would be more cost effective.

We are currently focused on the following research and development initiatives:

·                  In April 2011, we officially became a member of the European next generation navigation data standard, or “NDS,” association.  We have already set up TomTom Global’s NDS compilation system and started producing the NDS data for entire China.  We will continue working closely with TomTom Global to add new NDS features into our NDS database.

·                  We are continuing to enhance functionality and service quality of our mobile and internet location-based solutions, especially our AMAP solutions, and establish partnerships with well-known service providers to allow consumers to benefit from more diversified and precise location-based services.

·                  We are continuing to develop new technologies and tools to improve our database production capability and efficiency in various stages of the production process.  For example, we are creating new field data collection software to improve the efficiency of field survey, an online data processing framework to streamline tools and processes to allow real time data editing, verification and publishing, as well as technologies and processes to enable incremental updating of the database.

·                  We are further improving our AnGeo GIS by enhancing its existing functionalities and developing new features to meet various customization needs.

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights.  In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights.  As of December 31, 2013, we held 50 patents and had applied for the registration of an additional 128 patents, which cover a variety of technologies, including technologies relating to the collection, processing, storage and distribution of geographical and other data, data searching and navigation interface.  We also seek to protect our digital map database, software and related technology through our license agreements with customers and confidentiality agreements with our employees, consultants, customers and others.  We had registered 149 trademarks and 158 computer software copyrights in China, as of December 31, 2013.  Our main website is located at www.AutoNavi.com, and we had registered 138 domain names as of December 31, 2013.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2013 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands of $)
Operating Lease Obligations(1)	9,266	5,063	4,203	—

(1)         Operating lease obligations are primarily related to the leasing of office space.  These leases expire through 2016 and are renewable upon negotiation.

In addition to the contractual obligations in the table above, we have property purchase obligation which are described in the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” Pursuant to the agreements, the future payments are based on the construction progress. We paid $1.7 million (RMB10.0 million) in January 2014, and estimate the remaining payment of $34.0 million (RMB205.9 million) will be made by the end of 2014.

G.                                    Safe Harbor

This annual report on Form 20-F contains forward-looking statements.  These statements are made under the “safe harbor” provisions of Section 21E of the Exchange Act.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements.  Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F.  Potential risks and uncertainties include, but are not limited to, our ability to adequately maintain and update our digital map database and minimize errors in our solutions; our current reliance on the automotive navigation market and a small number of customers for a substantial portion of our revenues; the project-based nature of our public sector and enterprise applications business; our limited operating history in the mobile and internet location-based solutions markets; our compliance with a complex set of laws, rules and regulations governing our surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; our ability to manage our growth effectively and efficiently, and other risks outlined in our filings with the SEC.  All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Congwu Cheng	49	Executive Chairman of the Board of Directors and Chief Executive Officer
Jun Hou	50	Honorary Chairman of the Board of Directors
Catherine Qin Zhang	48	Director, President and Chief Operating Officer
Jeffrey Zhijie Zeng	45	Independent Director
Daqing Dave Qi	49	Independent Director
Hongyi Zhou	43	Independent Director
Joseph C. Tsai	50	Independent Director*
Eddie Wu	39	Independent Director*
Ji Ma	36	Chief Financial Officer
Derong Jiang	48	Senior Vice President of Quality Control
Yongqi Yang	49	Executive Vice President of Automotive Business
Xiyong Tang	46	Senior Vice President of Operations and Management
Jun Jin	43	Vice President and Chief Marketing Officer

* Our board of directors determines that each of Mr. Joseph C. Tsai and Mr. Eddie Wu satifies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules, although they may not satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act.

Mr. Congwu Cheng is our co-founder, and has served as the executive chairman of our board of directors since May 2013,  our director since April 2002, and our chief executive officer since October 2009.  Mr. Cheng was our president from April 2002 until September 2009.  From June 1994 to April 2002, Mr. Cheng served as the president and was actively involved in the operations of China Da Tong Industrial Co., Ltd.  Prior to that, he worked at China Science and Technology International Trust and Investment Corporation from October 1989 to October 1993 and in the trading department of China Kang Hua Corporation, a state-owned conglomerate, from July 1988 to October 1989.  In February 2013, Mr. Cheng was named “One of 50 Business Innovators in China” by CBN Weekly.  Mr. Cheng received a bachelor’s degree in economics from Beijing Industry and Business University and a master’s degree in economics from the Graduate School of Chinese Academy of Social Sciences in China.

Mr. Jun Hou is our co-founder, and has served as the honorary chairman of our board of directors since May 2013.  He was the chairman of our board of directors from April 2002 to May 2013, and was our chief executive officer from April 2002 to October 2009.  From June 1994 to April 2002, Mr. Hou served as the chairman of the board of directors and was actively involved in the operations of China Da Tong Industrial Co., Ltd., a company that had been engaged in various businesses, including satellite navigation, at the time.  Prior to that, he worked at China Science and Technology International Trust and Investment Corporation, a state-owned investment company, from August 1990 to August 1993 and at the Beijing Municipal Public Security Bureau from September 1988 to July 1990.  Mr. Hou received a bachelor’s degree in Chinese from Peking University in China.

Ms. Catherine Qin Zhang has served as our director, president and chief operating officer since August 2013. She served as our chief financial officer from September 2006 to August 2013.  Prior to joining us, Ms. Zhang held management positions at the finance and business operation divisions of UTStarcom from April 2003 to July 2006.  Ms. Zhang had extensive experience in financial accounting, auditing and consulting while working at Deloitte & Touche LLP, Sara Lee Corporation, Accrue Software Inc. and Sun Microsystems, Inc. from January 1994 to April 2003.  Ms. Zhang is a certified public accountant in the States of California and Illinois.  Ms. Zhang currently serves as an independent director of 500.com Limited, a New York Stock Exchange listed company.  Ms. Zhang received a bachelor’s degree in English language and literature from Peking University in China and a post baccalaureate certificate in accountancy from Oregon State University.

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

Dr. Daqing Dave Qi has served as our independent director since June 2010.  Dr. Qi is a professor of accounting and the associate dean of the Cheung Kong Graduate School of Business.  He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of its Executive MBA program.  Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong from 1996 to 2002.  Dr. Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics.  He also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies.  Dr. Qi also serves on the board of directors of Sohu.com Inc. and Bona Film Group Limited, all listed on NASDAQ, Honghua Group Limited and SinoMedia Holding Limited, both listed on the Hong Kong Stock Exchange, and China Vanke Co., Ltd. listed on the Shenzhen Stock Exchange.  Dr. Qi received a bachelor’s degree in biophysics and a bachelor’s degree in journalism from Fudan University in China, an M.B.A. from the University of Hawaii at Manoa and a Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University.  Dr. Qi is a member of the American Accounting Association.

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

Mr. Joseph C. Tsai has served as our director since May 2013. Mr. Tsai is the executive vice chairman of Alibaba Group since May 2013. Mr. Tsai joined Alibaba Group in 1999 as a member of the Alibaba founding team. He previously served as chief financial officer of Alibaba Group and has been a member of Alibaba’s board of directors since its inception. From 1995 to 1999, Mr. Tsai worked in Hong Kong with Investor AB, the main investment vehicle of Sweden’s Wallenberg family, where he was responsible for Asian private equity investments as a vice president and senior investment manager. Previously, Mr. Tsai was vice president and general counsel of Rosecliff, Inc., a management buyout firm based in New York. Mr. Tsai is a qualified lawyer in the State of New York and, from 1990 to 1993, was an associate in the Tax Group of Sullivan & Cromwell, a New York-based international law firm. Mr. Tsai received his bachelor’s degree in Economics and East Asian Studies from Yale University and Juris Doctor from Yale Law School.

Mr. Eddie Wu has served as our director since May 2013. Mr. Wu is a co-founder of Alibaba Group, and currently serves as a senior vice president of Alibaba Group, responsible for overseeing three business units, including mobile, instant messaging and client application development, and music. Mr. Wu has served in a variety of management roles since the company’s inception. Prior to joining Alibaba Group, Mr. Wu worked at China Pages, one of the first Internet-based directories in China, and later spearheaded the technology development for the website of China’s Ministry of Foreign Trade and Economic Cooperation (MOFTEC). Mr. Wu holds a bachelor’s degree in computer science from Zhejiang University of Technology.

Mr. Ji Ma has served as our chief financial officer since August 2013. Prior to joining us, Mr. Ma served as a vice president of finance of Vancl Corporation, a leading e-commerce company in China. Prior to joining Vancl Corporation, Mr. Ma was a senior audit manager of Deloitte Touche Tohmatsu CPA Ltd. Mr. Ma is a U.S. certified public accountant, licensed in the state of New Hampshire. He is also a member of the Chinese Institute of Certified Public Accountants. Mr. Ma received a bachelor’s degree in economics from Peking University in China.

Mr. Derong Jiang is our co-founder and has served as our senior vice president of quality control since April 2002. He served as our director from June 2010 to August 2013.  Mr. Jiang has over 20 years of experience in research and development management.  Prior to joining us, Mr. Jiang served as vice president of China Da Tong Industrial Co., Ltd. from July 1996 to March 2002, and worked at the Founder Group from July 1994 to June 1996.  Mr. Jiang received a bachelor’s degree in mechanics and a master’s degree in solid mechanics from Peking University in China.

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

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately RMB11.35 million ($1.85 million) in cash to our executive officers, and paid an aggregate of RMB0.41 million ($0.07 million) in premiums for commercial medical insurance coverage for some of our executive officers. We did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and variable interest entities and the variable interest entities’ subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

Share Incentive Plans

2007/2012 Share Incentive Plan

On July 15, 2007, we adopted our 2007 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2007 Share Incentive Plan was subsequently amended several times with the required approvals by the Registrant’s board of directors and/or shareholders. At the annual general meeting held on December 16, 2011, our shareholders approved amendments to the 2007 Share Incentive Plan whereby the maximum aggregate number of our shares that may be issued pursuant to all awards under the plan was increased to 41,987,000 shares. On September 1, 2012, we adopted our 2012 Share Incentive Plan, under which a maximum number of 15,846,569 ordinary shares are available for issuance pursuant to all awards. Simultaneously, we further amended the 2007 Share Incentive Plan by reducing the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2007 Share Incentive Plan from 41,987,000 to 26,140,431, and terminated the 2007 Share Incentive Plan as of the same date. As a result, the maximum number of ordinary shares available for issuances pursuant to all awards under the 2007 Share Incentive Plan, as amended and terminated, and the 2012 Share Incentive Plan still equal 41,987,000. The other terms and provisions of the 2012 Share Incentive Plan are substantially similar to those of the 2007 Share Incentive Plan, as amended and terminated, including, without limitation, the same expiration date on July 15, 2014.

As of March 31, 2014, options to purchase 28,480 ordinary shares and 10,551,449 restricted shares, which are treated as nonvested shares under U.S. GAAP, have been granted to selected employees and directors under the 2007/2012 Share Incentive Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates.

The following paragraphs describe the principal terms of the 2012 Share Incentive Plan.

Types of awards.  The 2012 Share Incentive Plan permits the awards of options, restricted shares, share appreciation rights, share payments, deferred shares and restricted share units.

Plan Administration.  Our board of directors, our compensation committee or a sub-committee designated by our board will administer the 2012 Share Incentive Plan.  The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement.  Awards granted under the 2012 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award.  In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility.  We may grant awards to our employees, directors and consultants of our company.  However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control of the Company.  The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2012 Share Incentive Plan.  In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

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

Termination of the Plan.  Unless terminated earlier, the 2012 Share Incentive Plan will terminate automatically in 2014.  Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law.  Shareholder approval is required for any amendment to the 2012 Share Incentive Plan that (i) increases the number of shares available under the 2012 Share Incentive Plan, (ii) permits the grant of options with an exercise price below fair market value on the date of grant, (iii) permits the plan administrator to extend the exercise period for an option beyond seven years from the date of grant, or (iv) results in a material increase in benefits or a change in eligibility requirements.

2013 Share Incentive Plan

On October 12, 2013, we adopted our 2013 Share Incentive Plan, under which a maximum number of 13,830,000 ordinary shares are initially available for issuance pursuant to all awards provided that, the shares reserved in the award pool shall be increased automatically if and whenever the shares reserved in the award pool account for less than 1% of the total then-issued and outstanding shares on an as-converted basis, as a result of which increase the shares reserved in the award pool immediately after each such increase shall equal 5% of the then-issued and outstanding shares on an as-converted basis. As of March 31, 2014, options to purchase 7,281,300 ordinary shares and 7,543,376 restricted shares, which are treated as nonvested shares under U.S. GAAP, have been granted to selected employees and directors under the 2013 Share Incentive Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates.

The following paragraphs describe the principal terms of the 2013 Share Incentive Plan.

Types of awards.  The 2013 Share Incentive Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration.  Our board of directors, our compensation committee, or a sub-committee designated by our board or compensation committee will administer the 2013 Share Incentive Plan.  The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement.  Awards granted under the 2013 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award.

Eligibility.  We may grant awards to our employees, directors and consultants of our company.  However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Exercise Price and Term of Awards.  The plan administrator shall determine the exercise price, grant price or purchase price for each award which shall be stated in the award agreement.  Each option shall expire at such time as the plan administrator shall determine at the time of its grant.  However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Vesting Schedule.  In general, our board of directors, or a committee designated by our board of directors, determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions.  Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination of the Plan.  Unless terminated earlier, the 2013 Share Incentive Plan will terminate automatically in 2023.  Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law.  Shareholder approval is required for any amendment to the 2013 Share Incentive Plan that (i) increases the number of shares available under the 2013 Share Incentive Plan, or (ii) permits the plan administrator to extend the term of the 2013 Share Incentive Plan or the exercise period for an option beyond ten years from the date of grant.

The following table summarizes, as of March 31, 2014, the options and restricted shares granted under our 2007 Share Incentive Plan, 2012 Share Incentive Plan and 2013 Share Incentive Plan to several of our executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Options/Restricted Shares	Exercise Price ($/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Congwu Cheng	93,000 restricted shares	n/a	October 12, 2013	n/a	4 years
	Options to purchase 362,700 ordinary shares	3.75	October 12, 2013	n/a	4 years
	2,300,000 restricted shares	n/a	January 29, 2014	n/a	2 years

Catherine Qin Zhang	3,368,000 restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 1, 2010 (1)
	1,200,000 restricted shares	n/a	February 27, 2012	n/a	3 years
	1,383,000 restricted shares	n/a	October 12, 2013	n/a	4 years
	Options to purchase 5,393,700 ordinary shares	3.75	October 12, 2013	n/a	4 years
	1,250,000 restricted shares	n/a	January 29, 2014	n/a	2 years
Jeffrey Zhijie Zeng	* restricted shares	n/a	June 30, 2010	n/a	4 years
	* restricted shares	n/a	May 10, 2013	n/a	3 years
Daqing Dave Qi	* restricted shares	n/a	June 30, 2010	n/a	4 years
	* restricted shares	n/a	May 10, 2013	n/a	3 years
Hongyi Zhou	* restricted shares	n/a	June 15, 2011	n/a	4 years
	* restricted shares	n/a	May 10, 2013	n/a	3 years
Yongqi Yang	1,200,000 restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 1, 2010 (1)
	1,200,000 restricted shares	n/a	February 27, 2012	n/a	3 years
	103,200 restricted shares	n/a	October 12, 2013	n/a	4 years
	Options to purchase 402,480 ordinary shares	3.75	October 12, 2013	n/a	4 years
	300,000 restricted shares	n/a	January 29, 2014	n/a	2 years
Derong Jiang	* restricted shares	n/a	October 12, 2013	n/a	4 years
	Options to purchase * ordinary shares	3.75	October 12, 2013	n/a	4 years
Xiyong Tang	* restricted shares	n/a	March 31, 2010	n/a	Vested immediately upon grant(2)
	* restricted shares	n/a	October 12, 2013	n/a	4 years
	Options to purchase * ordinary shares	3.75	October 12, 2013	n/a	4 years
	* restricted shares	n/a	January 29, 2014	n/a	2 years
Ji Ma	* restricted shares	n/a	September 30, 2013	n/a	4 years
	* restricted shares	n/a	January 29, 2014	n/a	2 years
Jun Jin	* restricted shares	n/a	September 1, 2012	n/a	4 years
Other individuals as a group	800,000 restricted shares	n/a	May 13, 2008	n/a	Upon completion of the initial public offering
Other individuals as a group	1,300,000 restricted shares	n/a	April 15, 2009	n/a	Vested immediately upon grant or on March 31, 2010
Other individuals as a group	Options to purchase 7,217,887 ordinary shares	0.30	April 15, 2009	April 15, 2016	0 – 4 years
Other individuals as a group	2,830,000 restricted shares	n/a	December 24, 2009	n/a	Vested immediately upon grant
Other individuals as a group	Options to purchase 5,932,168 ordinary shares	0.50	December 24, 2009	December 24, 2016	0 – 4 years
Other individuals as a group	Options to purchase 595,884 ordinary shares	1.00	April 30, 2010	April 30, 2017	0 – 4 years
Other individuals as a group	Options to purchase 272,028 ordinary shares	0.50	April 30, 2010	April 30, 2017	4 years
Other individuals as a group	168,000 restricted shares	n/a	February 9, 2011	n/a	4 years
Other individuals as a group	110,000 restricted shares	n/a	February 23, 2011	n/a	4 years
Other individuals as a group	683,780 restricted shares	n/a	April 27, 2011	n/a	3 years
Other individuals as a group	515,000 restricted shares	n/a	May 18, 2011	n/a	4 years
Other individuals as a group	1,174,700 restricted shares	n/a	September 30, 2011	n/a	3-4 years
Other individuals as a group	2,212,000 restricted shares	n/a	February 27, 2012	n/a	3-4 years
Other individuals as a group	964,000 restricted shares	n/a	June 1, 2012	n/a	4 years
Other individuals as a group	664,000 restricted shares	n/a	September 1, 2012	n/a	4 years
Other individuals as a group	148,000 restricted shares	n/a	December 1, 2012	n/a	4 years
Other individuals as a group	352,000 restricted shares	n/a	May 10, 2013	n/a	4 years

Other individuals as a group	465,600 restricted shares	n/a	June 1, 2013	n/a	4 years
Other individuals as a group	3,310,000 restricted shares	n/a	September 30, 2013	n/a	4 years
Other individuals as a group	158,800 restricted shares	n/a	October 12, 2013	n/a	4 years

Other individuals as a group	Options to purchase 619,320 ordinary shares	3.75	October 12, 2013	n/a	4 years
Other individuals as a group	926,628 restricted shares	n/a	December 6, 2013	n/a	4 years
Other individuals as a group	748,864 restricted shares	n/a	December 12, 2013	n/a	2 years
Other individuals as a group	1,610,000 restricted shares	n/a	January 29, 2014	n/a	2 years
Other individuals as a group	1,146,376 restricted shares	n/a	March 13, 2014	n/a	4 years

*                 Less than 1% of our outstanding ordinary shares as of March 31, 2014.

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

C.                                    Board Practices

Board of Directors

Our board of directors consists of eight directors.  A director is not required to hold any shares in the company by way of qualification.  A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction by the board.  A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.  None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors:  the audit committee, the compensation committee and the nominating and corporate governance committee.  We have adopted a charter for each of the three committees.  Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Dr. Daqing Dave Qi and Mr. Jeffrey Zhijie Zeng.  Dr. Daqing Dave Qi, a professor of accounting and member of the American Accounting Association, is the chairman of our audit committee.  We have determined that Dr. Daqing Dave Qi and Mr. Jeffrey Zhijie Zeng satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act and Dr. Daqing Dave Qi qualifies as an “audit committee financial expert.”  The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

·                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

·                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

·                  discussing the annual audited financial statements with management and the independent auditors;

·                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

·                  reviewing and approving all proposed related party transactions;

·                  meeting separately and periodically with management and the independent auditors; and

·                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In 2013, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee.  Our compensation committee consists of Mr. Jeffrey Zhijie Zeng, Dr. Daqing Dave Qi and Mr. Hongyi Zhou.  Mr. Jeffrey Zhijie Zeng is the chairman of our compensation committee.  We have determined that Mr. Jeffrey Zhijie Zeng, Dr. Daqing Dave Qi and Mr. Hongyi Zhou satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules.  The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

·                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

·                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

·                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

·                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

In 2013, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Mr. Jeffrey Zhijie Zeng and Dr. Daqing Dave Qi.  Mr. Jeffrey Zhijie Zeng is the chairperson of our nominating and corporate governance committee.  Mr. Jeffrey Zhijie Zeng and Dr. Daqing Dave Qi satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules.  The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.  The nominating and corporate governance committee is responsible for, among other things:

·                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

·                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

·                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

·                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

In 2013, our nominating and corporate governance committee passed resolutions by unanimous written consent once.

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

D.                                    Employees

We had 2,727, 2,825 and 3,628 employees as of December 31, 2011, 2012 and 2013, respectively.  The following table sets forth the number of our employees by function as of December 31, 2013:

Functional Area	Number of Employees	% of Total
Data Collection and Processing	1,391	38%
Research and Development	1,546	43%
Sales and Marketing	437	12%
General Administration	254	4%
Total	3,628	100%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2014, assuming conversion of all of our preferred shares into 50,409,444 ordinary shares, by:

·                  each of our directors and executive officers; and

·                  each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2014, we had 278,101,445 shares outstanding, including 7,237,712 ordinary shares that have been issued to our depositary and reserved for future grants under our share incentive plans.  These 7,237,712 ordinary shares are therefore not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.  Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2014, including through the exercise of any option, warrant or other right or the conversion of any other security.  These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Congwu Cheng(1)	18,320,000	6.8
Jun Hou(2)	25,054,458	9.2
Catherine Qin Zhang(3)	4,184,000	1.5
Jeffrey Zhijie Zeng(4)	*	*
Daqing Dave Qi(5)	*	*
Hongyi Zhou(6)	*	*
Joseph C. Tsai(7)	—	—
Eddie Wu(7)	—	—
Ji Ma	—	—
Derong Jiang(8)	6,160,000	2.3
Yongqi Yang	*	*
Xiyong Tang(9)	6,914,458	2.6
Jun Jin	*	*
All Directors and Executive Officers as a Group	50,516,540	18.7
Principal Shareholders:
Ali ET Investment Holding Limited(10)	78,428,700	29.0
Double88 Capital Limited(11)	18,320,000	6.8
Million Stone Development Limited(12)	18,240,000	6.7
Win Stone Limited(13)	18,140,000	6.7

*                 Less than 1%.

**   Except for Messrs. Jeffrey Zhijie Zeng, Daqing Dave Qi, Hongyi Zhou, Joseph Tsai, Eddie Wu, the business address of our directors and executive officers is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.

(1)         Includes 18,320,000 ordinary shares held by Double88 Capital Limited, which is incorporated in the British Virgin Islands.  Mr. Cheng holds 100% of the outstanding shares of Double88 Capital Limited.

(2)         Includes 18,140,000 ordinary shares held by Win Stone Limited and 5,300,000 ordinary shares and 403,614.5 ADSs representing 1,614,458 ordinary shares held by Double88 Group Holdings Limited, each of which is incorporated in the British Virgin Islands.  Mr. Hou is a director of Win Stone Limited and holds 74.86% of the outstanding shares of Win Stone Limited.  He is also a director and the largest shareholder of Double88 Group Holdings Limited holding 45.85% of its outstanding shares.  Mr. Hou disclaims beneficial ownership of the ordinary shares owned by Win Stone Limited and Double88 Group Holdings Limited except to the extent of his pecuniary interest therein.

(3)         Includes 3,624,740 ordinary shares and 139,815 ADSs representing 559,260 ordinary shares held by Ms. Zhang.

(4)         The business address is Suite 2205, 22th Floor, Raffles City Beijing Office Tower, No. 1 Dongzhimen South Street, Dongcheng District, Beijing, The People’s Republic of China.

(5)         The business address is 3F, Tower E3, Oriental Plaza, 1 East Chang An Avenue Beijing, The People’s Republic of China.

(6)         The business address is Building 2, 6 Hao Yuan, JiuXianQiaoLu, Chaoyang District, Beijing, The People’s Republic of China.

(7)         The business address is 26th Floor, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(8)         Includes 5,200,000 ordinary shares and 240,000 ADSs representing 960,000 ordinary shares held by Progress Asia Holdings Limited, which is incorporated in the British Virgin Islands.  Mr. Jiang holds 100% of the outstanding shares of Progress Asia Holdings Limited.

(9)         Includes 5,300,000 ordinary shares and 403,614.5 ADSs representing 1,614,458 ordinary shares held by Double88 Group Holdings Limited, which is incorporated in the British Virgin Islands.  Mr. Tang is a director and holds 21.48% of the outstanding shares of Double88 Group Holdings Limited.  Mr. Tang disclaims beneficial ownership of the ordinary shares owned by Double88 Group Holdings Limited except to the extent of his pecuniary interest therein.

(10)  Includes 28,019,256 ordinary shares and 50,409,444 ordinary shares issuable upon conversion of the same number of Series A preferred shares (subject to adjustment from time to time in accordance with the relevant investment agreement with us) held by Ali ET Investment Holding Limited, which is organized under the laws of Cayman Islands. The business address for Ali ET Investment Holding Limited is 26th Floor, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(11)  Double88 Capital Limited, a company incorporated in the British Virgin Islands, is 100% owned by Mr. Congwu Cheng.  The registered address for Double88 Capital Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)  Million Stone Development Limited, a company incorporated in the British Virgin Islands, is 25% owned by Mr. Jianjun Yuan, a co-founder of our company, and 75% owned by Mr. Zilong Liu, an independent third party.  As directors of Million Stone Development Limited, Messrs. Jianjun Yuan and Zilong Liu share voting and investment powers with respect to the ordinary shares owned by Million Stone Development Limited.  Each of Mr. Jianjun Yuan and Mr. Zilong Liu disclaims beneficial ownership of the ordinary shares owned by Million Stone Development Limited except to the extent of his pecuniary interest therein.  The registered address for Million Stone Development Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(13)  Win Stone Limited, a company incorporated in the British Virgin Islands, is 74.86% owned by Mr. Jun Hou and 25.14% owned by Mr. Peng Liu, a co-founder of our company.  As directors of Win Stone Limited, Messrs. Jun Hou and Peng Liu share voting and investment powers with respect to the ordinary shares owned by Win Stone Limited.  Each of Mr. Jun Hou and Mr. Peng Liu disclaims beneficial ownership of the ordinary shares owned by Win Stone Limited except to the extent of his pecuniary interest therein.  The registered address for Win Stone Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

125,350,003 of our ordinary shares, representing 45.1% of our total outstanding shares, are held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program, as of March 31, 2014.  The 125,350,003 shares held by Deutsche Bank Trust Company Americas include 7,237,712 ordinary shares that are reserved for future grants under our share incentive plans.  The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our shares in the United States.

In connection with our entry into the Merger Agreement with Alibaba Group on April 11, 2014, Jun Hou, Congwu Cheng, Derong Jiang, Xiyong Tang, Jun Xiao, Jianjun Yuan and Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited and Progress Asia Holdings Limited entered into a voting agreement with AIL and Ali ET on the same date. Pursuant to the voting agreement, each of Jun Hou, Congwu Cheng, Derong Jiang, Xiyong Tang, Jun Xiao, Jianjun Yuan and Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited and Progress Asia Holdings Limited has agreed to, among other things, during the term of the voting agreement, vote or cause to be voted all of its ordinary shares, including ordinary shares represented by ADSs (1) in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, (2) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement, (3) against any competing acquisition proposal or any other transaction, proposal, agreement or action made in opposition to approval of the Merger Agreement or the transactions contemplated by the Merger Agreement or in competition or inconsistent with the merger and the other transactions contemplated by the Merger Agreement, (4) against any other action, agreement or transaction that is intended, that would be reasonably expected to, or the effect of which would be reasonably expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the Merger Agreement or the voting agreement or their performance of their obligations under the voting agreement, (5) against any action, proposal, transaction or agreement that would be reasonably expected to result in our breach of the Merger Agreement or their breach of the voting agreement and (6) in favor of any adjournment, recess or postponement of any such meeting of shareholders of us as may be requested by AIL, unless, in each case, our board of directors of has, in accordance with the Merger Agreement, effected a change in its recommendation to our shareholders to vote in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement. Also pursuant to the voting agreement, they irrevocably and unconditionally appointed AIL, and any designee of AIL, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote, act by written consent or execute and deliver a proxy during the term of the voting agreement solely in respect of the matters described in the immediately preceding paragraph.  Each of them has further agreed, during the term of the voting agreement, not to sell, transfer, pledge, or otherwise dispose of any ordinary shares and ADSs it beneficially owns, except for those transfers expressly permitted under the voting agreement.

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

Loan Extended to An Equity Method Investee

In 2013, we extended a loan to Ariadne’s Thread Co., Ltd., of which 20% equity interests is held by AutoNavi Software. The loan is no-interest bearing, uncollateralized and with a maturity term of one year.  As of December 31, 2013, the outstanding balance of the loan was $0.4 million.

Transactions with A Joint Venture

On October 28, 2011, AutoNavi Software and TomTom Global established a joint venture, GoldenTom, to provide digital map databases and traffic information in China.  GoldenTom is 51% owned by us and 49% owned by TomTom Global, and acts as a distribution channel of our and TomTom Global’s products.  Pursuant to the investment agreement between TomTom Global and us, the significant decisions in the ordinary course of business of GoldenTom should be made by all members of GoldenTom’s board of directors unanimously, including those appointed by TomTom Global and us.  As a result, we do not have control over GoldenTom, and we and TomTom Global share the control over the significant activities of GoldenTom.  Our investment in GoldenTom is therefore accounted for as an equity method investment.  For the years ended December 31, 2011, 2012 and 2013, $0.2 million, $3.4 million and $2.0 million were recognized as revenue shared from GoldenTom, respectively, and $0.6 million, $2.1 million and $0.4 million were recorded as deferred revenue due to post contract service term.  As of December 31, 2011, 2012 and 2013, we had receivable of $1.1 million, $4.7 million and nil outstanding from GoldenTom, respectively. As of December 12, 2013, the full amount of receivable balance due from GoldenTom was provided as bad debts based on our estimates of future collectability.

Investment from Alibaba Group

In May 2013, we entered into an investment agreement with Ali ET, pursuant to which Ali ET purchased 28,019,256 ordinary shares and 50,409,444 Series A preferred shares from us, accounting for 28% of our then total issued and outstanding shares on a fully-diluted basis, for an aggregate consideration of $294 million in cash. The Series A preferred shares are convertible into our ordinary shares at any time. Each of our Series A preferred shares is initially convertible into one ordinary share. Under the investment agreement, Ali ET agreed to a one-year lock up, restricting its right to transfer the shares it has acquired for one year from the purchase date, except for certain permitted transfers and transfers to affiliates.

Investor’s Rights Agreement

In connection with Ali ET’s investment in May 2013, we and certain of our founding shareholders entered into an investor’s rights agreement with Ali ET. The investor’s rights agreement provides that our board of directors will be comprised of no fewer than five and no more than nine directors, including, depending on the percentage of our then capitalization the Series A preferred shares represent, either one or two directors designated by holders of the Series A preferred shares. Under this agreement, holders of ordinary shares converted from our Series A preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration. See “—Registration Rights.” For so long as Ali ET beneficially owns any Series A preferred shares, it has preemptive rights with respect to any issuance of securities by us, subject to certain exceptions. For so long as Ali ET beneficially owns a number of Series A preferred shares and/or ordinary shares issued upon conversion of the preferred shares equal to at least 75% of the Series A preferred shares it acquired, it has a right of first refusal for certain transactions involving a change of control in us.

Registration Rights

We have granted registration rights to Ali ET in connection with its investment in May 2013. Set forth below is a description of the registration rights granted under the investor’s rights agreement.

Demand Registration Rights. The holders of at least 15% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities as long as the aggregated offering price of the registration exceed $10,000,000. We, however, are not obligated to effect a demand registration if, among other things, we have already effected one demand registration within the six-month period preceding the date of such request. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period. We are not obilgated to effect more than two demand registrations.

Form F-3 Registration Rights. If we are eligible to use Form F-3, the holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We may defer filing of a registration statement on Form F-3 for up to 90 days if our board of directors determines in good faith that filing such a registration statement will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period. We are not obligated to file a registration statement on Form F-3 if, among other things, we have already effected two registrations on Form F-3 within a 12-month period preceding the date of the registration request.

Piggyback Registration Rights. If we propose to file a registration statement with respect to an offering of securities of our company, then we must use our best efforts to offer each holder of the registrable securities the opportunity to include their shares in the registration statement. Such requests for registrations are not counted as demand registrations.

Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration, except for underwriting discounts and commissions relating to registration and sale of their shares, unless a registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities.

Business Cooperation Agreement

In connection with Ali ET’s investment in May 2013, we also entered into a business cooperation agreement with Alibaba Group in order to form a strategic alliance to jointly explore and develop location-based e-commerce opportunities. Pursuant to the business cooperation agreement, we and Alibaba Group agree to share certain data, including our map data and location-related information of the merchants on Alibaba’s e-commerce platforms, including Taobao Marketplace and Tmall.com, We and Alibaba Group also agree to cooperate in the areas of  map engine, location search, navigation and cloud computing services and cross-promote our respective products and services, with a goal of developing new location-based business models.

Merger with Alibaba Group

On April 11, 2014, we entered into the Merger Agreement with Alibaba Group. Pursuant to the Merger Agreement, Ali ET will be merged with and into us, with us continuing as the surviving corporation and a wholly-owned subsidiary of AIL. See “Item 4. Information of the Company—E. History and Development of the Company.”

In connection with our entry into the Merger Agreement, Jun Hou, Congwu Cheng, Derong Jiang, Xiyong Tang, Jun Xiao, Jianjun Yuan and Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited and Progress Asia Holdings Limited entered into a voting agreement with AIL and Ali ET on the same date. Pursuant to the voting agreement, each of Jun Hou, Congwu Cheng, Derong Jiang, Xiyong Tang, Jun Xiao, Jianjun Yuan and Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited and Progress Asia Holdings Limited has agreed to, among other things, during the term of the voting agreement, vote or cause to be voted all of its ordinary shares to approve, among others, the Merger Agreement. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Our board of directors has complete discretion on whether to distribute dividends.  Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.  In addition, pursuant to the Merger Agreement, we are required not to declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of our shares without the prior written consent of AIL from the date of the Merger Agreement to the date when the merger becomes effective.  If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.  Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

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

In 2013, the trading price of our ADSs on the NASDAQ Global Select Market ranged from $9.90 to $18.20 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NASDAQ Global Select Market for our ADSs.

	Sale Price
	High	Low
2010	22.72	12.62
2011	20.2	8.87
2012	13.54	9.38
First quarter	13.54	9.50
Second quarter	13.46	9.38
Third quarter	13.46	11.20
Fourth quarter	12.68	9.65
2013	18.20	9.90
First quarter	12.66	9.90
Second quarter	15.19	10.05
Third quarter	17.95	11.24
Fourth quarter	18.20	13.51
October	18.20	14.81
November	15.96	14.27
December	15.50	13.51
2014
First quarter	21.20	13.60
January	17.00	13.60
February	21.20	14.50
March	20.85	19.95
April (through April 21)	20.73	19.85

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

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2013 Revision), insofar as they relate to the material terms or our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands.  The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Anti-Takeover Provisions.  Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

·                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

·                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Preferred Shares

Our board of directors may provide, out of the unissued shares, for series of preferred shares. Our board of directors may fix the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof, whether the preferred shares shall have voting rights in addition to any voting rights provided by law and other rights of the shares of a series of preferred shares. The voting powers of any series of preferred shares may include the right to elect one or more directors who shall serve for such term and have such voting powers as shall be stated in the resolution or resolutions providing for the issuance of such preferred shares. The term of office and voting powers of any director elected by preferred shareholders may be greater than or less than those of any other director or class of directors. The powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of preferred shares shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

We issued 50,409,444 Series A preferred shares, along with 28,019,256 ordinary shares, to Ali ET in May 2013. Below is a summary of the rights of holders of our Series A preferred shares:

Voting right. Holders of the Series A preferred shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares.

Dividends. If we could declare and pay any dividends on the ordinary shares, holders of Series A preferred shares should be entitled to share in such dividends on a pro rata basis, as if their shares had been converted into ordinary shares.

Liquidation preference. Upon the occurrence of a liquidation event, preferred shareholder can receive the sum of (i) the Series A investment price, (ii) all accrued but unpaid dividend thereon, and (iii) an amount per annum equal to 15% of the sum of (i) and (ii) outstanding, which amount shall accrue daily and shall be compounded on an annual basis (the sum of clauses (i), (ii) and (iii), the “Liquidation Preference Amount”). Liquidation event includes (i) the voluntary or involuntary liquidation, dissolution or winding up of the affairs of any material group company; or (ii) a change of control of any material group company; provided that, a change of control of any material group company that occurs on or after the first anniversary of the closing shall not be deemed to be a liquidation event.

Redemption. At any time prior to the first anniversary of the Series A preferred shares original issue date, in the event of change of control of us, each Series A prefer shareholder shall have the option to require us to purchase any or all of its Series A prefer shares, out of funds legally available therefor, at a purchase price per share, payable in cash, equal to 120% of the then applicable Liquidation Preference Amount.

Conversion. At the option of the Series A shareholder, the preferred shares may be converted into ordinary shares in whole or in part and from time to time. The conversion ratio is on a one for one basis, subject to certain anti-dilution adjustments such as adjustments for share dividends, subdivisions, combinations or consolidations of ordinary shares.

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

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code.  This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect.  This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.  In addition, this summary does not discuss any state, local or non-United States tax considerations or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

Based on the price of our ADSs and ordinary shares and the composition of assets (in particular, the retention of a large amount of cash), we believe that it is very likely that we were classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2013, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2014 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation is considered a PFIC for any taxable year if either:

·                                          75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or

·                                          50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income (the “asset test”).

For this purpose, cash and assets readily convertible into cash are generally classified as passive assets and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entities will be treated as ownership of stock.  Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC.

If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, your ADSs or shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC unless we subsequently became a PFIC. The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult your tax advisor about the deemed sale election with regard to our company and subsidiaries.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under the PFIC rules:

·                  such excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

·                  such amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

·                  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to the highest tax rate in effect for that taxable year; and

·                  an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each prior taxable year other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (such as the NASDAQ), as defined in applicable Treasury regulations. Although our ADSs are currently traded on the NASDAQ, no assurance can be given that the ADSs will be regularly traded on an established securities market in the United States for any taxable year. If any of our subsidiaries are or become PFICs, the mark-to-market election will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

We do not intend to provide U.S. Holders with the information necessary to permit U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require. In addition, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.  You are urged to consult your tax advisor regarding the application of the PFIC rules, including possibility of making a mark-to-market election.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any taxes withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs.  Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.  A non-corporate recipient will be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty, (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.  United States Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ, as are our ADSs (but not our ordinary shares).  Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  There can be no assurance that the dividends we pay on our ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years.  Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.  You are urged to consult your tax advisors regarding the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act.  Under the Exchange Act, we are required to file reports and other information with the SEC.  Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31.  Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  The public may obtain information regarding the Washington, D.C.  Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion.  As of December 31, 2013, we had an RMB denominated cash balance of RMB1,817.3 million and a U.S. dollar denominated cash balance of $99.1 million.  Assuming we had converted the U.S. dollar denominated cash balance of $99.1 million as of December 31, 2013 into RMB at the exchange rate of $1.00 for RMB6.0537as of December 31, 2013, this cash balance would have been RMB599.9 million.  Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB593.9 million as of December 31, 2013.  Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.  Assuming we had converted the RMB-denominated cash balance of RMB1,817.3 million into U.S. dollars at the exchange rate of $1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been $300.2 million.  Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $297.2 million.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2011, 2012 and 2013 were increases of 5.4%, 2.6% and 2.6%, respectively.  The year-over-year percent changes in the consumer price index for February 2012, 2013 and 2014 were increases of 3.2%, 3.2% and 2.0%, respectively.  Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.  For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation.  Additionally, because a significant portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets.  We are not able to hedge our exposure to higher inflation in China.

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

The following charges shall be incurred by the ADS holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

Persons Depositing or Withdrawing Shares Must Pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	· Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
· Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	· Any distribution of cash proceeds to you
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	· Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	· Depositary services
Registration or transfer fees	· Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	· Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
· Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes

· As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	· As necessary

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.  The fees described above may be amended from time to time.

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur in relation to the establishment and maintenance of our ADS program, including investor relations expenses.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.  Further, the depositary has agreed to reimburse us for certain fees payable to the depositary by holders of our ADSs.  For the year ended December 31, 2013, we received approximately $0.2 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of our ADS program.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013.  In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting was effective. Our management has excluded Alohar Mobile Inc, which was acquired in December 2013, from our assessment for internal control over financial reporting. Alohar Mobile Inc. contributed to 0.03% of our total assets and 0.45% of our net loss for the year ended December 31, 2013.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013 and has issued an attestation report set forth below.

Report of independent registered public accounting firm

To the board of directors and shareholders of AutoNavi Holdings Limited

We have audited the internal control over financial reporting of AutoNavi Holdings Limited, its subsidiaries, its variable interest entities (“VIE”) and its VIE’s subsidiaries (collectively the “Group”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Alohar Mobile Inc., which was acquired on December 12, 2013, and whose financial statements constitute 0.06% and 0.03% of net and total assets, respectively, nil of revenues, and 0.45% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2013. Accordingly, our audit did not include the internal control over financial reporting at Alohar Mobile Inc. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated April 23, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 23, 2014

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                 CONTROLS AND PROCEDURES

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Daqing Dave Qi, a member of our audit committee, qualifies as an “audit committee financial expert.”  Dr. Daqing Dave Qi is an independent director under the standards set forth in Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte, our principal external auditors, for the periods indicated.  We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2012	2013
	US$	US$
	(In thousands)
Audit fees(1)	1,153	1,181
Tax fees(2)	88	54

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us during 2013. No shares were repurchased during 2013 except during the months indicated and all shares were purchased in the open market.

Issuer Repurchases in the Year Ended December 31, 2013

	Total Number of ADSs Purchased(1)(2)	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
June, 2013	206,816	12.41	8.27%	—
July, 2013	219,385	12.47	8.78%	—
August, 2013	90,700	12.41	3.63%	—
September, 2013	79,215	11.95	3.17%	—
Total

(1)         Each ADS represents four ordinary shares.

(2)         All repurchases shown on the table were made pursuant to a share repurchase program that was approved by our board of directors in June 2013. Pursuant to this program, we are authorized, but not obligated, to repurchase the aggregate number of up to 2.5 million of our ADSs until June 2014. During 2013, we repurchased a total of 596,116 ADSs, representing 2,384,464 ordinary shares, with a total consideration of approximately $7.2 million at the price range of $11.56 to $12.84 per ADS, including brokerage commissions, pursuant to the share repurchase program.

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

We have elected to follow home country practice with respect to the adoption of the 2012 Share Incentive Plan without shareholder approval in lieu of NASDAQ Stock Market Rule 5635(c). See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans” for more details of the amendment and termination of 2007 Share Incentive Plan and the adoption of 2012 Share Incentive Plan.

We have elected to follow home country practice with respect to the issuance of our shares to Ali ET Investment Holding Limited without shareholder approval in lieu of NASDAQ Stock Market Rule 5635(b), which requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company. See “Item 4. Information on the Company—A. History and Development of the Company” for more details of the issuance.

We have also elected to follow home country practice with respect to the minimum number of directors which the audit committee shall consist of in lieu of NASDAQ Stock Market Rule 5605(c)(2), which requires a NASDAQ-listed company to have an audit committee of at least three members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors” for more details of the composition of our audit committee.

Other than the above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

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

4.4*	Investor’s Rights Agreement among the Registrant, Ali ET Investment Holding Limited and several other parties named therein dated May 17, 2013.
4.5*

Certificate of the Designations, Preferences and Relative Participating, Optional and other Special Rights and Qualifications, Limitations or Restrictions of Series A Convertible Preferred Shares of the Registrant dated May 16, 2013.

8.1*	Subsidiaries of the Registrant.
10.1

2007 Share Incentive Plan, as amended and terminated as of September 1, 2012 (incorporated by reference to Exhibit 10.1 from our S-8 registration statement (File No. 333-184375) filed with the Commission on October 11, 2012).

10.2

2012 Share Incentive Plan, as adopted as of September 1, 2012 (incorporated by reference to Exhibit 10.2 from our S-8 registration statement (File No. 333-184375) filed with the Commission on October 11, 2012).

10.3*	2013 Share Incentive Plan, as adopted as of October 12, 2013.
10.4

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

10.7

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

10.22*	English translation of Lease between China National Software & Service Company Limited and AutoNavi Software Co., Ltd. dated June 3, 2013.
10.23

English translation of form of Real Property Purchase Agreement and Supplementary Agreement dated August 2012 and material terms of each Real Property Purchase Agreement and Supplementary Agreement relating to the Registrant’s new map data facility (incorporated by reference to Exhibit 10.22 from our Form 20-F (File No. 001-34784), filed with the Commission on April 26, 2013).

10.24*	Investment Agreement by and between the Registrant and Ali ET Investment Holding Limited dated May 10, 2013.
10.25*	Agreement and Plan of Merger, dated September 13, 2013, among AutoNavi Holdings Ltd., AutoNavi Investment Ltd., AutoNavi (USA) Company, AutoNavi Acquisition Sub Company, Alohar Mobile Inc. and Jun Ye.
10.26

Agreement and Plan of Merger, dated April 11, 2014, among Alibaba Investment Limited, Ali ET Investment Holding Limited and AutoNavi Holdings Limited (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-34784) filed with the Commission on April 11, 2014).

10.27

Voting Agreement, dated April 11, 2014, by and among Alibaba Investment Limited, Ali ET Investment Holding Limited and the shareholders listed therein (incorporated by reference to Exhibit 99.3 from our Form 6-K (File No. 001-34784) filed with the Commission on April 11, 2014).

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

AutoNavi Holdings Limited

	By:	/s/ Congwu Cheng

		Name:	Congwu Cheng

		Title:	Executive Chairman of Board of Directors and Chief Executive Officer

Date: April 23, 2014

AUTONAVI HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

AUTONAVI HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of AutoNavi Holdings Limited (“AutoNavi” or the “Company”), its subsidiaries, its variable interest entities (“VIE”) and its VIE’s subsidiaries (collectively the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income/ (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 23, 2014

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2012	2013
Assets

Current assets
Cash and cash equivalents	151,543	399,316
Restricted cash	835	149
Term deposits	64,686	80,942
Accounts receivable, net of allowance for doubtful accounts of $1,859 and $3,882 as of December 31, 2012 and 2013, respectively	45,985	36,777
Due from related parties, trading	4,749	7
Due from related parties, non-trading	3	448
Prepaid expense and other current assets	7,840	16,200
Deferred tax assets-current	1,838	554

Total current assets	277,479	534,393

Property and equipment, net	47,120	52,022
Prepayment for acquisition of property	8,677	8,930
Equity method investments	4,164	3,611
Acquired intangible assets, net	5,004	8,637
Goodwill	8,837	35,391
Deferred tax assets-non-current	150	113
Other long term assets	373	2,633

TOTAL ASSETS	351,804	645,730

Liabilities

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $2,124 and $3,488 as of December 31, 2012 and 2013, respectively)	2,124	3,493
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $13,907 and $13,743 as of December 31, 2012 and 2013, respectively)	14,630	14,440
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $26,230 and $33,263 as of December 31, 2012 and 2013, respectively)	29,613	43,058
Income tax payable (including income taxes payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $10,082 and $6,602 as of December 31, 2012 and 2013, respectively)	10,417	6,438
Derivative (including derivative of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of December 31, 2012 and 2013, respectively)	—	776

Total current liabilities	56,784	68,205

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $862 and $583 as of December 31, 2012 and 2013, respectively)	966	2,745

Total liabilities	57,750	70,950
Commitments (Note 21)

Series A convertible redeemable preferred shares ($0.0001 par value; nil and 50,409,444 shares authorized, nil and 50,409,444 shares issued and outstanding as of December 31, 2012 and 2013, respectively, liquidation value of $206,825)	—	188,453

Equity
AutoNavi Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 196,979,163 and 226,443,995 shares issued, and 185,568,940 and 217,184,923 shares outstanding as of December 31, 2012 and 2013, respectively)	19	23
Additional paid-in capital	189,373	298,476
Treasury stock	(29,164)	(27,003)
Statutory reserve	11,668	13,229
Retained earnings	95,715	68,784
Accumulated other comprehensive income	20,546	26,785

Total AutoNavi Holdings Limited shareholders’ equity	288,157	380,294
Noncontrolling interest	5,897	6,033

Total equity	294,054	386,327

TOTAL LIABILITIES AND EQUITY	351,804	645,730

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2011	2012	2013
Revenue	129,749	163,241	143,065
Business tax	(2,789)	(3,548)	(1,391)

Net revenues	126,960	159,693	141,674
Cost of revenues	(35,021)	(43,019)	(47,819)

Gross profit	91,939	116,674	93,855

Operating expenses
Research and development	(23,720)	(35,581)	(60,134)
Selling and marketing	(16,428)	(24,958)	(46,211)
General and administrative	(15,114)	(20,322)	(30,099)
Impairments of intangible assets	(19)	—	—

Total operating expenses	(55,281)	(80,861)	(136,444)
Government subsidies	163	3,111	1,446

Operating income/(loss)	36,821	38,924	(41,143)
Gain on re-measurement of fair value of the equity method investment	995	—	—
Interest income	5,226	6,456	14,564
Change in fair value of forward contract	2,465	—	—
Foreign exchange (loss) /gains	(1,579)	454	3,552
Other income	188	342	406

Income/(loss) before income taxes, share of net loss of equity method investment	44,116	46,176	(22,621)
Income tax expense	(5,086)	(7,214)	(932)
Share of net loss of equity method investment, net of tax	(653)	(778)	(795)

Net income/(loss)	38,377	38,184	(24,348)
Less: Net income attributable to noncontrolling interest	1,842	1,676	1,022

Net income/(loss) attributable to AutoNavi Holdings Limited shareholders	36,535	36,508	(25,370)

Less: Net income attributable to AutoNavi Holdings Limited Series A preferred shareholders	—	—	—

Net income/(loss) attributable to AutoNavi Holdings Limited ordinary shareholders	36,535	36,508	(25,370)

Net income/(loss) per ordinary share
Basic	0.19	0.19	(0.12)
Diluted	0.18	0.18	(0.12)

Weighted average number of shares used in calculating net income per ordinary share
Basic	190,132,407	190,853,540	205,328,926
Diluted	201,230,735	201,168,386	205,328,926

Other comprehensive income, net of tax of nil
Foreign currency translation adjustment	7,013	2,338	6,416

Comprehensive income/(loss)	45,390	40,522	(17,932)
Less: comprehensive income attributable to noncontrolling interest	2,042	1,730	1,199

Comprehensive income/(loss) attributable to AutoNavi Holdings Limited shareholders	43,348	38,792	(19,131)

Share-based compensation expense included in
Cost of revenues	232	221	(356)
Research and development	2,464	3,785	5,382
Selling and marketing	1,705	4,651	2,439
General and administrative	961	3,879	5,907

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

(U.S. dollars in thousands, except share and per share data)

	AutoNavi Holdings Limited shareholders
								Total AutoNavi
							Accumulated	Holdings
			Additional				other	Limited	Non
	Ordinary shares		paid-in		Statutory	Retained	comprehensive	shareholders’	controlling	Total
	Number	Amount	capital	Treasury Stock	reserve	earnings	income	equity	interest	equity
Balance at December 31, 2010	188,632,684	19	169,132	—	6,322	28,023	11,449	214,945	3,417	218,362
Provision of statutory reserve	—	—	—	—	3,041	(3,041)	—	—	—	—
Vesting of nonvested shares	35,000	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of share options	2,806,032	—	1,232	—	—	—	—	1,232	—	1,232
Share-based compensation	—	—	5,362	—	—	—	—	5,362	—	5,362
Dividends paid to noncontrolling interest of ADF Navigation	—	—	—	—	—	—	—	—	(468)	(468)
Net income	—	—	—	—	—	36,535	—	36,535	1,842	38,377
Foreign currency translation adjustment	—	—	—	—	—	—	6,813	6,813	200	7,013

Balance at December 31, 2011	191,473,716	19	175,726	—	9,363	61,517	18,262	264,887	4,991	269,878
Provision of statutory reserve	—	—	—	—	2,310	(2,310)	—	—	—	—
Repurchase of shares	(10,146,588)	—	—	(29,164)	—	—	—	(29,164)	—	(29,164)
Vesting of nonvested shares	1,574,020	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of share options	2,667,792	—	1,111	—	—	—	—	1,111	—	1,111
Share-based compensation	—	—	12,536	—	—	—	—	12,536	—	12,536
Dividends paid to noncontrolling interest of ADF Navigation	—	—	—	—	—	—	—	—	(824)	(824)
Disposal of Xuancai	—	—	—	—	(5)	—	—	(5)	—	(5)
Net income	—	—	—	—	—	36,508	—	36,508	1,676	38,184
Foreign currency translation adjustment	—	—	—	—	—	—	2,284	2,284	54	2,338

Balance at December 31, 2012	185,568,940	19	189,373	(29,164)	11,668	95,715	20,546	288,157	5,897	294,054
Provision of statutory reserve	—	—	—	—	1,561	(1,561)	—	—	—	—
Issuance of ordinary shares to Alibaba Group, net of $458 offering costs	28,019,256	3	104,200	—	—	—	—	104,203	—	104,203
Repurchase of shares	(2,384,464)	—	—	(7,244)	—	—	—	(7,244)	—	(7,244)
Reissuance of repurchased shares	—	—	(9,405)	9,405	—	—	—	—	—	—
Vesting of nonvested shares	2,718,280	1	(1)	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of share options	3,262,911	—	1,201	—	—	—	—	1,201	—	1,201
Share-based compensation	—	—	12,979	—	—	—	—	12,979	—	12,979
Dividends paid to noncontrolling interest of ADF Navigation	—	—	—	—	—	—	—	—	(1,063)	(1,063)
Adjustment due to capital transaction of equity method investees	—	—	129	—	—	—	—	129	—	129
Net loss	—	—	—	—	—	(25,370)	—	(25,370)	1,022	(24,348)
Foreign currency translation adjustment	—	—	—	—	—	—	6,239	6,239	177	6,416
Balance at December 31, 2013	217,184,923	23	298,476	(27,003)	13,229	68,784	26,785	380,294	6,033	386,327

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the year ended December 31,
	2011	2012	2013
Cash flows from operating activities
Net income/(loss)	38,377	38,184	(24,348)
Adjustments to reconcile net income to net cash provided by operating activities
Share of net loss of equity method investments	653	778	795
Gain on re-measurement of fair value of the equity method investment	(995)	—	—
Depreciation and amortization	7,119	8,491	9,553
Provision of allowance for doubtful accounts	415	1,044	2,705
(Gain)/loss on disposal of property and equipment	(35)	158	47
Loss on impairment of intangible assets	19	—	—
Change in fair value of forward contract	(2,465)	—	—
Share-based compensation	5,362	12,536	13,372
Deferred tax	(886)	(784)	979
Change in fair value of derivative	—	—	(218)
Changes in operating assets and liabilities
Accounts receivable	(9,777)	(10,333)	8,450
Prepaid expenses and other current assets	201	(2,003)	(7,940)
Other long term assets	(70)	76	(2,296)
Accounts payable	256	169	248
Accrued expense and other current liabilities	9,476	3,575	9,086
Deferred revenue	(1,031)	7,152	(597)
Income tax payable	2,241	2,846	(4,217)
Due from related parties, trading	(1,029)	(3,643)	4,039
Due from related parties, non-trading	(60)	60	—
Net cash provided by operating activities	47,771	58,306	9,658
Cash flows from investing activities
Deposit in/(withdrawal of) restricted cash	495	(826)	699
Maturity/(purchase) of term deposits	61,175	(63,982)	(14,151)
Payments made for purchase of equity method investments	(688)	(294)	—
Loans made to related parties	—	—	(448)
Repayment of loans made to related parties	1,081	159	—
Purchase of property and equipment	(10,265)	(4,560)	(10,410)
Prepayment for acquisition of property	—	(8,677)	—
Proceeds from disposal of property and equipment	126	10	19
Considerations paid in business acquisitions (net of cash acquired of $2,148, nil and $349 for the years ended December 31, 2011, 2012 and 2013, respectively)	(9,305)	(338)	(25,893)
Proceeds from disposal of subsidiaries (net of cash disposed of $4)	—	67	—
Net cash provided by/(used in) investing activities	42,619	(78,441)	(50,184)
Cash flows from financing activities
Payment made in connection with repurchase of shares	—	(29,164)	(7,244)
Cash received from exercise of share options	1,232	1,111	1,200
Dividends paid to noncontrolling interest of ADF Navigation	(468)	(824)	(1,063)
Proceeds from issuance of Series A preferred shares and ordinary shares to Alibaba Group (net of $458 offering costs)	—	—	293,650
Net cash provided by/(used in) financing activities	764	(28,877)	286,543
Effect of exchange rate changes	5,437	859	1,756
Net increase/(decrease) in cash and cash equivalents	96,591	(48,153)	247,773
Cash and cash equivalents at the beginning of year	103,105	199,696	151,543
Cash and cash equivalents at the end of year	199,696	151,543	399,316
Supplemental disclosures of cash flow information
Income tax paid	3,776	5,150	5,207

Non-cash investing activities

Deferred consideration for business acquisition	—	—	2,972

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

(U.S. dollars in thousands, except share and per share data)

1.                       ORGANIZATION AND PRINCIPAL ACTIVITIES

AutoNavi Holdings Limited (“AutoNavi” or the “Company”) was incorporated in the Cayman Islands on June 2, 2006. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing digital map content, navigation and location-based solutions in the People’s Republic of China (“PRC”).

As of December 31, 2013, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

	Later of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of economic ownership	Percentage of legal ownership
Subsidiaries:
AutoNavi International Co., Ltd. (“AutoNavi BVI”)	August 9, 2006	BVI	100%	100%
AutoNavi Investment Ltd. (“AutoNavi Investment”)	January 22, 2008	BVI	100%	100%
AutoNavi Asia Ltd. (“AutoNavi Asia”)	January 30, 2008	Hong Kong	100%	100%
AutoNavi Japan Ltd. (“AutoNavi Japan”)	March 19, 2009	Japan	100%	100%
AutoNavi (USA) Company (“AutoNavi USA”)	August 26, 2013	USA	100%	100%
Alohar Mobile Inc.(“Alohar”)	December 12, 2013	USA	100%	100%
AutoNavi Information Technology Co., Ltd. (“AutoNavi Technology”)	August 24, 2006	PRC	100%	100%
Shanghai eTag Information Technology Co., Ltd. (“Etag”)	March 24, 2011	PRC	100%	100%

VIEs:
AutoNavi Software Co., Ltd. (“AutoNavi Software”)	April 26, 2002	PRC	100%	N/A
Beijing MapABC Technology Co., Ltd. (“MapABC Technology”)	September 28, 2006	PRC	100%	N/A

VIE’s subsidiaries:
Beijing ADF Navigation Technology Co., Ltd. (“ADF Navigation”)	September 28, 2002	PRC	61.91%	N/A
Beijing PDAger Technology Development Co., Ltd. (“PDAger”)	March 10, 2011	PRC	100%	N/A
Beijing Zhongke Puhui Technology Development Co., Ltd. (“ZKPH”)	June 28, 2006	PRC	75%	N/A
Beijing Xingtiandi Information Technology Co., Ltd. (“Xingtiandi Technology”)	December 31, 2006	PRC	100%	N/A
Xiamen AutoNavi Software Co., Ltd. (“AutoNavi Xiamen”)	June 30, 2007	PRC	100%	N/A
Beijing Yadao Xingkong Advertising Co., Ltd. (“Yadao Ads”)	November 30, 2007	PRC	70%	N/A
Beijing Yadao Media & Culture Development Co., Ltd. (“Yadao Media”)	November 30, 2007	PRC	70%	N/A

On March 10, 2011, the Company, through AutoNavi Software, acquired PDAger as discussed in Note 3, which provides mobile location-based services in China.

On March 24, 2011, the Company, through AutoNavi Technology, acquired 100% equity interest in Etag as discussed in Note 3, which is a software developer specialized in mobile location-based application software for personal navigation systems.

In August 2012, the Company sold all its equity interest in Shenzhen Xuancai Technology Co., Ltd. (“Xuancai”) which was acquired in January 2008, to a third party. The disposal of XuanCai was not reported as a discontinued operation as there was no material business operation in XuanCai.

In August 2012, Yadao Media, which was acquired in November 2007, filed a petition for liquidation and the related legal procedures are still in progress. The liquidation of Yadao Media was not reported as a discontinued operation as there was no material business operation in Yadao Media.

On December 12, 2013, the Company, through AutoNavi USA, acquired Alohar as discussed in Note 3, which focuses on mobile location-based technologies and is located in California, the United States of America.

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

·                  Agreements that transfer economic benefits to AutoNavi Technology

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

·                          Agreements that provide AutoNavi Technology effective control over the VIEs

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

The Company believes that AutoNavi Technology’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion to deal with such violations, including:

·                  revoking the business and operating licenses and surveying and mapping qualification certificates of AutoNavi Technology and the VIEs;

·                  discontinuing or restricting AutoNavi Technology’s and the VIEs’ operations;

·                  imposing fines, confiscating the income from AutoNavi Technology and the VIEs’ operations, or imposing conditions or other requirements with which the Company or AutoNavi Technology or the VIEs may not be able to comply; and

·                  requiring the Company or AutoNavi Technology and the VIEs to restructure the relevant ownership structure or operations.

The imposition of any of these penalties may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs.

The following consolidated financial information of the Group’s VIEs and their subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended, which is after the elimination of inter-company transactions and balances among the VIEs and their subsidiaries but before the elimination with the Company and its subsidiaries:

	As of December 31,
	2012	2013
Total current assets	138,688	111,878
Total assets	187,101	163,427
Total equity attributable to AutoNavi Holdings Limited shareholders	125,762	96,846

	For the year ended December 31,
	2011	2012	2013
Net revenues	114,054	134,498	116,924
Net income/(loss)	29,826	26,719	(32,524)
Net cash provided by/(used in) operating activities	40,413	36,792	(14,434)
Net cash used in investing activities	(6,597)	(33,687)	(12,255)
Net cash used in financing activities	(468)	(824)	(1,063)

There are no assets of the consolidated VIEs that are collateralized for the VIEs’ obligations or can only be used to settle the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

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

Restricted cash

The Group’s restricted cash represents $835 and $149 deposits restricted as to withdrawal as performance security for certain contracts as of December 31, 2012 and 2013, respectively.

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

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

·                  Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

·                  Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

·                  Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Fair value of financial instrument

The Group’s financial instruments primarily consist of cash and cash equivalents, restricted cash, term deposits, accounts receivable, amounts due from related parties, equity method investments, accounts payable, accrued expenses and other current liabilities, forward contract and preferred shares.

The carrying values of the Company’s short-term financial instruments approximate their fair value because of their short maturities.

The Group records forward contract and the redemption feature of the preferred shares at fair value and recognized change in fair value as gain or loss in each period presented.

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

Operating licenses	1.8-7 years
Contract backlog	1-3 years
Customer relationship	3.3-8 years
Non-compete agreement	3-5.5 years
Complete technology	3.5-5 years
Content copyright	0.25 years
Partnership agreement	4.8 years
Complete applications	1.1 years

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

Effective January 1, 2012, the Group adopted FASB revised guidance on testing goodwill for impairment. The guidance permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a two-step goodwill impairment test. If the Group determines that it is more-likely-than-not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The Group chose to directly perform the two-step goodwill impairment test for 2012 and 2013.

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

Revenue recognition

The Company derives revenues primarily from the following:

Automotive navigation

In-dash navigation systems

The Group provides perpetual licenses of digital map data to certain in-dash navigation system manufacturers and automobile manufacturers for in-dash navigation systems on a per copy basis. The Group usually converts its digital map data into various proprietary formats for the in-dash navigation system manufacturers and sends master copy or DVD copies of the converted map data to these manufacturers. Revenues from licensing map data for in-dash navigation systems are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured (collectively “the four revenue recognition criteria”).

Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. The Group assesses whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Group assesses the collectability of accounts receivable based primarily on the customer’s payment history. In the case that the Group provides a master copy of map data, revenue is recognized based on the monthly statement from the customers indicating the number of copies they have installed. In the case that Group provides DVD copies of map data, revenue is recognized when map data are delivered to the customers’ destination. After the delivery of the map data, there are no post sale obligations other than warranty terms and telephone support to end customers. Customers purchase updated versions of digital map data from the Group separately.

Aftermarket Navigation Solutions

The Group offers customized solutions to manufactures of dealer option in-dash navigation system and portable navigation device manufacturers based on their specific needs, which range from digital map data only to a “total solution” including digital map data, a navigation engine, and a user interface, on a per copy basis. Free updates to map data and the related application software may be provided on a when-and-if-available basis.

The Group usually sends a master copy of map data or total solution to the customers. When no free updates are provided, revenue is recognized when all of the four revenue recognition criteria are met upon the receipt of the monthly statement from the customers indicating the number of copies they have installed. For the total solutions with free updates to map data and the related application software on a when-and-if-available basis, as the Group is not able to establish vendor-specific objective evidence (“VSOE”) of the fair value for updates, revenues are recognized ratably over the service period if all the other basic revenue recognition criteria have been met.

Under the map data arrangement with one portable navigation device manufacturer, the Group provided a master copy of map data and timely updates to the data in the contract period for a nonrefundable minimum licensing fee. A usage fee will be charged for each copy made and sold by the manufacturer in excess of the number of copies covered by the minimum license fee. The nonrefundable minimum license fee is recognized as revenue ratably over the contract period. Fees for additional copies are recognized as revenue when reports as to additional copies made are provided by the manufacturer. In addition, because of uncertainty relating to collectability in this specific instance prior to 2012, revenues recognized in 2011 are further limited to the amount of cash received.

Mobile/Internet location-based solutions

Pre-installed and Downloadable Navigation Applications

The Group provides map application solutions, including a perpetual license of map data, a navigation engine and a user interface, on a per copy basis, to mobile phone and tablet computer manufacturers for pre-installation in their products. The Group usually sends a master copy of the map application solutions to the manufacturers or provides end users with access to download the solutions from application stores. When no free updates to the map data and the related application software are provided, revenues are recognized when all the four revenue recognition criteria are met upon the receipt of the monthly statement from the customers or application stores indicating the number of copies the customers or end users have installed. For the arrangement with free updates to map data and the related application software on a when-and-if-available basis, as the Group is not able to establish VSOE of the fair value for updates, revenues are recognized ratably over the service period if all the other revenue recognition criteria have been met.

Solutions for mobile operators

The Group provides digital map database to China Mobile to support its mobile location-based services provided to its mobile subscribers. The Group also cooperates with China Telecom, supporting its location-based mobile navigation business platform, across China Telecom’s nationwide network. Revenues are computed based on the level of database usage and the pre-agreed share of mobile navigation services revenue. Mobile operators provide the Group with a monthly statement which represents the principal evidence that the solutions have been delivered. Revenues are recognized upon the receipt of the monthly statements.

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

2) Sales of map data and related application software, when no free updates to the map data and related software are provided, revenues are recognized when all the four revenue recognition criteria are met, which is usually upon the delivery of map data and the related application software.

For arrangements with free updates to map data and the related application software on a when-and-if-available basis, as the Group is not able to establish VSOE of the fair value for updates, revenues are recognized ratably over the service period if all the other revenue recognition criteria are met.

Mobile Internet Solutions for Public Sectors and Enterprises.

The Group offers location based solutions to help municipal governments improve civil management efficiency or to assist enterprises to better monitor and manage their resources, including tracking assets and managing fleet. These solution offerings normally include proprietary application software for server and terminals, third-party hardware and software, and free support services mainly including telephone support and free unspecified upgrades to application software on a when-and-if-available basis for one to three years period.

This type of arrangement is accounted for as two separate units and the total consideration is allocated between 1) third-party hardware and 2) software deliverables and free support service, based on their relative selling prices. The revenue of third party hardware is recognized upon delivery or at the completion of preliminary acceptance test if there is any. The revenues allocated to the software deliverables, which include free support services, are recorded ratably over the remaining service period upon the completion of preliminary acceptance test if all the other basic revenue recognition criteria are met as the Group is not able to establish VSOE of the fair value of the support service.

Public sector and enterprise applications

Aerial photogrammetry and 3-D modeling applications

The Group provides aerial digital maps and 3-D modeling applications to certain PRC government agencies and enterprises to support them in land usage survey, obtaining 3-D geographic information or other activities pursuant to service arrangements, which in general takes several months to complete. The Group recognizes aerial photogrammetry contract revenue using the percentage-of-completion method, based on the ratio of the contract costs incurred to date to the total estimated contract costs. No post contract services are provided by the Group. If the current estimates of total contract cost indicate a loss, a provision for the entire loss on the contract is recognized when the loss becomes evident.

Map data licensing

The Group provides one-time map data license or map data license for a certain period with timely updates to the map data during such contract period on a when-and-if-available basis to certain enterprises to support their location-based application. When one-time map data licensing is provided, revenues are recognized when the four revenue recognition criteria are met. Revenues from a map data license for certain period are recognized ratably over the contract period.

Other revenues

Other services provided by the Group include technical consulting services, publishing and advertising services, and navigation device road test services. The Group recognizes revenues when all the four revenue recognition criteria are met, which is usually upon the completion of the services.

Value added taxes (“VAT”) rebate revenues

The Group receives VAT rebates from relevant tax authority as an incentive to certain high-tech companies. VAT rebates are recorded as revenue when the Group properly files the rebate application for the applicable VAT amount paid to tax authority. The Group recorded $10,692, $14,008 and $11,976 of VAT rebate in revenue for the years ended December 31, 2011, 2012 and 2013, respectively.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Starting from September 1, 2012, substantially all the PRC subsidiaries and VIEs in the Group became subject to VAT at the rates of 6% or 3% on certain service revenues which were previously subject to business tax.

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

Research and development costs are charged to expense as incurred.

Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $1,902, $2,902 and $22,395 for the years ended December 31, 2011, 2012 and 2013, respectively.

Government subsidies

Subsidies are recorded as a liability when received and recognized as other operating income when there is reasonable assurance that the Group has complied with the conditions attaching to it, which is normally upon the government approval.  When there is no such condition, government subsidies are recognized upon receipt as other operating income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. $1,610, $2,181 and $820 of government subsidies were received and the Group recorded $163, $3,111 and $1,446 of government subsidies in the statement of comprehensive income/(loss) during the years ended December 31, 2011, 2012 and 2013, respectively.

Lease accounting

The Group evaluates each lease for classification as either a capital lease or an operating lease.  Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. If substantially all of the benefits and risks of ownership have been transferred to the lessee, the Group records the lease as a capital lease at its inception. The Group performs this evaluation at the inception of the lease and when a modification is made to a lease.  If the lease agreement provides rent holidays or calls for a scheduled rent increase during the lease term, the Group recognizes the lease expense on a straight-line basis over the lease term. The difference between rent expense and rent paid is recorded as prepaid rent. The term of the Group’s leases typically ranges from one to six years and some of them are subject to renewal at fair market value.

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

Comprehensive income/ (loss)

Comprehensive income/ (loss) mainly includes net income/(loss) and foreign currency translation adjustments. The Group presents the components of net income/(loss), the components of other comprehensive income and total comprehensive income/(loss) in a single continuous statement of comprehensive income/(loss).

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

Details of the customers accounting for 10% or more of total revenues are as follow:

	For the year ended December 31,
Customer	2011	2012	2013
A	34%	30%	31%
B	26%	21%	12%
C	*	15%	18%

Details of the customers accounting for 10% or more of accounts receivable are as follow:

	December 31,
Customer	2012	2013
A	15%	21%
B	18%	13%
C	13%	*
D	17%	31%

* not greater than 10%

Share-based compensation

Share-based compensation with employees and directors is measured based on the grant date fair value of the equity instrument, The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award, using the graded vesting attribution method. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

Accruals of compensation cost for an award with a performance condition is based on the probable outcome of that performance condition and compensation cost will be accrued if the performance condition is probable to be satisfied. The estimated quantity of awards for which it is probable that the performance conditions will be achieved are reevaluated each reporting period and change in estimate will be accounted for by recording a cumulative catch-up adjustment in the period of change. Compensation cost will not be recognized, and any previously recognized compensation cost will be reversed, if the performance condition is not satisfied.

The liabilities awards under share-based compensation arrangements are remeasured at the end of each reporting period until settlement. Fluctuations in the fair value of the liability award are recorded as increases or decreases in compensation cost, either immediately or over the remaining service period, depending on the vesting status of the award.

A change in any of the terms or conditions of share options is accounted for as a modification of the share incentive plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognize incremental compensation cost in the period of the modification occurred and for unvested options, the Group recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Net income/loss per share

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

Recent accounting pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group will adopt this pronouncement on January 1, 2014 and does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this Accounting Standards Update (“ASU”) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group will adopt this pronouncement on January 1, 2014 and does not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

3.      BUSINESS COMBINATIONS

(a) On March 10, 2011, to further expand the location-based solutions business, the Group acquired the remaining 80% equity interest of PDAger and certain technology platforms from the shareholders of PDAger with a total cash consideration of $8,291, and accordingly PDAger became a 100% held subsidiary of the Group. The Group paid the cash consideration of $7,953 as of December 31, 2011 and the remaining consideration of $338 was paid in February 2012.

The acquisition was accounted for using the acquisition method of accounting and the results of the operations of PDAger (revenue of $5,387 and net income of $469) were included in the Group’s consolidated financial statements for the year ended December 31, 2011.

In connection with the business combination transaction, the Company re-measured its previously held 20% equity interest in PDAger at the acquisition-date at fair value of $1,679 and recognized a gain of $995 in “gain on re-measurement of fair value of the equity method investment” in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2011.

The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm as follows:

		Amortization period

Cash	2,147
Accounts receivables	1,577
Prepaid expense and other current assets	289
Deferred tax assets	222
Prepaid income tax	277
Property and equipment, net	139
Intangible assets:
Partnership agreement	3,219	4.8 years
Customer relationship	2,043	4.8 years
Complete technology	1,419	4.8 years
Operating licenses	21	3.5 years
Accrued expenses and other current liabilities	(702)
Deferred revenue	(2,137)
Deferred tax liabilities	(1,005)
Re-measured fair value of previous 20% equity method investment	(1,679)
Goodwill	2,461

Total	8,291

(b) On March 24, 2011, the Group acquired 100% equity interest of Etag and certain technology patents from the shareholders of Etag with a cash consideration of $3,162. Etag was a software developer specialized in wireless location based application software used in personal navigation systems.

The acquisition was accounted for using the acquisition method of accounting and the results of the operations of Etag (revenue of $822 and net income of $32) were included in the Group’s consolidated financial statements for the year ended December 31, 2011.

The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm as follows:

		Amortization period

Cash	1
Receivable and other current assets	21
Deferred tax assets	128
Intangible assets:
Complete technology	707	3.8 years
Non-compete agreement	38	3.0 years
Deferred tax liabilities	(182)
Other current liabilities	(230)
Goodwill	2,679

Total	3,162

(c) On December 12, 2013 the Company acquired Alohar, a company headquartered in California focusing on mobile location-based technologies, for a total consideration of $29,214 in cash. The Company also issued 784,864 nonvested shares and 1,699,152 cash-settled nonvested shares, the settlement amount of which is computed based on the fair value of the Company’s ordinary share on each vesting date, to Alohar’s employees as long term incentives. The 784,864 nonvested shares will vest in two years and 1,699,152 cash-settled nonvested shares will vest in two to five years, subject to the recipient’s continued employment with the Group and are accounted for as share-based compensation as discussed in Note 18. As of December 31, 2013, the Company had paid $26,242 in cash, of which $6,560 are held in escrow for a period of twelve months starting from the merger transaction closing date of December 12, 2013 as security for the indemnification obligations of Alohar shareholders under the merger agreement with Alohar. The remaining consideration of $2,972 will be paid by the end of 2015.

The acquisition was accounted for using the acquisition method of accounting and the results of the operations of Alohar (revenue of nil and net loss of $115) were included in the Group’s consolidated financial statements for the year ended December 31, 2013.

The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, which was as follows:

		Amortization period

Cash	349
Receivable and other assets	8
Fixed assets	8
Intangible assets:
Complete technology	2,500	5.0 years
Complete applications	1,700	1.1 years
Non-compete agreement	1,100	3.0 years
Payable and other liabilities	(68)
Loan payable to AutoNavi	(520)
Deferred tax liabilities	(2,160)
Goodwill	26,297

Total	29,214

The Group measured the fair value of the purchased intangible assets using the cost approach and the income approach, which includes discounted cash flow method and relief from royalty method. These purchased intangible assets are considered Level 3 assets because the Group used unobservable inputs, such as development cost of certain application software, forecasted financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets. The goodwill resulted from the acquisition of PDAger, Etag and Alohar is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The following unaudited pro forma information summarizes the effect of the acquisition of PDAger and Etag, as if the two acquisitions had occurred on January 1, 2010.

For the year ended December 31, 2011

Pro forma net revenue	128,103
Pro forma net income	36,419

The following unaudited pro forma information presents the effect of the acquisition of Alohar, as if Alohar were acquired on January 1, 2012.

	For the year ended December 31,
	2012	2013
Pro forma net revenue	163,272	143,140
Pro forma net income/(loss)	32,584	(25,707)

The pro forma information is presented for information purposes only and does not purport to represent the actual results that may have occurred had the acquisitions actually taken place at the beginning of the period indicated, nor is it necessarily indicative of future results of operations.

4.       REVENUE AND SEGMENT INFORMATION

The Group’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Hence, the Group has only one operating segment.

Geographic information

The Group mainly operates in the PRC and derives its revenue from the PRC.

The following table presents information regarding the distribution of long-lived assets by geographic region:

	As of December 31,
	2012	2013
China	60,961	64,568
U.S.A.	—	31,482
Total	60,961	96,050

Components of net revenues are presented in the following table:

	For the year ended December 31,
	2011	2012	2013
Automotive navigation	85,853	92,122	72,618
Mobile/Internet location-based solutions	27,420	47,575	52,368
Public sector and enterprise applications	12,278	17,693	14,804
Other	1,409	2,303	1,884
Net revenues	126,960	159,693	141,674

5.                       ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of:

	As of December 31,
	2012	2013
Revenue recognized in excess of billings	13,050	13,372
Other trade receivables	32,935	23,405
Total	45,985	36,777

Revenue recognized in excess of billings represent amounts earned using the percentage-of-completion method under public sector and enterprise applications contracts but not billable at the respective balance sheet dates. These amounts will be billed according to the contract terms.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Acquisition of a subsidiary	Exchange adjustment	Charge to expenses	Reversal	Written-off	Balance at end of the year
2011	419	69	31	304	—	—	823
2012	823	—	19	1,033	—	(16)	1,859
2013	1,859	—	85	2,055	(117)	—	3,882

6.                       PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2012	2013
Interest receivable	1,168	8,392
Prepaid marketing and promotion fee	—	1,335
Advance to suppliers	455	1,260
VAT rebate receivable	2,009	1,126
Prepaid rental and rental deposits	1,557	903
Advances to employees	663	344
Inventory	28	222
Other prepaid expenses	1,960	2,618
Total	7,840	16,200

7.                       EQUITY METHOD INVESTMENTS

	As of December 31,
	2012	2013
Investee
Beijing Yesway Information Technology Co., Ltd.	3,791	3,165
Beijing GoldenTom Information Technology Co. Ltd.	12	—
Ariadne’s Thread Co. Ltd.	361	446
Total	4,164	3,611

On January 1, 2009, the Group completed the acquisition of 22% equity of Beijing Yesway Information Technology Co., Ltd. (“Yesway”, formerly known as Beijing 95190 Information Technology Co., Ltd. ), a telematics service provider which operates a call center to provide online driving directions, safety driving information, emergency rescue and other service to automobile drivers and passengers in the PRC, for a cash consideration of $4,397. Since the Group has the ability to exercise significant influence over the operating and financing decisions of Yesway, the Group uses the equity method of accounting to record its investment in Yesway. On January 1, 2010, pursuant to the financial performance based equity adjustment term in the original purchase agreement, the percentage of the Group’s shareholding in Yesway was adjusted upwards to 24.96%. On February 17, 2011, Yesway’s shareholders, including the Group, made a pro rata transfer of their shares to one shareholder for future share based awards to employees of Yesway. As a result, the Group’s shareholding in Yesway was reduced to 24.21% from 24.96%. The Group’s share of the net loss of Yesway was $425, $410 and $725 for the years ended December 31, 2011, 2012 and 2013, respectively.

On October 28, 2011, AutoNavi Software and TomTom Global Content B.V.(“TomTom Global”) established a joint venture, Beijing GoldenTom Information Technology Co., Ltd (“GoldenTom”), to provide digital map databases and traffic information in China. AutoNavi Software and TomTom Global contributed capital of $510 and $490, and accordingly hold 51% and 49% equity interests of GoldenTom, respectively. Autonavi Software does not have the ability to control GoldenTom since according to the investment agreement, all the significant decisions to be made in ordinary course of business shall be agreed by all board members, who are from both AutoNavi Software and TomTom Global, unanimously. AutoNavi Software and TomTom Global share the control over the significant activities of GoldenTom which acts as a distribution channel of the products of both the Group and TomTom Global. As a result, the investment in GoldenTom is accounted for as an equity method investment. The Group’s share of the net loss of GoldenTom was $247, $249 and $12 for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the balance of the equity method investment in GoldenTom was reduced to zero due to accumulated losses of GoldenTom.

On January 17, 2012 the Group acquired 20% equity interest in Ariadne’s Thread Co., Ltd (“Ariadne”) with a cash consideration of $477, which is a company engaged in e-commerce of movie tickets through its proprietary mobile applications. This investment is accounted for using the equity method of accounting. The Group’s share of the net loss of Ariadne was $119 and $58 for the year ended December 31, 2012 and 2013, respectively. Pursuant to an investment agreement dated February 20, 2013, Ariadne received capital contribution from a third party for 16% equity interest and as a result of this transaction, the balance of the Group’s equity method investment in Ariadne increased by $129 with a corresponding increase in additional paid-in capital.

8.                       PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2012	2013
Buildings	31,238	32,148
Equipment and furniture	13,886	21,643
Aerial photogrammetry equipment	7,423	7,636
Office improvements	9,073	10,187
Vehicles	3,594	3,673
Software	3,114	4,871
Total property and equipment	68,328	80,158
Less: Accumulated depreciation and amortization	(21,208)	(28,136)
Property and equipment, net	47,120	52,022

The Group recognized depreciation and amortization expenses of $5,341, $6,559 and $7,730 for the years ended December 31, 2011, 2012 and 2013, respectively.

9.                       ACQUIRED INTANGIBLE ASSETS, NET

The costs and accumulated amortization of acquired intangible assets were as follows:

	As of December 31,
	2012	2013
Intangible assets not subject to amortization:
Domain name	567	584
Intangible assets subject to amortization:
Customer relationship	3,999	4,116
Operating licenses	1,004	1,034
Complete technology	2,938	5,524
Contract backlog	302	311
Non-compete agreement	275	1,383
Content copyright	20	21
Partnership agreement	3,384	3,482
Complete applications	—	1,700
Total intangible assets	12,489	18,155
Less: Accumulated amortization
Customer relationship	(2,878)	(3,387)
Operating licenses	(516)	(537)
Complete technology	(1,611)	(2,204)
Contract backlog	(302)	(311)
Non-compete agreements	(250)	(289)
Content copyright	(20)	(21)
Partnership agreement	(1,271)	(2,035)
Complete applications	—	(79)
Accumulated amortization	(6,848)	(8,863)
Less: Accumulated impairment
Domain name	(36)	(37)
Customer relationship	(114)	(117)
Operating licenses	(478)	(492)
Non-compete agreements	(9)	(9)
Accumulated impairment	(637)	(655)
Intangible assets, net	5,004	8,637

The indefinite-lived intangible asset is the domain name of www.mapabc.com which was acquired in the acquisition of MapABC Technology in 2006. The domain name can be renewed indefinitely without significant cost.

The Group recorded amortization expense for acquired intangible assets of $1,778, $1,932 and $1,823 for the years ended December 31, 2011, 2012 and 2013, respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

Year 2014	3,995
Year 2015	2,277
Year 2016	848
Year 2017	500
Year 2018 and thereafter	470
8,090

The Group recorded an impairment loss for the acquired intangible assets of $19, $nil and $nil for the years ended December 31, 2011, 2012 and 2013, respectively. The impairment loss of $19 in 2011 was related to certain intangible assets held by Yadao Ads and Yadao Media since the Group estimated the expected future cash flows associated with these assets were insufficient to recover their carrying values.

10.                GOODWILL

	As of December 31,
	2012	2013
Gross amount:
Beginning balance	9,582	9,680
Goodwill arising from acquisitions	—	26,297
Exchange differences	98	282
Ending balance	9,680	36,259
Accumulated goodwill impairment loss:
Beginning balance	(835)	(843)
Exchange differences	(8)	(25)
Ending balance	(843)	(868)
Goodwill, net	8,837	35,391

In 2013, goodwill increased by $26,297 arising from the acquisition of Alohar, as discussed in Note 3.  The Company performs goodwill impairment analysis as of December 31 of each year. No impairment charges were recorded for the years ended December 31, 2011, 2012 and 2013.

In the goodwill impairment test as of December 31, 2013, the Company used the income approach and the market approach with 50% weight assigned for each approach. In determining the fair value of the Company’s reporting unit. Under the income approach, it adopted a discounted cash flow method, which considers a number of factors that include expected future cash flows which were based on five-year financial forecast developed by management, growth rates and discount rates and requires the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of its reporting unit. The assumptions are inherently uncertain and subjective. Under the market approach, it adopted guideline company method, where financial ratios of comparable companies were analyzed to determine the fair value for the reporting unit.

11.                ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2012	2013
Salaries and welfare payable	11,974	16,143
Accrued marketing and promotion fee	689	6,094
Accrued outsourced data processing and other direct costs	3,426	6,453
VAT, business tax and other tax payable	6,248	3,415
Deferred consideration for business acquisition	—	2,972
Accrued professional service fee	1,109	1,132
Accrued air plane rental costs	1,021	1,040
Deferred income from government subsidies	1,531	867
Accrued server hosting fee	418	820
Share-based compensation liability	—	393
Payables for purchase of equipment	379	—
Other accrued expenses	2,818	3,729
Total	29,613	43,058

Share-based compensation liability represents accrued liability in connection with cash-settled nonvested shares granted to Alohar employees as set out in Note 3(c).

12.                INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. Its non-PRC subsidiaries, AutoNavi BVI and AutoNavi Investment, are tax exempted companies incorporated in the British Virgin Islands.

No income tax provision for AutoNavi Asia, which was incorporated in Hong Kong, was made for the years ended December 31, 2011, 2012 and 2013 as AutoNavi Asia did not have any assessable profits arising in or derived from Hong Kong.

AutoNavi USA and Alohar were incorporated in Delaware, the United States of America and are subject to state income tax and federal income tax at graduated rates. No taxable income has been generated by AutoNavi USA or Alohar.

The Company’s PRC entities are subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law (the “EIT Law”), unless they qualify for preferential tax treatments as discussed below.

Enterprises that meet the definition of “Manufacturing foreign-invested enterprise” (MFIE) under EIT Law prior to January 1, 2008 are entitled to a two-year exemption from income tax starting in its first tax-profitable year, followed by a 50% reduction in tax rate for the succeeding three years. ADF Navigation was certified as MFIE in 2008 by the relevant tax authorities and therefore was entitled to tax exemption for the years of 2008 and 2009 and a 12.5% preferential tax rate for 2010, 2011 and 2012.

Under the EIT Law, an enterprise which qualifies as a “High and new technology enterprise” (“the HNTE”) is entitled to a tax rate of 15%. The HNTE status is valid for three years and qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. AutoNavi Software and PDAger obtained the HNTE status in 2008 and renewed the qualification in 2011. AutoNavi Technology, MapABC Technology, Xingtiandi Technology, ADF Navigation and AutoNavi Xiamen obtained the HNTE status in 2009 and renewed the qualification in 2012.

As a HNTE located in Zhongguancun, a district in Beijing, the PRC, AutoNavi Technology is entitled to the tax exemption in 2009 followed by a reduced tax rate of 7.5% for the subsequent three years.

In March 2013, AutoNavi Software was certified as a “key software company” and therefore entitled to a preferential tax rate of 10% from 2011 to 2012. This was accounted for as a change in the enacted tax rate and the cumulative effect of this enactment was reflected in 2013, resulting in a decrease of income tax expense by $1,547. In December 2013, AutoNavi Software was certified as a “key software company” for 2013.

The preferential tax rates, which were used to calculate the tax provision according to the EIT Law, as of balance sheet date, are presented in the following table.

	2011	2012	2013
ADF Navigation	12.5%	12.5%	15%
AutoNavi Software	10%	10%	10%
AutoNavi Technology	7.5%	7.5%	15%
MapABC Technology	15%	15%	15%
Xingtiandi Technology	15%	15%	15%
AutoNavi Xiamen	15%	15%	15%
PDAger	15%	15%	15%

In calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the HNTE status at the conclusion of valid period. If the Group’s qualifying entities failed to obtain renewals of the HNTE, then the deferred tax liability balance would increase by $319 as of December 31, 2013, which would be an increase to the income tax expense of 2013.

Income tax expenses consisted of the following:

	Year ended December 31,
	2011	2012	2013
Income tax expenses:
Current	5,972	7,998	(47)
Deferred	(886)	(784)	979
Total	5,086	7,214	932

The principal components of deferred income taxes were as follows:

	December 31,
	2012	2013
Current deferred tax assets
Accrued expense	1,540	2,006
Allowance for doubtful accounts	298	719
Advertising expense credit carryforwards	—	339
Less: valuation allowance	—	(2,510)
Current deferred tax assets	1,838	554
Non-current deferred tax assets
Net operating loss carryforwards	256	5,946
Less: valuation allowance	(106)	(5,833)
Non-current deferred tax assets, net	150	113
Deferred tax assets, net	1,988	667
Non-current deferred tax liabilities
Acquired intangible assets, net	966	2,745
Deferred tax liabilities	966	2,745

The net operating loss carryforwards for the PRC subsidiaries were $36,345 as of December 31, 2013 and will expire on various dates through 2018. The net operating loss carryforwards cannot be transferable or utilized by other entities within the Group. As of December 31, 2012 and 2013, valuation allowance of $106 and $8,343 were provided respectively, as it is more likely than not that certain entities of the Group will not be able to generate taxable income to utilize their deferred tax assets before expiration.

Movement of valuation allowance is as follows:

	Balance at beginning of the year	Exchange adjustment	Charge to expenses	Reversal	Disposal of a subsidiary	Balance at end of the year
2011	—	—	621	—	—	621
2012	621	6	6	(23)	(504)	106
2013	106	3	8,234	—	—	8,343

A reconciliation between the provision for income tax computed by applying statutory PRC enterprise income tax rate of 25%, and the actual provision of income taxes is as follows:

	For the year ended December 31,
	2011	2012	2013
Net income/(loss) before provision for income taxes	44,116	46,176	(22,621)
Statutory tax rate in PRC	25%	25%	25%
Income tax expenses /(benefit) at statutory tax rate	11,029	11,544	(5,655)
Non-deductible expenses	643	823	474
Super deductions of R&D expenses	(1,323)	(1,139)	(3,330)
Effect of tax rate change due to change in tax law	—	—	(1,547)
Change in valuation allowance	621	(11)	8,237
Effect of the different income tax rates in other jurisdictions	563	2,583	1,051
Effect of tax holiday and preferential tax rates	(6,447)	(6,586)	1,702
Income tax expenses	5,086	7,214	932
Effective tax rate	11.53%	15.62%	(4.12%)

In August 2012, the Company sold all its equity interest in XuanCai to a third party. The valuation allowance related to the loss carryforwards from XuanCai was $504 as of December 31, 2011, which was disposed and not included in the calculation of changes in valuation allowance for the purpose of the above reconciliation.

The effects of the preferential tax rates and tax holiday enjoyed by the Group’s certain entities in the PRC are reductions in income tax expenses of $6,447 and $6,586 for 2011 and 2012 respectively, and a reduction in income tax benefit of $1,702 for 2013 as a result of loss situation, from those calculated under the statutory tax rate in the PRC of 25%:

	For the year ended December 31,
	2011	2012	2013
Reduction in income tax expenses /(benefit)	6,447	6,586	(1,702)
Change in net income/(loss) per ordinary share-basic	0.03	0.03	(0.01)
Change in net income/(loss) per ordinary share-diluted	0.03	0.03	(0.01)

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2013.

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $106,207 at December 31, 2013 are considered to be indefinitely reinvested under authoritative pronouncement, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Aggregate undistributed earnings of the Company’s VIEs and VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately $60,376 at December 31, 2013. The Group did not record any deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because the Group believes such undistributed earnings can be distributed in a tax-free manner using a means permitted under the PRC tax law and expects that it will ultimately use that means.

There are no ongoing examinations by taxing authorities at this time.  Tax years of each of the Group’s PRC entities from 2008 through 2013 remain subject to review and potential recourse by the PRC tax authorities.

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

The forward contract was determined to be a derivative. The Company carries the forward contract at fair value as either assets or liabilities in its balance sheet and the changes in the forward contract fair value during each period are recorded in the statement of comprehensive income/(loss).

The Company measures the fair value of the forward contract on a recurring basis based on a level 2 measure, i.e. the Company uses the market forward exchange rate to assess the fair value of the forward contract and recognizes the changes in fair value attributable to the difference between the market forward exchange rate and contractual exchange rate.

On August 18, 2011, pursuant to the forward contract with the bank, the Company converted the Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term. For the year ended December 31, 2011, the Company recorded a gain of $2,465 in change in fair value of forward contract. The net gain or loss from the change in the fair value of the forward contract was zero. The arrangement resulted in a foreign exchange loss of $2,078 for the year ended December 31, 2011. In relation to the arrangement, the Company also recorded interest income of $1,209 for the Japanese Yen bank deposit for the year ended December 31, 2011.

14.                ORDINARY SHARES

On May 16, 2013, the Company issued 28,019,256 ordinary shares and 50,409,444 Series A convertible redeemable preferred shares (“Series A preferred shares”) as set out in Note 15, par value $0.0001 per share, to a wholly owned subsidiary of Alibaba Group Holding Limited (“Alibaba Group”), at the per share price of $3.75 for the aggregate consideration of $294,108.

In 2010, the Company issued a total of 7,529,580 ordinary shares which were held by a depositary bank for future delivery to the employees and non-employees upon exercise of vested stock options or vesting of nonvested shares granted. In May 2013, the aggregate number of shares for this purpose was expanded by 10,146,588 shares, resulting in a total number of shares available for future delivery up to 17,676,168 shares. The issued ordinary shares are not considered as outstanding shares until they are delivered to the employees or non-employees upon exercise of vested stock options or vesting of nonvested shares granted. As of December 31, 2011, 2012 and 2013, 3,165,716, 6,265,945 and 10,801,560 ordinary shares out of such 17,676,168 shares had been delivered to the employees upon exercise of their share options or vesting of nonvested shares, respectively. As a result, 4,363,864, 1,263,635 and 6,874,608 ordinary shares were excluded from the outstanding shares as of December 31, 2011, 2012 and 2013, respectively.

150,000 nonvested shares that vested on December 31, 2011 were not included in outstanding shares until the registration of the shares was completed in February 2012, but were included in computation of basic net income per share for the year of 2011.

Share Repurchase Program

On February 27, 2012, the Company was authorized by its board of directors but not obligated to repurchase up to $50,000 worth of its own ADSs within 12 months after such authorization. On June 5, 2013, the Company was authorized but not obligated to purchase its own ADSs in the aggregate number of up to 2.5 million ADSs within 12 months from that date.

The share repurchase in the years ended December 31, 2012 and 2013 is presented in the following table. The shares repurchased by the Company were accounted for at cost as treasury stock.

	ADS	Ordinary shares	Price per ADS (including brokerage commission)	Total consideration
2012	2,536,647	10,146,588	$10.03-$12.57	$29,164
2013	596,116	2,384,464	$11.56-$12.84	$7,244
	3,132,763	12,531,052		$36,408

In May 2013, 10,146,588 repurchased shares were transferred to a depositary bank for future delivery to the employees and non-employees upon exercise of vested stock options or vesting of nonvested shares. As of December 31, 2013, 3,271,980 ordinary shares out of such repurchased shares had been delivered to the employees upon exercise of their share options or vesting of nonvested shares. Accordingly the repurchased cost of reissued shares of $9,405 was transferred from treasury stock to ordinary shares as presented in consolidated statements of change in equity.

15.                CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A Convertible Redeemable Preferred Shares

On May 16, 2013, the Company issued 50,409,444 Series A preferred shares and 28,019,256 ordinary shares, par value $0.0001 per share, at the per share price of $3.75 for each Series A preferred share and for each ordinary share to a wholly owned subsidiary of Alibaba Group. The aggregate purchase price was $294,108, including the issuance cost of $458, and the newly issued Series A preferred shares and ordinary shares together represent approximately 28% of the Company’s total issued and outstanding shares on a fully-diluted basis.

The principal rights, preferences and privileges with respect to the Series A preferred shares are as follows:

Voting right

Holders of the Series A preferred shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares.

Dividends

If the Group could declare and pay any dividends on the ordinary shares, then, holders of Series A preferred shares should be entitled to share in such dividends on a pro rata basis, as if their shares had been converted into ordinary shares.

Liquidation preference

Upon the occurrence of a liquidation event, preferred shareholder can receive the sum of (i) the Series A investment price; (ii) all accrued but unpaid dividend thereon, and (iii) an amount per annum equal to fifteen percent (15%) of the sum of (i) and (ii) outstanding, which amount shall accrue daily and shall be compounded on an annual basis (the sum of clauses (i), (ii) and (iii), the “Liquidation Preference Amount”).

Liquidation event includes (i) the voluntary or involuntary liquidation, dissolution or winding up of the affairs of any material group company; or (ii) a change of control of any material group company; provided that, a change of control of any material group company that occurs on or after the first anniversary of the Closing shall not be deemed to be a liquidation event.

Redemption

At any time prior to the first anniversary of the Series A preferred shares original issue date, in the event of change of control of the Company, each Series A prefer shareholder shall have the option to require the Company to purchase any or all of its Series A prefer shares, out of funds legally available therefor, at a purchase price per share, payable in cash, equal to 120% of the then applicable Liquidation Preference Amount.

Conversion

At the option of the Series A shareholder, the preferred shares may be converted into ordinary shares in whole or in part and from time to time.  The conversion ratio is on a one for one basis, subject to certain anti-dilution adjustments such as adjustments for share dividends, subdivisions, combinations or consolidations of ordinary shares.

The Series A preferred shares are classified as temporary equity as the Series A preferred shares are redeemable in the event of a change of control of the Company prior to the first anniversary of closing, which is not solely within the control of the Company.

The Company determined that the conversion feature did not require bifurcation from the Series A preferred shares as it is indexed to the Company’s own stock and should be accounted for in equity. The Company also concluded that a beneficial conversion feature did not exist as the effective conversion price was greater than the Company’s share price on the commitment date.

The Company recognized an embedded derivative liability related to the redemption feature of the Series A preferred shares since it meets the definition of a derivative and has the economic characteristics and risks of the embedded redemption feature that are not clearly and closely related to those of Series A preferred shares, which are considered more akin to an equity host. The redemption feature was accounted for at fair value with changes in fair value recorded in earnings. The redemption feature will expire in May 2014.

The aggregate proceeds of $293,650, net of offering cost of $458, was allocated between Series A preferred shares and ordinary shares based on their relative fair value. With the assistance from an independent third-party appraiser, the Company allocated $104,203 to the ordinary shares and $188,453 to Series A preferred shares, net of the fair value of the redemption feature of $994 as of the issuance date. The Company recognized a gain of $218 relating to changes in the fair value of the redemption feature for the year ended December 31, 2013.

16.                NET INCOME/ (LOSS) PER SHARE

The calculation of the net income/ (loss) per share is as follows:

	For the year ended December 31,
	2011	2012	2013
Net Income/(loss)—Numerator
Basic—
Net income/(loss) attributable to AutoNavi Holdings Limited shareholders	36,535	36,508	(25,370)
Less: Net loss attributable to AutoNavi Holdings Limited Series A preferred shareholder (i)	—	—	—
Net income/(loss) attributable to AutoNavi Holdings Limited ordinary shareholders (i)	36,535	36,508	(25,370)

Diluted—
Net income/(loss) attributable to AutoNavi Holdings Limited ordinary shareholders	36,535	36,508	(25,370)

Shares—Denominator
Basic—
Weighted average number of shares outstanding used in computing net income per Series A preferred share	—	—	31,764,855
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share(ii)	190,132,407	190,853,540	205,328,926

Diluted—
Weighted average number of ordinary shares outstanding used in computing net income/(loss) per ordinary share(iii)	201,230,735	201,168,386	205,328,926

Net income per Series A preferred share	—	—	—

Net income/(loss) per ordinary share attributable to AutoNavi Holdings Limited ordinary shareholders
Basic	0.19	0.19	(0.12)
Diluted	0.18	0.18	(0.12)

(i)             Undistributed net loss is only allocated to ordinary shareholders because holder of Series A preferred shares was not contractually obligated to share losses.

(ii)          As set out in Note 14, 4,363,864, 1,263,635 and 6,874,608 shares were held by a depositary bank for future delivery to employees and non-employees upon exercise of vested stock options or vesting of nonvested shares granted as of December 31, 2011, 2012 and 2013, respectively. They were issued but not outstanding shares and accordingly were excluded from computing basic or diluted net income per share.

Additionally, 10,146,588 and 12,531,052 ordinary shares repurchased by the Company as of December 31, 2012 and 2013, respectively, were excluded from computing basic or diluted net income/(loss) per share.

(iii)  The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has included the effect of the following securities:

	For the year ended December 31,
	2011	2012	2013
Share options (treasury stock method)	10,874,647	8,073,362	—
Nonvested shares (treasury stock method)	223,681	2,241,484	—
Series A preferred shares (as-if-converted method)	—	—	—
Total	11,098,328	10,314,846	—

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 670,000 nonvested shares outstanding as of December 31, 2011, 641,968 nonvested shares outstanding as of December 31, 2012, and 12,173,728 share options, 13,194,272 nonvested shares and 50,409,444 Series A preferred shares outstanding as of December 31, 2013.

17.                FAIR VALUE MEASUREMENT

Asset and liability measured at fair value on a recurring basis

There were no financial assets measured at fair value on recurring basis as of December 31, 2012 and 2013. The Group’s financial liabilities measured at fair value on a recurring basis include (i) the redemption feature of Series A preferred shares, as set out in Note 15, based on Level 3 input as of December 31, 2013 as the Company used unobservable assumptions such as the probability of change of control of the Company which would trigger redemption to assess the fair value of the redemption feature and (ii) share-based compensation liability in connection with cash-settled nonvested shares discussed in Note 3(c), based on Level 1 input as the Company used the market price of the Company’s ordinary shares to remeasure the fair value of the nonvested shares. There were no financial liabilities measured at fair value on recurring basis as of December 31, 2012.

The following table summarizes the Group’s liability measured and recorded at fair value on recurring basis as of December 31, 2013:

December 31, 2013
Quoted price
	in active	Significant
	markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total
Liability:
Derivative	—	—	776	776
Total liability at fair value	—	—	776	776

The following table summarizes the movement of the balances of the Group’s financial liabilities measured at fair value on a recurring basis:

Liabilities:

Balance at January 1, 2013	—
Derivative	994
Change in fair value of derivative	(218)
Balance at December 31, 2013	776

Assets and liabilities measured at fair value on a nonrecurring basis

The Group measured certain intangible assets at their fair value on a nonrecurring basis, resulting an impairment loss of $19 recognized in 2011, as set out in Note 9. The fair value was determined using models with significant unobservable inputs, which were classified as Level 3 inputs, primarily the discounted future cash flow.

18.                SHARE-BASED COMPENSATION

On July 15, 2007, the Group adopted the 2007 Share Incentive Plan, which allows the Group to grant its employees, directors and consultants options or nonvested shares up to a maximum of 14,400,000 ordinary shares of the Company.  On December 14, 2009, June 3, 2010 and December 16, 2011, the maximum aggregate number of shares which might be issued under the 2007 Share Incentive Plan was approved to expand by 11,652,000, 5,935,000 and 10,000,000 shares respectively, resulting in the total number of shares available for grant under this plan up to 41,987,000 shares. On September 1, 2012, the Company terminated the 2007 Share Incentive Plan and adopted the 2012 Share Incentive Plan, which had a maximum number of 15,846,569 ordinary shares available for issuance pursuant to all awards under the 2012 Share Incentive Plan.

On December 27, 2013, the Company adopted the 2013 Share Incentive Plan (the “2013 Plan”) with the approval from the board of directors and the shareholders , pursuant to which the award pool initially are equal to 13,830,000 ordinary shares, provided that, the shares reserved in the award pool shall be increased automatically if and whenever the shares reserved in the award pool (which, for the avoidance of doubt, means the number of shares that remain in the award pool after excluding the total number of shares underlying the options or other awards granted previously that remain outstanding) account for less than one percent (1%) of the total then-issued and outstanding shares on an as-converted basis, as a result of which increase the shares reserved in the award pool immediately after each such increase shall equal five percent (5%) of the then-issued and outstanding shares on an as-converted basis.

Stock options

The activity of stock options during 2013 is summarized as follows:

	Number of options	Weighted average exercise price per option
Outstanding at January 1, 2013	8,185,539	0.41
Granted	7,281,300	3.75
Forfeited/cancelled	(30,200)	0.52
Exercised	(3,262,911)	0.37

Outstanding at December 31, 2013	12,173,728	2.42

On October 12, 2013, the Company granted 7,281,300 performance-based share options to employees at an exercise price of $3.75 per share. 25% of the share options granted will vest on each of the first four anniversaries of vesting commencement date, provided that (i) the employees achieve certain annual performance targets, pertaining to the employees’ overall performance on business development, teamwork, service delivery, self-development and training; and (ii) the award holder continues to be an employee of the Group at the time the performance targets are met. The compensation cost is accrued as it is probable that the performance conditions will be satisfied.

The granted share options lapse on the earlier of (1) seven or ten years from the date it is granted; (2) three months after the grantee’s termination of employment as an employee; and (3) one year after the date of the grantee’s termination of employment or service on account of disability or death.

The following table summarizes the information regarding the share options as of December 31, 2013:

	As of December, 31, 2013
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value
Outstanding	12,173,728	6.93	2.42	15,303
Exercisable	4,779,352	2.67	0.43	14,992
Vested and expected to vest	11,642,234	6.81	2.36	15,294

Total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was $9,558, $7,163 and $10,030.

The weighted-average grant date fair value of options granted for the year ended December 31, 2013 was $3.75. No option granted in the years ended December 31, 2011 and 2012.

The fair value of each option granted was estimated on the date of grant using the binomial lattice option pricing model with the following assumptions for grants in the period presented:

2013
Risk-free interest rate	3.03%
Volatility	45.54%
Dividend yield	0.00%
Exercise multiple	2.8
Fair value of underlying ordinary shares	$4.01

(1)                 Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of PRC international government bonds with a maturity period close to the contractual life of the options.

(2)                 Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company.

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

(5)              Fair value of underlying ordinary shares

The closing market price of the Company’s ordinary share as of the grant date was used as the fair value of the ordinary shares on that date.

The Group recorded share-based compensation of $753, $356 and $1,656 for share options granted to employees in the statements of comprehensive income/(loss) for the years ended December 31, 2011, 2012 and 2013, respectively.

There was $13,126 of total unrecognized compensation expense related to share options granted as of December 31, 2013. The expense is expected to be recognized over a weighted-average period of 2.26 years according to the graded vesting schedule.

Nonvested shares

For the years ended December 31, 2011, 2012 and 2013, the Company granted 3,233,787, 6,780,000 and 8,858,892 nonvested shares to employees, respectively.

With the adoption of the 2012 Share Incentive Plan, the Group cancelled 7,228,875 nonvested shares under the 2007 Share Incentive plan, which were granted to 78 employees and originally had two to four years vesting periods, accompanied by concurrent grant of the same number of nonvested shares as replacement awards under the 2012 Share Incentive Plan on September 1, 2012, among which the vesting schedule of 4,124,200 nonvested shares were modified primarily from vesting on each of the quarterly anniversaries from grant date to vest on each anniversary from grant date over original vesting period.

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

The Company granted 4,495,228 performance based nonvested shares with four years vesting term in the year ended December 31, 2013. The vesting conditions are the same as those for performance based options described above.

On December 12, 2013, the Company granted 784,864 nonvested shares with two years vesting term to Alohar’s employees as long term incentives as discussed in Note 3(c).

The fair value of the nonvested shares at the date of grant was estimated with reference to the closing market price of the Company on grant date.

A summary of the nonvested shares activity during 2013 is as follows:

	Number of shares	Weighted average grant date fair value
Outstanding at January 1, 2013	8,034,464	3.04
Granted	8,858,892	3.70
Vested	(2,718,280)	3.11
Forfeited	(980,804)	3.06
Outstanding at December 31, 2013	13,194,272	3.46

Total fair value of nonvested shares vested during the years ended December 31, 2011, 2012 and 2013 were $506, $4,144 and $7,749, respectively.

The Group recorded compensation expenses of $4,608, $12,180 and $11,323 for the years ended December 31, 2011, 2012 and 2013, respectively based on the fair value of nonvested shares, which equaled to the closing market price of the Company’s ordinary share as of the grant date.

There was $27,363 of total unrecognized compensation expense related to nonvested shares granted as of December 31, 2013. The expense is expected to be recognized over a weighted-average period of 1.96 years according to the graded vesting schedule.

Cash-settled nonvested shares

As discussed in Note 3(c), the Company granted 1,699,152 nonvested shares to Alohar’s employees as long-term incentives on December 12, 2013, which have a vesting term of two to five years and will be settled in cash based on the fair value of the Company’s ordinary share on each vesting date. The cash-settled nonvested shares are liabilities instrument under share-based compensation arrangements, which are remeasured at the end of each reporting period until settlement based on the market price of the Company’s ordinary shares. The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the vesting period of the award, based on the graded vesting attribution method. Fluctuations in the fair value of the liability award are recorded as increases or decreases in compensation cost.

The Group recorded compensation expenses of $393 for the cash-settled nonvested shares granted to employees in the year ended December 31, 2013.There was $4,982 of unrecognized compensation expense related to the cash-settled nonvested share based on the fair value of the Company’s ordinary share as of December 31, 2013, which is expected to be recognized over a weighted-average period of 1.30 years according to the graded vesting schedule.

19.                PRC CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $8,405, $11,626 and $17,250 for the years ended December 31, 2011, 2012 and 2013, respectively.

20.                STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the relevant PRC laws and regulations, the Group’s entities in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s entities in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s entities in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriations to these reserves by the Group’s entities in the PRC were $3,041, $2,310 and $1,561 for the years ended December 31, 2011, 2012 and 2013, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC not available for distribution, was $45,489 and $47,438 as of December 31, 2012 and 2013, respectively.

21.                COMMITMENTS

(a)                 Operating lease commitments

The Group has entered into operating lease agreements primarily for its office spaces. These leases expire through 2016 and are renewable upon negotiation. Rental expense under operating leases was $2,088, $2,821 and $4,087 for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2013 are as follows:

Year 2014	5,063
Year 2015	2,991
Year 2016	1,212
9,266

(b)                 Capital commitments

The Company entered into a series of agreements to acquire under-construction premises with an aggregate gross floor area of approximately 27,000 square meters in the Industrial Park of National Geographic Information Technology in Beijing’s Shunyi District. The premises will serve primarily as AutoNavi’s new map data facility, while also supporting the Company’s overall expansion. The aggregate consideration for acquiring the new premises is approximately $ 44.6 million (RMB270 million), to be paid in installments until construction is completed and accepted. The Company paid the cash consideration of $8.9 million (RMB54.1 million) as of December 31, 2013, which was recorded in “prepayment for acquisition of property” on the consolidated balance sheet. Pursuant to the agreements, the premises will be delivered to AutoNavi by the end of 2014.

The future payments under the aforementioned agreement are based on the construction progress. The Company paid $1.7 million (RMB 10.0 million) in January 2014 and estimates the remaining payment of $34.0 million (RMB 205.9 million) will be made in 2014.

22.                RELATED PARTY TRANSACTIONS

(a)                 As of December 31, 2012 and 2013, the Group had the following outstanding balances with its related parties:

	As of December 31,
	2012	2013
Loan to an equity method investee of the Group:(1)
Ariadne	—	442
Others	3	6
Subtotal, non-trading	3	448
Trading receivable from equity method investees:
GoldenTom	4,749	778
Less: allowance for doubtful accounts (2)	—	(778)
Receivable from GoldenTom, net	4,749	—
Yesway	—	7
Total	4,752	7

(b)                 Related party transactions consist of the following:

	Year ended December 31,
	2011	2012	2013
Revenue generated from equity method investee (2)
GoldenTom	249	3,432	1,991

(1)  The loans are no-interest bearing, uncollateralized and with a maturity term of one year.

(2)  On October 28, 2011, AutoNavi Software and TomTom Global established a joint venture, GoldenTom, to provide digital map databases and traffic information in China (see Note 7). Revenues generated by GoldenTom were shared among GoldenTom, AutoNavi Software and TomTom. For the years ended December 31, 2011, 2012 and 2013, $249, $3,432 and $1,991 were recognized as revenues shared from GoldernTom, respectively. Deferred revenue was $645, $2,081 and $425 due to post contract service term and the net receivable from GoldenTom was $1,056, $4,749 and $nil as of December 31, 2011, 2012 and 2013, respectively. The receivable as of December 31, 2013 was provided a full bad debt allowance based on the Company’s estimate of future collectability.

23.                SUBSEQUENT EVENT

AutoNavi entered into a definitive agreement to be acquired by Alibaba Group

On April 11, 2014, the Company announced that it has entered into a definitive merger agreement to be acquired by Ali ET Investment Holding Limited (“Ali ET”), an indirect wholly-owned subsidiary of Alibaba Group Holding Limited.  At the effective time of the merger, each ordinary share and ADS of the Company issued and outstanding immediately before the effective time, other than certain excluded shares (which includes all share capital beneficially owned by Alibaba Group), will be converted into the right to receive $5.25 per ordinary share and $21.00 per ADS, respectively.  The transaction is subject to customary closing conditions and the approval by an affirmative vote of the shares of the Company representing at least two-thirds of the shares of the Company present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders to be convened on a date to be announced to consider the authorization and approval of the merger agreement and the transaction. The Company will prepare and file with the SEC a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The proxy statement will include a description of the merger agreement and contain other important information about the transaction, the Company and the other participants in the transaction. Additional information about the merger agreement is set forth in our current report on Form 6-K filed with the SEC on April 11, 2014.

Grant of nonvested shares

On January 29, 2014, the Company granted 6,110,000 non-performance based nonvested ordinary shares to employees, of which 50% will vest on each of the two anniversaries of vesting commencement date. On March 13, 2014, the Company granted 1,251,176 performance based nonvested ordinary shares with the same vesting conditions as described in note 18 to employees, of which 25% will vest on each of the four anniversaries of vesting commencement date. The fair value of each nonvested share at grant date of January 29, 2014 and March 13, 2014 was $3.73 and $5.15, respectively. The total grant date fair value of the nonvested shares was $29,206, which will be recognized in the consolidated statement of comprehensive income/(loss) in the respective service period set out above.